Form 10-K405, Exhibit 13
period 1998-09-30
NASB FINANCIAL INC
filed 1998-12-29
CIK 1059131

NASB FINANCIAL, INC.
1998 ANNUAL REPORT
----------------------------------------------------------------


CONTENTS


2      Letter to Shareholders
3      Selected Consolidated Financial and Other Data
4-11 Management's Discussion and Analysis of Financial Condition and
         Results of Operations
12-35  Consolidated Financial Statements
36     Independent Auditor's Report
37     Summary of Unaudited Quarterly Operating Results
38     Listing of Directors and Officers
39 Branch Offices, Investor Information, Common Stock Prices and
         Dividends


FINANCIAL HIGHLIGHTS
                                       1998         1997         1996
                                 -------------------------------------
                           (Dollars in thousands, except per share data)
FOR THE YEAR ENDED SEPTEMBER 30
Net interest income                 $ 27,849       24,777       22,242
Net income                            13,586       11,071        7,731
Net income per share                    6.08         4.92         3.39
Return on average assets                1.85%        1.53%        1.14%
Return on average equity               21.06%       20.07%       15.89%

AT YEAR END:
Assets                              $736,054      733,464      711,088
Loans                                658,357      636,742      619,262
Customer deposit accounts            545,504      520,544      499,631
Stockholders' equity                  69,833       59,196       51,149
Stockholders' equity to assets           9.5%         8.1%         7.2%
Book value per share                $  31.37        26.47        22.60

SELECTED YEAR END INFORMATION:
Stock price per share:          Bid $  50.00        51.00        30.75
                                Ask    55.00        54.50        33.75

[LOGO]



	December 20, 1998




Dear Shareholder:

I am pleased to report that 1998 was another successful year for your Company. In January 1998, our shareholders approved the formation of NASB Financial, a unitary thrift holding company that now owns 100% of North American Savings Bank. This is our new Company's first annual report. Although the new structure provides a great deal of flexibility regarding our operating activities, the following information almost entirely reflects the results of the savings bank.

During the past year, we resolved a twelve-year-old real estate problem loan (+$1,500,000), and revalued our residential real estate loan servicing portfolio to reflect an increase in prepayments due to the decline in interest rates (-$500,000). After the tax-adjusted effect of these two items, NASB will report net income of $13,586,000. Exclusive of these two items income would have been $12,510,000, which represents a 13% increase over the previous year.

Non-interest expenses increased by $2,179,000. This 15% increase is abnormal for us, and is primarily the result of hopefully making certain that we properly deal with any potential problems associated with the coming millennium, and with attempting to originate more profitable consumer and construction loans.

The real estate markets in which we deal remain very robust. Although we enter the new year with more capital, more customers, and higher returns, it is difficult to be more than cautiously optimistic of the future. The rates at which we can invest are at levels not seen since the 1960s. We face increasingly intense competition from a wide array of companies that are larger than we, have more capital, more experience, and, in some cases, are willing to make loans that would not meet our standards for quality and/or profitability.

We will work very hard as we attempt to continue our successes during the coming year. As always, we are appreciative of your continued support.




	Sincerely,


	/s/ David H. Hancock
	David H. Hancock
	Board Chairman

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following tables include selected information concerning the financial position of NASB Financial, Inc., (including consolidated data from the operations of subsidiaries) for the years ended September 30. Dollar amounts are expressed in thousands, except per share data.

SUMMARY STATEMENT OF OPERATIONS  1998    1997    1996    1995    1994
------------------------------------------------------------------------
Interest income               $ 62,391  60,031  56,002  50,075  40,859
Interest expense                34,542  35,254  33,760  28,893  22,600
                                ----------------------------------------
Net interest income             27,849  24,777  22,242  21,182  18,259
Provision for loan losses           64     477     633    (749)    328
                                ----------------------------------------
  Net interest income after
    provision for loan losses   27,785  24,300  21,609  21,931  17,931
Other income                    11,424   8,596   9,045   4,679   7,953
General and administrative
  expenses                      17,067  14,888  18,085  13,319  14,569
                                ----------------------------------------
  Income before income taxes,
    and cumulative effect of change
    in accounting principle     22,142  18,008  12,569  13,291  11,315
Income tax expense               8,556   6,937   4,838   5,115   4,025
                                ----------------------------------------
  Income before extraordinary item
    and cumulative effect of change
    in accounting principle     13,586  11,071   7,731   8,176   7,290
Cumulative effect of change
  in accounting principle           --      --      --     369      --
                                ----------------------------------------
  Net income                  $ 13,586  11,071   7,731   8,545   7,290
                                ========================================

Basic earnings per share:
  Before cumulative effect of change
   in accounting principle    $   6.08    4.92    3.39    3.54    3.17
  Cumulative effect of change
   in accounting principle          --      --      --     .16      --
                                ----------------------------------------
    Total income per share    $   6.08    4.92    3.39    3.70    3.17
                                ========================================
Average shares outstanding
    (in thousands)               2,234   2,251   2,279   2,309   2,298


SUMMARY BALANCE SHEET            1998    1997    1996    1995    1994
------------------------------------------------------------------------
Assets:
  Bank deposits              $     --      513  10,087  11,327   2,721
  Securities available
    for sale                   24,951   33,603  30,117   1,341  17,666
  Stock in Federal Home
    Loan Bank                   5,961    9,812   3,990   3,990   3,990
  Loans held for sale         131,845  138,869  33,963  23,122  46,523
  Securities held to maturity      --       --      --  13,583  42,152
  Mortgage-backed securities   23,947   30,016  25,072  80,709  97,116
  Loans receivable            526,512  497,873 585,299 483,858 338,064
  Non-interest earning assets  22,838   22,778  22,560  23,908  20,345
                              -----------------------------------------
    Total assets             $736,054  733,464 711,088 641,838 568,577
                              =========================================

Liabilities:
  Customer deposit accounts  $545,504  520,544 499,631 529,628 483,667
  Advances from Federal
    Home Loan Bank            109,210  143,226 145,242  50,258  28,275
  Other borrowings                200    1,680   1,565   1,690   6,096
  Non-interest costing
    Liabilities                11,307    8,818  13,501  14,076  11,491
                             -------------------------------------------
    Total liabilities         666,221  674,268 659,939 595,652 529,529
Stockholders' equity           69,833   59,196  51,149  46,186  39,048
                             -------------------------------------------
Total liabilities and
   stockholders' equity      $736,054  733,464 711,088 641,838 568,577
                             ==========================================

Book value per share         $  31.37    26.47   22.60   19.95   16.93
                             ==========================================


OTHER DATA                       1998     1997    1996    1995    1994
                              ------------------------------------------
Loans serviced for others    $ 546,198  454,169 370,817 434,769 481,816
Number of full service branches      7        7       7       8       8
Number of employees                296      267     267     245     253
Shares outstanding (in thousands)2,226    2,236   2,264   2,315   2,307

GENERAL

     NASB Financial, Inc. ("the Company") was formed in April 1998 to become a unitary thrift holding company of North American Savings Bank, F.S.B. ("the Bank" or "North American"). The Company's principal business is to provide banking services through the Bank. Specifically, the Bank obtains savings and checking deposits from the public, then uses those funds to originate and purchase real estate loans and other loans. The Bank also purchases mortgage-backed securities ("MBS") and other investment securities from time to time as conditions warrant. In addition to customer deposits, the Bank obtains funds from the sale of loans held-for-sale, the sale of securities available-for-sale, repayments of existing mortgage assets, and advances from the Federal Home Loan Bank ("FHLB"). The Bank's primary sources of income are interest on loans, MBS, and investment securities plus customer service fees and income from lending activities. Expenses consist primarily of interest payments on customer deposits and other borrowings and general and administrative costs.

     The Bank operates seven deposit branch locations, six residential loan origination branch offices, and two residential construction loan origination offices, primarily in the greater Kansas City area. Consumer loans are also offered through the Bank's branch network. Customer deposit accounts are insured up to allowable limits by the Savings Association Insurance Fund ("SAIF"), a division of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of Thrift Supervision ("OTS") and the FDIC.

FINANCIAL CONDITION

     Total assets as of September 30, 1998, were $736.0 million, an increase of $2.6 million from the prior year-end. Average interest-earning assets increased $4.0 million from the prior year to $707.6 million.

     During the fiscal year ended September 30, 1998, securities available for sale decreased $5.1 million, which was the result of the sale of Federal Housing Administration ("FHA") debentures. These FHA debentures were originally acquired in exchange for FHA insured commercial real estate loans at the exercise of the Bank's option.

     Included in mortgage-backed securities available for sale are $3.3 million in interest-only strips, which consist of excess mortgage servicing rights established at the time of various loan sales in accordance with Statement of Financial Accounting Standards ("SFAS")
No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." These are more fully described in the notes to consolidated financial statements. Interest-only strips are carried at estimated fair value. The Bank does not actively trade in derivative financial instruments and management does not currently use derivative financial instruments to manage interest rate risk or for other hedging strategies.

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market can be sold with servicing released or converted into MBS and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 1998, the Bank originated $378.8 million in mortgage loans held for sale, $186.4 million in mortgage loans held for investment, and $21.8 million in other loans. This total of $587.0 million in loan originations was an increase of $127.8 over the prior fiscal year.

     Included in the $131.8 million in loans held for sale as of September 30, 1998, are $13.1 million in mortgage loans held for sale with servicing released. During the year, the Bank originated $124.6 million of these loans and sold $127.7 million. The Bank intends to retain the servicing on the remaining $254.2 million in mortgage loans originated for sale. Also included in loans held for sale at September 30, 1998, are $0.5 million in commercial residential loans insured by the FHA. The Bank holds options to sell these insured loans back to the FHA during specified periods in the future at specified prices. All loans held for sale are carried at the lower of cost or fair value.

     The balance of total loans held for investment at September 30, 1998, was $526.5 million, an increase of $28.6 million from the balance at September 30, 1997. During fiscal 1998, total originations and purchases of mortgage loans and other loans held for investment were $208.2 million, offset by $179.6 million in repayments and amortizations. A significant portion of the increase in loans held for investment were residential construction loans. The gross balance of residential construction loans was $150.7 million at September 30, 1998, an increase of $48.6 million (48%). During fiscal 1998, management increased the level of staffing and other resources committed to the origination of residential construction loans.

     Mortgage servicing rights increased $1.8 million during fiscal 1998 as a result of loans sold with servicing released. In relationship to this increase, the total balance of mortgage loans serviced for others was $546.2 million, an increase of $92.0 million from the prior fiscal year-end.

     Total liabilities were $666.2 million at September 30, 1998, a decrease of $8.0 million (1%) from the previous year. Average interest-costing liabilities during fiscal year 1998 were $658.7 million, a decrease of $1.6 million from fiscal 1997.

     Customer deposit accounts increased $25.0 million during fiscal year 1998, which includes an increase of $8.9 million in demand deposit accounts, an increase of $8.5 million in savings accounts, and an increase of $9.0 million in certificates of deposit, offset by a decrease of $1.4 million in money market demand accounts. The average interest rate on customer deposits at September 30, 1998, was 5.04%, a decrease of 25 basis points from the prior year-end. The average balance of customer deposits during fiscal 1998 was $533.1 million, an increase of $22.7 million from fiscal 1997.

     Advances from the Federal Home Loan Bank were $109.2 million at September 30, 1998, a decrease of $34.0 million from the prior fiscal year-end. During fiscal year 1998, the Bank borrowed $291.0 million of new advances and made $325.0 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

     Accrued expenses and other liabilities were $3.8 million at September 30, 1998, an increase of $1.5 million from the prior year-end. This increase is related to normal fluctuations in amounts due to investors on loans serviced for others.

     During the year ended September 30, 1998, the Company repurchased 18,660 shares of its common stock at a cost of $1.1 million. Also, the Company paid a total of $2.1 million in cash dividends to its stockholders.

NET INTEREST MARGIN

     The Bank's net interest margin is comprised of the difference ("spread") between interest income on loans, MBS, and investments and the interest cost of customer deposits, FHLB advances, and other borrowings. Management monitors net interest spreads and, although constrained by certain market, economic, and competition factors, it establishes loan rates and customer deposit rates that maximize net interest margin.

     During fiscal year 1998, average interest-earning assets exceeded average interest-costing liabilities by $48.8 million, which was 6.7% of average total assets. In fiscal year 1997, average interest-earning assets exceeded average interest-costing liabilities by $43.3 million, which was 6.0% of average total assets.

     The table below presents the total dollar amounts of interest income and expense on the indicated amounts of average interest-earning assets or interest-costing liabilities, with the average interest rates for the year and at the end of each year. Average yields reflect yield reductions due to non-accrual loans. Average balances and weighted average yields at year-end include all accrual and non-accrual loans. Dollar amounts are expressed in thousands.

                                   Fiscal 1998                As of
                           ----------------------------      9/30/98
                            Average              Yield/       Yield/
                            Balance   Interest    Rate         Rate
                           -------------------------------------------
Interest-earning assets:
  Loans                    $639,956    57,714     9.02%        8.09%
  MBS                        42,443     3,056     7.20%        6.57%
  Investments                18,890     1,186     6.28%        7.81%
  Bank Deposits               6,291       435     6.92%          --
                           -------------------------------------------
   Total earning assets     707,580    62,391     8.82%        7.99%
Non-earning assets           25,274    -------------------------------
                           ---------
   Total                   $732,854
                           =========

Interest-costing liabilities:
  Customer deposits        $533,097    27,014     5.07%        5.04%
  FHLB advances             124,774     7,478     5.99%        5.77%
  Other borrowings              875        50     5.71%        7.50%
                           -------------------------------------------
  Total costing liabilities 658,746    34,542     5.24%        5.16%
Non-costing liabilities       8,982    -------------------------------
Stockholders' equity         65,126
                           ---------
   Total                   $732,854
                           =========
Net earning balance        $ 48,834

Earning yield less costing rate                   3.58%        2.83%
                                                 ======       ======
Average interest-earning
assets                     $707,580
                           =========
Net interest                           27,849
                                      ========
Net yield spread on avg.
  Interest-earning assets                         3.94%
                                                 ======



                                   Fiscal 1997                As of
                           ----------------------------      9/30/97
                            Average              Yield/       Yield/
                            Balance   Interest    Rate         Rate
                           -------------------------------------------
Interest-earning assets:
  Loans                    $620,914    55,052     8.87%        8.16%
  MBS                        56,965     3,609     6.34%        7.16%
  Investments                17,375     1,083     6.23%        6.80%
  Bank Deposits               8,356       287     3.43%        5.31%
                           -------------------------------------------
   Total earning assets     703,610    60,031     8.53%        8.05%
Non-earning assets           22,996    -------------------------------
                           ---------
   Total                   $726,606
                           =========

Interest-costing liabilities:
  Customer deposits        $510,365    25,014     5.07%        5.29%
  FHLB advances             148,400     9,280     6.25%        6.03%
  Other borrowings            1,575        93     5.91%        6.22%
                           -------------------------------------------
 Total costing liabilities  660,340    35,254     5.34%        5.45%
Non-costing liabilities      10,252    -------------------------------
Stockholders' equity         56,014
                           ---------
   Total                   $726,606
                           =========
Net earning balance        $ 43,270

Earning yield less costing rate                   3.19%        2.60%
                                                 ======       ======
Average interest-earning
   assets                  $707,580
                           =========
Net interest                           24,777
                                      ========
Net yield spread on avg.
  Interest-earning assets                         3.52%
                                                 ======



                                   Fiscal 1996                As of
                           ----------------------------      9/30/96
                            Average              Yield/       Yield/
                            Balance   Interest    Rate         Rate
                           -------------------------------------------
Interest-earning assets:
  Loans                    $568,797    49,434     8.69%        8.27%
  MBS                        68,426     4,901     7.16%        7.43%
  Investments                15,130     1,114     7.37%        7.24%
  Bank Deposits              11,250       553     4.92%        4.98%
                           -------------------------------------------
   Total earning assets     663,603    56,002     8.44%        8.15%
Non-earning assets           21,849    -------------------------------
                           ---------
   Total                   $685,452
                           =========

Interest-costing liabilities:
  Customer deposits        $520,829    27,494     5.28%        5.29%
  FHLB advances              99,201     6,170     6.22%        6.00%
  Other borrowings            1,612        96     5.96%        5.98%
                           -------------------------------------------
 Total costing liabilities  621,642    33,760     5.43%        5.45%
Non-costing liabilities      12,911    -------------------------------
Stockholders' equity         50,899
                           ---------
   Total                   $685,452
                           =========
Net earning balance        $ 41,961

Earning yield less costing rate                   3.01%        2.70%
                                                 ======       ======
Average interest-earning
    assets                 $663,603
                           =========
Net interest                           22,242
                                      ========
Net yield spread on avg.
  Interest-earning assets                         3.35%
                                                 ======

     The following tables set forth information regarding changes in interest income and interest expense. For each category of interest-earning asset and interest-costing liability, information is provided on changes attributable to (1) changes in rates (change in rate multiplied by the old volume), (2) changes in volume (change in volume multiplied by the old rate), and (3) changes in rate and volume (change in rate multiplied by the change in volume). Average balances, yields and rates used in the preparation of this analysis come from the preceding table. Dollar amounts are expressed in thousands.


                                 Year ended September 30, 1998
                                         compared to
                                   year ended September 30, 1997
                             ------------------------------------------
                                                      Rate/
                               Rate      Volume      Volume     Total
                             ------------------------------------------
Components of interest income:
  Loans                       $  931       1,689        42      2,662
  Mortgage-backed securities     490        (921)     (122)      (553)
  Investments                      9          94        --        103
  Other assets                   292         (71)      (73)       148
                             ------------------------------------------
Net change in interest income  1,722         791      (153)     2,360
                             ------------------------------------------
Components of interest expense:
  Customer deposit accounts       --       1,152       (19)     1,133
  FHLB advances                 (386)     (1,477)       61     (1,802)
  Other borrowings                (3)        (41)        1        (43)
                             ------------------------------------------
Net change in interest expense  (389)       (366)       43       (712)
                             ------------------------------------------
Increase (decrease) in net
   interest income          $  2,111       1,157      (196)     3,072
                             ==========================================

                                 Year ended September 30, 1997
                                         compared to
                                   year ended September 30, 1996
                             ------------------------------------------
                                                      Rate/
                               Rate      Volume      Volume     Total
                             ------------------------------------------
Components of interest income:
  Loans                      $ 1,024       4,529        65      5,618
  Mortgage-backed securities    (561)       (821)       90     (1,292)
  Investments                   (172)        165       (24)       (31)
  Other assets                  (168)       (142)       44       (266)
                             ------------------------------------------
Net change in interest income    123       3,731       175      4,029
                             ------------------------------------------
Components of interest expense:
  Customer deposit accounts   (1,094)       (552)       33     (1,613)
  FHLB advances                   30       3,060        20      3,110
  Other borrowings                (1)         (2)       --         (3)
                             ------------------------------------------
Net change in interest expense(1,065)      2,506        53      1,494
                             ------------------------------------------
Increase (decrease) in net
   interest income           $ 1,188       1,225       122      2,535
                             ==========================================



COMPARISON OF YEARS ENDED SEPTEMBER 30, 1998 AND 1997

     For the fiscal year ended September 30, 1998, the Company had net income of $13.6 million, or $6.08 per share compared to net income in the prior year of $11.1 million or $4.92 per share.

     Total interest income for the year ended September 30, 1998, was $62.4 million, an increase of $2.4 million (4%) over fiscal year 1997. Total interest-earning assets increased $4.0 million from $703.6 million during fiscal 1997 to $707.6 million during fiscal 1998. In addition, the average yield on interest-earning assets increased 29 basis points from 8.53% during fiscal 1997 to 8.82% during fiscal year 1998.

     The increase in the Bank's total interest income during fiscal 1998 was due primarily to an increase of $2.7 million in interest from the Bank's loan portfolio, of which $931,000 was the result of an increase in the average balance of loans outstanding and $1.7 million was due to an increase in yield on loans. The average balance of loans outstanding was $640.0 million during fiscal year 1998, an increase of $19.0 million over the fiscal year 1997 average balance of $620.9 million. The weighted average rate on loans receivable at the year ended September 30, 1998, was 8.09%, an 7 basis point decrease from September 30, 1997. However, the weighted average yield on the Bank's loan portfolio increased 15 basis points during fiscal 1998 to 9.02%, due to an increase in the amortization of deferred fees and discounts on loans, which occurred because of an increase in loan repayments.

     Interest on MBS declined during fiscal year 1998 due to a decrease in the average balance of MBS of $14.5 million, partially offset by an increase in yield on MBS of 86 basis points. As North American has remained focused on its residential "whole loan" portfolio, repayments of MBS have been used for the origination of new residential loans.

     Total interest expense during the year ended September 30, 1998, decreased $0.7 million (2%) from the same period in the prior year, primarily due to a $23.6 million decrease in the average balance and 26 basis point decrease in the average rate paid on FHLB advances. Management continues to use FHLB advances as a primary source of short-term financing. These decreases in FHLB advances were partially offset by an $22.7 million increase in the average balances of customer deposits. The average cost of customer deposits during fiscal 1998 was 5.07%, unchanged from fiscal 1997.

     The Bank's net interest income is impacted by changes in market interest rates, which have varied greatly over time. Changing interest rates also affect the level of loan prepayments and the demand for new loans. Management monitors the Bank's net interest spreads (the difference between yields received on assets and paid on liabilities) and, although constrained by market conditions, economic conditions, and prudent underwriting standards, it offers deposit rates and loan rates that maximize net interest income. Management does not predict interest rates, but instead attempts to fund the Bank's assets with liabilities of a similar duration to minimize the impact of changing interest rates on the Bank's net interest margin. Since the relative spread between financial assets and liabilities is constantly changing, North American's current net interest spread may not be an indication of future net interest income.

     Management records a provision for estimated loan losses in amounts sufficient to cover current net charge-offs and an estimate of potential future losses based on an analysis of risks that management believes to be inherent in the loan portfolio. The General Valuation Allowance ("GVA") recognizes the inherent risks associated with lending activities but, unlike specific allowances, have not been allocated to particular problem assets. The provision for losses on loans was $64,000 during the year ended September 30, 1998, compared to $477,000 during fiscal 1997. The provision was reduced proportionate to the decrease in the level of problem loans during fiscal 1998. Management analyzes the adequacy of the allowance accounts on a monthly basis and believes that the Bank's specific loss allowances and GVA are adequate. While management uses information currently available to determine these allowances, they can fluctuate based on changes in economic conditions and changes in the information available to management. Also, regulatory agencies review the Bank's allowances for loss as part of their examination, and they may require the Bank to recognize additional loss provisions based on the information available at the time of their examinations.

     Total other income for fiscal year 1998 was $11.4 million, an increase of $2.8 million from fiscal 1997. Specifically, loan servicing fees decreased $0.4 million due to an increase in amortization of capitalized mortgage servicing rights, which was a result of an increase in prepayments of the underlying mortgage loans. Customer service fees increased $287,000 due to a higher volume of demand deposit and other transaction accounts and an increase in late charges on mortgage loans. During the quarter ended September 30, 1998, a write down and valuation allowance of $651,000 was established for impairment of mortgage servicing rights. Provision for losses on real estate for fiscal 1998 was a net recovery of $2.0 million, compared to a net recovery of $172,000 during fiscal 1997. Management booked a negative loss provision on REO after a periodic analysis of the Bank's GVA on REO showed the Bank to be substantially over reserved. The excess GVA on REO accumulated as a result of a recovery on a large commercial property that was recently sold. Gains on loans held for sale increased $1.1 million due to an increase in the volume of loans sold. Other operating income increased $743,000 due to an increase in loan prepayment fees plus an increase in sales of tax-deferred annuities and mutual fund products through the Bank's subsidiary, Nor-Am Service Corporation.

     Total general and administrative expenses for fiscal year 1998 increased $2.2 million from the prior year. Specifically, compensation expense increased $1.5 million, due primarily to an increase in staffing in the residential, construction, and consumer lending departments.
This 17% increase from the prior year is in relationship to a 28% increase in total loan origination volume.

COMPARISON OF YEARS ENDED SEPTEMBER 30, 1997 and 1996

     For the fiscal year ended September 30, 1997, the Company had net income of $11.1 million, or $4.92 per share compared to net income in the prior year of $7.7 million or $3.39 per share. The results for the year ended September 30, 1996, included a one-time charge for customer deposit insurance of $3,355,000 ($2,063,000 after tax effect) to recapitalize the SAIF. Excluding the charge, net income for the fiscal year ended September 30, 1996, was $9.8 million, or $4.30 per share.

     Total interest income for the year ended September 30, 1997, was $60.0 million, an increase of $4.0 million (7%) over fiscal year 1996. This increase was due primarily to a $40.0 million growth in average interest-earning assets from $663.6 million during fiscal year 1996 to $703.6 million during fiscal year 1997. In addition, the average yield on interest-earning assets increased 9 basis points from 8.44% during fiscal year 1996 to 8.53% during fiscal year 1997.

     Most of the growth in interest-earning assets was achieved in the Bank's loan portfolio, which resulted in an increase in interest on loans of $5.6 million. The average balance of loans outstanding was $620.9 million in fiscal 1997, an increase of $52.1 million over fiscal 1996 average balance of $568.8 million. During fiscal 1997, the Bank continued to originate a large volume of adjustable rate mortgage loans that have initial interest rates that are below market rates. However, the weighted average yield on the Bank's loan portfolio increased 18 basis points during fiscal 1997 to 8.87% as many of the adjustable rate loans made in previous years adjusted to market rates. Although adjustable interest rate loans have a detrimental impact on the Bank's net interest margin during their initial periods, the rate adjustment feature will help to stabilize net interest income in the future and help to insulate the Bank from dramatic increases in market interest rates.

     Interest on MBS declined during fiscal 1997 due to a decrease in the average balance of MBS from $68.4 million during fiscal 1996 to $57.0 million during fiscal 1997.

     Total interest expense during the fiscal year ended September 30, 1997, increased $1.5 million (4%) from the same period in the prior year, due primarily to an increase in the average balance of FHLB advances of $49.2. This increase was partially offset by a decrease in interest expense on customer deposits. The average balance of customer deposits during fiscal 1997 was $510.4 million, a decrease of $10.5 million from fiscal 1996.

     Total other income for fiscal 1997 was $8.6 million, a decrease of $0.4 million from fiscal 1996. Specifically, gains on the sale of loans held for sale increased $1.2 million from the prior fiscal year, partially offset by a decrease in the sale of assets available for sale of $613,000. The line item in this section labeled "other" consists primarily of loan prepayment penalties and assumption fees, sales of Bank premises, and income from sales of non-traditional products such as annuities and mutual funds, which are sold through the Bank's service corporation. Specifically, the decrease in "other" other income of $1.5 million was due primarily to a reduction in loan prepayment penalty income and the gain on sale of the Bank's Higginsville, Missouri branch during the 1996 fiscal year.

     Total general and administrative expenses for fiscal 1997 decreased $3.2 million from the prior year, primarily due to the one-time SAIF assessment, which was expensed during the 1996 fiscal year. Annual SAIF deposit insurance premiums were reduced $746,000 following the one-time charge. Compensation expense increased $604,000, due primarily to an increase in the costs related to an increase in total loan origination volume.

ASSET LIABILITY MANAGEMENT

     Management recognizes that there are certain market risk factors present in the structure of the Bank's financial assets and liabilities. Since the Bank does not have material amounts of derivative securities, equity securities, or foreign currency positions, interest rate risk ("IRR") is the primary market risk that is inherent in the Bank's portfolio.

     The objective of the Bank's IRR management process is to maximize net interest income over a range of possible interest rate paths. The monitoring of interest sensitivity on both the interest-earning assets and the interest-costing liabilities are key to effectively managing IRR. Management maintains an IRR policy, which outlines a methodology for monitoring interest rate risk. The Board of Directors reviews this policy and approves changes on a regular basis. The IRR policy also identifies the duties of the Bank's Asset/Liability committee
("ALCO"). Among other things, the ALCO is responsible for developing the Bank's annual business plan and investment strategy, monitoring anticipated weekly cashflows, establishing prices for the Bank's various products, and implementing strategic IRR decisions.

     On a quarterly basis, the Bank monitors the estimate of changes that would potentially occur to its net portfolio value ("NPV") of assets, liabilities, and off balance sheet items assuming a sudden change in market interest rates. Management presents a NPV analysis to the Board of Directors each quarter and NPV policy limits are reviewed and approved.

     The following table is an interest rate sensitivity analysis, which summarizes information provided by the OTS, which estimates the changes in NPV of the Bank's portfolio of assets, liabilities, and off balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on North American's NPV of a instantaneous and sustained change in market interest rates of plus and minus 400 basis points, as well as the Bank's current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OTS compiled this information using data from the Bank's Thrift Financial Report as of September 30, 1998. Dollar amounts are expressed in thousands.

Changes in          Net Portfolio Value            Board       NPV as
  Market       -------------------------------    approved    % of PV
Interest rates  $ Amount   $ Change  % Change   policy limit of assets
-----------------------------------------------------------------------
  + 4%            71,750    (10,115)    -12%        -75%        10.1%
  + 3%            77,629     (4,235)     -5%        -50%        10.7%
  + 2%            81,587       (278)     -0%        -30%        11.1%
  + 1%            82,668        803      +1%        -15%        11.1%
 no change        81,865         --      --          --         10.8%
  - 1%            81,233       (632)     -1%        -15%        10.6%
  - 2%            82,718        853      +1%        -30%        10.7%
  - 3%            86,237      4,372      +5%        -50%        11.0%
  - 4%            90,303      8,438     +10%        -75%        11.3%


     Management cannot predict future interest rates and the effect of changing interest rates on future net interest margin, net income, or NPV can only be estimated. However, management believes that its overall system of monitoring and managing of IRR is effective.

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and related data presented have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, most of the Bank's assets and liabilities are monetary in nature. Except for inflation's impact on general and administrative expenses, interest rates have a more significant impact on the Bank's performance than do the effects of inflation. However, the level of interest rates may be significantly affected by the potential changes in the monetary policies of the Board of Governors of the Federal Reserve System in an attempt to impact inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

     Changing interest rates impact the demand for new loans, which affect the value and profitability of North American's loan origination department. Rate fluctuations inversely affect the value of the Bank's mortgage servicing portfolio because of their impact on mortgage prepayments. Falling rates usually stimulate a demand for new loans, which makes the mortgage banking operation more valuable, but also encourages mortgage prepayments, which depletes the value of mortgage servicing. Rising rates generally have the opposite effect on these operations.

YEAR 2000 ISSUE

     The Board of Directors and the management of the Company have established a formal process for the implementation of a plan to evaluate and correct the problems that the year 2000 could cause to the Company's critical automated systems. The year 2000 problem exists because many automated systems use only two digit fields to represent the year, such as "98" representing 1998. However, with the two digit format, the year 2000 is indistinguishable from 1900, 2001 from 1901, and so on. Should these critical systems fail in the year 2000, the Company would have difficulty in processing transactions for loan and deposit customers, which could cause significant damage to the Company's important customer relationships. Since the Company does not develop any of the software programs that are utilized, the process is focused on follow-up and testing of software provided by third party vendors and data centers to ensure their renovation.

     In calendar year 1997, management implemented a year 2000 process using the standard framework set forth by the Federal Financial Institutions Examination Council, which includes separate phases for awareness, assessment, renovation, validation, and implementation. In the awareness phase, management committed resources and established a year 2000 committee consisting of managers from all departments of the Company. This committee proceeded through the assessment phase, which included an analysis of the year 2000 impact on all hardware, software, and electronic equipment; identifying the Company's critical business processes; developing priorities by risk; gaining commitment from vendors and service providers; and evaluating the impact on the Bank's customers. The renovation phase included the replacement or elimination of non-compliant software, hardware, and vendors. In the validation phase, the committee will test all renovated systems and test all data exchanges with outside organizations. In the implementation phase, all renovated systems will be put into service.
To date, the Company has completed the awareness and assessment phases and is near the end of the renovation phase. The validation and implementation phases are scheduled to be completed by March 31, 1999. During fiscal 1998, the OTS performed an on-site examination of the Bank's year 2000 process. The Bank has been notified that it will undergo a second year 2000 examination by the OTS sometime before March 31, 1999.

     Data processing of the Bank's core operations is provided by a third party service bureau. In November 1998, the Bank's service bureau installed its fully renovated year 2000 compliant software. The Bank has actively participated in testing procedures and it continues to prudently monitor the progress reports received from the vendor. The Company's year 2000 process also includes the evaluation of phone systems, alarm systems, funds transfer providers, and all hardware and software on its wide-area network ("WAN"). Management estimates that the year 2000 implementation process will cost approximately $400,000, most of which is the cost of capitalized computer hardware for the WAN. Approximately one-half of this cost has been incurred as of September 30, 1998. Management expects the remainder of these costs to be incurred during fiscal 1999.

     The Company is in the process of finalizing its year 2000 contingency plan for each of the Company's critical automated systems. The contingency plan will be implemented if any of the critical systems should fail to become year 2000 compliant by certain target dates. Management expects the plan to be complete by January 31, 1999, but it also plans to make updates to the contingency plans on an ongoing basis. The third party service bureau has also formulated a contingency plan, which management is incorporating into the Company's overall contingency plan.

     The Board of Directors are updated on the status of the year 2000 process on at regular intervals. Management believes that the Company's year 2000 process is adequate to ensure that all mission critical systems will be year 2000 compliant.

LIQUIDITY AND CAPITAL RESOURCES

     The OTS specifies a required minimum liquidity ratio for thrift institutions, defined as liquid assets as a percentage of net withdrawable deposits and current borrowings. The Bank's liquidity ratio may increase or decrease depending on the availability of funds and the comparative yields on investment alternatives. For secondary sources of liquidity, the Bank may sell assets available for sale, borrow from primary securities dealers on a collateralized basis, or may use the FHLB of Des Moines' credit facility.

     North American maintains a balance of liquid assets above the minimum regulatory requirement and at a level adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The required liquidity ratio, which may vary from time to time, was 4% during at September 1998, and 5% during September 1997. For the months of September 1998 and 1997, North American's liquidity ratios were 11.3% and 5.7%, respectively.

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September 30, 1998, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirement, is provided in the notes to consolidated financial statements.

     Fluctuations in the level of interest rates typically impact prepayments on mortgage loans and mortgage related securities. During periods of falling rates, these prepayments increase and a greater demand exists for new loans. The availability of customer deposits is partially impacted by area competition. Management is not currently aware of any other market or economic conditions that could materially impact the Bank's future ability to meet obligations as they come due.

NASB FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

                                                      September 30,
                                                  ---------------------
                                                     1998         1997
                                                  ---------------------
ASSETS                                            (Dollars in thousands)
Cash and cash equivalents                          $  3,331       3,267
Securities available for sale (Note 3)
  (amortized cost of $7,485 and $12,371 at
   September 30, 1998 and 1997, respectively)         7,209      12,340
Stock in Federal Home Loan Bank, at cost              5,961       9,812
Mortgage-backed securities (Notes 4 and 5):
  Available for sale, at market value (amortized
    cost of $17,824 and $21,929 at September 30,
    1998 and 1997, respectively)                     17,742      21,263
  Held to maturity (estimated market value of
    $25,029 and $30,920 at September 30, 1998
    and 1997, respectively)                          23,947      30,016
Loans receivable (Note 6):
  Held for sale (estimated market value of
    $133,732 and $141,502 at September 30, 1998
    and 1997, respectively)                         131,845     138,869
  Held for investment, net                          526,512     497,873
Accrued interest receivable                           4,455       4,723
Real estate owned, net (Note 7)                       3,232       4,184
Premises and equipment, net (Note 8)                  4,818       5,308
Mortgage servicing rights, net (Note 17)              4,517       2,681
Other assets                                          2,485       3,128
                                                  ----------------------
                                                   $736,054     733,464
                                                  ======================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Customer deposit accounts (Note 9)               $545,504     520,544
  Advances from Federal Home Loan Bank (Note 10)    109,210     143,226
  Other borrowings (Note 11)                            200       1,680
  Escrows                                             5,915       6,054
  Income taxes payable (Note 12)                      1,606         480
  Accrued expenses and other liabilities              3,786       2,284
                                                  ----------------------
    Total liabilities                               666,221     674,268
                                                  ----------------------

Commitments and contingencies (Note 18)

Stockholders' equity (Notes 13, 14 and 16):
  Common stock of $1.00 par value: 3,000,000
    authorized; 2,333,828 issued	 at September 30,
    1998, and 2,325,569 issued at
    September 30, 1997                                2,334       2,326
  Serial preferred stock of $1.00 par value:
    7,500,000 shares authorized; none outstanding        --          --
  Additional paid-in capital                         12,262      12,198
  Retained earnings                                  59,527      48,064
  Treasury stock, at cost; 107,987 shares at
    September 30, 1998, and 89,327 shares
    at September 30, 1997.                           (4,070)     (2,963)
  Unrealized net loss on securities available
    for sale                                           (220)       (429)
                                                  ----------------------
    Total stockholders' equity                       69,833      59,196
                                                  ----------------------
                                                   $736,054     733,464
                                                  ======================


See accompanying notes to consolidated financial statements.

NASB FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

                                             Years Ended September 30,
                                        --------------------------------
                                          1998        1997        1996
                                        --------------------------------
                           (Dollars in thousands, except per share data)

Interest on loans receivable             $ 57,714     55,052     49,434
Interest on mortgage-backed securities      3,056      3,609      4,901
Interest and dividends on securities        1,186      1,083      1,114
Other interest income                         435        287        553
                                           -----------------------------
   Total interest income                   62,391     60,031     56,002
                                           -----------------------------

Interest on customer deposit accounts      27,014     25,881     27,494
Interest on advances and other borrowings   7,528      9,373      6,266
                                           -----------------------------
   Total interest expense                  34,542     35,254     33,760
                                           -----------------------------
Net interest income                        27,849     24,777     22,242
Provision for loan losses                      64        477        633
                                           -----------------------------
   Net interest income after
     provision for loan losses             27,785     24,300     21,609
                                           -----------------------------
Other income (expense):
  Loan servicing fees                         351        777        549
  Customer service fees and charges         1,854      1,567      1,486
  Impairment of originated mortgage
    servicing rights                         (651)        --         --
  Provision for losses on real estate owned 1,987        172         (3)
  Gain on sale of securities
    available for sale                         --         --          3
  Gain on sale of loans held for sale       6,383      5,321      4,111
  Other                                     1,500        759      2,289
                                           -----------------------------
     Total other income                    11,424      8,596      9,045
                                           -----------------------------
General and administrative expenses:
  Compensation and fringe benefits         10,285      8,769      8,165
  Premises and equipment                    2,312      2,239      2,124
  Advertising and business promotion          403        309        309
  Federal deposit insurance premiums          327        480      1,226
  SAIF special deposit insurance assessment    --         --      3,355
  Other                                     3,740      3,091      2,906
                                           -----------------------------
     Total general and
       administrative expenses             17,067     14,888     18,085
                                           -----------------------------
     Income before income taxes            22,142     18,008     12,569
                                           -----------------------------
Income tax expense (benefit):
  Current                                   7,582      5,659      7,623
  Deferred                                    974      1,278     (2,785)
                                           -----------------------------
     Total income tax expense               8,556      6,937      4,838
                                           -----------------------------
     Net income                          $ 13,586     11,071      7,731
                                           =============================
Basic earnings per share                 $   6.08       4.92       3.39
                                         ===============================
Diluted earnings per share               $   5.93       4.76       3.29
                                         ===============================
Weighted average shares outstanding     2,234,435  2,250,875  2,278,820



See accompanying notes to consolidated financial statements.

NASB FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                             Years Ended September 30,
                                            ----------------------------
                                              1998      1997      1996
                                            ----------------------------
Cash flows from operating activities:          (Dollars in thousands)
 Net income                                $ 13,586    11,071     7,731
 Adjustments to reconcile net income
   to net cash used in operating activities:
  Depreciation                                1,044     1,061       975
  Amortization and accretion                 (1,066)   (1,168)   (1,596)
  Deferred income tax expense (benefit)         974     1,278    (2,785)
  Gain on sale of securities
    available for sale                           --        --      (613)
  Impairment of originated mortgage
    servicing rights                            651        --        --
  Gain on sale of loans held for sale        (6,383)   (5,321)   (4,111)
  Stock dividend from FHLB                    3,851        --       (80)
  Provision for loan losses                      64       477       633
  Provision for losses on real estate owned  (1,987)     (172)        3
  Origination and purchase of loans
    held for sale                          (378,760) (398,091) (197,628)
  Sale of loans held for sale               345,242   293,905   187,230
 Changes in:
   Accrued interest receivable                  268      (511)      261
   Accrued expenses and other
    liabilities and current taxes payable     1,522    (6,035)      403
                                            ----------------------------
     Net cash used in operating activities  (20,994) (103,506)   (9,577)

Cash flows from investing activities:
  Principal repayments of
   mortgage-backed securities:
     Held to maturity                         6,059     4,847     8,771
     Available for sale                      12,037     4,156     6,198
  Principal repayments of mortgage
    loans held for investment and
    held for sale                           221,560   151,980   126,558
  Principal repayments of other loans        17,406    11,262    14,118
  Principal repayments of securities:
     Held to maturity                            --    16,000    29,162
     Available for sale                          32        30        80
  Loan origination - mortgage loans
    held for investment                    (186,393)  (42,172) (186,960)
  Loan origination - other loans            (21,821)  (18,909)   (9,945)
  Purchase of mortgage loans held
    for investment                          (26,703)  (23,230)  (40,634)
  Purchases of mortgage-backed securities
    held to maturity                             --    (9,826)       --
  Purchases of securities:
    Held to maturity                             --   (16,782)  (29,895)
    Available for sale                       (5,147)       --        --
  Proceeds from sale of mortgage-backed
    securities available for sale                --        --    18,090
  Proceeds from sale of securities
    available for sale                       11,960        --     8,476
  Proceeds for sale of real estate owned      5,908     1,592     1,355
  Equipment purchases                          (553)     (817)   (1,196)
  Other cash flows from investing activities    618      (239)    3,130
                                             ---------------------------
    Net cash provided by (used in)
      investing activities                   34,963    77,892   (52,692)

NASB FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                             Years Ended September 30,
                                            ----------------------------
                                              1998      1997      1996
                                            ----------------------------
Cash flows from financing activities:         (Dollars in thousands)
  Net increase (decrease) in customer
    deposit accounts                         24,960    20,913   (29,998)
  Proceeds from advances from FHLB          291,000   534,000   323,800
  Repayment on advances from FHLB          (325,016) (536,016) (228,816)
  Cash dividends paid                        (2,123)   (1,702)   (1,353)
  Repurchase of common stock                 (1,107)   (1,381)   (1,101)
  Proceeds from issuance of notes payable        --       250        --
  Repayment of notes payable                 (1,480)     (135)     (124)
  Net increase (decrease) in escrows           (139)       63      (762)
                                            ----------------------------
    Net cash provided by (used in)
      financing activities                  (13,905)   15,992    61,646
                                            ----------------------------
    Net increase (decrease) in cash
      and cash equivalents                       64    (9,622)     (623)

Cash and cash equivalents at
   beginning of the period                    3,267    12,889    13,512
                                            ----------------------------
Cash and cash equivalents at end of period $  3,331     3,267    12,889
                                            ============================

Supplemental disclosure of cash flow information:
  Cash paid for income taxes
    (net of refunds received)              $  7,563     7,406     6,225
  Cash paid for interest                     34,619    35,376    33,909

Supplemental schedule of non-cash
  investing and financing activities:
  Conversion of loans to real estate owned $  3,459     1,370       992
  Conversion of real estate owned to loans      766       100        --
  Conversion of loans to securities
    available for sale (FHA debentures)       2,012    10,714        --
  Capitalization of originated mortgage
    servicing rights                          3,500     1,853        --
  Capitalization of originated mortgage
    servicing interest only strips            2,237       912        --
  Excess servicing reclassified to
    mortgage-backed securities available
    for sale (interest only strip securities)    --     1,527        --
  Transfer of securities from held-for-
    investment to available-for-sale
    in accordance with the special provision
    provided by the FASB during
    fiscal year 1996:
       Mortgage-backed securities                --       --     46,769
       Securities                                --       --      3,177

NASB FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY





                                                        Additional                     Unrealized     Total
                                               Common    paid-in    Retained  Treasury  gains and  stockholders'
                                                stock    capital    earnings   stock     (losses)      equity
----------------------------------------------------------------------------------------------------------------
                                                                (Dollars in thousands)
Balance at September 30, 1995                 $ 2,315     12,139     32,317     (481)      (104)      46,186
  Change in unrealized gains and (losses),
    net of income taxes of $215                    --         --         --       --       (343)        (343)
  Cash dividends declared                          --         --     (1,353)      --         --       (1,353)
  Stock options exercised                           3         26         --       --         --           29
  Purchase of common stock for treasury	           --         --         --   (1,101)        --       (1,101)
  Net income                                       --         --      7,731       --         --        7,731
                                               ---------------------------------------------------------------
Balance at September 30, 1996                   2,318     12,165     38,695   (1,582)      (447)      51,149
  Change in unrealized gains and (losses),
    net of income taxes of $11                     --         --         --       --         18           18
  Cash dividends declared                          --         --     (1,702)      --         --       (1,702)
  Stock options exercised                           8         33         --       --         --           41
  Purchase of common stock for treasury            --         --         --   (1,381)        --       (1,381)
  Net income                                       --         --     11,071       --         --       11,071
                                               ---------------------------------------------------------------
Balance at September 30, 1997                   2,326     12,198     48,064   (2,963)      (429)      59,196
  Change in unrealized gains and (losses),
    net of income taxes of $137                    --         --         --       --        209          209
  Cash dividends declared                          --         --     (2,123)      --         --       (2,123)
  Stock options exercised                           8         64         --       --         --           72
  Purchase of common stock for treasury            --         --         --   (1,107)        --       (1,107)
  Net income                                       --         --     13,586       --         --       13,586
                                               ---------------------------------------------------------------
Balance at September 30, 1998                 $ 2,334     12,262     59,527   (4,070)      (220)      69,833
                                               ===============================================================





See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of NASB Financial, Inc. (the "Company"), its wholly-owned subsidiary, North American Savings Bank, F.S.B. (the "Bank"), and the Bank's wholly-owned subsidiary, Nor-Am Service Corporation. All significant inter-company transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of cash on hand and interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $0.5 million as of September 30, 1997. The Bank held no cash equivalents at September 30, 1998.

SECURITIES AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE
     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and
Equity Securities," management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held to maturity when the Bank has the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 1998, and 1997, the Bank had no assets designated as trading.

     Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported in a separate component of stockholders' equity. Gains or losses on the disposition of securities are based on the specific identification method. The calculation of any adjustment to carry assets available for sale at market value is computed on certain pools of assets, which have been aggregated, based on common characteristics. Market prices are obtained from broker-dealers and reflect estimated offer prices.

     During 1995, the Financial Accounting Standards Board ("FASB") issued a report entitled "A Guide to Implementation of Statement No. 115, on Accounting for Certain Investments in Debt and Equity Securities" (the "Guide"). The Guide allowed a one-time reclassification of securities from held-to-maturity to available-for-sale without adverse accounting consequences for the remainder of the portfolio. During the quarter ended December 31, 1995, the Bank elected to reclassify investment securities and mortgage-backed securities held-to-maturity with a carrying value of approximately $49.9 million and a market value of approximately $50.1 million to available-for-sale. As a result, equity increased by approximately $0.2 to reflect the net unrealized gain on the securities.

LOANS HELD FOR SALE
     Loans held for sale consist of loans that management does not intend to hold until maturity. Accordingly, such loans are carried at the lower of amortized cost (outstanding principal balance adjusted for deferred loan fees) or market value. Market values for such loans are determined based on sale commitments or dealer quotations. Gains or losses on such sales are recognized using the specific identification method. Interest, including amortization and accretion of deferred loan fees, is included in interest income.

LOANS RECEIVABLE HELD FOR INVESTMENT, NET
     Loans are stated at the amount of unpaid principal less an allowance for loan losses, undisbursed loan funds and unearned discounts and loan fees, net of certain direct loan origination costs. Interest on loans is credited to income as earned and accrued only when it is deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become doubtful. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears or recorded as income, depending on management's assessment of the ultimate collectibility of the loan. Nonaccrual loans may be restored to accrual status when principal and interest become current and the full payment of principal and interest is expected.

DEFERRED LOAN ORIGINATION FEES AND COSTS
     Net loan fees and direct loan origination costs are deferred and amortized to interest income using a method which approximates the level-yield method over the life of the loan.

PROVISION FOR LOSSES
     LOANS - The Company considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Company records a loss valuation equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's effective rate based on the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying
collateral, and current economic conditions.    Assessing the adequacy
of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In management's opinion, the allowance, when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in the Company's loan portfolio.

     SECURITIES - The provision for losses on securities is charged to earnings in an amount which, based on management's estimate, is necessary to establish a general valuation allowance sufficient to absorb credit losses that may exist within the Bank's investment portfolio. These provisions are made based on the results of management's continuing reviews of the investment security portfolio, which include analysis of issuer financial data and assessments of an issuers ability to continue to meet obligations.

REAL ESTATE OWNED
     Real estate owned represents foreclosed assets held for sale and is recorded at fair value as of the date of foreclosure less any estimated disposal costs (the "new basis") and is subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. Adjustments for estimated losses are charged to operations when any significant decline in fair value is less than the carrying value. Costs and expenses related to major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. Applicable gains on the sale of real estate owned are recognized when the asset is disposed depending on the adequacy of the down payment and other requirements.

PREMISES AND EQUIPMENT
     Premises and equipment are recorded at cost, less accumulated depreciation. Depreciation of premises and equipment is provided over the estimated useful lives of the respective assets (three to forty years) using the straight-line method. Maintenance and repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

INCOME TAXES
     The Bank qualifies as a savings and loan for tax purposes in accordance with Section 7701(a)(19) of the Internal Revenue Code.

     The provision for deferred income taxes is based on the liability method and represents the change in the Bank's deferred income tax liability or asset during the year. Deferred income taxes arise from temporary differences in the carrying values of various assets and liabilities for financial reporting and income tax purposes. Deferred tax liabilities or assets are recorded at the tax rate that will be in effect at the time the temporary differences are expected to reverse.

MORTGAGE SERVICING RIGHTS
     The Bank adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," effective for the year ended September 30, 1997. For each servicing contract in existence before January 1, 1997, the previously recognized originated and purchased servicing rights and "excess servicing" receivables were combined, net of any previously recognized servicing obligations under that contract, as a servicing asset or liability. The Statement provides that servicing assets and other retained interests in transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interest, if any, based on their relative fair values at the date of the transfer, and that servicing assets and liabilities be subsequently measured by (1) amortization in proportion to and over the period of estimated net servicing income or loss, and (2) assessment for asset impairment or increased obligation based on their fair values.

     Originated mortgage servicing rights are recorded at cost based upon the relative fair values of the loans and the servicing rights. Servicing release fees paid on comparable loans and discounted cash flows are used to determine estimates of fair values. Purchased mortgage servicing rights are acquired from independent third-party originators and are recorded at the lower of cost or fair value. These rights are amortized in proportion to and over the period of expected net servicing income.
     IMPAIRMENT EVALUATION - The Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights in accordance with SFAS
No. 125, the Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights. For the years ended 1996 and 1997, there were no write downs or valuation allowances established for capitalized servicing. A write down and valuation allowance of $651,000 was established during the period ending September 30, 1998.

     In accordance with the SFAS No. 125, servicing fees recognized in excess of normal servicing fees are carried as interest-only strip securities and classified as available for sale in accordance with SFAS No. 115. Also, all previous amounts carried as excess servicing assets were combined and reclassified as interest-only strip securities. At September 30, 1998, the Bank had such interest-only strip securities with a carrying value of $3.2 million, classified as available for sale.

RECENTLY ISSUED ACCOUNTING STANDARDS
     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." The Statement establishes standards for the reporting of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement requires that the Company (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Statement is effective for the Company's financial statements for the fiscal year ending September 30, 1999. The Company is prepared to comply with the additional reporting requirements of this Statement and does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement establishes standards for the way the public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Statement is effective for the Company's financial statements for the fiscal year ending September 30, 1999. The Company is prepared to comply with the additional reporting requirements of this Statement and does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits." The Statement revises employers' disclosures about pensions and other post-retirement benefit plans, but does not change the measurement or recognition of those plans. The Statement is effective for the Company's financial statements for the fiscal year ending September 30, 1999. The Company is prepared to comply with the additional reporting requirements of this Statement and does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities. The Statement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for the Company's financial statements for the fiscal year ending September 30, 2000. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

     In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." The Statement changes the way mortgage banking entities account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. The Statement is effective for the Company's financial statements as of January 1, 1999. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

EARNINGS PER SHARE
     The Company has adopted SFAS No. 128, "Earnings Per Share," during the year ended September 30, 1998. The Statement simplifies the standards for computing and presenting earnings per share and replaces the previously reported primarily and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously reported primary earnings per share. Accordingly, net earnings per share for all periods presented have been restated to conform to the new standard.

USE OF ESTIMATES
     The preparation of financial statements in accordance with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reported periods. Estimates were used to establish loss reserves, valuation of servicing rights, and fair values of financial instruments. Actual results could differ from those estimates.

RECLASSIFICATIONS
     Certain amounts for 1997 and 1996 have been reclassified to conform to the current year presentation.

FAIR VALUE OF FINANCIAL INSTRUMENTS
     SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the Bank to disclose fair value information about financial instruments for which it is practicable to estimate, whether or not such fair values are reflected in the consolidated balance sheets. Estimated fair value amounts have been determined using available market information and a selection from a variety of valuation methodologies. However, considerable judgment is necessarily required to interpret market data in developing the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amount that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument presented as of September 30, 1998 and 1997:

   CASH AND CASH EQUIVALENTS
   The carrying amount reported in the consolidated balance sheets is a reasonable estimate of fair value.

   SECURITIES AVAILABLE FOR SALE
   Fair values are based on quoted market prices, where available.

   MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY Fair values are based on quoted market prices, where available. When quoted Market prices are unavailable, fair values are computed using consensus estimates of prepayment speeds and market spreads to treasury securities.

   STOCK IN FEDERAL HOME LOAN BANK
   The carrying value of stock in Federal Home Loan Bank approximates its fair value.

   LOANS RECEIVABLE - HELD FOR SALE
   Fair values of mortgage loans held for sale are based on quoted market prices for loans with no commitment to sell. Fair values for mortgage loans sold forward are the committed prices.

   LOANS RECEIVABLE - HELD FOR INVESTMENT
   Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management's estimates of prepayments.

   ACCRUED INTEREST RECEIVABLE
   The carrying amount reported in the consolidated balance sheets is a reasonable estimate of fair value.

   CUSTOMER DEPOSIT ACCOUNTS
   The estimated fair value of demand deposits and savings accounts is equal to the amount payable on demand at the reporting date. Fair values of certificates of deposit are computed at fixed spreads to treasury securities with similar maturities.

   FHLB ADVANCES
   The estimated fair values of advances from FHLB are determined by discounting the future cash flows of existing advances using rates currently available for new advances with similar terms and remaining maturities.

   OTHER BORROWINGS
   Fair values are estimated using rates currently available to the Bank for debt with similar terms and remaining maturities.

   ACCRUED INTEREST PAYABLE
   The carrying amount reported in the consolidated balance sheets is a reasonable estimate of fair value.

   OFF BALANCE SHEET ITEMS
   The estimated fair value of commitments to originate, purchase, or sell loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates.


(2) REORGANIZATION AND MERGER

     On April 1, 1998, the Company completed a transaction whereby the Bank became a wholly-owned subsidiary of the Company, through a merger of the Bank with and into NASB Interim Savings Bank, F.S.B., a federally chartered stock savings bank formed solely to facilitate this transaction.

     To complete the transaction, the Company issued an aggregate of 2,375,112 shares of Company common stock by exchanging one share of the Company common stock for each share of common stock of the Bank. It also exchanged an option to purchase one share of Company common stock for each outstanding option to purchase one share of the Bank's common stock.

     The resulting Bank from the merger continues to operate under the name "North American Savings Bank, F.S.B." The transaction was intended to qualify as a tax-deferred reorganization under the Internal Revenue Code of 1986, as amended, providing certain tax-deferred benefits for income tax purposes for Bank stockholders. The merger was accounted for as a pooling of interests, and accordingly, the accompanying financial information has been restated to include the accounts of the Bank and the Company for all periods presented.

(3) SECURITIES AVAILABLE FOR SALE

     Summaries of securities available for sale are provided in the following tables. Dollar amounts are expressed in thousands.


                                         September 30, 1998
                                 ---------------------------------------
                                         Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                               cost       gains       gains       value
                            --------------------------------------------
Taxable municipal
   obligations               $ 1,597        --          --       1,597
U.S. Government obligations    3,150        --         (10)       3,140
Equity securities              2,738        --        (266)       2,472
                            --------------------------------------------
   Total                     $ 7,485        --        (276)       7,209
                            ============================================




                                           September 30, 1997
                            --------------------------------------------
                                         Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                               cost       gains       gains       value
                            --------------------------------------------
Taxable municipal
   obligations                $ 1,656       --         (31)      1,625
U.S. Government Obligations    10,715       --          --       10,715
                               -----------------------------------------
   Total                      $12,371       --         (31)      12,340
                               =========================================

     There were no realized gains or losses on the sale of securities available for sale during the years ended September 30, 1998 and 1997. During the year ended September 30, 1996, gross gains of $653,000 and gross losses of $40,000 were realized on the sale of securities available for sale.

     The scheduled maturities of securities available for sale at September 30, 1998, are presented in the following table. Dollar amounts are expressed in thousands.

                                           September 30, 1998
                            --------------------------------------------
                                         Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                              cost       gains       gains       value
                            --------------------------------------------
Due from five to ten years  $ 3,150         --         (10)       3,140
Due after ten years           1,597         --          --        1,597
                            --------------------------------------------
   Total                    $ 4,747         --         (10)       4,737
                            ============================================


(4) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.


                                          September 30, 1998
                            --------------------------------------------
                                         Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                              cost       gains       gains       value
                            --------------------------------------------
Pass-through certificates
   guaranteed by GNMA
   - fixed rate             $ 6,432         39         --         6,471
FNMA pass-through certificates
   - fixed rate               7,650         58         (1)        7,707
Mortgage-backed derivatives
   (including CMO residuals
    and interest-only
    securities)               3,742         --       (178)        3,564
                            --------------------------------------------
     Total                  $17,824         97       (179)       17,742
                            ============================================

                                       September 30, 1997
                            --------------------------------------------
                                         Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                              cost       gains       gains       value
                            --------------------------------------------
FHLMC Participation certificates
   - fixed rate             $ 8,842         24        (49)        8,817
FNMA pass-through certificates
   - fixed rate              10,733         --       (145)       10,588
Mortgage-backed derivatives
   (including CMO residuals
    and interest-only
    securities)               2,354          2       (498)        1,858
                            --------------------------------------------
     Total                  $21,929         26       (692)       21,263
                            ============================================

     There were no gross realized gains or losses on the sale of mortgage-backed securities available for sale during the years ended September 30, 1998, 1997, or 1996.

     The scheduled maturities of mortgage-backed securities available for sale at September 30, 1998, are presented in the following table. Dollar amounts are expressed in thousands.

                                         Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                              cost       gains       gains       value
                            --------------------------------------------
Due in one year or less     $   478         --          --          478
Due from five to ten years    7,172         58          --        7,230
Due after ten years          10,174         39        (179)      10,034
                            --------------------------------------------
   Total                    $17,824         97        (179)      17,742
                            ============================================



(5) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

     The following tables present a summary of mortgage-backed securities held to maturity. Dollar amounts are expressed in thousands.


                                        September 30, 1998
                            --------------------------------------------
                                         Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                              cost       gains       gains       value
                            --------------------------------------------
FHLMC participation certificates:
  Fixed rate                $ 3,753        195         --         3,948
  Balloon maturity and
    adjustable rate           7,809        145         --         7,954
FNMA pass-through certificates:
  Fixed rate                    572          7         --           579
  Balloon maturity and
    adjustable rate             922          2         --           924
Pass-through certificates
  guaranteed by GNMA
    - fixed rate                525         38         --           563
Collateralized mortgage
  obligation bonds            3,644        320         (2)        3,962
Other asset-backed securities 6,722        409        (32)        7,099
                            --------------------------------------------
     Total                  $23,947      1,116        (34)       25,029
                            ============================================

                                        September 30, 1997
                            --------------------------------------------
                                         Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                              cost       gains       gains       value
                            --------------------------------------------
FHLMC participation certificates:
  Fixed rate                $ 5,175      177         (24)        5,328
  Balloon maturity and
    adjustable rate           9,741       75          --         9,816
FNMA pass-through certificates:
  Fixed rate                    827       --         (46)          781
  Balloon maturity and
    adjustable rate           1,012       --          --         1,012
Pass-through certificates
  guaranteed by GNMA
    - fixed rate                741       35          --           776
Collateralized mortgage
  obligation bonds            4,663      355          (4)        5,014
Other asset-backed securities 7,857      339          (3)        8,193
                            --------------------------------------------
     Total                  $30,016      981         (77)       30,920
                            ============================================


     The scheduled maturities of mortgage-backed securities held to maturity at September 30, 1998, are presented in the following table. Dollar amounts are expressed in thousands.


                            --------------------------------------------
                                         Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                              cost       gains       gains       value
                            --------------------------------------------
Due in one year or less     $ 2,375         --         (32)       2,343
Due from one to five years    7,819        145          --        7,964
Due from five to ten years    5,257        593          --        5,850
Due after ten years           8,496        378          (2)       8,872
                            --------------------------------------------
   Total                    $23,947      1,116         (34)      25,029
                            ============================================


     The principal balances of mortgage-backed securities that are pledged to secure certain obligations of the Bank as of September 30 are as follows. Dollar amounts are expressed in thousands.


                                        September 30, 1998
                            --------------------------------------------
                                         Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                              cost       gains       gains       value
                            --------------------------------------------
Customer deposit accounts   $ 6,533        126          --       6,659




                                        September 30, 1997
                            --------------------------------------------
                                         Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                              cost       gains       gains       value
                            --------------------------------------------
Customer deposit accounts   $ 1,450         11         (17)      1,444
Advances from FHLB            2,400         64          (4)      2,460
                            --------------------------------------------
     Total                  $ 3,850         75         (21)      3,904
                            ============================================

(6) LOANS RECEIVABLE

     The following table provides a detail of loans receivable as of September 30. Dollar amounts are expressed in thousands.

LOANS HELD FOR INVESTMENT                      1998          1997
---------------------------------------------------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties                  $311,982       300,934
    Business properties                       77,085        92,477
    Partially guaranteed by VA
      or insured by FHA                       25,071        23,240
    Construction and development             150,729       102,131
                                        -----------------------------
      Total mortgage loans                   564,867       518,782
Commercial loans                               7,225        10,973
Installment loans and lease financing
  to individuals                              28,524        22,071
                                        -----------------------------
      Total loans receivable                 600,616       551,826
Less:
  Undisbursed loan funds                     (61,836)      (40,540)
  Unearned discounts and fees on loans,
    net of deferred costs                     (5,903)       (7,141)
  Allowance for losses on loans               (6,365)       (6,272)
                                        -----------------------------
      Net loans held for investment         $526,512       497,873
                                        =============================



LOANS HELD FOR SALE                             1998          1997
---------------------------------------------------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties                  $143,521       149,306
    Partially insured by FHA                     462         2,550
                                        -----------------------------
                                             143,983       151,856
Less:
  Undisbursed loan funds                     (12,168)      (12,577)
  Unearned discounts and fees on loans,
    net of deferred costs                         30          (410)
                                        ----------------------------
      Net loans held for sale               $131,845       138,869
                                        =============================


     Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $6.0 million and $9.0 million, at September 30, 1998 and 1997, respectively. Whole loans and participations serviced for others were approximately $546.2 million and $454.2 million at September 30, 1998 and 1997, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

     First mortgage loans were pledged to secure FHLB advances in the amount of approximately $163.8 million, and $214.8 million at September 30, 1998 and 1997, respectively.

     Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest did not exceed 5% of equity as of September 30, 1998 and 1997. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

     As of September 30, 1998 and 1997, loans with an aggregate principal balance of approximately $3.8 million and $3.7 million, respectively, were on nonaccrual status. Gross interest income would have increased by $236,000 and $226,000 for the years ended September 30, 1998 and 1997, respectively if the nonaccrual accrual loans had been performing.

     The following table presents the activity in allowance for losses on loans for 1998, 1997, and 1996. Allowance for losses on mortgage loans includes specific valuation allowances and general valuation allowances. Dollar amounts are expressed in thousands.


                                          Amount
                                         --------
Balance at September 30, 1995            $ 5,484
  Provisions                                 633
  Charge-offs                               (505)
  Recoveries                                 224
                                         --------
Balance at September 30, 1996              5,836
  Provisions                                 477
  Charge-offs                                (41)
  Recoveries                                  --
                                         --------
Balance at September 30, 1997              6,272
  Provisions                                  64
  Charge-offs                                 (7)
  Recoveries                                  36
                                         --------
Balance at September 30, 1998            $ 6,365
                                         ========


     Although the Bank has a diversified loan portfolio, a substantial portion is secured by real estate. The following table presents information as of September 30 about the location of real estate that secures loans in the Bank's mortgage loan portfolio. The line item "Other" includes total investments in other states of less than $10 million each. Dollar amounts are expressed in thousands.


                                    1998
          -----------------------------------------------------------
               Residential
             -----------------                Construction
              1-4    5 or more  Commercial       and
State       family    family    real estate   development    Total
----------------------------------------------------------------------
Missouri $ 203,965    10,000      42,878        76,170      333,013
Kansas      73,908     8,392      16,287        70,059      168,646
Other       35,904     4,884      17,920         4,500       63,208
          ------------------------------------------------------------
         $ 313,777    23,276      77,085       150,729      564,867
          ============================================================



                                      1997
          ------------------------------------------------------------
               Residential
             -----------------                Construction
              1-4    5 or more  Commercial       and
State       family    family     real estate  development    Total
-----------------------------------------------------------------------
Missouri $ 184,977     7,622      39,445        59,011      291,055
Kansas      71,819    11,928      25,679        38,370      147,796
Other       39,639     8,189      27,353         4,750       79,931
          -------------------------------------------------------------
         $ 296,435    27,739      92,477       102,131      518,782
          =============================================================


     Proceeds from the sale of loans held for sale during fiscal years 1998, 1997 and 1996, were $345.2 million, $293.9 million, and $187.2 million, respectively. In fiscal 1998, the Bank realized gross gains of $6.5 million and gross losses of $0.1 million on those sales. In fiscal 1997, gross gains of $5.6 million and gross losses of $0.3 million were realized. In fiscal 1996 the Bank realized gross gains of $4.1 million and no gross losses.

 (7) REAL ESTATE OWNED

     The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.

                                      1998          1997
                                   ------------------------
Real estate acquired through
  (or deed in lieu of) foreclosure $ 4,568          5,864
Less: allowance for losses          (1,336)        (1,680)
                                   ------------------------
    Total                          $ 3,232          4,184
                                   ========================


     The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.

                                   1998      1997      1996
                                ------------------------------
Balance at beginning of year     $ 1,680     1,715     1,576
Provisions                        (1,987)     (172)        3
Charge-offs                         (434)     (242)      (64)
Recoveries                         2,077       379       200
                                ------------------------------
Balance at end of year           $ 1,336     1,680     1,715
                                ==============================


(8) PREMISES AND EQUIPMENT

     The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

                                     1998      1997
                                   -------------------
Land                               $ 1,774     1,774
Buildings and improvements           3,678     3,557
Furniture, fixtures and equipment    6,839     6,378
                                   -------------------
                                    12,291    11,709
  Accumulated depreciation          (7,473)   (6,401)
                                   -------------------
     Total                         $ 4,818     5,308
                                   ===================


     Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended
September 30, 1998, 1997, and 1996 were approximately $510,000,
$470,000, and $448,000, respectively.

     Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.

Fiscal year ended
September 30,            Amount
----------------------------------
1999                   $   532
2000                       470
2001                       396
2002                       234
2003 19
                        -------
                 Total $ 1,651
                        =======

(9) CUSTOMER DEPOSIT ACCOUNTS

     Customer deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.

                                             1998
                             ------------------------------------
                                Amount       Average      % of
                                              rate       total
                             ------------------------------------
Demand deposit accounts       $ 60,803        1.36%        11
Savings accounts                78,991        4.14%        14
Money market demand accounts     8,276        2.95%         2
Certificate accounts           397,434        5.82%        73
                             ------------------------------------
                              $545,504        5.04%       100
                             ====================================



                                             1997
                             ------------------------------------
                                Amount       Average      % of
                                              rate       total
                             ------------------------------------
Demand deposit accounts       $ 51,934        1.91%        10
Savings accounts                70,457        4.29%        13
Money market demand accounts     9,723        2.95%         2
Certificate accounts           388,430        5.98%        75
                             ------------------------------------
                              $520,544        5.29%       100
                             ====================================


     The aggregate amount of certificates of deposits in excess of $100,000 was approximately $31.4 million and $14.4 million as of September 30, 1998 and 1997, respectively.

     The following table presents contractual maturities of certificate accounts as of September 30, 1998. Dollar amounts are expressed in thousands.

                     Up to      One to    Two to     After three
                    one year   two years three years   years     Total
                   -----------------------------------------------------
Certificate of
  deposits          $195,802    154,987    22,281      24,364   397,434


     The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

                                   1998      1997      1996
                              ---------------------------------
Savings accounts                 $ 3,048     2,777     2,584
Money market and demand
   deposit accounts                1,121     1,325     1,447
Certificate accounts              22,845    21,779    23,463
                              ---------------------------------
                                $ 27,014    25,881    27,494
                              =================================


(10) ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank of Des Moines are secured by all stock in the Federal Home Loan Bank of Des Moines, mortgage-backed securities and first mortgage loans with aggregate unpaid principal balances equal to at least 150% of outstanding advances not secured by FHLB stock. The following table provides a summary of advances by year of maturity as of September 30. Dollar amounts are expressed in thousands.

                              1998                     1997
                       -------------------      ------------------
                                  Weighted                Weighted
Years ended                        Average                 Average
September 30,           Amount      Rate         Amount     Rate
-------------------------------------------------------------------
  1998                 $     --       --        $135,016    6.06%
  1999                   85,016     5.76%          8,016    5.54%
  2000                       16     5.18%             16    5.18%
  2001                       16     5.18%             16    5.18%
  2002                       16     5.18%             16    5.18%
  2003 through 2012      24,146     5.79%            146    5.18%
                       -------------------      ------------------
                       $109,210     5.77%       $143,226    6.03%
                       ===================      ==================

(11) OTHER BORROWINGS

     Other borrowings with original terms of greater than one year are listed in the schedule below. Dollar amounts are expressed in thousands.

Description               Rate              Amount
-------------------------------------------------------
Other notes payable       7.50%               200


     The balance of other borrowings at September 30, 1998, are scheduled to mature according to the following schedule. Dollar amounts are expressed in thousands.

Years ending              Amount
September 30,            Maturing
------------------------------------
 1999                     $  50
 2000                        50
 2001                        50
2002 50
                          -----
                          $ 200
                           =====


 (12) INCOME TAXES

     The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:

                                    1998      1997      1996
                                   ---------------------------
Statutory federal income tax rate   35.0%     35.0%     35.0%
Other, net                           3.5       3.5       3.5
                                   ---------------------------
                                    38.5%     38.5%     38.5%
                                   ===========================

     Prior to October 1, 1996, the Bank was allowed a special bad debt deduction for additions to tax bad debt reserves established for the purpose of absorbing losses. The allowable deduction in effect for fiscal 1996 was either 8% of income subject to tax, or based on actual experience. In calculating the bad debt deduction for income tax purposes for the year ended September 1996, the Bank used the 8% method. As a result of changes in the Federal tax code, the Bank's bad debt deduction for the years ended September 30, 1998 and 1997, was based on actual experience.

     Deferred income tax expense (benefit) results from temporary differences in the recognition of income and expense for tax purposes and financial statement purposes. The following table lists these temporary differences and their related tax effect for the years ended September 30. Dollar amounts are expressed in thousands.

                                           1998     1997     1996
                                        ---------------------------
Deferred loan fees and costs            $   282      457     (507)
Accrued interest receivable                 (10)     (20)     (61)
Provision for losses on loans
   and real estate owned                    196      (90)     488
Book depreciation in excess of
   tax depreciation                        (108)     (84)     (27)
Basis difference on investments              (1)       6     (851)
Special SAIF assessment                      --    1,292   (1,292)
Mark-to-market adjustment                  (314)    (118)     236
Tax bad debt reserve                        (39)    (818)    (937)
Originated mortgage servicing rights        964      660       --
Other                                         4       (7)     166
                                        ---------------------------
                                          $ 974    1,278   (2,785)
                                        ===========================

     At September 30, 1998, in accordance with SFAS No. 109 a deferred tax liability of approximately $775,000 has not been recognized for the Bank's base year tax bad debt reserve.

     The tax effect of significant temporary differences representing deferred tax assets and liabilities are presented in the following table. Dollar amounts are expressed in thousands.

                                           1998      1997
                                        --------------------
Deferred loan fees and costs            $  (506)     (224)
Accrued interest receivable                 (36)      (46)
Provision for losses on loans
   and real estate owned                   (223)      (27)
Tax depreciation in excess of
   book depreciation                        219       111
Basis difference on investments            (425)     (426)
Tax bad debt reserve                      1,794     1,755
Mark-to-market adjustment                   196      (118)
Originated mortgage servicing rights     (1,624)     (660)
Prepaid expenses                            (73)      (72)
Other                                      (142)     (139)
                                        --------------------
                                        $  (820)      154
                                        ====================


 (13) STOCKHOLDERS' EQUITY

     During fiscal 1998, the Company paid quarterly cash dividends on common stock of $0.25 per share on February 27, 1998, May 29, 1998, and August 31, 1998, and $0.20 per share on December 1, 1997.

     During fiscal 1997, The Company paid quarterly cash dividends on common stock of $0.20 per share on February 28, 1997, May 30, 1997, and August 30, 1997, and $0.15625 per share on November 29, 1996.

     During the year ended September 30, 1998, the Company repurchased 18,660 shares of its own stock with a total value of $1.1 million at the time of repurchase. During the year ended September 30, 1997, 34,596 shares were repurchased with a total value of $1.4 million at the time of repurchase.


(14) REGULATORY CAPITAL REQUIREMENTS

     The Bank is required to maintain capital in excess of certain minimum requirements as prescribed by the OTS. Any institution that fails to meet these minimum regulatory capital requirements will be subject to action by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of September 30, 1998, the Bank meets all capital adequacy requirements.

     As of September 30, 1998, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the tables presented. Management does not believe that there are any conditions or events occurring since notification that would change the Bank's classification. Also, management is not aware of any existing or potential conditions that would change the Bank's capital adequacy classification.

     The following tables summarize the relationship between the Bank's capital and regulatory requirements. Dollar amounts are expressed in thousands.

At September 30, 1998                            Amount
------------------------------------------------------------
GAAP CAPITAL (Bank only)                        $ 64,082
Adjustment for regulatory capital:
  Intangible assets                               (1,703)
  Disallowed portion of servicing assets            (289)
  Reverse the effect of SFAS No. 115                  56
                                                 --------
     Tangible capital                             62,146
  Qualifying intangible assets                     1,568
                                                 --------
     Tier 1 capital (core capital)                63,714
  Qualifying general valuation allowance           5,181
                                                 --------
        Risk-based capital                      $ 68,895
                                                 ========


                             As of September 30, 1998
              ----------------------------------------------------------
                              Minimum Required for  Minimum Required to
                   Actual      Capital Adequacy    "Well Capitalized"
                Amount Ratio      Amount Ratio          Amount Ratio
              ----------------------------------------------------------

Total capital to
   risk-weighted
   assets       $ 68,895 13.6%    40,559   >=8%         50,698  >=10%
Core capital to
  adjusted tangible
  assets          63,714  8.7%    29,347   >=4%         36,683   >=5%
Tangible capital to
  tangible assets 62,146  8.5%    11,005  >=1.5%            --   --
Tier 1 capital to
  risk-weighted
  assets          63,714 12.6%        --    --          30,419   >=6%




                             As of September 30, 1997
              ----------------------------------------------------------
                              Minimum Required for  Minimum Required to
                   Actual      Capital Adequacy    "Well Capitalized"
                Amount Ratio      Amount Ratio          Amount Ratio
              ----------------------------------------------------------

Total capital to
   risk-weighted
   assets       $ 64,203 13.3%    38,470   >=8%         48,088  >=10%
Core capital to
  adjusted tangible
  assets          59,477  8.1%    29,363   >=4%         36,704   >=5%
Tangible capital to
  tangible assets 57,762  7.9%    11,011  >=1.5%            --   --
Tier 1 capital to
  risk-weighted
  assets          59,477 12.4%        --    --          28,853   >=6%


(15) EMPLOYEES' RETIREMENT PLAN

     Substantially all of the Bank's full-time employees participate in a 401(k) retirement plan (the "Plan"). The Plan is administered by American United Life Insurance Company ("AUL"), through which employees can choose from a variety of retail mutual funds to invest their fund contributions. Under the terms of the Plan, the Bank makes monthly contributions for the benefit of each participant in an amount that matches one-half of the participant's contribution, not to exceed 3% of the participants' monthly base salary, provided that the participant makes a monthly contribution of at least 1% of his monthly base salary and no greater than 15%. All contributions made by participants are immediately vested and cannot be forfeited. Contributions made by the Bank, and related earnings thereon, become vested to the participants according to length of service requirements as specified in the Plan. Any forfeited portions of the contributions made by the Bank and the allocated earnings thereon are used to reduce future contribution requirements of the Bank. The Plan may be modified, amended or terminated at the discretion of the Bank.

     The Bank's contributions to the Plan amounted to $195,000, $151,000, and $124,000 for the years ended September 30, 1998, 1997, and 1996, respectively. These amounts have been included as compensation expense in the accompanying consolidated statements of income.


(16) STOCK OPTION PLAN

     The Bank maintains a stock option plan ("Option Plan") through which options to purchase up to 10% of the number of shares of common stock originally issued, as adjusted for stock dividends, were granted to officers and employees of the Bank. Options were granted for a period of ten years from inception of the Plan and had expirations of five and ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant. As of September 30, 1998, the time frame for issuing new option agreements under the Option Plan had expired.

     The following table summarizes Option Plan activity during 1998, 1997, and 1996.

                                             Number          Price
                                           of shares       per share
                                          -----------------------------
Options outstanding at September 30, 1995    112,251    $ 4.09 - 30.13
  Granted                                     34,488     30.00 - 30.63
  Exercised                                   (3,500)     (4.09 - 9.00)
  Forfeited                                   (7,000)    (5.62 - 20.25)
                                          -----------------------------
Options outstanding at September 30, 1996    136,239      4.09 - 30.63
  Granted                                     13,000          35.88
  Exercised                                   (7,315)     (4.09 - 9.00)
  Forfeited                                   (2,215)    (4.09 - 30.63)
                                          -----------------------------
Options outstanding at September 30, 1997    139,709      4.09 - 35.88
  Granted                                         --           --
  Exercised                                   (9,259)    (4.09 - 31.13)
  Forfeited                                       --           --
                                          -----------------------------
Options outstanding at September 30, 1998    130,450    $ 4.09 - 35.88
                                          =============================

     The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 1998.

                               Number         Weighted average
                              of shares        exercise price
                           -------------------------------------
Expiring on:
  June 25, 2000                 38,462              23.50
  June 13, 2001                 27,488              30.00
  December 22, 2002             15,000               9.00
  October 26, 2003              28,500              20.25
  August 23, 2004                1,000              20.25
  September 26, 2005             2,000              30.13
  January 23, 2006               2,000              30.50
  June 12, 2006                  3,000              30.00
  January 21, 2007              13,000              35.88
                           -------------------------------------
                               130,450              24.06
                           =====================================

     Of the options outstanding at September 30, 1998, 78,472 are immediately exercisable and 51,978 are exercisable at future dates in accordance with the vesting schedules outlined in each stock option agreement.

     The Bank applies APB 25 in accounting for its stock option plan, under which no compensation cost has been recognized for stock option awards. Had compensation cost for the stock option plan been determined in accordance with the fair value accounting method prescribed under SFAS 123, "Accounting for Stock-Based Compensation," the Company's net earnings and net earnings per share on a pro form basis would have been as presented in the following table. Dollar amounts are expressed in thousands, except per share data.

                            1998      1997      1996
                         ------------------------------
Net Income:
  As reported            $ 13,586    11,071     7,731
  Pro forma                13,557    11,050     7,726
Basic net earnings per share:
  As reported            $   6.08      4.92      3.39
  Pro forma                  6.07      4.91      3.39
Diluted net earnings per share:
  As reported                5.93      4.76      3.29
  Pro forma                  5.92      4.75      3.29

     For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model. The following assumptions for fiscal year 1998, 1997 and 1996 were used for the grants:

                             1998          1997          1996
                            -----------------------------------
Risk Free interest rate      4.22%         6.00%         6.00%
Expected Volatility          .213           .12           .12
Expected life               6 Years       6 years       6 years
Dividend yield            3.5% - 4.2%    3.5% - 4.2%   3.5% - 4.2%


(17) MORTGAGE SERVICING RIGHTS

     The following provides information about the Bank's servicing rights for the years ended September 30. Dollar amounts are expressed in thousands.


                                          1998       1997       1996
                                      --------------------------------
Balance at beginning of year           $  2,681      1,276      1,851
Additions:
  Originated mortgage servicing rights    3,498      1,852         --
Reductions:
  Amortization                           (1,011)      (447)      (575)
  Impairment loss                          (651)        --         --
                                      --------------------------------
Balance at end of year                 $  4,517      2,681      1,276
                                      ================================


(18) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     In the normal course of business, the Bank has entered into financial agreements with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit risk, interest rate risk, and liquidity risk, which may exceed the amount recognized in the consolidated financial statements. The contract amounts or notional amounts of those instruments express the extent of involvement the Bank has in particular classes of financial instruments.

     With regard to financial instruments for commitments to extend credit, standby letters of credit, and financial guarantees, the Bank's exposure to credit loss because of non-performance by another party is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments

     As of September 30, 1998, the Bank had outstanding commitments to originate $8.5 million in commercial real estate loans, $54.4 million of fixed rate residential first mortgage loans and $5.4 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 8.5%. Residential mortgage loan commitments have an approximate average mortgage rate of 7.3% and approximate average fees and discounts of 0.3%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration.

     At September 30, 1998 and 1997, the Bank had commitments to sell loans of approximately $72.5 million and $35.4 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank's loans held for sale would be exposed to market fluctuations. Management does not expect any other party to default on its obligations and, therefore, does not expect to incur any costs due to such possible default. Any unrealized loss on these commitment obligations are considered in conjunction with the Bank's lower of cost or market value on its loans held for sale.

(19) RECONCILIATION OF BASIC EARNINGS PER SHARE TO DILUTED EARNINGS
      PER SHARE

     Basic net earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding are included in diluted net earnings per share. The computations of basic and diluted net earnings per share are presented in the following table. Dollar amounts are presented in thousands, except per share data.

                                        Year Ended September 30,
                                 -----------------------------------
                                     1998        1997        1996
                                 -----------------------------------

Net income                        $ 13,586      11,071       7,731

Basic weighted average shares    2,234,435   2,250,875   2,278,820
Effect of stock options             54,208      75,524      69,790
Dilutive potential common shares 2,288,643   2,326,399   2,348,610

Net income per share:
  Basic                            $  6.08        4.92        3.39
  Dilutive                            5.93        4.76        3.29


     The dilutive securities included for each period presented above consist entirely of stock options granted to employees as incentive stock options under Section 442A of the Internal Revenue Code as amended.


(20) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and fair values of the Bank's financial instruments presented in accordance with SFAS No.
107.  Dollar amounts are expressed in thousands.


                                September 30, 1998  September 30, 1997
                               -------------------  ------------------
                                         Estimated           Estimated
                                Carrying   fair      Carrying   fair
                                 value     value      value     value
                               -------------------  ------------------
Financial Assets:
  Cash and cash equivalents    $  3,331    3,331       3,267    3,331
  Securities available for sale   7,209    7,209      12,340    7,209
  Stock in Federal Home Loan Bank 5,961    5,961       9,812    9,812
  Mortgage-backed securities:
    Available for sale           17,742   17,742      21,263   21,263
    Held to maturity             23,947   25,029      30,016   30,920
  Loans receivable:
    Held for sale               131,845  133,732     138,869  141,502
    Held for investment         526,512  543,729     497,873  519,038
  Accrued interest receivable     4,455    4,455       4,723    4,723
  Mortgage servicing rights       4,517    4,517       2,681    2,681
Financial Liabilities:
  Customer deposit accounts     545,504  541,394     520,544  515,825
  FHLB advances                 109,210  110,955     143,226  143,478
  Other notes payable               200      204       1,680    1,680
  Accrued interest payable          343      343         420      420

                         September 30, 1998     September 30, 1997
                         --------------------   --------------------

                       Contract or  Estimated  Contract or  Estimated
                         notional  unrealized   notional   unrealized
                          amount   gain (loss)   amount   gain (loss)
                      ------------------------  ----------------------
Unrecognized financial
  instruments:
  Lending commitments
    - fixed rate, net    $ 62,857      1,182      36,320        647
  Lending commitments
    - floating rate         5,480        118      22,429        528
  Commitments to
    sell loans             72,534       (790)     35,370        (14)


     The fair value estimates presented are based on pertinent information available to management as of September 30, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.

INDEPENDENT AUDITOR'S REPORT
----------------------------------------------------------------------



The Board of Directors and Stockholders
NASB Financial, Inc. and Subsidiary

     We have audited the accompanying consolidated balance sheet of NASB Financial, Inc. and Subsidiary (the "Company") as of September 30,
1998, and the related consolidated statements of income, cash flows and stockholders' equity for the year ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended September 30, 1997 and 1996, were audited by other auditors whose report dated November 14, 1997 expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at September 30, 1998, and the results of their operations and their cash flows for the year ended September 30, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for mortgage servicing rights for the year ended September 30, 1997.



/s/ DELOITTE & TOUCHE LLP


December 23, 1998
Kansas City, Missouri

SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS
----------------------------------------------------------------------

     The following tables include certain information concerning the quarterly results of operations of the Company (including consolidated data from operations of subsidiaries) at the dates indicated. Dollar amounts are expressed in thousands except per share data.


                             First   Second   Third    Fourth
1998                        Quarter  Quarter  Quarter  Quarter    Total
------------------------------------------------------------------------
Interest income            $ 15,674   15,632   15,606   15,479   62,391
Interest expense              8,942    8,611    8,509    8,480   34,542
                           ---------------------------------------------
Net interest income           6,732    7,021    7,097    6,999   27,849
Provision for loan losses         7      308       62     (313)      64
                           ---------------------------------------------
Net interest income after
  provision for loan losses   6,725    6,713    7,035    7,312   27,785
Other income                  2,333    2,612    2,477    4,002   11,424
General and
  administrative expenses     3,964    4,119    4,299    4,685   17,067
                           ---------------------------------------------
Income before income taxes    5,094    5,206    5,213    6,629   22,142
Income tax expense            1,961    2,004    2,037    2,554    8,556
                           ---------------------------------------------
Net income                  $ 3,133    3,202    3,176    4,075   13,586
                           =============================================

Income per share             $ 1.40     1.43     1.42     1.83     6.08
                           =============================================

Average shares outstanding    2,237    2,240    2,233    2,226    2,234





                             First   Second   Third    Fourth
1997                        Quarter  Quarter  Quarter  Quarter    Total
------------------------------------------------------------------------
Interest income            $ 14,797   14,510   14,775   15,949   60,031
Interest expense              8,861    8,562    8,646    9,185   35,254
                           ---------------------------------------------
Net interest income           5,936    5,948    6,129    6,764   24,777
Provision for loan losses        15      220      173       69      477
                           ---------------------------------------------
Net interest income after
  provision for loan losses   5,921    5,728    5,956    6,695   24,300
Other income                  1,315    2,440    2,358    2,483    8,596
General and
  administrative expenses     3,791    3,397    3,768    3,932   14,888
                           ---------------------------------------------
Income before income taxes    3,445    4,771    4,546    5,246   18,008
Income tax expense            1,326    1,836    1,750    2,025    6,937
                           ---------------------------------------------
Net income                  $ 2,119    2,935    2,796    3,221   11,071
                           =============================================

Income per share            $  0.94     1.30     1.24     1.44     4.92
                           =============================================

Average shares outstanding    2,259    2,257    2,252    2,236    2,251

BOARD OF DIRECTORS OF NASB FINANCIAL INC., AND NORTH AMERICAN SAVINGS
BANK, F.S.B.
------------------------------------------------------------------------

DAVID H. HANCOCK
Chairman
Chief Executive Officer
NASB Financial, Inc. and
North American Savings Bank

WALTER W. PINNELL
President
NASB Financial, Inc. and
North American Savings Bank

JAMES A. WATSON
Executive Vice President
North American Savings Bank

FREDERICK V. ARBANAS
President, Fred Arbanas, Inc.
National Yellow Pages Service
Jackson County Legislature
Kansas City, Missouri

BARRETT BRADY
President, J.C. Nichols Company
Kansas City, Missouri

W. RUSSELL WELSH
Managing Partner
Polsinelli, White, Vardeman & Shalton
Kansas City, Missouri

LINDA S. HANCOCK
Linda Smith Hancock Interiors
Kansas City, Missouri

OFFICERS OF NASB FINANCIAL, INC.
------------------------------------------------------------------------

DAVID H. HANCOCK
Chairman
Chief Executive Officer

WALTER W. PINNELL
President

KEITH B. COX
Vice President and Treasurer

JAMES A. WATSON
Vice President


PAUL L. THOMAS
Vice President and
Corporate Secretary

BRAD LEE
Vice President

JOHN M. NESSELRODE
Vice President

BRUCE THIELEN
Vice President


OFFICERS OF NORTH AMERICAN SAVINGS BANK, F.S.B.
------------------------------------------------------------------------
DAVID H. HANCOCK
Chairman
Chief Executive Officer

WALTER W. PINNELL
President

JAMES A. WATSON
Executive Vice President
Operations and Branch Admin.

KEITH B. COX
Executive Vice President
Chief Financial Officer

PAUL L. THOMAS
Vice President
Corporate Secretary

BRAD LEE
Senior Vice President
Construction Lending

JOHN M. NESSELRODE
Senior Vice President
Chief Investment Officer

BRUCE THIELEN
Senior Vice President
Residential Lending

MIKE ANDERSON
Vice President
Construction Lending

STEVE ANKLE
Vice President
Consumer Lending

ROGER CAMPBELL
Vice President
Construction Lending

PAT COX
Vice President
Residential Lending

JOE O'FLAHERTY
Vice President
Residential Lending

RON REAGAN
Vice President
Residential Lending

LISA M. REYNOLDS
Vice President
Construction Lending


PATRICIA K. PITTACK
Vice President
MARKETING DIRECTOR

NEIL VOLKMANN
Vice President
Residential Lending

BRANCH OFFICES
------------------------------------------------------------------------

Headquarters
GRANDVIEW, MISSOURI
12498 South 71 Highway

LEE'S SUMMIT, MISSOURI
646 N. 291 Highway

ST. JOSEPH, MISSOURI
920 North Belt

KANSAS CITY, MISSOURI
8501 North Oak Trafficway

INDEPENDENCE, MISSOURI
11221 East 23rd Street

LEAWOOD, KANSAS
8840 State Line Road

HARRISONVILLE, MISSOURI
2002 East Mechanic

LOAN ADMINISTRATION
12125-D Blue Ridge Ext.

RESIDENTIAL LENDING
949 NE Columbus
Lee's Summit, Missouri

3322 S. Campbell - Suite W
Springfield, Missouri

12900 Metcalf - Suite 140
Overland Park, Kansas

5620 SW 29th St.
Topeka, Kansas

1611 Des Peres Road,
Suite 110
St. Louis, Missouri

1014 Country Club Road
St. Charles, Missouri

CONSTRUCTION LENDING
12125-D Blue Ridge Ext.

11237 Nall Avenue
Leawood, Kansas

INVESTOR INFORMATION

ANNUAL MEETING OF STOCKHOLDERS:
     The Annual Meeting of Stockholders will be held on Tuesday, January 26, 1999, at 10:00 a.m. at North American Savings Bank, 12125-D Blue Ridge Extension, Grandview, Missouri.

ANNUAL REPORT ON 10-K:
     Copies of NASB Financial, Inc. Form 10-K Report to the Securities and Exchange Commission are available without charge upon written request to Keith B. Cox, Vice President and Treasurer, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030.

TRANSFER AGENT:
     UMB Bank, n.a., P.O. Box 64, Kansas City, Missouri 64141

STOCK TRADING INFORMATION:
     The common stock of NASB Financial, Inc. and subsidiaries is traded in the over-the-counter market. The Company's symbol is NASB.

INDEPENDENT AUDITORS:
     Deloitte & Touche LLP, 1010 Grand Avenue, Suite 400, Kansas City, Missouri 64106

SHAREHOLDER AND FINANCIAL INFORMATION:
     Contact Keith B. Cox, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030, (816) 765-2200.

COMMON STOCK PRICES AND DIVIDENDS
------------------------------------------------------------------------
     At September 30, 1998, approximately 422 registered stockholders held 2,225,841 outstanding shares of NASB Financial, Inc. common stock. The Company paid cash dividends of $0.12 per share were paid in February, May, and August, and November of 1995. Cash dividends of $0.15625 per share were paid in February, May, August, and November of 1996. Cash dividends of $0.20 per share were paid in February, May, and August of 1997.

     The table below reflects the Bank's high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                             Fiscal 1998     Fiscal 1997
                             -------------  --------------
Quarter ended                  High   Low     High   Low
                             -------------   -------------
December 31                 $ 54.38  48.00   33.00  30.75
March 31                      78.88  50.00   38.00  33.00
June 30                       62.00  58.13   46.50  38.00
September 30                  58.50  50.00   51.50  48.50