Form 10-K405, Exhibit 13
period 1999-09-30
NASB FINANCIAL INC
filed 1999-12-29
CIK 1059131

NASB FINANCIAL, INC.
1999 ANNUAL REPORT
--------------------------------------------------------------------------


Contents

2     Letter to Shareholders
3     Selected Consolidated Financial and Other Data
4-11  Management's Discussion and Analysis of Financial Condition and
          Results of Operations
12-35 Consolidated Financial Statements
36    Report of Independent Auditors
37    Summary of Unaudited Quarterly Operating Results
38    Listing of Directors and Officers
39    Branch Offices, Investor Information, Common Stock Prices
          and Dividends




Financial Highlights

                                   1999         1998         1997
                              ----------------------------------------
                           (Dollars in thousands, except per share data)
For the year ended September 30:
  Net interest income           $  30,455       27,849       24,777
  Net income                       12,900       13,586       11,071
  Net income per share               1.43         1.52         1.23
  Return on average assets           1.64%        1.85%        1.53%
  Return on average equity          17.24%       21.06%       20.07%

At year end:
  Assets                        $ 825,737      736,054      733,464
  Loans                           749,572      658,357      636,742
  Customer deposit accounts       565,463      545,504      520,544
  Stockholders' equity             78,681       69,833       59,196
  Stockholders' equity to assets     9.53%        9.49%        8.07%
  Book value per share          $    8.81         7.84         6.62

Selected year end information:
  Stock price per share: Bid    $  10.375       12.500       12.750
                         Ask       10.500       13.750       13.625

(LOGO)

                                                  December 20, 1999



Dear Shareholder:


As indicated by the summary on the following page, NASB Financial experienced continued modest growth during the past year. While mortgage markets remain vibrant in our areas, they also continue to be quite competitive.

During 1999, we opened a second full-service office in St. Joseph, Missouri, and mortgage origination offices in Des Moines, Iowa, Topeka, Kansas, and Swansea, Illinois (E. St. Louis). The addition of the new mortgage offices is a continuation of our focus on residential mortgage lending. We also remain active in residential development and construction lending, and commercial real estate lending.

As we enter the new millennium, we are cautiously optimistic that we will continue to succeed. We probably know more what we are not going to do, or be, than what we will. We are not going to become a small portion of a large bank, with decisions made for our customers several thousand miles from Kansas City. We are not going to become a lender in every market segment, but will rather retain our focus on mortgage lending. While we will attempt to utilize technology to enable us to better serve our customers, we will not become NASB.COM, at least not in the foreseeable future. There is an abundance of lenders in each segment we serve. Each appears determined to offer their products, sometimes without regard to a borrowers qualifications, at a lower price than the previous transaction. This will also not be our course.

As in previous years, we appreciate your continued support. We will continue our efforts in the coming year.


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



SUMMARY STATEMENT OF OPERATIONS              1999     1998     1997     1996     1995
-----------------------------------------------------------------------------------------
  Interest income                     $    63,557   62,391   60,031   56,002   50,075
  Interest expense                         33,102   34,542   35,254   33,760   28,893
                                         ------------------------------------------------
    Net interest income                    30,455   27,849   24,777   22,242   21,182
  Provision for loan losses                   300       64      477      633     (749)
                                         ------------------------------------------------
    Net interest income after provision
      for loan losses                      30,155   27,785   24,300   21,609   21,931
  Other income                             11,382   11,424    8,596    9,045    4,679
  General and administrative expenses      20,129   17,067   14,888   18,085   13,319
                                         ------------------------------------------------
    Income before income taxes and
      cumulative effect	of change in
      accounting principle                 21,408   22,142   18,008   12,569   13,291
   Income tax expense                       8,508    8,556    6,937    4,838    5,115
                                         ------------------------------------------------
    Income before cumulative effect of
      change in accounting principle       12,900   13,586   11,071    7,731    8,176
   Cumulative effect of change in
      accounting principle                     --       --       --       --      369
                                         ------------------------------------------------
      Net income                       $   12,900   13,586   11,071    7,731    8,545
                                         ================================================

Income per share:
  Before cumulative effect of change in
    accounting principle               $     1.43     1.52     1.23     0.85     0.89
  Cumulative effect of change in
    accounting principle                       --       --       --       --     0.04
                                         ------------------------------------------------
      Total income per share           $     1.43     1.52     1.23     0.85     0.93
                                         ================================================
Average shares outstanding (in thousands)   8,998    8,938    9,004    9,116    9,236
                                         ================================================



SUMMARY BALANCE SHEET                        1999     1998     1997     1996     1995
-----------------------------------------------------------------------------------------
Assets:
  Bank deposits                         $   7,317       --      513   10,087   11,327
  Stock in Federal Home Loan Bank           8,405    5,961    9,812    9,012    3,990
  Securities available for sale            19,510   24,951   33,603   25,095    1,341
  Loans receivable held for sale           92,232  131,845  138,869   33,963   23,122
  Securities held to maturity                  --       --       --       --   13,583
  Mortgage-backed securities               13,019   21,612   30,016   25,072   80,709
  Loans receivable                        658,808  528,847  497,873  585,299  483,858
  Non-interest earning assets              26,446   22,838   22,778   22,560   23,908
                                         ------------------------------------------------
    Total assets                        $ 825,737  736,054  733,464  711,088  641,838
                                         ================================================

Liabilities:
  Customer deposit accounts             $ 565,463  545,504  520,544  499,631  529,628
  Advances from Federal Home Loan Bank   	168,088  109,210  143,226  145,242   50,258
  Other borrowings                            150      200    1,680    1,565    1,690
  Non-interest costing liabilities         13,173   11,307    8,818   13,501   14,076
                                         ------------------------------------------------
    Total liabilities                     746,874  666,221  674,268  659,939  595,652
  Stockholders' equity                     78,863   69,833   59,196   51,149   46,186
                                         ------------------------------------------------
    Total liabilities and
      stockholders' equity              $ 825,737  736,054  733,464  711,088  641,838
                                         ================================================
  Book value per share                  $    8.81     7.84     6.62     5.65     4.99
                                         ================================================

 OTHER DATA                                  1999     1998     1997     1996     1995
                                         ------------------------------------------------
  Loans serviced for others              $ 667,644  546,198  454,169  370,817  434,769
  Number of full service branches                8        7        7        7        8
  Number of employees                          322      296      267      267      245
  Shares outstanding (in thousands)          8,949    8,904    8,944    9,056    9,260


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

     The Bank operates eight deposit branch locations, eight residential loan origination branch offices, and two residential construction loan origination offices, primarily in the greater Kansas City area. Consumer loans are also offered through the Bank's branch network. Customer deposit accounts are insured up to allowable limits by the Savings Association Insurance Fund ("SAIF"), a division of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of Thrift Supervision ("OTS") and the FDIC.

FINANCIAL CONDITION

     Total assets as of September 30, 1999, were $825.7 million, an increase of $89.7 million from the prior year-end. Average interest-earning assets increased $28.5 million from the prior year to $736.1 million.

     During the fiscal year ended September 30, 1999, securities available for sale decreased $2.3 million, which was primarily the result of the sale of one taxable municipal obligation.

     Included in mortgage-backed securities available for sale are $5.5 million in interest-only strips, which consist of excess mortgage servicing rights established at the time of various loan sales in accordance with Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." These are more fully described in the notes to consolidated financial statements. Derivative financial instruments are carried at estimated fair value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Bank does not actively trade in derivative financial instruments and management does not currently use derivative financial instruments to manage interest rate risk or for other hedging strategies.

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 1999, the Bank originated $388.3 million in mortgage loans held for sale, $265.5 million in mortgage loans held for investment, and $32.9 million in other loans. This total of $686.7 million in loan originations was an increase of $99.5 over the prior fiscal year.

     Included in the $92.2 million in loans held for sale as of September 30, 1999, are $18.1 million in residential mortgage loans held for sale with servicing released. Also included in loans held for sale at September 30, 1999, are $0.4 million in commercial residential loans insured by the FHA. The Bank holds options to sell these insured loans back to the FHA during specified periods in the future at specified prices. All loans held for sale are carried at the lower of cost or fair value.

     The balance of total loans held for investment at September 30, 1999, was $658.8 million, an increase of $130.0 million from the balance at September 30, 1998. During fiscal 1999, total originations and purchases of mortgage loans and other loans held for investment were $336.1 million. A portion of the increase in loans held for investment were residential construction loans. The gross balance of construction and development loans was $197.0 million at September 30, 1999, an increase of $46.3 million (31%).

     Mortgage servicing rights increased $3.9 million during fiscal 1999 as a result of loans sold with servicing retained. In relationship to this increase, the total balance of mortgage loans serviced for others was $667.6 million, an increase of $121.4 million from the prior fiscal year-end.

     Total liabilities were $746.9 million at September 30, 1999, an increase of $80.7 million (12%) from the previous year. Average interest-costing liabilities during fiscal year 1999 were $677.5 million, an increase of $18.8 million from fiscal 1998.

     Total customer deposit accounts increased $20.0 million during fiscal year 1999, which includes an increase of $6.8 million in savings accounts and an increase of $17.3 million in certificates of deposit, offset by a decrease of $2.8 million in demand deposit accounts and a decrease of $1.3 million in money market demand accounts. The average interest rate on customer deposits at September 30, 1999, was 4.83%, a decrease of 21 basis points from the prior year-end. The average balance of customer deposits during fiscal 1999 was $552.2 million, an increase of $19.1 million from fiscal 1998.

     Advances from the FHLB were $168.1 million at September 30, 1999, an increase of $58.9 million from the prior fiscal year-end. During fiscal year 1999, the Bank borrowed $259.1 million of new advances and made $200.2 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

     During the year ended September 30, 1999, the Company repurchased 115,926 shares of its common stock at a cost of $1.6 million. Also, the Company paid a total of $2.7 million in cash dividends to its stockholders.

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

     During fiscal year 1999, average interest-earning assets exceeded average interest-costing liabilities by $58.6 million, which was 7.7% of average total assets. In fiscal year 1998, average interest-earning assets exceeded average interest-costing liabilities by $48.8 million, which was 6.7% of average total assets.

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

                                                            As of
                                     Fiscal 1999           9/30/99
                              ---------------------------
                              Average            Yield/     Yield/
                              Balance  Interest   Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable          $ 681,004   60,247    8.85%      8.28%
  Mortgage-backed securities 	 26,757    2,060    7.70%      6.04%
  Investments                  17,523      887    5.06%      7.49%
  Bank deposits                10,827      363    3.35%      4.86%
                              --------------------------------------
    Total earning assets      736,111   63,557    8.63%      8.15%
                                       -----------------------------
Non-earning assets             26,603
                              --------
      Total                 $ 762,714
                              ========

Interest-costing liabilities:
  Customer deposit accounts $ 552,226   26,083    4.72%      4.83%
  FHLB advances               125,116    7,006    5.60%      5.51%
  Other borrowings                165       13    7.86%      7.50%
                              --------------------------------------
Total costing liabilities     677,507   33,102    4.89%      4.99%
                                       -----------------------------
Non-costing liabilities         9,999
Stockholders' equity           75,208
                              --------
    Total                   $ 762,714
                              ========
Net earning balance         $  58,604
                              ========
Earning yield less costing rate                   3.74%      3.16%
                                                ===================
Average interest-earning
    assets                  $ 736,111
                              ========
Net interest                            30,455
                                       ========
Net yield spread on avg.
  Interest-earning assets                         4.14%
                                                ========


                                                            As of
                                     Fiscal 1998           9/30/98
                              ---------------------------
                              Average            Yield/     Yield/
                              Balance  Interest   Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable          $ 639,956   57,714    9.02%      8.09%
  Mortgage-backed securities 	 42,443    3,056    7.20%      6.57%
  Investments                  18,890    1,186    6.28%      7.81%
  Bank deposits                 6,291      435    6.92%        --
                              --------------------------------------
    Total earning assets      707,580   62,391    8.82%      7.99%
                                       -----------------------------
Non-earning assets             25,274
                              --------
      Total                 $ 732,854
                              ========

Interest-costing liabilities:
  Customer deposit accounts $ 533,097   27,014    5.07%      5.04%
  FHLB advances               124,774    7,478    5.99%      5.77%
  Other borrowings                875       50    5.71%      7.50%
                              --------------------------------------
Total costing liabilities     658,746   34,542    5.24%      5.16%
                                       -----------------------------
Non-costing liabilities         8,982
Stockholders' equity           65,126
                              --------
    Total                   $ 732,854
                              ========
Net earning balance         $  48,834
                              ========
Earning yield less costing rate                   3.58%      2.83%
                                                ===================
Average interest-earning
    assets                  $ 707,580
                              ========
Net interest                            27,849
                                       ========
Net yield spread on avg.
  Interest-earning assets                         3.94%
                                                ========

                                                           As of
                                     Fiscal 1997           9/30/97
                              ---------------------------
                              Average            Yield/     Yield/
                              Balance  Interest   Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable          $ 620,914   55,052    8.87%      8.16%
  Mortgage-backed securities 	 56,965    3,609    6.34%      7.16%
  Investments                  17,375    1,083    6.23%      6.80%
  Bank deposits                 8,356      287    3.43%      5.31%
                              --------------------------------------
    Total earning assets      703,610   60,031    8.53%      8.05%
                                       -----------------------------
Non-earning assets             22,996
                              --------
      Total                 $ 726,606
                              ========

Interest-costing liabilities:
  Customer deposit accounts $ 510,365   25,881    5.07%      5.29%
  FHLB advances               148,400    9,280    6.25%      6.03%
  Other borrowings              1,575       93    5.91%      6.22%
                              --------------------------------------
Total costing liabilities     660,340   35,254    5.34%      5.45%
                                       -----------------------------
Non-costing liabilities        10,252
Stockholders' equity           56,014
                              --------
    Total                   $ 726,606
                              ========
Net earning balance         $  43,270
                              ========
Earning yield less costing rate                   3.19%      2.60%
                                                ===================
Average interest-earning
    assets                  $ 703,610
                              ========
Net interest                            24,777
                                       ========
Net yield spread on avg.
  Interest-earning assets                         3.52%
                                                ========


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


                                  Year ended September 30, 1999
                                            compared to
                                   year ended September 30, 1998
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $ (1,088)    3,703       (82)    2,533
  Mortgage-backed securities     212    (1,130)      (78)     (996)
  Investments                   (230)      (86)       17      (299)
  Bank deposits                 (225)      314      (161)      (72)
                            ----------------------------------------
Net change in interest income (1,331)    2,801      (304)    1,166
                            ----------------------------------------
Components of interest expense:
  Customer deposit accounts   (1,866)      970       (35)     (931)
  FHLB advances                 (487)       21        (6)     (472)
  Other borrowings                19       (41)      (15)      (37)
                            ----------------------------------------
Net change in
   interest expense           (2,334)      950       (56)   (1,440)
                            ----------------------------------------
Increase (decrease) in
   net interest income      $  1,003     1,851      (248)    2,606
                            ========================================

                                  Year ended September 30, 1998
                                            compared to
                                   year ended September 30, 1997
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $    931     1,689        42     2,662
  Mortgage-backed securities     490      (921)     (122)     (553)
  Investments                      9        94        --       103
  Bank deposits                  292       (71)      (73)      148
                            ----------------------------------------
Net change in interest income  1,722       791      (153)    2,360
                            ----------------------------------------
Components of interest expense:
  Customer deposit accounts       --     1,152       (19)    1,133
  FHLB advances                 (386)   (1,477)       61    (1,802)
  Other borrowings                (3)      (41)        1       (43)
                            ----------------------------------------
Net change in
   interest expense             (389)     (366)       43      (712)
                            ----------------------------------------
Increase (decrease) in
   net interest income      $  2,111     1,157      (196)    3,072
                            ========================================

COMPARISON OF YEARS ENDED SEPTEMBER 30, 1999 AND 1998

     For the fiscal year ended September 30, 1999, the Company had net income of $12.9 million, or $1.43 per share, compared to net income $13.6 million, or $1.52 per share in the prior year.

     Total interest income for the year ended September 30, 1999, was $63.6 million, an increase of $1.2 million (2%) over fiscal year 1998. This was the result of an increase in average interest-earning assets of $28.5 million during the period from $707.6 million during fiscal 1998 to $736.1 million during fiscal 1999. This was partially offset by a decrease in average yield on assets during the period of 19 basis points from 8.82% during fiscal 1998 to 8.63% during fiscal 1999.

     Interest income on loans increased $2.5 million to $60.2 million in fiscal 1999, compared to $57.7 million during fiscal 1998. This increase was the result of an increase in the average balance of loans outstanding of $41.0 million over the prior period, partially offset by a decrease in the average yield on loans of 17 basis points. The weighted average rate on loans receivable at the year ended September 30, 1999, was 8.28%, a 19 basis point increase from September 30, 1998. However, the weighted average yield on the Bank's loan portfolio decreased 17 basis points during fiscal 1998 to 8.85%, due to a decrease in the amortization of deferred fees and discounts on loans, which occurred because of a decrease in loan repayments.

     Interest on MBS declined during fiscal year 1999 due to a decrease in the average balance of MBS of $15.7 million, partially offset by an increase in yield on MBS of 50 basis points. As North American has remained focused on its residential "whole loan" portfolio, repayments of MBS have been used for the origination of new residential loans.

     Total interest expense during the year ended September 30, 1999, decreased $1.4 million (4%) from the same period in the prior year. Specifically, interest on customer deposits decreased $931,000 due to a 35 basis point decrease in the average rate paid on interest-costing liabilities, partially offset by a $19.1 million increase in the average balances. The average rate paid on FHLB advances decreased 39 basis point from the prior year, partially offset by $342,000 increase in average balances. Management continues to use FHLB advances as a primary source of short-term financing.

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

     Management records a provision for loan losses in amounts sufficient to cover current net charge-offs and an estimate of potential future losses based on an analysis of risks that management believes to be inherent in the loan portfolio. The General Valuation Allowance ("GVA") recognizes the inherent risks associated with lending activities but, unlike specific allowances, have not been allocated to particular problem assets. The provision for losses on loans was $300,000 during the year ended September 30, 1999, compared to $64,000 during fiscal 1998. The provision was reduced during fiscal 1998 because of a recovery realized during the quarter ended September 30, 1998. Management analyzes the adequacy of the allowance on a monthly basis and believes that the Bank's specific loss allowances and GVA are adequate. While management uses information currently available to determine these allowances, they can fluctuate based on changes in economic conditions and changes in the information available to management. Also, regulatory agencies review the Bank's allowances for loan loss as part of their examination, and they may require the Bank to recognize additional loss provisions based on the information available at the time of their examinations.

     Total other income for fiscal year 1999 was $11.4 million, unchanged in total from the amount recorded in fiscal year 1998. Specifically, loan servicing fees increased $0.5 million due to a decrease in amortization of capitalized mortgage servicing rights, which was a result of a decrease in prepayments of the underlying mortgage loans. During the quarter ended September 30, 1998, a valuation allowance of $651,000 was established for impairment of mortgage servicing rights. The valuation of mortgage servicing rights during fiscal 1999 resulted in a recovery of impairment of $118,000. Provision for losses on real estate owned for fiscal 1998 was a net recovery of $2.0 million as a result of the sale of one large commercial property. Gains on loans held for sale increased $593,000 due to an increase in the volume of loans sold.

     Total general and administrative expenses for fiscal year 1998 increased $3.1 million from the prior year. Specifically, compensation expense increased $1.5 million, due primarily to an increase in staffing in the residential, construction, and consumer lending departments. Other operating expense increased $938,000, due primarily to increased expenses related to the increase in total loan origination volume, start-up expenses to open one new retail deposit branch and two new loan origination branches, and costs associated with the renovation of the Bank's automated systems for year 2000 compliance.

COMPARISON OF YEARS ENDED SEPTEMBER 30, 1998 AND 1997

     For the fiscal year ended September 30, 1998, the Company had net income of $13.6 million, or $1.52 per share, compared to net income in the prior year of $11.1 million, or $1.23 per share.

Total interest income for the year ended September 30, 1998, was $62.4 million, an increase of $2.4 million (4%) over fiscal year 1997. Total interest earning assets increased $4.0 million from $703.6 million during fiscal 1997 to $707.6 million during fiscal 1998. The average yield on interest-earning assets increased 29 basis points from 8.53% during fiscal year 1997 to 8.82% during fiscal year 1998.

     The increase in the Bank's total interest income during fiscal 1998 was due primarily to an increase of $2.7 million in interest from the Bank's loan portfolio, of which $931,000 was the result of an increase in the average balance of loans outstanding and $1.7 million was due to an increase in yield on loans. The average balance of loans outstanding was $640.0 million during fiscal year 1998, an increase of $19.0 million over the fiscal year 1997 average balance of $620.9 million. The weighted average rate on loans receivable at the year ended September 30, 1998, was 8.09%, a 7 basis point decrease from September 30, 1997. However, the weighted average yield on the Bank's loan portfolio increased 15 basis points during fiscal 1998 to 9.02%, due to an increase in the amortization of deferred fees and discounts on loans, which occurred because of an increase in loan repayments.

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

     The provision for losses on loans was $64,000 during the year ended September 30, 1998, compared to $477,000 during fiscal 1997. As discussed above, the decrease in loss provision during 1998 was the result of a loan recovery.

     Total other income for fiscal year 1998 was $11.4 million, an increase of $2.8 million from fiscal 1997. Specifically, loan servicing fees decreased $0.4 million due to an increase in amortization of capitalized mortgage servicing rights, which was a result of an increase in prepayments of the underlying mortgage loans. Customer service fees increased $468,000 due to a higher volume of demand deposit and other transaction accounts, an increase in late charges on mortgage loans, and an increase in appraisal fees on loan originations. During the quarter ended September 30, 1998, a valuation allowance of $651,000 was established for impairment of mortgage servicing rights. Provision for losses on real estate owned for fiscal 1998 was a net recovery of $2.0 million compared to a net recovery of $172,000 during fiscal 1997, due to the sale of one large commercial property. Gains on loans held for sale increased $0.8 million due to an increase in the volume of loans sold. Other operating income increased $741,000 due to an increase in loan prepayment fees plus an increase in sales of tax-deferred annuities and mutual fund products through the Bank's subsidiary, Nor-Am Service Corporation.

     Total general and administrative expenses for fiscal year 1998 increased $2.2 million from the prior year. Specifically, compensation expense increased $1.5 million, due primarily to an increase in costs related to the increase in total loan origination volume. This 17% increase from the prior year is in relationship to a 28% increase in total loan origination volume.

ASSET/LIABILITY MANAGEMENT

     Management recognizes that there are certain market risk factors present in the structure of the Bank's financial assets and liabilities. Since the Bank does not have material amounts of derivative securities, equity securities, or foreign currency positions, interest rate risk ("IRR") is the primary market risk that is inherent in the Bank's portfolio.

     The objective of the Bank's IRR management process is to maximize net interest income over a range of possible interest rate paths. The monitoring of interest rate sensitivity on both the interest-earning assets and the interest-costing liabilities are key to effectively managing IRR. Management maintains an IRR policy, which outlines a methodology for monitoring interest rate risk. The Board of Directors reviews this policy and approves changes on a quarterly basis. The IRR policy also identifies the duties of the Bank's Asset/Liability Committee ("ALCO"). Among other things, the ALCO is responsible for developing the Bank's annual business plan and investment strategy, monitoring anticipated weekly cashflows, establishing prices for the Bank's various products, and implementing strategic IRR decisions.

     On a quarterly basis, the Bank monitors the estimate of changes that would potentially occur to its net portfolio value ("NPV") of assets, liabilities, and off-balance sheet items assuming a sudden change in market interest rates. Management presents a NPV analysis to the Board of Directors each quarter and NPV policy limits are reviewed and approved.

     The following table is an interest rate sensitivity analysis, which summarizes information provided by the OTS, which estimates the changes in NPV of the Bank's portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of a instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank's current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OTS compiled this information using data from the Bank's Thrift Financial Report as of September 30, 1999. Dollar amounts are expressed in thousands.



Changes in            Net Portfolio Value             Board      Board NPV as
  Market        ------------------------------------  approved     % of PV
Interest rates    $ Amount    $ Change   % Change   policy limit   of assets
-----------------------------------------------------------------------------
    + 3%            75,125     (23,668)     -24%        -50%          9.5%
    + 2%            85,438     (13,358)     -14%        -30%         10.5%
    + 1%            93,718      (5,077)      -5%        -15%         11.3%
  no change         98,796          --      ---	        ---          11.8%
    - 1%           100,499       1,703       +2%        -15%         11.8%
    - 2%           103,379       4,483       +5%        -30%         12.0%
    - 3%           108,097       9,301       +9%        -50%         12.4%

     Management cannot predict future interest rates and the effect of changing interest rates on future net interest margin, net income, or NPV can only be estimated. However, management believes that its overall system of monitoring and managing IRR is effective.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and related data presented have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, most of the Bank's assets and liabilities are monetary in nature. Except for inflation's impact on general and administrative expenses, interest rates have a more significant impact on the Bank's performance than do the effects of inflation. However, the level of interest rates may be significantly affected by the potential changes in the monetary policies of the Board of Governors of the Federal Reserve System in an attempt to impact inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

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

YEAR 2000 ISSUE

     The Board of Directors and the management of the Company have established a formal process for the implementation of a plan to evaluate and correct the problems that the year 2000 could cause to the Company's critical automated systems. The year 2000 ("Y2K") problem exists because many automated systems use only two digit fields to represent the year, such as "98" representing 1998. However, with the two digit format, the year 2000 is indistinguishable from 1900, 2001 from 1901, and so on. Should these critical systems fail in Y2K, the Bank would have difficulty in processing transactions for loan and deposit customers, which could cause significant damage to its important customer relationships. Since the Company does not develop any of the software programs that are utilized, the process is focused on follow-up and testing of software provided by third party vendors and data centers to ensure their renovation.

     In calendar year 1997, management implemented a process to evaluate and renovate its critical systems using the standard framework set forth by the Federal Financial Institutions Examination Council, which includes separate phases for awareness, assessment, renovation, validation, and implementation. In the awareness phase, management committed resources and established a Y2K committee consisting of managers from all departments of the Company. The committee proceeded through the assessment phase, which included an analysis of the Y2K impact on all hardware, software, and electronic equipment; the identification of the Company's critical business processes; developing priorities by risk; gaining commitment from vendors and service providers; and evaluating the impact on the Bank's customers. The renovation phase included the replacement or elimination of non-compliant software, hardware, and vendors. In the validation phase, the committee tested all renovated systems and tested all data exchanges with outside organizations. In the implementation phase, all renovated systems were put into service. Management has kept the Board of Directors apprised of the status of the Y2K process at regular intervals. To date, the Company has completed all phases of its Y2K plan.

     Data processing of the Bank's core operations is provided by a third party service bureau. In November 1998, the Bank's service bureau installed its fully renovated Y2K compliant software. The Bank actively participated with the service bureau in testing procedures. The Company's Y2K process also included the evaluation of phone systems, alarm systems, funds transfer providers, and all hardware and software on its wide-area network ("WAN"). Approximately one-half of the total $400,000 cost for the Bank's Y2K process was incurred in the 1999 fiscal year. The first one-half was incurred in fiscal 1998. During the last two years, the OTS has performed three on-site examinations at all OTS regulated thrift institutions, including the Bank.

     The Company has also developed an in-depth Y2K contingency plan for each of the Company's critical automated systems. The contingency plan will be implemented if any of the critical systems or vendors' systems should fail before, on, or after January 1, 2000. The Bank's third party service bureau has also formulated a contingency plan, which management incorporated into the Company's overall contingency plan. Although the Y2K contingency plan was developed and fully tested prior to June 30, 1999, management continues to monitor the impact of Y2K on its customers, vendors, and service providers and will make any necessary changes to the contingency plan up to and through the year 2000.

     The Bank's Y2K committee has also taken action to keep the Bank's customers informed of its Y2K preparedness through the branch network, in direct mailings, and with account statement inserts. Management realizes that some customers may still wish to withdraw cash from their accounts prior to December 31, 1999, in preparation for Y2K. Because of this, the Y2K committee has composed and implemented a cash management plan to ensure that customers' cash needs are met. Cash needs will be monitored during the month of December 1999 and through the new year. The cash management plan is flexible and will be modified if customers' cash needs change.

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

     North American maintains a balance of liquid assets above the minimum regulatory requirement and at a level adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The required liquidity ratio, which may vary from time to time, was 4% during September 1999 and 1998. For the months of September 1999 and 1998, North American's liquidity ratios were 11.5% and 11.3%, respectively.

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September 30, 1999, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirement, is provided in the notes to the consolidated financial statements.

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

NASB Financial, Inc. and Subsidiary
Consolidated Balance Sheets



                                                                                 September 30,
                                                                           -----------------------
                                                                                1999        1998
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                   $  10,870       3,331
Securities available for sale (Note 4) (amortized cost of
   $5,595 and $7,485 at September 30, 1999 and 1998, respectively)              4,913       7,209
Stock in Federal Home Loan Bank, at cost                                        8,405       5,961
Mortgage-backed securities (Notes 5 and 6):
  Available for sale, at market value (amortized cost of $14,711 and
    $17,824 at September 30, 1999 and 1998, respectively)                      14,597      17,742
  Held to maturity (market value of $13,268 and $22,687 at
    September 30, 1999 and 1998, respectively)                                 13,019      21,612
Loans receivable (Note 7):
  Held for sale (estimated market value of $93,413 and $133,732 at
    September 30, 1999 and 1998, respectively)                                 92,232     131,845
  Held for investment, net                                                    658,808     528,847
Accrued interest receivable                                                     4,832       4,455
Real estate owned, net (Note 8)                                                 2,702       3,232
Premises and equipment, net (Note 9)                                            4,719       4,818
Mortgage servicing rights, net (Note 18)                                        8,382       4,517
Other assets                                                                    2,258       2,485
                                                                           -----------------------
                                                                            $ 825,737     736,054
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Customer deposit accounts (Note 10)                                       $ 565,463     545,504
  Advances from Federal Home Loan Bank (Note 11)                              168,088     109,210
  Other borrowings (Note 12)                                                      150         200
  Escrows                                                                       6,310       5,915
  Income taxes payable (Note 13)                                                2,965       1,606
  Accrued expenses and other liabilities                                        3,898       3,786
                                                                           -----------------------
    Total liabilities                                                         746,874     666,221
                                                                           -----------------------

Commitments and contingencies (Note 20)

Stockholders' equity (Notes 14, 15 and 17):
  Common stock of $0.15 par value: 20,000,000 authorized; 9,497,312 shares and 9,335,312 shares issued at September 30, 1999 and
    1998, respectively                                                          1,425       1,400
  Serial preferred stock of $1.00 par value: 7,500,000 shares
    authorized; none outstanding                                                   --          --
  Additional paid-in capital                                                   13,856      13,196
  Retained earnings                                                            69,704      59,527
  Treasury stock, at cost; 547,874 shares and 431,948 shares at
    September 30, 1999 and 1998, respectively                                  (5,640)     (4,070)
  Accumulated other comprehensive income                                         (482)       (220)
                                                                           -----------------------
      Total stockholders' equity                                               78,863      69,833
                                                                           -----------------------
                                                                            $ 825,737     736,054
                                                                           =======================



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Income


                                                         Years Ended September 30,
                                                  ------------------------------------
                                                      1999         1998         1997
                                                  ------------------------------------
                                             (Dollars in thousands, except per share data)
Interest on loans receivable                      $  60,247       57,714       55,052
Interest on mortgage-backed securities                2,060        3,056        3,609
Interest and dividends on securities                    887        1,186        1,083
Other interest income                                   363          435          287
                                                  ------------------------------------
     Total interest income                           63,557       62,391       60,031
                                                  ------------------------------------
Interest on customer deposit accounts                26,083       27,014       25,881
Interest on advances from Federal Home Loan
  Bank and other borrowings                           7,019        7,528        9,373
                                                  ------------------------------------
    Total interest expense                           33,102       34,542       35,254
                                                  ------------------------------------
    Net interest income                              30,455       27,849       24,777
Provision for loan losses                               300           64          477
                                                  ------------------------------------
    Net interest income after provision
      for loan losses                                30,155       27,785       24,300
                                                  ------------------------------------
Other income (expense):
  Loan servicing fees                                   854          351          777
  Customer service fees and charges                   2,651        2,594        2,126
  Impairment recovery (loss) of mortgage
    servicing rights                                    118         (651)          --
  Provision for losses on real estate owned              --        1,987          172
  Gain on sale of securities available for sale          95           --           --
  Gain on sale of loans receivable held for sale      6,236        5,643        4,762
  Other                                               1,428        1,500          759
                                                  ------------------------------------
    Total other income                               11,382       11,424        8,596
                                                  ------------------------------------
General and administrative expenses:
  Compensation and fringe benefits                   11,781       10,285        8,769
  Premises and equipment                              2,422        2,312        2,239
  Advertising and business promotion                    923          403          309
  Federal deposit insurance premiums                    325          327          480
  Other                                               4,678        3,740        3,091
                                                  ------------------------------------
     Total general and administrative expenses       20,129       17,067       14,888
     Income before income tax expense                21,408       22,142       18,008
                                                  ------------------------------------
Income tax expense:
  Current                                             6,799        7,582        5,659
  Deferred                                            1,709          974        1,278
                                                  ------------------------------------
    Total income tax expense                          8,508        8,556        6,937
                                                  ------------------------------------
      Net income                                  $  12,900       13,586       11,071
                                                  ====================================
Basic earnings per share                          $    1.43         1.52         1.23
                                                  ====================================
Diluted earnings per share                        $    1.40         1.48         1.19
                                                  ====================================
Weighted average shares outstanding               8,997,552    8,937,740    9,003,500



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows


                                                              Years ended September 30,
                                                            -----------------------------
                                                               1999      1998      1997
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 12,900    13,586    11,071
  Adjustments to reconcile net income to net cash
   provided by(used in) operating activities:
    Depreciation                                               1,056     1,044     1,061
    Amortization and accretion                                (1,221)   (1,066)   (1,168)
    Deferred income tax expense                                1,709       974     1,278
    Gain on sale of securities available for sale                (95)       --        --
    Impairment loss (recovery) of mortgage servicing rights     (118)      651        --
    Gain on sale of loans receivable held for sale            (6,236)   (5,643)   (4,762)
    Provision for loan losses                                    300        64       477
    Provision for losses on real estate owned                     --    (1,987)     (172)
    Origination and purchase of loans receivable
      held for sale                                         (388,317) (378,760) (398,091)
    Sale of loans receivable held for sale                   384,693   344,502   293,346
Changes in:
  Accrued interest receivable                                   (377)      268      (511)
  Accrued expenses and other liabilities and
    income taxes payable                                         (62)    1,522    (6,035)
                                                            ----------------------------
    Net cash provided by (used in) operating activities        4,232   (24,845) (103,506)

Cash flows from investing activities:
 Principal repayments of mortgage-backed securities:
  Held to maturity                                             8,520     6,059     4,847
  Available for sale                                           5,100    12,037     4,156
  Principal repayments of mortgage loans receivable held
    for investment and held for sale                         229,323   221,560   151,980
  Principal repayments of other loans receivable              20,441    17,406    11,262
  Principal repayments of securities:
    Held to maturity                                              --        --    16,000
    Available for sale                                            31        32        30
  Loan origination - mortgage loans receivable
    held for investment                                     (265,514) (186,393)  (42,172)
  Loan origination - other loans receivable                  (32,885)  (21,821)  (18,909)
  Purchase of mortgage loans receivable held for investment  (37,696)  (26,703)  (23,230)
  Purchases of mortgage-backed securities held to maturity        --        --    (9,826)
  Purchases of securities:
    Held to maturity                                              --        --   (16,782)
    Available for sale                                            --    (5,147)       --
  Sales (purchases) of FHLB stock                             (2,444)    3,851        --
  Proceeds from sale of securities available for sale          1,948    11,960        --
  Proceeds from sale of real estate owned                      1,653     5,908     1,592
  Premises and equipment purchases                              (957)     (553)     (817)
  Other cash flows from investing activities                     898       618      (239)
                                                            ----------------------------
    Net cash provided by (used in) investing activities      (71,582)   38,814    77,892


NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows (continued)


                                                              Years ended September 30,
                                                            -----------------------------
                                                               1999      1998      1997
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from financing activities:
  Net increase in customer deposit accounts                   19,959    24,960    20,913
  Proceeds from advances from FHLB                           259,100   291,000   534,000
  Repayment of advances from FHLB                           (200,222) (325,016) (536,016)
  Cash dividends paid                                         (2,723)   (2,123)   (1,702)
  Repurchase of common stock                                  (1,570)   (1,107)   (1,381)
  Proceeds from issuance of other borrowings                      --        --       250
  Repayment of other borrowings                                  (50)   (1,480)     (135)
  Change in escrows                                              395      (139)       63
                                                            -----------------------------
    Net cash provided by (used in) financing activities       74,889   (13,905)   15,992
                                                            -----------------------------
    Net increase (decrease) in cash and cash equivalents       7,539        64    (9,622)
    Cash and cash equivalents at beginning of period           3,331     3,267    12,889
                                                            -----------------------------

    Cash and cash equivalents at end of period              $ 10,870     3,331     3,267

Supplemental disclosure of cash flow information:
  Cash paid for income taxes (net of refunds received)      $  6,973     7,563     7,406
  Cash paid for interest                                      33,224    34,619    35,376

Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of loans receivable to real estate owned       $  1,782     3,459     1,370
  Conversion of real estate owned to loans receivable            314       766       100
  Conversion of loans receivable to securities
    available for sale (FHA debentures)                           --     2,012    10,714
  Capitalization of mortgage servicing rights                  4,884     3,498     1,852
  Capitalization of mortgage servicing interest-only
    strip securities                                           2,772     2,237       912
  Excess servicing reclassified to mortgage-backed
    securities available for sale
    (interest-only strip securities)                              --        --     1,527



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity


                                                                          Accumulated
                                        Additional                           other          Total
                                Common   paid-in    Retained   Treasury  comprehensive   stockholders'
                                 stock    capital   earnings     stock   income (loss)      equity
                              ---------------------------------------------------------------------
                                                         (Dollars in thousands)
Balance at October 1, 1996     $ 1,391    13,092     38,695     (1,582)       (447)         51,149
 Comprehensive income:
  Net income                        --        --     11,071         --          --          11,071
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --          18              18
                                                                                         ----------
  Total comprehensive income        --        --         --         --          --          11,089
 Cash dividends declared            --        --     (1,702)        --          --          (1,702)
 Stock options exercised             5        36         --         --          --              41
 Purchase of common stock
   for treasury                     --        --         --     (1,381)         --          (1,381)
                              ---------------------------------------------------------------------
Balance at September 30, 1997    1,396    13,128     48,064     (2,963)       (429)         59,196
 Comprehensive income:
  Net income                        --        --     13,586         --          --          13,586
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --         209             209
                                                                                         ----------
  Total comprehensive income        --        --         --         --          --          13,795
 Cash dividends declared            --        --     (2,123)        --          --          (2,123)
 Stock options exercised             4        68         --         --          --              72
 Purchase of common stock
    for treasury                    --        --         --     (1,107)         --          (1,107)
                              ---------------------------------------------------------------------
Balance at September 30, 1998    1,400    13,196     59,527     (4,070)       (220)         69,833
 Comprehensive income:
  Net income                        --        --     12,900         --          --          12,900
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities
    of $357, net of
    reclassification adjustment
    for gains included in net
    income of $95                   --        --         --         --        (262)           (262)
                                                                                         ----------
  Total comprehensive income        --        --         --         --          --          12,638
 Cash dividends declared            --        --     (2,723)        --          --          (2,723)
 Stock options exercised            25       660         --         --          --             685
 Purchase of common stock
   for treasury                     --        --         --     (1,570)         --          (1,570)
                              ---------------------------------------------------------------------
Balance at September 30, 1999 $  1,425    13,856     69,704     (5,640)       (482)         78,863
                              ======================================================================


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

Cash and Cash Equivalents
     Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $7.3 million as of September 30, 1999. The Bank held no cash equivalents at September 30, 1998.

Securities and Mortgage-Backed Securities Available for Sale
     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held to maturity when the Bank has the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 1999, and 1998, the Bank had no assets designated as trading.

     Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income. Premiums and discounts are recognized as adjustments to interest income over the life of the securities using a method that approximates the level yield method. Gains or losses on the disposition of securities are based on the specific identification method. The calculation of any adjustment to carry assets available for sale at market value is computed on certain pools of assets, which have been aggregated, based on common characteristics. Market prices are obtained from broker-dealers and reflect estimated offer prices.

Loans Receivable Held for Sale
     Loans receivable held for sale consist of loans that management does not intend to hold until maturity. Accordingly, such loans are carried at the lower of amortized cost (outstanding principal balance adjusted for deferred loan fees and costs) or market value. Market values for such loans are determined based on sale commitments or dealer quotations.
Gains or losses on such sales are recognized using the specific identification method. Interest, including amortization and accretion of deferred loan fees and costs, is included in interest income.

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

Provisions for Losses
     Loans - The Company considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Company records a loss valuation equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's effective rate based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In management's opinion, the allowance, when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in the Bank's loan portfolio.

     Securities - The provision for losses on securities is charged to earnings in an amount which, based on management's estimate, is necessary to establish a general valuation allowance sufficient to absorb credit losses that may exist within the Bank's investment portfolio. These provisions are made based on the results of management's continuing reviews of the investment security portfolio, which include analysis of issuer financial data and assessments of an issuer's ability to continue to meet obligations.

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

     As a result of changes in the Federal tax code, the Bank's bad debt deduction for the year ended September 30, 1999 and 1998, was based on actual experience as the percentage method for additions to the tax bad debt reserve has been eliminated. Under the new tax rules, thrift institutions are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the "base-year". The recapture will be completed over a six-year phase-in period. The phase-in period will be delayed for two years for institutions who meet certain residential lending requirements. As of September 30, 1999, the Bank had approximately $2 million established as a tax bad debt reserve in the base-year, and zero tax bad debt reserve after the base year. Distributing the Bank's capital in the form of purchasing treasury stock has forced the Bank to recapture its after base-year bad debt reserve prior to the phase-in period.

Mortgage Servicing Rights
     The Bank adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," on January 1, 1997. For each servicing contract in existence before that date, the previously recognized originated and purchased servicing rights and "excess servicing" receivables were combined, net of any previously recognized servicing obligations under that contract, as a servicing asset or liability. The Statement provides that servicing assets and other retained interests in transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interest, if any, based on their relative fair values at the date of the transfer, and that servicing assets and liabilities be subsequently measured by (1) amortization in proportion to and over the period of estimated net servicing income or loss, and (2) assessment for asset impairment or increased obligation based on their fair values.

     Originated mortgage servicing rights are recorded at cost based upon the relative fair values of the loans and the servicing rights. Servicing release fees paid on comparable loans and discounted cash flows are used to determine estimates of fair values. Purchased mortgage servicing rights are acquired from independent third-party originators and are recorded at the lower of cost or fair value. These rights are amortized in proportion to and over the period of expected net servicing income or loss.

     Impairment Evaluation - The Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights in accordance with SFAS No. 125, the Bank stratifies the rights based on their predominant risk characteristics.
The significant risk characteristics considered by the Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights.
For the year ended 1997, there were no write downs or valuation allowances established for capitalized servicing. A valuation allowance of $651,000 was established during the period ending September 30, 1998. During the year ended September 30, 1999, the value of servicing rights increased, which resulted in a recovery of the valuation allowance of $118,000.

     In accordance with the SFAS No. 125, servicing fees recognized in excess of normal servicing fees are carried as interest-only strip securities and classified as mortgage-backed securities available for sale in accordance with SFAS No. 115. Also, all previous amounts carried as excess servicing assets were combined and reclassified as interest-only strip securities within mortgage-backed securities available for sale. At September 30, 1999, the Bank held $5.5 million of such interest-only strip securities.

Recently Issued Accounting Standards
     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." The Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In accordance with the Statement, the Company has classified items of other comprehensive income by their nature in a financial statement and displayed the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the consolidated balance sheets. The Statement was adopted for the Company's consolidated financial statements as of and for the fiscal year ended September 30, 1999.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Statement was adopted for the Company's consolidated financial statements as of and for the fiscal year ended September 30, 1999. See
Note 18 to the consolidated financial statements for the disclosures made in accordance with this Statement.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Statement revises employers' disclosures about pensions and other post-retirement benefit plans, but does not change the measurement or recognition of those plans. The Statement was adopted for the Company's consolidated financial statements as of and for the fiscal year ended September 30, 1999.

     In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." The Statement changes the way entities conducting mortgage banking activities account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. The Statement was effective for the Company's consolidated financial statements as of January 1, 1999. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements as of and for the fiscal year ended September 30, 1999.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities. The Statement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Due to the issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," the Statement will not be effective for the Company's consolidated financial statements until the fiscal year ending September 30, 2001. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

Use of Estimates
     The preparation of financial statements in accordance with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reported periods. Estimates were used to establish loss reserves, the valuation of mortgage servicing rights, and fair values of financial instruments. Actual results could differ from those estimates.

Reclassifications
     Certain amounts for 1998 and 1997 have been reclassified to conform to the current year presentation.

Fair Value of Financial Instruments
     SFAS No. 107, "Disclosure about Fair Value of Financial
Instruments," requires the Company to disclose fair value information about financial instruments for which it is practicable to estimate, whether or not such fair values are reflected in the consolidated balance sheets. Estimated fair value amounts have been determined using available market information and a selection from a variety of valuation methodologies. However, considerable judgment is necessarily required to interpret market data in developing the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amount that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument presented as of September 30, 1999 and 1998:

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

Stock in Federal Home Loan Bank of Des Moines ("FHLB")
     The carrying value of stock in Federal Home Loan Bank approximates its fair value.

Loans receivable - held for sale
     Fair values of mortgage loans held for sale are based on quoted market prices for loans with no commitment to sell. Fair values of mortgage loans sold forward are based on the committed prices.

Loans receivable - held for investment
     Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management's estimates of prepayments.

Accrued interest receivable
     The carrying amount reported in the consolidated balance sheets is a reasonable estimate of fair value.

Mortgage servicing rights
     The estimated fair values of mortgage servicing rights are determined by discounting estimated future cash flows using a market rate of interest and consensus estimates of prepayment speeds.

Customer deposit accounts
     The estimated fair values of demand deposits and savings accounts are equal to the amount payable on demand at the reporting date. Fair values of certificates of deposit are computed at fixed spreads to treasury securities with similar maturities.

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

     To complete the transaction, the Company issued an aggregate of 9,500,448 shares of Company common stock by exchanging one share of the Company common stock for each share of common stock of the Bank. It also exchanged an option to purchase one share of Company common stock for each outstanding option to purchase one share of the Bank's common stock.

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

(3) STOCK SPLIT, CHANGE IN PAR VALUE, AND CHANGE IN NUMBER OF AUTHORIZED
SHARES

     On January 26, 1999, the stockholders of the Company voted to amend the Company's Articles of Incorporation to increase the number of authorized common stock from 3,000,000 to 20,000,000 shares. At the same time, stockholders also approved a reduction in the par value of common stock from $1.00 to $0.15.

     On January 27, 1999, the Board of Directors declared a four-for-one stock split. Each stockholder received three additional shares of the Company's common stock for each share they already owned. The pay date of the split was March 5, 1999.

     All prior period amounts have been adjusted for the effect of the stock split, change in par value of common stock, and change in number of authorized shares of common stock.

(4) SECURITIES AVAILABLE FOR SALE

     Summaries of securities available for sale are provided in the following tables. Dollar amounts are expressed in thousands.

                                          September 30, 1999
                           -----------------------------------------------
                                           Gross       Gross     Estimated
                               Amortized  unrealized  unrealized    market
                                 cost       gains       losses       value
                           -----------------------------------------------
U.S. Government Obligations $    2,857         --          (7)       2,850
Equity securities                2,738         --        (675)       2,063
                           -----------------------------------------------
   Total                      $  5,595         --        (682)       4,913
                           ===============================================

                                          September 30, 1998
                           -----------------------------------------------
                                           Gross       Gross     Estimated
                               Amortized  unrealized  unrealized    market
                                 cost       gains       losses       value
                           -----------------------------------------------
Taxable municipal obligations $  1,597         --          --        1,597
U.S. Government obligations      3,150         --         (10)       3,140
Equity securities                2,738         --        (266)       2,472
                           -----------------------------------------------
   Total                      $  7,485         --        (276)       7,209
                           ===============================================

     During the year ended September 30, 1999, gross gains of $95,000 and no losses were recognized on the sale of securities available for sale. There were no realized gains or losses on the sale of securities available for sale during the year ended September 30, 1998 or 1997.

     The scheduled maturities of securities available for sale at September 30, 1999, are presented in the following table. Dollar amounts are expressed in thousands.


                                           Gross       Gross     Estimated
                              Amortized  unrealized  unrealized    market
                                cost       gains       losses       value
                           -----------------------------------------------
No stated maturity            $  2,738         --        (675)       2,063
Due from five to ten years       2,857         --          (7)       2,850
                           -----------------------------------------------
   Total                      $  5,595         --        (682)       4,913
                           ===============================================


(5) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.


                                                    September 30, 1999
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized        market
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $   5,005          --          (10)          4,995
FNMA pass-through certificates -
  fixed rate                            4,053          --          (97)          3,956
Mortgage-backed derivatives (including
  CMO residuals and interest-only
  securities)                           5,653           5          (12)          5,646
                                    -----------------------------------------------------
     Total                          $  14,711           5         (119)         14,597
                                    =====================================================




                                                     September 30, 1998
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized        market
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $   6,432         39           --            6,471
FNMA pass-through certificates -
  fixed rate                            7,650         58           (1)           7,707
Mortgage-backed derivatives (including
  CMO residuals and interest-only
  securities)                           3,742         --         (178)           3,564
                                    -----------------------------------------------------
       Total                        $  17,824         97         (179)          17,742
                                    =====================================================



     There were no gross realized gains or losses on the sale of mortgage-backed securities available for sale during the years ended September 30, 1999, 1998, or 1997.

     The scheduled maturities of mortgage-backed securities available for sale at September 30, 1999, are presented in the following table. Dollar amounts are expressed in thousands.



                                           Gross       Gross     Estimated
                              Amortized  unrealized  unrealized    market
                                cost       gains       losses       value
                           -----------------------------------------------
Due in one year or less     $   2,319        --          (42)      2,277
Due from one to five years      1,733        --          (55)      1,678
Due after ten years            10,659         5          (22)     10,642
                           -----------------------------------------------
     Total                  $  14,711         5         (119)     14,597
                           ===============================================

     Actual maturities of mortgage-backed securities available for sale may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations.

(6) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

     The following tables present a summary of mortgage-backed securities held to maturity. Dollar amounts are expressed in thousands.



                                                    September 30, 1999
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized        market
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $   2,514         29          (24)           2,519
  Balloon maturity and
    adjustable rate                     4,928         14          (30)           4,912
FNMA pass-through certificates:
  Fixed rate                              356         --          (11)             345
  Balloon maturity and
    adjustable rate                       583         --          (13)             570
Pass-through certificates guaranteed
  by GNMA - fixed rate                    447         21           --              468
Collateralized mortgage
  obligation bonds                      1,139         63           --            1,202
Other asset-backed securities           3,052        200           --            3,252
                                    -----------------------------------------------------
     Total                           $ 13,019        327          (78)          13,268
                                    =====================================================


                                                    September 30, 1998
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized        market
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $   3,753        195           --            3,948
  Balloon maturity and
    adjustable rate                     7,809        145           --            7,954
FNMA pass-through certificates:
  Fixed rate                              572          7           --              579
  Balloon maturity and
    adjustable rate                       922          2           --              924
Pass-through certificates guaranteed
  by GNMA - fixed rate                    525         38           --              563
Collateralized mortgage
  obligation bonds                      3,684        280           (2)           3,962
Other asset-backed securities           4,347        410           --            4,757
                                    -----------------------------------------------------
     Total                         $   21,612      1,077           (2)          22,687
                                    =====================================================


     The scheduled maturities of mortgage-backed securities held to maturity at September 30, 1999, are presented in the following table. Dollar amounts are expressed in thousands.

                                           Gross       Gross     Estimated
                              Amortized  unrealized  unrealized    market
                                cost       gains       losses       value
                           -----------------------------------------------
Due in one year or less     $      4          --          --           4
Due from one to five years     5,087          23         (30)      5,080
Due from five to ten years     4,575         248          (9)      4,814
Due after ten years            3,353          56         (39)      3,370
                           -----------------------------------------------
     Total                 $  13,019         327         (78)     13,268
                           ===============================================


     Actual maturities of mortgage-backed securities held to maturity may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations.

     The principal balances of mortgage-backed securities held to maturity that are pledged to secure certain obligations of the Bank as of September 30 are as follows. Dollar amounts are expressed in thousands.

                                          September 30, 1999
                           -----------------------------------------------
                                           Gross       Gross     Estimated
                               Amortized  unrealized  unrealized    market
                                 cost       gains      losses       value
                           -----------------------------------------------
Customer deposit accounts  $     4,325        6          (30)       4,301



                                          September 30, 1998
                           -----------------------------------------------
                                           Gross       Gross     Estimated
                               Amortized  unrealized  unrealized    market
                                 cost       gains      losses       value
                           -----------------------------------------------
Customer deposit accounts  $     6,533       126          --       6,659



     All dispositions of mortgage-backed securities held to maturity during fiscal 1999, 1998, and 1997 were the result of maturities or calls.


(7) LOANS RECEIVABLE

     The following table provides a detail of loans receivable as of September 30. Dollar amounts are expressed in thousands.


HELD FOR INVESTMENT                           1999           1998
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties               $  315,934        311,982
    Business properties                     153,549         79,460
    Partially guaranteed by VA or
      insured by FHA                         34,500         25,071
    Construction and development            197,041        150,729
                                         ---------------------------
Total mortgage loans                        701,024        567,242
Commercial loans                              4,335          7,225
Installment loans and lease financing
  to individuals                             41,737         28,524
                                         ---------------------------
Total loans receivable held
  for investment                            747,096        602,991
Less:
  Undisbursed loan funds                    (76,474)       (61,836)
  Unearned discounts and fees on
    loans, net of deferred costs             (5,143)        (5,903)
  Allowance for losses on loans              (6,671)        (6,405)
                                         ---------------------------
    Net loans receivable held
      for investment                      $ 658,808        528,847
                                         ===========================

HELD FOR SALE                                 1999           1998
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties               $  114,701        143,521
    Partially insured by FHA                    445            462
                                          --------------------------
                                            115,146        143,983
Less:
  Undisbursed loan funds                    (22,878)       (12,168)
  Unearned discounts and fees on loans,
    net of deferred costs                       (36)            30
                                          --------------------------
    Net loans receivable held for sale    $  92,232        131,845
                                          ==========================

     Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $5.1 million and $6.0 million at September
30, 1999 and 1998, respectively.        Whole loans and participations
serviced for others were approximately $667.6 million and $546.2 million at September 30, 1999 and 1998, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

     First mortgage loans were pledged to secure FHLB advances in the amount of approximately $252.1 million and $163.8 million at September 30, 1999 and 1998, respectively.

     Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest did not exceed 5% of equity as of September 30, 1999 and 1998. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

     As of September 30, 1999 and 1998, loans with an aggregate principal balance of approximately $4.1 million and $3.8 million, respectively, were on nonaccrual status. Gross interest income would have increased by $248,000 and $236,000 for the years ended September 30, 1999 and 1998, respectively, if the nonaccrual loans had been performing.

     The following table presents the activity in the allowance for losses on loans for 1999, 1998, and 1997. Allowance for losses on mortgage loans includes specific valuation allowances and general valuation allowances. Dollar amounts are expressed in thousands.

                                    Amount
                                 ------------
Balance at October 1, 1996       $   5,836
  Provisions                           477
  Charge-offs                          (41)
  Recoveries                            --
                                 ------------
Balance at September 30, 1997    $   6,272
  Provisions                            64
  Charge-offs                           (7)
  Recoveries                            76
                                 ------------
Balance at September 30, 1998    $   6,405
  Provisions                           300
  Charge-offs                          (57)
  Recoveries                            23
                                 ------------
Balance at September 30, 1999    $   6,671
                                 ============

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



                                             1999
                 ---------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
--------------------------------------------------------------------------------
Missouri        $ 209,126      1,104      101,945       104,582       416,757
Kansas             82,565         --       20,904        88,374       191,843
Iowa               14,345         --        6,290            --        20,635
Oklahoma            4,503         --        9,964         4,085        18,552
Other              35,205      3,586       14,446            --        53,237
                 ---------------------------------------------------------------
                $ 345,744      4,690      153,549       197,041       701,024
                 ===============================================================



                                             1998
                 ---------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
--------------------------------------------------------------------------------
Missouri        $ 203,965     10,000       42,878        76,170       333,013
Kansas             73,908      8,392       16,287        70,059       168,646
Other              35,904      4,884       20,295         4,500        65,583
                 ---------------------------------------------------------------
                $ 313,777     23,276       79,460       150,729       567,242
                 ===============================================================



     Proceeds from the sale of loans receivable held for sale during fiscal years 1999, 1998 and 1997, were $384.7 million, $344.5 million, and $293.3 million, respectively. In fiscal 1999, the Bank realized gross gains of $6.3 million and gross losses of $40,000 on those sales. In fiscal 1998, gross gains of $5.7 million and gross losses of $0.1 million were realized. In fiscal 1997, the Bank realized gross gains of $5.1 million and $0.3 of gross losses.


 (8) REAL ESTATE OWNED

     The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.



                                              1999           1998
                                         -----------------------------
Real estate acquired through (or deed in
  lieu of) foreclosure                    $   3,991          4,568
Less: allowance for losses                   (1,289)        (1,336)
                                         -----------------------------
    Total                                 $   2,702          3,232
                                         =============================

     The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.


                                 1999     1998     1997
                               --------------------------
Balance at beginning of year $   1,336    1,680    1,715
Provisions                          --   (1,987)    (172)
Charge-offs                       (262)    (434)    (242)
Recoveries                         215    2,077      379
                               --------------------------
Balance at end of year       $   1,289    1,336    1,680
                               ==========================

(9) PREMISES AND EQUIPMENT

     The following table summarizes premises and equipment as of September
30.  Dollar amounts are expressed in thousands.


                                      1999       1998
                                    -------------------
Land                               $  1,913      1,774
Buildings and improvements            3,851      3,678
Furniture, fixtures and equipment     6,898      6,839
                                    -------------------
                                     12,662     12,291
  Accumulated depreciation           (7,943)    (7,473)
                                    -------------------
  Total                            $  4,719      4,818
                                    ===================


     Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended
September 30, 1999, 1998, and 1997 were approximately $584,000, $510,000, and $470,000, respectively.

     Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.

Fiscal year ended
September 30,        		   Amount
----------------------------------
2000                     $   530
2001                         456
2002                         293
2003                          39
                          --------
     Total               $ 1,318
                          ========


(10) CUSTOMER DEPOSIT ACCOUNTS

     Customer deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.


                                   1999                  1998
                             -----------------      -----------------
                               Amount      %           Amount      %
---------------------------------------------------------------------
Demand deposit accounts     $  57,987     10           60,803     11
Savings accounts               85,758     15           78,991     14
Money market demand accounts    7,004      1            8,276      2
Certificate accounts          414,714     74          397,434     73
                             -----------------      -----------------
                            $ 565,463    100          545,504    100
                             =================      =================
Weighted average interest rate   4.83%                   5.04%
                             ===========            ============

     The aggregate amount of certificates accounts in excess of $100,000 was approximately $40.8 million and $31.4 million as of September 30, 1999 and 1998, respectively.

     The following table presents contractual maturities of certificate accounts as of September 30, 1999. Dollar amounts are expressed in thousands.


                                             Two to   After
                         Up to     One to    three    three
                       one year  two years   years    years     Total
                      -------------------------------------------------
Certificate accounts $ 312,824     59,910    27,136   14,844   414,714

     The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

                              1999       1998       1997
                          --------------------------------
Savings accounts          $  3,257      3,048      2,777
Money market demand and
  demand deposit accounts      994      1,121      1,325
Certificate accounts        21,832     22,845     21,779
                          --------------------------------
                          $ 26,083     27,014     25,881
                          ================================


(11) ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the FHLB are secured by all stock held in the FHLB, mortgage-backed securities and first mortgage loans with aggregate unpaid principal balances equal to at least 150% of outstanding advances not secured by FHLB stock. The following table provides a summary of advances by year of maturity as of September 30. Dollar amounts are expressed in thousands.

                                     1999                 1998
                              -----------------    -----------------
                                       Weighted             Weighted
                                       Average               Average
Year ended September 30,       Amount    Rate       Amount     Rate
--------------------------------------------------------------------
     1999                    $     --       --    $ 85,016     5.76%
     2000                     134,352     5.46%         16     5.18%
     2001                       5,265     5.80%         16     5.18%
     2002                         278     5.25%         16     5.18%
     2003                      24,293     5.78%     24,016     5.79%
     2004 through 2014          3,900     5.25%        130     5.18%
                             ------------------    -----------------
                            $ 168,088     5.51%   $109,210     5.77%
                             ==================    =================

(12) OTHER BORROWINGS

     Other borrowings with original terms of greater than one year are listed in the schedule below. Dollar amounts are expressed in thousands.


Description              Rate           Amount
-------------------------------------------------
Other notes payable      7.50%          $ 150


     The balance of other borrowings at September 30, 1999, is scheduled to mature according to the following table. Dollar amounts are expressed in thousands.

Years ending             Amount
September 30,           Maturing
----------------------------------
2000                       50
2001                       50
2002                       50
                      ------------
                       $  150
                      ============

(13) INCOME TAXES PAYABLE

     The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:


                                            1999     1998     1997
                                          --------------------------
Statutory federal income tax rate           35.0%    35.0%    35.0%
State income taxes, net of federal benefit   3.2      3.2      3.4
Other, net                                   1.5      0.4      0.1
                                          --------------------------
                                            39.7%    38.6%    38.5%
                                          ==========================

     Deferred income tax expense (benefit) results from temporary differences in the recognition of income and expense for tax purposes and financial statement purposes. The following table lists these temporary differences and their related tax effect for the years ended September 30. Dollar amounts are expressed in thousands.

                                          1999     1998     1997
                                      ----------------------------
Deferred loan fees and costs          $    344      282      457
Accrued interest receivable                (15)     (10)     (20)
Book depreciation in excess of
   tax depreciation                       (122)    (108)     (84)
Basis difference on investments              6       (1)       6
Special SAIF assessment                     --       --    1,292
Loan loss reserves                        (173)     157     (908)
Mark-to-market adjustment                  165     (314)    (118)
Mortgage servicing rights                1,545      964      660
Prepaid expenses                             7        1       --
Other                                      (48)       3       (7)
                                      ----------------------------
                                      $  1,709      974    1,278
                                      ============================


     The tax effect of significant temporary differences representing deferred tax assets (liabilities) are presented in the following table. Dollar amounts are expressed in thousands.


                                         1999        1998
                                     ------------------------
Deferred loan fees and costs          $  (850)       (506)
Accrued interest receivable               (21)        (36)
Book depreciation in excess of
  tax depreciation                        341         219
Basis difference on investments          (431)       (425)
Loan loss reserves                      1,744       1,571
Mark-to-market adjustment                  31         196
Mortgage servicing rights              (3,169)     (1,624)
Prepaid expenses                          (80)        (73)
Unrealized loss on securities
  available for sale                      318         143
Other                                     (94)       (142)
                                     ------------------------
                                      $(2,211)       (677)
                                     ========================

(14) STOCKHOLDERS' EQUITY

     During fiscal 1999, the Company paid quarterly cash dividends on common stock of $0.08 per share on February 26, 1999, May 28, 1999, and August 27, 1999, and $0.0625 per share on November 30, 1998.

     During fiscal 1998, the Company paid quarterly cash dividends on common stock of $0.0625 per share on February 27, 1998, May 29, 1998, and August 31, 1998, and $0.05 per share on December 1, 1997.

     During fiscal 1999, the Company repurchased 115,926 shares of its own stock with a total value of $1.6 million at the time of repurchase.
During fiscal 1998, 74,640 shares were repurchased with a total value of $1.1 million at the time of repurchase.

(15) REGULATORY CAPITAL REQUIREMENTS

     The Bank is required to maintain capital in excess of certain minimum requirements as prescribed by the Office of Thrift Supervision ("OTS"). Any institution that fails to meet these minimum regulatory capital requirements will be subject to action by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of September 30, 1999, the Bank meets all capital adequacy requirements.

     As of September 30, 1999, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the tables presented. Management does not believe that there are any conditions or events occurring since notification that would change the Bank's classification. Also, management is not aware of any existing or potential conditions that would change the Bank's capital adequacy classification.

     The following tables summarize the relationship between the Bank's capital and regulatory requirements. Dollar amounts are expressed in thousands.

At September 30, 1999                                Amount
------------------------------------------------------------
GAAP capital (Bank only)                           $ 74,314
Adjustment for regulatory capital:
  Intangible assets                                  (1,544)
  Reverse the effect of SFAS No. 115                     73
                                                    --------
     Tangible capital                                72,843
  Qualifying intangible assets                        1,421
                                                    --------
     Tier 1 capital (core capital)	                  74,264
  Qualifying general valuation allowance              4,450
                                                    --------
     Risk-based capital                            $ 78,714
                                                    ========



                                                                  As of September 30, 1999
                                         --------------------------------------------------------------
                                            Actual          Minimum Required for  Minimum Required to be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $ 78,714    13.3%     47,371     >=8%        59,213     >=10%
Core capital to adjusted tangible assets  74,264     9.0%     32,949     >=4%        41,187     >=5%
Tangible capital to tangible assets       72,843     8.8%     12,356    >=1.5%           --      --
Tier 1 capital to risk-weighted assets    74,264    12.5%         --      --         35,528     >=6%




                                                                  As of September 30, 1998
                                         --------------------------------------------------------------
                                            Actual          Minimum Required for  Minimum Required to be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $ 68,895    13.6%     40,559     >=8%        50,698     >=10%
Core capital to adjusted tangible assets  63,714     8.7%     29,347     >=4%        36,683     >=5%
Tangible capital to tangible assets       62,146     8.5%     11,005    >=1.5%           --      --
Tier 1 capital to risk-weighted assets    63,714    12.6%         --      --         30,419     >=6%



(16) EMPLOYEES' RETIREMENT PLAN

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

     The Bank's contributions to the Plan amounted to $226,000, $195,000, and $151,000 for the years ended September 30, 1999, 1998, and 1997, respectively. These amounts have been included as compensation expense in the accompanying consolidated statements of income.


(17) STOCK OPTION PLAN

     The Bank maintains a stock option plan ("Option Plan") through which options to purchase up to 10% of the number of shares of common stock originally issued, as adjusted for the stock split discussed in Note 3 and the stock dividends discussed below, were granted to officers and employees of the Bank. Options were granted for a period of ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant. As of September 30, 1999, the time frame for issuing new option agreements under the Option Plan had expired.

     The following table summarizes Option Plan activity during fiscal 1999, 1998, and 1997. The number of shares and price per share have been adjusted in accordance with the Option Plan to reflect the 10% stock dividends paid in fiscal 1986, 1987, and 1989 and the four-for-one stock split in fiscal 1999.

                                             Number          Price
                                           Of shares       per share
                                           ---------------------------
Options outstanding at October 1, 1996      544,956     $ 1.02 - 7.66
  Granted                                    52,000           8.97
  Exercised                                 (29,260)     (1.02 - 2.25)
  Forfeited                                  (8,860)     (1.02 - 7.66)
                                           ---------------------------
Options outstanding at September 30, 1997   558,836       1.02 - 8.97
  Granted                                        --           --
  Exercised                                 (37,036)     (1.02 - 7.78)
  Forfeited	                                     --           --
                                           ---------------------------
Options outstanding at September 30, 1998   521,800       1.02 - 8.97
  Granted                                        --           --
  Exercised                                (162,000)      2.25 - 5.06
  Forfeited                                      --           --
                                           ---------------------------
Options outstanding at September 30, 1999   359,800     $ 2.25 - 8.97
                                           ===========================

     The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 1999.


                            Number         Weighted average
                          of shares         exercise price
                       -------------------------------------
Expiring on:
  June 25, 2000            153,848             $  5.88
  June 13, 2001            109,952                7.50
  December 22, 2002         12,000                2.25
  August 23, 2004            4,000                5.06
  September 26, 2005         8,000                7.53
  January 23, 2006           8,000                7.63
  June 12, 2006             12,000                7.50
  January 21, 2007          52,000                8.97
                       -------------------------------------
                           359,800             $  6.82
                       =====================================


     Of the options outstanding at September 30, 1999, 244,249 are immediately exercisable and 115,551 are exercisable at future dates in accordance with the vesting schedules outlined in each stock option agreement.

     The Company applies Accounting Principles Board Opinion ("APB") No. 25 in accounting for its stock option plan, under which no compensation cost has been recognized for stock option awards. Had compensation cost for the stock option plan been determined in accordance with the fair value accounting method prescribed under SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share on a pro forma basis would have been as presented in the following table. Dollar amounts are expressed in thousands, except per share data.


                            1999      1998      1997
                         ------------------------------
Net Income:
  As reported            $ 12,900    13,586    11,071
  Pro forma                12,817    13,557    11,050
Basic earnings per share:
  As reported            $   1.43      1.52      1.23
  Pro forma                  1.42      1.52      1.23
Diluted earnings per share:
  As reported                1.40      1.48      1.19
  Pro forma                  1.40      1.48      1.19


     For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model. The following assumptions for fiscal 1999, 1998 and 1997 were used for the grants:


                            1999         1998        1997
                         -----------------------------------
Risk free interest rate     5.76%        4.22%       6.00%
Expected volatility         .364         .213         .12
Expected life             6 Years      6 Years      6 years
Dividend yield           3.6%-4.3%    3.5%-4.2%    3.5%-4.2%

(18) MORTGAGE SERVICING RIGHTS

     The following provides information about the Bank's mortgage servicing rights for the years ended September 30. Dollar amounts are expressed in thousands.


                                          1999      1998      1997
                                       ----------------------------
Balance at beginning of year           $ 4,517     2,681     1,276
Additions:
  Originated mortgage servicing rights   4,884     3,498     1,852
Reductions:
  Amortization                          (1,137)   (1,011)     (447)
  Impairment recovery (loss)               118      (651)       --
                                       ----------------------------
Balance at end of year                 $ 8,382     4,517     2,681
                                       ============================


(19) SEGMENT INFORMATION

     In accordance with SFAS No. 131, the Company has identified two principal operating segments for purposes of financial reporting: Banking and Mortgage Banking. These segments were determined based on the Company's internal financial accounting and reporting processes and are consistent with the information that is used to make operating decisions and to assess the Company's performance by the Company's key decision makers.

     The Mortgage Banking segment originates mortgage loans for sale to investors and for the portfolio of the Banking segment. The Banking segment provides a full range of banking services through the Bank's branch network, exclusive of mortgage loan originations. A portion of the income presented in the Mortgage Banking segment is derived from sales of loans to the Banking segment based on a transfer pricing methodology that is designed to approximate economic reality. The Other and Eliminations segment includes financial information from the parent company plus inter-segment eliminations.

     The following table presents financial information from the Company's operating segments for the years ended September 30, 1999, 1998, and 1997. Dollar amounts are expressed in thousands.


Year ended                       Mortgage    Other and
September 30, 1999     Banking   Banking    Eliminations   Consolidated
------------------------------------------------------------------------
Net interest income  $  30,180       --           275           30,455
Provision for
  loan losses              300       --            --              300
Other income             8,575   11,527        (8,720)          11,382
General and admin.
  Expenses              11,138   10,983        (1,992)          10,129
Income tax expense      10,927      217        (2,636)           8,508
                       -------------------------------------------------
   Net income         $ 16,390      327        (3,817)          12,900
                       =================================================



Year ended                       Mortgage    Other and
September 30, 1998     Banking   Banking    Eliminations   Consolidated
------------------------------------------------------------------------
Net interest income  $  27,690       --           159           27,849
Provision for
  loan losses               64       --            --               64
Other income             8,144   10,478        (7,198)          11,424
General and admin.
  Expenses               9,725    9,112        (1,770)          17,067
Income tax expense      10,027      526        (1,997)           8,556
                       -------------------------------------------------
   Net income         $ 16,018      840        (3,272)          13,586
                       =================================================

Year ended                       Mortgage    Other and
September 30, 1997     Banking   Banking    Eliminations   Consolidated
------------------------------------------------------------------------
Net interest income  $  24,777       --            --           24,777
Provision for
  loan losses              477       --            --              477
Other income             5,551    8,224        (5,179)           8,596
General and admin.
  Expenses               8,483    7,726        (1,321)          14,888
Income tax expense       8,226      192        (1,481)           6,937
                       -------------------------------------------------
   Net income         $ 13,142      306        (2,377)          11,071
                       =================================================


(20) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

     With regard to financial instruments for commitments to extend credit, standby letters of credit, and financial guarantees, the Bank's exposure to credit loss because of non-performance by another party is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments

     As of September 30, 1999, the Bank had outstanding commitments to originate $15.6 million in commercial real estate loans, $29.1 million of fixed rate residential first mortgage loans and $20.8 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 8.2%. Residential mortgage loan commitments have an approximate average committed rate of 8.4% and approximate average fees and discounts of 0.7%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration.

     At September 30, 1999 and 1998, the Bank had commitments to sell loans of approximately $58.3 million and $72.5 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank's loans receivable held for sale would be exposed to market
fluctuations.   Management does not expect any other party to default on
its obligations and, therefore, does not expect to incur any costs due to such possible default. Any unrealized loss on these commitment obligations are considered in conjunction with the Bank's lower of cost or market valuation on its loans receivable held for sale.

(21) RECONCILIATION OF BASIC EARNINGS PER SHARE TO DILUTED EARNINGS
     PER SHARE

     Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding are included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table. Dollar amounts are expressed in thousands, except per share data.

                                       Year Ended September 30,
                                --------------------------------------
                                     1999         1998       1997
                                --------------------------------------
Net income                        $ 12,900       13,586     11,071

Basic weighted average shares    8,997,552    8,937,740  9,003,500
Effect of stock options            189,049      216,832    302,096
Dilutive potential common shares 9,186,601    9,154,572  9,305,596

Earnings per share:
  Basic                           $   1.43         1.52       1.23
  Dilutive                            1.40         1.48       1.19


     The dilutive securities included for each period presented above consist entirely of stock options granted to employees as incentive stock options under Section 442A of the Internal Revenue Code as amended (Note 17).

 (22) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and fair values of the Company's financial instruments presented in accordance with SFAS No. 107. Dollar amounts are expressed in thousands.



                                           September 30, 1999           September 30, 1998
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Financial Assets:
  Cash and cash equivalents          $  10,870         10,870          3,331          3,331
  Securities available for sale          4,913          4,913          7,209          7,209
  Stock in Federal Home Loan Bank        8,405          8,405          5,961          5,961
  Mortgage-backed securities:
    Available for sale                  14,597         14,597         17,742         17,742
    Held to maturity                    14,487         15,111         23,947         25,029
  Loans receivable:
    Held for sale                       92,232         93,413        131,845        133,732
    Held for investment                657,340        664,531        526,512        543,729
  Accrued interest receivable            4,832          4,832          4,455          4,455
  Mortgage servicing rights              8,382          9,326          4,517          4,517
Financial Liabilities:
  Customer deposit accounts            565,463        566,707        545,504        541,394
  Advances from FHLB                   168,088        166,200        109,210        110,955
  Other borrowings                         150            149            200            204





                                           September 30, 1999           September 30, 1998
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Unrecognized financial instruments:
  Lending commitments - fixed
    rate, net                        $  43,994            324         62,857          1,182
  Lending commitments - floating
    Rate                                21,582            345          5,480            118
  Commitments to sell loans             58,308           (227)        72,534           (790)




     The fair value estimates presented are based on pertinent information available to management as of September 30, 1999 and 1998. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.

INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------


The Board of Directors and Stockholders
NASB Financial, Inc., and Subsidiary

     We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. and Subsidiary (the "Company") as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended September 30, 1997, were audited by other auditors whose report, dated November 14, 1997, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such 1999 and 1998 financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.





/s/ DELOITTE & TOUCHE LLP

December 2, 1999
Kansas City, Missouri

SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS
-------------------------------------------------------------------------
     The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands except per share data.



                               First      Second      Third      Fourth
1999                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 15,472     15,262      15,811      17,012      63,557
Interest expense                8,359      7,965       8,071       8,707      33,102
                             --------------------------------------------------------
Net interest income             7,113      7,297       7,740       8,305      30,455
Provision for loan losses          75         75          75          75         300
                             --------------------------------------------------------
Net interest income after
  provision for loan losses     7,038      7,222       7,665       8,230      30,155
Other income                    2,821      3,177       2,675       2,709      11,382
General and administrative
  Expenses                      4,922      4,721       5,092       5,394      20,129
                             --------------------------------------------------------
Income before income taxes      4,937      5,678       5,248       5,545      21,408
Income tax expense              1,922      2,270       2,099       2,217       8,508
                             --------------------------------------------------------
Net income                   $  3,015      3,408       3,149       3,328      12,900
                             ========================================================
Income per share             $   0.33       0.38        0.35        0.37        1.43
                             ========================================================
Average shares outstanding      8,935      9,042       9,023       8,991       8,998



                               First      Second      Third      Fourth
1998                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 15,674     15,632      15,606      15,479      62,391
Interest expense                8,942      8,611       8,509       8,480      34,542
                             --------------------------------------------------------
Net interest income             6,732      7,021       7,097       6,999      27,849
Provision for loan losses           7        308          62        (313)         64
                             --------------------------------------------------------
Net interest income after
  provision for loan losses     6,725      6,713       7,035       7,312      27,785
Other income                    2,333      2,612       2,477       4,002      11,424
General and administrative
  expenses                      3,964      4,119       4,299       4,685      17,067
                             --------------------------------------------------------
Income before income taxes      5,094      5,206       5,213       6,629      22,142
Income tax expense              1,961      2,004       2,037       2,554       8,556
                             --------------------------------------------------------
Net income                   $  3,133      3,202       3,176       4,075      13,586
                             ========================================================
Income per share             $   0.35       0.36        0.35        0.46        1.52
                             ========================================================
Average shares outstanding      8,948      8,960       8,932       8,904       8,938


BOARD OF DIRECTORS OF NASB FINANCIAL INC., AND NORTH AMERICAN SAVINGS
BANK, F.S.B.
-------------------------------------------------------------------------
David H. Hancock
Chairman
Chief Executive Officer
NASB Financial, Inc. and North American Savings Bank

Walter W. Pinnell
President, NASB Financial, Inc. and North American Savings Bank

James A. Watson
Executive Vice President, North American Savings Bank

Frederick V. Arbanas
President, Fred Arbanas, Inc. National Yellow Pages Service
Jackson County Legislature
Kansas City, Missouri

W. Russell Welsh
Managing Partner, Polsinelli, White, Vardeman & Shalton
Kansas City, Missouri

Barrett Brady
President, J.C. Nichols Company
Kansas City, Missouri

Linda S. Hancock
Linda Smith Hancock Interiors
Kansas City, Missouri


OFFICERS OF NASB FINANCIAL, INC.
-------------------------------------------------------------------------
David H. Hancock
Chairman
Chief Executive Officer

Keith B. Cox
Vice President and Treasurer

Paul L. Thomas
Vice President and Corporate Secretary

John M. Nesselrode
Senior Vice President

Chief Investment Officer
Walter W. Pinnell
President

James A. Watson
Vice President

Brad Lee
Vice President

Bruce Thielen
Vice President


OFFICERS OF NORTH AMERICAN SAVINGS BANK, F.S.B.
-------------------------------------------------------------------------
David H. Hancock
Chairman
Chief Executive Officer

Walter W. Pinnell
President

James A. Watson
Executive Vice President
Operations and Branch Admin.

Keith B. Cox
Executive Vice President, Chief Financial Officer

Paul L. Thomas
Vice President, Corporate Secretary

Brad Lee
Senior Vice President, Construction Lending

John M. Nesselrode
Senior Vice President, Chief Investment Officer

Bruce Thielen
Senior Vice President, Residential Lending

Dena Sanders
Vice President, Consumer Lending

Lisa M. Reynolds
Vice President, Construction Lending

Mike Anderson
Vice President, Construction Lending

Roger Campbell
Vice President, Construction Lending

Patricia K. Pittack
Vice President, Product Management

Pat Cox
Vice President, Residential Lending

Neil Volkmann
Vice President, Residential Lending

Joe O'Flaherty
Vice President, Residential Lending

Ron Reagan
Vice President, Residential Lending

BRANCH OFFICES
-------------------------------------------------------------------------
Headquarters
12498 South 71 Highway
Grandview, Missouri

646 N. 291 Highway
Lee's Summit, Missouri

8840 State Line Road
Leawood, Kansas

8501 North Oak Trafficway
Kansas City, Missouri

920 North Belt
St. Joseph, Missouri

3011-B North Belt
St. Joseph, Missouri

11221 East 23rd Street
Independence, Missouri

2002 East Mechanic
Harrisonville, Missouri

LOAN ADMINISTRATION
12125-D Blue Ridge Ext.
Grandview, Missouri

RESIDENTIAL LENDING
949 NE Columbus
Lee's Summit, Missouri

12900 Metcalf - Suite 140
Overland Park, Kansas

1611 Des Peres Road,
Suite 110
St. Louis, Missouri

1014 Country Club Road
St. Charles, Missouri

3322 S. Campbell - Suite W
Springfield, Missouri

#7 Executive Woods Court
Suite C
Swansea, Illinois

5620 SW 29th St.
Topeka, Kansas

CONSTRUCTION LENDING
12125-D Blue Ridge Ext.
Grandview, Missouri

11237 Nall Avenue
Leawood, Kansas


INVESTOR INFORMATION
-------------------------------------------------------------------------
Annual Meeting of Stockholders:
     The Annual Meeting of Stockholders will be held on Tuesday, January 26, 1999, at 10:00 a.m. at North American Savings Bank, 12125-D Blue Ridge Extension, Grandview, Missouri.

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

Independent Auditors:
     Deloitte & Touche LLP, 1010 Grand Avenue, Suite 400, Kansas City, Missouri 64106

Shareholder and Financial Information:
     Contact Keith B. Cox, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030, (816) 765-2200.

Common Stock Prices and Dividends
     At September 30, 1999, approximately 500 registered stockholders held 8,949,438 outstanding shares of NASB Financial, Inc. common stock. The Company paid cash dividends of $0.05 per share were paid in February, May, and August, and November of 1997. Cash dividends of $0.0625 per share were paid in February, May, August, and November of 1998. Cash dividends of $0.08 per share were paid in February, May, and August of 1999.

     The table below reflects the Bank's high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                      Fiscal 1999            Fiscal 1998
                   ----------------       ----------------
Quarter ended        High      Low          High      Low
-----------------------------------------------------------
December 31       $ 13.75    10.00         13.60    12.00
March 31            23.00    12.75         19.72    12.50
June 30             14.06    12.63         15.50    14.53
September 30        10.38    14.00         14.63    12.50