Form 10-K405, Exhibit 13
period 2000-09-30
NASB FINANCIAL INC
filed 2001-01-02
CIK 1059131

1


NASB Financial, Inc.
2000 Annual Report
--------------------------------------------------------------------------------





Contents


2     Letter to Shareholders
3     Selected Consolidated Financial and Other Data
4-9 Management's Discussion and Analysis of Financial Condition and Results of Operations
10-33 Consolidated Financial Statements
34    Report of Independent Auditors
35    Summary of Unaudited Quarterly Operating Results
35-36 Listing of Directors and Officers
37    Branch Offices, Investor Information, Common Stock Prices and Dividends




Financial Highlights

                                                          2000            1999           1998
                                                     ----------------------------------------------
                                                     (Dollars in thousands, except per share data)
      For the year ended September 30:
           Net interest income                      $    35,838          30,455         27,849
           Net income                                    14,721          12,900         13,586
           Net income per share                            1.66            1.43           1.52
           Return on average assets                        1.63%           1.65%          1.85%
           Return on average equity                       18.12%          17.35%         21.06%
           Dividend payout ratio                          22.89%          21.11%         15.63%

      At year end:
           Assets                                   $   984,525         825,737        736,054
           Loans                                        914,012         751,040        658,357
           Customer deposit accounts                    621,665         565,463        545,504
           Stockholders' equity                          83,661          78,863         69,833
           Stockholders' equity to assets                  8.50%           9.55%          9.49%
           Book value per share                     $      9.84            8.81           7.84

      Selected year end information:
           Stock price per share:    Bid            $     14.50           10.375         12.50
                                     Ask                  15.50           10.500         13.75


(LOGO)


                                                           December 20, 2000




Dear Shareholder:

     The fiscal year ending September 30, 2000, was a period of substantial growth for NASB. Our total assets increased 19.4%, to $985mm. Earnings, adjusted for extraordinary items, improved for the tenth consecutive year, to $14,721m, a 14.5% increase over the previous year.

     During these past ten years, our total assets have increased 153%, to $985 million, and book value per share has increased from $1.83 to $9.63, an 18.06% annually compounded increase.

     As in previous years, we continued to upgrade the retail facilities that will insure our future growth. In July, we moved into our new facility in Independence, at 11400 23rd Street, across the street from our previous building there. In September, we began construction of an additional office in North Kansas City, at the corner of Barry Road and Winter Avenue, to compliment our existing office, at 8501 North Oak Trafficway.

     In July, we completed the repurchase of over 500,000 shares of our common stock. This was accomplished by a formal tender offer to all shareholders, at $12.50 per share.

     Competition in the real estate lending markets remains intense. Many of our competitors are determined to increase market share, without regard to profitability. It is important to note that many national lenders have reduced their reliance on residential lending, and/or have changed their policies to increase profits. The focus on volume remains among a handful of managers in most local markets. Compounding this problem is the increase in short-term rates, relative to longer, residential mortgage rates. During the year, the one-year treasury obligation increased from 5.17%, to 6.06%, while mortgage rates decreased. At this time, I see no indication that either of these situations will change.

     As in previous years, we are cautiously optimistic about our future profitability, and continue to appreciate your support.



                                                           Sincerely,





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


 SUMMARY STATEMENT OF OPERATIONS                                  2000      1999       1998      1997       1996
--------------------------------------------------------------------------------------------------------------------
    Interest income                                          $   78,962    63,557     62,391    60,031     56,002
    Interest expense                                             43,124    33,102     34,542    35,254     33,760
                                                              -----------------------------------------------------
      Net interest income                                        35,838    30,455     27,849    24,777     22,242
    Provision for loan losses                                       600       300         64       477        633
                                                              -----------------------------------------------------
      Net interest income after provision for loan losses        35,238    30,155     27,785    24,300     21,609
    Other income                                                  9,409    11,382     11,424     8,596      9,045
    General and administrative expenses                          20,120    20,129     17,067    14,888     18,085
                                                              -----------------------------------------------------
      Income before income tax expense                           24,527    21,408     22,142    18,008     12,569
    Income tax expense                                            9,806     8,508      8,556     6,937      4,838
                                                              -----------------------------------------------------
      Net income                                             $   14,721    12,900     13,586    11,071      7,731
                                                              =====================================================

    Earnings per share:
      Basic                                                  $     1.66      1.43       1.52      1.23      0.85
      Diluted                                                      1.63      1.40       1.48      1.19        --


       Average shares outstanding (in thousands)                  8,863     8,998      8,938     9,004     9,116



 SUMMARY BALANCE SHEET                                            2000      1999       1998       1997      1996
-------------------------------------------------------------------------------------------------------------------
    Assets:
      Bank deposits                                          $    1,577     7,317        --         513    10,087
      Stock in Federal Home Loan Bank                            13,222     8,405      5,961      9,812     9,012
       Securities available for sale                             10,006    19,510     24,951     33,603    25,095
       Loans receivable held for sale                            88,320    92,232    131,845    138,869    33,963
       Mortgage-backed securities                                10,445    13,019     21,612     30,016    25,072
       Loans receivable held for investment                     825,692   658,808    528,847    497,873   585,299
       Non-interest earning assets                               35,263    26,446     22,838     22,778    22,560
                                                              -----------------------------------------------------
          Total assets                                       $  984,525   825,737    736,054    733,464   711,088
                                                              =====================================================

    Liabilities:
       Customer deposit accounts                             $  621,665   565,463    545,504    520,544   499,631
       Advances from Federal Home Loan Bank                     264,436   168,088    109,210    143,226   145,242
       Other borrowings                                             100       150        200      1,680     1,565
       Non-interest costing liabilities                          14,663    13,173     11,307      8,818    13,501
                                                              -----------------------------------------------------
          Total liabilities                                     900,864   746,874    666,221    674,268   659,939
       Stockholders' equity                                      83,661    78,863     69,833     59,196    51,149
                                                              -----------------------------------------------------
          Total liabilities and stockholders' equity         $  984,525   825,737    736,054    733,464   711,088
                                                              =====================================================
          Book value per share                               $     9.84      8.81       7.84       6.62      5.65
                                                              =====================================================


 OTHER DATA                                                       2000      1999       1998       1997      1996
                                                              -----------------------------------------------------
       Loans serviced for others                             $  706,668   667,644    546,198    454,169   370,817
       Number of full service branches                                8         8          7          7         7
       Number of employees                                          307       322        296        267       267
       Shares outstanding (in thousands)                          8,500     8,949      8,904      8,944     9,056



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

Financial Condition
     Total assets as of September 30, 2000, were $984.5 million,  an increase of
$158.8  million  from  the  prior  year-end.   Average  interest-earning  assets
increased $139.2 million from the prior year to $875.3 million.

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2000, the Bank originated $288.1 million in mortgage loans held for sale, $374.4 million in mortgage loans held for investment, and $31.5 million in other loans. This total of $694.1 million in loan originations was an increase of $7.3 million over the prior fiscal year.

     Included in the $88.3 million in loans held for sale as of September 30, 2000, are $11.5 million in residential mortgage loans held for sale with servicing released. Also included in loans held for sale at September 30, 2000, are $0.4 million in commercial residential loans insured by the FHA. The Bank holds options to sell these insured loans back to the FHA during specified periods in the future at specified prices. All loans held for sale are carried at the lower of cost or fair value.

     The balance of total loans held for investment at September 30, 2000, was $825.7 million, an increase of $166.9 million from the balance at September 30, 1999. During fiscal 2000, total originations and purchases of mortgage loans and other loans held for investment were $442.4 million. A significant portion of the increase in loans held for investment were residential construction loans. The gross balance of construction and development loans was $246.8 million at September 30, 2000, an increase of $49.8 million (25%).

     Mortgage servicing rights increased $970,000 during fiscal 2000 as a result of loans sold with servicing retained. In relationship to this increase, the total balance of mortgage loans serviced for others was $706.7 million, an increase of $39.0 million from the prior fiscal year-end.

     Total liabilities were $900.9 million at September 30, 2000, an increase of $154.0 million (21%) from the previous year. Average interest-costing liabilities during fiscal year 2000 were $812.8 million, an increase of $135.3 million from fiscal 1999.

     Total customer deposit accounts increased $56.2 million during fiscal year 2000. This was comprised of increases of $59.6 million in certificates of deposit and $5.0 million in demand deposit accounts, offset by decreases of $7.9 million in savings accounts and $0.5 million in money market demand accounts. The average interest rate on customer deposits at September 30, 2000, was 5.46%, a decrease of 63 basis points from the prior year-end. The average balance of customer deposits during fiscal 2000 was $592.8 million, an increase of $40.6 million from fiscal 1999.

     Advances from the FHLB were $264.4 million at September 30, 2000, an increase of $96.3 million from the prior fiscal year-end. During fiscal year 2000, the Bank borrowed $303.2 million of new advances and made $206.9 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

     During the year ended September 30, 2000, the Company repurchased a total of 603,037 shares of its common stock at a cost of $7.4 million. Included in these repurchases were 517,265 shares, which the Company purchased pursuant to an Issuer Tender Offer of $12.50 per share that settled on July 5, 2000. Total fees and expenses incurred for the offer were approximately $10,000. Also during fiscal 2000, the Company paid a total of $3.4 million in cash dividends to its stockholders.

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

     During fiscal year 2000, average interest-earning assets exceeded average interest-costing liabilities by $62.5 million, which was 6.9% of average total assets. In fiscal year 1999, average interest-earning assets exceeded average interest-costing liabilities by $58.6 million, which was 7.7% of average total assets.

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

                                                           As of                              As of                            As of
                                       Fiscal 2000        9/30/00        Fiscal 1999        9/30/99        Fiscal 1998       9/30/98
                                  ------------------------          -----------------------            ----------------------
                                  Average         Yield/   Yield/    Average         Yield/  Yield/    Average         Yield/ Yield/
                                  Balance Interest Rate     Rate     Balance Interest Rate    Rate     Balance Interest Rate   Rate
                                  --------------------------------  -------------------------------   ------------------------------
Interest-earning assets:
  Loans receivable              $ 832,898  76,078  9.13%   8.75%   $ 681,004  60,247  8.85%   8.28% $ 639,956  57,714   9.02%  8.09%
  Mortgage-backed securities       20,042   1,330  6.64%   7.84%      26,757   2,060  7.70%   6.04%    42,443   3,056   7.20%  6.57%
  Investments                      16,563   1,217  7.35%   7.94%      17,523     887  5.06%   7.49%    18,890   1,186   6.28%  7.81%
  Bank deposits                     5,840     337  5.77%   6.28%      10,827     363  3.35%   4.86%     6,291     435   6.92%     --
                                 --------------------------------   --------------------------------  ------------------------------
   Total earning assets           875,343  78,962  9.02%   8.71%     736,111  63,557  8.63%   8.15%   707,580  62,391   8.82%  7.99%
                                          -----------------------            -----------------------          ----------------------
Non-earning assets                 33,990                             26,603                           25,274
                                 --------                            -------                          -------
     Total                      $ 909,333                          $ 762,714                        $ 732,854
                                 ========                            =======                          =======
Interest-costing liabilities:
  Customer deposit accounts     $ 592,780  29,641  5.00%   5.46%   $ 552,226  26,083  4.72%  4.83%  $ 533,097  27,014   5.07%  5.04%
  FHLB advances                   219,909  13,476  6.13%   6.67%     125,116   7,006  5.60%  5.51%    124,774   7,478   5.99%  5.77%
  Other borrowings                    115       7  6.07%   7.50%         165      13  7.86%  7.50%        875      50   5.71%  7.50%
                                 --------------------------------   -------------------------------   ------------------------------
   Total costing liabilities      812,804  43,124  5.31%   5.82%     677,507  33,102  4.89%  4.99%    658,746  34,542   5.24%  5.16%
                                          -----------------------            ----------------------           ----------------------
Non-costing liabilities            13,290                              9,999                            8,982
Stockholders' equity               83,239                             75,208                           65,126
                                 --------                            -------                          -------
    Total                       $ 909,333                          $ 762,714                        $ 732,854
                                 ========                            =======                          =======
Net earning balance             $  62,539                          $  58,604                        $  48,834
                                 ========                            =======                          =======
Earning yield less costing rate                    3.71%    2.89%                    3.74%   3.16%                     3.58%   2.83%
                                                 =================                 ================                  ===============
Average interest-earning
  assets                        $ 875,343                          $ 736,111                        $ 707,580
                                 ========                            =======                          =======
Net interest                               35,838                             30,455                           27,849
                                          =======                            ========                         ========
Net yield spread on avg.
  Interest-earning assets                         4.09%                              4.14%                             3.94%
                                                ========                           ========                          ========

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


                                                                   Year ended September 30, 2000
                                                                            compared to
                                                                   year ended September 30, 1999
                                                     -----------------------------------------------------------
                                                                                    Rate/
                                                         Rate         Volume        Volume          Total
                                                     -----------------------------------------------------------
Components of interest income:
 Loans receivable                                   $   1,907         13,443          481          15,831
 Mortgage-backed securities                              (284)          (517)          71            (730)
 Investments                                              401            (49)         (22)            330
 Bank deposits                                            262           (167)        (121)            (26)
                                                     -----------------------------------------------------------
Net change in interest income                           2,286         12,710          409          15,405
                                                     -----------------------------------------------------------
Components of interest expense:
 Customer deposit accounts                              1,546          1,914           98           3,558
 FHLB advances                                            663          5,309          498           6,470
 Other borrowings                                          (3)            (4)           1              (6)
                                                     -----------------------------------------------------------
Net change in interest expense                          2,206          7,219          597          10,022
                                                     -----------------------------------------------------------
Increase (decrease) in net interest income          $      80          5,491         (188)          5,383
                                                     ===========================================================



                                                                    Year ended September 30, 1999
                                                                             compared to
                                                                    year ended September 30, 1998
                                                     -----------------------------------------------------------
                                                                                    Rate/
                                                         Rate         Volume        Volume          Total
                                                     -----------------------------------------------------------
Components of interest income:
 Loans receivable                                   $  (1,088)         3,703          (82)          2,533
 Mortgage-backed securities                               212         (1,130)         (78)           (996)
 Investments                                             (230)           (86)          17            (299)
 Bank deposits                                           (225)           314         (161)            (72)
                                                     -------------------------------------------------------------
Net change in interest income                          (1,331)         2,801         (304)           1,166
                                                     -------------------------------------------------------------
Components of interest expense:
 Customer deposit accounts                             (1,866)           970          (35)            (931)
 FHLB advances                                           (487)            21           (6)            (472)
 Other borrowings                                          19            (41)         (15)             (37)
                                                     -------------------------------------------------------------
Net change in interest expense                         (2,334)           950          (56)          (1,440)
                                                     -------------------------------------------------------------
Increase (decrease) in net interest income          $   1,003          1,851         (248)           2,606
                                                     =============================================================


Comparison of Years Ended September 30, 2000 and 1999
     For the fiscal year ended September 30, 2000, the Company had net income of $14.7 million, or $1.66 per share, compared to net income $12.9 million, or $1.43 per share in the prior year.

     Total interest income for the year ended September 30, 2000, was $79.0 million, an increase of $15.4 million (24%) over fiscal year 1999. $12.7 million of this increase was the result of an increase in average interest-earning assets of $139.2 million during the period from $736.1 million during fiscal 1999 to $875.3 million during fiscal 2000. The average yield on assets also increased during fiscal 2000 to 9.02% from 8.63% during fiscal 1999, which accounted for $2.3 million of the increase in total interest income.

     Interest income on loans increased $15.8 million to $76.1 million in fiscal 2000, compared to $60.2 million during fiscal 1999. Approximately $13.4 million of this increase was the result of an increase in the average balance of loans outstanding of $151.9 million over the prior period and $1.9 million of the increase was a result of a 28 basis point increase in the average yield on loans. The weighted average rate on loans receivable at the year ended September 30, 2000, was 8.75%, a 47 basis point increase from September 30, 1999.

     Interest on MBS declined during fiscal year 2000 due to a decrease in the average balance of MBS of $6.7 million and a decrease in yield on MBS of 106 basis points. In recent years, North American has focused its growth on the commercial real estate, residential construction, and residential "whole loan" portfolios, so there have been no purchases of MBS. Management plans to continue using MBS repayments as a source of funding for loan originations.

     Total interest expense during the year ended September 30, 2000, increased $10.0 million (30%) from the same period in the prior year. Specifically, interest on customer deposits increased $3.6 million due to an increase in the average balance of $40.6 million and a 28 basis point increase in the average rate paid on interest-costing liabilities. The average rate paid on FHLB advances increased 53 basis points and the average balance increased $94.8 million. Management continues to use FHLB advances as a primary source of short-term financing.

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

     Management records a provision for loan losses in amounts sufficient to cover current net charge-offs and an estimate of probable losses based on an analysis of risks that management believes to be inherent in the loan portfolio. The General Valuation Allowance ("GVA") recognizes the inherent risks associated with lending activities but, unlike specific allowances, have not been allocated to particular problem assets but to a homogenous pool of loans. The provision for losses on loans was $600,000 during the year ended September 30, 2000, compared to $300,000 during fiscal 1999. Management analyzes the adequacy of the allowance on a monthly basis and believes that the Bank's specific loss allowances and GVA are adequate. While management uses information currently available to determine these allowances, they can fluctuate based on changes in economic conditions and changes in the information available to management. Also, regulatory agencies review the Bank's allowances for loan loss as part of their examination, and they may require the Bank to recognize additional loss provisions based on the information available at the time of their examinations.

     Total other income for fiscal year 2000 was $9.4 million, an decrease of $2.0 million from the amount earned in fiscal year 1999. Specifically, gains on loans held for sale decreased $2.2 million due to an decrease in the volume of loans sold. The valuation of mortgage servicing rights during fiscal 2000 resulted in an impairment provision of $164,000 compared to a recovery of impairment during fiscal 1999 of $118,000. This was partially offset by an increase in loan servicing fees of $0.4 million due to a decrease in amortization of capitalized mortgage servicing rights, which was a result of a decrease in prepayments of the underlying mortgage loans. Also, customer service fees and charges increased $0.2 million.

     Total general and administrative expenses for fiscal year 2000 were relatively unchanged from the prior year. Specifically, the increase in compensation expense of $0.5 million (4.6%) million was offset by decreases in Federal deposit insurance premiums of $150,000, advertising expenses of $283,000, and other expenses of $153,000.

Comparison of Years Ended September 30, 1999 and 1998
     For the fiscal year ended September 30, 1999, the Company had net income of $12.9 million, or $1.43 per share, compared to net income in the prior year of $13.6 million, or $1.52 per share.

     Total interest income for the year ended September 30, 1999, was $63.6 million, an increase of $1.2 million (2%) over fiscal year 1998. This was the result of an increase in average interest-earning assets of $28.5 million during the period from $707.6 million during fiscal 1998 to $736.1 million during fiscal 1999. This was partially offset by a decrease in the average yield on assets during the period of 19 basis points from 8.82% during fiscal 1998 to 8.63% during fiscal 1999.

     Interest income on loans increased $2.5 million to $60.2 million in fiscal 1999, compared to $57.7 million during fiscal 1998. This increase was the result of an increase in the average balance of loans outstanding of $41.0 million over the prior period, partially offset by a decrease in the average yield on loans of 17 basis points. The weighted average rate on loans receivable at September 30, 1999, was 8.28%, a 19 basis point increase from September 30, 1998. However, the weighted average yield on the Bank's loan portfolio decreased 17 basis points during fiscal 1999 to 8.85%, due to a decrease in the amortization of deferred fees and discounts on loans, which occurred because of a decease in loan repayments.

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

     The provision for losses on loans was $300,000 during the year ended September 30, 1999, compared to $64,000 during fiscal 1998. The provision was lower during fiscal 1998 as the result of a loan recovery.

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

     Total general and administrative expenses for fiscal year 1999 increased $3.1 million from the prior year. Specifically, compensation expense increased $1.5 million, due primarily to an increase in staffing in the residential, construction, and consumer lending departments. Other operating expense increased $938,000, due primarily to increased expenses related to the increase in total loan origination volume, start-up expenses to open one new retail deposit branch and two new loan origination branches, and costs associated with the renovation of the Bank's automated systems for year 2000 compliance.

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

     The following table is an interest rate sensitivity analysis, which summarizes information provided by the OTS, which estimates the changes in NPV of the Bank's portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank's current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OTS compiled this information using data from the Bank's Thrift Financial Report as of September 30, 2000. Dollar amounts are expressed in thousands.

                                                                             NPV as % of PV of Assets
Changes in                      Net Portfolio Value                        --------------------------------
  Market           ------------------------------------------------------                  Board approved
Interest Rates      $ Amount        $ Change          % Change               Actual           minimum
-------------------------------------------------------------------------  --------------------------------
    + 3%              84,135        (25,829)            -23%                 8.9%               6%
    + 2%              94,825        (15,139)            -14%                 9.8%               6%
    + 1%             103,664         (6,301)             -6%                10.5%               7%
    no change        109,964             --              --                 11.0%               8%
    - 1%             112,499          2,534              +2%                11.1%               8%
    - 2%             114,183          4,219              +4%                11.1%               8%
    - 3%             118,382          8,417              +8%                11.4%               8%


     Management cannot predict future interest rates and the effect of changing interest rates on future net interest margin, net income, or NPV can only be estimated. However, management believes that its overall system of monitoring and managing IRR is effective.

Impact of Inflation and Changing Prices
     The consolidated financial statements and related data presented have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, most of the Bank's assets and liabilities are monetary in nature. Except for inflation's impact on general and administrative expenses, interest rates have a more significant impact on the Bank's performance than do the effects of inflation. However, the level of interest rates may be significantly affected by the potential changes in the monetary policies of the Board of Governors of the Federal Reserve System in an attempt to impact inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

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

Liquidity and Capital Resources
     The OTS specifies a required minimum liquidity ratio for thrift institutions, defined as liquid assets as a percentage of net withdrawable deposits and current borrowings. The Bank's liquidity ratio may increase or decrease depending on the availability of funds and the comparative yields on investment alternatives. For secondary sources of liquidity, the Bank may sell assets available for sale, borrow from primary securities dealers on a collateralized basis, or may use the FHLB's credit facility.

     North American maintains a balance of liquid assets above the minimum regulatory requirement and at a level adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The required liquidity ratio, which may vary from time to time, was 4% during September 2000 and 1999. For the months of September 2000 and 1999, North American's liquidity ratios were 9.8% and 11.5%, respectively.

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September 30, 2000, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirements, is provided in the notes to the consolidated financial statements.

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

NASB Financial, Inc. and Subsidiary
Consolidated Balance Sheets

                                                                                               September 30,     September 30,
                                                                                                     2000               1999
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (Dollars in thousands)
ASSETS
     Cash and cash equivalents                                                             $             3,647           10,870
     Securities available for sale, at market value (Note 3) (amortized cost of $5,595
         at September 30, 2000 and 1999)                                                                 4,775            4,913
     Stock in Federal Home Loan Bank, at cost                                                           13,222            8,405
     Mortgage-backed securities (Notes 4 and 5):
         Available for sale, at market value (amortized cost of $5,246 and $9,200 at
              September 30, 2000 and 1999, respectively)                                                 5,231            9,098
         Held to maturity, at cost (market value of $10,795 and $13,268 at
              September 30, 2000 and 1999, respectively)                                                10,445           13,019
     Loans receivable (Note 6):
         Held for sale, at lower of amortized cost or market value (estimated market value
              of $90,013 and $93,413 at September 30, 2000 and 1999, respectively)                      88,320           92,232
         Held for investment, net                                                                      825,692          658,808
     Accrued interest receivable                                                                         6,291            4,832
     Real estate owned, net (Note 7)                                                                     3,683            2,702
     Premises and equipment, net (Note 8)                                                                5,823            4,719
     Mortgage servicing rights, net (Note 16)                                                           14,851           13,881
     Other assets                                                                                        2,545            2,258
                                                                                              -----------------  ---------------
                                                                                           $           984,525          825,737
                                                                                              =================  ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
     Liabilities:
         Customer deposit accounts (Note 9)                                                $           621,665          565,463
         Advances from Federal Home Loan Bank (Note 10)                                                264,436          168,088
         Other borrowings                                                                                  100              150
         Escrows                                                                                         6,897            6,310
         Income taxes payable (Note 11)                                                                  5,845            2,965
         Accrued expenses and other liabilities                                                          1,921            3,898
                                                                                              -----------------  ---------------
             Total liabilities                                                                         900,864          746,874
                                                                                              -----------------  ---------------

     Commitments and contingencies (Note 18)

     Stockholders' equity (Notes 12, 13 and 15)
         Common stock of $0.15 par value: 20,000,000 authorized; 9,651,160 shares and
             9,497,312 shares issued at September 30, 2000 and 1999, respectively                        1,448            1,425
         Serial preferred stock of $1.00 par value: 7,500,000 shares authorized; none
             outstanding                                                                                    --               --
         Additional paid-in capital                                                                     14,737           13,856
         Retained earnings                                                                              81,055           69,704
         Treasury stock, at cost; 1,150,911 shares and 547,874 shares at September 30,
             2000 and 1999, respectively                                                              (13,078)          (5,640)
         Accumulated other comprehensive loss                                                            (501)            (482)
                                                                                              -----------------  ---------------
             Total stockholders' equity                                                                 83,661           78,863
                                                                                              -----------------  ---------------
                                                                                             $         984,525          825,737
                                                                                              =================  ===============


     See accompanying notes to consolidated financial statements.


NASB Financial, Inc. and Subsidiary
Consolidated Statements of Income



                                                                                  Years Ended September 30,
                                                                          2000                   1999                 1998
-----------------------------------------------------------------------------------------------------------------------------
                                                                          (Dollars in thousands, except share data)
  Interest on loans receivable                               $            76,078                 60,247               57,714
  Interest on mortgage-backed securities                                   1,330                  2,060                3,056
  Interest and dividends on securities                                     1,217                    887                1,186
  Other interest income                                                      337                    363                  435
                                                                 ----------------      -----------------     ----------------
     Total interest income                                                78,962                 63,557               62,391
                                                                 ----------------      -----------------     ----------------

  Interest on customer deposit accounts                                   29,641                 26,083               27,014
  Interest on advances from Federal Home Loan Bank and
     other borrowings                                                     13,483                  7,019                7,528
                                                                 ----------------      -----------------     ----------------
     Total interest expense                                               43,124                 33,102               34,542
                                                                 ----------------      -----------------     ----------------

     Net interest income                                                  35,838                 30,455               27,849
Provision for loan losses                                                    600                    300                   64
                                                                 ----------------      -----------------     ----------------
     Net interest income after provision for loan losses                  35,238                 30,155               27,785
                                                                 ----------------      -----------------     ----------------
Other income (expense):
   Loan servicing fees                                                     1,211                    854                  351
   Impairment (loss) recovery on mortgage servicing rights                 (164)                    118                (651)
   Customer service fees and charges                                       2,854                  2,651                2,594
   Provision for losses on real estate owned                                  --                     --                1,987
   Gain on sale of securities available for sale                              --                     95                   --
   Gain on sale of mortgage servicing rights                                   2                     --                   --
   Gain on sale of loans receivable held for sale                          4,038                  6,236                5,643
   Other                                                                   1,468                  1,428                1,500
                                                                 ----------------      -----------------     ----------------
      Total other income                                                   9,409                 11,382               11,424
                                                                 ----------------      -----------------     ----------------
General and administrative expenses:
   Compensation and fringe benefits                                       12,321                 11,781               10,285
   Premises and equipment                                                  2,459                  2,422                2,312
   Advertising and business promotion                                        640                    923                  403
   Federal deposit insurance premiums                                        175                    325                  327
   Other                                                                   4,525                  4,678                3,740
                                                                 ----------------      -----------------     ----------------
      Total general and administrative expenses                           20,120                 20,129               17,067
                                                                 ----------------      -----------------     ----------------
   Income before income tax expense                                       24,527                 21,408               22,142
                                                                 ----------------      -----------------     ----------------
Income tax expense:
    Current                                                                8,557                  6,799                7,582
    Deferred                                                               1,249                  1,709                  974
                                                                 ----------------      -----------------     ----------------
       Total income tax expense                                            9,806                  8,508                8,556
                                                                 ----------------      -----------------     ----------------
     Net income                                              $            14,721                 12,900               13,586
                                                                 ================      =================     ================

Basic earnings per share                                     $              1.66                   1.43                 1.52
                                                                 ================      =================     ================

Diluted earnings per share                                   $              1.63                   1.40                 1.48
                                                                 ================      =================     ================

Weighted average shares outstanding                                    8,863,432              8,997,552            8,937,740
                                                                 ================      =================     ================


See accompanying notes to consolidated financial statements.


NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows

                                                                                 Years ended September 30,
                                                                       -------------------------------------------------
                                                                           2000              1999             1998
------------------------------------------------------------------------------------------------------------------------
                                                                                     (Dollars in thousands)
Cash flows from operating activities:
  Net income                                                         $       14,721            12,900            13,586
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Depreciation                                                                954             1,056             1,044
    Amortization and accretion, net                                           (303)           (1,221)           (1,066)
    Deferred income tax expense                                               1,249             1,709               974
    Gain on sale of securities available for sale                                --              (95)                --
    Impairment loss (recovery) of mortgage servicing rights                     164             (118)               651
    Gain on sale of mortgage servicing rights                                   (2)                --                --
    Gain on sale of loans receivable held for sale                          (4,038)           (6,236)           (5,643)
    Provision for loan losses                                                   600               300                64
    Provision for losses on real estate owned                                    --                --           (1,987)
    Origination and purchase of loans receivable held for sale            (288,100)         (388,317)         (378,760)
    Sale of loans receivable held for sale                                  285,854           384,693           344,502
  Changes in:
    Accrued interest receivable                                             (1,459)             (377)               268
    Accrued expenses and other liabilities and income taxes payable             903              (62)             1,522
                                                                       -------------     -------------   ---------------
      Net cash provided by (used in) operating activities                    10,543             4,232          (24,845)

Cash flows from investing activities:
  Principal repayments of mortgage-backed securities:
       Held to maturity                                                       2,604             8,520             6,059
       Available for sale                                                     3,946             5,100            12,037
  Principal repayments of mortgage loans receivable held for
      investment and held for sale                                          255,174           229,323           221,560
  Principal repayments of other loans receivable                             25,954            20,441            17,406
  Principal repayments of securities available for sale                          --                31                32
  Loan origination - mortgage loans receivable held for investment        (374,443)         (265,514)         (186,393)
  Loan origination - other loans receivable                                (31,511)          (32,885)          (21,821)
  Purchase of mortgage loans receivable held for investment                (36,489)          (37,696)          (26,703)
  Sale (purchase) of Federal Home Loan Bank stock                           (4,817)           (2,444)             3,851
  Purchase of securities available for sale                                      --                --           (5,147)
  Proceeds from sale of securities available for sale                            --             1,948            11,960
  Proceeds from sale of real estate owned                                     2,410             1,653             5,908
  Purchases of premises and equipment, net                                  (2,058)             (957)             (553)
  Other                                                                     (1,719)               213               546
                                                                       -------------     -------------   ---------------
    Net cash provided by (used in) investing activities                   (160,949)          (72,267)            38,742

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows  (continued)


                                                                                Years ended September 30,
                                                                    --------------------------------------------------
                                                                        2000              1999              1998
----------------------------------------------------------------------------------------------------------------------
                                                                                 (Dollars in thousands)
Cash flows from financing activities:
  Net increase in customer deposit accounts                                56,202            19,959            24,960
  Proceeds from advances from Federal Home Loan Bank                      303,200           259,100           291,000
  Repayment of advances from Federal Home Loan Bank                     (206,852)         (200,222)         (325,016)
  Repayment of other borrowings                                              (50)              (50)           (1,480)
  Cash dividends paid                                                     (3,370)           (2,723)           (2,123)
  Stock options exercised                                                     904               685                72
  Repurchase of common stock                                              (7,438)           (1,570)           (1,107)
  Change in escrows                                                           587               395             (139)
                                                                    --------------    --------------    --------------
      Net cash provided by (used in) financing activities                 143,183            75,574          (13,833)
                                                                    --------------    --------------    --------------
      Net increase (decrease) in cash and cash equivalents                (7,223)             7,539                64

Cash and cash equivalents at beginning of period                           10,870             3,331             3,267
                                                                    --------------    --------------    --------------

Cash and cash equivalents at end of period                       $          3,647            10,870             3,331
                                                                    ==============    ==============    ==============


Supplemental disclosure of cash flow information:
    Cash paid for income taxes (net of refunds)                  $          6,905             6,973             7,563
    Cash paid for interest                                                 43,035            33,224            34,619


Supplemental schedule of non-cash investing and financing activities:
    Conversion of loans receivable to real estate owned          $          3,468             1,782             3,459
    Conversion of real estate owned to loans receivable                        94               314               766
    Conversion of loans receivable to securities available
       for sale (FHA debentures)                                               --                --             2,012
    Capitalization of originated mortgage servicing rights                  3,170             7,656             5,735



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity

                                                                                                  Accumulated
                                                               Additional                            other           Total
                                                       Common   paid-in   Retained    Treasury   comprehensive   stockholders'
                                                       stock    capital   earnings     stock         loss            equity
----------------------------------------------------------------------------------------------------------------------------------
                                                                             (Dollars in thousands)
     Balance at October 1, 1997                    $      1,396   13,128      48,064    (2,963)           (429)         59,196
         Comprehensive income:
             Net income                                      --       --      13,586         --              --         13,586
             Other comprehensive income, net of tax
                 Unrealized gain on securities               --       --          --         --             209            209
                                                                                                                ---------------
             Total comprehensive income                      --       --          --         --              --         13,795
         Cash dividends paid                                 --       --     (2,123)         --              --        (2,123)
         Stock options exercised                              4       68          --         --              --             72
         Purchase of common stock for treasury               --       --          --    (1,107)              --        (1,107)
                                                     --------------------------------------------------------------------------

     Balance at September 30, 1998                 $      1,400   13,196      59,527    (4,070)           (220)         69,833
         Comprehensive income:
             Net income                                      --       --      12,900         --              --         12,900
             Other comprehensive loss, net of tax
                 Unrealized loss on securities of $357,
                 net of reclassification adjustment for gains
                 included in net income of $95               --       --          --         --           (262)          (262)
                                                                                                                ---------------
             Total comprehensive income                      --       --          --         --              --         12,638
         Cash dividends paid                                 --       --     (2,723)         --              --        (2,723)
         Stock options exercised                             25      660          --         --              --            685
         Purchase of common stock for treasury               --       --          --    (1,570)              --        (1,570)
                                                     --------------------------------------------------------------------------

     Balance at September 30, 1999                 $      1,425   13,856      69,704    (5,640)           (482)         78,863
         Comprehensive income:
             Net income                                      --       --      14,721         --              --         14,721
             Other comprehensive loss, net of tax
                 Unrealized loss on securities               --       --          --         --            (19)           (19)
                                                                                                                ---------------
             Total comprehensive income                      --       --          --         --              --         14,702
         Cash dividends paid                                 --       --     (3,370)         --              --        (3,370)
         Stock options exercised                             23      881          --         --              --            904
         Purchase of common stock for treasury               --       --          --    (7,438)              --        (7,438)
                                                     --------------------------------------------------------------------------

     Balance at September 30, 2000                 $      1,448   14,737      81,055   (13,078)           (501)         83,661
                                                     ==========================================================================




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

Cash and Cash Equivalents
     Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $1.6 million and $7.3 million as of September 30, 2000 and 1999, respectively.

Securities and Mortgage-Backed Securities Available for Sale
     Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2000, and 1999, the Company had no assets designated as trading. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

     Premiums and discounts are recognized as adjustments to interest income over the life of the securities using a method that approximates the level yield method. Gains or losses on the disposition of securities are based on the specific identification method. Market prices are obtained from broker-dealers and reflect estimated offer prices.

     To the extent management determines a decline in value in a security or mortgage-backed security available for sale to be other than temporary, the Bank will include such expense in the consolidated statements of income.

Mortgage-Backed Securities Held to Maturity
     Mortgage-backed securities held to maturity are stated at cost, adjusted for amortization of premiums and discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

     To the extent management determines a decline in value in a mortgage-backed security held to maturity to be other than temporary, the Company will adjust the carrying value and include such expense in the consolidated statements of income.

Loans Receivable Held for Sale
     Loans receivable held for sale consist of loans that management does not intend to hold for the foreseeable future or until maturity. Accordingly, such loans are carried at the lower of amortized cost (outstanding principal balance adjusted for deferred loan fees and costs) or market value. Market values for such loans are determined based on sale commitments or dealer quotations. Gains or losses on such sales are recognized using the specific identification method. Interest, including amortization and accretion of deferred loan fees and costs, is included in interest income.

Loans Receivable Held for Investment, Net
     Loans are stated at the amount of unpaid principal less an allowance for loan losses, undisbursed loan funds and unearned discounts and loan fees, net of certain direct loan origination costs. Interest on loans is credited to income as earned and accrued only when it is deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become doubtful. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears or recorded as income, depending on Bank management's assessment of the ultimate collectibility of the loan. Nonaccrual loans may be restored to accrual status when principal and interest become current and the full payment of principal and interest is expected.

Deferred Loan Origination Fees and Costs
     Net loan fees and direct loan origination costs are deferred and amortized to interest income using the level-yield method over the life of the loan.

Provisions for Loan Losses
     The Bank considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Bank records a loss valuation equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's effective rate based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. One-to-four family residential loans and consumer loans are collectively evaluated for impairment. Loans on residential properties with greater than four units, on construction and development properties and on commercial properties are evaluated for impairment on a loan by loan basis. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In management's opinion, the allowance, when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in the Bank's loan portfolio.

Real Estate Owned
     Real estate owned represents foreclosed assets held for sale and is initially recorded at fair value as of the date of foreclosure less any estimated disposal costs (the "new basis") and is subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. Adjustments for estimated losses are charged to operations when the fair value declines to an amount less than the carrying value. Costs and expenses related to major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. Applicable gains and losses on the sale of real estate owned are recognized when the asset is disposed depending on the adequacy of the down payment and other requirements.

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

Income Taxes
     The Company files a consolidated Federal income tax return with its subsidiaries using the accrual method of accounting.

     The provision for deferred income taxes is based on the liability method and represents the change in the consolidated deferred income tax liability or asset during the year. Deferred income taxes arise from temporary differences in the carrying values of various assets and liabilities for financial reporting and income tax purposes. Deferred tax liabilities or assets are recorded at the tax rate that will be in effect at the time the temporary differences are expected to reverse.

     As a result of changes in the Federal tax code, the Bank's bad debt deduction for the year ended September 30, 2000 and 1999, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the "base-year." The recapture of the excess reserve will be completed over a six-year phase-in-period beginning with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $2 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank's capital in the form of stock redemptions has caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

Mortgage Servicing Rights
     Servicing assets and other retained interests in transferred assets are measured by allocating the previous carrying amount between the assets sold, if any, and retained interest, if any, based on their relative fair values at the date of the transfer, and servicing assets and liabilities are subsequently measured by (1) amortization in proportion to and over the period of estimated net servicing income or loss, and (2) assessment for asset impairment or increased obligation based on their fair values.

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

     Impairment Evaluation - The Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights, the Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights. A valuation allowance of $651,000 was established during the period ended September 30, 1998. During the year ended September 30, 1999, the value of servicing rights increased, which resulted in a recovery of the valuation allowance of $118,000. During the year ended September 30, 2000, the Bank recognized a net impairment of $164,000.

Recently Issued Accounting Standards
     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of internal use computer software at various stages of development. The adoption of this SOP on October 1, 1999, did not have a material impact on the Company's consolidated financial statements as of and for the year ended September 30, 2000.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." As amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," the Statement establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities. The Statement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statements are effective for the Company's consolidated financial statements on October 1, 2000. As the Company does not hold any derivatives or embedded derivatives as defined by the Statements, the adoption of the Statements on October 1, 2000, did not result in a transition adjustment.

     In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's view on applying GAAP to revenue recognition in financial statements. Due to the issuance of SAB No. 101B, SAB No. 101 must be implemented no later than the fourth fiscal quarter of the Company's fiscal year ending September 30, 2001. The Company does not believe that the implementation of SAB No. 101 will have a material effect on the Company's consolidated financial statements.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and rescinds SFAS No. 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125." It revises the standards for accounting for securitizations and other transfers of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company does not believe that the implementation of this Statement will have a material effect on the Company's consolidated financial statements.

Use of Estimates
     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reported periods. Estimates were used to establish loss reserves, the valuation of mortgage servicing rights, and fair values of financial instruments. Actual results could differ from those estimates.

Reclassifications
     Certain amounts for 1999 and 1998 have been reclassified to conform to the current year presentation.

Fair Value of Financial Instruments
     SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the Company to disclose fair value information about financial instruments for which it is practicable to estimate, whether or not such fair values are reflected in the consolidated balance sheets. Estimated fair value amounts have been determined using available market information and a selection from a variety of valuation methodologies. However, considerable judgment is required to interpret market data in developing the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amount that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument presented as of September 30, 2000 and 1999:

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

Stock in Federal Home Loan Bank ("FHLB")
     The carrying value of stock in Federal Home Loan Bank approximates its fair value.

Loans receivable held for sale
     Fair values of mortgage loans held for sale are based on quoted market prices for loans with no current commitment to sell. Fair values of mortgage loans sold forward are based on the committed prices.

Loans receivable held for investment
     Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management's estimates of prepayments.

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

Advances from Federal Home Loan Bank
     The estimated fair values of advances from FHLB are determined by discounting the future cash flows of existing advances using rates currently available for new advances with similar terms and remaining maturities.

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


(2) STOCK SPLIT, CHANGE IN PAR VALUE, AND CHANGE IN NUMBER OF AUTHORIZED SHARES

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

                                                                                September 30, 2000
                                                                ------------------------------------------------------
                                                                               Gross        Gross       Estimated
                                                                 Amortized   unrealized   unrealized       market
                                                                   cost         gains       losses         value
                                                                ------------------------------------------------------
           U.S. Government Obligations                       $      2,857          --          (7)          2,850
           Equity securities                                        2,738          --        (813)          1,925
                                                                ------------------------------------------------------
                           Total                             $      5,595          --        (820)          4,775
                                                                ======================================================



                                                                                 September 30, 1999
                                                                ------------------------------------------------------
                                                                               Gross        Gross       Estimated
                                                                 Amortized   unrealized   unrealized       market
                                                                   cost         gains       losses         value
                                                                ------------------------------------------------------
           U.S. Government Obligations                       $      2,857          --          (7)          2,850
           Equity securities                                        2,738          --        (675)          2,063
                                                                ------------------------------------------------------
                           Total                             $      5,595          --        (682)          4,913
                                                                ======================================================

     There were no sales of securities available for sale during the year ended September 30, 2000. During the year ended September 30, 1999, gross gains of $95,000 and no losses were recognized on the sale of securities available for sale. During the year ended September 30, 1998, there were no gross gains or losses recognized on sales of securities available for sale.

     The scheduled maturities of securities available for sale at September 30, 2000, are presented in the following table. Dollar amounts are expressed in thousands.

                                                                                Gross         Gross       Estimated
                                                                 Amortized    Unrealized    unrealized      market
                                                                   cost         Gains         losses        value
                                                                ------------------------------------------------------
           No stated maturity                                $      2,738          --          (813)         1,925
           Due from five to ten years                               2,857          --            (7)         2,850
                                                                ------------------------------------------------------
                           Total                             $      5,595          --          (820)         4,775
                                                                ======================================================

(4) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.

                                                                                        September 30, 2000
                                                                      -------------------------------------------------------
                                                                                      Gross         Gross       Estimated
                                                                       Amortized    unrealized     Unrealized      market
                                                                         cost          gains         Losses        value
                                                                      -------------------------------------------------------
    Pass-through certificates guaranteed by GNMA - fixed rate     $       3,976           20            (3)         3,993
    FNMA pass-through certificates - fixed rate                           1,167           --           (36)         1,131
    Mortgage-backed derivatives (including CMO residuals
          and interest-only securities)                                     103            4            --            107
                                                                      -------------------------------------------------------
                    Total                                         $       5,246           24           (39)         5,231
                                                                      =======================================================


                                                                                        September 30, 1999
                                                                      -------------------------------------------------------
                                                                                      Gross         Gross       Estimated
                                                                       Amortized    unrealized     unrealized      market
                                                                         cost          gains         losses        value
                                                                      -------------------------------------------------------
    Pass-through certificates guaranteed by GNMA - fixed rate     $       5,005           --           (10)         4,995
    FNMA pass-through certificates - fixed rate                           4,053           --           (97)         3,956
    Mortgage-backed derivatives (including CMO residuals
          and interest-only securities)                                     142            5            --            147
                                                                      ------------------------------------------------------
                    Total                                         $       9,200            5         (107)          9,098
                                                                      ======================================================

     There were no sales of mortgage-backed securities available for sale during the years ended September 30, 2000, 1999, or 1998.

     The scheduled maturities of mortgage-backed securities available for sale at September 30, 2000, are presented in the following table. Dollar amounts are expressed in thousands.

                                                                                Gross         Gross        Estimated
                                                                 Amortized   unrealized    Unrealized        market
                                                                   cost         gains        Losses          value
                                                                --------------------------------------------------------
           Due in one year or less                           $      1,167          --           (36)          1,131
           Due after ten years                                      4,079           24           (3)          4,100
                                                                ------------------------- ------------------------------
                           Total                             $      5,246           24         (39)           5,231
                                                                ========================================================

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

                                                                                      September 30, 2000
                                                                    -------------------------------------------------------
                                                                                      Gross         Gross       Estimated
                                                                     Amortized     unrealized     unrealized     market
                                                                        cost          gains         losses        value
                                                                    -------------------------------------------------------
  FHLMC participation certificates:
       Fixed rate                                                $      1,877             27           (21)        1,883
       Balloon maturity and adjustable rate                             3,980             --           (35)        3,945
  FNMA pass-through certificates:
       Fixed rate                                                         224             --            (9)          215
       Balloon maturity and adjustable rate                               434             --            (7)          427
  Pass-through certificates guaranteed by GNMA - fixed rate               391              9            (2)          398
  Collateralized mortgage obligation bonds                                945            251            (1)        1,195
  Other asset-backed securities                                         2,594            138            --         2,732
                                                                    -------------------------------------------------------
                 Total                                           $     10,445            425           (75)       10,795
                                                                    =======================================================


                                                                                      September 30, 1999
                                                                    ------------------------------------------------------
                                                                                      Gross         Gross       Estimated
                                                                     Amortized     unrealized     unrealized     market
                                                                        cost          gains         losses        value
                                                                    ------------------------------------------------------
  FHLMC participation certificates:
       Fixed rate                                                $      2,514             29           (24)        2,519
       Balloon maturity and adjustable rate                             4,928             14           (30)        4,912
  FNMA pass-through certificates:
       Fixed rate                                                          356            --           (11)          345
       Balloon maturity and adjustable rate                                583            --           (13)          570
  Pass-through certificates guaranteed by GNMA - fixed rate                447            21            --           468
  Collateralized mortgage obligation bonds                              1,139             63            --         1,202
  Other asset-backed securities                                         3,052            200            --         3,252
                                                                    ------------------------------------------------------
                 Total                                           $     13,019            327           (78)       13,268
                                                                    ======================================================

     The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2000, are presented in the following table. Dollar amounts are expressed in thousands.

                                                                                Gross         Gross        Estimated
                                                                 Amortized    unrealized    unrealized      market
                                                                   cost         gains         losses         value
                                                                -------------------------------------------------------
           Due from one to five years                        $      4,174           4             (36)       4,142
           Due from five to ten years                               3,893         397              (6)       4,284
           Due after ten years                                      2,378          24             (33)       2,369
                                                                -------------------------------------------------------
                           Total                             $    10,445          425             (75)      10,795
                                                                =======================================================

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

                                                September 30, 2000
                              --------------------------------------------------
                                              Gross        Gross      Estimated
                                Amortized   unrealized   unrealized    market
                                   cost         gains      losses       value
                               -------------------------------------------------
Customer deposit accounts   $      3,823          13         (42)       3,794


                                                September 30, 1999
                               -------------------------------------------------
                                               Gross         Gross    Estimated
                                Amortized    unrealized   unrealized   market
                                   cost          gains      losses      value
                               -------------------------------------------------
Customer deposit accounts   $      4,325           6          (30)      4,301

     All dispositions of mortgage-backed securities held to maturity during fiscal 2000, 1999, and 1998 were the result of maturities or calls.


(6) LOANS RECEIVABLE

     The following  table provides a detail of loans  receivable as of September
30. Dollar amounts are expressed in thousands.

             HELD FOR INVESTMENT                                                2000         1999
                                                                             --------------------------
             Mortgage loans:
               Permanent loans on:
                  Residential properties                                 $    371,201      315,934
                  Business properties                                         214,882      153,549
                  Partially guaranteed by VA or insured by FHA                 26,711       34,500
                  Construction and development                                246,822       197,041
                                                                             --------------------------
                    Total mortgage loans                                      859,616       701,024
             Commercial loans                                                   7,143         4,335
             Installment loans and lease financing to individuals              48,646        41,737
                                                                             --------------------------
                    Total loans receivable held for investment                915,405       747,096
             Less:
               Undisbursed loan funds                                         (76,872)      (76,474)
               Unearned discounts and fees on loans, net of deferred costs     (5,684)       (5,143)
                  Allowance for losses on loans                                (7,157)       (6,671)
                                                                             --------------------------
                     Net loans receivable held for investment             $   825,692       658,808
                                                                             ==========================


             HELD FOR SALE                                                      2000         1999
                                                                             --------------------------
            Mortgage loans:
               Permanent loans on:
                  Residential properties                                 $     97,796      114,701
                  Partially insured by FHA                                        427          445
                                                                             --------------------------
                                                                               98,223      115,146
             Less:
               Undisbursed loan funds                                          (9,861)     (22,878)
               Unearned discounts and fees on loans, net of deferred costs        (42)         (36)
                                                                             ---------------------------
                     Net loans receivable held for sale                  $     88,320       92,232
                                                                             ===========================

     Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $4.4 million and $5.1 million at September 30, 2000 and 1999, respectively.

     Whole loans and participations serviced for others were approximately $706.7 million and $667.6 million at September 30, 2000 and 1999, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

     First mortgage loans were pledged to secure FHLB advances in the amount of approximately $330.5 million and $210.1 million at September 30, 2000 and 1999, respectively.

     Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2000 and 1999. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

     As of September 30, 2000 and 1999, loans with an aggregate principal balance of approximately $4.4 million and $4.1 million, respectively, were on nonaccrual status. Gross interest income would have increased by $264,000, $248,000 and $236,000 for the years ended September 30, 2000, 1999 and 1998, respectively, if the nonaccrual loans had been performing.

     The following table presents the activity in the allowance for losses on loans for 2000, 1999, and 1998. Allowance for losses on mortgage loans includes specific valuation allowances and valuation allowances associated with homogenous pools of loans. Dollar amounts are expressed in thousands.

                                                              Amount
                                                           -------------
                 Balance at October 1, 1997               $    6,272
                     Provisions                                   64
                     Charge-offs                                  (7)
                     Recoveries                                   76
                                                           -------------
                 Balance at September 30, 1998            $    6,405
                     Provisions                                  300
                     Charge-offs                                 (57)
                     Recoveries                                   23
                                                           -------------
                 Balance at September 30, 1999            $    6,671
                     Provisions                                  600
                     Charge-offs                                (116)
                     Recoveries                                    2
                                                           -------------
                 Balance at September 30, 2000             $   7,157
                                                           =============


     Although the Bank has a diversified loan portfolio, a substantial portion is secured by real estate. The following table presents information as of September 30 about the location of real estate that secures loans in the Bank's mortgage loan portfolio. The line item "Other" includes total investments in other states of less than $10 million each. Dollar amounts are expressed in thousands.

                                                                            2000
                                           --------------------------------------------------------------------------
                                                   Residential                          Construction
                                           ----------------------------
                                               1-4         5 or more     Commercial         and
       State                                  family        family       real estate    development        Total
       --------------------------------------------------------------------------------------------------------------
       Missouri                           $    220,826           987        130,994         106,674       459,481
       Kansas                                   90,365            --         30,021         140,148       260,534
       Iowa                                     25,865            --         10,542              --        36,407
       Oklahoma                                  4,231            --         16,516              --        20,747
       Nebraska                                  4,920            --          9,353              --        14,273
       Minnesota                                11,794            --             --              --        11,794
       Indiana                                   8,889            --          1,841              --        10,730
       Other                                    26,201         3,834         15,615              --        45,650
                                           ---------------------------------------------------------------------------
                                          $    393,091         4,821        214,882          246,822       859,616
                                           ===========================================================================


                                                                            1999
                                           --------------------------------------------------------------------------
                                                   Residential                          Construction
                                           ----------------------------
                                               1-4         5 or more     Commercial         and
       State                                  family        family       real estate    development        Total
       --------------------------------------------------------------------------------------------------------------
       Missouri                           $    209,126         1,104        101,945         104,582       416,757
       Kansas                                   82,565            --         20,904          88,374       191,843
       Iowa                                     14,345            --          6,290              --        20,635
       Oklahoma                                  4,503            --          9,964           4,085        18,552
       Other                                    35,205         3,586         14,446              --        53,237
                                           --------------------------------------------------------------------------
                                         $     345,744         4,690        153,549         197,041       701,024
                                           ==========================================================================


     Proceeds from the sale of loans receivable held for sale during fiscal 2000, 1999 and 1998, were $285.9 million, $384.7 million, and $344.5 million, respectively. In fiscal 2000, the Bank realized gross gains of $4.5 million and gross losses of $0.5 million on those sales. In fiscal 1999, gross gains of $6.3 million and gross losses of $60,000 were realized. In fiscal 1998, the Bank realized gross gains of $5.7 million and $0.1 million of gross losses.


(7) REAL ESTATE OWNED

     The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.

                                                                                    2000         1999
                                                                                --------------------------
      Real estate acquired through (or deed in lieu of) foreclosure           $     4,912        3,991
      Less: allowance for losses                                                   (1,229)      (1,289)
                                                                                --------------------------
          Total                                                               $     3,683        2,702
                                                                                ==========================

     The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.

                                                                    2000          1999          1998
                                                                  ----------------------------------------
             Balance at beginning of year                      $     1,289         1,336         1,680
             Provisions                                                 --            --        (1,987)
             Charge-offs                                              (349)         (262)         (434)
             Recoveries                                                289           215         2,077
                                                                  ----------------------------------------
             Balance at end of year                            $     1,229         1,289         1,336
                                                                  ========================================


(8) PREMISES AND EQUIPMENT

     The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

                                                                        2000          1999
                                                                      --------------------------
                    Land                                           $      2,516         1,913
                    Buildings and improvements                            5,010         3,851
                    Furniture, fixtures and equipment                     6,738         6,898
                                                                      ---------------------------
                                                                         14,264        12,662
                        Accumulated depreciation                         (8,441)       (7,943)
                                                                      ---------------------------
                              Total                                $      5,823         4,719
                                                                      ===========================

     Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended September 30, 2000, 1999, and 1998 were approximately $694,000, $584,000, and $510,000, respectively.

     Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.

                                    Fiscal year ended
                                    September 30,                      Amount
                                    --------------------------------------------
                                    2001                         $        554
                                    2002                                  330
                                    2003                                   64
                                    2004                                    8
                                                                   -------------
                                         Total                   $        956
                                                                   =============


(9) CUSTOMER DEPOSIT ACCOUNTS

     Customer deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.

                                                                2000                       1999
                                                        ----------------------     ---------------------
                                                            Amount        %           Amount       %
                                                        ------------------------------------------------
                Demand deposit accounts              $       63,010       10           57,987      10
                Savings accounts                             77,839       13           85,758      15
                Money market demand accounts                  6,505        1            7,004       1
                Certificate accounts                        474,311       76          414,714      74
                                                        ----------------------     ---------------------
                                                     $      621,665      100          565,463     100
                                                        ======================     =====================
                Weighted average interest rate                5.46%                     4.83%
                                                        ===============            =============

     The aggregate amount of certificate accounts in excess of $100,000 was approximately $47.9 million and $40.8 million as of September 30, 2000 and 1999, respectively.

     The following table presents contractual maturities of certificate accounts as of September 30, 2000. Dollar amounts are expressed in thousands.

                                            Maturing during the fiscal year ended September 30,
                               -------------------------------------------------------------------------------
                                                                                                     After
                                  2001          2002         2003          2004         2005         2005         Total
                               ------------------------------------------------------------------------------- -------------
  Certificate accounts      $    349,775        97,324       16,346         5,564        3,032        2,270       474,311

     The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

                                                                          2000          1999          1998
                                                                       -----------------------------------------
          Savings accounts                                         $      3,400         3,257         3,048
          Money market demand and demand deposit accounts                   952           994         1,121
          Certificate accounts                                           25,289        21,832        22,845
                                                                       -----------------------------------------
                                                                   $     29,641        26,083        27,014

(10) ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the FHLB are secured by all stock held in the FHLB, mortgage-backed securities and first mortgage loans with aggregate unpaid principal balances equal to at least 150% of outstanding advances not secured by FHLB stock. The following table provides a summary of advances by year of maturity as of September 30. Dollar amounts are expressed in thousands.

                                                               2000                        1999
                                                      -----------------------     -----------------------
                                                                   Weighted                   Weighted
                                                                   Average                     Average
              Year ending September 30,                 Amount       Rate          Amount       Rate
              -------------------------------------------------------------------------------------------
                       2000                       $          --       --       $   134,352      5.46%
                       2001                             183,965     6.75%            5,265      5.80%
                       2002                               4,279     6.56%              278      5.25%
                       2003                              72,293     6.57%           24,293      5.78%
                       2004                                 307     5.25%              387      5.25%
                       2005 through 2014                  3,592     5.25%            3,513      5.25%
                                                      -----------------------    ------------------------
                                                  $     264,436     6.67%      $   168,088      5.51%
                                                      =======================    ========================



(11) INCOME TAXES PAYABLE

     The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:

                                                                 2000         1999         1998
                                                             ---------------------------------------
              Statutory federal income tax rate                  35.0%        35.0%        35.0%
              State income taxes, net of federal benefit          3.0          1.5          0.4
              Other, net                                          2.0          3.2          3.2
                                                             ---------------------------------------
                                                                 40.0%        39.7%        38.6%
                                                             =======================================

     Deferred income tax expense (benefit) results from temporary differences in the recognition of income and expense for tax purposes and financial statement purposes. The following table lists these temporary differences and their related tax effect for the years ended September 30. Dollar amounts are expressed in thousands.

                                                                  2000          1999         1998
                                                             ----------------------------------------
     Deferred loan fees and costs                            $    (926)          344          282
     Accrued interest receivable                                    --           (15)         (10)
     Book depreciation in excess of tax depreciation               (21)         (122)        (108)
     Basis difference on investments                                10             6           (1)
     Loan loss reserves                                           (182)         (173)         157
     Mark-to-market adjustment                                     (79)          165         (314)
     Mortgage servicing rights                                   2,635         1,545          964
     Prepaid expenses                                              (20)            7            1
     Other                                                        (168)          (48)           3
                                                              ---------------------------------------
                                                             $   1,249         1,709          974
                                                              =======================================

     The tax effect of significant temporary differences representing deferred tax assets and liabilities are presented in the following table. Dollar amounts are expressed in thousands.


                                                                              2000            1999
                                                                         -------------------------------
          Deferred income tax assets:
              Loan loss reserves                                        $    1,926           1,744
              Book depreciation in excess of tax depreciation                  362             341
              Unrealized loss on securities available for sale                 334             318
              Mark-to-market adjustment                                        110              31
              Deferred loan fees and costs                                      76              --
              Other                                                             74              --
                                                                         --------------------------------
                                                                             2,882           2,434
                                                                         --------------------------------
          Deferred income tax liabilities:
              Mortgage servicing rights                                     (5,804)         (3,169)
              Accrued interest receivable                                      (21)            (21)
              Basis difference on investments                                 (441)           (431)
              Prepaid expenses                                                 (60)            (80)
              Deferred loan fees and costs                                      --            (850)
              Other                                                             --             (94)
                                                                         -------------------------------
                                                                            (6,326)         (4,645)
                                                                         -------------------------------
                  Net deferred tax liability                            $   (3,444)         (2,211)
                                                                         ===============================

(12) STOCKHOLDERS' EQUITY

     During fiscal 2000, the Company paid quarterly cash dividends on common stock of $0.10 per share on February 25, 2000, May 26, 2000, and August 25, 2000, and $0.08 per share on November 26, 1999.

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

     During fiscal 2000, the Company repurchased 603,037 shares of its own stock with a total value of $7.4 million at the time of repurchase. Of those, 517,265 shares were repurchased in conjunction with an issuer tender offer at a price of $12.50 with a total value of $6.5 million. During fiscal 1999, 115,926 shares were repurchased with a total value of $1.6 million at the time of repurchase.

(13) REGULATORY CAPITAL REQUIREMENTS

     The Bank is required to maintain capital in excess of certain minimum requirements as prescribed by the Office of Thrift Supervision ("0TS"). Any institution that fails to meet these minimum regulatory capital requirements will be subject to action by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of September 30, 2000, the Bank meets all capital adequacy requirements.

     As of September 30, 2000, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the tables presented. Management does not believe that there are any conditions or events occurring since notification that would change the Bank's classification. Also, management is not aware of any existing or
potential   conditions   that  would   change  the   Bank's   capital   adequacy
classification.

     The following tables summarize the relationship between the Bank's capital and regulatory requirements. Dollar amounts are expressed in thousands.

                 At September 30, 2000                                                             Amount
                 --------------------------------------------------------------------------------------------
                 GAAP capital (Bank only)                                                      $    81,070
                 Adjustment for regulatory capital:
                   Intangible assets                                                                (1,385)
                   Disallowed servicing asset                                                          (96)
                     Reverse the effect of SFAS No. 115                                                 14
                                                                                                 ------------
                                   Tangible capital                                                 79,603
                     Qualifying intangible assets                                                    1,274
                                                                                                 ------------
                                   Tier 1 capital (core capital)                                    80,877
                     Qualifying valuation allowance                                                  5,035
                                                                                                 ------------
                                   Risk-based capital                                           $   85,912
                                                                                                 ============

                                                                     As of September 30, 2000
                                            ---------------------------------------------------------------------------
                                                                    Minimum Required for      Minimum Required to be
                                                   Actual             Capital Adequacy          "Well Capitalized"
                                            ---------------------- ------------------------  --------------------------
                                               Amount      Ratio       Amount     Ratio        Amount      Ratio
    -------------------------------------------------------------- ------------------------  --------------------------
    Total capital to risk-weighted assets    $ 85,912      11.8%       58,053     >=8%         72,566       >=10%
    Core capital to adjusted tangible assets   80,877       8.2%       39,295     >=4%         49,119       >=5%
    Tangible capital to tangible assets        79,603       8.1%       14,736     >=1.5%           --        --
    Tier 1 capital to risk-weighted assets     80,877      11.1%           --      --          43,540       >=6%

                                                                     As of September 30, 1999
                                            ---------------------------------------------------------------------------
                                                                    Minimum Required for      Minimum Required to be
                                                   Actual             Capital Adequacy          "Well Capitalized"
                                            ---------------------- ------------------------  --------------------------
                                                Amount      Ratio       Amount     Ratio       Amount     Ratio
    -------------------------------------------------------------- ------------------------  --------------------------
    Total capital to risk-weighted assets    $  78,714      13.3%       47,371     >=8%        59,213     >=10%
    Core capital to adjusted tangible assets    74,264       9.0%       32,949     >=4%        41,187     >=5%
    Tangible capital to tangible assets         72,843       8.8%       12,356     >=1.5%          --      --
    Tier 1 capital to risk-weighted assets      74,264      12.5%           --      --         35,528     >=6%


(14) EMPLOYEES' RETIREMENT PLAN

     Substantially all of the Bank's full-time employees participate in a 401(k) retirement plan (the "Plan"). The Plan is administered by American United Life Insurance Company ("AUL"), through which employees can choose from a variety of retail mutual funds to invest their fund contributions. Under the terms of the Plan, the Bank makes monthly contributions for the benefit of each participant in an amount that matches one-half of the participant's contribution, not to exceed 3% of the participants' monthly base salary, provided that the participant makes a monthly contribution of at least 1% of his or her monthly base salary and no greater than 15%. All contributions made by participants are immediately vested and cannot be forfeited. Contributions made by the Bank, and related earnings thereon, become vested to the participants according to length of service requirements as specified in the Plan. Any forfeited portions of the contributions made by the Bank and the allocated earnings thereon are used to reduce future contribution requirements of the Bank. The Plan may be modified, amended or terminated at the discretion of the Bank.

     The Bank's contributions to the Plan amounted to $227,000, $226,000, and $195,000 for the years ended September 30, 2000, 1999, and 1998, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of income.



(15) STOCK OPTION PLAN

     The Bank maintains a stock option plan ("Option Plan") through which options to purchase up to 10% of the number of shares of common stock originally issued, as adjusted for the stock split discussed in Note 2 and the stock dividends discussed below, were granted to officers and employees of the Bank. Options were granted for a period of ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant. As of September 30, 2000, the time frame for issuing new option agreements under the Option Plan had expired.

     The following table summarizes Option Plan activity during fiscal 2000, 1999, and 1998. The number of shares and price per share have been adjusted to reflect the four-for-one stock split in fiscal 1999 (Note 2).


                                                                                    Weighted avg.       Range of
                                                                      Number       exercise price    exercise price
                                                                    of shares         per share        per share
              -------------------------------------------------------------------------------------------------------
              Options outstanding at October 1, 1997                 558,836             5.80          1.02 - 8.97
                   Exercised                                         (37,036)           (2.78)        (1.02 - 7.78)
                                                                 ----------------------------------------------------
              Options outstanding at September 30, 1998              521,800             6.02          1.02 - 8.97
                   Exercised                                        (162,000)           (4.23)        (2.25 - 5.06)
                                                                 ----------------------------------------------------
              Options outstanding at September 30, 1999              359,800             6.82        $ 2.25 - 8.97
                   Exercised                                        (153,848)           (5.88)            (5.88)
                                                                 ----------------------------------------------------
              Options outstanding at September 30, 2000              205,952             7.52        $ 2.25 - 8.97
                                                                 ====================================================

     The weighted average remaining contractual life of options outstanding at September 30, 2000, 1999 and 1998 were 2.9 years, 2.6 years and 3.9 years, respectively.

     The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2000.

                                                               Number          Weighted average
                                                              of shares         exercise price
                                                         ------------------------------------------
                             Expiring on:
                               June 13, 2001                   109,952            $  7.50
                               December 22, 2002                12,000               2.25
                               August 23, 2004                   4,000               5.06
                               September 26, 2005                8,000               7.53
                               January 23, 2006                  8,000               7.63
                               June 12, 2006                    12,000               7.50
                               January 21, 2007                 52,000               8.97
                                                         ------------------------------------------
                                                               205,952            $  7.52
                                                         ==========================================

     Of the options outstanding at September 30, 2000, 159,162 are immediately exercisable and 46,790 are exercisable at future dates in accordance with the vesting schedules outlined in each stock option agreement.

     The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2000.

                                            Options Outstanding                            Options Exercisable
                           ------------------------------------------------------    --------------------------------
                                           Weighted avg.        Weighted avg.                        Weighted avg.
        Range of                             remaining            exercise                             exercise
     exercise prices         Number      contractual life           price               Number           price
---------------------------------------------------------------------------------    --------------------------------
          $7.50               109,952       0.7 years             $ 7.50                 87,962        $ 7.50
          2.25                 12,000       2.2 years               2.25                 12,000          2.25
          5.06                  4,000       3.9 years               5.06                  4,000          5.06
       7.50 - 7.63             28,000       5.4 years               7.55                 24,000          7.54
          8.97                 52,000       6.3 years               8.97                 31,200          8.97
                           ------------                                              ------------
                              205,952                                                   159,162
                           ============                                              =============

     The Company applies Accounting Principles Board Opinion ("APB") No. 25 in accounting for its Option Plan, under which no compensation cost has been recognized for stock option awards. For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model. Had compensation cost for the Option Plan been determined in accordance with the fair value accounting method prescribed under SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share on a pro forma basis would have been as presented in the following table. Dollar amounts are expressed in thousands, except per share data.

                                                                     2000         1999         1998
                                                                  --------------------------------------
                   Net Income:
                        As reported                              $   14,721       12,900       13,586
                        Pro forma                                    14,691       12,870       13,557
                   Basic earnings per share:
                        As reported                              $     1.66         1.43         1.52
                        Pro forma                                      1.66         1.43         1.52
                   Diluted earnings per share:
                        As reported                                    1.63         1.40         1.48
                        Pro forma                                      1.63         1.40         1.48


(16) MORTGAGE SERVICING RIGHTS

     The following provides information about the Bank's mortgage servicing rights for the years ended September 30. Dollar amounts are expressed in thousands.

                                                                           2000     1999      1998
                      --------------------------------------------------------------------------------
                      Balance at beginning of year                     $  13,881    7,853     4,161
                      Additions:
                          Originated mortgage servicing rights             4,391    7,672     5,736
                      Reductions:
                          Amortization                                    (1,997)  (1,762)   (1,393)
                          Sale of mortgage servicing rights               (1,260)      --        --
                          Impairment recovery (loss)                        (164)     118      (651)
                                                                         -----------------------------
                      Balance at end of year                           $  14,851   13,881     7,853
                                                                        =============================

(17) SEGMENT INFORMATION

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

     The following table presents financial information from the Company's operating segments for the years ended September 30, 2000, 1999, and 1998. Dollar amounts are expressed in thousands.

                                                                      Mortgage         Other and
  Year ended September 30, 2000                      Banking          Banking         Eliminations      Consolidated
  ---------------------------------------------------------------------------------------------------------------------
  Net interest income                               $ 35,570              --               268            35,838
  Provision for loan losses                              600              --                --               600
  Other income                                         6,694           9,366            (6,651)            9,409
  General and administrative expenses                  8,482          10,191             1,447            20,120
  Income tax expense                                  13,273            (330)           (3,137)            9,806
                                                 ----------------------------------------------------------------------
       Net income                                  $  19,909            (495)           (4,693)           14,721
                                                 ======================================================================

                                                                      Mortgage         Other and
  Year ended September 30, 1999                      Banking          Banking         Eliminations      Consolidated
  ---------------------------------------------------------------------------------------------------------------------
  Net interest income                              $  30,180              --               275            30,455
  Provision for loan losses                              300              --                --               300
  Other income                                         8,575          11,527            (8,720)           11,382
  General and administrative expenses                 11,138          10,983            (1,992)           20,129
  Income tax expense                                  10,927             217            (2,636)            8,508
                                                 ----------------------------------------------------------------------
       Net income                                  $  16,390             327            (3,817)           12,900
                                                 ======================================================================

                                                                      Mortgage         Other and
  Year ended September 30, 1998                      Banking          Banking         Eliminations      Consolidated
  ---------------------------------------------------------------------------------------------------------------------
  Net interest income                              $  27,690             --                159            27,849
  Provision for loan losses                               64             --                 --                64
  Other income                                         8,144         10,478             (7,198)           11,424
  General and administrative expenses                  9,725          9,112             (1,770)           17,067
  Income tax expense                                  10,027            526             (1,997)            8,556
                                                 ----------------------------------------------------------------------
       Net income                                  $  16,018            840             (3,272)           13,586
                                                 ======================================================================

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

     With regard to financial instruments for commitments to extend credit, standby letters of credit, and financial guarantees, the Bank's exposure to credit loss because of non-performance by another party is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     As of September 30, 2000, the Bank had outstanding commitments to originate $18.5 million in commercial real estate loans, $27.2 million of fixed rate residential first mortgage loans and $10.1 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 8.9%. Residential mortgage loan commitments have an approximate average committed rate of 8.6% and approximate average fees and discounts of 0.7%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration.

     At September 30, 2000 and 1999, the Bank had commitments to sell loans of approximately $53.2 million and $58.3 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank's loans receivable held for sale would be exposed to market fluctuations. Management does not expect any other party to default on its obligations and, therefore, does not expect to incur any costs due to such possible default. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank's lower of cost or market valuation on its loans receivable held for sale.


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

                                                                             Year Ended September 30,
                                                                    -------------------------------------------
                                                                        2000           1999           1998
                                                                    -------------------------------------------
      Net income                                                 $     14,721         12,900         13,586

      Basic weighted average shares                                  8,863,432     8,997,552      8,937,740
      Effect of stock options                                          159,577       189,049        216,832
                                                                    -------------------------------------------
      Dilutive potential common shares                               9,023,009     9,186,601      9,154,572
      Earnings per share:
           Basic                                                 $       1.66          1.43           1.52
           Diluted                                                       1.63          1.40           1.48

     The dilutive securities included for each period presented above consist entirely of stock options granted to employees as incentive stock options under
Section 442A of the Internal Revenue Code as amended (Note 15).

(20) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and fair values of the Company's financial instruments presented in accordance with SFAS No. 107. Dollar amounts are expressed in thousands.

                                                        September 30, 2000                 September 30, 1999
                                                  -------------------------------    -------------------------------
                                                                   Estimated                          Estimated
                                                    Carrying          fair             Carrying          fair
                                                      value          value               value          value
                                                  -------------------------------    -------------------------------
     Financial Assets:
        Cash and cash equivalents                 $    3,647          3,647              10,870        10,870
        Securities available for sale                  4,775          4,775               4,913         4,913
        Stock in Federal Home Loan Bank               13,222         13,222               8,405         8,405
        Mortgage-backed securities:
          Available for sale                           5,231          5,231               9,098         9,098
          Held to maturity                            10,445         10,795              13,019        13,268
        Loans receivable:
          Held for sale                               88,320         90,013              92,232        93,413
          Held for investment                        825,692        838,004             658,692       664,531
        Accrued interest receivable                    6,291          6,291               4,832         4,832
        Mortgage servicing rights                     14,851         16,394              13,881        14,825
     Financial Liabilities:
        Customer deposit accounts                    621,665        621,174             565,463       566,707
        Advances from FHLB                           264,436        265,131             168,088       166,200
        Other borrowings                                 100             99                 150           149

                                                       September 30, 2000                 September 30, 1999
                                                  -------------------------------    -------------------------------
                                                   Contract or      Estimated         Contract or      Estimated
                                                    notional       unrealized          notional       unrealized
                                                     amount        gain (loss)          amount        gain (loss)
                                                  -------------------------------    -------------------------------
  Unrecognized financial instruments:
     Lending commitments - fixed rate, net      $    26,215              258            43,994              324
     Lending commitments - floating rate             29,728              500            21,582              345
     Commitments to sell loans                       53,206              290            58,308             (227)

     The fair value estimates presented are based on pertinent information available to management as of September 30, 2000 and 1999. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.

Independent Auditors' Report
--------------------------------------------------------------------------------



The Board of Directors and Stockholders
NASB Financial, Inc., and Subsidiary

     We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. and Subsidiary (the "Company") as of September 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.








/s/ DELOITTE & TOUCHE LLP

November 28, 2000
Kansas City, Missouri

Summary of Unaudited Quarterly Operating Results
--------------------------------------------------------------------------------

     The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands, except per share data.

                                                               First    Second    Third    Fourth
    2000                                                      Quarter   Quarter  Quarter   Quarter    Total
    ----------------------------------------------------------------------------------------------------------
    Interest income                                       $   17,796    18,724   20,804     21,638   78,962
    Interest expense                                           9,391     9,994   11,177     12,562   43,124
                                                              ------------------------------------------------
    Net interest income                                        8,405     8,730    9,627      9,076   35,838
    Provision for loan losses                                    150       150      150        150      600
                                                              ------------------------------------------------
    Net interest income after provision for loan losses        8,255     8,580    9,477      8,926   35,238
    Other income                                               2,186     2,199    2,598      2,426    9,409
    General and administrative expenses                        4,962     4,872    5,133      5,153   20,120
                                                              ------------------------------------------------
    Income before income tax expense                           5,479     5,907    6,942      6,199   24,527
    Income tax expense                                         2,191     2,362    2,775      2,478    9,806
                                                              ------------------------------------------------
    Net income                                            $    3,288     3,545    4,167      3,721   14,721
                                                              ================================================
    Earnings per share                                    $     0.37      0.39     0.46       0.44     1.66
                                                              ================================================
    Average shares outstanding                                 8,919     8,980    9,018      8,540    8,863

                                                               First    Second    Third    Fourth
    1999                                                      Quarter   Quarter  Quarter   Quarter    Total
    -----------------------------------------------------------------------------------------------------------
    Interest income                                      $    15,472    15,262   15,811    17,012    63,557
    Interest expense                                           8,359     7,965    8,071     8,707    33,102
                                                              -------------------------------------------------
    Net interest income                                        7,113     7,297    7,740     8,305    30,455
    Provision for loan losses                                     75        75       75        75       300
                                                              -------------------------------------------------
    Net interest income after provision for loan losses        7,038     7,222    7,665     8,230    30,155
    Other income                                               2,821     3,177    2,675     2,709    11,382
    General and administrative expenses                        4,922     4,721    5,092     5,394    20,129
                                                              -------------------------------------------------
    Income before income tax expense                           4,937     5,678    5,248     5,545    21,408
    Income tax expense                                         1,922     2,270    2,099     2,217     8,508
                                                              -------------------------------------------------
    Net income                                            $    3,015     3,408    3,149     3,328    12,900
                                                              =================================================
    Earnings per share                                    $     0.33      0.38     0.35      0.37      1.43
                                                              =================================================
    Average shares outstanding                                 8,935     9,042    9,023     8,991     8,998


Board of Directors of NASB  Financial  Inc.,  and North  American  Savings Bank,
F.S.B.
--------------------------------------------------------------------------------
David H. Hancock                         Frederick V. Arbanas                 W. Russell Welsh
Chairman                                 President, Fred Arbanas, Inc.        Managing Partner
Chief Executive Officer                  National Yellow Pages Service        Polsinelli, White, Vardeman &
NASB Financial, Inc. and                 Jackson County Legislature           Shalton
North American Savings Bank              Kansas City, Missouri                Kansas City, Missouri

Walter W. Pinnell                        Barrett Brady                        Linda S. Hancock
President                                President, J.C. Nichols Company      Linda Smith Hancock Interiors
NASB Financial, Inc. and                 Kansas City, Missouri                Kansas City, Missouri
North American Savings Bank

James A. Watson
Executive Vice President
North American Savings Bank


Officers of NASB Financial, Inc.
--------------------------------------------------------------------------------
David H. Hancock               Rhonda Nyhus                  John M. Nesselrode
Chairman                       Vice President and            Vice President
Chief Executive Officer        Corporate Secretary

Walter W. Pinnell              James A. Watson               Joe O'Flaherty
President                      Vice President                Vice President

Keith B. Cox                   Brad Lee                      Bruce Thielen
Vice President and Treasurer   Vice President                Vice President


Officers of North American Savings Bank, F.S.B.
--------------------------------------------------------------------------------
David H. Hancock                  Brad Lee                     Roger Campbell              Ron Reagan
Chairman                          Senior Vice President        Vice President              Vice President
Chief Executive Officer           Construction Lending         Construction Lending        Residential Lending

Walter W. Pinnell                 John M. Nesselrode           Barbara Cornwell            Lisa M. Reynolds
President                         Senior Vice President        Vice President              Vice President
                                  Chief Investment Officer     Human Resources             Construction Lending

James A. Watson                   Joe O'Flaherty               Pat Cox                     Dena Sanders
Executive Vice President          Senior Vice President        Vice President              Vice President
Operations and Branch Admin.      Residential Lending          Residential Lending         Construction Lending

Keith B. Cox                      Bruce Thielen                Wade Hall                   Cheryl Thompson
Executive Vice President          Senior Vice President        Vice President              Vice President
Chief Financial Officer           Residential Lending          Residential Lending         Construction Lending

Rhonda Nyhus                      Mike Anderson                Lisa Lillard                Neil Volkmann
Vice President                    Vice President               Vice President              Vice President
Corporate Secretary               Construction Lending         Commercial Lending          Residential Lending


Branch Offices
--------------------------------------------------------------------------------
Headquarters                   Independence, Missouri        Residential Lending           Residential Lending (cont.)
Grandview, Missouri            11221 East 23rd Street        949 NE Columbus               1611 Des Peres Road
12498 South 71 Highway                                       Lee's Summit, Missouri        St. Louis, Missouri

Lee's Summit, Missouri         Leawood, Kansas               3322 S. Campbell - Suite W    1014 Country Club Road
646 N. 291 Highway             8840 State Line Road          Springfield, Missouri         St. Charles, Missouri

St. Joseph, Missouri           Harrisonville, Missouri       12900 Metcalf - Suite 140     Construction Lending
920 North Belt                 2002 East Mechanic            Overland Park, Kansas         12125-D Blue Ridge Ext.

3011-B North Belt              Loan Administration           5620 SW 29th St.              11237 Nall Avenue
                               12125-D Blue Ridge Ext.       Topeka, Kansas                Leawood, Kansas

Kansas City, Missouri
8501 North Oak Trafficway

Investor Information
--------------------------------------------------------------------------------
Annual Meeting of Stockholders:
     The Annual Meeting of Stockholders will be held on Tuesday, January 23, 2001, at 10:00 a.m. at North American Savings Bank, 12125-D Blue Ridge Extension, Grandview, Missouri.

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

Independent Auditors:
     Deloitte & Touche LLP, 1010 Grand Avenue, Suite 400, Kansas City, Missouri 64106

Shareholder and Financial Information:
     Contact Keith B. Cox, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030, (816) 765-2200.

Common Stock Prices and Dividends
--------------------------------------------------------------------------------
     At September 30, 2000, stockholders held 8,500,249 outstanding shares of NASB Financial, Inc. common stock. The Company paid cash dividends of $0.0625 per share were paid in February, May, August, and November of 1998. Cash dividends of $0.08 per share were paid in February, May, August and November of 1999. Cash dividends of $0.10 per share were paid in February, May, and August of 2000.

     The table below reflects the Company's high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                                          Fiscal 2000            Fiscal 1999
         Quarter ended                   High      Low          High      Low
         December 31                 $   11.81     10.31        13.75     10.00
         March 31                        11.44      9.50        23.00     12.75
         June 30                         11.44      9.63        14.06     12.63
         September 30                    14.75     10.44        10.38     14.00