Form 10-K405, Exhibit 13
period 2001-09-30
NASB FINANCIAL INC
filed 2001-12-28
CIK 1059131

NASB FINANCIAL, INC.
2001 ANNUAL REPORT
-------------------------------------------------------------------

CONTENTS

2     Letter to Shareholders
3     Selected Consolidated Financial and Other Data
4-9   Management's Discussion and Analysis of Financial Condition and
          Results of Operations
10-33 Consolidated Financial Statements
34    Report of Independent Auditors
35    Summary of Unaudited Quarterly Operating Results
35-36 Listing of Directors and Officers, Branch Offices
37    Investor Information, Common Stock Prices and Dividends



FINANCIAL HIGHLIGHTS

                                   2001         2000         1999
                          ----------------------------------------
                       (Dollars in thousands, except per share data) For the year ended September 30:
  Net interest income          $  35,516       35,838       30,455
  Net income                      16,351       14,721       12,900
  Net income per share              1.91         1.66         1.43
  Return on average assets          1.67%        1.63%        1.65%
  Return on average equity         18.25%       18.12%       17.35%
  Dividend payout ratio            24.87%       22.89%       21.11%

At year end:
  Assets                       $ 971,462      984,525      825,737
  Loans                          896,470      914,012      751,040
  Customer deposit accounts      586,037      621,665      565,463
  Stockholders' equity            95,497       83,661       78,863
  Stockholders' equity to assets    9.83%        8.50%        9.55%
  Book value per share         $   11.23         9.84         8.81

Selected year end information:
  Stock price per share: Bid   $   14.51        14.50        10.375
                         Ask       15.30        15.50        10.50

(LOGO)

                                                  December 20, 2001



Dear Shareholder:


     I am pleased to present our 2001 Annual Report. The following pages describe another successful year for NASB Financial. As in previous years, there was much change and continues to be much optimism for the coming year.

     Nothing tells our tale better than the numbers. Since this company was restructured in early 1990, we have increased earnings per share at an average rate of 17.4 %. During this same period, our equity has grown at a compounded annual rate of 20.4%. If our good fortune continues, our capital will exceed $100 million in early 2002. I cannot tell you how far away a number like that seemed when we started this process at the North American Savings Association in 1990 (equity of $10.2 million).

     The single comparison of which we may be most proud is the negative growth during the past year in total assets (from $984 million to $971 million). The events of the past year have made it very difficult to create new assets, and to retain existing loans. This lack of growth illustrates that we are neither compromising our underwriting standards, nor accepting loans priced on unfavorable terms.

     The most significant issue with which we have dealt in the past year is the dramatic decrease in interest rates. Many good things happen to financial institutions when short-term rates drop to levels not seen in over a generation. We can borrow more cheaply, our assets are more valuable, and our customers can more easily service their obligations. Some of these advantages are not evident for some time, and we should benefit more greatly in the coming year. While our loan volumes have increased, the rapid prepayments of existing mortgages diminish the substantial values that we have placed on these assets.

     Last year we reported construction of a new savings branch at Barry
Road and Winter Avenue, just west of I-29.   This facility opened in
August `01, and I would invite all of our customers in this area to visit us there. In recognition that all areas are not well suited for our products, we sold our facility at 89th and State Line, Leawood, Kansas, to a local financial institution. This transfer closed in June `01.

     In October of this year, long-time Kansas City banking executive Walter Pinnell announced his retirement from NASB. Our Board of Directors is grateful for Walter's seven years of service as our President, and wishes him well in the future.

     As in previous years, we are optimistic about the future, and appreciate your continued support.


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



SUMMARY STATEMENT OF OPERATIONS              2001     2000     1999     1998     1997
-----------------------------------------------------------------------------------------
  Interest income                     $    85,309   78,962   63,557   62,391   60,031
  Interest expense                         49,793   43,124   33,102   34,542   35,254
                                         ------------------------------------------------
    Net interest income                    35,516   35,838   30,455   27,849   24,777
  Provision for loan losses                   460      600      300       64      477
                                         ------------------------------------------------
    Net interest income after provision
      for loan losses                      35,056   35,238   30,155   27,785   24,300
  Other income                             11,994    9,409   11,382   11,424    8,596
  General and administrative expenses      20,419   20,120   20,129   17,067   14,888
                                         ------------------------------------------------
    Income before income taxes and
      cumulative effect	of change in
      accounting principle                 26,631   24,527   21,408   22,142   18,008
   Income tax expense                      10,280    9,806    8,508    8,556    6,937
                                         ------------------------------------------------
      Net income                       $   16,351   14,721   12,900   13,586   11,071
                                         ================================================

Earnings per share:
  Basic                                $     1.91     1.66     1.43     1.52     1.23
  Diluted                                    1.90     1.63     1.40     1.48     1.19

Average shares outstanding (in thousands)   8,553    8,863    8,998    8,938    9,004




SUMMARY BALANCE SHEET                        2001     2000     1999     1998     1997
-----------------------------------------------------------------------------------------
Assets:
  Bank deposits                         $  12,166    1,577    7,317       --      513
  Stock in Federal Home Loan Bank          13,676   13,222    8,405    5,961    9,812
  Securities available for sale             7,420   10,006   19,510   24,951   33,603
  Loans receivable held for sale           92,864   88,320   92,232  131,845  138,869
  Mortgage-backed securities                6,864   10,445   13,019   21,612   30,016
  Loans receivable                        803,606  825,692  658,808  528,847  497,873
  Non-interest earning assets              34,866   35,263   26,446   22,838   22,778
                                         ------------------------------------------------
    Total assets                        $ 971,462  984,525  825,737  736,054  733,464
                                         ================================================

Liabilities:
  Customer & brokered deposit accounts  $ 586,037  621,665  565,463  545,504  520,544
  Advances from Federal Home Loan Bank 	  273,471  264,436  168,088  109,210  143,226
  Other borrowings                             --      100      150      200    1,680
  Non-interest costing liabilities         16,457   14,663   13,173   11,307    8,818
                                         ------------------------------------------------
    Total liabilities                     875,965  900,864  746,874  666,221  674,268
  Stockholders' equity                     95,497   83,661   78,863   69,833   59,196
                                         ------------------------------------------------
    Total liabilities and
      stockholders' equity              $ 971,462  984,525  825,737  736,054  733,464
                                         ================================================
  Book value per share                  $   11.23     9.84     8.81     7.84     6.62
                                         ================================================

 OTHER DATA                                  2001     2000     1999     1998     1997
                                         ------------------------------------------------
  Loans serviced for others              $ 591,263  706,668  667,644  546,198  454,169
  Number of full service branches                8        8        8        7        7
  Number of employees                          309      307      322      296      267
  Shares outstanding (in thousands)          8,504    8,500    8,949    8,904    8,944


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

     The Bank operates eight deposit branch locations, five residential loan origination branch offices, and two residential construction loan origination offices, primarily in the greater Kansas City area. Consumer loans are also offered through the Bank's branch network. Customer deposit accounts are insured up to allowable limits by the Savings Association Insurance Fund ("SAIF"), a division of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of Thrift Supervision ("OTS") and the FDIC.

FINANCIAL CONDITION
     Total assets as of September 30, 2001, were $971.5 million, an decrease of $13.1 million from the prior year-end. Average interest-earning assets increased $95.7 million from the prior year to $971.0 million.

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2001, the Bank originated $540.6 million in mortgage loans held for sale, $394.7 million in mortgage loans held for investment, and $31.6 million in other loans. This total of $966.9 million in loan originations was an increase of $272.9 million over the prior fiscal year.

     Included in the $92.9 million in loans held for sale as of September 30, 2001, are $8.3 million in residential mortgage loans held for sale with servicing released. All loans held for sale are carried at the lower of cost or fair value.

     The balance of total loans held for investment at September 30, 2001, was $803.6 million, a decrease of $22.1 million from September 30, 2000. During fiscal 2001, total originations and purchases of mortgage loans and other loans held for investment were $460.9 million. The gross balance of loans on business properties was $314.0 million at September 30, 2001, compared to $214.9 million as of the previous year end. The gross balance of construction and development loans was $217.3 million at September 30, 2001, a decrease of $29.5 million (12%).

     The balance of mortgage servicing rights decreased $6.8 million during fiscal 2001, a result of increased amortization due to an increase in current loan prepayment and estimated future prepayment on the underlying mortgage loans. In relationship to this decrease, the total balance of mortgage loans serviced for others was $591.3 million, a decrease of $115.4 million from the prior fiscal year-end.

     Total liabilities were $876.0 million at September 30, 2001, a decrease of $24.9 million (2.8%) from the previous year. Average interest-costing liabilities during fiscal year 2001 were $907.1 million, an increase of $94.3 million from fiscal 2000.

     Total customer deposit accounts decreased $45.6 million during fiscal year 2001, due primarily to the sale of the Bank's Leawood branch in July 2001. The total change in customer deposits was comprised of a decrease of $55.9 million in certificates of deposit, offset by increases of $2.9 million in demand deposit accounts, $7.1 million in savings accounts and $0.3 million in money market demand accounts. The average interest rate on customer deposits at September 30, 2001, was 4.55%, a decrease of 91 basis points from the prior year-end. The average balance of customer deposits during fiscal 2001 was $616.4 million, an increase of $23.6 million from fiscal 2000.

     During fiscal 2001, the Bank established a brokered deposit account relationship, on which it borrowed $10 million.

     Advances from the FHLB were $273.5 million at September 30, 2001, an increase of $9.0 million from the prior fiscal year-end. During fiscal year 2001, the Bank borrowed $226.0 million of new advances and made $217.0 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

     During the year ended September 30, 2001, the Company repurchased a total of 118,611 shares of its common stock at a cost of $1.8 million. Included in these repurchases were 63,405 shares, which the Company purchased pursuant to an Issuer Tender Offer at $15.00. Total fees and
expenses incurred for the offer were approximately $4,000.   Also during
fiscal 2001, the Company paid a total of $4.1 million in cash dividends to its stockholders.

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

     During fiscal year 2001, average interest-earning assets exceeded average interest-costing liabilities by $63.9 million, which was 6.3% of average total assets. In fiscal year 2000, average interest-earning assets exceeded average interest-costing liabilities by $62.5 million, which was 6.9% of average total assets.

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


                                                            As of
                                     Fiscal 2001           9/30/01
                              ---------------------------
                              Average            Yield/     Yield/
                              Balance  Interest   Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable          $ 914,576   82,166    8.98%      8.06%
  Mortgage-backed securities   14,856      980    6.60%      7.26%
  Investments                  23,261    1,437    6.18%      5.61%
  Bank deposits                18,350      726    3.96%      2.67%
                              --------------------------------------
    Total earning assets      971,043   85,309    8.79%      7.94%
                                       -----------------------------
Non-earning assets             38,849
                              --------
      Total                $1,009,892
                              ========

Interest-costing liabilities:
  Customer deposit accounts $ 616,393   31,669    5.14%      4.55%
  FHLB advances               290,658   18,121    6.23%      5.47%
  Other borrowings                 46        3    6.50%        --%
                              --------------------------------------
Total costing liabilities     907,097   49,793    5.49%      4.88%
                                       -----------------------------
Non-costing liabilities        15,187
Stockholders' equity           87,608
                              --------
    Total                  $1,009,892
                              ========
Net earning balance         $  63,946
                              ========
Earning yield less costing rate                   3.30%      3.06%
                                                ===================
Average interest-earning
    assets                  $ 971,043
                              ========
Net interest                            35,516
                                       ========
Net yield spread on avg.
  Interest-earning assets                         3.66%
                                                ========


                                                            As of
                                     Fiscal 2000           9/30/00
                              ---------------------------
                              Average            Yield/     Yield/
                              Balance  Interest   Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable          $ 832,898   76,078    9.13%      8.75%
  Mortgage-backed securities   20,042    1,330    6.64%      7.84%
  Investments                  16,563    1,217    7.35%      7.94%
  Bank deposits                 5,840      337    5.77%      6.28%
                              --------------------------------------
    Total earning assets      875,343   78,962    9.02%      8.71%
                                       -----------------------------
Non-earning assets             33,990
                              --------
      Total                 $ 909,333
                              ========

Interest-costing liabilities:
  Customer deposit accounts $ 592,780   29,641    5.00%      5.46%
  FHLB advances               219,909   13,476    6.13%      6.67%
  Other borrowings                115        7    6.07%      7.50%
                              --------------------------------------
Total costing liabilities     812,804   43,124    5.31%      5.82%
                                       -----------------------------
Non-costing liabilities        13,290
Stockholders' equity           83,239
                              --------
    Total                   $ 909,333
                              ========
Net earning balance         $  62,539
                              ========
Earning yield less costing rate                   3.71%      2.89%
                                                ===================
Average interest-earning
    assets                  $ 875,343
                              ========
Net interest                            35,838
                                       ========
Net yield spread on avg.
  Interest-earning assets                         4.09%
                                                ========

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

                                  Year ended September 30, 2001
                                            compared to
                                   year ended September 30, 2000
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $ (1,249)    7,457      (120)    6,088
  Mortgage-backed securities      (8)     (344)        2      (350)
  Investments                   (194)      492       (78)      220
  Bank deposits                 (106)      722      (227)      389
                            ----------------------------------------
Net change in interest income (1,557)    8,327      (423)    6,347
                            ----------------------------------------
Components of interest expense:
  Customer deposit accounts      830     1,181        17     2,028
  FHLB advances                  220     4,337        88     4,645
  Other borrowings                --        (4)       --        (4)
                            ----------------------------------------
Net change in
   interest expense            1,050     5,514       105     6,669
                            ----------------------------------------
Increase (decrease) in
   net interest income      $ (2,607)    2,813      (528)     (322)
                            ========================================



                                  Year ended September 30, 2000
                                            compared to
                                   year ended September 30, 1999
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $  1,907    13,443       481    15,831
  Mortgage-backed securities    (284)     (517)       71      (730)
  Investments                    401       (49)      (22)      330
  Bank deposits                  262      (167)     (121)      (26)
                            ----------------------------------------
Net change in interest income  2,286    12,710       409    15,405
                            ----------------------------------------
Components of interest expense:
  Customer deposit accounts    1,546     1,914        98     3,558
  FHLB advances                  663     5,309       498     6,470
  Other borrowings                (3)       (4)        1        (6)
                            ----------------------------------------
Net change in
   interest expense            2,206     7,219       597    10,022
                            ----------------------------------------
Increase (decrease) in
   net interest income      $     80     5,491      (188)    5,383
                            ========================================



COMPARISON OF YEARS ENDED SEPTEMBER 30, 2001 AND 2000

     For the fiscal year ended September 30, 2001, the Company had net income of $16.4 million, or $1.91 per share, compared to net income $14.7 million, or $1.66 per share in the prior year.

     Total interest income for the year ended September 30, 2001, was $85.3 million, an increase of $6.3 million (8%) over fiscal year 2000. $8.3 million of this increase was the result of an increase in average interest-earning assets of $95.7 million during the period from $875.3 million during fiscal 2000 to $971.0 million during fiscal 2001. The average yield on assets decreased during fiscal 2001 to 8.79% from 9.02% during fiscal 2000, which resulted in an offsetting decrease in total interest income of $1.6 million.

     Interest income on loans increased $6.1 million to $82.2 million in fiscal 2001, compared to $76.1 million during fiscal 2000.
Approximately $7.5 million of this increase was the result of an increase in the average balance of loans outstanding of $81.7 million over the prior period, offset by a decrease of $1.2 million as a result of a 15 basis point decrease in the average yield on loans. The weighted average rate on loans receivable at the year ended September 30, 2001, was 8.06%, a 69 basis point decrease from September 30, 2000.

     Interest on MBS declined during fiscal year 2001, primarily due to a decrease in the average balance of MBS of $5.2 million. In recent years, North American has focused its growth on the commercial real estate, residential construction, and residential "whole loan" portfolios, so there have been no purchases of MBS. Management plans to continue using MBS repayments as a source of funding for loan originations.

     Total interest expense during the year ended September 30, 2001, increased $6.7 million (15%) from the same period in the prior year. Specifically, interest on customer and brokered deposit accounts increased $2.0 million due to an increase in the average balance of $23.6 million and a 14 basis point increase in the average rate paid on interest-costing liabilities. The average rate paid on FHLB advances increased 10 basis points and the average balance increased $70.7 million. Management continues to use FHLB advances as a primary source of short-term financing.

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

     Management records a provision for loan losses in amounts sufficient to cover current net charge-offs and an estimate of probable losses based on an analysis of risks that management believes to be inherent in the loan portfolio. The Allowance for Loan and Lease Losses ("ALLL") recognizes the inherent risks associated with lending activities but, unlike a specific allowance, has not been allocated to particular problem assets but to a homogenous pool of loans. The provision for losses on loans was $460,000 during the year ended September 30, 2001, compared to $600,000 during fiscal 2000. Management analyzes the adequacy of the allowance on a monthly basis and believes that the Bank's specific loss allowances and ALLL are adequate. While management uses information currently available to determine these allowances, they can fluctuate based on changes in economic conditions and changes in the information available to management. Also, regulatory agencies review the Bank's allowances for loan loss as part of their examination, and they may require the Bank to recognize additional loss provisions based on the information available at the time of their examinations.

     Total other income for fiscal year 2001 was $12.0 million, an increase of $2.6 million from the amount earned in fiscal year 2000. Specifically, gains on loans held for sale increased $4.8 million due to an increase in the volume of loans sold. Customer fees and charges increased $0.8 million. During fiscal 2001, the Bank recorded a gain of $4.1 million on the sale of the Bank's Leawood, Kansas branch office. These increases were offset by a decrease in loan servicing fees of $5.8 million as a result of an increase in amortization of capitalized mortgage servicing rights, plus an increase in impairment provision on mortgage servicing rights of $0.8 million. The increased amortization and impairment of mortgage servicing rights were both a result of increases in actual and estimated future prepayments of the underlying mortgage loans.

     Since January 1, 2001, the Federal Reserve Board ("FRB") has decreased the discount rate (the rate member banks pay to borrow from the Federal Reserve) from 6.0% to 1.25%. Market interest rates and indices, including residential mortgage rates, have generally decreased in response. The decreases in residential mortgage rates have greatly increased the level of mortgage refinancing activity and resulted in a greatly increased level of mortgage prepayments. Since mortgage prepayment estimates and actual prepayments are significant components used to calculate the market value of mortgage servicing rights and their amortization, they have had a significant negative impact on the Company's earnings during fiscal 2001. This was partially offset by an increase in mortgage loan origination volume, and ultimately the gains on sale of that increased production.

     Total general and administrative expenses for fiscal 2001 were $20.4 million, up $0.3 million from the prior year. Specifically, the increase in compensation expense of $1.5 million (12%) was primarily the result of increased commissions and variable costs paid for the higher level of loan origination volume and was offset by decreases in advertising expenses of $198,000, and other expenses of $746,000.

COMPARISON OF YEARS ENDED SEPTEMBER 30, 2000 and 1999
     For the fiscal year ended September 30, 2000, the Company had net income of $14.7 million, or $1.66 per share, compared to net income in the prior year of $12.9 million, or $1.43 per share.

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

     Total other income for fiscal year 2000 was $9.4 million, a decrease of $2.0 million from fiscal year 1999. Specifically, gains on loans held for sale decreased $2.2 million due to a decrease in the volume of loans sold. The valuation of mortgage servicing rights during fiscal 2000 resulted in an impairment provision of $164,000 compared to a recovery of impairment during fiscal 1999 of $118,000. This was partially offset by an increase in loan servicing fees of $0.4 million due to a decrease in amortization of capitalized servicing rights, which resulted in a decrease in prepayment of the underlying mortgage loans. Also, customer service fees and charges increased $0.2 million.

     Total general and administrative expenses for fiscal year 2000 were relatively unchanged from the prior year. Specifically, the increase in compensation expense of $0.5 million (4.6%) was offset by decreases in Federal deposit insurance premiums of $150,000, advertising expenses of $283,000, and other expenses of $153,000.

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

     The following table is an interest rate sensitivity analysis, which summarizes information provided by the OTS, which estimates the changes in NPV of the Bank's portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank's current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OTS compiled this information using data from the Bank's Thrift Financial Report as of September 30, 2001. The model output data associated with the -300 basis point scenario was suppressed because of the relatively low current interest rate environment. Dollar amounts are expressed in thousands.




Changes in            Net Portfolio Value              NPV as % of PV of Assets
  Market        ------------------------------------             Board approved
Interest rates    $ Amount    $ Change   % Change       Actual      minimum
----------------------------------------------------  ------------------------
    + 3%           117,941     (17,354)     -13%        12.1%         6%
    + 2%           126,381      (8,914)      -7%        12.7%         6%
    + 1%           132,419      (2,876)      -2%        13.1%         7%
  no change        135,295          --       --	        13.2%         8%
    - 1%           137,982       2,687       +2%        13.3%         8%
    - 2%           144,105       8,810       +7%        13.7%         8%
    - 3%                --          --       --           --          8%



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

     Changing interest rates impact the demand for new loans, which affect the value and profitability of North American's loan origination department. Rate fluctuations inversely affect the value of the Bank's mortgage servicing portfolio because of their impact on mortgage prepayments. Falling rates usually stimulate a demand for new loans, which makes the mortgage banking operation more valuable, but also encourages mortgage prepayments, which depletes the value of mortgage servicing rights. Rising rates generally have the opposite effect on these operations.

LIQUIDITY AND CAPITAL RESOURCES
     The OTS specifies a required minimum liquidity ratio for thrift institutions, defined as liquid assets as a percentage of net withdrawable deposits and current borrowings. The Bank's liquidity ratio may increase or decrease depending on the availability of funds and the comparative yields on investment alternatives. For secondary sources of liquidity, the Bank may sell assets available for sale, borrow from primary securities dealers on a collateralized basis, or use the FHLB's credit facility.

     Effective July 18, 2001, the OTS adopted a rule that removed the regulation to maintain a specific average daily balance of liquid assets, but retained a provision that requires institutions to maintain sufficient liquidity to ensure their safe and sound operation. North American maintains a balance of liquid assets above the minimum regulatory requirement and at a level adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals.

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September 30, 2001, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirements, is provided in the notes to the consolidated financial statements.

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

NASB Financial, Inc. and Subsidiary
Consolidated Balance Sheets



                                                                                 September 30,
                                                                           -----------------------
                                                                                2001        2000
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                   $  16,043       3,647
Securities available for sale (Note 2) (amortized cost of
   $5,228 and $5,595 at September 30, 2001 and 2000, respectively)              5,014       4,775
Stock in Federal Home Loan Bank, at cost                                       13,676      13,222
Mortgage-backed securities (Notes 3 and 4):
  Available for sale, at market value (amortized cost of $2,338 and
    $5,246 at September 30, 2001 and 2000, respectively)                        2,406       5,231
  Held to maturity (market value of $7,462 and $10,795 at
    September 30, 2001 and 2000, respectively)                                  6,864      10,445
Loans receivable (Note 5):
  Held for sale, at lower of cost or market value (estimated market value
    of $96,681 and $90,013 at September 30, 2001 and 2000, respectively)       92,864      88,320
  Held for investment, net                                                    803,606     825,692
Accrued interest receivable                                                     5,587       6,291
Real estate owned, net (Note 6)                                                 8,043       3,683
Premises and equipment, net (Note 7)                                            6,872       5,823
Mortgage servicing rights, net (Note 8)                                         8,008      14,851
Other assets                                                                    2,479       2,545
                                                                           -----------------------
                                                                            $ 971,462     984,525
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Customer deposit accounts (Note 9)                                        $ 576,040     621,665
  Brokered deposit accounts                                                     9,997          --
  Advances from Federal Home Loan Bank (Note 10)                              273,471     264,436
  Other borrowings                                                                 --         100
  Escrows                                                                       7,116       6,897
  Income taxes payable (Note 11)                                                6,427       5,845
  Accrued expenses and other liabilities                                        2,914       1,921
                                                                           -----------------------
    Total liabilities                                                         875,965     900,864
                                                                           -----------------------

Commitments and contingencies (Note 18)

Stockholders' equity (Notes 12 and 13):
  Common stock of $0.15 par value: 20,000,000 authorized; 9,773,612 shares and 9,651,160 shares issued at September 30, 2001 and
    2000, respectively                                                          1,466       1,448
  Serial preferred stock of $1.00 par value: 7,500,000 shares
    authorized; none outstanding                                                   --          --
  Additional paid-in capital                                                   15,635      14,737
  Retained earnings                                                            93,340      81,055
  Treasury stock, at cost; 1,269,522 shares and 1,150,911 shares at
    September 30, 2001 and 2000, respectively                                 (14,854)    (13,078)
  Accumulated other comprehensive loss                                            (90)       (501)
                                                                           -----------------------
      Total stockholders' equity                                               95,497      83,661
                                                                           -----------------------
                                                                            $ 971,462     984,525
                                                                           =======================



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Income


                                                         Years Ended September 30,
                                                  ------------------------------------
                                                      2001         2000         1999
                                                  ------------------------------------
                                             (Dollars in thousands, except per share data)
Interest on loans receivable                      $  82,166       76,078       60,247
Interest on mortgage-backed securities                  980        1,330        2,060
Interest and dividends on securities                  1,437        1,217          887
Other interest income                                   726          337          363
                                                  ------------------------------------
     Total interest income                           85,309       78,962       63,557
                                                  ------------------------------------
Interest on customer deposit accounts                31,669       29,641       26,083
Interest on advances from Federal Home Loan
  Bank and other borrowings                          18,124       13,483        7,019
                                                  ------------------------------------
    Total interest expense                           49,793       43,124       33,102
                                                  ------------------------------------
    Net interest income                              35,516       35,838       30,455
Provision for loan losses                               460          600          300
                                                  ------------------------------------
    Net interest income after provision
      for loan losses                                35,056       35,238       30,155
                                                  ------------------------------------
Other income (expense):
  Loan servicing fees                                (4,583)       1,211          854
  Impairment recovery (loss) of mortgage
    servicing rights                                   (972)        (164)         118
  Customer service fees and charges                   3,662        2,854        2,651
  Provision for losses on real estate owned            (140)          --           --
  Gain on sale of securities available for sale          41           --           95
  Gain on sale of mortgage servicing rights              --            2           --
  Gain on sale of loans receivable held for sale      8,841        4,038        6,236
  Gain on sale of customer deposit branch             4,129           --           --
  Other                                               1,016        1,468        1,428
                                                  ------------------------------------
    Total other income                               11,994        9,409       11,382
                                                  ------------------------------------
General and administrative expenses:
  Compensation and fringe benefits                   13,784       12,321       11,781
  Premises and equipment                              2,293        2,459        2,422
  Advertising and business promotion                    442          640          923
  Federal deposit insurance premiums                    121          175          325
  Other                                               3,779        4,525        4,678
                                                  ------------------------------------
     Total general and administrative expenses       20,419       20,120       20,129
     Income before income tax expense                26,631       24,527       21,408
                                                  ------------------------------------
Income tax expense:
  Current                                            14,596        8,557        6,799
  Deferred                                           (4,316)       1,249        1,709
                                                  ------------------------------------
    Total income tax expense                         10,280        9,806        8,508
                                                  ------------------------------------
      Net income                                  $  16,351       14,721       12,900
                                                  ====================================

Basic earnings per share                          $    1.91         1.66         1.43
                                                  ====================================

Diluted earnings per share                        $    1.90         1.63         1.40
                                                  ====================================

Weighted average shares outstanding               8,552,936    8,863,432    8,997,552



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows


                                                              Years ended September 30,
                                                            -----------------------------
                                                               2001      2000      1999
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 16,351    14,721    12,900
  Adjustments to reconcile net income to net cash
   provided by(used in) operating activities:
    Depreciation                                                 849       954     1,056
    Amortization and accretion                                 3,526      (303)   (1,221)
    Deferred income tax expense                               (4,316)    1,249     1,709
    Gain on sale of securities available for sale                (41)       --       (95)
    Impairment loss (recovery) of mortgage servicing rights      972       164      (118)
    Gain on sale of mortgage servicing rights                     --        (2)       --
    Gain on sale of loans receivable held for sale            (8,841)   (4,038)   (6,236)
    Provision for loan losses                                    460       600       300
    Provision for losses on real estate owned                    140        --        --
    Origination and purchase of loans receivable
      held for sale                                         (540,621) (288,100) (388,317)
    Sale of loans receivable held for sale                   578,409   285,854   384,693
Changes in:
  Accrued interest receivable                                    705    (1,459)     (377)
  Accrued expenses and other liabilities and
    income taxes payable                                       5,612       903       (62)
                                                            ----------------------------
    Net cash provided by operating activities                 53,205    10,543     4,232

Cash flows from investing activities:
 Principal repayments of mortgage-backed securities:
  Held to maturity                                             3,605     2,604     8,520
  Available for sale                                           2,909     3,946     5,100
  Principal repayments of mortgage loans receivable held
    for investment and held for sale                         411,076   255,174   229,323
  Principal repayments of other loans receivable              30,834    25,954    20,441
  Principal repayments of securities available for sale          367        --        31
  Loan origination - mortgage loans receivable
    held for investment                                     (394,685) (374,443) (265,514)
  Loan origination - other loans receivable                  (31,610)  (31,511)  (32,885)
  Purchase of mortgage loans receivable held for investment  (34,636)  (36,489)  (37,696)
  Purchases of Federal Home Loan Bank stock                     (454)   (4,817)   (2,444)
  Purchases of securities available for sale                 (19,772)       --        --
  Proceeds from sale of securities available for sale         19,819        --     1,948
  Proceeds from sale of real estate owned                      5,109     2,410     1,653
  Premises and equipment purchases                            (1,898)   (2,058)     (957)
  Other                                                          (73)   (1,719)      213
                                                            ----------------------------
    Net cash used in investing activities                     (9,409) (160,949)  (72,267)


NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows (continued)


                                                              Years ended September 30,
                                                            -----------------------------
                                                               2001      2000      1999
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from financing activities:
  Net increase (decrease) in customer deposit accounts       (35,628)   56,202    19,959
  Proceeds from advances from Federal Home Loan Bank         226,000   303,200   259,100
  Repayment of advances from Federal Home Loan Bank         (216,965) (206,852) (200,222)
  Repayment of other borrowings                                 (100)      (50)      (50)
  Cash dividends paid                                         (4,066)   (3,370)   (2,723)
  Stock options exercised                                        916       904       685
  Repurchase of common stock                                  (1,776)   (7,438)   (1,570)
  Change in escrows                                              219       587       395
                                                            -----------------------------
    Net cash provided by (used in) financing activities      (31,400)  143,183    75,574
                                                            -----------------------------
    Net increase (decrease) in cash and cash equivalents      12,396    (7,223)    7,539
    Cash and cash equivalents at beginning of period           3,647    10,870     3,331
                                                            -----------------------------

    Cash and cash equivalents at end of period              $ 16,043     3,647    10,870
                                                            =============================

Supplemental disclosure of cash flow information:
  Cash paid for income taxes (net of refunds)               $  9,976     6,905     6,973
  Cash paid for interest                                      49,734    43,035    33,224

Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of loans receivable to real estate owned       $  9,821     3,468     1,782
  Conversion of real estate owned to loans receivable             78        94       314
  Capitalization of mortgage servicing rights                  1,783     3,170     7,656
  Transfer of loans from held to maturity to held for sale    67,117        --        --




See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity


                                                                          Accumulated
                                        Additional                           other          Total
                                Common   paid-in    Retained   Treasury  comprehensive   stockholders'
                                 stock    capital   earnings     stock   income (loss)      equity
                              ---------------------------------------------------------------------
                                                         (Dollars in thousands)
Balance at October 1, 1998     $ 1,400    13,196     59,527     (4,070)       (220)         69,833
 Comprehensive income:
  Net income                        --        --     12,900         --          --          12,900
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities    --        --         --         --        (262)           (262)
                                                                                         ----------
  Total comprehensive income        --        --         --         --          --          12,638
 Cash dividends declared            --        --     (2,723)        --          --          (2,723)
 Stock options exercised            25       660         --         --          --             685
 Purchase of common stock
   for treasury                     --        --         --     (1,570)         --          (1,570)
                              ---------------------------------------------------------------------
Balance at September 30, 1999    1,425    13,856     69,704     (5,640)       (482)         78,863
 Comprehensive income:
  Net income                        --        --     14,721         --          --          14,721
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities    --        --         --         --         (19)            (19)
                                                                                         ----------
  Total comprehensive income        --        --         --         --          --          14,702
 Cash dividends declared            --        --     (3,370)        --          --          (3,370)
 Stock options exercised            23       881         --         --          --             904
 Purchase of common stock
    for treasury                    --        --         --     (7,438)         --          (7,438)
                              ---------------------------------------------------------------------
Balance at September 30, 2000    1,448    14,737     81,055    (13,078)       (501)         83,661
 Comprehensive income:
  Net income                        --        --     16,351         --          --          16,351
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --         411             411
                                                                                         ----------
  Total comprehensive income        --        --         --         --          --          16,762
 Cash dividends declared            --        --     (4,066)        --          --          (4,066)
 Stock options exercised            18       898         --         --          --             916
 Purchase of common stock
   for treasury                     --        --         --     (1,776)         --          (1,776)
                              ---------------------------------------------------------------------
Balance at September 30, 2001 $  1,466    15,635     93,340    (14,854)        (90)         95,497
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

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $12.2 million and $1.6 million as of September 30, 2001 and 2000, respectively.

SECURITIES AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE
     Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2001, and 2000, the Company had no assets designated as trading. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

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

LOANS RECEIVABLE HELD FOR SALE
     At the time of origination, management designates as held for sale those loans that it does not intend to hold to maturity. Accordingly, such loans are carried at the lower of amortized cost (outstanding principal balance adjusted for unamortized deferred loan fees and costs) or market value. Market values for such loans are determined based on sale commitments or dealer quotations. Gains or losses on such sales are recognized using the specific identification method. Interest, including amortization and accretion of deferred loan fees and costs, is included in interest income.

LOANS RECEIVABLE HELD FOR INVESTMENT, NET
     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal less an allowance for loan losses, undisbursed loan funds and unearned discounts and loan fees, net of certain direct loan origination costs. Interest on loans is credited to income as earned and accrued only when it is deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become doubtful. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears or recorded as income, depending on Bank management's assessment of the ultimate collectibility of the loan. Nonaccrual loans may be restored to accrual status when principal and interest become current and the full payment of principal and interest is expected.

     Net loan fees and direct loan origination costs are deferred and amortized as yield adjustments to interest income using the level-yield method over the contractual lives of the related loans.

PROVISIONS FOR LOAN LOSSES
     The Bank considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Bank records a loss valuation equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's effective rate based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. One-to-four family residential loans and consumer loans are collectively evaluated for impairment. Loans on residential properties with greater than four units, on construction and development and commercial properties are evaluated for impairment on a loan by loan basis. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent losses in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying
collateral, and current economic conditions.    Assessing the adequacy
of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In management's opinion, the allowance, when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in the Bank's loan portfolio.

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

     The Company provides for income taxes using the asset/liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

     As a result of changes in the Federal tax code, the Bank's bad debt deduction for the year ended September 30, 2001 and 2000, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the "base-year." The recapture of the excess reserve will be completed over a six-year phase-in-period beginning with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $2 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank's capital in the form of stock redemptions has caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

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

     Impairment Evaluation - The Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights, the Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights. During the years ended September 30, 2001 and 2000, the Bank recorded an impairment loss on mortgage servicing rights of $972,000 and $164,000, respectively. During the year ended September 30, 1999, the value of servicing rights increased, which resulted in a recovery of valuation allowance of $118,000.

REVENUE RECOGNITION
     Interest income, loan servicing fees, customer service fees and charges and ancillary income related to the Bank's deposits and lending activities are accrued as earned.

RECENTLY ISSUED ACCOUNTING STANDARDS
     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," the Statement establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities. The Statement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statements were effective for the Company's consolidated financial statements on October 1, 2000. As the Company does not hold any derivatives or embedded derivatives as defined by the Statements, the adoption of the Statements on October 1, 2000, did not result in a transition adjustment.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," and rescinded SFAS No. 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125." It revised the standards for accounting for securitizations and other transfers of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. This Statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This Statement was also effective for the recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Implementation of this Statement did not have a material effect on the Company's consolidated financial statements.

     The FASB recently issued SFAS No. 141, "Business Combinations," No. 142, "Goodwill and Other Intangible Assets," No. 143, "Accounting for Asset Retirement Obligations," and No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These Statements are effective on various dates throughout the Company's 2003 fiscal year. Implementation of these Statements is not expected to have a material effect on the Company's consolidated financial statements.

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

RECLASSIFICATIONS
     Certain amounts for 2000 and 1999 have been reclassified to conform to the current year presentation.

FAIR VALUE OF FINANCIAL INSTRUMENTS
     Estimated fair value amounts have been determined using available market information and a selection from a variety of valuation methodologies. However, considerable judgment is required to interpret market data in developing the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amount that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument presented as of September 30, 2001 and 2000:

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

(2) SECURITIES AVAILABLE FOR SALE

     Summaries of securities available for sale are provided in the following tables. Dollar amounts are expressed in thousands.

                                          September 30, 2001
                           --------------------------------------------
                                        Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                              cost       gains       losses       value
                           --------------------------------------------
U.S. Government Obligations $ 2,490         --          (6)       2,484
Equity securities             2,738         --        (208)       2,530
                           --------------------------------------------
   Total                   $  5,228         --        (214)       5,014
                          =============================================


                                          September 30, 2000
                           --------------------------------------------
                                        Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    market
                              cost       gains       losses       value
                        -----------------------------------------------
U.S. Government obligations $ 2,857         --          (7)       2,850
Equity securities             2,738         --        (813)       1,925
                           --------------------------------------------
   Total                    $ 5,595         --        (820)       4,775
                           ============================================

     During the year ended September 30, 2001, gross gains of $41,000 and no losses were recognized on the sale of securities available for sale. There were no sales of securities available for sale during the year ended September 30, 2000. During the year ended September 30, 1999, gross gains of $95,000 and no losses were recognized on the sale of securities available for sale.

    The scheduled maturities of securities available for sale at September 30, 2001, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains       losses       value
                           --------------------------------------------
No stated maturity         $  2,738         --        (208)       2,530
Due from five to ten years    2,490         --          (6)       2,484
                           --------------------------------------------
   Total                   $  5,228         --        (214)       5,014
                           ============================================


(3) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.


                                                    September 30, 2001
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized        market
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $   2,253          59           --           2,312
Mortgage-backed derivatives (including
  CMO residuals and interest-only
  securities)                              85           9           --              94
                                    -----------------------------------------------------
     Total                          $   2,338          68           --           2,406
                                    =====================================================


                                                     September 30, 2000
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized        market
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $   3,976         20           (3)           3,993
FNMA pass-through certificates -
  fixed rate                            1,167         --          (36)           1,131
Mortgage-backed derivatives (including
  CMO residuals and interest-only
  securities)                             103          4           --              107
                                    -----------------------------------------------------
       Total                        $   5,246         24          (39)           5,231
                                    =====================================================



     There were no sales of mortgage-backed securities available for sale during the years ended September 30, 2001, 2000, or 1999.

     Mortgage-backed securities available for sale have contractual maturities in excess of ten years at September 30, 2001. Actual maturities of mortgage-backed securities available for sale may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations.


(4) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

     The following tables present a summary of mortgage-backed securities held to maturity. Dollar amounts are expressed in thousands.



                                                    September 30, 2001
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized        market
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $   1,363         56           --            1,419
  Balloon maturity and
    adjustable rate                     2,327         63           --            2,390
FNMA pass-through certificates:
  Fixed rate                              154         --           --              154
  Balloon maturity and
    adjustable rate                       311          5           --              316
Pass-through certificates guaranteed
  by GNMA - fixed rate                    330         14           --              344
Collateralized mortgage
  obligation bonds                        537        246           (1)             782
Other asset-backed securities           1,842        215           --            2,057
                                    -----------------------------------------------------
     Total                           $  6,864        599           (1)           7,462
                                    =====================================================


                                                    September 30, 2000
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized        market
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $   1,877         27          (21)           1,883
  Balloon maturity and
    adjustable rate                     3,980         --          (35)           3,945
FNMA pass-through certificates:
  Fixed rate                              224         --           (9)             215
  Balloon maturity and
    adjustable rate                       434         --           (7)             427
Pass-through certificates guaranteed
  by GNMA - fixed rate                    391          9           (2)             398
Collateralized mortgage
  obligation bonds                        945        251           (1)           1,195
Other asset-backed securities           2,594        138           --            2,732
                                    -----------------------------------------------------
     Total                         $   10,445        425          (75)          10,795
                                    =====================================================

     The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2001, are presented in the following table. Dollar amounts are expressed in thousands.


                                       Gross        Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains       losses       value
                          ---------------------------------------------
Due from one to five years $ 2,425          68          --       2,493
Due from five to ten years   3,140         510          --       3,650
Due after ten years          1,299          21          (1)      1,319
                         ---------------------------------------------
     Total                 $ 6,864         599          (1)      7,462
                         =============================================


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

                                      September 30, 2001
                       -----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains      losses       value
                       -----------------------------------------------
Customer deposit accounts $  2,509       84           --        2,593



                                      September 30, 2000
                       -----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains      losses       value
                       -----------------------------------------------
Customer deposit accounts $  3,823        13         (42)      3,794



     All dispositions of mortgage-backed securities held to maturity during fiscal 2001, 2000, and 1999 were the result of maturities or calls.


(5) LOANS RECEIVABLE

     The following table provides a detail of loans receivable as of September 30. Dollar amounts are expressed in thousands.


HELD FOR INVESTMENT                           2001           2000
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties               $  279,679        371,201
    Business properties                     314,025        214,882
    Partially guaranteed by VA or
      insured by FHA                         30,898         26,711
    Construction and development            217,354        246,822
                                         ---------------------------
Total mortgage loans                        841,956        859,616
Commercial loans                             10,857          7,143
Installment loans and lease financing
  to individuals                             49,075         48,646
                                         ---------------------------
Total loans receivable held
  for investment                            901,888        915,405
Less:
  Undisbursed loan funds                    (85,384)       (76,872)
  Unearned discounts and fees on
    loans, net of deferred costs             (7,063)        (5,684)
  Allowance for losses on loans              (5,835)        (7,157)
                                         ---------------------------
    Net loans receivable held
      for investment                      $ 803,606        825,692
                                         ===========================

HELD FOR SALE                                 2001           2000
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties               $  108,149         97,796
    Partially insured by FHA                     --            427
                                          --------------------------
                                            108,149         98,223
Less:
  Undisbursed loan funds                    (15,331)        (9,861)
  Unearned discounts and fees on loans,
    net of deferred costs                        46            (42)
                                          --------------------------
    Net loans receivable held for sale    $  92,864         88,320
                                          ==========================

     Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $3.3 million and $4.4 million at September 30, 2001 and 2000, respectively.

     Whole loans and participations serviced for others were approximately $591.3 million and $706.7 million at September 30, 2001 and 2000, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

     First mortgage loans were pledged to secure FHLB advances in the amount of approximately $328.2 million and $330.5 million at September 30, 2001 and 2000, respectively.

     Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2001 and 2000. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

     As of September 30, 2001 and 2000, loans with an aggregate principal balance of approximately $6.9 million and $4.4 million, respectively, were on nonaccrual status. Gross interest income would have increased by $422,000, $264,000 and $248,000 for the years ended September 30, 2001, 2000 and 1999, respectively, if the nonaccrual loans had been performing.

     The following table presents the activity in the allowance for losses on loans for 2001, 2000, and 1999. Allowance for losses on mortgage loans includes specific valuation allowances and valuation allowances associated with homogenous pools of loans. Dollar amounts are expressed in thousands.

                                     2001       2000       1999
                                 ---------------------------------
Balance at beginning of year     $  7,157      6,671      6,405
  Provisions                          460        600        300
  Charge-offs                      (1,842)      (116)       (57)
  Recoveries                           60          2         23
                                 ---------------------------------
Balance at end of year           $  5,835      7,157      6,671
                                 =================================

     The following table provides a summary of information on impaired loans. Dollar amounts are expressed in thousands.

                                                  September 30,
                                                ----------------
                                                   2001   2000
                                                ----------------
  Impaired loans with a valuation allowance     $ 3,566  6,691
  Impaired loans without a valuation allowance       --     --
                                                ----------------
                                                $ 3,566  6,691
                                                ================
   Valuation applicable to impaired loans       $ 1,104  1,189
                                                ================

                                               2001    2000    1999
                                             ------------------------
   Average balance of impaired loans        $ 6,898   3,104   1,996
   Interest income recognized on
       impaired loans                           484     431     151
   Interest income received on a cash basis
       on impaired loans                        516     538      91

     During fiscal 2001, the Bank restructured one $3.5 million loan secured by a nursing home in Eau Claire, Wisconsin, which was the result of the borrower's bankruptcy reorganization. In the restructuring, the interest rate was reduced and accrued interest was capitalized to the loan balance. The Bank has a valuation allowance of $821,000 against this loan, which results in a net carrying value of $2.7 million.

     During fiscal 2000, the Bank restructured a $1.1 million loan on a 57-unit motel in Platte City, Missouri. The Bank modified this loan to reduce the required amount of principal amortization during the next year, which will effectively extend the loan's maturity. After that time, the initial terms will apply. The Bank has a valuation allowance of $284,000 against this loan, which results in a net carrying value of $841,000.

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





                                             2001
                 --------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
-------------------------------------------------------------------------------
Missouri        $ 161,202     62,691       81,703        91,077       396,673
Kansas             74,352     14,538       45,410       122,106       256,406
Iowa               23,117         --       11,034            --        34,151
Colorado              895     21,837        2,825            --        25,557
Oklahoma            3,614         --       18,260            --        21,874
Minnesota           9,999      9,784           --            --        19,783
Indiana            15,157         --        1,770            --        16,927
Texas               1,022      9,816          762            --        11,600
Wisconsin           1,555         --        9,069            --        10,624
Illinois            5,746      1,041        3,426            --        10,213
Other              22,310      1,195        9,939         4,704        38,148
                 --------------------------------------------------------------
                $ 318,969    120,902      184,198       217,887       841,956
                 ==============================================================



                                             2000
                 -------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
------------------------------------------------------------------------------
Missouri        $ 220,826        987      130,994       106,674       459,481
Kansas             90,365         --       30,021       140,148       260,534
Iowa               25,865         --       10,542            --        36,407
Oklahoma            4,231         --       16,516            --        20,747
Nebraska            4,920         --        9,353            --        14,273
Minnesota          11,794         --           --            --        11,794
Indiana             8,889         --        1,841            --        10,730
Other              26,201      3,834       15,615            --        45,650
                 -------------------------------------------------------------
                $ 393,091      4,821      214,882       246,822       859,616
                 =============================================================



     Proceeds from the sale of loans receivable held for sale during fiscal 2000, 1999 and 1998, were $578.4 million, $285.9 million, and $384.7 million, respectively. In fiscal 2001, the Bank realized gross gains of $10.0 million and gross losses of $1.2 million on those sales. In fiscal 2000, gross gains of $4.5 million and gross losses of $0.5 million were realized. In fiscal 1999, the Bank realized gross gains of $6.3 million and $40,000 of gross losses.

(6) REAL ESTATE OWNED

     The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.



                                          2001       2000
                                        -------------------
Real estate acquired through (or deed in
  lieu of) foreclosure                  $ 9,243      4,912
Less: allowance for losses               (1,200)    (1,229)
                                        --------------------
    Total                               $ 8,043      3,683
                                        ====================

     The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.


                                 2001     2000     1999
                               --------------------------
Balance at beginning of year $   1,229    1,289    1,336
Provisions                         140       --       --
Charge-offs                       (633)    (349)    (262)
Recoveries                         464      289      215
                               --------------------------
Balance at end of year       $   1,200    1,229    1,289
                               ==========================


(7) PREMISES AND EQUIPMENT

     The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

                                       2001       2000
                                    -------------------
Land                                $ 2,569      2,516
Buildings and improvements            6,519      5,010
Furniture, fixtures and equipment     6,763      6,738
                                    -------------------
                                     15,851     14,264
  Accumulated depreciation           (8,979)    (8,441)
                                    -------------------
  Total                            $  6,872      5,823
                                    ===================


     Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended
September 30, 2001, 2000, and 1999 were approximately $653,000,
$694,000, and $584,000, respectively.

     Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.


Fiscal year ended
September 30,		      Amount
----------------------------------
2002                     $   429
2003                         158
2004                          87
2005                          46
                          --------
     Total               $   720
                          ========

(8) MORTGAGE SERVICING RIGHTS

     The following provides information about the Bank's mortgage servicing rights for the years ended September 30. Dollar amounts are expressed in thousands.


                                          2001      2000      1999
                                       ----------------------------
Balance at beginning of year           $14,851    13,881     7,853
Additions:
  Originated mortgage servicing rights   1,772     4,391     7,672
Reductions:
  Amortization                          (7,643)   (1,997)   (1,762)
  Sale of mortgage servicing rights         --    (1,260)       --
  Impairment recovery (loss)              (972)     (164)      118
                                       ----------------------------
Balance at end of year                 $ 8,008    14,851    13,881
                                       ============================


(9) CUSTOMER DEPOSIT ACCOUNTS

     Customer deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.


                                   2001                  2000
                             -----------------    ----------------
                               Amount      %         Amount      %
-------------------------------------------------------------------
Demand deposit accounts     $  65,885     11         63,010     10
Savings accounts               84,918     15         77,839     13
Money market demand accounts    6,782      1          6,505      1
Certificate accounts          418,455     71        474,311     76
Brokered accounts               9,997      2             --     --
                             -----------------    -----------------
                            $ 586,037    100        621,665    100
                             =================    =================
Weighted average interest rate   4.55%                 5.46%
                             ===========          ============

     The aggregate amount of certificate accounts in excess of $100,000 was approximately $60.6 million and $47.9 million as of September 30, 2001 and 2000, respectively.

     The following table presents contractual maturities of certificate and brokered accounts as of September 30, 2001. Dollar amounts are expressed in thousands.

                 Maturing during the fiscal year ended September 30,
              ---------------------------------------------------------
                                                        2007 and
                 2002    2003    2004    2005    2006    after   Total
              ---------------------------------------------------------
Certificate
    accounts $ 312,063  80,635  13,519   5,946   4,053   2,239  418,455
Brokered
    accounts     9,997      --      --      --      --      --    9,997
              ---------------------------------------------------------
               322,060  80,635  13,519   5,946   4,053   2,239  428,452
              =========================================================


     The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

                             2001       2000       1999
                          --------------------------------
Savings accounts          $  3,135      3,400      3,257
Money market demand and
  demand deposit accounts      860        952        994
Certificate accounts        27,674     25,289     21,832
                          --------------------------------
                          $ 31,669     29,641     26,083
                          ================================

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

                                     2001                 2000
                              -----------------    -----------------
                                       Weighted             Weighted
                                       Average               Average
Year ended September 30,       Amount    Rate       Amount     Rate
--------------------------------------------------------------------
     2001                    $     --       --    $183,965     6.75%
     2002                     179,279     4.93%      4,279     6.56%
     2003                      90,293     6.57%     72,293     6.57%
     2004                         307     5.25%        307     5.25%
     2005                         323     5.25%        323     5.25%
     2006 through 2014          3,269     5.25%      3,269     5.25%
                             ------------------    -----------------
                            $ 273,471     5.47%   $264,436     6.67%
                             ==================    =================


(11) INCOME TAXES PAYABLE

     The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:


                                            2001     2000     1999
                                          --------------------------
Statutory federal income tax rate           35.0%    35.0%    35.0%
State income taxes, net of federal benefit   3.0      3.0      1.5
Other, net                                   0.6      2.0      3.2
                                          --------------------------
                                            38.6%    40.0%    39.7%
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

                                          2001     2000     1999
                                      ----------------------------
Deferred loan fees and costs          $     33     (926)     344
Accrued interest receivable                 (5)      --      (15)
Book depreciation in excess of
   tax depreciation                       (155)     (21)    (122)
Basis difference on investments             (8)      10        6
Loan loss reserves                         576     (182)    (173)
Mark-to-market adjustment                 (351)     (79)     165
Mortgage servicing rights               (4,230)   2,635    1,545
Prepaid expenses                           (12)     (20)       7
Other                                     (164)    (168)     (48)
                                      ----------------------------
                                      $ (4,316)   1,249    1,709
                                      ============================

     The tax effect of significant temporary differences representing deferred tax assets (liabilities) are presented in the following table. Dollar amounts are expressed in thousands.


                                                      2001     2000
                                                    -----------------
Deferred income tax assets:
  Loan loss reserves                                $ 1,350    1,926
  Book depreciation in excess of tax depreciation       517      362
  Unrealized loss on securities available for sale       56      334
  Mark-to-market adjustment                             461      110
  Deferred loan fees and costs                           43       76
  Other                                                 238       74
                                                    -----------------
                                                      2,665    2,882
                                                    -----------------
Deferred income tax liabilities:
  Mortgage servicing rights                          (1,574)  (5,804)
  Prepaid expenses                                      (16)     (21)
  Basis difference on investments                      (433)    (441)
  Prepaid expenses                                      (48)     (60)
                                                     ----------------
                                                    $(2,071)  (6,326)
                                                     ----------------
                                                    $   594   (3,444)
                                                     ================

(12) STOCKHOLDERS' EQUITY

     During fiscal 2001, the Company paid quarterly cash dividends on common stock of $0.125 per share on February 23, 2001, May 25, 2001, and August 31, 2001, and $0.10 per share on November 24, 2000.

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

     During fiscal 2001, the Company repurchased 118,611 shares of its own stock with a total value of $1.8 million at the time of repurchase. Of those, 63,405 shares were repurchased in conjunction with an issuer tender offer at a price of $15.00 per share, with a total value of $951,000. During fiscal 2000, 603,037 shares were repurchased with a total value of $7.4 million at the time of repurchase.

     Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table. Dollar amounts are expressed in thousands, except per share data.

                                       Year Ended September 30,
                                --------------------------------------
                                     2001         2000       1999
                                --------------------------------------
Net income                        $ 16,351       14,721     12,900

Basic weighted average shares    8,552,936    8,863,432  8,997,552
Effect of stock options             56,537      159,577    189,049
                                --------------------------------------
Dilutive potential common shares 8,609,473    9,023,009  9,186,601

Earnings per share:
  Basic                           $   1.91         1.66       1.43
  Dilutive                            1.90         1.63       1.40


     The dilutive securities included for each period presented above consist entirely of stock options granted to employees as incentive stock options under Section 442A of the Internal Revenue Code as amended (Note 16).

(13) REGULATORY CAPITAL REQUIREMENTS

     The Bank is subject to various regulatory capital requirements as administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1, total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes that, as of September 30, 2001, the Bank meets all capital adequacy requirements, to which it is subject.

     As of September 30, 2001 and 2000, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management does not believe that there are any conditions or events occurring since notification that would change the Bank's category.

     The following tables summarize the relationship between the Bank's capital and regulatory requirements. Dollar amounts are expressed in thousands.
                                              September 30,
                                           ------------------
                                             2001      2002
-------------------------------------------------------------
GAAP capital (Bank only)                  $ 86,483    81,070
Adjustment for regulatory capital:
  Intangible assets                           (135)   (1,385)
  Disallowed servicing asset                  (718)      (96)
  Reverse the effect of SFAS No. 115           (38)       14
                                           ------------------
     Tangible capital                       85,592    79,603
  Qualifying intangible assets                  --     1,274
                                           ------------------
     Tier 1 capital (core capital)          85,592    80,877
  Qualifying general valuation allowance     4,147     5,035
                                           ------------------
     Risk-based capital                   $ 89,739    85,912
                                           ==================



                                                               As of September 30, 2001
                                         --------------------------------------------------------------

                                            Actual          Minimum Required for  Minimum Required to be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $ 89,739    12.3%     58,531     >=8%        73,164     >=10%
Core capital to adjusted tangible assets  85,592     8.8%     38,721     >=4%        48,401     >=5%
Tangible capital to tangible assets       85,592     8.8%     14,520    >=1.5%           --      --
Tier 1 capital to risk-weighted assets    85,592    11.7%         --      --         43,898     >=6%




                                                                As of September 30, 2000
                                         --------------------------------------------------------------
                                            Actual          Minimum Required for  Minimum Required to be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $ 85,912    11.8%     58,053     >=8%        72,566     >=10%
Core capital to adjusted tangible assets  80,877     8.2%     39,295     >=4%        49,119     >=5%
Tangible capital to tangible assets       79,603     8.1%     14,736    >=1.5%           --      --
Tier 1 capital to risk-weighted assets    80,877    11.1%         --      --         43,540     >=6%



(14) BRANCH SALE

     On July 28, 2001, the Bank sold its branch office in Leawood, Kansas to another financial institution. In addition to the branch building, the sale included $52 million in customer deposits, on which the sale price was primarily based. The sale resulted in a pre-tax gain for the Bank of $4.1 million. This amount has been included as other income in the accompanying consolidated statements of income.

     Since the branch sale was primarily comprised of customer deposit liabilities, the Bank paid cash to the buyer at settlement. To fund the sale, the Bank sold two separately identified portfolios of residential mortgage loans. Pursuant to such sale, during the quarter ended March 31, 2001, the Bank transferred the following residential loan portfolios from the held for investment category to the held for sale category: 1) $57 million of fixed rate loans with 15-year original maturities that were approximately 5 to 6 years old, and 2) $11 million of fixed rate loans with 30-year original maturities that were approximately 2 years old. This transfer of loans to the held for sale category and their subsequent sale was for the express purpose of funding the branch sale.


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

     The Bank's contributions to the Plan amounted to $276,000, $227,000, and $226,000 for the years ended September 30, 2001, 2000, and 1999, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of income.

(16) STOCK OPTION PLAN

     The Bank maintains a stock option plan ("Option Plan") through which options to purchase up to 10% of the number of shares of common stock originally issued, as adjusted for a 4-for-1 stock split in March 1999 and the stock dividends discussed below, were granted to officers and employees of the Bank. Options were granted for a period of ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant. As of September 30, 2001, the time frame for issuing new option agreements under the Option Plan had expired.

     The following table summarizes Option Plan activity during fiscal 2001, 2000, and 1999. The number of shares and price per share have been adjusted to reflect the four-for-one stock split in fiscal 1999.

                                            Weighted avg.
                                    Number  exercise price    Price
                                  Of shares   per share     per share
                                 -------------------------------------
Options outstanding
  at October 1, 1998                521,800    $ 6.02   $ 1.02 - 7.66
    Exercised                      (162,000)    (4.23)   (2.25 - 5.06)
                                 -------------------------------------
Options outstanding
  at September 30, 1999             359,800      6.82     2.25 - 8.97
    Exercised                      (153,848)    (5.88)       (5.88)
                                 -------------------------------------
Options outstanding
  at September 30, 2000             205,952      7.52     2.25 - 8.97
    Exercised                      (122,452)    (7.48)   (5.06 - 8.97)
                                 -------------------------------------
Options outstanding
  at September 30, 2001              83,500    $ 7.58    $2.25 - 8.97
                                 =====================================


     The weighted average remaining contractual life of options outstanding at September 30, 2001, 2000 and 1999 were 4.4 years, 2.9 years and 2.6 years, respectively.

     The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2001.

                            Number         Weighted average
                          of shares         exercise price
                       -------------------------------------
Expiring on:
  December 22, 2002         12,000             $  2.25
  September 26, 2005         8,000                7.53
  January 23, 2006           8,000                7.63
  June 12, 2006              8,700                7.50
  January 21, 2007          46,800                8.97
                       -------------------------------------
                            83,500             $  7.58
                       =====================================

     Of the options outstanding at September 30, 2001, 74,140 are immediately exercisable and 9,360 are exercisable at future dates in accordance with the vesting schedules outlined in each stock option agreement.

     The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2001.


                         Options Outstanding                         Options Exercisable
               -----------------------------------------------   ---------------------------
                              Weighted Avg.     Weighted Avg.                  Weighted Avg.
  Range of                     remaining          exercise                       exercise
exercise prices     Number   contractual life       price             Number       price
--------------------------------------------------------------   ---------------------------
 $ 2.25             12,000      1.2 years         $ 2.25              12,000       $2.25
   7.50-7.63        24,700      4.3 years           7.55              24,700        7.55
   8.97             46,800      5.3 years           8.97              37,440        8.97
                  ---------                                         ---------
                    83,500                                            74,140
                  =========                                         =========


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



                            2001      2000      1999
                         ------------------------------
Net Income:
  As reported            $ 16,351    14,721    12,900
  Pro forma                16,327    14,691    12,870
Basic earnings per share:
  As reported            $   1.91      1.66      1.43
  Pro forma                  1.91      1.66      1.43
Diluted earnings per share:
  As reported                1.90      1.63      1.40
  Pro forma                  1.90      1.63      1.40



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

     The following table presents financial information from the Company's operating segments for the years ended September 30, 2001, 2000, and 1999. Dollar amounts are expressed in thousands.


Year ended                       Mortgage    Other and
September 30, 2001     Banking   Banking    Eliminations   Consolidated
-----------------------------------------------------------------------
Net interest income  $  35,249       --           267           35,516
Provision for
  loan losses              460       --            --              460
Other income             7,720   13,904        (9,630)          11,994
General and admin.
  Expenses              10,936   11,825        (2,342)          20,419
Income tax expense      12,629      832        (3,181)          10,280
                       ------------------------------------------------
   Net income         $ 18,944    1,247        (3,840)          16,351
                       ================================================

Year ended                       Mortgage    Other and
September 30, 2000     Banking   Banking    Eliminations   Consolidated
-----------------------------------------------------------------------
Net interest income  $  35,570       --           268           35,838
Provision for
  loan losses              600       --            --              600
Other income             6,694    9,366        (6,651)           9,409
General and admin.
  Expenses               8,482   10,191         1,447           20,120
Income tax expense      13,273     (330)       (3,137)           9,806
                       ------------------------------------------------
   Net income         $ 19,909     (495)       (4,693)          14,721
                       ================================================



Year ended                       Mortgage    Other and
September 30, 1999     Banking   Banking    Eliminations   Consolidated
------------------------------------------------------------------------
Net interest income  $  30,180       --           275           30,455
Provision for
  loan losses              300       --            --              300
Other income             8,575   11,527        (8,720)          11,382
General and admin.
  Expenses              11,138   10,983        (1,992)          20,129
Income tax expense      10,927      217        (2,636)           8,508
                       -------------------------------------------------
   Net income         $ 16,390      327        (3,817)          12,900
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

     With regard to financial instruments for commitments to extend credit, standby letters of credit, and financial guarantees, the Bank's exposure to credit loss because of non-performance by another party is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments

     As of September 30, 2001, the Bank had outstanding commitments to originate $40.4 million in commercial real estate loans, $59.4 million of fixed rate residential first mortgage loans and $6.1 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 7.8%. Residential mortgage loan commitments have an approximate average committed rate of 7.0% and approximate average fees and discounts of 0.4%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration.

     At September 30, 2001 and 2000, the Bank had commitments to sell loans of approximately $105.0 million and $53.2 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank's loans receivable held for sale would be exposed to market
fluctuations.   Management does not expect any other party to default on
its obligations and, therefore, does not expect to incur any costs due to such possible default. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank's lower of cost or market valuation on its loans receivable held for sale.

 (19) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and fair values of the Company's financial instruments presented in accordance with SFAS No. 107. Dollar amounts are expressed in thousands.



                                           September 30, 2001           September 30, 2000
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Financial Assets:
  Cash and cash equivalents          $  16,043         16,043          3,647          3,647
  Securities available for sale          5,014          5,014          4,775          4,775
  Stock in Federal Home Loan Bank       13,676         13,676         13,222         13,222
  Mortgage-backed securities:
    Available for sale                   2,406          2,406          5,231          5,231
    Held to maturity                     6,864          7,462         10,445         10,795
  Loans receivable:
    Held for sale                       92,864         96,681         88,320         90,013
    Held for investment                803,606        853,995        825,692        838,004
  Mortgage servicing rights              8,008          8,008         14,851         16,394
Financial Liabilities:
  Customer deposit accounts            576,040        561,293        621,665        621,174
  Brokered deposit accounts              9,997         10,010             --             --
  Advances from FHLB                   273,471        280,351        264,436        265,131
  Other borrowings                          --             --            100             99





                                           September 30, 2001           September 30, 2000
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Unrecognized financial instruments:
  Lending commitments - fixed
    rate, net                        $  94,516          1,552         26,215            258
  Lending commitments - floating
    Rate                                11,362            221         29,728            500
  Commitments to sell loans            104,988          1,893         53,206            290




     The fair value estimates presented are based on pertinent information available to management as of September 30, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.

INDEPENDENT AUDITORS' REPORT
----------------------------------------------------------------------


The Board of Directors and Stockholders
NASB Financial, Inc., and Subsidiary

     We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. and Subsidiary (the "Company") as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

November 29, 2001
Kansas City, Missouri

SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS
----------------------------------------------------------------------
     The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands except per share data.



                               First      Second      Third      Fourth
2001                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 21,895     21,777      21,344      20,293      85,309
Interest expense               13,045     13,056      12,734      10,958      49,793
                             --------------------------------------------------------
Net interest income             8,850      8,721       8,610       9,325      35,056
Provision for loan losses         150        150         150          10         460
                             --------------------------------------------------------
Net interest income after
  provision for loan losses     8,700      8,571       8,460       9,325      35,056
Other income                    1,021      1,063       4,839       5,071      11,994
General and administrative
  expenses                      4,781      5,097       5,255       5,286      20,419
                             --------------------------------------------------------
Income before income taxes      4,940      4,537       8,044       9,110      26,631
Income tax expense              1,929      1,746       3,097       3,508      10,280
                             --------------------------------------------------------
Net income                   $  3,011      2,791       4,947       5,602      16,351
                             ========================================================
Earnings per share           $   0.35       0.33        0.58        0.65        1.91
                             ========================================================
Average shares outstanding      8,540      8,557       8,557       8,558       8,553



                               First      Second      Third      Fourth
2000                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 17,796     18,724      20,804      21,638      78,962
Interest expense                9,391      9,994      11,177      12,562      43,124
                             --------------------------------------------------------
Net interest income             8,405      8,730       9,627       9,076      35,838
Provision for loan losses         150        150         150         150         600
                             --------------------------------------------------------
Net interest income after
  provision for loan losses     8,255      8,580       9,477       8,926      35,238
Other income                    2,186      2,199       2,598       2,426       9,409
General and administrative
  expenses                      4,962      4,872       5,133       5,153      20,120
                             --------------------------------------------------------
Income before income taxes      5,479      5,907       6,942       6,199      24,527
Income tax expense              2,191      2,362       2,775       2,478       9,806
                             --------------------------------------------------------
Net income                   $  3,288      3,545       4,167       3,721      14,721
                             ========================================================
Earnings per share           $   0.37       0.39        0.46        0.44        1.66
                             ========================================================
Average shares outstanding      8,919      8,980       9,018       8,540       8,863






BOARD OF DIRECTORS OF NASB FINANCIAL INC., AND NORTH AMERICAN SAVINGS
BANK, F.S.B.
----------------------------------------------------------------------
DAVID H. HANCOCK
Chairman, President and Chief Executive Officer
NASB Financial, Inc. and North American Savings Bank

JAMES A. WATSON
Executive Vice President, North American Savings Bank

FREDERICK V. ARBANAS
President, Fred Arbanas, Inc. National Yellow Pages Service
Jackson County Legislature
Kansas City, Missouri

W. RUSSELL WELSH
Managing Partner, Polsinelli, Shalton & Welte
Kansas City, Missouri

BARRETT BRADY
President, J.C. Nichols Company
Kansas City, Missouri

LINDA S. HANCOCK
Linda Smith Hancock Interiors
Kansas City, Missouri

OFFICERS OF NASB FINANCIAL, INC.
--------------------------------------------------------------------
DAVID H. HANCOCK
Chairman, President and Chief Executive Officer

KEITH B. COX
Vice President and Treasurer

RHONDA NYHUS
Vice President and Corporate Secretary

JAMES A. WATSON
Vice President

BRAD LEE
Vice President

JOHN M. NESSELRODE
Vice President

JOE O'FLAHERTY
Vice President

BRUCE THIELEN
Vice President


OFFICERS OF NORTH AMERICAN SAVINGS BANK, F.S.B.
--------------------------------------------------------------------
DAVID H. HANCOCK
Chairman
Chief Executive Officer

JAMES A. WATSON
Executive Vice President
Operations and Branch Admin.

KEITH B. COX
Executive Vice President, Chief Financial Officer

RHONDA NYHUS
Vice President, Corporate Secretary

BRAD LEE
Senior Vice President, Construction Lending

JOHN M. NESSELRODE
Senior Vice President, Chief Investment Officer

JOE O'FLAHERTY
Senior Vice President, Residential Lending

BRUCE THIELEN
Senior Vice President, Residential Lending

MIKE ANDERSON
Vice President, Construction Lending

ROGER CAMPBELL
Vice President, Construction Lending

CHRISTY COX
Vice President, Loan Servicing

PAT COX
Vice President, Residential Lending

SHERRIE EIMER
Vice President, Branch Operations

WADE HALL
Vice President, Commercial Lending

JENNIE HARRIS
Vice President, Residential Lending

LISA LILLARD
Vice President, Commercial Lending

JEFF JACKSON
Vice President, Information Technology

RON REAGAN
Vice President, Residential Lending

LISA M. REYNOLDS
Vice President, Construction Lending

DENA SANDERS
Vice President, Construction Lending

CHERYL THOMPSON
Vice President, Construction Lending

NEIL VOLKMANN
Vice President, Residential Lending


BRANCH OFFICES
----------------------------------------------------------------------
Headquarters
12498 South 71 Highway
Grandview, Missouri

646 N. 291 Highway
Lee's Summit, Missouri

920 North Belt
St. Joseph, Missouri

3011-B North Belt
St. Joseph, Missouri

11221 East 23rd Street
Independence, Missouri

2002 East Mechanic
Harrisonville, Missouri

8501 North Oak Trafficway
Kansas City, Missouri

7012 NW Barry Road
Kansas City, Missouri


RESIDENTIAL LENDING
949 NE Columbus
Lee's Summit, Missouri

3322 S. Campbell - Suite W
Springfield, Missouri

12900 Metcalf - Suite 140
Overland Park, Kansas

12800 Corporate Hill Dr.
St. Louis, Missouri

1014 Country Club Road
St. Charles, Missouri

CONSTRUCTION LENDING
12125-D Blue Ridge Ext.
Grandview, Missouri

11237 Nall Avenue
Leawood, Kansas

LOAN ADMINISTRATION
12125-D Blue Ridge Ext.
Grandview, Missouri

INVESTOR INFORMATION
-------------------------------------------------------------------
ANNUAL MEETING OF STOCKHOLDERS:
     The Annual Meeting of Stockholders will be held on Tuesday, January 22, 2002, at 8:30 a.m. in the lobby of North American Savings Bank, 12498 South 71 Highway, Grandview.

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

COMMON STOCK PRICES AND DIVIDENDS
-------------------------------------------------------------------
     At September 30, 2001, stockholders held 8,504,090 outstanding shares of NASB Financial, Inc. common stock. The Company paid cash dividends of $0.08 per share were paid in February, May, and August, and November of 1999. Cash dividends of $0.10 per share were paid in February, May, August, and November of 2000. Cash dividends of $0.125 per share were paid in February, May, and August of 2001.

     The table below reflects the Bank's high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                      Fiscal 2001            Fiscal 2000
                   ----------------       ----------------
Quarter ended        High      Low          High      Low
-----------------------------------------------------------
December 31       $ 14.50    12.00         11.81    10.31
March 31            12.81    11.63         11.44     9.50
June 30             14.75    11.88         11.44     9.63
September 30        15.75    12.76         14.75    10.44