Form 10-K, Exhibit 13
period 2002-09-30
NASB FINANCIAL INC
filed 2002-12-30
CIK 1059131

NASB FINANCIAL, INC.
2002 ANNUAL REPORT
-------------------------------------------------------------------

CONTENTS

2     Letter to Shareholders
3     Selected Consolidated Financial and Other Data
4-11  Management's Discussion and Analysis of Financial Condition and
          Results of Operations
12-38 Consolidated Financial Statements
39    Report of Independent Auditors
40    Summary of Unaudited Quarterly Operating Results
40-41 Listing of Directors and Officers, Branch Offices
42    Investor Information, Common Stock Prices and Dividends



FINANCIAL HIGHLIGHTS

                                   2002         2001         2000
                          ----------------------------------------
                       (Dollars in thousands, except per share data) For the year ended September 30:
  Net interest income          $  39,661       35,516       35,838
  Net income                      19,878       16,351       14,721
  Net income per share              2.36         1.91         1.66
  Return on average assets          2.04%        1.67%        1.63%
  Return on average equity         19.40%       18.25%       18.12%
  Dividend payout ratio            24.41%       24.87%       22.89%

At year end:
  Assets                       $ 978,222      971,462      984,525
  Loans                          912,875      896,470      914,012
  Customer deposit accounts      549,437      586,037      621,665
  Stockholders' equity           109,446       95,497       83,661
  Stockholders' equity to assets   11.19%        9.83%        8.50%
  Book value per share         $   13.00        11.23         9.84

Selected year end information:
  Stock price per share: Bid   $   20.19        14.51        14.50
                         Ask       20.99        15.30        15.50

(LOGO)

                                                  December 20, 2002



Dear Shareholder:


     I am pleased to present our 2002 Annual Report. We are again able to describe a successful year for NASB Financial. As in previous years, there was much change and continues to be much optimism for the coming year.

     In my previous letter to you, I described the significant decrease in interest rates as the most significant issue of the previous twelve months. If we liked that change, we should have loved the past year. The prime rate has decreased an additional 75 basis points. The yield of the one, five, and ten-year U.S. Treasury obligations, and the 30-year residential mortgage, have each declined approximately one percentage point, and are at levels not seen in recent history.

     This friendly environment enabled us to earn, prior to the income tax adjustment described in Note 11, $18,378 for the fiscal year ending September 30. This net income represents a 1.89% ROA, and 17.93% ROE; both which compare favorably with other banks and thrifts in our area, and throughout the country. Our residential lending and construction loan departments had record volume years, and further developed our reputation as the most active lender to all areas of real estate in the market.

     On December 19, 2002, we completed the purchase of CBES Bancorp, Inc. This company had a reputation developed over seventy years as an excellent place to deposit savings, and to borrow for the purchase of real estate. We intend to continue this tradition, and expect Excelsior Springs to be a great addition to our company. We welcome their depositors, borrowers, and employees.

     Again this year, we experienced very little growth in total assets. While we have profited greatly from the low interest rate environment, we continually position ourselves for the eventual return to a more normal interest rate structure, and are ever aware that the dramatic increase in real estate prices will not continue endlessly.

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



SUMMARY STATEMENT OF OPERATIONS              2002     2001     2000     1999     1998
-----------------------------------------------------------------------------------------
  Interest income                     $    72,667   85,309   78,962   63,557   62,391
  Interest expense                         33,006   49,793   43,124   33,102   34,542
                                         ------------------------------------------------
    Net interest income                    39,661   35,516   35,838   30,455   27,849
  Provision for loan losses                   557      460      600      300       64
                                         ------------------------------------------------
    Net interest income after provision
      for loan losses                      39,104   35,056   35,238   30,155   27,785
  Other income                             11,962   11,994    9,409   11,382   11,424
  General and administrative expenses      21,615   20,419   20,120   20,129   17,067
                                         ------------------------------------------------
    Income before income tax expense       29,451   26,631   24,527   21,408   22,142
   Income tax expense                       9,573   10,280    9,806    8,508    8,556
                                         ------------------------------------------------
      Net income                       $   19,878   16,351   14,721   12,900   13,586
                                         ================================================

Earnings per share:
  Basic                                $     2.36     1.91     1.66     1.43     1.52
  Diluted                                    2.35     1.90     1.63     1.40     1.48

Average shares outstanding (in thousands)   8,440    8,553    8,863    8,998    8,938




SUMMARY BALANCE SHEET                        2002     2001     2000     1999     1998
-----------------------------------------------------------------------------------------
Assets:
  Bank deposits                         $      --   12,166    1,577    7,317       --
  Stock in Federal Home Loan Bank          15,173   13,676   13,222    8,405    5,961
  Securities available for sale            17,319    7,420   10,006   19,510   24,951
  Loans receivable held for sale           73,591   92,864   88,320   92,232  138,845
  Mortgage-backed securities                1,483    6,864   10,445   13,019   21,612
  Loans receivable held for investment    839,284  803,606  825,692  658,808  528,847
  Non-interest earning assets              31,372   35,460   35,263   26,446   22,838
                                         ------------------------------------------------
    Total assets                        $ 978,222  972,056  984,525  825,737  736,054
                                         ================================================

Liabilities:
  Checks outstanding in excess of
     bank balances                      $   7,764       --       --       --       --
  Customer & brokered deposit accounts    549,437  586,037  621,665  565,463  545,504
  Advances from Federal Home Loan Bank 	  295,192  273,471  264,436  168,088  109,210
  Other borrowings                             --       --      100      150      200
  Non-interest costing liabilities         16,383   17,051   14,663   13,173   11,307
                                         ------------------------------------------------
    Total liabilities                     868,776  876,559  900,864  746,874  666,221
  Stockholders' equity                    109,446   95,497   83,661   78,863   69,833
                                         ------------------------------------------------
    Total liabilities and
      stockholders' equity              $ 978,222  972,056  984,525  825,737  736,054
                                         ================================================
  Book value per share                  $   13.00    11.23     9.84     8.81     7.84
                                         ================================================

 OTHER DATA                                  2002     2001     2000     1999     1998
                                         ------------------------------------------------
  Loans serviced for others              $ 371,596  591,263  706,668  667,644  546,198
  Number of full service branches                8        8        8        8        7
  Number of employees                          314      309      307      322      296
  Shares outstanding (in thousands)          8,420    8,504    8,500    8,949    8,904


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

     The Bank operates eight deposit branch locations, six residential loan origination branch offices, and one residential construction loan origination office, primarily in the greater Kansas City area. Consumer loans are also offered through the Bank's branch network. Customer deposit accounts are insured up to allowable limits by the Savings Association Insurance Fund ("SAIF"), a division of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of Thrift Supervision ("OTS") and the FDIC.

FORWARD-LOOKING STATEMENTS
     We may from time to time make written or oral "forward-looking statements", including statements contained in our filings with the Securities and Exchange Commission ("SEC"). These forward-looking statements may be included in this annual report to shareholders and in other communications by the Company, which are made in good faith by us pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

     These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from the plans, objectives, goals, expectations, anticipations, estimates and intentions expressed in the forward-looking statements:

- the strength of the U.S. economy in general and the strength of the local economies in which we conduct operations;
- the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
- the effects of, and changes in, foreign and military policy of the United States Government; inflation, interest rate, market and monetary fluctuations;
- the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
- the willingness of users to substitute competitors' products and services for our products and services;
- our success in gaining regulatory approval of our products, services and branching locations, when required;
- the impact of changes in financial services' laws and regulations, including laws concerning taxes, banking,securities and insurance;
- technological changes;
- acquisitions and dispositions;
- changes in consumer spending and saving habits; and
- our success at managing the risks involved in our business.

     This list of important factors is not exclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

FINANCIAL CONDITION
     Total assets as of September 30, 2002, were $978.2 million, an increase of $6.2 million from the prior year-end. Average interest-earning assets decreased $47.0 million from the prior year to $924.0 million.

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2002, the Bank originated $522.7 million in mortgage loans held for sale, $468.9 million in mortgage loans held for investment, and $24.4 million in other loans. This total of $1,016.0 million in loan originations was an increase of $49.1 million over the prior fiscal year.

     Included in the $73.6 million in loans held for sale as of September 30, 2002, are $15.2 million in residential mortgage loans held for sale with servicing released. All loans held for sale are carried at the lower of cost or fair value.

     The balance of total loans held for investment at September 30, 2002, was $839.3 million, an increase of $35.7 million from September 30, 2001. During fiscal 2002, total originations and purchases of mortgage loans and other loans held for investment were $514.2 million. The gross balance of loans on business properties was $391.4 million at September 30, 2002, compared to $314.0 million as of the previous year end. The gross balance of construction and development loans was $207.7 million at September 30, 2002, a decrease of $9.6 million.

     The balance of mortgage servicing rights decreased $5.1 million during fiscal 2002, a result of increased amortization due to an increase in current loan prepayment and estimated future prepayment on the underlying mortgage loans. In relationship to this decrease, the total balance of mortgage loans serviced for others was $371.6 million, a decrease of $219.7 million from the prior fiscal year-end.

     Total liabilities were $868.8 million at September 30, 2002, a decrease of $7.8 million from the previous year. Average interest-costing liabilities during fiscal year 2002 were $842.4 million, a decrease of $64.7 million from fiscal 2001.

     Accrued expenses and other liabilities were $6.7 million at September 30, 2002, an increase of $3.8 million from September 30, 2001. This was due primarily to the recording of $2.0 million derivative instrument for commitments in sell loans in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Additionally, the liability for amounts due on loans serviced for others increased $2.0 million due to the increased repayment volume at year end.

     Total customer deposit accounts as September 30, 2002, were $549.4 million, a decrease of $26.6 million from the prior year-end. The total change in customer deposits was comprised of a decrease of $49.9 million in certificates of deposit, offset by increases of $5.0 million in demand deposit accounts, $15.8 million in savings accounts and $2.5 million in money market demand accounts. The average interest rate on customer deposits at September 30, 2002, was 2.78%, a decrease of 177 basis points from the prior year-end. The average balance of customer deposits during fiscal 2002 was $567.7 million, a decrease of $48.7 million from fiscal 2001.

     Advances from the FHLB were $295.2 million at September 30, 2002, an increase of $21.7 million from the prior fiscal year-end. During fiscal year 2002, the Bank borrowed $224.0 million of new advances and made $202.3 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

     During the year ended September 30, 2002, the Company repurchased a total of 112,248 shares of its common stock at a cost of $1.9 million. Also during fiscal 2002, the Company paid a total of $4.9 million in cash dividends to its stockholders.

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

     During fiscal year 2002, average interest-earning assets exceeded average interest-costing liabilities by $81.6 million, which was 8.6% of average total assets. In fiscal year 2001, average interest-earning assets exceeded average interest-costing liabilities by $63.9 million, which was 6.3% of average total assets.

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


                                                            As of
                                     Fiscal 2002           9/30/02
                              ---------------------------
                              Average            Yield/     Yield/
                              Balance  Interest   Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable          $ 870,532   70,743    8.13%      7.34%
  Mortgage-backed securities    6,552      486    7.42%      6.87%
  Investments                  24,455    1,095    4.48%      4.86%
  Bank deposits                22,521      343    1.52%      1.31%
                              --------------------------------------
    Total earning assets      924,060   72,667    7.86%      7.18%
                                       -----------------------------
Non-earning assets             29,193
                              --------
      Total                $  953,253
                              ========

Interest-costing liabilities:
  Customer deposit accounts $ 567,717   19,705    3.47%      2.78%
  FHLB advances               274,717   13,301    4.84%      3.73%
  Other borrowings                 --       --      --%        --%
                              --------------------------------------
Total costing liabilities     842,434   33,006    3.92%      3.11%
                                       -----------------------------
Non-costing liabilities        10,157
Stockholders' equity          100,662
                              --------
    Total                  $  953,253
                              ========
Net earning balance         $  81,626
                              ========
Earning yield less costing rate                   3.94%      4.07%
                                                ===================
Average interest-earning
    assets                  $ 924,060
                              ========
Net interest                            39,661
                                       ========
Net yield spread on avg.
  Interest-earning assets                         4.29%
                                                ========



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


                                   Year ended September 30, 2002
                                            compared to
                                   year ended September 30, 2001
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $ (7,774)   (3,955)      306   (11,423)
  Mortgage-backed securities     122      (548)      (68)     (494)
  Investments                   (395)       74       (21)     (342)
  Bank deposits                 (448)      165      (100)     (383)
                            ----------------------------------------
Net change in interest income (8,495)   (4,264)      117   (12,642)
                            ----------------------------------------
Components of interest expense:
  Customer deposit accounts  (10,294)   (2,502)      832   (11,964)
  FHLB advances               (4,040)     (993)      213    (4,820)
  Other borrowings                (3)       (3)        3        (3)
                            ----------------------------------------
Net change in
   interest expense          (14,337)   (3,498)     1,048  (16,787)
                            ----------------------------------------
Increase (decrease) in
   net interest income      $  5,842      (766)     (931)    4,145
                            ========================================

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
                            ========================================


COMPARISON OF YEARS ENDED SEPTEMBER 30, 2002 AND 2001
     For the fiscal year ended September 30, 2002, the Company had net income of $19.9 million, or $2.36 per share, compared to net income $16.4 million, or $1.91 per share in the prior year.

     Total interest income for the year ended September 30, 2002, was $72.7 million, a decrease of $12.6 million (15%) over fiscal year 2001. $4.3 million of this decrease was the result of a decrease in average interest-earning assets of $47.0 million during the period from $971.0 million during fiscal 2001 to $924.0 million during fiscal 2002. The average yield on assets decreased during fiscal 2002 to 7.86% from 8.79% during fiscal 2001, which also resulted in a decrease in total interest income of $8.5 million.

     Interest income on loans decreased $11.5 million to $70.7 million in fiscal 2002, compared to $82.2 million during fiscal 2001. Approximately $4.0 million of this decrease was the result of a decrease in the average balance of loans outstanding of $44.0 million over the prior period. An additional decrease of $7.8 million resulted from an 85 basis point decrease in the average yield on loans. The weighted average rate on loans receivable at the year ended September 30, 2002, was 7.34%, a 72 basis point decrease from September 30, 2001.

     Interest on MBS declined during fiscal year 2002, primarily due to a decrease in the average balance of MBS of $8.3 million. In recent years, North American has focused its growth on the commercial real estate, residential construction, and residential "whole loan" portfolios, so there have been no purchases of MBS. Management plans to continue using MBS repayments as a source of funding for loan originations.

     Total interest expense during the year ended September 30, 2002, decreased $16.8 million (34%) from the prior year. Specifically, interest on customer and brokered deposit accounts decreased $12.0 million due to a decrease in the average balance of $48.7 million and a 167 basis point decrease in the average rate paid on interest-costing liabilities. The average rate paid on FHLB advances decreased 139 basis points and the average balance decreased $15.9 million. Management continues to use FHLB advances as a primary source of short-term financing.

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

     The provision for losses on loans was $557,000 during the year ended September 30, 2002, compared to $460,000 during fiscal 2001. The allowance for loan losses was $5.9 million or 0.64% of the total loan portfolio and approximately 92% of total nonaccrual loans. This compares with an allowance for loan losses of $5.8 million or 0.65% of the total loan portfolio and approximately 85% of the total nonaccrual loans as of September 30, 2001.

     Total other income for fiscal year 2002 was $12.0 million, a decrease of $32,000 from the amount earned in fiscal year 2001. Specifically, the impairment provision on mortgage servicing rights decreased $2.0 million. Customer service fees increased $779,000 from fiscal 2001. The provision for losses on real estate owned decreased $376,000 due primarily to a recovery realized on the sale of a seven story parking garage in downtown Kansas City, Missouri. Other income increased $554,000 primarily due to a $629,000 increase in loan prepayment penalties and the $633,000 effect of recording the net fair value of certain loan-related commitments in accordance with certain aspects of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which were offset by a $795,000 increase in expense on real estate owned related to a hotel in Kansas City, Missouri that the bank foreclosed on late in fiscal 2001. These increases were offset by a $531,000 impairment loss on mortgage back securities in fiscal 2002. Additionally, in fiscal 2001, the Bank recorded a gain of $4.1 million on the sale of their Leawood, Kansas branch office.

     Since January 1, 2001, the Federal Reserve Board ("FRB") has decreased the discount rate (the rate member banks pay to borrow from the Federal Reserve) from 6.0% to 0.75% in December 2002. Market interest rates and indices, including residential mortgage rates, have generally decreased in response. The decreases in residential mortgage rates have greatly increased the level of mortgage refinancing activity and resulted in a greatly increased level of mortgage prepayments. Since mortgage prepayment estimates and actual prepayments are significant components used to calculate the market value of mortgage servicing rights and their amortization, they have had a significant negative impact on the Company's earnings during fiscal 2002 and 2001. This was partially offset by an increase in mortgage loan origination volume, and ultimately the gains on sale of that increased production. The balance of mortgage servicing rights was $3.0 million and $8.0 million at September 30, 2002 and 2001, respectively.

     Total general and administrative expenses for fiscal 2002 were $21.6 million, up $1.2 million from the prior year. This is due primarily to an increase in commission based compensation related to mortgage banking of $322,000 as a result of the higher level of loan origination volume. Commission paid on loans originated for the Bank's portfolio are deferred and amortized into interest income on a level yield over the life of the loan. Additionally, advertising expenses increased $207,000, and other expenses increased $501,000 primarily due to an increase in printing costs and other variable costs related to the higher loan origination volume.

     Income tax expense was $9.6 million, a decrease of $707,000 from the prior year. This decrease was due to a $1.5 million reduction in the tax liability resulting from a conclusion of certain items and related current assessment of outstanding tax matters.

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

     Interest on MBS declined during fiscal year 2001, primarily due to a decrease in the average balance of MBS of $5.2 million

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

     Total general and administrative expenses for fiscal 2001 were $20.4 million, up $0.3 million from the prior year. Specifically, the increase in commission based compensation related to mortgage banking of $1.7 million as a result of the higher level of loan origination volume. This was offset by decreases in other compensation expense of $253,000, advertising expenses of $198,000, and other expenses of $746,000.

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

     The following table is an interest rate sensitivity analysis, which summarizes information provided by the OTS, which estimates the changes in NPV of the Bank's portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank's current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OTS compiled this information using data from the Bank's Thrift Financial Report as of September 30, 2002. The model output data associated with the -200 and -300 basis point scenarios was suppressed because of the relatively low current interest rate environment. Dollar amounts are expressed in thousands.





Changes in            Net Portfolio Value              NPV as % of PV of Assets
  Market        ------------------------------------             Board approved
Interest rates    $ Amount    $ Change   % Change       Actual      minimum
----------------------------------------------------  ------------------------
    + 3%           147,870     (13,670)      -8%        15.2%         6%
    + 2%           154,362      (7,178)      -4%        15.5%         6%
    + 1%           158,182      (3,358)      -2%        15.6%         7%
  no change        161,540          --       --         15.7%         8%
    - 1%           168,982       7,442       +5%        16.1%         8%
    - 2%                --          --       --           --          8%
    - 3%                --          --       --           --          8%



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

LIQUIDITY AND CAPITAL RESOURCES
     Effective July 18, 2001, the OTS adopted a rule that removed the regulation to maintain a specific average daily balance of liquid assets, but retained a provision that requires institutions to maintain sufficient liquidity to ensure their safe and sound operation. North American maintains a level of liquid assets adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The Bank's primary sources of liquidity are the sale and repayment of loans, retention or newly acquired retail deposits, and FHLB advances. Management continues to use FHLB advances as a primary source of short-term funding. At September 30, 2002, the Bank had available advances at FHLB of $47.3 million. As a secondary source of liquidity, the Bank may purchase brokered deposit accounts.

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September 30, 2002, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirements, is provided in the notes to the consolidated financial statements.

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

     The following table discloses payments due on the Company's contractual obligations at September 30, 2002:








                                            Due in     Due from     Due from     Due in
                                 Total     < 1 year    1-3 years    3-5 years    > 5 years
                                ----------------------------------------------------------
Advances from FHLB            $  295,192   291,293       630          697         2,572
Operating Leases                   1,231       414       589          228           --
                                ----------------------------------------------------------
Total contractual obligations $  296,423   291,707     1,219          925         2,572
                                ==========================================================



CRITICAL ACOOUNTING POLICIES
     The Company has identified the accounting policies below as critical to the Company's operations and to understanding the Company's consolidated financial statements. Following is an explanation of the methods and assumptions underlying their application.

ALLOWANCE FOR LOAN AND LEASE LOSSES
     Management records an Allowance for Loan and Lease Losses
("ALLL") sufficient to cover current net charge-offs and an estimate of probable losses based on an analysis of risks that management believes to be inherent in the loan portfolio. The ALLL recognizes the inherent risks associated with lending activities but, unlike a specific allowance, has not been allocated to particular problem assets but to a homogenous pool of loans. Management analyzes the adequacy of the allowance on a monthly basis and believes that the Bank's specific loss allowances and ALLL are adequate. While management uses information currently available to determine these allowances, they can fluctuate based on changes in economic conditions and changes in the information available to management. Also, regulatory agencies review the Bank's allowances for loan loss as part of their examination, and they may require the Bank to recognize additional loss provisions based on the information available at the time of their examinations.

     Management estimates the required level of ALLL using a formula based on various subjective and objective factors. ALLL is established and maintained in the form of a provision on loss charged to earnings. Based on its analysis, management may determine that ALLL is above appropriate levels. If so, a negative loss provision would be recorded to reduce the ALLL. This could occur due to significant asset recoveries or significant reductions in the level of classified assets. Each quarter management assesses the risk of the assets in the loan portfolio using historical loss data and current economic conditions in order to determine impairment of the various loan portfolios and adjusts the level of ALLL. At any given time, the ALLL should be sufficient to absorb at least all estimated credit losses on outstanding balances over the next twelve months.

     When considering the adequacy of ALLL, management's evaluation of the asset portfolio has two primary components: foreclosure probability and loss severity. Foreclosure probability is the likelihood of loans not repaying in accordance with their original terms, which would result in the foreclosure and subsequent liquidation of the property. Loss severity is any potential loss resulting from the loan's foreclosure and subsequent liquidation. Management calculates estimated foreclosure frequency and loss severity ratios for each homogenous loan pool based upon historical data plus an estimate of certain subjective factors including future market trends and economic conditions. These ratios are applied to the balances of the homogeneous loan pools to determine the adequacy of the ALLL each month.

     In addition to analyzing homogenous pools of loans for impairment, management reviews individual loans for impairment each month. A loan becomes impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Bank records a specific allowance equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's effective rate based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Loans on residential properties with greater than four units and loans on construction/development and commercial properties are evaluated for impairment on a loan by loan basis.

VALUCATION OF MORTGAGE SERVICING RIGHTS
     The Bank creates mortgage servicing rights ("MSRs") through the securitization and sale of residential mortgage loans. MSRs are recorded at cost based upon the relative fair values of the servicing rights on the underlying loans. The fair value is determined by discounting estimated future cash flows at the market rate of interest. These rights are amortized in proportion to and over the period of expected net servicing income or loss.

     The Bank evaluates the carrying value of MSRs on a monthly basis based on their estimated fair value. For purposes of evaluating and measuring impairment of MSRs, the Bank stratifies the rights based on their predominant risk characteristics. Management considers the significant risks to be loan type, period of origination and stated interest rate. If the estimated fair value, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights. Prepayment assumptions have the greatest impact on the market value of MSRs. Generally, if current rates are lower than the rates on the underlying loans, prepayments will accelerate, reducing the value of the MSRs. The Bank utilizes prepayment assumptions compiled by the mortgage research departments of several large broker/dealers. The measurement of the fair value of MSRs is limited by the conditions existing and the assumptions utilized as of a particular point in time, and those assumptions may not be appropriate if applied at a different point in time.

NASB Financial, Inc. and Subsidiary
Consolidated Balance Sheets



                                                                                 September 30,
                                                                           -----------------------
                                                                                2002        2001
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                   $   4,168      16,043
Securities available for sale, at market value (Note 2) (amortized cost of
   $13,925 and $5,228 at September 30, 2002 and 2001, respectively)            14,635       5,014
Stock in Federal Home Loan Bank, at cost                                       15,173      13,676
Mortgage-backed securities (Notes 3 and 4):
  Available for sale, at market value (amortized cost of $2,643 and
    $2,338 at September 30, 2002 and 2001, respectively)                        2,684       2,406
  Held to maturity, at cost (market value of $1,544 and $7,462 at
    September 30, 2002 and 2001, respectively)                                  1,483       6,864
Loans receivable (Note 5):
  Held for sale, at lower of cost or market value (estimated market value
    of $76,855 and $96,681 at September 30, 2002 and 2001, respectively)       73,591      92,864
  Held for investment, net                                                    839,284     803,606
Accrued interest receivable                                                     4,795       5,587
Real estate owned, net (Note 6)                                                 4,938       8,043
Premises and equipment, net (Note 7)                                            6,523       6,872
Investment in LLC (Note 20)                                                       200          --
Mortgage servicing rights, net (Note 8)                                         2,957       8,008
Deferred income tax asset (Note 11)                                             2,537         594
Other assets                                                                    5,254       2,479
                                                                           -----------------------
                                                                            $ 978,222     972,056
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Check outstanding in excess of bank balances                              $   7,764          --
  Customer deposit accounts (Note 9)                                          549,437     576,040
  Brokered deposit accounts                                                        --       9,997
  Advances from Federal Home Loan Bank (Note 10)                              295,192     273,471
  Escrows                                                                       7,404       7,116
  Income taxes payable (Note 11)                                                2,230       7,021
  Accrued expenses and other liabilities                                        6,749       2,914
                                                                           -----------------------
    Total liabilities                                                         868,776     876,559
                                                                           -----------------------

Commitments and contingencies (Note 18)

Stockholders' equity (Notes 12 and 13):
  Common stock of $0.15 par value: 20,000,000 authorized; 9,802,112 shares and 9,773,612 shares issued at September 30, 2002 and
    2001, respectively                                                          1,470       1,466
  Serial preferred stock of $1.00 par value: 7,500,000 shares
    authorized; none outstanding                                                   --          --
  Additional paid-in capital                                                   15,862      15,635
  Retained earnings                                                           108,367      93,340
  Treasury stock, at cost; 1,381,770 shares and 1,269,522 shares at
    September 30, 2002 and 2001, respectively                                 (16,716)    (14,854)
  Accumulated other comprehensive loss                                            463         (90)
                                                                           -----------------------
      Total stockholders' equity                                              109,446      95,497
                                                                           -----------------------
                                                                            $ 978,222     972,056
                                                                           =======================



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Income


                                                         Years Ended September 30,
                                                  ------------------------------------
                                                      2002         2001         2000
                                                  ------------------------------------
                                             (Dollars in thousands, except per share data)
Interest on loans receivable                      $  70,743       82,166       76,078
Interest on mortgage-backed securities                  486          980        1,330
Interest and dividends on securities                  1,095        1,437        1,217
Other interest income                                   343          726          337
                                                  ------------------------------------
     Total interest income                           72,667       85,309       78,962
                                                  ------------------------------------
Interest on customer deposit accounts                19,705       31,669       29,641
Interest on advances from Federal Home Loan
  Bank and other borrowings                          13,301       18,124       13,483
                                                  ------------------------------------
    Total interest expense                           33,006       49,793       43,124
                                                  ------------------------------------
    Net interest income                              39,661       35,516       35,838
Provision for loan losses                               557          460          600
                                                  ------------------------------------
    Net interest income after provision
      for loan losses                                39,104       35,056       35,238
                                                  ------------------------------------
Other income (expense):
  Loan servicing fees                                (4,143)      (4,583)       1,211
  Impairment recovery (loss) of mortgage
    servicing rights                                  1,005         (972)        (164)
  Impairment loss of mortgage-backed securities        (531)          --           --
  Customer service fees and charges                   4,441        3,662        2,854
  Provision for recovery (loss) on real estate owned    236         (140)          --
  Gain on sale of securities available for sale          --           41           --
  Gain on sale of loans receivable held for sale      9,334        8,841        4,040
  Gain on sale of customer deposit branch                --        4,129           --
  Other                                               1,570        1,016        1,468
                                                  ------------------------------------
    Total other income                               11,962       11,994        9,409
                                                  ------------------------------------
General and administrative expenses:
  Compensation and fringe benefits                    9,761        9,523        9,776
  Commission-based mortgage banking compensation      4,583        4,261        2,545
  Premises and equipment                              2,234        2,293        2,459
  Advertising and business promotion                    649          442          640
  Federal deposit insurance premiums                    108          121          175
  Other                                               4,280        3,779        4,525
                                                  ------------------------------------
     Total general and administrative expenses       21,615       20,419       20,120
                                                  ------------------------------------
     Income before income tax expense                29,451       26,631       24,527
                                                  ------------------------------------
Income tax expense (benefit):
  Current                                            11,862       14,596        8,557
  Deferred                                           (2,289)      (4,316)       1,249
                                                  ------------------------------------
    Total income tax expense                          9,573       10,280        9,806
                                                  ------------------------------------
      Net income                                  $  19,878       16,351       14,721
                                                  ====================================

Basic earnings per share                          $    2.36         1.91         1.66
                                                  ====================================

Diluted earnings per share                        $    2.35         1.90         1.63
                                                  ====================================

Weighted average shares outstanding               8,439,845    8,552,936    8,863,432
                                                  ====================================



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows


                                                              Years ended September 30,
                                                            -----------------------------
                                                               2002      2001      2000
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 19,878    16,351    14,721
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation                                                 787       849       954
    Amortization and accretion, net                            3,479     3,526      (303)
    Deferred income tax expense                               (2,289)   (4,316)    12499
    Gain on sale of securities available for sale                 --       (41)       --
    Impairment loss (recovery) on mortgage servicing rights   (1,055)      972       164
    Impairment loss on mortgage-backed securities                531        --        --
    Net fair value of loan-related commitments                  (633)       --        --
    Gain on sale of loans receivable held for sale            (9,334)   (8,841)   (4,040)
    Provision for loan losses                                    557       460       600
    Provision for loss (recovery) on real estate owned          (236)      140        --
    Origination and purchase of loans receivable
      held for sale                                         (522,674) (540,621) (288,100)
    Sale of loans receivable held for sale                   579,668   578,409   285,854
Changes in:
  Accrued interest receivable                                    792       705    (1,459)
  Accrued expenses and other liabilities and
    income taxes payable                                      (3,445)    5,612       903
                                                            ----------------------------
    Net cash provided by operating activities                 66,026    53,205    10,543

Cash flows from investing activities:
 Principal repayments of mortgage-backed securities:
  Held to maturity                                             3,569     3,605     2,604
  Available for sale                                             907     2,909     3,946
  Principal repayments of mortgage loans receivable held
    for investment and held for sale                         410,497   411,076   255,174
  Principal repayments of other loans receivable              37,096    30,834    25,954
  Principal repayments of securities available for sale       20,479       367        --
  Loan origination - mortgage loans receivable
    held for investment                                     (468,908) (394,685) (374,443)
  Loan origination - other loans receivable                  (24,378)  (31,610)  (31,511)
  Purchase of mortgage loans receivable held for investment  (15,745)  (34,636)  (36,489)
  Purchases of other loans receivable                         (5,173)       --        --
  Purchases of Federal Home Loan Bank stock                   (1,497)     (454)   (4,817)
  Purchases of securities available for sale                 (29,197)  (19,772)       --
  Proceeds from sale of securities available for sale             --    19,819        --
  Proceeds from sale of real estate owned                      8,180     5,109     2,410
  Premises and equipment purchases, net                         (430)   (1,898)   (2,058)
  Other                                                            8       (73)   (1,719)
                                                            ----------------------------
    Net cash used in investing activities                    (64,592)   (9,409) (160,949)


NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows (continued)


                                                              Years ended September 30,
                                                            -----------------------------
                                                               2002      2001      2000
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from financing activities:
  Net increase (decrease) in customer deposit accounts       (36,600)  (35,628)   56,202
  Proceeds from advances from Federal Home Loan Bank         224,000   226,000   303,200
  Repayment of advances from Federal Home Loan Bank         (202,279) (216,965) (206,852)
  Repayment of other borrowings                                   --      (100)      (50)
  Cash dividends paid                                         (4,851)   (4,066)   (3,370)
  Stock options exercised                                        231       916       904
  Repurchase of common stock                                  (1,862)   (1,776)   (7,438)
  Change in checks outstanding in excess of bank balances      7,764        --        --
  Change in escrows                                              288       219       587
                                                            -----------------------------
    Net cash provided by (used in) financing activities      (13,309)  (31,400)  143,183
                                                            -----------------------------
    Net increase (decrease) in cash and cash equivalents     (11,875)   12,396    (7,223)
    Cash and cash equivalents at beginning of period          16,043     3,647    10,870
                                                            -----------------------------

    Cash and cash equivalents at end of period              $  4,168    16,043     3,647
                                                            =============================

Supplemental disclosure of cash flow information:
  Cash paid for income taxes (net of refunds)               $ 16,654     9,976     6,905
  Cash paid for interest                                      33,258    49,734    43,035

Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of loans receivable to real estate owned       $  4,551     9,821     3,468
  Conversion of real estate owned to loans receivable             68        78        94
  Capitalization of mortgage servicing rights                     86     1,783     3,170
  Transfer of loans from held to maturity to held for sale        --    67,117        --
  Transfer of securities from held to maturity to
     held for sale       								   1,212        --        --




See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity


                                                                          Accumulated
                                        Additional                           other          Total
                                Common   paid-in    Retained   Treasury  comprehensive   stockholders'
                                 stock    capital   earnings     stock   income (loss)      equity
                              ---------------------------------------------------------------------
                                                         (Dollars in thousands)
Balance at October 1, 1999   $   1,425    13,856     69,704     (5,640)       (482)         78,863
 Comprehensive income:
  Net income                        --        --     14,721         --          --          14,721
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities    --        --         --         --         (19)            (19)
                                                                                         ----------
  Total comprehensive income        --        --         --         --          --          14,702
 Cash dividends paid                --        --     (3,370)        --          --          (3,370)
 Stock options exercised            23       881         --         --          --             904
 Purchase of common stock
    for treasury                    --        --         --     (7,438)         --          (7,438)
                              ---------------------------------------------------------------------
Balance at September 30, 2000    1,448    14,737     81,055    (13,078)       (501)         83,661
 Comprehensive income:
  Net income                        --        --     16,351         --          --          16,351
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --         411             411
                                                                                         ----------
  Total comprehensive income        --        --         --         --          --          16,762
 Cash dividends paid                --        --     (4,066)        --          --          (4,066)
 Stock options exercised            18       898         --         --          --             916
 Purchase of common stock
   for treasury                     --        --         --     (1,776)         --          (1,776)
                              ---------------------------------------------------------------------
Balance at September 30, 2001    1,466    15,635     93,340    (14,854)        (90)         95,497
 Comprehensive income:
  Net income                        --        --     19,878         --          --          19,878
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --         553             553
                                                                                         ----------
  Total comprehensive income        --        --         --         --          --          20,431
 Cash dividends paid                --        --     (4,851)        --          --          (4,851)
 Stock options exercised             4       227         --         --          --             231
 Purchase of common stock
   for treasury                     --        --         --     (1,862)         --          (1,862)
                              ---------------------------------------------------------------------
Balance at September 30, 2002 $  1,470    15,862    108,367    (16,716)        463         109,446
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

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines. The Bank had checks outstanding in excess of the balance in their accounts at Federal Home Loan Bank of $7.8 million at September 30, 2002. Deposits in the Federal Home Loan Bank of Des Moines totaled $12.2 million as of September 30, 2001.

SECURITIES AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE
     Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2002 and 2001, the Company had no assets designated as trading. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

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

     The Bank's bad debt deduction for the years ended September 30, 2002 and 2001, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the "base-year." The recapture of the excess reserve will be completed over a six-year phase-in-period that began with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $2 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank's capital in the form of stock redemptions has caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

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

     Impairment Evaluation - The Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights, the Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights. During the year ended September 30, 2002, the value of mortgage servicing rights increased, which resulted in a recovery of valuation allowance of $1.1 million. During the years ended September 30, 2001, the Bank recorded an impairment loss on servicing rights of $972,000.

DERIVATIVE INSTRUMENTSS
     The Bank regularly enters into commitments to originate and sell loans held for sale. Such commitments are considered derivative instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. These statements require the Bank to recognize all derivative instruments as either assets or liabilities in the balance sheet and to measure those instruments at fair value. As of September 30, 2002, the net fair value of loan related commitments was $633,000.

REVENUE RECOGNITION
     Interest income, loan servicing fees, customer service fees and charges and ancillary income related to the Bank's deposits and lending activities are accrued as earned.

RECENTLY ISSUED ACCOUNTING STANDARDS
     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling of interest method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. The Company's adoption of SFAS No. 141 did not have a significant impact on its consolidated financial statements.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment approach. The provisions of this statement are required to be applied starting in fiscal year 2003. The Company does not believe that the adoption of SFAS No. 142 will have a significant impact on its consolidated financial statements.

     In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for all financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of SFAS No. 143 will have a significant impact on its consolidated financial statements.

     In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for the Company's financial statements issued in fiscal year 2003. The Company does not believe that the adoption of SFAS No. 144 will have a significant impact on its consolidated financial statements.

     In June 2002, the FASB  issued, SFAS No. 146, "Accounting for
Costs Associated with Exit or Disposal Activities."   The provisions
of SFAS No. 146 are effective for exit and disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS No. 146 will have a significant impact on its consolidated financial statements.

     In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." This statement provides guidance on the accounting for the acquisition of a financial institution and applies to all acquisitions except those between two or more mutual enterprises. Those transition provisions are effective on October 1, 2002. The scope of SFAS No. 144 is amended to include long-term customer-relationship intangible assets such as depositor-and-borrower-relationship intangible assets and credit card-holder intangible assets. The Company does not believe that the adoption of SFAS No. 147 will have a significant impact on its consolidated financial statements.

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

RECLASSIFICATIONS
     Certain amounts for 2001 and 2000 have been reclassified to conform to the current year presentation.

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

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument presented as of September 30, 2002 and 2001:

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

COMMITMENTS TO ORIGINATE, PURCHASE AND SELL LOANS
The estimated fair value of commitments to originate, purchase, or sell loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates.

(2) SECURITIES AVAILABLE FOR SALE

     Summaries of securities available for sale are provided in the following tables. Dollar amounts are expressed in thousands.

                                        September 30, 2002
                           --------------------------------------------
                                        Gross       Gross     Estimated
                            Amortized  unrealized  unrealized   market
                              cost       gains       losses      value
                        -----------------------------------------------
U.S. Government obligations $ 2,011         --          (5)       2,006
Equity securities             2,738         37           --       2,775
Debt securities               9,176        678           --       9,854
                           --------------------------------------------
   Total                    $13,925        715          (5)      14,635
                           ============================================

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
                          =============================================



     There were no sales of securities available for sale during the year ended September 30, 2002. During the year ended September 30, 2001, gross gains of $41,000 and no losses were recognized on the sale of securities available for sale. There were no sales of securities available for sale during the year ended September 30, 2000.

     The scheduled maturities of securities available for sale at September 30, 2002, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains       losses       value
                           --------------------------------------------
No stated maturity         $  2,738         37           --       2,775
Due from one to five years    7,551        387          (5)       7,933
Due from five to ten years    3,636        291           --       3,927
                           --------------------------------------------
   Total                   $ 13,925        715          (5)      14,635
                           ============================================


(3) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.






                                                     September 30, 2002
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized        market
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $   1,373         32            --           1,405
Other asset-backed securities           1,212         --            --           1,212
Mortgage-backed derivatives (including
  CMO residuals and interest-only
  securities)                              58          9            --              67
                                    -----------------------------------------------------
       Total                        $   2,643         41            --           2,684
                                    =====================================================

</Table


                                  21



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
                                    =====================================================



     There were no sales of mortgage-backed securities available for sale during the years ended September 30, 2002, 2001 or 2000.

     During the quarter ended September 30, 2002, the Bank transferred a mortgage backed security with an amortized cost of $1.2 million from the held to maturity category to the available for sale category. Prior to the transfer, the security was deemed impaired and a loss of $311,000 was recorded to write it down to fair market value. Thus, there were no unrealized gains or losses at the date of transfer. The decision was made to transfer the security after it was determined that there was a significant deterioration in the underlying credit.

     The scheduled maturities of mortgage-backed securities available for sale at September 30, 2002, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains       losses       value
                           --------------------------------------------
Due from five to ten years $  1,212         --          --       1,212
Due after ten years           1,431         41          --       1,472
                           --------------------------------------------
   Total                   $  2,643         41          --       2,684
                           ============================================


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



                                                    September 30, 2002
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized        market
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $     837         44            --             881
FNMA pass-through certificates:
  Fixed rate                              113         --            --             113
  Balloon maturity and
    adjustable rate                       251          3            --             254
Pass-through certificates guaranteed
  by GNMA - fixed rate                    241         14            --             255
Collateralized mortgage
  obligation bonds                         41         --            --              41
                                    -----------------------------------------------------
     Total                         $    1,483         61            --           1,544
                                    =====================================================





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
                                    =====================================================






     The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2002, are presented in the following table. Dollar amounts are expressed in thousands.


                                       Gross        Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains       losses       value
                          ---------------------------------------------
Due from one to five years $    59           3          --          62
Due from five to ten years     628          40          --         668
Due after ten years            796          18          --         814
                         ---------------------------------------------
     Total                 $ 1,483          61          --       1,544
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

                                       September 30, 2002
                       -----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains      losses       value
                       -----------------------------------------------
Customer deposit accounts $  2,056        78         --         2,134


                                      September 30, 2001
                       -----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains      losses       value
                       -----------------------------------------------
Customer deposit accounts $  2,509       84           --        2,593




     All dispositions of mortgage-backed securities held to maturity during fiscal 2002, 2001, and 2000 were the result of maturities or calls.

(5) LOANS RECEIVABLE

     The following table provides a detail of loans receivable as of September 30. Dollar amounts are expressed in thousands.


HELD FOR INVESTMENT                           2002           2001
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties               $  246,591        279,679
    Business properties                     391,381        314,052
    Partially guaranteed by VA or
      insured by FHA                          8,042         30,898
    Construction and development            207,729        217,354
                                         ---------------------------
Total mortgage loans                        853,743        841,956
Commercial loans                             15,822         10,857
Installment loans and lease financing
  to individuals                             37,904         49,075
                                         ---------------------------
Total loans receivable held
  for investment                            907,469        901,888
Less:
  Undisbursed loan funds                    (55,939)       (85,384)
  Unearned discounts and fees on
    loans, net of deferred costs             (6,381)        (7,063)
  Allowance for losses on loans              (5,865)        (5,835)
                                         ---------------------------
    Net loans receivable held
      for investment                      $ 839,284        803,606
                                         ===========================



HELD FOR SALE                                 2002           2001
                                         ---------------------------
Mortgage loans:
  Permanent loans on
    residential properties               $  108,723        108,149
 Less:
  Undisbursed loan funds                    (35,120)       (15,331)
  Unearned discounts and fees on loans,
    net of deferred costs                       (12)            46
                                          --------------------------
    Net loans receivable held for sale    $  73,591         92,864
                                          ==========================

     Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $659,000 and $3.3 million at September 30, 2002 and 2001, respectively.

     Whole loans and participations serviced for others were approximately $371.6 million and $591.3 million at September 30, 2002 and 2001, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

     First mortgage loans were pledged to secure FHLB advances in the amount of approximately $596.4 million and $587.3 million at September 30, 2002 and 2001, respectively.

     Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2002 and 2001. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

     As of September 30, 2002 and 2001, loans with an aggregate principal balance of approximately $6.4 million and $6.9 million, respectively, were on nonaccrual status. Gross interest income would have increased by $432,000, $422,000 and $264,000 for the years ended September 30, 2002, 2001 and 2000, respectively, if the nonaccrual loans had been performing.

     The following table presents the activity in the allowance for losses on loans for 2002, 2001, and 2000. Allowance for losses on mortgage loans includes specific valuation allowances and valuation allowances associated with homogenous pools of loans. Dollar amounts are expressed in thousands.

                                     2002       2001       2000
                                 ---------------------------------
Balance at beginning of year     $  5,835      7,157      6,671
  Provisions                          557        460        600
  Charge-offs                        (586)    (1,842)      (116)
  Recoveries                           59         60          2
                                 ---------------------------------
Balance at end of year           $  5,865      5,835      7,157
                                 =================================

     The following table provides a summary of information on impaired loans. Dollar amounts are expressed in thousands.

                                                  September 30,
                                                ----------------
                                                   2002   2001
                                                ----------------
  Impaired loans with a valuation allowance     $ 2,698  3,566
  Impaired loans without a valuation allowance       69     --
                                                ----------------
                                                $ 2,767  3,566
                                                ================
   Valuation applicable to impaired loans       $   888  1,104
                                                ================

                                               2002    2001    2000
                                             ------------------------
   Average balance of impaired loans        $ 3,297   6,898   3,104
   Interest income recognized on
       impaired loans                           484     484     431
   Interest income received on a cash basis
       on impaired loans                        492     516     538


     During fiscal 2001, the Bank restructured one $3.5 million loan participation secured by a nursing home in Eau Claire, Wisconsin, which was the result of the borrower's bankruptcy reorganization. In the restructuring, the interest rate was reduced and accrued interest was capitalized to the loan balance. The Bank has a valuation allowance of $821,000 against this loan, which results in a net carrying value of $2.7 million.

     During fiscal 2000, the Bank restructured a $1.1 million loan on a 57-unit motel and a separate restaurant building in Platte City, Missouri. The borrower sold the motel during fiscal 2002 to a third party who was financed by the Bank. Subsequently, the Bank sold its remaining interest in the secured portion of the loan, leaving an unsecured loan receivable of $69,000. Management believes this will be recovered from excess funds escrowed by a third party with regard to an outstanding tax lien on the property.

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






                                           2002
                 -------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
------------------------------------------------------------------------------
Missouri        $ 130,940     65,276       87,131       108,861       392,208
Kansas             64,983     13,052       57,860        96,995       232,890
Colorado              620     22,356       44,274            --        67,250
Texas               2,094     23,083        2,736            --        27,913
Oklahoma            4,128         --       22,029            --        26,157
Iowa               17,025         --        8,452            --        25,477
Indiana            14,891         --        1,690            --        16,581
Minnesota           5,868      8,403           --            --        14,271
Wisconsin             824         --        9,832            --        10,656
Other              23,638      4,425       12,287            --        40,340
                 -------------------------------------------------------------
                $ 265,001    136,595      246,291       205,856       853,743
                 =============================================================





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
                 ==============================================================






     Proceeds from the sale of loans receivable held for sale during fiscal 2002, 2001 and 2000, were $579.7 million, $578.4 million, and $285.9 million, respectively. In fiscal 2002, the Bank realized gross gains of $11.0 million and gross losses of $1.7 million on those sales. In fiscal 2001, gross gains of $10.0 million and gross losses of $1.2 million were realized. In fiscal 2000, the Bank realized gross gains of $4.5 million and $0.5 million of gross losses.


(6) REAL ESTATE OWNED

     The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.



                                          2002       2001
                                        -------------------
Real estate acquired through (or deed in
  lieu of) foreclosure                  $ 5,584      9,243
Less: allowance for losses                 (646)    (1,200)
                                        --------------------
    Total                               $ 4,938      8,043
                                        ====================

     The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.


                                 2002     2001     2000
                               --------------------------
Balance at beginning of year $   1,200    1,229    1,289
Provisions                        (236)     140       --
Charge-offs                     (1,091)    (633)    (349)
Recoveries                         773      464      289
                               --------------------------
Balance at end of year       $     646    1,200    1,229
                               ==========================


(7) PREMISES AND EQUIPMENT

     The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

                                       2002       2001
                                    -------------------
Land                                $ 2,505      2,569
Buildings and improvements            6,635      6,519
Furniture, fixtures and equipment     7,118      6,763
                                    -------------------
                                     16,258     15,851
  Accumulated depreciation           (9,735)    (8,979)
                                    -------------------
  Total                            $  6,523      6,872
                                    ===================

     Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended
September 30, 2002, 2001, and 2000 were approximately $646,000,
$653,000, and $694,000, respectively.

     Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.


Fiscal year ended
September 30,		      Amount
----------------------------------
2003                       $  414
2004                          349
2005                          240
2006                          165
2007                           63


(8) MORTGAGE SERVICING RIGHTS

     The following provides information about the Bank's mortgage servicing rights for the years ended September 30. Dollar amounts are expressed in thousands.


                                          2002      2001      2000
                                       ----------------------------
Balance at beginning of year           $ 8,008    14,851    13,881
Additions:
  Originated mortgage servicing rights      86     1,772     4,391
Reductions:
  Amortization                          (6,192)   (7,634)   (1,997)
  Sale of mortgage servicing rights         --        --    (1,260)
  Impairment recovery (loss)             1,055      (972)     (164)
                                       ----------------------------
Balance at end of year                 $ 2,957     8,008    14,851
                                       ============================


(9) CUSTOMER DEPOSIT ACCOUNTS

     Customer deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.


                                   2002                  2001
                             -----------------    ----------------
                               Amount      %         Amount      %
-------------------------------------------------------------------
Demand deposit accounts     $  70,919     13         65,885     11
Savings accounts              100,737     18         84,918     15
Money market demand accounts    9,298      2          6,782      1
Certificate accounts          368,483     67        418,455     71
Brokered accounts                  --     --          9,997      2
                             -----------------    -----------------
                            $ 549,437    100        586,037    100
                             =================    =================
Weighted average interest rate   2.78%                 4.55%
                             ===========          ============

     The aggregate amount of certificate accounts in excess of $100,000 was approximately $67.7 million and $60.6 million as of September 30, 2002 and 2001, respectively.

     The following table presents contractual maturities of certificate and brokered accounts as of September 30, 2002. Dollar amounts are expressed in thousands.

                 Maturing during the fiscal year ended September 30,
              ---------------------------------------------------------
                                                        2008 and
                 2003    2004    2005    2006    2007    after   Total
              ---------------------------------------------------------
Certificate
    accounts $ 297,493  49,499  11,099   5,216   1,937   3,239  368,483


     The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

                             2002       2001       2000
                          --------------------------------
Savings accounts          $  1,974      3,135      3,400
Money market demand and
  demand deposit accounts      465        860        952
Certificate accounts        17,266     27,674     25,289
                          --------------------------------
                          $ 19,705     31,669     29,641
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

                                     2002                 2001
                              -----------------    -----------------
                                       Weighted             Weighted
                                       Average               Average
Year ended September 30,       Amount    Rate       Amount     Rate
--------------------------------------------------------------------
     2002                    $     --       --    $179,279     4.93%
     2003                     291,293     3.71%     90,293     6.57%
     2004                         307     5.25%        307     5.25%
     2005                         323     5.25%        323     5.25%
     2006                         340     5.25%        340     5.25%
     2007 through 2014          2,929     5.25%      2,929     5.25%
                             ------------------    -----------------
                            $ 295,192     3.73%   $273,471     5.47%
                             ==================    =================


(11) INCOME TAXES PAYABLE

     The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:


                                            2002     2001     2000
                                          --------------------------
Statutory federal income tax rate           35.0%    35.0%    35.0%
State income taxes, net of federal benefit   3.0      3.0      3.0
Other, net                                  (5.5)     0.6      2.0
                                          --------------------------
                                            32.5%    38.6%    40.0%
                                          ==========================

     The decrease in the effective income tax rate for the year ended September 30, 2002, is due to a $1.5 million reduction in the tax liability resulting from a conclusion of certain items and related current assessment of outstanding tax matters.

     Deferred income tax expense (benefit) results from temporary differences in the recognition of income and expense for tax purposes and financial statement purposes. The following table lists these temporary differences and their related tax effect for the years ended September 30. Dollar amounts are expressed in thousands.

                                          2002     2001     2000
                                      ----------------------------
Deferred loan fees and costs          $     (7)      33     (926)
Accrued interest receivable                 (8)      (5)      --
Book depreciation in excess of
   tax depreciation                        (34)    (155)     (21)
Basis difference on investments            (81)      (8)      10
Loan loss reserves                      (1,558)     576     (182)
Mark-to-market adjustment                  198     (351)     (79)
Mortgage servicing rights                 (997)  (4,230)   2,635
Prepaid expenses                            11      (12)     (20)
Other                                      187     (164)    (168)
                                      ----------------------------
                                      $ (2,289)  (4,316)   1,249
                                      ============================


     The tax effect of significant temporary differences representing deferred tax assets (liabilities) are presented in the following table. Dollar amounts are expressed in thousands.


                                                      2002     2001
                                                    -----------------
Deferred income tax assets:
  Loan loss reserves                                $ 2,908    1,350
  Book depreciation in excess of tax depreciation       551      517
  Unrealized loss on securities available for sale       --       56
  Mark-to-market adjustment                             263      461
  Deferred loan fees and costs                           50       43
  Other                                                  51      238
                                                    -----------------
                                                      3,823    2,665
                                                    -----------------
Deferred income tax liabilities:
  Mortgage servicing rights                            (577)  (1,574)
  Accrued interest receivable                            (8)     (16)
  Basis difference on investments                      (352)    (433)
  Unrealized gain of securities available for sale     (290)      --
  Prepaid expenses                                      (59)     (48)
                                                     ----------------
                                                     (1,286)  (2,071)
                                                     ----------------
    Net deferred tax asset                          $ 2,537      594
                                                     ================

     The deferred tax asset is netted against current income taxes payable in the liability section of the Company's balance sheet.


(12) STOCKHOLDERS' EQUITY

     During fiscal 2002, the Company paid quarterly cash dividends on common stock of $0.15 per share on February 22, 2002, May 24, 2002, and August 23, 2002, and $0.125 per share on November 30, 2001.

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

     During fiscal 2002, the Company repurchased 112,248 shares of its own stock with a total value of $1.9 million at the time of repurchase. During fiscal 2001, 118,611 shares were repurchased with a total value of $1.8 million at the time of repurchase. Of those, 63,405 shares were repurchased in conjunction with an issuer tender offer at a price of $15.00 per share, with a total value of $951,000.

     Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table. Dollar amounts are expressed in thousands, except per share data.


                                       Year Ended September 30,
                                --------------------------------------
                                     2002         2001       2000
                                --------------------------------------
Net income                        $ 19,878       16,351     14,721

Basic weighted average shares    8,439,845    8,552,936  8,863,432
Effect of stock options             24,047       56,537    159,577
                                --------------------------------------
Dilutive potential common shares 8,463,892    8,609,473  9,023,009

Earnings per share:
  Basic                           $   2.36         1.91       1.66
  Dilutive                            2.35         1.90       1.63


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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1, total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes that, as of September 30, 2002, the Bank meets all capital adequacy requirements, to which it is subject.

     As of September 30, 2002 and 2001, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management does not believe that there are any conditions or events occurring since notification that would change the Bank's category.

     The following tables summarize the relationship between the Bank's capital and regulatory requirements. Dollar amounts are expressed in thousands.
                                              September 30,
                                           ------------------
                                             2002      2001
-------------------------------------------------------------
GAAP capital (Bank only)                  $102,357    86,483
Adjustment for regulatory capital:
  Intangible assets                             --      (135)
  Disallowed servicing asset                  (284)     (718)
  Reverse the effect of SFAS No. 115          (440)      (38)
                                           ------------------
     Tangible capital                      101,633    85,592
  Qualifying intangible assets                  --        --
                                           ------------------
     Tier 1 capital (core capital)         101,633    85,592
  Qualifying general valuation allowance     4,834     4,147
                                           ------------------
     Risk-based capital                   $106,467    89,739
                                           ==================



                                                               As of September 30, 2002
                                         --------------------------------------------------------------

                                            Actual          Minimum Required for  Minimum Required to be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $106,467    13.2%     64,386     >=8%        80,482     >=10%
Core capital to adjusted tangible assets 101,633    10.6%     38,421     >=4%        48,026     >=5%
Tangible capital to tangible assets      101,633    10.6%     14,408    >=1.5%           --      --
Tier 1 capital to risk-weighted assets   101,633    12.6%         --      --         48,289     >=6%

</Table





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

     The Bank's contributions to the Plan amounted to $262,000, $276,000, and $227,000, for the years ended September 30, 2002, 2001, and 2000, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of income.


(16) STOCK OPTION PLAN

     The Bank maintains a stock option plan ("Option Plan") through which options to purchase up to 10% of the number of shares of common stock originally issued, as adjusted for a 4-for-1 stock split in March 1999 and the stock dividends discussed below, were granted to officers and employees of the Bank. Options were granted for a period of ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant. As of September 30, 2002, the time frame for issuing new option agreements under the Option Plan had expired.

     The following table summarizes Option Plan activity during fiscal 2002, 2001, and 2000. The number of shares and price per share have been adjusted to reflect the four-for-one stock split in fiscal 1999.

                                            Weighted avg.
                                    Number  exercise price    Price
                                  Of shares   per share     per share
                                 -------------------------------------
Options outstanding
  at October 1, 1999                359,800    $ 6.82   $ 2.25 - 8.97
    Exercised                      (153,848)    (5.88)       (5.88)
                                 -------------------------------------
Options outstanding
  at September 30, 2000             205,952      7.52     2.25 - 8.97
    Exercised                      (122,452)    (7.48)   (5.06 - 8.97)
                                 -------------------------------------
Options outstanding
  at September 30, 2001              83,500      7.58     2.25 - 8.97
    Exercised                       (28,500)    (8.12)   (7.50 - 8.97)
                                 -------------------------------------
Options outstanding
  at September 30, 2002              55,000    $ 7.31   $ 2.25 - 8.97
                                 =====================================


     The weighted average remaining contractual life of options outstanding at September 30, 2002, 2001 and 2000 were 3.3 years, 4.4 years and 2.9 years, respectively.

     The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2002.

                            Number         Weighted average
                          of shares         exercise price
                       -------------------------------------
Expiring on:
  December 22, 2002         12,000             $  2.25
  January 23, 2006           8,000                7.63
  January 21, 2007          35,000                8.97
                       -------------------------------------
                            55,000             $  7.31
                       =====================================

     All of the options outstanding at September 30, 200s, are immediately exercisable in accordance with the vesting schedules outlined in each stock option agreement.

     The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2002.


                         Options Outstanding                         Options Exercisable
               -----------------------------------------------   ---------------------------
                              Weighted Avg.     Weighted Avg.                  Weighted Avg.
  Range of                     remaining          exercise                       exercise
exercise prices     Number   contractual life       price             Number       price
--------------------------------------------------------------   ---------------------------
 $ 2.25             12,000      0.2 years         $ 2.25              12,000      $ 2.25
   7.63              8,000      3.3 years           7.63               8,000        7.63
   8.97             35,000      4.3 years           8.97              35,000        8.97
                  ---------                                         ---------
                    55,000                                            55,000
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



                            2002      2001      2000
                         ------------------------------
Net Income:
  As reported            $ 19,878    16,351    14,721
  Pro forma                19,874    16,327    14,691
Basic earnings per share:
  As reported            $   2.36      1.91      1.66
  Pro forma                  2.36      1.91      1.66
Diluted earnings per share:
  As reported                2.35      1.90      1.63
  Pro forma                  2.35      1.90      1.63


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

     The following table presents financial information from the Company's operating segments for the years ended September 30, 2002, 2001, and 2000. Dollar amounts are expressed in thousands.

Year ended                       Mortgage    Other and
September 30, 2002     Banking   Banking    Eliminations   Consolidated
------------------------------------------------------------------------
Net interest income  $  39,385       --           276           39,661
Provision for
  loan losses              557       --            --              557
Other income             6,369   14,425        (8,832)          11,962
General and admin.
  Expenses              12,035   11,809        (2,229)          21,615
Income tax expense      11,267    1,007        (2,701)           9,573
                       -------------------------------------------------
   Net income         $ 21,895    1,609        (3,626)          19,878
                       =================================================
Total assets          $972,571      347         5,304          978,222
                       =================================================


Year ended                       Mortgage    Other and
September 30, 2001     Banking   Banking    Eliminations   Consolidated
-----------------------------------------------------------------------
Net interest income  $  35,249       --           267           35,516
Provision for
  loan losses              460       --            --              460
Other income             7,720   13,904        (9,630)          11,994
General and admin.
  Expenses              10,936   11,825        (2,342)          20,419
Income tax expense      12,629      832        (3,181)          10,280
                       ------------------------------------------------
   Net income         $ 18,944    1,247        (3,840)          16,351
                       ================================================
Total assets          $970,176      311         1,569          972,056
                       =================================================



Year ended                       Mortgage    Other and
September 30, 2000     Banking   Banking    Eliminations   Consolidated
-----------------------------------------------------------------------
Net interest income  $  35,570       --           268           35,838
Provision for
  loan losses              600       --            --              600
Other income             6,694    9,366        (6,651)           9,409
General and admin.
  Expenses               8,482   10,191         1,447           20,120
Income tax expense      13,273     (330)       (3,137)           9,806
                       ------------------------------------------------
   Net income         $ 19,909     (495)       (4,693)          14,721
                       ================================================
Total assets          $983,127      366         1,032          984,525
                       =================================================



(18) COMMITMENTS AND CONTINGENCIES

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

     As of September 30, 2002, the Bank had outstanding commitments to originate $38.0 million in commercial real estate loans, $90.6 million of fixed rate residential first mortgage loans and $23.5 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 6.0%. Residential mortgage loan commitments have an approximate average committed rate of 5.9% and approximate average fees and discounts of 0.2%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration.

     At September 30, 2002 and 2001, the Bank had commitments to sell loans of approximately $142.8 million and $105.0 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank's loans receivable held for sale would be exposed to market
fluctuations.   Management does not expect any other party to default on
its obligations and, therefore, does not expect to incur any costs due to such possible default. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank's lower of cost or market valuation on its loans receivable held for sale.


 (19) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and fair values of the Company's financial instruments presented in accordance with SFAS No. 107. Dollar amounts are expressed in thousands.



                                           September 30, 2002           September 30, 2001
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Financial Assets:
  Cash and cash equivalents          $   4,168          4,168         16,043         16,043
  Securities available for sale         14,635         14,635          5,014          5,014
  Stock in Federal Home Loan Bank       15,173         15,173         13,676         13,676
  Mortgage-backed securities:
    Available for sale                   2,684          2,684          2,406          2,406
    Held to maturity                     1,483          1,544          6,864          7,462
  Loans receivable:
    Held for sale                       73,591         76,855         92,864         96,681
    Held for investment                839,284        890,206        803,606        853,995
  Mortgage servicing rights              2,957          2,957          8,008          8,008
  Lending commitments on mortgage loans
     held for sale - fixed rate (1)     2,298          2,298             --             --
  Lending commitments on mortgage loans
     held for sale - floating rate (1)    294            294             --             --
Financial Liabilities:
  Cash overdraft                         7,764          7,764            --             --
  Customer deposit accounts            549,437        542,411        576,040        561,293
  Brokered deposit accounts                 --             --          9,997         10,010
  Advances from FHLB                   295,192        298,512        273,471        280,351
  Commitments to sell loans (1)          1,959          1,959             --             --





                                           September 30, 2002           September 30, 2001
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Unrecognized financial instruments:
  Lending commitments - fixed
    rate, net                        $  39,337             80         94,516          1,552
  Lending commitments - floating
    rate                                 4,297            137         11,362            221
  Commitments to sell loans                 --             --        104,988          1,893




     (1) In March 2002, the Financial Accounting Standards Board cleared guidance on when commitments are considered derivatives in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Such guidance stated that commitments to originate loans held for sale and commitments to sell loans are considered derivatives and should be recorded in the financial statements at fair value. The guidance was effective for the Company's quarter ended September 30, 2002. As a result of the implementation of this issue, the Company recorded an asset of $2.6 million, a liability of $2.0 million, and a net gain of $633,000 in the consolidated financial statements for the year ended September 30, 2002.

     The fair value estimates presented are based on pertinent information available to management as of September 30, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.

(20) INVESTMENT IN LLC

     During the year ended September 30, 2002, the Company became a partner in NBH, LLC, which was formed for the purpose of purchasing and developing eighty-six acres of vacant land in Platte County, Missouri. The Company's initial investment in this partnership will be approximately $2.3 million, of which $200,000 was invested as of September 30, 2002.


(21) MERGER

     On September 5, 2002, NASB Financial, Inc. and CBES Bancorp, Inc. ("CBES") signed a definitive agreement pursuant to which CBES will be merged with and into a wholly-owned subsidiary of NASB Financial, Inc. formed solely to facilitate the transaction. The agreement provides that upon the effective date of the merger, each stockholder of CBES will receive $17.50 in cash for each share of CBES common stock owned by such shareholder. The transaction value is estimated at $15.4 million. As of September 30, 2002, CBES had assets of $109.8 million and equity of $14.2 million. For the twelve month period ended September 30, 2002, CBES had a pretax net loss of $872,000. The agreement has been approved by the boards of directors of both NASB Financial, Inc. and CBES Bancorp, Inc., the stockholders of CBES and the regulatory authorities. The merger is expected to close on December 20, 2002.

(22) PARENT COMPANY FINANCIAL INFORMATION

NASB Financial, Inc.
Balance Sheets

<Caption




                                                                                 September 30,
                                                                           -----------------------
                                                                              2002        2001
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                   $     404       6,431
Securities available for sale                                                   2,775       2,530
Accrued dividends receivable                                                       23          23
Investment in Subsidiary                                                      102,357      86,483
Real estate owned                                                               3,403          --
Investment in LLC                                                                 200	        --
Income taxes receivable                                                           232          30
Other assets                                                                       52          --
                                                                           -----------------------
                                                                            $ 109,446      95,497
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities                                                                 $      --          --

Stockholders' equity
  Common stock                                                                  1,470       1,466
  Additional paid-in capital                                                   15,862      15,635
  Retained earnings                                                           108,367      93,340
  Treasury stock                                                              (16,716)    (14,854)
  Accumulated other comprehensive loss                                            463         (90)
                                                                           -----------------------
      Total stockholders' equity                                              109,446      95,497
                                                                           -----------------------
                                                                            $ 109,446      95,497
                                                                           =======================

NASB Financial, Inc.
Statements of Income


                                                         Years Ended September 30,
                                                  ------------------------------------
                                                      2002         2001         2000
                                                  ------------------------------------
                                             (Dollars in thousands)
Income:
  Income from Subsidiary                         $  20,221       16,221       14,597
  Dividend income                                      275          275          275
                                                  ------------------------------------
     Total income                                   20,496       16,496       14,872
                                                  ------------------------------------
Expenses:
  Professional fees                                     81           30           30
  Real estate owned expense                            717           --           --
  Other expense	                                        35           33           39
                                                  ------------------------------------
    Total general expense                              833           63           69
                                                  ------------------------------------
  Income before income tax expense                  19,663       16,433       14,803
                                                  ------------------------------------
Income tax (benefit) expense                          (215)          82           82
                                                  ------------------------------------
      Net income                                  $ 19,878       16,351       14,721
                                                  ====================================




NASB Financial, Inc.
Statements of Cash Flows


                                                              Years ended September 30,
                                                            -----------------------------
                                                               2002      2001      2000
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 19,878    16,351    14,721
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Equity in undistributed earnings of subsidiary           (20,221)  (16,221)  (14,597)
    Change in income taxes receivable                           (296)       (5)       27
    Other                                                        (51)       --        --
                                                             ----------------------------
    Net cash (used in) provided by operating activities         (690)      125       151

Cash flows from investing activities:
 Dividends received from subsidiary                            2,000    10,860     7,900
 Real estate owned capital improvements                         (655)       --        --
 Investment in LLC                                              (200)       --        --
                                                             ----------------------------
    Net cash provided by investing activities                  1,145    10,860     7,900


NASB Financial, Inc.
Statements of Cash Flows (continued)


                                                              Years ended September 30,
                                                            -----------------------------
                                                               2002      2001      2000
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from financing activities:
  Cash dividends paid                                         (4,851)   (4,066)   (3,370)
  Stock options exercised                                        231       916       904
  Repurchase of common stock                                  (1,862)   (1,776)   (7,438)
                                                             -----------------------------
    Net cash used in financing activities                     (6,482)   (4,926)   (9,904)
                                                            -----------------------------
    Net increase (decrease) in cash and cash equivalents      (6,027)    6,059    (1,853)
    Cash and cash equivalents at beginning of period           6,431       372     2,225
                                                            -----------------------------

    Cash and cash equivalents at end of period              $    404     6,431       372
                                                            =============================


INDEPENDENT AUDITORS' REPORT
----------------------------------------------------------------------


The Board of Directors and Stockholders
NASB Financial, Inc., and Subsidiary

     We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. and Subsidiary (the "Company") as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

November 26, 2002
Kansas City, Missouri

SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS
----------------------------------------------------------------------
     The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands except per share data.



                               First      Second      Third      Fourth
2002                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 19,373     17,968      17,492      17,864      72,667
Interest expense               10,204      8,343       7,507       6,952      33,006
                             --------------------------------------------------------
Net interest income             9,139      9,625       9,985      10,912      39,661
Provision for loan losses         341        150          18          48         557
                             --------------------------------------------------------
Net interest income after
  provision for loan losses     8,798      9,475       9,967      10,864      39,104
Other income                    5,060      2,262       1,159       3,481      11,962
General and administrative
  expenses                      5,482      5,084       5,181       5,868      21,615
                             --------------------------------------------------------
Income before income taxes      8,376      6,653       5,945       8,477      29,451
Income tax expense              3,216      2,627       2,203       1,527       9,573
                             --------------------------------------------------------
Net income                   $  5,160      4,026       3,742       6,950      19,878
                             ========================================================
Earnings per share           $   0.61       0.48        0.44        0.83        2.36
                             ========================================================
Average shares outstanding      8,510      8,413       8,419       8,420       8,440


                               First      Second      Third      Fourth
2001                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 21,895     21,777      21,344      20,293      85,309
Interest expense               13,045     13,056      12,734      10,958      49,793
                             --------------------------------------------------------
Net interest income             8,850      8,721       8,610       9,335      35,516
Provision for loan losses         150        150         150          10         460
                             --------------------------------------------------------
Net interest income after
  provision for loan losses     8,700      8,571       8,460       9,325      35,056
Other income                    1,021      1,063       4,839       5,071      11,994
General and administrative
  expenses                      4,781      5,097       5,255       5,286      20,419
                             --------------------------------------------------------
Income before income taxes      4,940      4,537       8,044       9,110      26,631
Income tax expense              1,929      1,746       3,097       3,508      10,280
                             --------------------------------------------------------
Net income                   $  3,011      2,791       4,947       5,602      16,351
                             ========================================================
Earnings per share           $   0.35       0.33        0.58        0.65        1.91
                             ========================================================
Average shares outstanding      8,540      8,557       8,557       8,558       8,553






BOARD OF DIRECTORS OF NASB FINANCIAL INC., AND NORTH AMERICAN SAVINGS
BANK, F.S.B.
----------------------------------------------------------------------
DAVID H. HANCOCK
Chairman, Chief Executive Officer
NASB Financial, Inc. and North American Savings Bank

KEITH B. COX
President
NASB Financial, Inc. and North American Savings Bank

JAMES A. WATSON
Executive Vice President, North American Savings Bank

FREDERICK V. ARBANAS
Retired President, Fred Arbanas, Inc. National Yellow Pages Service Jackson County Legislature
Kansas City, Missouri

W. RUSSELL WELSH
President & CEO, Polsinelli, Shalton & Welte
Kansas City, Missouri

BARRETT BRADY
President, J.C. Nichols Company
Kansas City, Missouri

LINDA S. HANCOCK
Linda Smith Hancock Interiors
Kansas City, Missouri

OFFICERS OF NASB FINANCIAL, INC.
--------------------------------------------------------------------
DAVID H. HANCOCK
Chairman, President and Chief Executive Officer

KEITH B. COX
President

RHONDA NYHUS
Vice President and Treasurer

NORMA RIECK
Corporate Secretary

JAMES A. WATSON
Vice President

WADE HALL
Vice President

BRAD LEE
Vice President

JOHN M. NESSELRODE
Vice President

JOE O'FLAHERTY
Vice President

DENA SANDERS
Vice President

BRUCE THIELEN
Vice President


OFFICERS OF NORTH AMERICAN SAVINGS BANK, F.S.B.
--------------------------------------------------------------------
DAVID H. HANCOCK
Chairman
Chief Executive Officer

KEITH B. COX
President

JAMES A. WATSON
Executive Vice President
Operations and Branch Admin.

RHONDA NYHUS
Senior Vice President
Chief Financial Officer

NORMA RIECK
Corporate Secretary

WADE HALL
Senior Vice President, Commercial Lending

BRAD LEE
Senior Vice President, Construction Lending

JOHN M. NESSELRODE
Senior Vice President, Chief Investment Officer

JOE O'FLAHERTY
Senior Vice President, Residential Lending

DENA SANDERS
Senior Vice President, Retail Banking

BRUCE THIELEN
Senior Vice President, Residential Lending

MIKE ANDERSON
Vice President, Construction Lending

SHERRIE EIMER
Vice President, Branch Operations

CATHLEEN GWIN
Vice President, Residential Lending

JENNIE HARRIS
Vice President, Residential Lending

JEFF JACKSON
Vice President, Information Technology

LISA LILLARD
Vice President, Commercial Lending

JOE MORRIS
Vice President, Residential Lending
RON REAGAN
Vice President, Residential Lending

LISA M. REYNOLDS
Vice President, Construction Lending

RON STAFFORD
Vice President, Residential Lending

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

3322 S. Campbell - Suite W
Springfield, Missouri

12900 Metcalf - Suite 140
Overland Park, Kansas

12800 Corporate Hill Dr.
St. Louis, Missouri

1014 Country Club Road
St. Charles, Missouri

One Hallbrook Place
11150 Overbrook Road, Suite 225
Leawood, Kansas

CONSTRUCTION LENDING
12125-D Blue Ridge Ext.
Grandview, Missouri

LOAN ADMINISTRATION
12125-D Blue Ridge Ext.
Grandview, Missouri

INVESTOR INFORMATION
-------------------------------------------------------------------
ANNUAL MEETING OF STOCKHOLDERS:
     The Annual Meeting of Stockholders will be held on Tuesday, January 28, 2003, at 8:30 a.m. in the lobby of North American Savings Bank, 12498 South 71 Highway, Grandview.

ANNUAL REPORT ON 10-K:
     Copies of NASB Financial, Inc. Form 10-K Report to the Securities and Exchange Commission are available without charge upon written request to Keith B. Cox, President, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030.

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

COMMON STOCK PRICES AND DIVIDENDS
-------------------------------------------------------------------
     At September 30, 2002, stockholders held 8,420,342 outstanding shares of NASB Financial, Inc. common stock. The Company paid cash dividends of $0.10 per share were paid in February, May, and August and November of 2000. Cash dividends of $0.125 per share were paid in February, May, August and November of 2001. Cash dividends of $0.15 per share were paid in February, May and August of 2002.

     The table below reflects the Bank's high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                      Fiscal 2002            Fiscal 2001
                   ----------------       ----------------
Quarter ended        High      Low          High      Low
-----------------------------------------------------------
December 31       $ 17.00    14.50         14.50    12.00
March 31            20.51    15.40         12.81    11.63
June 30             24.64    20.50         14.75    11.88
September 30        24.19    19.25         15.75    12.76