Form 10-K, Exhibit 13
period 2003-09-30
NASB FINANCIAL INC
filed 2003-12-29
CIK 1059131

NASB FINANCIAL, INC.
2003 ANNUAL REPORT
-------------------------------------------------------------------

CONTENTS

2     Letter to Shareholders
3     Selected Consolidated Financial and Other Data
4-12  Management's Discussion and Analysis of Financial Condition and
          Results of Operations
13-39 Consolidated Financial Statements
40    Independent Accountants' Report
41    Summary of Unaudited Quarterly Operating Results and Listing
          of Directors
42    Listing of Officers and Other Disclosures
43    Listing of Branch Offices and Investor Information
44    Common Stock Prices and Dividends



FINANCIAL HIGHLIGHTS

                                   2003         2002         2001
                          ----------------------------------------
                       (Dollars in thousands, except per share data) For the year ended September 30:
  Net interest income          $ 49,004        39,661       35,516
  Net income                     23,969        19,878       16,351
  Net income per share             2.84          2.36         1.91
  Return on average assets         2.30%         2.04%        1.67%
  Return on average equity        20.24%        19.40%       18.25%
  Dividend payout ratio           23.23%        24.41%       24.87%

At year end:
  Assets                       $ 1,107,359    978,222      971,462
  Loans                          1,021,706    912,875      896,470
  Customer deposit accounts        654,688    549,437      586,037
  Stockholders' equity             127,434    109,446       95,497
  Stockholders' equity to assets     11.51%     11.19%        9.83%
  Book value per share         $     15.09      13.00        11.23

Selected year end information:
  Stock price per share: Bid   $     33.30      20.19        14.51
                         Ask         33.40      20.99        15.30

(LOGO)

                                                  December 19, 2003



Dear Shareholder:

     Exceedingly low interest rates, very active mortgage markets, and continuing robust residential construction activity - a savings bank's dream. The management at NASB Financial takes full responsibility for creating this environment which enabled us to post record gains in every facet of our business.

     For the twelve months ending September 30, NASB earned $24.0 million. Our 2.30% return on assets and 20.24% return on equity this year compare favorably with banks and thrifts in our area and throughout the country. This performance is a reflection of the strong managers we have in departments throughout our company.

     Since the February 1990 restructuring, our capital has increased at a compounded annual rate of slightly over 22%. Additionally, we have paid cumulative total dividends of $28.1 million, or $3.23 per share, since first initiating a dividend in February 1995. This does not include the special dividend of $5.7 million, or $0.68 per share, that was paid in November of this year. While future dividends will depend on our successes and alternative available uses of our capital, we will continue to consider dividends an attractive way to provide value to our shareholders; especially in light of lower tax rates passed into law in 2003.

     As we begin in our new year, we have more customers, more deposits, more capital, and more assets than ever before. We intend to work diligently to continue these improvements. As in previous years, our intelligence and success will be somewhat determined by circumstances beyond our control.



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



SUMMARY STATEMENT OF OPERATIONS              2003     2002     2001     2000     1999
-----------------------------------------------------------------------------------------
  Interest income                     $    72,624   72,667   85,309   78,962   63,557
  Interest expense                         23,620   33,006   49,793   43,124   33,102
                                         ------------------------------------------------
    Net interest income                    49,004   39,661   35,516   35,838   30,455
  Provision for loan losses                   538      557      460      600      300
                                         ------------------------------------------------
    Net interest income after provision
      for loan losses                      48,466   39,104   35,056   35,238   30,155
  Other income                             16,235   11,962   11,994    9,409   11,382
  General and administrative expenses      25,733   21,615   20,419   20,120   20,129
                                         ------------------------------------------------
    Income before income tax expense       38,968   29,451   26,631   24,527   21,408
   Income tax expense                      14,999    9,573   10,280    9,806    8,508
                                         ------------------------------------------------
      Net income                       $   23,969   19,878   16,351   14,721   12,900
                                         ================================================

Earnings per share:
  Basic                                $     2.84     2.36     1.91     1.66     1.43
  Diluted                                    2.84     2.35     1.90     1.63     1.40

Average shares outstanding (in thousands)   8,434    8,440    8,553    8,863    8,998




SUMMARY BALANCE SHEET                        2003     2002     2001     2000     1999
-----------------------------------------------------------------------------------------
Assets:
  Bank deposits                        $   20,640        --   12,166    1,577    7,317
  Stock in Federal Home Loan Bank          15,606    15,173   13,676   13,222    8,405
  Securities available for sale            10,228    17,319    7,420   10,006   19,510
  Loans receivable held for sale          168,292    73,591   92,864   88,320   92,232
  Mortgage-backed securities                  932     1,483    6,864   10,445   13,019
  Loans receivable held for investment    853,414   839,284  803,606  825,692  658,808
  Non-interest earning assets              38,247    31,372   35,460   35,263   26,446
                                         ------------------------------------------------
    Total assets                       $1,107,359   978,222  972,056  984,525  825,737
                                         ================================================

Liabilities:
  Checks outstanding in excess of
     bank balances                     $       --     7,764       --       --       --
  Customer & brokered deposit accounts    654,688   549,437  586,037  621,665  565,463
  Advances from Federal Home Loan Bank 	  308,088   295,192  273,471  264,436  168,088
  Other borrowings                             --        --       --      100      150
  Non-interest costing liabilities         17,149    16,383   17,051   14,663   13,173
                                         ------------------------------------------------
    Total liabilities                     979,925   868,776  876,559  900,864  746,874
  Stockholders' equity                    127,434   109,446   95,497   83,661   78,863
                                         ------------------------------------------------
    Total liabilities and
      stockholders' equity             $1,107,359   978,222  972,056  984,525  825,737
                                         ================================================
  Book value per share                 $    15.09    13.00    11.23     9.84     8.81
                                         ================================================

 OTHER DATA                                  2003     2002     2001     2000     1999
                                         ------------------------------------------------
  Loans serviced for others              $ 178,197  371,596  591,263  706,668  667,644
  Number of full service branches                8        8        8        8        8
  Number of employees                          378      314      309      307      322
  Shares outstanding (in thousands)          8,443    8,420    8,504    8,500    8,949


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

     The Bank operates eight deposit branch locations, eight residential loan origination branch offices, one residential internet loan origination office, and one residential construction loan origination office, primarily in the greater Kansas City area. The Bank also operates one commercial real estate loan origination office at it's headquarters in Grandview, Missouri. Consumer loans are also offered through the Bank's branch network. Customer deposit accounts are insured up to allowable limits by the Savings Association Insurance Fund ("SAIF"), a division of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of Thrift Supervision ("OTS") and the FDIC.

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

FINANCIAL CONDITION
     Total assets as of September 30, 2003, were $1,107.4 million, an increase of $129.1 million from the prior year-end. $109.9 million of this increase was due to the acquisition of CBES Bancorp, Inc. Average interest-earning assets increased $122.1 million from the prior year to $1,046.1 million.

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2003, the Bank originated $676.8 million in mortgage loans held for sale, $644.8 million in mortgage loans held for investment, and $34.7 million in other loans. This total of $1,356.3 million in loan originations was an increase of $340.3 million over the prior fiscal year.

     Included in the $168.3 million in loans held for sale as of September 30, 2003, are $11.9 million in residential mortgage loans held for sale with servicing released. All loans held for sale are carried at the lower of cost or fair value.

     The balance of total loans held for investment at September 30, 2003, was $861.4 million, an increase of $16.3 million from September 30, 2002. During fiscal 2003, total originations and purchases of mortgage loans and other loans held for investment were $682.2 million. The gross balance of loans on business properties was $411.4 million at September 30, 2003, compared to $391.4 million as of the previous year end. The gross balance of construction and development loans was $280.1 million at September 30, 2003, an increase of $72.4 million.

     The balance of mortgage servicing rights decreased $1.8 million during fiscal 2003, a result of amortization due to an increase in current loan prepayment and estimated future prepayment on the underlying mortgage loans. In relationship to this decrease, the total balance of mortgage loans serviced for others was $178.2 million, a decrease of $193.4 million from the prior fiscal year-end.

     Other assets increased $4.5 million during fiscal 2003. Included in the $9.7 million balance at September 30, 2003, were core deposit intangibles of $1.4 million, goodwill of $1.8 million, and cash surrender value of life insurance of $2.0, which resulted from the acquisition of CBES Bancorp, Inc.

     Total liabilities were $979.9 million at September 30, 2003, an increase of $111.1 million from the previous year. $94.3 million of this increase was due to the acquisition of CBES Bancorp, Inc. Average interest-costing liabilities during fiscal year 2003 were $944.2 million, an increase of $101.8 million from fiscal 2002.

     Accrued expenses and other liabilities were $4.4 million at September 30, 2003, a decrease of $2.4 million from September 30, 2002. This resulted primarily from a $1.6 million decrease in the liability for amounts due on the loans serviced for others due to decreased repayment volume at fiscal 2003 year-end.

     Total customer deposit accounts at September 30, 2003, were $654.7 million, an increase of $105.3 million from the prior year-end. $82.8 million of this increase was due to the acquisition of CBES Bancorp, Inc. The total change in customer deposits was comprised of an increase of $77.7 million in certificates of deposit, $12.0 million in demand deposit accounts, $8.3 million in savings accounts and $7.3 million in money market demand accounts. The average interest rate on customer deposits at September 30, 2003, was 2.13%, a decrease of 65 basis points from the prior year-end. The average balance of customer deposits during fiscal 2003 was $620.9 million, an increase of $53.2 million from fiscal 2002.

     Advances from the FHLB were $308.1 million at September 30, 2003, an increase of $12.9 million from the prior fiscal year-end. During fiscal year 2003, the Bank borrowed $460.0 million of new advances and made $457.3 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

     During the year ended September 30, 2003, the Company repurchased a total of 14,500 shares of its common stock at a cost of $352,000. In addition, four hundred shares of the Company's stock were acquired in the merger with CBES Bancorp, Inc. Such shares had a value of $10,000 at the time of acquisition. Also during fiscal 2003, the Company paid a total of $5.6 million in cash dividends to its stockholders.

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

     During fiscal year 2003, average interest-earning assets exceeded average interest-costing liabilities by $102.0 million, which was 9.5% of average total assets. In fiscal year 2002, average interest-earning assets exceeded average interest-costing liabilities by $81.6 million, which was 8.6% of average total assets.

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


                                                            As of
                                     Fiscal 2003           9/30/03
                              ---------------------------
                              Average              Yield/     Yield/
                              Balance   Interest    Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable        $    992,780   71,042    7.16%      6.28%
  Mortgage-backed securities     7,114      439    6.17%      6.58%
  Investments                   25,483      961    3.77%      3.53%
  Bank deposits                 20,752      182    0.88%      0.57%
                              --------------------------------------
    Total earning assets     1,046,129   72,624    6.94%      6.10%
                                       -----------------------------
Non-earning assets             31,759
                              --------
      Total               $  1,077,888
                              ========

Interest-costing liabilities:
  Customer checking and savings
    deposit accounts      $   200,865     2,003    1.00%      0.70%
  Customer certificates of
    Deposit                   420,010    12,437    2.96%      2.80%
  FHLB advances               323,278     9,180    2.84%      1.62%
  Other borrowings                 --        --      --%        --%
                              --------------------------------------
Total costing liabilities     944,153    23,620    2.50%      1.97%
                                       -----------------------------
Non-costing liabilities        16,986
Stockholders' equity          116,749
                              --------
    Total                 $  1,077,888
                              ========
Net earning balance       $    101,976
                              ========
Earning yield less costing rate                   4.44%      4.13%
                                                ===================
Average interest-earning
    assets                $  1,046,129
                               ========
Net interest                            49,004
                                       ========
Net yield spread on avg.
  Interest-earning assets                         4.68%
                                                ========



                                                            As of
                                     Fiscal 2002           9/30/02
                              ---------------------------
                              Average            Yield/     Yield/
                              Balance  Interest   Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable          $ 870,532   70,743    8.13%      7.34%
  Mortgage-backed securities    6,552      486    7.42%      6.87%
  Investments                  24,455    1,095    4.48%      4.86%
  Bank deposits                22,521      343    1.52%      1.31%
                              --------------------------------------
    Total earning assets      924,060   72,667    7.86%      7.18%
                                       -----------------------------
Non-earning assets             29,193
                              --------
      Total                $  953,253
                              ========

Interest-costing liabilities:
Customer checking and savings
    deposit accounts       $  168,781    2,439    1.45%       1.24%
  Customer certificates of
    Deposit                   398,936   17,266    4.33%       3.54%
 FHLB advances                274,717   13,301    4.84%       3.73%
  Other borrowings                 --       --      --%         --%
                              --------------------------------------
Total costing liabilities     842,434   33,006    3.92%       3.11%
                                       -----------------------------
Non-costing liabilities        10,157
Stockholders' equity          100,662
                              --------
    Total                  $  953,253
                              ========
Net earning balance         $  81,626
                              ========
Earning yield less costing rate                   3.94%      4.07%
                                                ===================
Average interest-earning
    assets                  $ 924,060
                              ========
Net interest                            39,661
                                       ========
Net yield spread on avg.
  Interest-earning assets                         4.29%
                                                ========



                                                            As of
                                     Fiscal 2001           9/30/01
                              ---------------------------
                              Average            Yield/     Yield/
                              Balance  Interest   Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable          $ 914,576   82,166    8.98%      8.06%
  Mortgage-backed securities   14,856      980    6.60%      7.26%
  Investments                  23,261    1,437    6.18%      5.61%
  Bank deposits                18,350      726    3.96%      2.67%
                              --------------------------------------
    Total earning assets      971,043   85,309    8.79%      7.94%
                                       -----------------------------
Non-earning assets             38,849
                              --------
      Total                $1,009,892
                              ========

Interest-costing liabilities:
Customer checking and savings
    deposit accounts       $  155,762    4,104    2.63%      2.13%
  Customer certificates of
    Deposit                   460,631   27,565    5.98%      5.44%
 FHLB advances                290,658   18,121    6.23%      5.47%
  Other borrowings                 46        3    6.50%        --%
                              --------------------------------------
Total costing liabilities     907,097   49,793    5.49%      4.88%
                                       -----------------------------
Non-costing liabilities        15,187
Stockholders' equity           87,608
                              --------
    Total                  $1,009,892
                              ========
Net earning balance         $  63,946
                              ========
Earning yield less costing rate                   3.30%      3.06%
                                                ===================
Average interest-earning
    assets                  $ 971,043
                              ========
Net interest                            35,516
                                       ========
Net yield spread on avg.
  Interest-earning assets                         3.66%
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


                                   Year ended September 30, 2003
                                            compared to
                                   year ended September 30, 2002
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $ (8,444)    9,939   (1,196)       299
  Mortgage-backed securities     (82)       42       (7)       (47)
  Investments                   (191)       46       11       (134)
  Bank deposits                 (144)      (27)      10       (161)
                            ----------------------------------------
Net change in interest income (8,861)   10,000   (1,182)       (43)
                            ----------------------------------------
Components of interest expense:
  Customer deposit accounts   (6,472)    1,845     (638)    (5,265)
  FHLB advances               (5,494)    2,350     (977)    (4,121)
  Other borrowings                --        --       --         --
                            ----------------------------------------
Net change in
   interest expense          (11,966)    4,195   (1,615)    (9,386)
                            ----------------------------------------
Increase in net interest
   income                   $  3,105     5,805      433      9,343
                            ========================================

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
                            ========================================


COMPARISON OF YEARS ENDED SEPTEMBER 30, 2003 AND 2002
     For the fiscal year ended September 30, 2003, the Company had net income of $24.0 million, or $2.84 per share, compared to net income $19.9 million, or $2.36 per share in the prior year.

     Total interest income for the year ended September 30, 2003, was $72.6 million, a decrease of $43,000 from fiscal year 2002. The average yield on assets decreased during fiscal 2003 to 6.94% from 7.86% during fiscal 2002, which resulted in a decrease in total interest income of $8.9 million. This decrease was offset by an increase in average interest-earning assets of $122.1 million from $924.0 million during fiscal 2002 to $1,046.1 million during fiscal 2003, resulting in an offsetting increase in total interest income of $10.0 million.

     Interest income on loans increased $299,000 to $71.0 million in fiscal 2003, compared to $70.7 million during fiscal 2002. An increase of approximately $9.9 million was the result of an increase in the average balance of loans outstanding of $122.2 million over the prior period. This increase was offset by a decrease of approximately $8.4 million which resulted from a 97 basis point decrease in the average yield on loans. The weighted average rate on loans receivable at the year ended September 30, 2003, was 6.28%, a 106 basis point decrease from September 30, 2002.

     Interest on MBS declined during fiscal year 2003, primarily due to a 125 basis point decrease in the average yield on MBS. In recent years, North American has focused its growth on the commercial real estate, residential construction, and residential "whole loan" portfolios, so there have been no purchases of MBS. Management plans to continue using MBS repayments as a source of funding for loan originations.

     Total interest expense during the year ended September 30, 2003, decreased $9.4 million (28%) from the prior year. Specifically, interest on customer deposit accounts decreased $6.5 million due to a 114 basis point decrease in the average rate paid on such interest-costing liabilities. This decrease was offset by an increase of approximately $1.8 million which resulted from an increase in the average balance of customer deposit accounts of $53.2 million over the prior period. The average rate paid on FHLB advances decreased 200 basis points, which resulted in a decrease in interest on FHLB advances of approximately $5.5 million from fiscal year 2002. This decrease was offset by an increase of approximately $2.4 million which resulted from a $48.6 million increase in the average balance of FHLB advances over the prior period. Management continues to use FHLB advances as a primary source of short-term financing.

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

     The provision for losses on loans was $538,000 during the year ended September 30, 2003, compared to $557,000 during fiscal 2002. The allowance for loan losses was $8.0 million or 0.78% of the total loan portfolio and approximately 116% of total nonaccrual loans. This compares with an allowance for loan losses of $5.9 million or 0.64% of the total loan portfolio and approximately 92% of the total nonaccrual loans as of September 30, 2002. $1.3 million of the increase in the allowance for loan losses was due to the acquisition of CBES Bancorp, Inc. The additional increase of $812,000 resulted from the aforementioned provision for loan losses and net loan recoveries for the year of $274,000. The provision for loss on loans was recorded primarily as a result of a $591,000 increase from the prior year in loans secured by business properties classified as a loss. With regard to loan portfolio concentrations at September 30, 2003, loans secured by business properties made up thirty-six percent of the Bank's total loans receivable, and sixty percent of the allowance for loan losses was allocated to such loans. This compares to thirty-eight percent of total loans receivable and sixty-one percent of the allowance at September 30, 2002. At September 30, 2003, loans secured by residential properties made up thirty-three percent of the Bank's total loans receivable, and sixteen percent of the allowance for loan losses was allocated to such loans. This compares to thirty-five percent of total loans receivable and twenty percent of the allowance at September 30, 2002. At September 30, 2003, construction and development loans made up twenty-five percent of the Bank's total loans receivable, and twelve percent of the allowance for loan losses was allocated to such loans. This compares to twenty percent of total loans receivable and eleven percent of the allowance at September 30, 2002. Management believes that the quality of collateral, as well as general loan terms, of the Bank's loan portfolios have remained essentially unchanged from the prior year. Management also believes that the provision for loan losses is sufficient to provide for a level of loan loss allowance at year end that would adequately absorb all estimated credit losses on outstanding balances over the subsequent twelve-month period.

     Total other income for fiscal year 2003 was $16.2 million, an increase of $4.3 million from the amount earned in fiscal year 2002. Specifically, gain on sale of loans held for sale increased $3.6 million due to an increase in mortgage banking volume. Additionally, customer service fees and charges increased $560,000 due to an increase in appraisal and other fee income related to the increase in mortgage banking volume. Net loan servicing fees increased $3.0 million due to a decrease in the amortization of capitalized servicing. These increases in other income were offset by a $2.2 million increase in provision for losses on real estate owned attributable to a hotel property in the Southeast area of Kansas City, Missouri, which was sold in April 2003. Additionally, the impairment provision on mortgage servicing rights decreased $674,000. Other income decreased $728,000, consisting primarily of a $320,000 increase in loan prepayment penalties, offset by a $1.3 million decrease from the prior fiscal year in the effect of recording the net fair value of certain loan-related commitments in accordance with certain aspects of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities."

     Total general and administrative expenses for fiscal 2003 were $25.7 million, up $4.1 million from the prior year. This is due primarily to a $2.7 million increase in compensation as a result of the higher level of loan origination volume and the acquisition of CBES Bancorp, Inc. Commission paid on loans originated for the Bank's portfolio are deferred and amortized into interest income on a level yield over the life of the loan. Additionally, advertising expenses increased $359,000, and other expenses increased $773,000 primarily due to an increase in data processing and other costs related to the higher loan origination volume and the acquisition of CBES, Bancorp, Inc.


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

     The following table is an interest rate sensitivity analysis, which summarizes information provided by the OTS, which estimates the changes in NPV of the Bank's portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank's current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OTS compiled this information using data from the Bank's Thrift Financial Report as of September 30, 2003. The model output data associated with the -200 and -300 basis point scenarios was suppressed because of the relatively low current interest rate environment. Dollar amounts are expressed in thousands.





Changes in            Net Portfolio Value              NPV as % of PV of Assets
  Market        ------------------------------------             Board approved
Interest rates    $ Amount    $ Change   % Change       Actual      minimum
----------------------------------------------------  ------------------------
    + 3%           157,018     (11,146)      -7%        14.3%         6%
    + 2%           162,074      (6,090)      -4%        14.5%         6%
    + 1%           165,656      (2,509)      -1%        14.6%         7%
  no change        168,165          --       --         14.6%         8%
    - 1%           170,668       2,504       +1%        14.6%         8%
    - 2%                --          --       --           --          8%
    - 3%                --          --       --           --          8%




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

LIQUIDITY AND CAPITAL RESOURCES

     Effective July 18, 2001, the OTS adopted a rule that removed the regulation to maintain a specific average daily balance of liquid assets, but retained a provision that requires institutions to maintain sufficient liquidity to ensure their safe and sound operation. North American maintains a level of liquid assets adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The Bank's primary sources of liquidity are the sale and repayment of loans, retention or newly acquired retail deposits, and FHLB advances. Management continues to use FHLB advances as a primary source of short-term funding. At September 30, 2003, the Bank had available advances at FHLB of $108.9 million. The Bank has established relationships with various brokers, and, as a secondary source of liquidity, the Bank may purchase brokered deposit accounts. Although the Bank does not have any brokered deposits at September 30, 2003, it could purchase up to $327.3 million and remain "well capitalized" as defined by the OTS.

     Fluctuations in the level of interest rates typically impact prepayments on mortgage loans and mortgage related securities. During periods of falling rates, these prepayments increase and a greater demand exists for new loans. The Bank's ability to attract customer deposits is partially impacted by area competition and by other alternative investment sources that may be available to the Bank's customers in various interest rate environments. Management is not currently aware of any other trends, market conditions, or other economic factors that could materially impact the Bank's primary sources of funding or affect its future ability to meet obligations as they come due. Although future changes to the level of market interest rates is uncertain, management believes its sources of funding will continue to remain stable during upward and downward interest rate environments.

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September 30, 2003, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirements, is provided in the notes to the consolidated financial statements.


     The following table discloses payments due on the Company's contractual obligations at September 30, 2003:





                                            Due in     Due from     Due from     Due in
                                 Total     < 1 year    1-3 years    3-5 years    > 5 years
                                ----------------------------------------------------------
Advances from FHLB            $  308,088   294,534     2,115        4,185         7,254
Operating Leases                   1,783       763       930           90            --
                                ----------------------------------------------------------
Total contractual obligations $  309,871   295,297     3,045        4,275         7,254
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

NASB Financial, Inc. and Subsidiary
Consolidated Balance Sheets



                                                                                 September 30,
                                                                           -----------------------
                                                                                2003        2002
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                $     24,321       4,168
Securities available for sale, at market value (amortized cost of
   $5,243 and $13,925 at September 30, 2003 and 2002, respectively)             5,564      14,635
Stock in Federal Home Loan Bank, at cost                                       15,606      15,173
Mortgage-backed securities:
  Available for sale, at market value (amortized cost of $4,741 and
    $2,643 at September 30, 2003 and 2002, respectively)                        4,664       2,684
  Held to maturity, at cost (market value of $987 and $1,544 at
    September 30, 2003 and 2002, respectively)                                    932       1,483
Loans receivable:
  Held for sale, at lower of amortized cost or market value (estimated market value of $170,694 and $76,855 at September 30, 2003 and 2002,
    respectively)                                                             168,292      73,591
  Held for investment, net                                                    861,400     845,149
Allowance for loan losses                                                      (7,986)     (5,865)
Accrued interest receivable                                                     4,707       4,795
Foreclosed assets held for sale, net                                            4,561       4,938
Premises and equipment, net                                                     7,631       6,523
Investment in LLC                                                               2,272         200
Mortgage servicing rights, net                                                  1,191       2,957
Deferred income tax asset                                                       4,477       2,537
Other assets                                                                    9,727       5,254
                                                                           -----------------------
                                                                         $  1,107,359     978,222
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Check outstanding in excess of bank balances                           $         --       7,764
  Customer deposit accounts                                                   654,688     549,437
  Advances from Federal Home Loan Bank                                        308,088     295,192
  Escrows                                                                       8,300       7,404
  Income taxes payable                                                          4,462       2,230
  Accrued expenses and other liabilities                                        4,387       6,749
                                                                           -----------------------
    Total liabilities                                                         979,925     868,776
                                                                           -----------------------

Stockholders' equity:
  Common stock of $0.15 par value: 20,000,000 authorized; 9,840,112 shares and 9,802,112 shares issued at September 30, 2003 and
    2002, respectively                                                          1,476       1,470
  Serial preferred stock of $1.00 par value: 7,500,000 shares
    authorized; none outstanding                                                   --          --
  Additional paid-in capital                                                   16,116      15,862
  Retained earnings                                                           126,769     108,367
  Treasury stock, at cost; 1,396,670 shares and 1,381,770 shares at
    September 30, 2003 and 2002, respectively                                 (17,077)    (16,716)
  Accumulated other comprehensive loss                                            150         463
                                                                           -----------------------
      Total stockholders' equity                                              127,434     109,446
                                                                           -----------------------
                                                                         $  1,107,359     978,222
                                                                           =======================



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Income


                                                         Years Ended September 30,
                                                  ------------------------------------
                                                      2003         2002         2001
                                                  ------------------------------------
                                             (Dollars in thousands, except per share data)
Interest on loans receivable                      $  71,042       70,743       82,166
Interest on mortgage-backed securities                  439          486          980
Interest and dividends on securities                    961        1,095        1,437
Other interest income                                   182          343          726
                                                  ------------------------------------
     Total interest income                           72,624       72,667       85,309
                                                  ------------------------------------
Interest on customer deposit accounts                14,440       19,705       31,669
Interest on advances from Federal Home Loan
  Bank and other borrowings                           9,180       13,301       18,124
                                                  ------------------------------------
    Total interest expense                           23,620       33,006       49,793
                                                  ------------------------------------
    Net interest income                              49,004       39,661       35,516
Provision for loan losses                               538          557          460
                                                  ------------------------------------
    Net interest income after provision
      for loan losses                                48,466       39,104       35,056
                                                  ------------------------------------
Other income (expense):
  Loan servicing fees, net                           (1,177)      (4,143)      (4,583)
  Impairment recovery (loss) on mortgage
    servicing rights                                    381        1,005         (972)
  Impairment loss on mortgage-backed securities          --         (531)          --
  Customer service fees and charges                   5,001        4,441        3,662
  Provision for (loss) recovery on real estate owned (1,984)         236         (140)
  Gain on sale of securities available for sale         249           --           41
  Gain on sale of loans receivable held for sale     12,923        9,334        8,841
  Gain on sale of customer deposit branch                --           --        4,129
  Other                                                 842        1,570        1,016
                                                  ------------------------------------
    Total other income                               16,235       11,962       11,994
                                                  ------------------------------------
General and administrative expenses:
  Compensation and fringe benefits                   11,417        9,761        9,523
  Commission-based mortgage banking compensation      5,620        4,583        4,261
  Premises and equipment                              2,530        2,234        2,293
  Advertising and business promotion                  1,008          649          442
  Federal deposit insurance premiums                    105          108          121
  Other                                               5,053        4,280        3,779
                                                  ------------------------------------
     Total general and administrative expenses       25,733       21,615       20,419
                                                  ------------------------------------
     Income before income tax expense                38,968       29,451       26,631
                                                  ------------------------------------
Income tax expense (benefit):
  Current                                            16,090       11,862       14,596
  Deferred                                           (1,091)      (2,289)      (4,316)
                                                  ------------------------------------
    Total income tax expense                         14,999        9,573       10,280
                                                  ------------------------------------
      Net income                                  $  23,969       19,878       16,351
                                                  ====================================

Basic earnings per share                          $    2.84         2.36         1.91
                                                  ====================================

Diluted earnings per share                        $    2.84         2.35         1.90
                                                  ====================================

Weighted average shares outstanding               8,433,713    8,439,845    8,552,936
                                                  ====================================



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows


                                                              Years ended September 30,
                                                            -----------------------------
                                                               2003      2002      2001
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 23,969    19,878    16,351
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation                                                 754       787       849
    Amortization and accretion, net                             (354)    3,479     3,526
    Deferred income tax expense                               (1,091)   (2,289)   (4,316)
    Gain on sale of securities available for sale               (249)       --       (41)
    Impairment loss (recovery) on mortgage servicing rights     (381)   (1,055)      972
    Impairment loss on mortgage-backed securities                 --       531        --
    Net fair value of loan-related commitments                   714      (633)       --
    Gain on sale of loans receivable held for sale           (12,923)   (9,334)   (8,841)
    Provision for loan losses                                    538       557       460
    Provision for loss (recovery) on real estate owned         1,984      (236)      140
    Origination and purchase of loans receivable
      held for sale                                         (676,832) (522,674) (540,621)
    Sale of loans receivable held for sale                   858,372   579,668   578,409
Changes in:
  Accrued interest receivable                                    435       792       705
  Accrued expenses and other liabilities and
    income taxes payable                                        (178)   (3,445)    5,612
                                                            ----------------------------
    Net cash provided by operating activities                194,758    66,026    53,205

Cash flows from investing activities:
  Principal repayments of mortgage-backed securities:
    Held to maturity                                             571     3,569     3,605
    Available for sale                                         3,111       907     2,909
  Principal repayments of mortgage loans receivable held
    for investment and held for sale                         430,658   410,497   411,076
  Principal repayments of other loans receivable              28,517    37,096    30,834
  Principal repayments of securities available for sale        3,519    20,479       367
  Loan origination - mortgage loans receivable
    held for investment                                     (644,812) (468,908) (394,685)
  Loan origination - other loans receivable                  (34,747)  (24,378)  (31,610)
  Purchase of mortgage loans receivable held for investment   (2,627)  (15,745)  (34,636)
  Purchases of other loans receivable                             --    (5,173)       --
  Proceeds from sale (purchases) of Federal Home Loan
    Bank stock                                                 1,889    (1,497)     (454)
  Purchases of securities available for sale                      --   (29,197)  (19,772)
  Proceeds from sale of securities available for sale          7,132        --    19,819
  Proceeds from sale of real estate owned                      6,269     8,180     5,109
  Purchase of premises and equipment, net                       (907)     (430)   (1,898)
  Investment in LLC                                           (2,072)       --        --
  Net cash acquired in acquisition of CBES Bancorp, Inc.      16,664        --        --
  Other                                                         (420)        8       (73)
                                                            ----------------------------
    Net cash used in investing activities                   (187,255)  (64,592)   (9,409)


NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows (continued)


                                                              Years ended September 30,
                                                            -----------------------------
                                                               2003      2002      2001
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from financing activities:
  Net increase (decrease) in customer deposit accounts        22,970   (36,600)  (35,628)
  Proceeds from advances from Federal Home Loan Bank         460,000   224,000   226,000
  Repayment of advances from Federal Home Loan Bank         (457,293) (202,279) (216,965)
  Repayment of other borrowings                                   --        --      (100)
  Cash dividends paid                                         (5,567)   (4,851)   (4,066)
  Stock options exercised                                        260       231       916
  Repurchase of common stock for treasury                       (352)   (1,862)   (1,776)
  Change in checks outstanding in excess of bank balances     (7,764)    7,764        --
  Change in escrows                                              396       288       219
                                                            -----------------------------
    Net cash provided by (used in) financing activities       12,650   (13,309)  (31,400)
                                                            -----------------------------
    Net increase (decrease) in cash and cash equivalents      20,153   (11,875)   12,396
    Cash and cash equivalents at beginning of period           4,168    16,043     3,647
                                                            -----------------------------

    Cash and cash equivalents at end of period              $ 24,321     4,168    16,043
                                                            =============================

Supplemental disclosure of cash flow information:
  Cash paid for income taxes (net of refunds)               $ 13,725    16,654     9,976
  Cash paid for interest                                      23,613    33,258    49,734

Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of loans receivable to real estate owned       $  8,008     4,551     9,821
  Conversion of real estate owned to loans receivable          1,638        68        78
  Capitalization of originated mortgage servicing rights         138        86     1,783
  Transfer of loans from held to maturity to held for sale        --        --    67,117
  Transfer of securities from held to maturity to
     held for sale       								      --     1,212        --

In connection with the acquisition of CBES Bancorp, Inc. on December 19, 2002, the Company acquired assets of
$109.9 million, assumed liabilities of $94.3 million, received cash of $32.2 million, and paid cash of $15.6 million.




See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity


                                                                          Accumulated
                                        Additional                           other          Total
                                Common   paid-in    Retained   Treasury  comprehensive   stockholders'
                                 stock    capital   earnings     stock   income (loss)      equity
                              ---------------------------------------------------------------------
                                                         (Dollars in thousands)
Balance at October 1, 2000    $  1,448    14,737     81,055    (13,078)       (501)         83,661
 Comprehensive income:
  Net income                        --        --     16,351         --          --          16,351
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --         411             411
                                                                                         ----------
  Total comprehensive income        --        --         --         --          --          16,762
 Cash dividends paid                --        --     (4,066)        --          --          (4,066)
 Stock options exercised            18       898         --         --          --             916
 Purchase of common stock
   for treasury                     --        --         --     (1,776)         --          (1,776)
                              ---------------------------------------------------------------------
Balance at September 30, 2001    1,466    15,635     93,340    (14,854)        (90)         95,497
 Comprehensive income:
  Net income                        --        --     19,878         --          --          19,878
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --         553             553
                                                                                         ----------
  Total comprehensive income        --        --         --         --          --          20,431
 Cash dividends paid                --        --     (4,851)        --          --          (4,851)
 Stock options exercised             4       227         --         --          --             231
 Purchase of common stock
   for treasury                     --        --         --     (1,862)         --          (1,862)
                              ---------------------------------------------------------------------
Balance at September 30, 2002    1,470    15,862    108,367    (16,716)        463         109,446
Comprehensive income:
  Net income                        --        --     23,969         --          --          23,969
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities    --        --         --         --        (313)           (313)
                                                                                         ----------
  Total comprehensive income        --        --         --         --          --          23,656
 Cash dividends paid                --        --     (5,567)        --          --          (5,567)
 Stock options exercised             6       254         --         --          --             260
 Purchase of common stock
   for treasury                     --        --         --       (361)         --            (361)
                              ---------------------------------------------------------------------
Balance at September 30, 2003 $  1,476    16,116    126,769    (17,077)        150         127,434
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

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $20.6 million at September 30, 2003. The Bank had checks outstanding in excess of the balance in their accounts at Federal Home Loan Bank of $7.8 million at September 30, 2002.

SECURITIES AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE
     Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2003 and 2002, the Company had no assets designated as trading. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

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

ALLOWANCE FOR LOAN LOSSES
     The Bank considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Bank records a loss valuation equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's effective rate based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. One-to-four family residential loans and consumer loans are collectively evaluated for impairment. Loans on residential properties with greater than four units, on construction and development and commercial properties are evaluated for impairment on a loan by loan basis. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent losses in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying
collateral, and current economic conditions.    Assessing the adequacy
of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In management's opinion, the allowance, when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in the Bank's loan portfolio.

FORECLOSED ASSETS HELD FOR SALE
     Foreclosed assets held for sale are initially recorded at fair value as of the date of foreclosure less any estimated selling costs (the "new basis") and are subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. Adjustments for estimated losses are charged to operations when the fair value declines to an amount less than the carrying value. Costs and expenses related to major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. Applicable gains and losses on the sale of real estate owned are realized when the asset is disposed depending on the adequacy of the down payment and other requirements.

PREMISES AND EQUIPMENT
     Premises and equipment are recorded at cost, less accumulated depreciation. Depreciation of premises and equipment is provided over the estimated useful lives (from three to forty years for buildings and improvements, and from three to ten years for furniture, fixtures, and equipment) of the respective assets using the straight-line method. Maintenance and repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

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

     The Bank's bad debt deduction for the years ended September 30, 2003 and 2002, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the "base-year." The recapture of the excess reserve will be completed over a six-year phase-in-period that began with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $3.7 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank's capital in the form of stock redemptions has caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

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

     Originated mortgage servicing rights are recorded at cost based upon the relative fair values of the loans and the servicing rights. Servicing release fees paid on comparable loans and discounted cash flows are used to determine estimates of fair values. Purchased mortgage servicing rights are acquired from independent third-party originators and are recorded at the lower of cost or fair value. These rights are amortized in proportion to and over the period of expected net servicing income or loss.
     Impairment Evaluation - The Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights, the Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights. During the years ended September 30, 2003 and 2002, the value of mortgage servicing rights increased, which resulted in a recovery of valuation allowance of $381,000 and $1.1 million, respectively.

DERIVATIVE INSTRUMENTSS
     The Bank regularly enters into commitments to originate and sell loans held for sale. Such commitments are considered derivative instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. These statements require the Bank to recognize all derivative instruments as either assets or liabilities in the balance sheet and to measure those instruments at fair value. As of September 30, 2003, the fair value of loan related commitments resulted in a net liability of $81,000. As of September 30, 2002, the fair value of loan related commitments resulted in a net asset of $633,000.

REVENUE RECOGNITION
     Interest income, loan servicing fees, customer service fees and charges and ancillary income related to the Bank's deposits and lending activities are accrued as earned.

EARNINGS PER SHARE
     Earnings per share have been computed based upon the weighted-average common shares outstanding during the year. Dilutive securities consist entirely of stock options granted to employees as incentive stock options under Section 442A of the Internal Revenue Code as amended.

RECENTLY ISSUED ACCOUNTING STANDARDS
     In October 2001, the FASB issued SFAS No.144, "Accounting for the
Impairment or Disposal of Long-Lived Assets."    SFAS No 144 addresses
financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on the consolidated financial statements.

     In October 2002, the FASB  issued, SFAS No. 146, "Accounting for
Costs Associated with Exit or Disposal Activities."   The provisions
of SFAS No. 146 are effective for exit and disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the consolidated financial statements.

     In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." This statement provides guidance on the accounting for the acquisition of a financial institution and applies to all acquisitions except those between two or more mutual enterprises. The adoption of SFAS No. 147 did not have a material impact on the consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of FASB Statement No. 123." This statement provides alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation, and amends the disclosure provisions of SFAS No. 123 to require disclosure about the effects of an entities accounting policy decisions with respect to stock-based employee compensation in both annual and interim financial reporting. The Company accounts for stock-based compensation in accordance with APB No. 25 and has adopted the disclosure provisions of SFAS No. 148 as provided in the new pronouncements.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS No. 133 to clarify the definition of a derivative and incorporate many of the implementation issues cleared as a result of the Derivatives Implementation Group process. This statement was effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement affects the classification, measurement, and disclosure requirements of certain freestanding financial instruments, including mandatorily redeemable shares. This statement was effective for all financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

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

RECLASSIFICATIONS
     Certain amounts for 2002 and 2001 have been reclassified to conform to the current year presentation.

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

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument presented as of September 30, 2003 and 2002:

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


                                        September 30, 2003
                           --------------------------------------------
                                         Gross       Gross    Estimated
                            Amortized  unrealized  unrealized   market
                              cost       gains       losses      value
                        -----------------------------------------------
Debt securities             $ 4,996        321           --       5,317
Equity securities               180         --           --         180
Municipal securities             67         --           --          67
                           --------------------------------------------
   Total                    $ 5,243        321           --       5,564
                           ============================================


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
                           ============================================


     During the year ended September 30, 2003, gross gains of $262,000 and gross losses of $13,000 were recognized on the sale of securities available for sale. There were no sales of securities available for sale during the year ended September 30, 2002. During the year ended September 30, 2001, gross gains of $41,000 and no losses were recognized on the sale of securities available for sale.

     The scheduled maturities of securities available for sale at September 30, 2003, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains       losses       value
                           --------------------------------------------
No stated maturity         $    180         --           --         180
Due from one to five years    5,015        321           --       5,336
Due from five to ten years       27         --           --          27
Due after ten years              21         --           --          21
                           --------------------------------------------
   Total                   $  5,243        321           --       5,564
                           ============================================

(3) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.






                                                     September 30, 2003
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized        market
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $     831         13            --             844
FHLMC participation certificates -
  fixed rate                            2,893         --           (90)          2,803
Other asset-backed securities           1,010         --            --           1,010
Mortgage-backed derivatives (including
  CMO residuals and interest-only
  securities)                               7         --            --               7
                                    -----------------------------------------------------
       Total                        $   4,741         13           (90)          4,664
                                    =====================================================



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
                                    =====================================================

</Table




     There were no sales of mortgage-backed securities available for sale during the years ended September 30, 2003, 2002 or 2001.

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

     The scheduled maturities of mortgage-backed securities available for sale at September 30, 2003, are presented in the following table.
Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains       losses       value
                           --------------------------------------------
Due from one to five years $  1,010         --          --        1,010
Due after ten years           3,731         13         (90)       3,654
                           --------------------------------------------
   Total                   $  4,741         13         (90)       4,664
                           ============================================


     Actual maturities of mortgage-backed securities available for sale may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations.

                                  23

The principal balances of mortgage-backed securities held to available for sale that are pledged to secure certain obligations of the Bank as of September 30 are as follows. Dollar amounts are expressed in thousands.

                                       September 30, 2003
                       -----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains      losses       value
                       -----------------------------------------------
Customer deposit accounts $  2,048        10        (55)        2,003


(4) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

     The following tables present a summary of mortgage-backed securities held to maturity. Dollar amounts are expressed in thousands.



                                                    September 30, 2003
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized        market
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $     471         33            --             504
FNMA pass-through certificates:
  Fixed rate                               95          5            --             100
  Balloon maturity and
    adjustable rate                       137          2            --             139
Pass-through certificates guaranteed
  by GNMA - fixed rate                    198         15            --             213
Collateralized mortgage
  obligation bonds                         31         --            --              31
                                    ----------------------------------------------------
     Total                         $      932         55            --             987
                                    =====================================================







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
                                    =====================================================









     The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2003, are presented in the following table. Dollar amounts are expressed in thousands.


                                       Gross        Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains       losses       value
                          ---------------------------------------------
Due from one to five years $   111           8          --         119
Due from five to ten years     288          21          --         309
Due after ten years            533          26          --         559
                         ---------------------------------------------
     Total                 $   932          55          --         987
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

                                       September 30, 2003
                       -----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains      losses       value
                       -----------------------------------------------
Customer deposit accounts $    799        48         --           847


                                      September 30, 2002
                       -----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    market
                             cost       gains      losses       value
                       -----------------------------------------------
Customer deposit accounts $  2,056        78         --         2,134




     All dispositions of mortgage-backed securities held to maturity during fiscal 2003, 2002, and 2001 were the result of maturities or calls.


(5) LOANS RECEIVABLE

     The following table provides a detail of loans receivable as of September 30. Dollar amounts are expressed in thousands.


HELD FOR INVESTMENT                           2003           2002
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties               $  194,400        246,591
    Business properties                     411,435        391,381
    Partially guaranteed by VA or
      insured by FHA                         13,759          8,042
    Construction and development            280,126        207,729
                                         ---------------------------
Total mortgage loans                        899,720        853,743
Commercial loans                             28,298         15,822
Installment loans and lease financing
  to individuals                             27,127         37,904
                                         ---------------------------
Total loans receivable held
  for investment                            955,145        907,469
Less:
  Undisbursed loan funds                    (88,148)       (55,939)
  Unearned discounts and fees on
    loans, net of deferred costs             (5,597)        (6,381)
  Allowance for losses on loans              (7,986)        (5,865)
                                         ---------------------------
    Net loans receivable held
      for investment                      $ 853,414        839,284
                                         ===========================



HELD FOR SALE                                 2003           2002
                                         ---------------------------
Mortgage loans:
  Permanent loans on
    residential properties               $  176,882        108,723
 Less:
  Undisbursed loan funds                     (8,919)       (35,120)
  Unearned discounts and fees on loans,
    net of deferred costs                       329            (12)
                                          --------------------------
    Net loans receivable held for sale    $ 168,292         73,591
                                          ==========================

     Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $641,000 and $659,000 at September 30, 2003 and 2002, respectively.

     Whole loans and participations serviced for others were approximately $178.2 million and $371.6 million at September 30, 2003 and 2002, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets

     First mortgage loans were pledged to secure FHLB advances in the amount of approximately $671.1 million and $596.4 million at September 30, 2003 and 2002, respectively.

     Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2003 and 2002. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

     As of September 30, 2003 and 2002, loans with an aggregate principal balance of approximately $6.9 million and $6.4 million, respectively, were on nonaccrual status. Gross interest income would have increased by $415,000, $432,000 and $422,000 for the years ended September 30, 2003, 2002 and 2001, respectively, if the nonaccrual loans had been performing.

     The following table presents the activity in the allowance for losses on loans for 2003, 2002, and 2001. Allowance for losses on mortgage loans includes specific valuation allowances and valuation allowances associated with homogenous pools of loans. Dollar amounts are expressed in thousands.


                                     2003       2002       2001
                                 ---------------------------------
Balance at beginning of year     $  5,865      5,835      7,157
  Provisions                          538        557        460
  Charge-offs                        (180)      (586)    (1,842)
  Recoveries                          454         59         60
  Acquired in merger                1,309         --         --
                                 ---------------------------------
Balance at end of year           $  7,986      5,865      5,835
                                 =================================

     The following tables provide a summary of information on impaired loans. Dollar amounts are expressed in thousands.

                                                  September 30,
                                                ----------------
                                                   2003   2002
                                                ----------------
  Impaired loans with a valuation allowance     $ 3,234  2,698
  Impaired loans without a valuation allowance       --     69
                                                ----------------
                                                $ 3,234  2,767
                                                ================
   Valuation applicable to impaired loans       $ 1,346    888
                                                ================

                                               2003    2002    2001
                                             ------------------------
   Average balance of impaired loans        $ 4,048   3,297   6,898
   Interest income recognized on
       impaired loans                           607     484     484
   Interest income received on a cash basis
       on impaired loans                        534     492     516


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



                                           2003
                 -------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
------------------------------------------------------------------------------
Missouri        $ 128,980     63,431      105,706       151,459       449,576
Kansas             45,956      8,894       43,428       108,667       206,945
Colorado              556     25,790       74,136         8,000       108,482
Oklahoma            3,078         --       12,607        12,000        27,685
Texas               1,606     20,378        4,431            --        26,415
Iowa               10,885      3,792        7,690            --        22,367
Indiana             9,155         --        2,394            --        11,549
Wisconsin             277         --        9,765            --        10,042
Other              17,953      5,327       13,379            --        36,659
                 -------------------------------------------------------------
                $ 218,446    127,612      273,536       280,126       899,720
                 =============================================================







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
                 =============================================================







     Proceeds from the sale of loans receivable held for sale during fiscal 2003, 2002 and 2001, were $858.4 million, $579.7 million, and $578.4 million, respectively. In fiscal 2003, the Bank realized gross gains of $16.3 million and gross losses of $3.4 million on those sales. In fiscal 2002, gross gains of $11.0 million and gross losses of $1.7 million were realized. In fiscal 2001, the Bank realized gross gains of $10.0 million and $1.2 million of gross losses.


(6) FORECLOSED ASSETS HELD FOR SALE

     The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.


                                          2003       2002
                                        -------------------
Real estate acquired through (or deed in
  lieu of) foreclosure                  $ 5,580      5,584
Less: allowance for losses               (1,019)      (646)
                                        --------------------
    Total                               $ 4,561      4,938
                                        ====================

     The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.


                                 2003     2002     2001
                               --------------------------
Balance at beginning of year $     646    1,200    1,229
Provisions                       1,984     (236)     140
Charge-offs                     (2,365)  (1,091)    (633)
Recoveries                         754      773      464
                               --------------------------
Balance at end of year       $   1,019      646    1,200
                               ==========================


(7) PREMISES AND EQUIPMENT

     The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

                                       2003       2002
                                    -------------------
Land                                $ 2,676      2,505
Buildings and improvements            7,676      6,635
Furniture, fixtures and equipment     8,283      7,118
                                    -------------------
                                     18,635     16,258
  Accumulated depreciation          (11,004)    (9,735)
                                    -------------------
  Total                            $  7,631      6,523
                                    ===================

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended
September 30, 2003, 2002, and 2001 were approximately $724,000,
$646,000, and $653,000, respectively.

     Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.


Fiscal year ended
September 30,		      Amount
----------------------------------
2004                       $  763
2005                          601
2006                          329
2007                           90


(8) MORTGAGE SERVICING RIGHTS

     The following provides information about the Bank's mortgage servicing rights for the years ended September 30. Dollar amounts are expressed in thousands.


                                          2003      2002      2001
                                       ----------------------------
Balance at beginning of year           $ 2,957     8,008    14,851
Additions:
  Originated mortgage servicing rights     139        86     1,772
  Acquired in merger                       122        --        --
Reductions:
  Amortization                          (2,408)   (6,192)   (7,643)
  Impairment recovery (loss)               381     1,055      (972)
                                       ----------------------------
Balance at end of year                 $ 1,191     2,957     8,008
                                       ============================

(9) CUSTOMER DEPOSIT ACCOUNTS

     Customer deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.


                                   2003                  2002
                             -----------------    ----------------
                               Amount      %         Amount      %
-------------------------------------------------------------------
Demand deposit accounts     $  82,880     13         70,919     13
Savings accounts              109,038     17        100,737     18
Money market demand accounts   16,635      2          9,298      2
Certificate accounts          446,135     68        368,483     67
                             -----------------    -----------------
                            $ 654,688    100        549,437    100
                             =================    =================
Weighted average interest rate   2.13%                 2.78%
                             ===========          ============

     The aggregate amount of certificate accounts in excess of $100,000 was approximately $80.7 million and $67.7 million as of September 30, 2003 and 2002, respectively.

     The following table presents contractual maturities of certificate and brokered accounts as of September 30, 2003. Dollar amounts are expressed in thousands.


                 Maturing during the fiscal year ended September 30,
              ---------------------------------------------------------
                                                        2009 and
                 2004    2005    2006    2007    2008    after   Total
              ---------------------------------------------------------
Certificate
    accounts $ 288,178  72,222  22,435  10,114  46,470   6,716  446,135


     The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

                             2003       2002       2001
                          --------------------------------
Savings accounts          $  1,392      1,974      3,135
Money market demand and
  demand deposit accounts      535        465        860
Certificate accounts        12,513     17,266     27,674
                          --------------------------------
                          $ 14,440     19,705     31,669
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

                                     2003                 2002
                              -----------------    -----------------
                                       Weighted             Weighted
                                       Average               Average
Year ended September 30,       Amount    Rate       Amount     Rate
--------------------------------------------------------------------
     2003                    $     --       --    $291,293     3.71%
     2004                     294,534     1.45%        307     5.25%
     2005                       1,549     5.85%        323     5.25%
     2006                         566     5.25%        340     5.25%
     2007                         583     5.25%        357     5.25%
     2008 through 2014         10,856     5.51%      2,572     5.25%
                             ------------------    -----------------
                            $ 308,088     1.62%   $295,192     3.73%
                             ==================    =================

(11) INCOME TAXES PAYABLE

     The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:


                                            2003     2002     2001
                                          --------------------------
Statutory federal income tax rate           35.0%    35.0%    35.0%
State income taxes, net of federal benefit   3.1      3.0      3.0
Other, net                                   0.4     (5.5)     0.6
                                          --------------------------
                                            38.5%    32.5%    38.6%
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


                                          2003     2002     2001
                                      ----------------------------
Deferred loan fees and costs          $      9       (7)      33
Accrued interest receivable                 (2)      (8)      (5)
Tax depreciation vs. book
   depreciation                            100      (34)    (155)
Basis difference on investments           (343)     (81)      (8)
Loan loss reserves                        (392)  (1,558)     576
Mark-to-market adjustment                 (255)     198     (351)
Mortgage servicing rights                 (367)    (997)  (4,230)
Prepaid expenses                             9       11      (12)
Other                                      150      187     (164)
                                      ----------------------------
                                      $ (1,091)  (2,289)  (4,316)
                                      ============================


     The tax effect of significant temporary differences representing deferred tax assets (liabilities) are presented in the following table. Dollar amounts are expressed in thousands.


                                                      2003     2002
                                                    -----------------
Deferred income tax assets:
  Loan loss reserves                                $ 3,799    2,908
  Book depreciation in excess of tax depreciation       433      551
  Mark-to-market adjustment                             567      263
  Deferred loan fees and costs                           41       50
  Other                                                  80       51
                                                    -----------------
                                                      4,920    3,823
                                                    -----------------
Deferred income tax liabilities:
  Mortgage servicing rights                            (257)    (577)
  Accrued interest receivable                            (6)      (8)
  Basis difference on investments                       (15)    (352)
  Unrealized gain of securities available for sale      (94)    (290)
  Prepaid expenses                                      (71)     (59)
                                                     ----------------
                                                       (443)  (1,286)
                                                     ----------------
    Net deferred tax asset                          $ 4,477    2,537
                                                     ================

(12) STOCKHOLDERS' EQUITY

     During fiscal 2003, the Company paid quarterly cash dividends on common stock of $0.17 per share on February 28, 2003, May 23, 2003, and August 29, 2003, and $0.15 per share on November 22, 2002.

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

     During fiscal 2003, the Company repurchased 14,500 shares of its own stock with a total value of $352,000 at the time of repurchase. In addition, four hundred shares of the Company's stock were acquired in the merger with CBES Bancorp, Inc., with a value of $10,000 at the time of acquisition. During fiscal 2002, the Company repurchased 112,248 shares of its own stock with a total value of $1.9 million at the time of repurchase. During fiscal 2001, 118,611 shares were repurchased with a total value of $1.8 million at the time of repurchase. Of those, 63,405 shares were repurchased in conjunction with an issuer tender offer at a price of $15.00 per share, with a total value of $951,000.

     Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table. Dollar amounts are expressed in thousands, except per share data.

                                       Year Ended September 30,
                                --------------------------------------
                                     2003         2002       2001
                                --------------------------------------
Net income                        $ 23,969       19,878     16,351

Basic weighted average shares    8,433,713    8,439,845  8,552,936
Effect of stock options             11,648       24,047     56,537
                                --------------------------------------
Dilutive potential common shares 8,445,361    8,463,892   8,609,473

Earnings per share:
  Basic                           $   2.84         2.36       1.91
  Dilutive                            2.84         2.35       1.90


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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1, total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes that, as of September 30, 2003, the Bank meets all capital adequacy requirements, to which it is subject.

     As of September 30, 2003 and 2002, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management does not believe that there are any conditions or events occurring since notification that would change the Bank's category.

     The following tables summarize the relationship between the Bank's capital and regulatory requirements. Dollar amounts are expressed in thousands.
                                              September 30,
                                           ------------------
                                             2003      2002
-------------------------------------------------------------
GAAP capital (Bank only)                  $122,648   102,357
Adjustment for regulatory capital:
  Intangible assets                         (3,271)       --
  Disallowed servicing and deferred
    tax assets                              (3,331)     (284)
  Reverse the effect of SFAS No. 115          (150)     (440)
                                           ------------------
     Tangible capital                      115,896   101,633
  Qualifying intangible assets                  --        --
                                           ------------------
     Tier 1 capital (core capital)         115,896   101,633
  Qualifying general valuation allowance     6,004     4,834
                                           ------------------
     Risk-based capital                   $121 900   106,467
                                           ==================



                                                               As of September 30, 2003
                                         --------------------------------------------------------------

                                            Actual          Minimum Required for  Minimum Required to be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $121,900    13.6%     71,932     >=8%        89,915     >=10%
Core capital to adjusted tangible assets 115,896    10.6%     43,878     >=4%        54,848     >=5%
Tangible capital to tangible assets      115,896    10.6%     16,454    >=1.5%           --      --
Tier 1 capital to risk-weighted assets   115,896    12.9%         --      --         53,949     >=6%






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

                                 32

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


(15) EMPLOYEES' RETIREMENT PLAN

     Substantially all of the Bank's full-time employees participate in a 401(k) retirement plan (the "Plan"). The Plan is administered by American United Life Insurance Company ("AUL"), through which employees can choose from a variety of retail mutual funds to invest their fund contributions. Under the terms of the Plan, the Bank makes monthly contributions for the benefit of each participant in an amount that matches one-half of the participant's contribution, not to exceed 3% of the participants' monthly base salary, provided that the participant makes a monthly contribution of at least 1% of his or her monthly base salary and no greater than 50%, subject to certain limitations. All contributions made by participants are immediately vested and cannot be forfeited. Contributions made by the Bank, and related earnings thereon, become vested to the participants according to length of service requirements as specified in the Plan. Any forfeited portions of the contributions made by the Bank and the allocated earnings thereon are used to reduce future contribution requirements of the Bank. The Plan may be modified, amended or terminated at the discretion of the Bank.

     The Bank's contributions to the Plan amounted to $328,000, $262,000, and $276,000 for the years ended September 30, 2003, 2002, and 2001, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of income.


(16) STOCK OPTION PLAN

     The Bank maintains a stock option plan ("Option Plan") through which options to purchase up to 10% of the number of shares of common stock originally issued, as adjusted for a 4-for-1 stock split in March 1999 and the stock dividends discussed below, were granted to officers and employees of the Bank. Options were granted for a period of ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant. As of September 30, 2003, the time frame for issuing new option agreements under the Option Plan had expired.

     The following table summarizes Option Plan activity during fiscal 2003, 2002, and 2001. The number of shares and price per share have been adjusted to reflect the 4-for-1 stock split in fiscal 1999.

                                            Weighted avg.   Range of
                                   Number  exercise price exercise price
                                  Of shares   per share     per share
                                 -------------------------------------
Options outstanding
  at October 1, 2000                205,952      7.52     2.25 - 8.97
    Exercised                      (122,452)    (7.48)   (5.06 - 8.97)
                                 -------------------------------------
Options outstanding
  at September 30, 2001              83,500      7.58     2.25 - 8.97
    Exercised                       (28,500)    (8.12)   (7.50 - 8.97)
                                 -------------------------------------
Options outstanding
  at September 30, 2002              55,000    $ 7.31   $ 2.25 - 8.97
    Exercised                       (38,000)    (6.85)   (2.25 - 8.97)
                                 -------------------------------------
Options outstanding
  at September 30, 2003              17,000    $ 8.34   $ 7.63 - 8.97
                                 =====================================


     The weighted average remaining contractual life of options outstanding at September 30, 2003, 2002 and 2001 were 2.8 years, 3.3 years and 4.4 years, respectively.

     The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2003.

                            Number         Weighted average
                          of shares         exercise price
                       -------------------------------------
Expiring on:
  January 23, 2006           8,000                7.63
  January 21, 2007           9,000                8.97
                       -------------------------------------
                            17,000             $  8.34
                       =====================================

     All of the options outstanding at September 30, 2003, are immediately exercisable in accordance with the vesting schedules outlined in each stock option agreement.

     The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2003.


                         Options Outstanding                         Options Exercisable
               -----------------------------------------------   ---------------------------
                              Weighted Avg.     Weighted Avg.                  Weighted Avg.
  Range of                     remaining          exercise                       exercise
exercise prices     Number   contractual life       price             Number       price
--------------------------------------------------------------   ---------------------------
 $ 7.63              8,000      2.2 years         $ 7.63               8,000      $ 7.63
   8.97              9,000      3.3 years           8.97               9,000        8.97
                  ---------                                         ---------
                    17,000                                            17,000
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



                            2003      2002      2001
                         ------------------------------
Net Income:
  As reported            $ 23,969    19,878    16,351
  Pro forma                23,969    19,874    16,327
Basic earnings per share:
  As reported            $   2.84      2.36      1.91
  Pro forma                  2.84      2.36      1.91
Diluted earnings per share:
  As reported                2.84      2.35      1.90
  Pro forma                  2.84      2.35      1.90


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

     The following table presents financial information from the Company's operating segments for the years ended September 30, 2003, 2002, and 2001. Dollar amounts are expressed in thousands.



Year ended                       Mortgage    Other and
September 30, 2003     Banking   Banking    Eliminations   Consolidated
------------------------------------------------------------------------
Net interest income $   49,035       --           (31)          49,004
Provision for
  loan losses              538       --            --              538
Other income            12,947   20,551       (17,263)          16,235
General and admin.
  Expenses              14,038   15,752        (4,057)          22,733
Income tax expense      18,251    1,847        (5,099)          14,999
                       -------------------------------------------------
   Net income       $   29,155    2,952        (8,138)          23,969
                       =================================================
Total assets        $1,104,673      408         2,278        1,107,359
                      =================================================


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

     As of September 30, 2003, the Bank had outstanding commitments to originate $18.1 million in commercial real estate loans, $41.5 million of fixed rate residential first mortgage loans and $23.6 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 6.6%. Residential mortgage loan commitments have an approximate average committed rate of 5.7% and approximate average fees and discounts of 0.5%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration.

     At September 30, 2003 and 2002, the Bank had commitments to sell loans of approximately $91.4 million and $142.8 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank's loans receivable held for sale would be exposed to market
fluctuations.   Management does not expect any other party to default on
its obligations and, therefore, does not expect to incur any costs due to such possible default. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank's lower of cost or market valuation on its loans receivable held for sale.

     At September 30, 2003, the Bank had outstanding commitments to purchase mortgage backed securities of $68.0 million with an average rate of 3.94%.


 (19) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and fair values of the Company's financial instruments presented in accordance with SFAS No. 107. Dollar amounts are expressed in thousands.



                                           September 30, 2003           September 30, 2002
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Financial Assets:
  Cash and cash equivalents          $  24,321         24,321          4,168          4,168
  Securities available for sale          5,564          5,564         14,635         14,635
  Stock in Federal Home Loan Bank       15,606         15,606         15,173         15,173
  Mortgage-backed securities:
    Available for sale                   4,664          4,664          2,684          2,684
    Held to maturity                       932            987          1,483          1,544
  Loans receivable:
    Held for sale                      168,292        170,694         73,591         76,855
    Held for investment                853,414        895,526        839,284        890,206
  Mortgage servicing rights              1,191          1,191          2,957          2,957
  Lending commitments on mortgage loans
     held for sale - fixed rate          1,243          1,243          2,298          2,298
  Lending commitments on mortgage loan
     held for sale - floating rate          88             88            294            294
Financial Liabilities
  Cash overdraft                            --             --          7,764          7,764
  Customer deposit accounts            654,688        644,812        549,437        542,411
  Brokered deposit accounts                 --             --             --             --
  Advances from FHLB                   308,088        309,187        295,192        298,512
  Commitments to sell loans              1,412          1,412          1,959          1,959




                                           September 30, 2003           September 30, 2002
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Unrecognized financial instruments:
  Lending commitments - fixed
    rate, net                        $  19,062             25         39,337             80
  Lending commitments - floating
    rate                                15,848            396          4,297            137
  Commitments to sell loans                 --             --             --             --




     The fair value estimates presented are based on pertinent information available to management as of September 30, 2003 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.


(20) INVESTMENT IN LLC

     During the year ended September 30, 2002, the Company became a partner in NBH, LLC, which was formed for the purpose of purchasing and developing eighty-six acres of vacant land in Platte County, Missouri. The Company's initial investment in this partnership was $2.3 million at September 30, 2003. This investment is accounted for using the equity method of accounting.


(21) ACQUISITION

     On December 19, 2002, the Company acquired CBES Bancorp, Inc ("CBES"). Pursuant to a definitive agreement dated September 5, 2002, CBES was acquired by a wholly owned subsidiary of NASB Financial, Inc. formed solely to facilitate the transaction. The agreement provided that upon the effective date of the acquisition, each shareholder of CBES would receive $17.50 in cash for each share of CBES common stock owned by such shareholder. The aggregate purchase price was $15.6 million. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition. Dollar amounts are expressed in thousands.

      Cash and cash equivalents                $  32,251
      Investment and mortgage-backed securities    9,171
      Loans receivable                            58,624
      Premises and equipment                         955
      Core deposits                                1,499
      Goodwill                                     1,846
      Other assets                                 5,577
                                                ---------
         Total assets acquired                   109,923
                                                ---------
      Customer deposit accounts                   82,750
      Advances from Federal Home Loan Bank        10,358
      Other liabilities                            1,228
                                                ---------
         Total liabilities assumed                94,336
                                                ---------
      Net assets acquired                      $  15,587
                                                =========

     The only significant identifiable intangible asset acquired was the core deposit base, which has a useful life of approximately 15 years and will be amortized using the straight-line method. The $1.8 million of goodwill was assigned entirely to the banking segment of the business.

(22) PARENT COMPANY FINANCIAL INFORMATION

NASB Financial, Inc.
Balance Sheets

<Caption




                                                                                 September 30,
                                                                           -----------------------
                                                                              2003        2002
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                   $   2,452         404
Securities available for sale                                                      --       2,775
Accrued dividends receivable                                                       --          23
Investment in Subsidiary                                                      122,648     102,357
Real estate owned                                                                  --       3,403
Investment in LLC                                                               2,271	         200
Income taxes receivable                                                            26         232
Other assets                                                                       37          52
                                                                           -----------------------
                                                                            $ 127,434     109,446
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities                                                                 $      --          --

Stockholders' equity
  Common stock                                                                  1,476       1,470
  Additional paid-in capital                                                   16,116      15,862
  Retained earnings                                                           126,769     108,367
  Treasury stock                                                              (17,077)    (16,716)
  Accumulated other comprehensive loss                                            150         463
                                                                           -----------------------
      Total stockholders' equity                                              127,434     109,446
                                                                           -----------------------
                                                                            $ 127,434     109,446
                                                                           =======================


NASB Financial, Inc.
Statements of Income


                                                         Years Ended September 30,
                                                  ------------------------------------
                                                     2003         2002         2001
                                                  ------------------------------------
                                             (Dollars in thousands)
Income:
  Income from Subsidiary                         $  25,667       20,221       16,221
  Interest and dividend income                          --          275          275
                                                  ------------------------------------
     Total income                                   25,667       20,496       16,496
                                                  ------------------------------------
Expenses:
  Professional fees                                     78           81           30
  Provision for loss on real estate owned            1,984           --           --
  Real estate owned expense                            648          717           --
  Loss on sale of securities available for sale         13           --           --
  Other expense	                                         38           35           33
                                                  ------------------------------------
    Total general expense                            2,761          833           63
                                                  ------------------------------------
  Income before income tax expense                  22,906       19,663       16,433
                                                  ------------------------------------
Income tax (benefit) expense                        (1,063)        (215)          82
                                                  ------------------------------------
      Net income                                  $ 23,969       19,878       16,351
                                                  ====================================


NASB Financial, Inc.
Statements of Cash Flows


                                                              Years ended September 30,
                                                            -----------------------------
                                                               2003      2002      2001
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 23,969    19,878    16,351
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Amortization                                                  11        --         --
    Loss on sale of securities available for sale                 13        --         --
    Provision for loss on real estate owned                    1,984        --         --
    Equity in undistributed earnings of subsidiary           (25,667)  (20,221)  (16,221)
    Change in income taxes receivable                            229      (296)       (5)
    Other                                                       (101)      (51)       --
                                                             ----------------------------
    Net cash provided by (used in) operating activities          438      (690)      125

Cash flows from investing activities:
 Dividends received from subsidiary                           19,500     2,000    10,860
 Principal repayments of other loans receivable                  196        --        --
 Procceds from sale of securities available for sale           3,225        --        --
 Proceeds from sale of real estate owned                       1,585        --        --
 Real estate owned capital improvements                         (173)     (655)       --
 Investment in LLC                                            (2,072)     (200)       --
 Cash paid for acquisition, net                              (14,992)       --        --
                                                             ----------------------------
    Net cash provided by investing activities                  7,269     1,145    10,860

Cash flows from financing activities:
  Cash dividends paid                                         (5,567)   (4,851)   (4,066)
  Stock options exercised                                        260       231       916
  Repurchase of common stock                                    (352)   (1,862)   (1,776)
                                                             -----------------------------
    Net cash used in financing activities                     (5,659)   (6,482)   (4,926)
                                                            -----------------------------
    Net increase (decrease) in cash and cash equivalents       2,048    (6,027)    6,059
    Cash and cash equivalents at beginning of period             404     6,431       372
                                                            -----------------------------

    Cash and cash equivalents at end of period              $  2,452       404     6,431
                                                            =============================



INDEPENDENT ACCOUNTANTS' REPORT
----------------------------------------------------------------------

The Board of Directors and Stockholders
NASB Financial, Inc., and Subsidiary

     We have audited the accompanying consolidated balance sheet of NASB Financial, Inc. (the "Company") as of September 30, 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
The financial statements of NASB Financial, Inc. as of September 30, 2002 and for each of the two years then ended, were audited by other accountants whose report dated November 26, 2002, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ BKD LLP

December 5, 2003
Kansas City, Missouri

SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS
----------------------------------------------------------------------
     The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands except per share data.



                               First      Second      Third      Fourth
2003                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 18,116     18,190      18,257      18,061      72,624
Interest expense                6,365      6,372       5,828       5,055      23,620
                             --------------------------------------------------------
Net interest income            11,751     11,818      12,429      13,006      49,004
Provision for loan losses          18         42         206         272         538
                             --------------------------------------------------------
Net interest income after
  provision for loan losses    11,733     11,776      12,223      12,734      48,466
Other income                    2,325      4,092       5,074       4,744      16,235
General and administrative
  expenses                      5,842      6,309       6,255       7,327      25,733
                             --------------------------------------------------------
Income before income taxes      8,216      9,559      11,042      10,151      38,968
Income tax expense              3,161      3,680       4,251       3,907      14,999
                             --------------------------------------------------------
Net income                   $  5,055      5,879       6,791       6,244      23,969
                             ========================================================
Earnings per share           $   0.60       0.70        0.81        0.73        2.84
                             ========================================================
Average shares outstanding      8,425      8,439       8,436       8,433       8,434



                               First      Second      Third      Fourth
2002                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 19,373     17,968      17,492      17,864      72,667
Interest expense               10,204      8,343       7,507       6,952      33,006
                             --------------------------------------------------------
Net interest income             9,139      9,625       9,985      10,912      39,661
Provision for loan losses         341        150          18          48         557
                             --------------------------------------------------------
Net interest income after
  provision for loan losses     8,798      9,475       9,967      10,864      39,104
Other income                    5,060      2,262       1,159       3,481      11,962
General and administrative
  expenses                      5,482      5,084       5,181       5,868      21,615
                             --------------------------------------------------------
Income before income taxes      8,376      6,653       5,945       8,477      29,451
Income tax expense              3,216      2,627       2,203       1,527       9,573
                             --------------------------------------------------------
Net income                   $  5,160      4,026       3,742       6,950      19,878
                             ========================================================
Earnings per share           $   0.61       0.48        0.44        0.83        2.36
                             ========================================================
Average shares outstanding      8,510      8,413       8,419       8,420       8,440







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

KEITH B. COX
President
NASB Financial, Inc. and North American Savings Bank

FREDERICK V. ARBANAS
Retired President, Fred Arbanas, Inc. National Yellow Pages Service Jackson County Legislature
Kansas City, Missouri

BARRETT BRADY
President, J.C. Nichols Company
Kansas City, Missouri

A. RAY CECRLE
First Vice President, Stifel, Nicolaus & Company, Inc.
Overland Park, Kansas

LINDA S. HANCOCK
Linda Smith Hancock Interiors
Kansas City, Missouri

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

NORMA RIECK
Corporate Secretary

WADE HALL
Vice President

BRAD LEE
Vice President

JOHN M. NESSELRODE
Vice President

DENA SANDERS
Vice President

BRUCE THIELEN
Vice President

PAUL L. THOMAS
Vice President

JAMES A. WATSON
Vice President


OFFICERS OF NORTH AMERICAN SAVINGS BANK, F.S.B.
--------------------------------------------------------------------
DAVID H. HANCOCK
Chairman
Chief Executive Officer

KEITH B. COX
President

PAUL L. THOMAS
Executive Vice President
Chief Credit Officer

JAMES A. WATSON
Executive Vice President
Operations and Branch Admin.

RHONDA NYHUS
Senior Vice President
Chief Financial Officer

NORMA RIECK
Corporate Secretary

WADE HALL
Senior Vice President, Commercial Lending

BRAD LEE
Senior Vice President, Construction Lending

JOHN MARKERT
Senior Vice President, Internet Lending

JOHN M. NESSELRODE
Senior Vice President, Chief Investment Officer

DENA SANDERS
Senior Vice President, Retail Banking

BRUCE THIELEN
Senior Vice President, Residential Lending

MIKE ANDERSON
Vice President, Construction Lending

RICHARD AGUILAR
Vice President, Internet Lending

SHERRIE EIMER
Vice President, Branch Administration

CATHLEEN GWIN
Vice President, Residential Lending

JENNIE HARRIS
Vice President, Residential Lending

JEFF JACKSON
Vice President, Information Technology

ERIC HAWKINS
Vice President, Internet Lending

LISA LILLARD
Vice President, Commercial Lending

KATHY MCCAULLEY
Vice President, Residential Lending

JOE MORRIS
Vice President, Residential Lending

RON REAGAN
Vice President, Residential Lending

LISA M. REYNOLDS
Vice President, Construction Lending

RON STAFFORD
Vice President, Residential Lending

CHERYL THOMPSON
Vice President, Construction Lending

NEIL VOLKMANN
Vice President, Residential Lending


OTHER DISCLOSURES REGARDING DIRECTORS, OFFICERS, AND EMPLOYEES OF NASB
  FINANCIAL, INC.
----------------------------------------------------------------------
AUDIT COMMITTEE
     During fiscal year ending September 30, 2003, Directors Brady, Welsh, and Arbanas served on the Company's audit committee. On November 24, 2003, the Board of Directors appointed Director Cecrle to replace Mr. James Watson on the Board of NASB Financial, Inc. Mr. Cecrle was also appointed to replace Director Welsh on the audit committee and meets the audit committee independence requirements as prescribed by provisions of the Sarbanes-Oxley Act. Mr. Watson continues to serve as Vice President of NASB Financial, Inc., and Executive Vice President of North American Savings Bank, F.S.B. Director Welsh continues to serve as Director of the Company. Director Brady serves as the audit committee chairman and financial expert. Director Brady meets the audit committee independence requirements as prescribed by provisions of the Sarbanes-Oxley Act.

ETHICAL STANDARDS POLICY
     All of the Company's employees, including the Chief Executive Officer and Chief Financial Officer, are required to abide by an Ethical Standards Policy to insure that the Company's business matters are conducted in a legal and ethical manner. A copy of the Company's Ethical Standards Policy will be provided upon written request to:
Keith B. Cox, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030.

PROCEDURE FOR ANNONYMOUS COMPLAINTS
     The Company has procedures in place to receive, retain, and treat complaints received regarding accounting, internal controls, or auditing matters. These procedures allow for confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.


BRANCH OFFICES
----------------------------------------------------------------------
Headquarters
12498 South 71 Highway
Grandview, Missouri

646 N. 291 Highway
Lee's Summit, Missouri

1001 North Jesse James Road
Excelsior Springs, Missouri

920 North Belt
St. Joseph, Missouri

11400 East 23rd Street
Independence, Missouri

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

12900 Metcalf - Suite 140
Overland Park, Kansas

12800 Corporate Hill Dr.
St. Louis, Missouri

1014 Country Club Road
St. Charles, Missouri

One Hallbrook Place
11150 Overbrook Road, Suite 225
Leawood, Kansas

1201 Wakarusa, Building A-2
Lawrence, Kansas

5177 Utica Ridge Road
Davenport, Iowa

INTERNET LENDING
11225 College Boulevard, Suite 400
Overland Park, Kansas

CONSTRUCTION LENDING
12125-D Blue Ridge Ext.
Grandview, Missouri

LOAN ADMINISTRATION
12125-D Blue Ridge Ext.
Grandview, Missouri


INVESTOR INFORMATION
-------------------------------------------------------------------
ANNUAL MEETING OF STOCKHOLDERS:
     The Annual Meeting of Stockholders will be held on Tuesday, January 27, 2004, at 8:30 a.m. in the lobby of North American Savings Bank, 12498 South 71 Highway, Grandview, Missouri.

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

INDEPENDENT AUDITORS:
     BKD LLP, 120 West 12th Street, Suite 1200, Kansas City, Missouri
64105

SHAREHOLDER AND FINANCIAL INFORMATION:
     Contact Keith B. Cox, NASB Financial, Inc., 12498 South 71
Highway, Grandview, Missouri  64030, (816) 765-2200.

COMMON STOCK PRICES AND DIVIDENDS
-------------------------------------------------------------------
     At September 30, 2003, stockholders held 8,443,442 outstanding shares of NASB Financial, Inc. common stock. The Company paid cash dividends of $0.125 per share in February, May, August, and November of 2001. Cash dividends of $0.15 per share were paid in February, May, August, and November of 2002. Cash dividends of $0.17 per share were paid in February, May, and August of 2003.

     The table below reflects the Bank's high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                      Fiscal 2003            Fiscal 2002
                   ----------------       ----------------
Quarter ended        High      Low          High      Low
-----------------------------------------------------------
December 31       $ 25.81    20.78         17.00    14.50
March 31            24.61    22.03         20.51    15.40
June 30             29.00    22.62         24.64    20.50
September 30        37.06    26.79         24.19    19.25