Form 10-K, Exhibit 13
period 2004-09-30
NASB FINANCIAL INC
filed 2004-12-29
CIK 1059131

NASB FINANCIAL, INC.
2004 ANNUAL REPORT
-------------------------------------------------------------------

CONTENTS

2     Letter to Shareholders
3     Selected Consolidated Financial and Other Data
4-12  Management's Discussion and Analysis of Financial Condition and
          Results of Operations
13-40 Consolidated Financial Statements
41    Independent Accountants' Report
42    Summary of Unaudited Quarterly Operating Results and Listing
          of Directors
43    Listing of Officers and Other Disclosures
44    Listing of Branch Offices and Investor Information
45    Common Stock Prices and Dividends



FINANCIAL HIGHLIGHTS

                                   2004         2003         2002
                          ----------------------------------------
                       (Dollars in thousands, except per share data) For the year ended September 30:
  Net interest income          $ 53,044        49,004       39,661
  Net income                     25,156        23,969       19,878
  Net income per share             2.98          2.84         2.36
  Return on average assets         2.04%         2.30%        2.04%
  Return on average equity        18.88%        20.24%       19.40%
  Dividend payout ratio           48.74%        23.23%       24.41%

At year end:
  Assets                    $ 1,361,888     1,107,359      978,222
  Loans                       1,114,569     1,021,706      912,875
  Customer deposit accounts     683,740       654,688      549,437
  Stockholders' equity          138,991       127,434      109,446
  Stockholders' equity to assets  10,21%        11.51%       11.19%
  Book value per share         $  16.44         15.09        13.00

Selected year end information:
  Stock price per share: Bid   $  38.16         33.30        20.19
                         Ask      39.02         33.40        20.99

(LOGO)

                                                  December 19, 2004



Dear Shareholder:

     NASB Financial reported record gains for the '04 fiscal year. While we again were offered a favorable interest rate environment, increasing rates, especially in shorter term maturities, limited our successes this year. For example, the overnight "Fed Funds" rate increased from 1.00% to 2.00%, and the two, three, and five-year treasury notes increased by 1.15%, 0.99%, and 0.54%, respectively.

     We have originated residential mortgages from leads gathered via the internet for several years. The positive results, and the fact that as many as 25% of borrowers nationwide now avail themselves of this channel, encouraged us to substantially increase our commitment to this area. Approximately one-half of our new loans are now started at our Internet Lending office on College Boulevard in Overland Park, Kansas. We still believe a substantial portion of mortgage borrowers wish a "person-to-person" experience, and we intend to continue this "old-style" lending in Kansas City, St. Louis, and Springfield, Missouri.

     Since 1990, we have tripled the size of this company but have continued to operate this business from the same offices in Grandview, Missouri. To accommodate past and future growth, we are presently constructing an 18,000 sq. ft. building to primarily house our technology and loan servicing departments. We intend to occupy this facility in Spring, '05.

     The managers and their staff again this year enabled NASB to post returns well in excess of our peer group. I appreciate their efforts and accomplishments, and the continued support of our shareholders.



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




SUMMARY STATEMENT OF OPERATIONS              2004     2003     2002     2001     2000
-----------------------------------------------------------------------------------------
  Interest income                     $    73,128   72,624   72,667   85,309   78,962
  Interest expense                         20,084   23,620   33,006   49,793   43,124
                                         ------------------------------------------------
    Net interest income                    53,044   49,004   39,661   35,516   35,838
  Provision for loan losses                   465      538      557      460      600
                                         ------------------------------------------------
    Net interest income after provision
      for loan losses                      52,579   48,466   39,104   35,056   35,238
  Other income                             21,813   16,235   11,962   11,994    9,409
  General and administrative expenses      34,602   25,733   21,615   20,419   20,120
                                         ------------------------------------------------
    Income before income tax expense       39,790   38,968   29,451   26,631   24,527
   Income tax expense                      14,634   14,999    9,573   10,280    9,806
                                         ------------------------------------------------
      Net income                       $   25,156   23,969   19,878   16,351   14,721
                                         ================================================

Earnings per share:
  Basic                                $     2.98     2.84     2.36     1.91     1.66
  Diluted                                    2.97     2.84     2.35     1.90     1.63

Average shares outstanding (in thousands)   8,456    8,434    8,440    8,553    8,863




SUMMARY BALANCE SHEET                        2004     2003     2002     2001     2000
-----------------------------------------------------------------------------------------
Assets:
  Bank deposits                        $   10,081    20,640       --   12,166    1,577
  Stock in Federal Home Loan Bank          17,808    15,606   15,173   13,676   13,222
  Securities available for sale           171,177    10,228   17,319    7,420   10,006
  Loans receivable held for sale          246,468   168,292   73,591   92,864   88,320
  Mortgage-backed securities                  614       932    1,483    6,864   10,445
  Loans receivable held for investment    868,101   853,414  839,284  803,606  825,692
  Non-interest earning assets              47,639    38,247   31,372   35,460   35,263
                                         ------------------------------------------------
    Total assets                       $1,361,888 1,107,359  978,222  972,056  984,525
                                         ================================================

Liabilities:
  Checks outstanding in excess of
     bank balances                     $       --        --    7,764       --       --
  Customer & brokered deposit accounts    683,740   654,688  549,437  586,037  621,665
  Advances from Federal Home Loan Bank 	  367,341   308,088  295,192  273,471  264,436
  Securities sold under agreements to
     repurchase and other borrowings      159,100        --       --       --      100
  Non-interest costing liabilities         12,716    17,149   16,383   17,051   14,663
                                         ------------------------------------------------
    Total liabilities                   1,222,897   979,925  868,776  876,559  900,864
  Stockholders' equity                    138,991   127,434  109,446   95,497   83,661
                                         ------------------------------------------------
    Total liabilities and
      stockholders' equity             $1,361,888 1,107,359  978,222  972,056  984,525
                                         ================================================
  Book value per share                 $    16.44    15.09    13.00    11.23     9.84
                                         ================================================

 OTHER DATA                                  2004     2003     2002     2001     2000
                                         ------------------------------------------------
  Loans serviced for others              $ 118,663  178,197  371,596  591,263  706,668
  Number of full service branches                8        8        8        8        8
  Number of employees                          429      378      314      309      307
  Shares outstanding (in thousands)          8,455    8,443    8,420    8,504    8,500


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

     The Bank operates eight deposit branch locations, seven residential loan origination branch offices, one residential internet loan origination office, and one residential construction loan origination office, primarily in the greater Kansas City area. The Bank also operates one commercial real estate loan origination office at it's headquarters in Grandview, Missouri. Consumer loans are also offered through the Bank's branch network. Customer deposit accounts are insured up to allowable limits by the Savings Association Insurance Fund ("SAIF"), a division of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of Thrift Supervision ("OTS") and the FDIC.

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

     These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from the plans, objectives, goals, expectations, anticipations, estimates and intentions expressed in the forward-looking statements:

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

     This list of important factors is not all-inclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

FINANCIAL CONDITION
     Total assets as of September 30, 2004, were $1,361.9 million, an increase of $254.5 million from the prior year-end. $193.0 million of this increase was due to the purchase of mortgage-backed securities, which were sold under agreements to repurchase. Average interest-earning assets increased $197.5 million from the prior year to $1,243.6 million.

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2004, the Bank originated $1,025.6 million in mortgage loans held for sale, $473.1 million in mortgage loans held for investment, and $7.3 million in other loans. This total of $1,506.0 million in loan originations was an increase of $149.6 million over the prior fiscal year.

     Included in the $246.5 million in loans held for sale as of September 30, 2004, are $43.8 million in residential mortgage loans held for sale with servicing released. All loans held for sale are carried at the lower of cost or fair value.

     The balance of total loans held for investment at September 30, 2004, was $876.3 million, an increase of $14.9 million from September 30, 2003. During fiscal 2004, total originations and purchases of mortgage loans and other loans held for investment were $488.4 million. The gross balance of loans on business properties was $413.9 million at September 30, 2004, compared to $411.4 million as of the previous year-end. The gross balance of construction and development loans was $378.2 million at September 30, 2004, an increase of $98.0 million.

     The balance of mortgage servicing rights decreased $352,000 during fiscal 2004, a result of amortization due to current loan prepayment and estimated future prepayment on the underlying mortgage loans. In relationship to this decrease, the total balance of mortgage loans serviced for others was $118.7 million, a decrease of $59.5 million from the prior fiscal year-end.

     Total liabilities were $1,222.9 million at September 30, 2004, an increase of $243.0 million from the previous year. $159.1 million of this increase was due to the purchase of mortgage-backed securities, which were sold under agreements to repurchase. Average interest-costing liabilities during fiscal year 2004 were $1,152.6 million, an increase of $208.5 million from fiscal 2003.

     Total customer deposit accounts at September 30, 2004, were $653.7 million, a decrease of $988,000 from the prior year-end. The total change in customer deposits was comprised of an increase of $2.8 million in certificates of deposit, and $1.1 million in demand deposit accounts, which were offset by decreases of $4.8 million in savings accounts and $182,000 in money market demand accounts. Additionally, the Company held a total of $30.0 million in brokered deposits at September 30, 2004. The average interest rate on customer and brokered deposits at September 30, 2004, was 2.04%, a decrease of 9 basis points from the prior year-end. The average balance of customer and brokered deposits during fiscal 2004 was $673.1 million, an increase of $52.2 million from fiscal 2003.

     Advances from the FHLB were $367.3 million at September 30, 2004, an increase of $59.3 million from the prior fiscal year-end. During fiscal year 2004, the Bank borrowed $560.9 million of new advances and made $501.4 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

     During the year ended September 30, 2004, the Company repurchased a total of 5,000 shares of its common stock at a cost of $180,000. Also during fiscal 2004, the Company paid a total of $12.3 million in cash dividends to its stockholders.

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

     During fiscal year 2004, average interest-earning assets exceeded average interest-costing liabilities by $91.0 million, which was 7.1% of average total assets. In fiscal year 2003, average interest-earning assets exceeded average interest-costing liabilities by $102.0 million, which was 9.5% of average total assets.

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

                                                            As of
                                     Fiscal 2004           9/30/04
                              ---------------------------
                              Average              Yield/     Yield/
                              Balance   Interest    Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable        $  1,058,919   66,725    6.30%      5.89%
  Mortgage-backed securities   149,209    5,825    3.90%      3.91%
  Investments                   19,217      462    2.40%      2.24%
  Bank deposits                 16,282      116    0.71%      1.15%
                              --------------------------------------
    Total earning assets     1,243,627   73,128    5.88%      5.55%
                                       -----------------------------
Non-earning assets              46,966
                              --------
      Total               $  1,290,593
                              ========

Interest-costing liabilities:
  Customer checking and savings
    deposit accounts      $    208,935    1,471    0.70%      0.67%
  Customer and brokered
    certificates of deposit    464,152   11,326    2.44%      2.62%
  FHLB advances                345,596    5,528    1.60%      2.11%
  Other borrowings             133,954    1,759    1.31%      1.45%
                              --------------------------------------
Total costing liabilities    1,152,637   20,084    1.74%      1.98%
                                       -----------------------------
Non-costing liabilities          6,723
Stockholders' equity           131,233
                              --------
    Total                 $  1,290,593
                              ========
Net earning balance       $     90,990
                              ========
Earning yield less costing rate                    4.14%      3.57%
                                                 ===================
Average interest-earning
    assets                $  1,243,627
                               ========
Net interest                             53,044
                                        ========
Net yield spread on avg.
  Interest-earning assets                          4.27%
                                                 ========



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


                                   Year ended September 30, 2004
                                            compared to
                                   year ended September 30, 2003
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $ (8,538)    4,736     (515)    (4,317)
  Mortgage-backed securities    (161)    8,767   (3,220)     5,386
  Investments                   (331)     (232)      64       (499)
  Bank deposits                  (35)      (39)       8        (66)
                            ----------------------------------------
Net change in interest income (9,065)   13,232   (3,663)       504
                            ----------------------------------------
Components of interest expense:
  Customer and brokered
     deposit accounts         (2,670)    1,217     (190)    (1,643)
  FHLB advances               (4,009)      634     (277)    (3,652)
  Other borrowings                --        --    1,759      1,759
                            ----------------------------------------
Net change in
   interest expense           (6,679)    1,851    1,292     (3,536)
                            ----------------------------------------
Increase in net interest
   income                   $ (2,386)   11,381   (4,955)     4,040
                            ========================================

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
                            ========================================


COMPARISON OF YEARS ENDED SEPTEMBER 30, 2004 AND 2003
     For the fiscal year ended September 30, 2004, the Company had net income of $25.2 million, or $2.98 per share, compared to net income $24.0 million, or $2.84 per share in the prior year.

     Total interest income for the year ended September 30, 2004, was $73.1 million, an increase of $504,000 from fiscal year 2003. The average yield on assets decreased during fiscal 2004 to 5.88% from 6.94% during fiscal 2003, which resulted in a decrease in interest income of $9.1 million. This decrease was offset by an increase in average interest-earning assets of $197.5 million from $1,046.1 million during fiscal 2003 to $1,243.6 million during fiscal 2004, resulting in an offsetting increase in interest income of $13.2 million.

     Interest income on loans decreased $4.3 million to $66.7 million in fiscal 2004, compared to $71.0 million during fiscal 2003. A decrease of approximately $8.5 million resulted from an 86 basis point decrease in the average yield on loans. This decrease was partially offset by an increase of approximately $4.7 million, which resulted from an increase in the average balance of loans outstanding of $66.1 million over the prior period. The weighted average rate on loans receivable at the year ended September 30, 2004, was 5.89%, a 39 basis point decrease from September 30, 2003.

     Interest on MBS increased $5.4 million to $5.8 million during fiscal year 2004, compared to $439,000 during fiscal 2003. This increase was primarily due to a $142.1 million increase in the average balance of MBS over the prior period.

     Total interest expense during the year ended September 30, 2004, decreased $3.5 million (15%) from the prior year. Specifically, interest on customer and brokered deposit accounts decreased $2.7 million due to a 43 basis point decrease in the average rate paid on such interest-costing liabilities. This decrease was offset by an increase of approximately $1.2 million which resulted from an increase in the average balance of customer and brokered deposit accounts of $52.2 million over the prior period. The average rate paid on FHLB advances decreased 124 basis points, which resulted in a decrease in interest on FHLB advances of approximately $4.0 million from fiscal year 2003. This decrease was offset by an increase of approximately $634,000 which resulted from a $22.3 million increase in the average balance of FHLB advances over the prior period. Management continues to use FHLB advances as a primary source of short-term financing. Interest expense on securities sold under agreements to repurchase was $1.8 million during the year ended September 30, 2004. There were no securities sold under agreements to repurchase in fiscal year 2003.

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

     The provision for losses on loans was $465,000 during the year ended September 30, 2004, compared to $538,000 during fiscal 2003. The allowance for loan losses was $8.2 million or 0.73% of the total loan portfolio and approximately 52% of total nonaccrual loans. This compares with an allowance for loan losses of 8.0 million or 0.78% of the total loan portfolio and approximately 116% of the total nonaccrual loans as of September 30, 2003. The increase in the allowance for loan loss of $235,000 resulted from the aforementioned provision for loan
losses less net loan charge-offs for the year of $230,000.   The
provision for loss on loans was recorded primarily as a result of an increase from the prior year in loans secured by business properties classified as "substandard." With regard to loan portfolio concentrations at September 30, 2004, loans secured by business properties made up thirty-two percent of the Bank's total loans receivable, and sixty-four percent of the allowance for loan losses was allocated to such loans. This compares to thirty-six percent of total loans receivable and sixty percent of the allowance at September 30, 2003. At September 30, 2004, loans secured by residential properties made up thirty-four percent of the Bank's total loans receivable, and eleven percent of the allowance for loan losses was allocated to such loans. This compares to thirty-three percent of total loans receivable and sixteen percent of the allowance at September 30, 2003. At September 30, 2004, construction and development loans made up twenty-nine percent of the Bank's total loans receivable, and sixteen percent of the allowance for loan losses was allocated to such loans. This compares to twenty-five percent of total loans receivable and twelve percent of the allowance at September 30, 2003. Management believes that the quality of collateral, as well as general loan terms, of the Bank's loan portfolios have remained essentially unchanged from the prior year. Management also believes that the provision for loan losses is sufficient to provide for a level of loan loss allowance at year end that would adequately absorb all estimated credit losses on outstanding balances over the subsequent twelve-month period.

     Total other income for fiscal year 2004 was $21.8 million, an increase of $5.6 million from the amount earned in fiscal year 2003. Specifically, provision for losses on real estate owned decreased $2.2 million due primarily to a reserve recorded in the fiscal 2003 on a hotel property in the Southeast area of Kansas City, Missouri, which was sold in April 2003. Customer service fees and charges increased $1.6 million due primarily to fee income earned by the Company's national mortgage banking operation, which began operations in October 2003. Loan servicing fees increased $1.5 million due primarily to a decrease in the amortization of capitalized servicing. This resulted from decreases in actual prepayments and estimated future prepayments of the underlying mortgage loans during fiscal year 2004. Other income increased $1.2 million due primarily to the effect of recording the fair value of certain loan-related commitments in accordance with certain aspects of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and a decrease in expenses on foreclosed assets held for sale. Gain on sale of securities available for sale increased $476,000 due to the sale of corporate debt securities and the sale of an asset-backed security, which the Company had previously deemed impaired. These increases in other income were offset by a $1.0 million decrease in gain on sale of loans held for sale, and a $345,000 decrease in the impairment recovery on mortgage servicing rights.

     Total general and administrative expenses for fiscal 2004 were $34.6 million, an increase of $8.9 million from the prior year. Specifically, compensation, fringe benefits, and commission-based mortgage banking compensation increased $5.4 million, and advertising increased $1.7 million due primarily to the addition of the national mortgage banking operation. Additionally, other expenses increased $1.2 million due primarily to an increase in data processing and other charges related to the addition of the national mortgage banking operation.


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

     The following table is an interest rate sensitivity analysis, which summarizes information provided by the OTS, which estimates the changes in NPV of the Bank's portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank's current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OTS compiled this information using data from the Bank's Thrift Financial Report as of September 30, 2004. The model output data associated with the -200 and -300 basis point scenarios was suppressed because of the relatively low current interest rate environment. Dollar amounts are expressed in thousands.






Changes in            Net Portfolio Value              NPV as % of PV of Assets
  Market        ------------------------------------             Board approved
Interest rates    $ Amount    $ Change   % Change       Actual      minimum
----------------------------------------------------  ------------------------
    + 3%           129,841     (48,997)     -27%         9.9%         6%
    + 2%           147,585     (31,253)     -17%        11.0%         6%
    + 1%           163,724     (15,114)      -8%        11.9%         7%
  no change        178,838          --       --         12.7%         8%
    - 1%           194,803      15,965       +9%        13.6%         8%
    - 2%                --          --       --           --          8%
    - 3%                --          --       --           --          8%





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

LIQUIDITY AND CAPITAL RESOURCES

     Effective July 18, 2001, the OTS adopted a rule that removed the regulation to maintain a specific average daily balance of liquid assets, but retained a provision that requires institutions to maintain sufficient liquidity to ensure their safe and sound operation. North American maintains a level of liquid assets adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The Bank's primary sources of liquidity are the sale and repayment of loans, retention or newly acquired retail deposits, and FHLB advances. Management continues to use FHLB advances as a primary source of short-term funding. At September 30, 2004, the Bank had available advances at FHLB of $102.6 million. The Bank has established relationships with various brokers, and, as a secondary source of liquidity, the Bank may purchase brokered deposit accounts. At September 30, 2004, the Bank has $30.0 million in brokered deposits, and it could purchase up to $281.1 million in additional brokered deposits and remain "well capitalized" as defined by the OTS.

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

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September 30, 2004, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirements, is provided in the notes to the consolidated financial statements.


     The following table discloses payments due on the Company's contractual obligations at September 30, 2004:






                                            Due in     Due from     Due from     Due in
                                 Total     < 1 year    1-3 years    3-5 years    > 5 years
                                ----------------------------------------------------------
Advances from FHLB            $  367,341   355,433     1,117        3,964         6,827
Operating Leases                   1,497       683       623          177            14
Securities sold under
   agreements to repurchase      159,100   159,100        --           --            --
                                ----------------------------------------------------------
Total contractual obligations $  527,938   515,216     1,740        4,141         6,841
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

NASB Financial, Inc. and Subsidiary
Consolidated Balance Sheets




                                                                                 September 30,
                                                                           -----------------------
                                                                                2004        2003
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                $     18,263      24,321
Securities available for sale, at fair value (amortized cost of
   $244 and $5,243 at September 30, 2004 and 2003, respectively)                  244       5,564
Stock in Federal Home Loan Bank, at cost                                       17,808      15,606
Mortgage-backed securities:
  Available for sale, at fair value (amortized cost of $172,803 and
    $4,741 at September 30, 2004 and 2003, respectively)                      170,933       4,664
  Held to maturity, at cost (fair value of $645 and $987 at
    September 30, 2004 and 2003, respectively)                                    614         932
Loans receivable:
  Held for sale, at lower of amortized cost or market value (estimated fair value of $249,064 and $170,694 at September 30, 2004 and 2003,
    respectively)                                                             246,468     168,292
  Held for investment, net                                                    876,322     861,400
Allowance for loan losses                                                      (8,221)     (7,986)
Accrued interest receivable                                                     5,887       4,707
Foreclosed assets held for sale, net                                            4,014       4,561
Premises and equipment, net                                                     8,481       7,631
Investment in LLC                                                               7,982       2,272
Mortgage servicing rights, net                                                    839       1,191
Deferred income tax asset                                                       3,915       4,477
Other assets                                                                    8,339       9,727
                                                                           -----------------------
                                                                         $  1,361,888   1,107,359
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Customer deposit accounts                                              $    653,700     654,688
  Brokered deposit accounts                                                    30,040          --
  Advances from Federal Home Loan Bank                                        367,341     308,088
  Securities sold under agreements to repurchase                              159,100          --
  Escrows                                                                       8,437       8,300
  Income taxes payable                                                          1,072       4,462
  Accrued expenses and other liabilities                                        3,207       4,387
                                                                           -----------------------
    Total liabilities                                                       1,222,897     979,925
                                                                           -----------------------

Stockholders' equity:
  Common stock of $0.15 par value: 20,000,000 authorized; 9,857,112 shares and 9,840,112 shares issued at September 30, 2004 and
    2003, respectively                                                          1,479       1,476
  Serial preferred stock of $1.00 par value: 7,500,000 shares
    authorized; none outstanding                                                   --          --
  Additional paid-in capital                                                   16,256      16,116
  Retained earnings                                                           139,663     126,769
  Treasury stock, at cost; 1,401,670 shares and 1,396,670 shares at
    September 30, 2004 and 2003, respectively                                 (17,257)    (17,077)
  Accumulated other comprehensive loss                                         (1,150)        150
                                                                           -----------------------
      Total stockholders' equity                                              138,991     127,434
                                                                           -----------------------
                                                                         $  1,361,888   1,107,359
                                                                           =======================




See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Income



                                                         Years Ended September 30,
                                                  ------------------------------------
                                                      2004         2003         2002
                                                  ------------------------------------
                                             (Dollars in thousands, except per share data)
Interest on loans receivable                      $  66,725       71,042       70,743
Interest on mortgage-backed securities                5,825          439          486
Interest and dividends on securities                    462          961        1,095
Other interest income                                   116          182          343
                                                  ------------------------------------
     Total interest income                           73,128       72,624       72,667
                                                  ------------------------------------
Interest on customer deposit accounts                12,797       14,440       19,705
Interest on advances from Federal Home Loan Bank      5,528        9,180       13,301
Interest on securities sold under agreements
   to repurchase                                      1,759           --           --
                                                  ------------------------------------
    Total interest expense                           20,084       23,620       33,006
                                                  ------------------------------------
    Net interest income                              53,044       49,004       39,661
Provision for loan losses                               465          538          557
                                                  ------------------------------------
    Net interest income after provision
      for loan losses                                52,579       48,466       39,104
                                                  ------------------------------------
Other income (expense):
  Loan servicing fees, net                              278       (1,177)      (4,143)
  Impairment recovery on mortgage servicing
    rights                                               36          381        1,055
  Impairment loss on mortgage-backed securities          --           --         (531)
  Customer service fees and charges                   6,609        5,001        4,441
  Provision for (loss) recovery on real estate owned    237       (1,984)         236
  Gain on sale of securities available for sale         725          249           --
  Gain on sale of loans receivable held for sale     11,906       12,923        9,334
  Other                                               2,022          842        1,570
                                                  ------------------------------------
    Total other income                               21,813       16,235       11,962
                                                  ------------------------------------
General and administrative expenses:
  Compensation and fringe benefits                   15,985       11,417        9,761
  Commission-based mortgage banking compensation      6,491        5,620        4,583
  Premises and equipment                              3,066        2,530        2,234
  Advertising and business promotion                  2,739        1,008          649
  Federal deposit insurance premiums                    101          105          108
  Other                                               6,220        5,053        4,280
                                                  ------------------------------------
     Total general and administrative expenses       34,602       25,733       21,615
                                                  ------------------------------------
     Income before income tax expense                39,790       38,968       29,451
                                                  ------------------------------------
Income tax expense (benefit):
  Current                                            13,256       16,090       11,862
  Deferred                                            1,378       (1,091)      (2,289)
                                                  ------------------------------------
    Total income tax expense                         14,634       14,999        9,573
                                                  ------------------------------------
      Net income                                  $  25,156       23,969       19,878
                                                  ====================================

Basic earnings per share                          $    2.98         2.84         2.36
                                                  ====================================

Diluted earnings per share                        $    2.97         2.84         2.35
                                                  ====================================

Basic weighted average shares outstanding          8,455,734    8,433,713    8,439,845
                                                  ====================================




See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows



                                                              Years ended September 30,
                                                            -----------------------------
                                                               2004      2003      2002
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 25,156    23,969    19,878
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Depreciation                                               1,039       754       787
    Amortization and accretion, net                           (1,491)     (354)    3,479
    Deferred income tax expense (benefit)                      1,378    (1,091)   (2,289)
    Gain on sale of securities available for sale               (725)     (249)        --
    Impairment recovery on mortgage servicing rights             (36)     (381)   (1,055)
    Impairment loss on mortgage-backed securities                 --        --       531
    Net fair value of loan-related commitments                   135       714      (633)
    Gain on sale of loans receivable held for sale           (11,906)  (12,923)   (9,334)
    Provision for loan losses                                    465       538       557
    Provision for loss (recovery) on real estate owned          (237)    1,984      (236)
    Origination of loans receivable held for sale         (1,025,604) (676,832) (522,674)
    Sale of loans receivable held for sale                   979,295   858,372   579,668
Changes in:
  Accrued interest receivable                                 (1,180)      435       792
  Accrued expenses and other liabilities and
    income taxes payable                                      (3,377)     (178)   (3,445)
                                                            ----------------------------
    Net cash provided by (used in) operating activities      (37,088)  194,758    66,026

Cash flows from investing activities:
  Principal repayments of mortgage-backed securities:
    Held to maturity                                             318       571     3,569
    Available for sale                                        23,796     3,111       907
  Principal repayments of mortgage loans receivable held
    for investment and held for sale                         435,478   430,658   410,497
  Principal repayments of other loans receivable              14,980    28,517    37,096
  Principal repayments of securities available for sale            3     3,519    20,479
  Loan origination - mortgage loans receivable
    held for investment                                     (473,061) (644,812) (468,908)
  Loan origination - other loans receivable                   (7,294)  (34,747)  (24,378)
  Purchase of mortgage loans receivable held for investment   (8,050)   (2,627)  (15,745)
  Purchases of other loans receivable                             --        --    (5,173)
  Proceeds from sale (purchases) of Federal Home Loan
    Bank stock                                                (2,202)    1,889    (1,497)
  Purchases of securities available for sale                      --        --   (29,197)
  Purchase of mortgage-backed securities available
     for sale                                               (193,043)       --        --
  Proceeds from sale of securities available for sale          5,369     7,132        --
  Proceeds from sale of real estate owned                      6,386     6,269     8,180
  Purchase of premises and equipment, net                     (1,889)     (907)     (430)
  Investment in LLC                                           (5,710)   (2,072)       --
  Net cash acquired in acquisition of CBES Bancorp, Inc.          --    16,664        --
  Other                                                          (47)     (420)        8
                                                            ----------------------------
    Net cash used in investing activities                   (204,966) (187,255)  (64,592)


NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows (continued)



                                                              Years ended September 30,
                                                            -----------------------------
                                                               2004      2003      2002
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from financing activities:
  Net increase (decrease) in customer and brokered
     deposit accounts                                         29,580    22,970   (36,600)
  Proceeds from advances from Federal Home Loan Bank         560,900   460,000   224,000
  Repayment of advances from Federal Home Loan Bank         (501,421) (457,293) (202,279)
  Proceeds from sale of securities under agreements to
     repurchase                                              223,980        --        --
  Repayment of securities sold under agreements to
     repurchase                                              (64,880)       --        --
  Cash dividends paid                                        (12,262)   (5,567)   (4,851)
  Stock options exercised                                        143       260       231
  Repurchase of common stock for treasury                       (180)     (352)   (1,862)
  Change in checks outstanding in excess of bank balances         --    (7,764)    7,764
  Change in escrows                                              136       396       288
                                                            -----------------------------
    Net cash provided by (used in) financing activities      235,996    12,650   (13,309)
                                                            -----------------------------
    Net increase (decrease) in cash and cash equivalents      (6,058)   20,153   (11,875)
    Cash and cash equivalents at beginning of period          24,321     4,168    16,043
                                                            -----------------------------

    Cash and cash equivalents at end of period              $ 18,263    24,321     4,168
                                                            =============================

Supplemental disclosure of cash flow information:
  Cash paid for income taxes (net of refunds)               $ 16,645    13,725    16,654
  Cash paid for interest                                      14,066    23,613    33,258

Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of loans receivable to real estate owned       $  3,860     8,008     4,551
  Conversion of real estate owned to loans receivable            168     1,638        68
  Capitalization of originated mortgage servicing rights           2       138        86
  Transfer of securities from held to maturity to
     held for sale                                                --        --     1,212

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

Balance at October 1, 2001    $ 1 ,466    15,635     93,340    (14,854)        (90)         95,497
 Comprehensive income:
  Net income                        --        --     19,878         --          --          19,878
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --         553             553
                                                                                         ----------
  Total comprehensive income                                                                20,431
 Cash dividends paid                --        --     (4,851)        --          --          (4,851)
 Stock options exercised             4       227         --         --          --             231
 Purchase of common stock
   for treasury                     --        --         --     (1,862)         --          (1,862)
                              ---------------------------------------------------------------------
Balance at September 30, 2002 $  1,470    15,862    108,367    (16,716)        463         109,446
Comprehensive income:
  Net income                        --        --     23,969         --          --          23,969
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities    --        --         --         --        (313)           (313)
                                                                                         ----------
  Total comprehensive income                                                                23,656
 Cash dividends paid                --        --     (5,567)        --          --          (5,567)
 Stock options exercised             6       254         --         --          --             260
 Purchase of common stock
   for treasury                     --        --         --       (361)         --            (361)
                              ---------------------------------------------------------------------
Balance at September 30, 2003 $  1,476    16,116    126,769    (17,077)        150         127,434
Comprehensive income:
  Net income                        --        --     25,156         --          --          25,156
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities    --        --         --         --      (1,300)         (1,300)
                                                                                         ----------
  Total comprehensive income                                                                23,856
 Cash dividends paid                --        --    (12,262)        --          --         (12,262)
 Stock options exercised             3       140         --         --          --             143
 Purchase of common stock
   for treasury                     --        --         --       (180)         --            (180)
                              ---------------------------------------------------------------------
Balance at September 30, 2004 $  1,479    16,256    139,663    (17,257)     (1,150)        138,991
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

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $10.1 million and $20.6 million at September 30, 2004 and 2003, respectively.

SECURITIES AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE
     Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2004 and 2003, the Company had no assets designated as trading. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

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

INVESTMENT IN LLC
     The Company is a partner in two limited liability companies, which were formed for the purpose of purchasing an developing vacant land in Platte County, Missouri. These investments are accounted for using the equity method of accounting.

STOCK OPTIONS
     The Company has a stock-based employee compensation plan which is described more fully in Note 17. The Company applies Accounting Principles Board Opinion ("APB") No. 25 in accounting for its Option Plan, under which no compensation cost has been recognized for stock option awards. For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model. Had compensation cost for the Option Plan been determined in accordance with the fair value accounting method prescribed under SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share on a pro forma basis would have been as presented in the following table. Dollar amounts are expressed in thousands, except per share data.

                            2004      2003      2002
                         ------------------------------
Net Income:
  As reported            $ 25,156    23,969    19,878
  Pro forma                25,144    23,969    19,874
Basic earnings per share:
  As reported            $   2.98      2.84      2.36
  Pro forma                  2.97      2.84      2.36
Diluted earnings per share:
  As reported            $   2.97      2.84      2.35
  Pro forma                  2.97      2.84      2.35

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

     The Bank's bad debt deduction for the years ended September 30, 2004 and 2003, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the "base-year." The recapture of the excess reserve will be completed over a six-year phase-in-period that began with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $3.7 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank's capital in the form of stock redemptions has caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

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

     Impairment Evaluation - The Bank evaluates the carrying value of 99capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights, the Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights. During the years ended September 30, 2004 and 2003, the value of mortgage servicing rights increased, which resulted in a recovery of valuation allowance of $36,000 and $381,000, respectively.

DERIVATIVE INSTRUMENTSS
     The Bank regularly enters into commitments to originate and sell loans held for sale. Such commitments are considered derivative instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. These statements require the Bank to recognize all derivative instruments as either assets or liabilities in the balance sheet and to measure those instruments at fair value. As of September 30, 2004 and 2003, the fair value of loan related commitments resulted in a net liability of $216,000 and $81,000, respectively.

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

                                        Year Ended September 30,
                                 --------------------------------------
                                       2004         2003       2002
                                 --------------------------------------
Net income                          $  25,156       23,969      19,878

Average common shares outstanding   8,455,734    8,433,713   8,439,845
Average common share  stock
   Options outstanding                  3,068       11,648      24,047
                                 --------------------------------------
Average diluted common shares       8,458,802    8,445,361   8,463,892

Earnings per share:
  Basic earnings per share          $   2.98         2.84        2.36
  Diluted earnings per share            2.97         2.84        2.35


RECENTLY ISSUED ACCOUNTING STANDARDS
     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of FASB Statement No. 123." This statement provides alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation, and amends the disclosure provisions of SFAS No. 123 to require disclosure about the effects of an entities accounting policy decisions with respect to stock-based employee compensation in both annual and interim financial reporting. The Company accounts for stock-based compensation in accordance with APB No. 25 and has adopted the disclosure provisions of SFAS No. 148 as provided in the new pronouncements.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), and subsequently revised through Interpretation No. 46(R) in December 2003, which establishes guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. FIN 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; and ii) the equity investors lack an essential characteristic of a controlling financial interest. The adoption of FIN 46 did not have a material impact on the Company's financial statements.

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

     In December 2004, the FASB issued SFAS No. 123(R), "Share Based Payment (Revised 2004)," which requires that compensation costs relating to share-based payment transactions be recognized in the financial statements and includes implementation guidance on measuring the fair value of share-based payments. SFAS No. 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees, but permitted the option of continuing to apply the guidance in Opinion No. 25 and disclosing in the footnotes the effect on net income of applying the preferred fair-value-based method. The provisions of SFAS No. 123(R) will be effective for the Company's financial statements issued after June 15, 2005. The Company does not believe that the adoption of SFAS No. 123(R) will have a material impact on the consolidated financial statements.

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

RECLASSIFICATIONS
     Certain amounts for 2003 and 2002 have been reclassified to conform to the current year presentation.

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

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument presented as of September 30, 2004 and 2003:

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


                                        September 30, 2004
                           --------------------------------------------
                                         Gross       Gross    Estimated
                            Amortized  unrealized  unrealized    fair
                              cost       gains       losses      value
                           --------------------------------------------
Equity securities           $   180         --           --         180
Municipal securities             64         --           --          64
                           --------------------------------------------
   Total                    $   244         --           --         244
                           ============================================


                                        September 30, 2003
                           --------------------------------------------
                                         Gross       Gross    Estimated
                            Amortized  unrealized  unrealized    fair
                              cost       gains       losses      value
                           --------------------------------------------
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
                           ============================================


     During the year ended September 30, 2004, gross gains of $367,000 and no losses were recognized on the sale of securities available for sale. During the year ended September 30, 2003, gross gains of $262,000 and gross losses of $13,000 were recognized on the sale of securities available for sale. There were no sales of securities available for sale during the year ended September 30, 2002.

     The scheduled maturities of securities available for sale at September 30, 2004, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                           Amortized  unrealized  unrealized     fair
                             cost       gains       losses       value
                           --------------------------------------------
No stated maturity         $    180         --           --         180
Due from one to five years       21         --           --          21
Due from five to ten years       29         --           --          29
Due after ten years              14         --           --          14
                           --------------------------------------------
   Total                   $    244         --           --         244
                           ============================================


(3) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.







                                                     September 30, 2004
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $     530          4            --             534
Pass-through certificates guaranteed
  by FNMA - adjustable rate            26,577         --          (341)         26,236
FHLMC participation certificates:
    Fixed rate                          1,977         --           (88)          1,889
    Adjustable rate                   143,719         --        (1,445)        142,274
                                    -----------------------------------------------------
       Total                        $ 172,803          4        (1,874)        170,933
                                    =====================================================


                                                     September 30, 2003
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
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
                                    =====================================================






     During the year ended September 30, 2004, gross gains of $358,000 and no losses were recognized on the sale of mortgage-backed securities available for sale. There were no sales of mortgage-backed securities available for sale during the years ended September 30, 2003, or 2002.

     During the quarter ended September 30, 2002, the Bank transferred a mortgage-backed security with an amortized cost of $1.2 million from the held to maturity category to the available for sale category.
Prior to the transfer, the security was deemed impaired and a loss of $311,000 was recorded to write it down to fair market value. Thus, there were no unrealized gains or losses at the date of transfer. The decision was made to transfer the security after it was determined that there was a significant deterioration in the underlying credit. During the year ended September 30, 2004, this mortgage-backed security was sold, and a gain of $358,000 was recognized.

     The following tables present a summary of the fair value and gross unrealized losses of those mortgage-backed securities available for sale which had unrealized losses at September 30, 2004 and 2003.
Dollar amounts are expressed in thousands.


                                        September 30, 2004
                           --------------------------------------------

                           Less Than 12 Months      12 Months or Longer
                           ---------------------    -------------------

                            Estimated   Gross       Estimated   Gross
                              fair    unrealized      fair    unrealized
                             value      losses       value      losses
                           --------------------------------------------

Pass-through certificates
   guaranteed by FNMA:
     Adjustable rate       $  26,577        341           --         --
FHLMC participation
   certificates:
     Fixed rate                   --         --        1,977         88
     Adjustable rate         143,719      1,445           --         --
                           --------------------------------------------

   Total                   $ 170,296      1,786        1,977         88
                           ============================================


                                        September 30, 2003
                           --------------------------------------------
                           Less Than 12 Months      12 Months or Longer
                           ---------------------    -------------------
                            Estimated   Gross       Estimated   Gross
                              fair    unrealized      fair    unrealized
                             value      losses       value      losses
                           --------------------------------------------
FHLMC participation
   certificates:
     Fixed rate            $   2,893         90           --        --
                           ============================================


     Based upon evaluation of available evidence, including changes in market interest rates during fiscal years 2004 and 2003, management believes the declines in fair value of these securities are temporary. Should the impairment of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

     The scheduled maturities of mortgage-backed securities available for sale at September 30, 2004, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                           Amortized  unrealized  unrealized     fair
                             cost       gains       losses       value
                           --------------------------------------------
Due after ten years        $ 172,803         4      (1,874)     170,933
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

                                         September 30, 2004
                          ----------------------------------------------
                                         Gross       Gross    Estimated
                             Amortized  unrealized  unrealized    fair
                               cost       gains      losses       value
                          ----------------------------------------------
Customer deposit accounts  $    1,311         2        (28)        1,285
Securities sold under
   agreements to repurchase   169,720        --     (1,779)      167,941
                          ---------------------------------------------
                           $  171,031         2     (1,807)      169,226
                          ==============================================


                                         September 30, 2003
                          ---------------------------------------------
                                         Gross       Gross     Estimated
                             Amortized  unrealized  unrealized    fair
                               cost       gains      losses       value
                          ---------------------------------------------
Customer deposit accounts  $    2,048        10        (55)       2,003
                          ==============================================


(4) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

     The following tables present a summary of mortgage-backed securities held to maturity. Dollar amounts are expressed in thousands.




                                                    September 30, 2004
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $     302         23            --             325
FNMA pass-through certificates:
  Fixed rate                               85         --            --              85
  Balloon maturity and
    adjustable rate                       118          1            --             119
Pass-through certificates guaranteed
  by GNMA - fixed rate                     87          7            --              94
Collateralized mortgage
  obligation bonds                         22         --            --              22
                                    ----------------------------------------------------
     Total                         $      614         31            --             645
                                    =====================================================




                                                    September 30, 2003
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
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
                                    =====================================================










     The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2004, are presented in the following table. Dollar amounts are expressed in thousands.


                                       Gross        Gross     Estimated
                           Amortized  unrealized  unrealized     fair
                             cost       gains       losses       value
                          --------------------------------------------
Due from one to five years $   205          16          --         221
Due from five to ten years      48           4          --          52
Due after ten years            361          11          --         372
                         ---------------------------------------------
     Total                 $   614          31          --         645
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

                                       September 30, 2004
                        ----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains      losses       value
                        ----------------------------------------------
Customer deposit accounts $    528        26         --           554
                        ==============================================


                                      September 30, 2003
                        ----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains      losses       value
                        ----------------------------------------------
Customer deposit accounts $   799        48          --           847
                        ==============================================



     All dispositions of mortgage-backed securities held to maturity during fiscal 2004, 2003, and 2002 were the result of maturities or calls.

(5) LOANS RECEIVABLE

     The following table provides a detail of loans receivable as of September 30. Dollar amounts are expressed in thousands.


HELD FOR INVESTMENT                           2004           2003
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties               $  178,282        194,400
    Business properties                     413,887        411,435
    Partially guaranteed by VA or
      insured by FHA                          6,667         13,759
    Construction and development            378,154        280,126
                                         ---------------------------
Total mortgage loans                        976,990        899,720
Commercial loans                             40,250         28,298
Installment loans and lease financing
  to individuals                             22,489         27,127
                                         ---------------------------
Total loans receivable held
  for investment                          1,039,729        955,145
Less:
  Undisbursed loan funds                   (157,881)       (88,148)
  Unearned discounts and fees on
    loans, net of deferred costs             (5,526)        (5,597)
                                         ---------------------------
    Net loans receivable held
      for investment                      $ 876,322        861,400
                                         ===========================



HELD FOR SALE                                 2004           2003
                                         ---------------------------
Mortgage loans:
  Permanent loans on
    residential properties               $  268,724        176,882
 Less:
  Undisbursed loan funds                    (22,460)        (8,919)
  Unearned discounts and fees on loans,
    net of deferred costs                       204            329
                                          --------------------------
    Net loans receivable held for sale    $ 246,468        168,292
                                          ==========================

     Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $331,000 and $641,000 at September 30, 2004 and 2003, respectively.

     Whole loans and participations serviced for others were approximately $118.7 million and $178.2 million at September 30, 2004 and 2003, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets

     First mortgage loans were pledged to secure FHLB advances in the amount of approximately $706.6 million and $671.1 million at September 30, 2004 and 2003, respectively.

     Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2004 and 2003. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

     As of September 30, 2004 and 2003, loans with an aggregate principal balance of approximately $15.7 million and $6.9 million, respectively, were on nonaccrual status. Gross interest income would have increased by $1.2 million, $415,000 and $432,000 for the years ended September 30, 2004, 2003 and 2002, respectively, if the nonaccrual loans had been performing.

     The following table presents the activity in the allowance for losses on loans for 2004, 2003, and 2002. Allowance for losses on mortgage loans includes specific valuation allowances and valuation allowances associated with homogenous pools of loans. Dollar amounts are expressed in thousands.


                                     2004       2003       2002
                                 ---------------------------------
Balance at beginning of year     $  7,986      5,865      5,835
  Provisions                          465        538        557
  Charge-offs                        (319)      (180)      (586)
  Recoveries                           89        454         59
  Acquired in merger                   --      1,309         --
                                 ---------------------------------
Balance at end of year           $  8,221      7,986      5,865
                                 =================================

     The following tables provide a summary of information on impaired loans. Dollar amounts are expressed in thousands.

                                                  September 30,
                                                ----------------
                                                   2004   2003
                                                ----------------
  Impaired loans with a valuation allowance     $ 5,207  3,234
  Impaired loans without a valuation allowance       --     --
                                                ----------------
                                                $ 5,207  3,234
                                                ================
   Valuation applicable to impaired loans       $ 1,407  1,346
                                                ================

                                               2004    2003    2002
                                             ------------------------
   Average balance of impaired loans        $ 5,443   4,048   3,297
   Interest income recognized on
       impaired loans                           106     607     484
   Interest income received on a cash basis
       on impaired loans                        150     534     492


     During fiscal 2001, the Bank restructured one $3.5 million loan participation secured by a nursing home in Eau Claire, Wisconsin, which was the result of the borrower's bankruptcy reorganization. In the restructuring, the interest rate was reduced and accrued interest was capitalized to the loan balance. At September 30, 2004, the Bank has a valuation allowance of $821,000 against this loan, which results in a net carrying value of $2.7 million.

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






                                           2004
                 -------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
------------------------------------------------------------------------------
Missouri        $ 118,188     62,239       75,356       229,567       485,350
Kansas             41,292     11,729       28,838       148,587       230,446
Colorado              459     14,538       77,369            --        92,366
Texas               1,490     17,321       11,975            --        30,786
Oklahoma            2,501        476       23,394            --        26,371
Iowa                8,557      3,725        8,882            --        21,164
Illinois            2,825        890       15,093            --        18,808
Wisconsin             204         --       10,459            --        10,663
Other              18,649      3,628       38,759            --        61,036
                 -------------------------------------------------------------
                $ 194,165    114,546      290,125       378,154       976,990
                 =============================================================






                                           2003
                 -------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
------------------------------------------------------------------------------
Missouri        $ 128,980     63,431      105,706       159,459       457,576
Kansas             45,956      8,894       43,428       108,667       206,945
Colorado              556     25,790       74,136            --       100,482
Oklahoma            3,078         --       12,607        12,000        27,685
Texas               1,606     20,378        4,431            --        26,415
Iowa               10,885      3,792        7,690            --        22,367
Indiana             9,155         --        2,394            --        11,549
Wisconsin             277         --        9,765            --        10,042
Other              17,953      5,327       13,379            --        36,659
                 -------------------------------------------------------------
                $ 218,446    127,612      273,536       280,126       899,720
                 =============================================================



     Proceeds from the sale of loans receivable held for sale during fiscal 2004, 2003 and 2002, were $979.3 million, $858.4 million, and $579.7 million, respectively. In fiscal 2004, the Bank realized gross gains of $14.2 million and gross losses of $2.3 million on those sales. In fiscal 2003, gross gains of $16.3 million and gross losses of $3.4 million were realized. In fiscal 2002, the Bank realized gross gains of $11.0 million and $1.7 million of gross losses.


(6) FORECLOSED ASSETS HELD FOR SALE

     The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.


                                          2004       2003
                                        -------------------
Real estate acquired through (or deed in
  lieu of) foreclosure                  $ 5,107      5,580
Less: allowance for losses               (1,093)    (1,019)
                                        --------------------
    Total                               $ 4,014      4,561
                                        ====================


     The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.


                                 2004     2003     2002
                               --------------------------
Balance at beginning of year $   1,019      646    1,200
Provisions                        (237)   1,984     (236)
Charge-offs                       (273)  (2,365)  (1,091)
Recoveries                         584      754      773
                               --------------------------
Balance at end of year       $   1,093    1,019      646
                               ==========================


(7) PREMISES AND EQUIPMENT

     The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

                                       2004       2003
                                    -------------------
Land                                $ 2,676      2,676
Buildings and improvements            8,428      7,676
Furniture, fixtures and equipment     8,273      8,283
                                    -------------------
                                     19,377     18,635
  Accumulated depreciation          (10,896)   (11,004)
                                    -------------------
  Total                            $  8,481      7,631
                                    ===================

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended
September 30, 2004, 2003, and 2002 were approximately $937,000,
$724,000, and $646,000, respectively.

     Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.


Fiscal year ended
September 30,		      Amount
----------------------------------
2005                       $  683
2006                          432
2007                          191
2008                           99
2009                           78
2010                           14

(8) INVESTMENT IN LLC

     During the year ended September 30, 2004, the Company became a partner in Central Platte Holdings, LLC, which was formed for the purpose of purchasing and developing eight hundred acres of vacant land in Platte County, Missouri. The Company's investment in this partnership was $5.5 million at September 30, 2004. This investment is accounted for using the equity method of accounting.

     During the year ended September 30, 2002, the Company became a partner in NBH, LLC, which was formed for the purpose of purchasing and developing eighty-six acres of vacant land in Platte County, Missouri. The Company's investment in this partnership was $2.5 million at September 30, 2004. This investment is accounted for using the equity method of accounting.


(9) MORTGAGE SERVICING RIGHTS

     The following provides information about the Bank's mortgage servicing rights for the years ended September 30. Dollar amounts are expressed in thousands.


                                          2004      2003      2002
                                       ----------------------------
Balance at beginning of year           $ 1,191     2,957     8,008
Additions:
  Originated mortgage servicing rights       2       139        86
  Acquired in merger                        --       122        --
Reductions:
  Amortization                            (390)   (2,408)   (6,192)
  Impairment recovery                       36       381     1,055
                                       ----------------------------
Balance at end of year                 $   839     1,191     2,957
                                       ============================

(10) CUSTOMER DEPOSIT ACCOUNTS

     Customer deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.


                                   2004                  2003
                             -----------------    ----------------
                               Amount      %         Amount      %
-------------------------------------------------------------------
Demand deposit accounts     $  84,016     12         82,880     13
Savings accounts              104,277     15        109,038     17
Money market demand accounts   16,453      2         16,635      2
Certificate accounts          448,954     66        446,135     68
Brokered accounts              30,040      5             --     --
                             -----------------    -----------------
                            $ 683,740    100        654,688    100
                             =================    =================
Weighted average interest rate   2.02%                 2.13%
                             ===========          ============

     The aggregate amount of deposit accounts in excess of $100,000 was approximately $98.8 million and $80.7 million as of September 30, 2004 and 2003, respectively.

     The following table presents contractual maturities of certificate and brokered accounts as of September 30, 2004. Dollar amounts are expressed in thousands.


                 Maturing during the fiscal year ended September 30,
              ---------------------------------------------------------
                                                        2010 and
                 2005    2006    2007    2008    2009    after   Total
              ---------------------------------------------------------
Certificate
    accounts $ 284,160  87,784  15,283  49,031   7,941   4,755  448,954
Brokered
    accounts    30,040      --      --      --      --      --   30,040
              ---------------------------------------------------------
               314,200  87,784  15,283  49,031   7,941   4,755  478,994
              =========================================================

     The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

                             2004       2003       2002
                          --------------------------------
Savings accounts          $    975      1,392      1,974
Money market demand and
  demand deposit accounts      396        535        465
Certificate and brokered
  accounts                  11,426     12,513     17,266
                          --------------------------------
                          $ 12,797     14,440     19,705
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

                                     2004                 2003
                              -----------------    -----------------
                                       Weighted             Weighted
                                       Average               Average
Year ended September 30,       Amount    Rate       Amount     Rate
--------------------------------------------------------------------
     2004                    $     --       --   $ 294,534     1.45%
     2005                     355,433     2.00%      1,549     5.85%
     2006                         550     5.25%        566     5.25%
     2007                         567     5.25%        583     5.25%
     2008                       3,586     5.02%      3,602     5.02%
     2009 through 2014          7,205     5.73%      7,254     5.73%
                             ------------------    -----------------
                            $ 367,341     2.11%  $ 308,088     1.62%
                             ==================    =================


(12) REPURCHASE AGREEMENTS

     During the year ended September 30, 2004, the Bank sold various adjustable-rate mortgage-backed securities under agreements to repurchase. The following table provides a summary of repurchase agreements, including the repurchase liability and the asset value of securities sold under agreement to repurchase, by number of days to maturity as of September 30. Dollar amounts are expressed in thousands.

                             Repurchase Liability     Asset Value
                              -----------------    -----------------
                                       Weighted            Estimated
                                       Average                Fair
Number of days to maturity     Amount    Rate       Amount    Value
--------------------------------------------------------------------
     Less than 30 days      $  89,100     1.39%  $  94,549    93,622
     From 30 to 90 days         4,000     1.83%      4,711     4,662
     Over 90 days              66,000     1.50%     70,460    69,657
                             ------------------    -----------------
                            $ 159,100     1.45%  $ 169,720   167,941
                             ==================    =================

(13) INCOME TAXES PAYABLE

     The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:


                                            2004     2003     2002
                                          --------------------------
Statutory federal income tax rate           35.0%    35.0%    35.0%
State income taxes, net of federal benefit   3.0      3.1      3.0
Other, net                                  (1.2)     0.4     (5.5)
                                          --------------------------
                                            36.8%    38.5%    32.5%
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


                                          2004     2003     2002
                                      ----------------------------
Deferred loan fees and costs          $     13        9       (7)
Accrued interest receivable                 (2)      (2)      (8)
Tax depreciation vs. book
   depreciation                            234      100      (34)
Basis difference on investments             78     (343)     (81)
Loan loss reserves                        (362)    (392)  (1,558)
Mark-to-market adjustment                1,325     (255)     198
Mortgage servicing rights                  (78)    (367)    (997)
Prepaid expenses                            12        9       11
Other                                      158      150      187
                                      ----------------------------
                                      $  1,378   (1,091)  (2,289)
                                      ============================


     The tax effect of significant temporary differences representing deferred tax assets (liabilities) are presented in the following table. Dollar amounts are expressed in thousands.


                                                      2004     2003
                                                    -----------------
Deferred income tax assets:
  Loan loss reserves                                $ 4,161    3,799
  Book depreciation in excess of tax depreciation       199      433
  Mark-to-market adjustment                              --      567
  Unrealized loss on securities available for sale      722       --
  Deferred loan fees and costs                           28       41
  Other                                                  --       80
                                                    -----------------
                                                      5,110    4,920
                                                    -----------------
Deferred income tax liabilities:
  Mark-to-market adjustment                            (758)      --
  Mortgage servicing rights                            (179)    (257)
  Accrued interest receivable                            (4)      (6)
  Basis difference on investments                       (93)     (15)
  Unrealized gain of securities available for sale       --      (94)
  Prepaid expenses                                      (83)     (71)
  Other                                                 (78)      --
                                                     ----------------
                                                     (1,195)    (443)
                                                     ----------------
    Net deferred tax asset                          $ 3,915    4,477
                                                     ================

(14) STOCKHOLDERS' EQUITY

     During fiscal 2004, the Company paid quarterly cash dividends on common stock of $0.20 per share on February 27, 2004, May 28, 2004, and August 27, 2004, and $0.85 per share on November 28, 2003.

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

     During fiscal 2004, the Company repurchased 5,000 shares of its own stock with a total value of $180,000 at the time of repurchase. During fiscal 2003, the Company repurchased 14,500 shares of its own stock with a total value of $352,000 at the time of repurchase. In addition, four hundred shares of the Company's stock were acquired in the merger with CBES Bancorp, Inc., with a value of $10,000 at the time of acquisition. During fiscal 2002, the Company repurchased 112,248 shares of its own stock with a total value of $1.9 million at the time of repurchase.


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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1, total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes that, as of September 30, 2004, the Bank meets all capital adequacy requirements, to which it is subject.

     As of September 30, 2004 and 2003, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management does not believe that there are any conditions or events occurring since notification that would change the Bank's category.

     The following tables summarize the relationship between the Bank's capital and regulatory requirements. Dollar amounts are expressed in thousands.
                                              September 30,
                                           ------------------
                                             2004      2003
-------------------------------------------------------------
GAAP capital (Bank only)                  $128,787   122,648
Adjustment for regulatory capital:
  Intangible assets                         (3,171)   (3,271)
  Disallowed servicing and deferred
    tax assets                              (5,351)   (3,331)
  Reverse the effect of SFAS No. 115         1,150      (150)
                                           ------------------
     Tangible capital                      121,415   115,896
  Qualifying intangible assets                  --        --
                                           ------------------
     Tier 1 capital (core capital)         121,415   115,896
  Qualifying general valuation allowance     6,360     6,004
                                           ------------------
     Risk-based capital                   $127,775   121,900
                                           ==================




                                                               As of September 30, 2004
                                         --------------------------------------------------------------

                                            Actual          Minimum Required for  Minimum Required to
be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $127,775    12.7%     80,539     >=8%       100,674     >=10%
Core capital to adjusted tangible assets 121,415     9.0%     53,895     >=4%        67,369     >=5%
Tangible capital to tangible assets      121,415     9.0%     20,211    >=1.5%           --      --
Tier 1 capital to risk-weighted assets   121,415    12.1%         --      --         60,405     >=6%







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






(16) EMPLOYEES' RETIREMENT PLAN

     Substantially all of the Bank's full-time employees participate in a 401(k) retirement plan (the "Plan"). The Plan is administered by Standard Insurance Company, through which employees can choose from a variety of retail mutual funds to invest their fund contributions. Under the terms of the Plan, the Bank makes monthly contributions for the benefit of each participant in an amount that matches one-half of the participant's contribution, not to exceed 3% of the participants' monthly base salary, provided that the participant makes a monthly contribution of at least 1% of his or her monthly base salary and no greater than 50%, subject to certain limitations. All contributions made by participants are immediately vested and cannot be forfeited. Contributions made by the Bank, and related earnings thereon, become vested to the participants according to length of service requirements as specified in the Plan. Any forfeited portions of the contributions made by the Bank and the allocated earnings thereon are used to reduce future contribution requirements of the Bank. The Plan may be modified, amended or terminated at the discretion of the Bank.

     The Bank's contributions to the Plan amounted to $330,000, $328,000, and $262,000 for the years ended September 30, 2004, 2003, and 2002, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of income.


(17) STOCK OPTION PLAN

     During fiscal year 1986, the Company's stockholders approved a stock option plan ("1986 Option Plan") through which options to purchase up to 10% of the number of shares of common stock originally issued, as adjusted for a 4-for-1 stock split in March 1999 and stock dividends, were granted to officers and employees of the Bank. The time frame for issuing new options under the 1986 Option Plan has expired and, as of September 30, 2004, there are no options granted
under this plan that remain outstanding.    Options were granted for a
period of ten years. The option price could not be less than 100% of the fair market value of the shares on the date of the grant.

     On January 27, 2004, the Company's stockholders approved a new equity stock option plan ("2004 Option Plan") through which options to purchase up to 250,000 shares of common stock may be granted to officers and employees of the Company. Options are granted for a period of ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant.

     The following table summarizes both 1986 and 2004 Option Plan activity during fiscal years 2004, 2003, and 2002. The number of shares and price per share have been adjusted to reflect the 4-for-1 stock split in fiscal 1999. All options outstanding at September 30, 2004, were granted under the 2004 Option Plan.


                                            Weighted avg.   Range of
                                   Number  exercise price exercise price
                                  Of shares   per share     per share
                                 -------------------------------------
Options outstanding
  at October 1, 2001                 83,500   $  7.58   $ 2.25 - 8.97
    Exercised                       (28,500)    (8.12)   (7.50 - 8.97)
                                 -------------------------------------
Options outstanding
  at September 30, 2002              55,000   $  7.31   $ 2.25 - 8.97
    Exercised                       (38,000)    (6.85)   (2.25 - 8.97)
                                 -------------------------------------
Options outstanding
  at September 30, 2003              17,000   $  8.34   $ 7.63 - 8.97
    Granted                          13,000     35.50        35.50
    Exercised                       (17,000)    (8.34)   (7.63 - 8.97)
                                 -------------------------------------
Options outstanding
  at September 30, 2004              13,000   $ 35.50   $    35.50
                                 =====================================


     The weighted average remaining contractual life of options outstanding at September 30, 2004, 2003 and 200 were 6.0 years, 2.8 years and 3.3 years, respectively.

     The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2004.

                            Number         Weighted average
                          of shares         exercise price
                       -------------------------------------
Expiring on:
  July 27, 2009             10,000               35.50
  July 27, 2014              3,000               35.50
                       -------------------------------------
                            13,000             $ 35.50
                       =====================================

     None of the options outstanding at September 30, 2004, are immediately exercisable; all are exercisable at future dates in accordance with the vesting schedules outlined in each stock option agreement.

     The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2004.



                         Options Outstanding                         Options Exercisable
               -----------------------------------------------   ---------------------------
                              Weighted Avg.     Weighted Avg.                  Weighted Avg.
  Range of                     remaining          exercise                       exercise
exercise prices     Number   contractual life       price             Number       price
--------------------------------------------------------------   ---------------------------
 $ 35.50            10,000      4.8 years         $ 35.50                 --      $   --
   35.50             3,000      9.8 years           35.50                 --          --
                  ---------                                         ---------
                    13,000                                                --
                  =========                                         =========






(18) SEGMENT INFORMATION

     In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has identified three principal operating segments for purposes of financial reporting:
Banking, Local Mortgage Banking, and National Mortgage Banking. These segments were determined based on the Company's internal financial accounting and reporting processes and are consistent with the information that is used to make operating decisions and to assess the Company's performance by the Company's key decision makers.

     The National Mortgage Banking segment originates mortgage loans via the internet primarily for sale to investors. The Local Mortgage Banking segment originates mortgage loans for sale to investors and for the portfolio of the Banking segment. The Banking segment provides a full range of banking services through the Bank's branch network, exclusive of mortgage loan originations. A portion of the income presented in the Mortgage Banking segment is derived from sales of loans to the Banking segment based on a transfer pricing methodology that is designed to approximate economic reality. The Other and Eliminations segment includes financial information from the parent company plus inter-segment eliminations.

     The following table presents financial information from the Company's operating segments for the years ended September 30, 2004, 2003, and 2002. Dollar amounts are expressed in thousands.






                                  Local     National
Year ended                       Mortgage   Mortgage    Other and
September 30, 2004     Banking   Banking    Banking    Eliminations   Consolidated
----------------------------------------------------------------------------------
Net interest income $    53,005       --         --           39          53,044
Provision for
  loan losses               465       --         --           --             465
Other income              8,574   12,598      6,727       (6,086)         21,813
General and admin.
  Expenses               15,160   13,286      7,889       (1,733)         34,602
Income tax expense       16,773     (251)      (424)      (1,464)         14,634
                      ------------------------------------------------------------
   Net income       $    29,181     (437)      (738)      (2,850)         25,156
                      ============================================================
Total assets        $ 1,353,190      521        564        7,613       1,361,888
                      ============================================================








Year ended                       Mortgage    Other and
September 30, 2003    Banking    Banking    Eliminations   Consolidated
-----------------------------------------------------------------------
Net interest income $   49,035       --           (31)          49,004
Provision for
  loan losses              538       --            --              538
Other income            12,947   20,551       (17,263)          16,235
General and admin.
  Expenses              14,038   15,752        (4,057)          25,733
Income tax expense      18,251    1,847        (5,099)          14,999
                      -------------------------------------------------
   Net income       $   29,155    2,952        (8,138)          23,969
                      =================================================
Total assets        $1,104,673      408         2,278        1,107,359
                      =================================================


Year ended                       Mortgage    Other and
September 30, 2002     Banking   Banking    Eliminations   Consolidated
-----------------------------------------------------------------------
Net interest income  $  39,385       --           276           39,661
Provision for
  loan losses              557       --            --              557
Other income             6,369   14,425        (8,832)          11,962
General and admin.
  Expenses              12,035   11,809        (2,229)          21,615
Income tax expense      11,267    1,007        (2,701)           9,573
                       ------------------------------------------------
   Net income        $  21,895    1,609        (3,626)          19,878
                      =================================================
Total assets          $972,571      347         5,304          978,222
                      =================================================


(19) COMMITMENTS AND CONTINGENCIES

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

     As of September 30, 2004, the Bank had outstanding commitments to originate $36.0 million in commercial real estate loans, $74.9 million of fixed rate residential first mortgage loans and $50.5 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 6.2%. Residential mortgage loan commitments have an approximate average committed rate of 5.5% and approximate average fees and discounts of 0.3%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration.

     At September 30, 2004 and 2003, the Bank had commitments to sell loans of approximately $129.9 million and $91.4 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank's loans receivable held for sale would be exposed to
market fluctuations.   Management does not expect any other party to
default on its obligations and, therefore, does not expect to incur any costs due to such possible default. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank's lower of cost or market valuation on its loans receivable held for sale.

     At September 30, 2003, the Bank had outstanding commitments to purchase mortgage backed securities of $68.0 million with an average rate of 3.94%.


(20) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and fair values of the Company's financial instruments presented in accordance with SFAS No. 107. Dollar amounts are expressed in thousands.




                                           September 30, 2004           September 30, 2003
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Financial Assets:
  Cash and cash equivalents          $  18,263         18,263         24,321         24,321
  Securities available for sale            244            244          5,564          5,564
  Stock in Federal Home Loan Bank       17,808         17,808         15,006         15,606
  Mortgage-backed securities:
    Available for sale                 170,933        170,933          4,664          4,664
    Held to maturity                       614            645            932            987
  Loans receivable:
    Held for sale                      246,468        249,064        168,292        170,694
    Held for investment                868,101        898,835        853,414        895,526
  Mortgage servicing rights                839            839          1,191          1,191
  Lending commitments on mortgage loans
     held for sale - fixed rate             --             --          1,243          1,243
  Lending commitments on mortgage loan
     held for sale - floating rate         (16)           212             88             88
Financial Liabilities:
  Customer deposit accounts            653,700        637,041        654,688        644,812
  Brokered deposit accounts             30,040         30,013             --             --
  Advances from FHLB                   367,341        368,056        308,088        309,187
  Securities sold under agreements
     to repurchase                     159,100        158,689             --             --
  Commitments to sell loans                200            200          1,412          1,412




                                           September 30, 2004           September 30, 2003
                                      --------------------------    -------------------------
                                       Contract or    Estimated      Contract or    Estimated
                                        Notional      Unrealized      Notional      Unrealized
                                        Amount           Gain         Amount           Gain
                                      --------------------------    -------------------------
Unrecognized financial instruments:
  Lending commitments - fixed
    rate, net                        $  39,414             13         19,062             25
  Lending commitments - floating
    rate                                14,281            230         15,848            396
  Commitments to sell loans                 --             --             --             --





     The fair value estimates presented are based on pertinent information available to management as of September 30, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.


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

(22) PARENT COMPANY FINANCIAL INFORMATION

NASB Financial, Inc.
Balance Sheets






                                                                                 September 30,
                                                                           -----------------------
                                                                              2004        2003
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                  $    1,041       2,452
Loans receivable                                                                1,238          --
Accrued interest receivable                                                         4          --
Investment in subsidiary                                                      128,788     122,648
Investment in LLC                                                               7,982       2,271
Income taxes receivable                                                            --          26
Other assets                                                                       --          37
                                                                           -----------------------
                                                                            $ 139,053     127,434
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Escrows                                                                   $      51          --
  Income taxes payable                                                             11          --
                                                                           -----------------------
      Total liabilities                                                            62          --
                                                                           -----------------------

Stockholders' equity
  Common stock                                                                  1,479       1,476
  Additional paid-in capital                                                   16,256      16,116
  Retained earnings                                                           139,663     126,769
  Treasury stock                                                              (17,257)    (17,077)
  Accumulated other comprehensive loss                                         (1,150)        150
                                                                           -----------------------
      Total stockholders' equity                                              138,991     127,434
                                                                           -----------------------
                                                                            $ 139,053     127,434
                                                                           =======================



NASB Financial, Inc.
Statements of Income



                                                         Years Ended September 30,
                                                  ------------------------------------
                                                     2004         2003         2002
                                                  ------------------------------------
                                             (Dollars in thousands)
Income:
  Income from Subsidiary                         $  25,192       25,667       20,221
  Interest and dividend income                          38           --          275
                                                  ------------------------------------
     Total income                                   25,230       25,667       20,496
                                                  ------------------------------------
Expenses:
  Professional fees                                     29           78           81
  Provision for loss on real estate owned               --        1,984           --
  Real estate owned expense                             24          648          717
  Loss on sale of securities available for sale         --           13           --
  Other expense                                         42           38           35
                                                  ------------------------------------
    Total general expense                               95        2,761          833
                                                  ------------------------------------
  Income before income tax expense                  25,135       22,906       19,663
                                                  ------------------------------------
Income tax benefit                                     (21)      (1,063)        (215)
                                                  ------------------------------------
      Net income                                  $ 25,156       23,969       19,878
                                                  ====================================


NASB Financial, Inc.
Statements of Cash Flows



                                                              Years ended September 30,
                                                            -----------------------------
                                                               2004      2003      2002
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 25,156    23,969    19,878
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Amortization                                                  --        11        --
    Loss on sale of securities available for sale                 --        13        --
    Provision for loss on real estate owned                       --     1,984        --
    Equity in undistributed earnings of subsidiary           (25,192)  (25,667)  (20,221)
    Change in income taxes receivable                             38       229      (296)
    Other                                                         35      (101)      (51)
                                                             ----------------------------
    Net cash provided by (used in) operating activities           37       438      (690)

Cash flows from investing activities:
 Dividends received from subsidiary                           16,500    19,500     2,000
 Principal repayments of loans receivable                         10       196        --
 Proceeds from sale of securities available for sale              --     3,225        --
 Proceeds from sale of real estate owned                          --     1,585        --
 Real estate owned capital improvements                           --      (173)     (655)
 Investment in LLC                                            (5,710)   (2,072)     (200)
 Cash paid for acquisition, net                                   --   (14,992)       --
                                                             ----------------------------
    Net cash provided by investing activities                 10,800     7,269     1,145

Cash flows from financing activities:
  Cash dividends paid                                        (12,262)   (5,567)   (4,851)
  Stock options exercised                                        143       260       231
  Repurchase of common stock                                    (180)     (352)   (1,862)
  Change in escrows                                               51        --        --
                                                             -----------------------------
    Net cash used in financing activities                    (12,248)   (5,659)   (6,482)
                                                            -----------------------------
    Net increase (decrease) in cash and cash equivalents      (1,411)    2,048    (6,027)
    Cash and cash equivalents at beginning of period           2,452       404     6,431
                                                            -----------------------------

    Cash and cash equivalents at end of period              $  1,041     2,452       404
                                                            =============================



INDEPENDENT ACCOUNTANTS' REPORT
----------------------------------------------------------------------

The Board of Directors and Stockholders
NASB Financial, Inc., and Subsidiary

     We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. (the "Company") as of September 30, 2004 and 2003 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NASB Financial, Inc., and Subsidiary as of September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.


/s/ BKD LLP

November 19, 2004
Kansas City, Missouri

SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS
----------------------------------------------------------------------
     The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands except per share data.




                               First      Second      Third      Fourth
2004                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 17,494     18,221      18,404      19,009      73,128
Interest expense                4,612      4,817       5,107       5,548      20,084
                             --------------------------------------------------------
Net interest income            12,882     13,404      13,297      13,461      53,044
Provision for loan losses          --         --         265         200         465
                             --------------------------------------------------------
Net interest income after
  provision for loan losses    12,882     13,404      13,032      13,261      52,579
Other income                    3,569      6,502       6,104       5,638      21,813
General and administrative
  expenses                      7,224      8,733       9,674       8,971      34,602
                             --------------------------------------------------------
Income before income taxes      9,227     11,173       9,462       9,928      39,790
Income tax expense              3,483      4,078       3,450       3,623      14,634
                             --------------------------------------------------------
Net income                   $  5,744      7,095       6,012       6,305      25,156
                             ========================================================
Earnings per share           $   0.68       0.84        0.71        0.75        2.98
                             ========================================================
Average shares outstanding      8,452      8,455       8,458       8,457       8,456



                               First      Second      Third      Fourth
2003                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 18,116     18,190      18,257      18,061      72,624
Interest expense                6,365      6,372       5,828       5,055      23,620
                             --------------------------------------------------------
Net interest income            11,751     11,818      12,429      13,006      49,004
Provision for loan losses          18         42         206         272         538
                             --------------------------------------------------------
Net interest income after
  provision for loan losses    11,733     11,776      12,223      12,734      48,466
Other income                    2,325      4,092       5,074       4,744      16,235
General and administrative
  expenses                      5,842      6,309       6,255       7,327      25,733
                             --------------------------------------------------------
Income before income taxes      8,216      9,559      11,042      10,151      38,968
Income tax expense              3,161      3,680       4,251       3,907      14,999
                             --------------------------------------------------------
Net income                   $  5,055      5,879       6,791       6,244      23,969
                             ========================================================
Earnings per share           $   0.60       0.70        0.81        0.73        2.84
                             ========================================================
Average shares outstanding      8,425      8,439       8,436       8,433       8,434









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

BARRETT BRADY
Senior Vice President, Highwood Properties, Inc.
Kansas City, Missouri

A. RAY CECRLE
First Vice President, Stifel, Nicolaus & Company, Inc.
Overland Park, Kansas

LINDA S. HANCOCK
Linda Smith Hancock Interiors
Kansas City, Missouri

W. RUSSELL WELSH
President & CEO, Polsinelli Shalton Welte Suelthaus
Kansas City, Missouri

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

LISA LILLARD
Vice President, Loan Servicing

KATHY MCCAULLEY
Vice President, Residential Lending

JOE MORRIS
Vice President, Residential Lending

RON REAGAN
Vice President, Residential Lending

LISA M. REYNOLDS
Vice President, Construction Lending

RON STAFFORD
Vice President, Residential Lending

CHERYL THOMPSON
Vice President, Construction Lending

NEIL VOLKMANN
Vice President, Residential Lending

DONNA WILLIAMS
Vice President, Construction Lending


OTHER DISCLOSURES REGARDING DIRECTORS, OFFICERS, AND EMPLOYEES OF NASB
  FINANCIAL, INC.
----------------------------------------------------------------------
AUDIT COMMITTEE
     During fiscal year ended September 30, 2004, Directors Brady, Arbanas, and Cecrle served on the Company's audit committee. Director Brady serves as the audit committee chairman and financial expert. Director Brady meets the audit committee independence requirements as prescribed by provisions of the Sarbanes-Oxley Act.


CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS
     All Senior Financial Officers are required to abide by a Code of Ethics, which meets the requirements of Section 406 of the Sarbanes-Oxley Act. A copy of the Company's Code of Ethics for Senior Financial Officers will be provided upon written request to: Keith B. Cox, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030.

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

5177 Utica Ridge Road
Davenport, Iowa

INTERNET LENDING
11225 College Boulevard, Suite 400
Overland Park, Kansas

CONSTRUCTION LENDING
12125-D Blue Ridge Ext.
Grandview, Missouri

LOAN ADMINISTRATION
12125-D Blue Ridge Ext.
Grandview, Missouri


INVESTOR INFORMATION
-------------------------------------------------------------------
ANNUAL MEETING OF STOCKHOLDERS:
     The Annual Meeting of Stockholders will be held on Friday, January 21, 2005, at 8:30 a.m. in the lobby of North American Savings Bank, 12498 South 71 Highway, Grandview, Missouri.

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

COMMON STOCK PRICES AND DIVIDENDS
-------------------------------------------------------------------
     At September 30, 2004, stockholders held 8,455,442 outstanding shares of NASB Financial, Inc. common stock. The Company paid cash dividends of $0.15 per share in February, May, August, and November of 2002. Cash dividends of $0.17 per share were paid in February, May, and August of 2003. The Company paid a cash dividend of $0.85 in November 2003. Cash dividends of $0.20 per share were paid in February, May, and August 2004.

     The table below reflects the Bank's high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                      Fiscal 2004            Fiscal 2003
                   ----------------       ----------------
Quarter ended        High      Low          High      Low
-----------------------------------------------------------
December 31       $ 42.20    34.80         25.81    20.78
March 31            43.50    37.60         24.61    22.03
June 30             41.93    35.00         29.00    22.62
September 30        41.80    34.95         37.06    26.79