Form 10-K, Exhibit 13
period 2006-09-30
NASB FINANCIAL INC
filed 2006-12-14
CIK 1059131

NASB FINANCIAL, INC.
2006 ANNUAL REPORT
-------------------------------------------------------------------

CONTENTS

2     Letter to Shareholders
3     Selected Consolidated Financial and Other Data
4-12  Management's Discussion and Analysis of Financial Condition and
          Results of Operations
13-42 Consolidated Financial Statements
43    Report of Independent Registered Public Accounting Firm
44    Summary of Unaudited Quarterly Operating Results and Listing
          of Directors
45    Listing of Officers and Other Disclosures
46    Listing of Branch Offices, Investor Information, and
          Common Stock Prices and Dividends



FINANCIAL HIGHLIGHTS





                                             2006       2005       2004       2003      2000     1990
                                         ---------------------------------------------------------------
For the year ended September 30:
  Net interest income                    $    46,611     51,299     53,044    49,004   35,838    7,983
  Net interest spread                           2.87%      3.47%      4.14%     4.44%    3.71%    1.99%
  Other income                           $    24,524     28,512     21,813    16,235    9,409    2,774
  General and administrative expenses         37,248     38,851     34,602    25,733   20,120    8,169
  Net income (loss)                           20,768     25,826     25,156    23,969   14,721     (369)
  Basic earnings per share                      2.47       3.06       2.98      2.84     1.66    (0.18)
  Cash dividends paid                          9,468     14,158     12,262     5,567    3,370       --
  Dividend payout ratio                        45.59%     54.82%     48.74%    23.23%   22.89%      --

At year end:
  Assets                                 $ 1,524,796  1,556,344  1,361,888 1,107,359  984,525  388,477
  Loans                                    1,338,171  1,320,644  1,114,569 1,021,706  914,012  180,348
  Investment securities                       97,634    129,970    171,791    11,160   20,451  179,599
  Customer and brokered deposit accounts     851,042    802,694    683,740   654,688  621,665  333,634
  Stockholder's equity                       156,572    148,887    138,991   127,434   83,661   16,772
  Book value per share                         18.82      17.65      16.44     15.09     9.84     1.83
  Basic shares outstanding (in thousands)      8,319      8,437      8,455     8,443    8,500    9,148

Other financial data:
  Return on average assets                      1.35%      1.77%      2.04%     2.30%    1.63%   (0.20)%
  Return on average equity                     13.60%     17.94%     18.88%    20.24%   18.12%   (2.50)%
  Stockholder's equity to assets               10.27%      9.57%     10.21%    11.51%    8.50%    4.30%
  Average shares outstanding (in thousands)    8,397      8,451      8,456     8,434    8,863    8,116


Selected year end information:
  Stock price per share: Bid             $     39.79      39.57      38.16     33.30    14.50    1.03
                         Ask                   39.90      40.00      39.02     33.40    15.50    1.13







Per share amounts have been adjusted to give retroactive effect to the four-for-one stock split, which occurred during the fiscal year ended September 30, 1999.

(LOGO)

                                                  December 1, 2006



Dear Shareholder:


    I know it is customary to present a Chairman's letter that brags about the previous year's results, placing all of our accomplishments in a most favorable light. That is a pretty difficult task for NASB this year.

     Our results in 2006, compared to previous years, are:

                                                  Previous Four Years'
                                                  --------------------
                                     Fiscal 2006         Average
                                     -----------         -------
     Net income (in thousands)        $  20,768        $  23,707
     Net interest income (in thousands)  46,611           48,252
     Return on average equity            13.60%           18.07%
     Return on average assets             1.35%            1.90%

     As we have previously described ourselves, North American Savings Bank is almost exclusively a real estate lender. While we don't compete with the long-term fixed rate lenders, such as insurance companies and various types of conduits, we have consistently conceded that it is impossible to match the funding of loans on both residential and commercial properties. This "gap" that is inherent in our portfolio works to our advantage when rates increase as maturities extend. This has not been the interest rate structure in which we have operated in the past year, and our results have been accordingly adversely impacted. While we enjoy a stable and successful company, it has been difficult to achieve the results of previous years in the present environment.

     We do have a list of accomplishment in the past year:

      - Our asset quality remains sound. We have resisted the urge to maintain our spreads by accepting lesser credits. This is evidenced by the fact that our historical loss experience continues to be lower than our peers.

      - We contained our expenses. Despite the new, and very expensive, auditing requirements, and our growth in several areas, general and administrative expenses increased by less than 3%.

      - We have almost completed the construction of our new office in Platte City, MO, and intend to open there in early '07.

      - Also in Platte County, most of the initial infrastructure of our 50% owned residential development is complete. Seven
        Bridges has over seventy houses in various stages of construction.

      - We have made substantial improvements in both systems and personnel in our residential lending business. Although many competitors have exited this area, we have invested considerable effort and money to enhance our position. This product is our primary link to many customers that have multiple relationships with NASB.

     Both interest rates and the relationship between maturities change. Loans mature and/or have interest rate adjustments. We are a company with many valued deposit relationships, strong asset quality, and other strengths that we feel will enable us to return to the superior returns that we have previously enjoyed - just not this year, in this environment.



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




SUMMARY STATEMENT OF OPERATIONS             2006      2005     2004     2003     2002
-----------------------------------------------------------------------------------------
  Interest income                     $    99,132    83,773   73,128   72,624   72,667
  Interest expense                         52,521    32,474   20,084   23,620   33,006
                                         ------------------------------------------------
    Net interest income                    46,611    51,299   53,044   49,004   39,661
  Provision for loan losses                   745       522      465      538      557
                                         ------------------------------------------------
    Net interest income after provision
      for loan losses                      45,866    50,777   52,579   48,466   39,104
  Other income                             24,524    28,512   21,813   16,235   11,962
  General and administrative expenses      37,248    38,851   34,602   25,733   21,615
                                         ------------------------------------------------
    Income before income tax expense       33,142    40,438   39,790   38,968   29,451
   Income tax expense                      12,374    14,612   14,634   14,999    9,573
                                         ------------------------------------------------
      Net income                       $   20,768    25,826   25,156   23,969   19,878
                                         ================================================

Earnings per share:
  Basic                                $     2.47      3.06     2.98     2.84     2.36
  Diluted                                    2.46      3.05     2.97     2.84     2.35

Average shares outstanding (in thousands)   8,397     8,451    8,456    8,434    8,440




SUMMARY BALANCE SHEET                        2006     2005      2004      2003     2002
-----------------------------------------------------------------------------------------
Assets:
  Bank deposits                        $    6,511    27,523    10,081    20,640       --
  Stock in Federal Home Loan Bank          24,043    22,390    17,808    15,606   15,173
  Securities available for sale            97,259   129,539   171,177    10,228   17,319
  Loans receivable held for sale           50,462    94,130   246,468   168,292   73,591
  Mortgage-backed securities                  325       431       614       932    1,483
  Loans receivable held for investment  1,287,709 1,226,514   868,101   853,414  839,284
  Non-interest earning assets              58,487    55,817    47,639    38,247   31,372
                                         ------------------------------------------------
    Total assets                       $1,524,796 1,556,344 1,361,888 1,107,359  978,222
                                         ================================================

Liabilities:
  Checks outstanding in excess of
     bank balances                     $       --        --        --        --    7,764
  Customer & brokered deposit accounts    851,042   802,694   683,740   654,688  549,437
  Advances from Federal Home Loan Bank 	  499,357   465,907   367,341   308,088  295,192
  Securities sold under agreements to
     repurchase and other borrowings           --   122,000   159,100        --       --
  Non-interest costing liabilities         17,825    16,856    12,716    17,149   16,383
                                         ------------------------------------------------
    Total liabilities                   1,368,224 1,407,457 1,222,897   979,925  868,776
  Stockholders' equity                    156,572   148,887   138,991   127,434  109,446
                                         ------------------------------------------------
    Total liabilities and
      stockholders' equity             $1,524,796 1,556,344 1,361,888 1,107,359  978,222
                                         ================================================
  Book value per share                 $    18.82    17.65      16.44     15.09    13.00
                                         ================================================


 OTHER DATA                                  2006     2005      2004     2003     2002
                                         ------------------------------------------------
  Loans serviced for others              $ 101,076  107,131   118,663   178,197  371,596
  Number of full service branches                8        8         8         8        8
  Number of employees                          362      441       429       378      314
  Shares outstanding (in thousands)          8,319    8,437     8,455     8,443    8,420


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

     The Bank operates eight deposit branch locations, three residential loan origination branch offices, one residential internet loan origination office, and one residential construction loan origination office, primarily in the greater Kansas City area. The Bank also operates one commercial real estate loan origination office at it's headquarters in Grandview, Missouri. Consumer loans are also offered through the Bank's branch network. Customer deposit accounts are insured up to allowable limits by the Deposit Insurance Fund ("DIF"), a division of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of Thrift Supervision ("OTS") and the FDIC.

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

FINANCIAL CONDITION
     Total assets as of September 30, 2006, were $1,524.8 million, an increase of $31.5 million from the prior year-end. Average interest-earning assets increased $77.8 million from the prior year to $1,480.1 million.

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2006, the Bank originated $951.3 million in mortgage loans held for sale, $516.1 million in mortgage loans held for investment, and $5.0 million in other loans. This total of $1,472.4 million in loan originations was a decrease of $415.3 million over the prior fiscal year.

     Included in the $50.5 million in loans held for sale as of September 30, 2006, are $50.4 million in residential mortgage loans held for sale with servicing released. All loans held for sale are carried at the lower of cost or fair value.

     The balance of total loans held for investment at September 30, 2006, was $1,295.7 million, an increase of $61.6 million from September 30, 2005. During fiscal 2006, total originations and purchases of mortgage loans and other loans held for investment were $521.1 million. The gross balance of loans on business properties was $482.0 million at September 30, 2005, compared to $428.6 million as of the previous year-end. The gross balance of construction and development loans was $506.0 million at September 30, 2006, an increase of $5.0 million.

     The balance of mortgage servicing rights at September 30, 2006, was $1.1 million, an increase of $178,000 from September 30, 2005. Originated mortgage servicing rights of $174,000 were capitalized during the year ended September 30, 2006. The total outstanding balance of mortgage loans serviced for others was $101.1 million, a decrease of $6.0 million from the prior fiscal year-end.

     Total liabilities were $1,368.2 million at September 30, 2006, a decrease of $39.2 million from the previous year. Average interest-costing liabilities during fiscal year 2006 were $1,373.0 million, an increase of $73.2 million from fiscal 2005.

     Total customer deposit accounts at September 30, 2006, were $722.8 million, an increase of $14.9 million from the prior year-end. The total change in customer deposits was comprised of an increase of $31.5 million in certificates of deposit and an increase of $3.9 million in demand deposit accounts. These increases were offset by decreases of $20.0 million in savings accounts and $554,000 in money market demand accounts. Additionally, the Company held a total of $128.2 million in brokered deposits at September 30, 2006, an increase of $33.4 million from September 30, 2005. The average interest rate on customer and brokered deposits at September 30, 2006, was 3.98%, an increase of 102 basis points from the prior year-end. The average balance of customer and brokered deposits during fiscal 2006 was $867.3 million, an increase of $133.7 million from fiscal 2005.

     Advances from the FHLB were $499.4 million at September 30, 2006, an increase of $33.5 million from the prior fiscal year-end. During fiscal year 2006, the Bank borrowed $371.0 million of new advances and made $337.3 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

     During the year ended September 30, 2006, the Company repurchased a total of 118,800 shares of its common stock at a cost of $4.1 million. Also during fiscal 2006, the Company paid a total of $9.5 million in cash dividends to its stockholders.

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

     During fiscal year 2006, average interest-earning assets exceeded average interest-costing liabilities by $107.1 million, which was 7.0% of average total assets. In fiscal year 2005, average interest-earning assets exceeded average interest-costing liabilities by $102.5 million, which was 7.1% of average total assets.

     The net interest spread (earning yield less costing rate) for the fiscal year ended September 30, 2006, was 2.87%, a decrease of 60 basis points from the prior year. The net interest spread for the fiscal year ended September 30, 2005, was 3.47%, a decrease of 67 basis points from the prior year. The downward trend in net interest margin is a result of various factors, including, but not limited to, rising interest rates and a flattening treasury yield curve. Management believes that the effect of these economic factors could cause this trend to continue, but is partially mitigated by the large percentage of assets held in adjustable rate instruments.

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



                                                            As of
                                     Fiscal 2006           9/30/06
                              ---------------------------
                              Average              Yield/     Yield/
                              Balance   Interest    Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable        $  1,336,590   93,830    7.02%      7.16%
  Mortgage-backed securities   112,201    4,163    3.71%      4.26%
  Investments                   23,417      900    3.84%      4.26%
  Bank deposits                  7,929      239    3.01%      4.81%
                              --------------------------------------
    Total earning assets     1,480,137   99,132    6.70%      6.91%
                                       -----------------------------
Non-earning assets              57,259
                              --------
      Total               $  1,537,396
                              ========

Interest-costing liabilities:
  Customer checking and savings
    deposit accounts      $    184,180    1,968    1.07%      1.05%
  Customer and brokered
    certificates of deposit    683,167   27,978    4.10%      4.74%
  FHLB advances                481,422   21,791    4.53%      5.21%
  Other borrowings              24,231      784    3.24%        --%
                              --------------------------------------
Total costing liabilities    1,373,000   52,521    3.83%      4.43%
                                       -----------------------------
Non-costing liabilities         12,468
Stockholders' equity           151,928
                              --------
    Total                 $  1,537,396
                              ========
Net earning balance       $    107,137
                              ========
Earning yield less costing rate                    2.87%      2.48%
                                                 ===================
Average interest-earning
    assets                $  1,480,137
                               ========
Net interest                             46,611
                                        ========
Net yield spread on avg.
  Interest-earning assets                          3.15%
                                                 ========



                                                            As of
                                     Fiscal 2005           9/30/05
                              ---------------------------
                              Average              Yield/     Yield/
                              Balance   Interest    Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable        $  1,218,854   77,267    6.34%      6.50%
  Mortgage-backed securities   151,686    5,653    3.73%      4.26%
  Investments                   21,406      562    2.63%      1.40%
  Bank deposits                 10,357      291    2.81%      3.10%
                              --------------------------------------
    Total earning assets     1,402,303   83,773    5.97%      6.17%
                                       -----------------------------
Non-earning assets              50,065
                              --------
      Total               $  1,452,368
                              ========

Interest-costing liabilities:
  Customer checking and savings
    deposit accounts      $    199,411    1,557    0.78%      0.99%
  Customer and brokered
    certificates of deposit    534,218   15,525    2.91%      3.58%
  FHLB advances                430,581   11,735    2.73%      3.81%
  Other borrowings             135,569    3,657    2.70%      3.14%
                              --------------------------------------
Total costing liabilities    1,299,779   32,474    2.50%      3.26%
                                       -----------------------------
Non-costing liabilities         10,426
Stockholders' equity           142,163
                              --------
    Total                 $  1,452,368
                              ========
Net earning balance       $    102,524
                              ========
Earning yield less costing rate                    3.47%      2.91%
                                                 ===================
Average interest-earning
    assets                $  1,402,303
                               ========
Net interest                             51,299
                                        ========
Net yield spread on avg.
  Interest-earning assets                          3.66%
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


                                   Year ended September 30, 2006
                                            compared to
                                   year ended September 30, 2005
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $  8,288    7,464       811     16,563
  Mortgage-backed securities     (30)  (1,473)       13     (1,490)
  Investments                    259       53        26        338
  Bank deposits                   21      (68)       (5)       (52)
                            ----------------------------------------
Net change in interest income  8,538    5,976       845     15,359
                            ----------------------------------------
Components of interest expense:
  Customer and brokered
     deposit accounts          8,217    3,115     1,532     12,864
  FHLB advances                7,750    1,389       917     10,056
  Other borrowings               732   (3,006)     (599)    (2,873)
                            ----------------------------------------
Net change in
   interest expense           16,699    1,498     1,850     20,047
                            ----------------------------------------
Increase in net interest
   income                   $ (8,161)   4,478    (1,005)    (4,688)
                            ========================================

                                   Year ended September 30, 2005
                                            compared to
                                   year ended September 30, 2004
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $    424   10,076        42     10,542
  Mortgage-backed securities    (254)      97       (15)      (172)
  Investments                     44       53         3        100
  Bank deposits                  342      (42)     (125)       175
                            ----------------------------------------
Net change in interest income    556   10,184       (95)    10,645
                            ----------------------------------------
Components of interest expense:
  Customer and brokered
     deposit accounts          2,894    1,150       241      4,285
  FHLB advances                3,905    1,360       942      6,207
  Other borrowings             1.862       21        15      1,898
                            ----------------------------------------
Net change in
   interest expense            8,661    2,531     1,198     12,390
                            ----------------------------------------
Increase in net interest
   income                   $ (8,105)   7,653    (1,293)    (1,745)
                            ========================================


COMPARISON OF YEARS ENDED SEPTEMBER 30, 2006 AND 2005
     For the fiscal year ended September 30, 2006, the Company had net income of $20.8 million, or $2.47 per share, compared to net income $25.8 million, or $3.06 per share in the prior year.

     Total interest income for the year ended September 30, 2006, was $99.1 million, an increase of $15.4 million from fiscal year 2005. The average yield on interest-earning assets increased during fiscal 2006 to 6.70% from 5.97% during fiscal 2005, which resulted in an increase in interest income of $8.5 million. The average balance interest-earning assets increased from $1,402.3 million during fiscal 2005 to $1,480.1 million during fiscal 2006, resulting in an additional increase in interest income of $6.0 million.

     Interest income on loans increased $16.5 million to $93.8 million in fiscal 2006, compared to $77.3 million during fiscal 2005. An increase of approximately $7.5 million resulted from a $117.7 million increase in the average balance of loans outstanding over the prior year. Additionally, an increase of $8.3 million resulted from a 68 basis point increase in the average yield on loans outstanding during the fiscal year. The weighted average rate on loans receivable at the year ended September 30, 2006, was 7.16%, a 66 basis point increase from September 30, 2005. Interest income on mortgage-backed securities decreased $1.5 million to $4.2 million in fiscal 2006, compared to $5.7 during fiscal 2005. This decrease was primarily the result of a $39.5 million decrease in the average balance of mortgage-backed securities from the prior year.

     Total interest expense during the year ended September 30, 2006, increased $20.0 million (62%) from the prior year. Specifically, interest on customer and brokered deposit accounts increased $8.2 million due to a 112 basis point increase in the average rate paid on such interest-costing liabilities. An additional increase of approximately $3.1 million resulted from an increase in the average balance of customer and brokered deposit accounts of $133.7 million over the prior period. The average rate paid on FHLB advances increased 180 basis points, which resulted in an increase in interest on FHLB advances of approximately $7.8 million from fiscal year 2005. An additional increase of approximately $1.4 million resulted from a $50.8 million increase in the average balance of FHLB advances over the prior period. Management continues to use FHLB advances as a primary
source of short-term financing.   Interest expense on securities sold
under agreements to repurchase decreased $2.9 million due primarily to a $111.3 million decrease in the average balance of such interest-costing liabilities from the prior year.

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

     The provision for losses on loans was $745,000 during the year ended September 30, 2006, compared to $522,000 during fiscal 2005. The allowance for loan losses was $8.0 million or 0.59% of the total loan portfolio and approximately 125% of total nonaccrual loans as of September 30, 2006. This compares with an allowance for loan losses of $7.5 million or 0.57% of the total loan portfolio and approximately 134% of the total nonaccrual loans as of September 30, 2005. The increase in the allowance for loan loss of $455,000 resulted from the aforementioned provision for loan loss, which was partially offset by net loan charge-offs for the year of $290,000. The provision for loss on loans related primarily to increases in the balance of loans outstanding, which were secured by business properties, residential construction, and land development. With regard to loan portfolio concentrations at September 30, 2006, loans secured by business properties made up thirty-two percent of the Bank's total loans receivable, and fifty-seven percent of the allowance for loan losses was allocated to such loans. This compares to twenty-eight percent of total loans receivable and fifty-eight percent of the allowance at September 30, 2005. At September 30, 2006, loans secured by residential properties made up twenty-nine percent of the Bank's total loans receivable, and ten percent of the allowance for loan losses was allocated to such loans. This compares to thirty-five percent of total loans receivable and ten percent of the allowance at September 30, 2005. At September 30, 2006, construction and development loans made up thirty-four percent of the Bank's total loans receivable, and twenty-two percent of the allowance for loan losses was allocated to such loans. This compares to thirty-two percent of total loans receivable and nineteen percent of the allowance at September 30, 2005. Management believes that the quality of collateral, as well as general loan terms, of the Bank's loan portfolios have remained essentially unchanged from the prior year. Management also believes that the provision for loan losses is sufficient to provide for a level of loan loss allowance at year end that would adequately absorb all estimated credit losses on outstanding balances over the subsequent twelve-month period.

     Total other income for fiscal year 2006 was $24.5 million, a decrease of $4.0 million from the amount earned in fiscal year 2005. Specifically, gain on sale of loans held for sale decreased $3.5 million due to a decrease in mortgage banking volume. Customer service fees and charges decreased $1.0 million due to a decrease in mortgage banking volume and a $100,000 decrease in overdraft fees and return item charges. These decreases were offset by a $258,000 gain realized on the sale of securities available for sale. Additionally, loan service fees increased $252,000 due primarily to a decrease in amortization of capitalized servicing, and, recoveries on real estate owned increased $127,000 due recoveries realized on the sale of foreclosed assets held for sale in the current year.

     Total general and administrative expenses for fiscal 2006 were $37.2 million, a decrease of $1.6 million from the prior year. Specifically, compensation, fringe benefits, and commission-based mortgage banking compensation decreased $1.8 million due primarily to a decrease in mortgage banking volume. Advertising and business promotion decreased $347,000 due primarily to decreased volume in the national mortgage banking operation. These decreases were offset by a $362,000 increase in premises and equipment expense, which related primarily to the Company's new loan administration ad construction lending facility that was completed in March 2005. Additionally, other expense increased $177,000 due to an increase in audit fees related to the implementation of Section 404 of the Sarbanes-Oxley Act of 2002.


COMPARISON OF YEARS ENDED SEPTEMBER 30, 2005 AND 2004
     For the fiscal year ended September 30, 2005, the Company had net income of $25.8 million, or $3.06 per share, compared to net income $25.2 million, or $2.98 per share in the prior year.

     Total interest income for the year ended September 30, 2005, was $83.8 million, an increase of $10.6 million from fiscal year 2004. Average interest-earning assets increased from $1,243.6 million during fiscal 2004 to $1,402.3 million during fiscal 2005, resulting in an increase in interest income of $10.2 million. The average yield on assets increased during fiscal 2005 to 5.97% from 5.88% during fiscal 2004, which resulted in an additional increase in interest income of $556,000.

     Interest income on loans increased $10.5 million to $77.3 million in fiscal 2005, compared to $66.7 million during fiscal 2004. An increase of approximately $10.1 million resulted from a $159.9 million increase in the average balance of loans outstanding over the prior year. An additional increase of $424,000 resulted from a four basis point increase in the average yield on loans outstanding during the fiscal year. The weighted average rate on loans receivable at the year ended September 30, 2005, was 6.50%, a 61 basis point increase from September 30, 2004.

     Total interest expense during the year ended September 30, 2005, increased $12.4 million (62%) from the prior year. Specifically, interest on customer and brokered deposit accounts increased $2.9 million due to a 43 basis point increase in the average rate paid on such interest-costing liabilities. An additional increase of approximately $1.2 million resulted from an increase in the average balance of customer and brokered deposit accounts of $60.5 million over the prior period. The average rate paid on FHLB advances increased 113 basis points, which resulted in an increase in interest on FHLB advances of approximately $3.9 million from fiscal year 2004. An additional increase of approximately $1.4 million resulted from a $85.0 million increase in the average balance of FHLB advances over the prior period. Management continues to use FHLB advances as a primary source
of short-term financing.   Interest expense on securities sold under
agreements to repurchase increased $1.9 million due to a 139 basis point increase in the average rate paid on such borrowings.

     The provision for losses on loans was $522,000 during the year ended September 30, 2005, compared to $465,000 during fiscal 2004. The allowance for loan losses was $7.5 million or 0.57% of the total loan portfolio and approximately 134% of total nonaccrual loans as of September 30, 2005. This compares with an allowance for loan losses of $8.2 million or 0.73% of the total loan portfolio and approximately 52% of the total nonaccrual loans as of September 30, 2004. The decrease in the allowance for loan loss of $685,000 resulted from net loan charge-offs for the year of $1.2 million, which was partially offset by
the aforementioned provision for loan losses.   The provision for loss
on loans related primarily to loans secured by business properties classified as "substandard." With regard to loan portfolio concentrations at September 30, 2005, loans secured by business properties made up twenty-eight percent of the Bank's total loans receivable, and fifty-eight percent of the allowance for loan losses was allocated to such loans. This compares to thirty-two percent of total loans receivable and sixty-four percent of the allowance at September 30, 2004. At September 30, 2005, loans secured by residential properties made up thirty-five percent of the Bank's total loans receivable, and ten percent of the allowance for loan losses was allocated to such loans. This compares to thirty-four percent of total loans receivable and eleven percent of the allowance at September 30, 2004. At September 30, 2005, construction and development loans made up thirty-two percent of the Bank's total loans receivable, and nineteen percent of the allowance for loan losses was allocated to such loans. This compares to twenty-nine percent of total loans receivable and sixteen percent of the allowance at September 30, 2004. Management believes that the quality of collateral, as well as general loan terms, of the Bank's loan portfolios have remained essentially unchanged from the prior year. Management also believes that the provision for loan losses is sufficient to provide for a level of loan loss allowance at year end that would adequately absorb all estimated credit losses on outstanding balances over the subsequent twelve-month period.

     Total other income for fiscal year 2005 was $28.5 million, an increase of $6.7 million from the amount earned in fiscal year 2004. Specifically, gain on sale of loans held for sale increased $6.0 million due to an increase in mortgage banking volume. Recoveries on real estate owned increased $662,000 due to gains realized on the sale of foreclosed assets held for sale. Customer service fees and charges increased $587,000 due primarily to fee income earned by the Company's national mortgage banking operation. These increases were offset by $725,000 decrease in gain on sale of securities available for sale due to the sale of corporate debt and asset-backed securities in fiscal year 2004. Other income increased $406,000 due primarily to a $680,000 gain recognized on the sale of a nursing home in Eau Claire, Wisconsin, which the bank foreclosed on in fiscal 2005. Additionally, income received on foreclosed assets held for sale increased $296,000, and an increase of $406,000 was due to the effect of recording the net fair value of certain loan-related commitments in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging
Activities."   These increases in other income were offset by an
$802,000 decrease in loan prepayment penalties

     Total general and administrative expenses for fiscal 2005 were $38.9 million, an increase of $4.2 million from the prior year. Specifically, compensation, fringe benefits, and commission-based mortgage banking compensation increased $3.0 million due primarily to increased mortgage banking volume, and the continued growth of the national mortgage banking operation. Additionally, advertising increased $1.2 million due to the growth of the national mortgage banking operation.


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

     The following table is an interest rate sensitivity analysis, which summarizes information provided by the OTS that estimates the changes in NPV of the Bank's portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank's current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OTS compiled this information using data from the Bank's Thrift Financial Report as of September 30, 2006. The model output data associated with the -300 basis point scenario was suppressed because of the relatively low current interest rate environment. Dollar amounts are expressed in thousands.






Changes in            Net Portfolio Value              NPV as % of PV of Assets
  Market        ------------------------------------             Board approved
Interest rates    $ Amount    $ Change   % Change       Actual      minimum
----------------------------------------------------  ------------------------
    + 3%           103,084     (44,874)     -30%         7.2%         6%
    + 2%           118,505     (29,452)     -20%         8.1%         6%
    + 1%           133,005     (14,953)      10%         8.9%         7%
  no change        147,958          --       --          9.8%         8%
    - 1%           161,441      13,483       +9%        10.5%         8%
    - 2%           174,906      26,949      +18%        11.2%         8%
    - 3%                --          --       --           --          8%





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

LIQUIDITY AND CAPITAL RESOURCES
     Effective July 18, 2001, the OTS adopted a rule that removed the regulation to maintain a specific average daily balance of liquid assets, but retained a provision that requires institutions to maintain sufficient liquidity to ensure their safe and sound operation. North American maintains a level of liquid assets adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The Bank's primary sources of liquidity are the sale and repayment of loans, retention of existing or newly acquired retail deposits, and FHLB advances. Management continues to use FHLB advances as a primary source of short-term funding. FHLB advances are secured by a blanket pledge agreement of the loan and securities portfolio, as collateral, supported by quarterly reporting of eligible collateral to FHLB. Available FHLB borrowings are limited based upon a percentage of the Bank's assets and eligible collateral, as adjusted by appropriate eligibility and maintenance levels. Management continually monitors the balance of eligible collateral relative to the amount of advances outstanding.
At September 30, 2006, the Bank had available advances at FHLB of $613.1 million, and outstanding advances of $499.4 million. The Bank has established relationships with various brokers, and, as a secondary source of liquidity, the Bank may purchase brokered deposit accounts. At September 30, 2006, the Bank has $128.2 million in brokered deposits, and it could purchase up to an additional$145.2 million in brokered deposits and remain "well capitalized" as defined by the OTS.

     Fluctuations in the level of interest rates typically impact prepayments on mortgage loans and mortgage related securities. During periods of falling rates, these prepayments increase and a greater demand exists for new loans. The Bank's ability to attract and retain customer deposits is partially impacted by area competition and by other alternative investment sources that may be available to the Bank's customers in various interest rate environments. Management is not currently aware of any other trends, market conditions, or other economic factors that could materially impact the Bank's primary sources of funding or affect its future ability to meet obligations as they come due. Although future changes to the level of market interest rates is uncertain, management believes its sources of funding will continue to remain stable during upward and downward interest rate environments. In the unlikely event of a significant change in the availability of the Bank's funding sources, the Bank could obtain funding through the various capital market alternatives available such as an issuance of corporate debt, commercial paper or fed funds.

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September 30, 2006, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirements, is provided in the notes to the consolidated financial statements.

     Under OTS regulations, there is no limit to the amount of capital that the Bank may distribute to the Company in the form of dividends. However, each dividend distribution is subject to a thirty-day review by the OTS, who can take exception to any proposed dividend. Declared dividends remain unpaid until management receives written notification of "no exception" from the OTS.


OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
     Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments and standby letters of credit. The bank had outstanding commitments to originate mortgage loans for it's portfolio and standby letters of credit totaling $27.4 million and $12.2 million, respectively, at September 30, 2006. In addition, the Bank had outstanding commitments to originate mortgage loans totaling $84.7 million at September 30, 2006, which it had committed to sell to outside investors. Since commitments may expire unused or be only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes that there are no material commitments to extend credit that represent risk of an unusual nature.

     Management anticipates that the Company will continue to have sufficient funds through repayments and maturities of loans and securities, deposits and borrowings, to meet its commitments.

     The following table discloses payments due on the Company's contractual obligations at September 30, 2006:






                                            Due in     Due from     Due from     Due in
                                 Total     < 1 year    1-3 years    3-5 years    > 5 years
                                ----------------------------------------------------------
Advances from FHLB            $  499,357    358,567      34,021      105,819       950
Operating Leases                   1,672        795         794           83        --
                                ----------------------------------------------------------
Total contractual obligations $  501,029    359,362      34,815      105,902       950
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

     When considering the adequacy of ALLL, management's evaluation of the asset portfolio has two primary components: foreclosure probability and loss severity. Foreclosure probability is the likelihood of loans not repaying in accordance with their original terms, which would result in the foreclosure and subsequent liquidation of the property. Loss severity is any potential loss resulting from the loan's foreclosure and subsequent liquidation. Management calculates estimated foreclosure frequency and loss severity ratios for each homogenous loan pool based upon objective factors such as historical data and loan characteristics, plus an estimate of certain subjective factors including future market trends and economic conditions. These ratios are applied to the balances of the homogeneous loan pools to determine the adequacy of the ALLL each month.

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

NASB Financial, Inc. and Subsidiary
Consolidated Balance Sheets




                                                                                 September 30,
                                                                           -----------------------
                                                                                2006        2005
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                $     11,442      35,334
Securities available for sale, at fair value                                       50         237
Stock in Federal Home Loan Bank, at cost                                       24,043      22,390
Mortgage-backed securities:
  Available for sale, at fair value                                            97,259     129,302
  Held to maturity, at cost                                                       325         431
Loans receivable:
  Held for sale, at lower of amortized cost or market value, net               50,462      94,130
  Held for investment, net                                                  1,295,700   1,234,050
Allowance for loan losses                                                      (7,991)     (7,536)
Accrued interest receivable                                                     8,205       6,997
Foreclosed assets held for sale, net                                            5,231       7,760
Premises and equipment, net                                                    12,994      10,558
Investment in LLC's                                                            16,737      12,206
Mortgage servicing rights, net                                                  1,089         911
Deferred income tax asset, net                                                  2,856       2,671
Other assets                                                                    6,394       6,903
                                                                           -----------------------
                                                                         $  1,524,796   1,556,344
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Customer deposit accounts                                              $    722,799     707,892
  Brokered deposit accounts                                                   128,243      94,802
  Advances from Federal Home Loan Bank                                        499,357     465,907
  Securities sold under agreements to repurchase                                   --     122,000
  Escrows                                                                       8,910       9,423
  Income taxes payable                                                          2,602         796
  Accrued expenses and other liabilities                                        6,313       6,637
                                                                           -----------------------
    Total liabilities                                                       1,368,224   1,407,457
                                                                           -----------------------

Stockholders' equity:
  Common stock of $0.15 par value: 20,000,000 authorized; 9,857,112
    Shares issued at September 30, 2006 and 2005, respectively                  1,479       1,479
  Serial preferred stock of $1.00 par value: 7,500,000 shares
    authorized; none outstanding                                                   --          --
  Additional paid-in capital                                                   16,311      16,256
  Retained earnings                                                           162,631     151,331
  Treasury stock, at cost; 1,538,470 shares and 1,419,670 shares at
    September 30, 2006 and 2005, respectively                                 (22,061)    (17,952)
  Accumulated other comprehensive loss                                         (1,788)     (2,227)
                                                                           -----------------------
      Total stockholders' equity                                              156,572     148,887
                                                                           -----------------------
                                                                         $  1,524,796   1,556,344
                                                                           =======================




See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Income



                                                         Years Ended September 30,
                                                  ------------------------------------
                                                      2006         2005         2004
                                                  ------------------------------------
                                             (Dollars in thousands, except per share data)
Interest on loans receivable                      $  93,830       77,267       66,725
Interest on mortgage-backed securities                4,163        5,653        5,825
Interest and dividends on securities                    900          562          462
Other interest income                                   239          291          116
                                                  ------------------------------------
     Total interest income                           99,132       83,773       73,128
                                                  ------------------------------------
Interest on customer deposit accounts                29,946       17,082       12,797
Interest on advances from Federal Home Loan Bank     21,791       11,735        5,528
Interest on securities sold under agreements
   to repurchase                                        784        3,657        1,759
                                                  ------------------------------------
    Total interest expense                           52,521       32,474       20,084
                                                  ------------------------------------
    Net interest income                              46,611       51,299       53,044
Provision for loan losses                               745          522          465
                                                  ------------------------------------
    Net interest income after provision
      for loan losses                                45,866       50,777       52,579
                                                  ------------------------------------
Other income (expense):
  Loan servicing fees, net                              374          122          278
  Impairment (loss) recovery on mortgage servicing
    rights                                              (10)           2           36
  Customer service fees and charges                   6,189        7,196        6,609
  Recovery on real estate owned                       1,026          899          237
  Gain on sale of securities available for sale         258           --          725
  Gain on sale of loans receivable held for sale     14,331       17,865       11,906
  Other                                               2,356        2,428        2,022
                                                  ------------------------------------
    Total other income                               24,524       28,512       21,813
                                                  ------------------------------------
General and administrative expenses:
  Compensation and fringe benefits                   16,657       16,831       15,985
  Commission-based mortgage banking compensation      7,022        8,651        6,491
  Premises and equipment                              3,600        3,238        3,066
  Advertising and business promotion                  3,613        3,960        2,739
  Federal deposit insurance premiums                    108          100          101
  Other                                               6,248        6,071        6,220
                                                  ------------------------------------
     Total general and administrative expenses       37,248       38,851       34,602
                                                  ------------------------------------
     Income before income tax expense                33,142       40,438       39,790
                                                  ------------------------------------
Income tax expense (benefit):
  Current                                            12,836       12,692       13,256
  Deferred                                             (462)       1,920        1,378
                                                  ------------------------------------
    Total income tax expense                         12,374       14,612       14,634
                                                  ------------------------------------
      Net income                                  $  20,768       25,826       25,156
                                                  ====================================

Basic earnings per share                          $    2.47         3.06         2.98
                                                  ====================================

Diluted earnings per share                        $    2.46         3.05         2.97
                                                  ====================================

Basic weighted average shares outstanding          8,396,552    8,450,769    8,455,734
                                                  ====================================




See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows



                                                                Years ended September 30,
                                                            ---------------------------------
                                                               2006        2005        2004
                                                                        (Restated)  (Restated)
                                                            ---------------------------------
                                                                  (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 20,768      25,826      25,156
  Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
    Depreciation                                               1,249       1,090       1,039
    Amortization and accretion, net                           (1,272)     (2,839)     (1,491)
    Deferred income tax expense (benefit)                       (462)      1,920       1,378
    Gain on sale of securities available for sale               (258)         --        (725)
    Income from investment in LLCs                              (147)         --          --
    Impairment loss (recovery) on mortgage servicing rights       10          (2)        (36)
    Net fair value of loan-related commitments                    58        (271)        135
    Gain on sale of loans receivable held for sale           (14,331)    (17,865)    (11,906)
    Provision for loan losses                                    745         522         465
    Recovery) on real estate owned                            (1,026)       (899)       (237)
    Principal repayments of mortgage loans receivable held
      for sale                                                    20      35,468      31,834
    Origination of loans receivable held for sale           (951,335) (1,289,597) (1,076,198)
    Sale of loans receivable held for sale                 1,009,316   1,223,505     979,295
    Stock based compensation - stock options                      55          --          --
Changes in:
  Accrued interest receivable                                 (1,208)     (1,110)     (1,180)
  Accrued expenses, other liabilities and
    income taxes payable                                       1,007       3,318      (3,377)
                                                            ---------------------------------
    Net cash (used in) provided by operating activities       63,189     (20,934)    (55,848)

Cash flows from investing activities:
  Principal repayments of mortgage-backed securities:
    Held to maturity                                             106         213         318
    Available for sale                                        32,302      39,386      23,796
  Principal repayments of mortgage loans receivable held
    for sale                                                 449,779     419,147     454,238
  Principal repayments of other loans receivable               9,206      13,160      14,980
  Principal repayments of securities available for sale            7           7           3
  Loan origination - mortgage loans receivable
    held for investment                                     (516,072)   (585,619)   (473,061)
  Loan origination - other loans receivable                   (5,012)    (12,502)     (7,294)
  Purchase of mortgage loans receivable held for investment       --      (1,310)     (8,050)
  Proceeds from sale (purchases) of Federal Home Loan
    Bank stock                                                (1,653)     (4,582)     (2,202)
  Purchase of mortgage-backed securities available
    for sale                                                      --          --    (193,043)
  Proceeds from sale of securities available for sale            438          --       5,369
  Proceeds from sale of real estate owned                      5,623       9,249       6,386
  Purchase of premises and equipment, net                     (3,685)     (3,167)     (1,889)
  Investment in LLC                                           (4,385)     (4,224)     (5,710)
  Other                                                          657       1,117         (47)
                                                            ---------------------------------
    Net cash used in investing activities                    (32,689)   (129,125)   (186,206)


NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows (continued)



                                                               Years ended September 30,
                                                            ---------------------------------
                                                               2006        2005        2004
                                                                        (Restated)  (Restated)
                                                            ---------------------------------
                                                                  (Dollars in thousands)
Cash flows from financing activities:
  Net increase (decrease) in customer and brokered
     deposit accounts                                         48,022     119,304      29,580
  Proceeds from advances from Federal Home Loan Bank         371,000     454,000     560,900
  Repayment of advances from Federal Home Loan Bank         (337,324)   (355,207)   (501,421)
  Proceeds from sale of securities under agreements to
     repurchase                                                   --     311,900     223,980
  Repayment of securities sold under agreements to
     repurchase                                             (122,000)   (349,000)    (64,880)
  Cash dividends paid                                         (9,468)    (14,158)    (12,262)
  Stock options exercised                                         --          --         143
  Repurchase of common stock for treasury                     (4,109)       (695)       (180)
  Change in escrows                                             (513)        986         136
                                                            ---------------------------------
    Net cash provided by financing activities                (54,392)    167,130     235,996
                                                            ---------------------------------
    Net increase (decrease) in cash and cash equivalents     (23,892)     17,071      (6,058)
    Cash and cash equivalents at beginning of period          35,334      18,263      24,321
                                                            ---------------------------------

    Cash and cash equivalents at end of period              $ 11,442      35,334      18,263
                                                            =================================

Supplemental disclosure of cash flow information:
  Cash paid for income taxes (net of refunds)               $ 11,027      12,971      16,645
  Cash paid for interest                                      52,524      30,096      14,066

Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of loans receivable to real estate owned       $  3,450      11,268       3,860
  Conversion of real estate owned to loans receivable          2,170          --         168
  Capitalization of originated mortgage servicing rights         174         326           2
  Transfer of loans from held for sale to held for
     investment                                                   --     200,515          --






See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity



                                                                          Accumulated
                                        Additional                           other          Total
                                Common   paid-in    Retained   Treasury  comprehensive   stockholders'
                                 stock    capital   earnings     stock   (loss) income      equity
                              ---------------------------------------------------------------------
                                                         (Dollars in thousands)

Balance at October 1, 2003    $  1,476    16,116    126,769    (17,077)        150         127,434
Comprehensive income:
  Net income                        --        --     25,156         --          --          25,156
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities    --        --         --         --      (1,300)         (1,300)
                                                                                         ----------
  Total comprehensive income                                                                23,856
 Cash dividends paid                --        --    (12,262)        --          --         (12,262)
 Stock options exercised             3       140         --         --          --             143
 Purchase of common stock
   for treasury                     --        --         --       (180)         --            (180)
                              ---------------------------------------------------------------------
Balance at September 30, 2004 $  1,479    16,256    139,663    (17,257)     (1,150)        138,991
Comprehensive income:
  Net income                        --        --     25,826         --          --          25,826
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities    --        --         --         --      (1,077)         (1,077)
                                                                                         ----------
  Total comprehensive income                                                                24,749
 Cash dividends paid                --        --    (14,158)        --          --         (14,158)
 Purchase of common stock
   for treasury                     --        --         --       (695)         --            (695)
                              ---------------------------------------------------------------------
Balance at September 30, 2005 $  1,479    16,256    151,331    (17,952)     (2,227)        148,887
Comprehensive income:
  Net income                        --        --     20,768         --          --          20,768
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities    --        --         --         --         439             439
                                                                                         ----------
  Total comprehensive income                                                                21,207
 Cash dividends paid                --        --     (9,468)        --          --          (9,468)
 Stock based compensation expense   --        55         --         --          --              55
 Purchase of common stock
   for treasury                     --        --         --     (4,109)         --          (4,109)
                              ---------------------------------------------------------------------
Balance at September 30, 2006 $  1,479    16,311    162,631    (22,061)     (1,788)        156,572
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

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $6.5 million and $14.9 million as of September 30, 2006 and 2005, respectively. In addition, the Bank had interest-bearing deposits with various brokers totaling $12.7 million as of September 30, 2005, which are pledged as collateral to secure the liability resulting from securities sold under agreements to repurchase.

SECURITIES AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE
     Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2006 and 2005, the Company had no assets designated as trading. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

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

LOANS RECEIVABLE HELD FOR SALE
     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate.

     Loans held for sale are carried at the lower of amortized cost (outstanding principal balance adjusted for unamortized deferred loan fees and costs) or market value. Market values for such loans are determined based on sale commitments or dealer quotations. Gains or losses on such sales are recognized using the specific identification method. Interest, including amortization and accretion of deferred loan fees and costs, is included in interest income.

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

INVESTMENT IN LLCs
     The Company is a partner in two limited liability companies, which were formed for the purpose of purchasing an developing vacant land in Platte County, Missouri. These investments are accounted for using the equity method of accounting.

STOCK OPTIONS
     The Company has a stock-based employee compensation plan which is described more fully in Note 17. On October 1, 2005, the Company adopted SFAS 123(R), "Share Based Payment (Revised 2004)" ("SFAS 123(R)"), which requires that compensation costs relating to share-based payment transactions be recognized in the financial statements. The Company has adopted SFAS 123(R) using the modified prospective method in which compensation cost is recognized over the service period for all awards granted subsequent to the adoption of SFAS 123(R) as well as for the unvested portion of awards outstanding as of the Company's adoption of SFAS 123(R). In accordance with the modified prospective, results for prior periods have not been restated. Stock based compensation expense for stock options totaled $55 thousand ($34 thousand, net of tax) during the year ended September 30, 2006.

     Prior to the adoption of SFAS 123(R), the Company applied the recognition and measurement principals of Accounting Principles Board Opinion ("APB") No. 25 in accounting for its Option Plan, under which no compensation cost were recognized for stock option awards. For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model. Had compensation cost for the Option Plan been determined in accordance with the fair value accounting method prescribed under SFAS 123, the Company's net income and net income per share on a pro forma basis would have been as presented in the following table. Dollar amounts are expressed in thousands, except per share data.

                            2005      2004
                         -------------------
Net Income:
  As reported            $ 25,826    25,156
  Pro forma                25,813    25,144
Basic earnings per share:
  As reported            $   3.06      2.98
  Pro forma                  3.06      2.97
Diluted earnings per share:
  As reported            $   3.05      2.97
  Pro forma                  3.05      2.97


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

     The Bank's bad debt deduction for the years ended September 30, 2006 and 2005, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the "base-year." The recapture of the excess reserve was completed over a six-year phase-in-period that began with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $3.7 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank's capital in the form of stock redemptions caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

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

     Impairment Evaluation - The Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights, the Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights. During the year ended September 30, 2006, the Bank recorded an impairment loss on servicing rights of $10,000. During the year ended September 30, 2005, the value of mortgage servicing rights increased, which resulted in a recovery of valuation allowance of $2,000.

DERIVATIVE INSTRUMENTSS
     The Bank regularly enters into commitments to originate and sell loans held for sale. Such commitments are considered derivative instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. These statements require the Bank to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As of September 30, 2006 and 2005, the fair value of loan related commitments resulted in a net liability of 3,000 and an asset of $55,000, respectively.

REVENUE RECOGNITION
     Interest income, loan servicing fees, customer service fees and charges and ancillary income related to the Bank's deposits and lending activities are accrued as earned.

EARNINGS PER SHARE
     Earnings per share have been computed based upon the weighted-average common shares outstanding during the year. Diluted earnings per share is computed using the weighted average common shares and all potential dilutive common shares outstanding during the year. Dilutive securities consist entirely of stock options granted to employees as incentive stock options under Section 442A of the Internal Revenue Code as amended.

     The computations of basic and diluted earnings per share are presented in the following table. Dollar amounts are expressed in thousands, except per share data.

                                        Year Ended September 30,
                                 --------------------------------------
                                       2006         2005        2004
                                 --------------------------------------
Net income                          $  20,768       25,826      25,156

Average common shares outstanding   8,396,552    8,450,769   8,455,734
Average common share  stock
   Options outstanding                 47,467       16,739       3,068
                                 --------------------------------------
Average diluted common shares       8,444,019    8,467,508   8,458,802

Earnings per share:
  Basic earnings per share          $    2.47         3.06        2.98
  Diluted earnings per share             2.46         3.05        2.97


RECENTLY ISSUED ACCOUNTING STANDARDS
     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R) (SFAS No. 123(R)), "Share Based Payment (Revised 2004)," which requires that compensation costs relating to share-based payment transactions be recognized in the financial statements and includes implementation guidance on measuring the fair value of share-based payments. SFAS No. 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees, but permitted the option of continuing to apply the guidance in Opinion No. 25 and disclosing in the footnotes the effect on net income of applying the preferred fair-value-based method. The provisions of SFAS No. 123(R) were effective for the Company's annual financial statements for periods beginning after June 15, 2005. The adoption of SFAS(R) did not have a material impact on the Company's financial statements.

     In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156 (SFAS No. 156), "Accounting for Servicing of Financial Assets," an amendment of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that all separately recognized servicing assets and liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company plans to adopt this statement on October 1, 2006 and is in the process of assessing the impact, if any, of the adoption of this statement on the Company's financial results.

     In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, that FIN 48 may have on the Company's financial statements.

     In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 02, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 157 on the Company's financial statements.

     In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB No. 108), which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. Prior year misstatements must be considered in quantifying misstatements in current year financial statements and if the effect of those misstatements is material to the current year, the prior year financial statements must be corrected even though such revision was, and continues to be, immaterial to the prior year financial statements. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company is currently evaluating the impact of SAB No. 108 on the Company's financial statements.

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

RECLASSIFICATIONS
     Certain amounts for 2005 and 2004 have been reclassified to conform to the current year presentation.

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

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument presented as of September 30, 2006 and 2005:

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

CUSTOMER AND BROKERED DEPOSIT ACCOUNTS
The estimated fair values of demand deposits and savings accounts are equal to the amount payable on demand at the reporting date. Fair values of certificates of deposit are computed at fixed spreads to treasury securities with similar maturities.

ADVANCES FROM FEDERAL HOME LOAN BANK
The estimated fair values of advances from FHLB are determined by discounting the future cash flows of existing advances using rates currently available for new advances with similar terms and remaining maturities.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
The estimated fair values of securities sold under agreements to repurchase are determined by discounting the future cash flows of existing repurchase agreements using rates currently available for new repurchase agreements with similar terms and remaining maturities.

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


                                        September 30, 2006
                           --------------------------------------------
                                         Gross       Gross    Estimated
                            Amortized  unrealized  unrealized    fair
                              cost       gains       losses      value
                        -----------------------------------------------
Municipal securities        $    50         --           --          50
                           --------------------------------------------
   Total                    $    50         --           --          50
                           ============================================


                                        September 30, 2005
                           --------------------------------------------
                                         Gross       Gross    Estimated
                            Amortized  unrealized  unrealized    fair
                              cost       gains       losses      value
                        -----------------------------------------------
Equity securities           $   180         --           --         180
Municipal securities             57         --           --          57
                           --------------------------------------------
   Total                    $   237         --           --         237
                           ============================================


     During the year ended September 30, 2006, gross gains of $258,000 and no losses were recognized on the sale of securities available for sale. There were no sales of securities available for sale during the year ended September 30, 2005. During the year ended September 30, 2004, gross gains of $367,000 and no losses were recognized on the sale of securities available for sale.

     The scheduled maturities of securities available for sale at September 30, 2006, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                           Amortized  unrealized  unrealized     fair
                             cost       gains       losses       value
                           --------------------------------------------
Due from one to five years $     23         --           --          23
Due from five to ten years       27         --           --          27
                           --------------------------------------------
   Total                   $     50         --           --          50
                           ============================================


(3) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.







                                                     September 30, 2006
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $     261         --            --             261
Pass-through certificates guaranteed
  by FNMA - adjustable rate            13,604         --          (401)         13,203
FHLMC participation certificates:
    Fixed rate                          1,205         --           (79)          1,126
    Adjustable rate                    85,097         --        (2,428)         82,669
                                    -----------------------------------------------------
       Total                        $ 100,167         --        (2,908)         97,259
                                    =====================================================



                                                     September 30, 2005
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $     361         --            (4)            357
Pass-through certificates guaranteed
  by FNMA - adjustable rate            18,995         --          (525)         18,470
FHLMC participation certificates:
    Fixed rate                          1,607         --           (88)          1,519
    Adjustable rate                   111,960         --        (3,004)        108,956
                                    -----------------------------------------------------
       Total                        $ 132,923         --        (3,621)        129,302
                                    =====================================================






     During the year ended September 30, 2004, gross gains of $358,000 and no losses were recognized on the sale of mortgage-backed securities available for sale. There were no sales of mortgage-backed securities available for sale during the years ended September 30, 2006, or 2005.

     The following tables present a summary of the fair value and gross unrealized losses of those mortgage-backed securities available for sale which had unrealized losses at September 30, 2006 and 2005.
Dollar amounts are expressed in thousands.


                                        September 30, 2006
                          ---------------------------------------------
                           Less Than 12 Months      12 Months or Longer
                          ---------------------    --------------------
                            Estimated   Gross       Estimated   Gross
                              fair    unrealized      fair   unrealized
                             value      losses       value      losses
                          ---------------------------------------------
Pass-through certificates
   guaranteed by FNMA:
     Adjustable rate       $      --         --       13,203        401
FHLMC participation
   certificates:
     Fixed rate                   --         --        1,126         79
     Adjustable rate              --         --       82,669      2,428
                          ---------------------------------------------
   Total                   $      --         --    $  96,998      2,908
                          =============================================



                                        September 30, 2005
                          ---------------------------------------------
                           Less Than 12 Months      12 Months or Longer
                          ---------------------    --------------------
                            Estimated   Gross       Estimated   Gross
                              fair    unrealized      fair   unrealized
                             value      losses       value      losses
                          ---------------------------------------------
Pass-through certificates
   guaranteed by GNMA:
     Fixed rate            $     357          4    $      --         --
Pass-through certificates
   guaranteed by FNMA:
     Adjustable rate              --         --       18,470        525
FHLMC participation
   certificates:
     Fixed rate                   --         --        1,519         88
     Adjustable rate              --         --      108,956      3,004
                          ---------------------------------------------
   Total                   $     357          4    $ 128,945      3,617
                          =============================================


     Based upon evaluation of available evidence, including changes in market interest rates during fiscal years 2006 and 2005, management believes the declines in fair value of these securities, which consist almost exclusively of moderately-seasoned 5/1 adjustable rate mortgage-
backed securities, are temporary.   The decline in fair value is due to
significant increases in interest rates, which have occurred since these securities were purchased. However, management believes that as these securities approach their reset dates, they will no longer be impaired. Should the impairment of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

     The scheduled maturities of mortgage-backed securities available for sale at September 30, 2006, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                            Amortized  unrealized  unrealized     fair
                              cost       gains       losses       value
                            -------------------------------------------
Due from five to ten years  $   1,205       --         (79)       1,126
Due after ten years            98,962       --      (2,829)      96,133
                            -------------------------------------------
     Total                  $ 100,167       --      (2,908)      97,259
                            ===========================================


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

                                         September 30, 2006
                         ----------------------------------------------
                                         Gross       Gross    Estimated
                             Amortized  unrealized  unrealized    fair
                               cost       gains      losses       value
                         ----------------------------------------------
Customer deposit accounts  $    2,188        --        (68)       2,120
Securities sold under
   agreements to repurchase    79,459        --     (2,256)      77,203
                          ---------------------------------------------
                           $   81,647        --     (2,324)      79,323
                         ==============================================


                                         September 30, 2005
                         ----------------------------------------------
                                         Gross       Gross    Estimated
                             Amortized  unrealized  unrealized    fair
                               cost       gains      losses       value
                         ----------------------------------------------
Customer deposit accounts  $    2,329        --        (71)       2,258
Securities sold under
   agreements to repurchase   120,997        --     (3,252)     117,745
                          ---------------------------------------------
                           $  123,326        --     (3,323)     120,003
                         ==============================================


(4) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

     The following tables present a summary of mortgage-backed securities held to maturity. Dollar amounts are expressed in thousands.




                                                    September 30, 2006
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $     130          6            --             136
FNMA pass-through certificates:
  Fixed rate                               89         --            --              89
  Balloon maturity and
    adjustable rate                        75         --            --              75
Pass-through certificates guaranteed
  by GNMA - fixed rate                     31          2            --              33
                                    ----------------------------------------------------
     Total                         $      325          8            --             333
                                    =====================================================





                                                    September 30, 2005
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $     194         12            --             206
FNMA pass-through certificates:
  Fixed rate                              104          1            --             105
  Balloon maturity and
    adjustable rate                        82         --            --              82
Pass-through certificates guaranteed
  by GNMA - fixed rate                     51          3            --              54
                                    ----------------------------------------------------
     Total                         $      431         16            --             447
                                    =====================================================


     The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2006, are presented in the following table. Dollar amounts are expressed in thousands.


                                       Gross        Gross    Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains       losses      value
                          --------------------------------------------
Due from one to five years $    70           3          --          73
Due from five to ten years      23          --          --          23
Due after ten years            232           5          --         237
                         ---------------------------------------------
     Total                 $   325           8          --         333
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


                                       September 30, 2006
                        ----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains      losses       value
                        ----------------------------------------------
Customer deposit accounts $    245         5         --           250
                        ==============================================



                                       September 30, 2005
                        ----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains      losses       value
                        ----------------------------------------------
Customer deposit accounts $    355        13         --           368
                        ==============================================


     All dispositions of mortgage-backed securities held to maturity during fiscal 2006, 2005, and 2004 were the result of maturities or calls.


(5) LOANS RECEIVABLE

     The following table provides a detail of loans receivable as of September 30. Dollar amounts are expressed in thousands.


HELD FOR INVESTMENT                           2006           2005
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties              $   367,918        388,142
    Business properties                     482,029        428,566
    Partially guaranteed by VA or
      insured by FHA                          1,890          3,314
    Construction and development            506,034        501,072
                                         ---------------------------
Total mortgage loans                      1,357,871      1,321,094
Commercial loans                             60,692         54,182
Installment loans and lease financing
  to individuals                             17,279         21,413
                                         ---------------------------
Total loans receivable held
  for investment                          1,435,842      1,396,689
Less:
  Undisbursed loan funds                   (135,463)      (158,854)
  Unearned discounts and fees on
    loans, net of deferred costs             (4,679)        (3,785)
                                         ---------------------------
    Net loans receivable held
      for investment                    $ 1,295,700      1,234,050
                                         ===========================

HELD FOR SALE                                 2006           2005
                                         ---------------------------
Mortgage loans:
  Permanent loans on
    residential properties              $    73,205        147,412
 Less:
  Undisbursed loan funds                    (22,742)       (53,288)
  Unearned discounts and fees on loans,
    net of deferred costs                        (1)             6
                                          --------------------------
    Net loans receivable held for sale  $    50,462         94,130
                                          ==========================

     During the quarter ended September 30, 2005, the Bank transferred $200.5 million of permanent mortgage loans on residential properties from the held for sale category to the held for investment category. The decision to make this transfer was based upon the fact that there were no foreseeable future events that would cause the Bank to sell these loans. The Bank has both the intent and ability to hold these loans for the foreseeable future or until maturity. The basis at which the loans were transferred was amortized cost, which was lower than market value at the time of transfer.

     Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $119,000 and $151,000 at September 30, 2006 and 2005, respectively.

     Whole loans and participations serviced for others were approximately $101.1 million and $107.1 million at September 30, 2006 and 2005, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

     First mortgage loans were pledged to secure FHLB advances in the amount of approximately $844.7 million and $845.8 million at September 30, 2006 and 2005, respectively.

     Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2006 and 2005. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

As of September 30, 2006 and 2005, loans with an aggregate principal balance of approximately $6.4 million and $5.6 million, respectively, were on nonaccrual status. Gross interest income would have increased by $255,000, $253,000 million and $1.2 million for the years ended September 30, 2006, 2005 and 2004, respectively, if the nonaccrual loans had been performing.

     The following table presents the activity in the allowance for losses on loans for 2006, 2005, and 2004. Allowance for losses on mortgage loans includes specific valuation allowances and valuation allowances associated with homogenous pools of loans. Dollar amounts are expressed in thousands.


                                     2006       2005       2004
                                 ---------------------------------
Balance at beginning of year     $  7,536      8,221      7,986
  Provisions                          745        522        465
  Charge-offs                        (313)    (1,265)      (319)
  Recoveries                           23         58         89
                                 ---------------------------------
Balance at end of year           $  7,991      7,536      8,221
                                 =================================

     The following tables provide a summary of information on impaired loans. Dollar amounts are expressed in thousands.


                                                  September 30,
                                                ----------------
                                                   2006   2005
                                                ----------------
  Impaired loans with a valuation allowance     $ 3,405  1,608
  Impaired loans without a valuation allowance       --     --
                                                ----------------
                                                $ 3,405  1,608
                                                ================
   Valuation applicable to impaired loans       $   380    447
                                                ================


                                               2006    2005    2004
                                             ------------------------
   Average balance of impaired loans        $ 3,568   3,445   5,443
   Interest income recognized on
       impaired loans                            85     119     106
   Interest income received on a cash basis
       on impaired loans                         97     132     150


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






                                           2006
                 -------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
------------------------------------------------------------------------------
Missouri        $ 223,385     51,393       83,551       266,696       625,025
Kansas             67,097      7,832       21,280       237,080       333,289
Colorado            2,111      9,875       70,109            --        82,095
Texas               6,222     11,255       40,476            --        57,953
Florida            15,139        970       17,799            --        33,908
North Carolina      2,316      3,790       20,146            --        26,252
Oklahoma            1,453      3,575       20,371            --        25,399
Iowa                6,725      3,656        4,602         1,288        16,271
Arizona             8,553        717        6,664            --        15,934
Washington          1,649         --       11,093            --        12,742
Indiana             2,746         --        8,701           970        12,417
Wisconsin             157         --       11,704            --        11,861
Ohio                  806         --       10,171            --        10,977
Pennsylvania        1,046         --        9,829            --        10,875
Other              39,459      3,396       40,018            --        82,873
                 -------------------------------------------------------------
                $ 378,864     96,459      376,514       506,034     1,357,871
                 =============================================================


                                 29
<Page




                                           2005
                 -------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
------------------------------------------------------------------------------
Missouri        $ 257,022     54,332       72,570       286,621       670,545
Kansas             74,450      8,901       20,921       213,115       317,387
Colorado            1,128     12,786       74,535            --        88,449
Texas               2,577     14,000       35,958            --        52,535
Oklahoma            1,828        467       22,913            --        25,208
Illinois            7,594        860       12,180            --        20,634
Florida            10,859        979        6,425            --        18,263
Iowa                9,851      3,655        2,632         1,336        17,474
Arizona             5,786        756        5,920            --        12,462
Indiana             3,454         --        7,273            --        10,727
Other              25,628      6,817       54,965            --        87,410
                 -------------------------------------------------------------
                $ 400,177    103,553      316,292       501,072     1,321,094
                 =============================================================






     Proceeds from the sale of loans receivable held for sale during fiscal 2006, 2005 and 2004, were $1,009.3 million, $1,223.5 million, and $979.3 million, respectively. In fiscal 2006, the Bank realized gross gains of $14.5 million and gross losses of $151,000 on those sales. In fiscal 2005, gross gains of $18.3 million and gross losses of $406,000 were realized. In fiscal 2004, the Bank realized gross gains of $14.2 million and $2.3 million of gross losses.


(6) FORECLOSED ASSETS HELD FOR SALE

     The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.


                                          2006       2005
                                        -------------------
Real estate acquired through (or deed in
  lieu of) foreclosure                  $ 5,506      7,955
Less: allowance for losses                 (275)      (195)
                                        --------------------
    Total                               $ 5,231      7,760
                                        ====================


     The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.


                                 2006     2005     2004
                               --------------------------
Balance at beginning of year $     195    1,093    1,019
Provisions                      (1,026)    (899)    (237)
Charge-offs                       (356)  (1,168)    (273)
Recoveries                       1,462    1,169      584
                               --------------------------
Balance at end of year       $     275      195    1,093
                               ==========================


(7) PREMISES AND EQUIPMENT

     The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

                                      2006       2005
                                    -------------------
Land                                $ 3,832      2,676
Buildings and improvements           11,480     11,023
Furniture, fixtures and equipment    10,203      8,843
                                    -------------------
                                     25,515     22,542
  Accumulated depreciation          (12,521)   (11,984)
                                    -------------------
  Total                            $ 12,994     10,558
                                    ===================

     Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended
September 30, 2006, 2005, and 2004 were approximately $1.0 million, $905,000, and $937,000, respectively.

     Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.


                    Fiscal year ended
                    September 30,              Amount
                   -----------------------------------
                    2007                       $   795
                    2008                           630
                    2009                           165
                    2010                            83


(8) INVESTMENT IN LLC

     During the year ended September 30, 2004, the Company became a partner in Central Platte Holdings, LLC, which was formed for the purpose of purchasing and developing eight hundred acres of vacant land in Platte County, Missouri for residential development. This investment is accounted for using the equity method of accounting. The company is owner of a fifty-percent (50%) membership interest in Central Platte Holdings, LLC. The Company's investment in this partnership was $14.1 million and $9.6 million at September 30, 2006 and 2005, respectively.

     During the year ended September 30, 2002, the Company became a partner in NBH, LLC, which was formed for the purpose of purchasing and developing eighty-six acres of vacant land in Platte County, Missouri for residential and commercial development. This investment is accounted for using the equity method of accounting. The company is owner of a fifty-percent (50%) membership interest in NBH, LLC. The Company's investment in this partnership was $2.6 million at September 30, 2006 and 2005.


(9) MORTGAGE SERVICING RIGHTS

     The following provides information about the Bank's mortgage servicing rights for the years ended September 30. Dollar amounts are expressed in thousands.


                                          2006      2005     2004
                                       ----------------------------
Balance at beginning of year           $   911       839    1,191
Originated mortgage servicing rights       174       326        2
Amortization                                14      (256)    (390)
Impairment (loss) recovery                 (10)        2       36
                                       ----------------------------
Balance at end of year                 $ 1,089       911      839
                                       ============================

(10) CUSTOMER AND BROKERED DEPOSIT ACCOUNTS

     Customer and brokered deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.


                                   2006                  2005
                             -----------------    ----------------
                               Amount      %         Amount      %
-------------------------------------------------------------------
Demand deposit accounts     $  86,517     10         82,596     10
Savings accounts               77,469      9         97,435     12
Money market demand accounts   11,717      2         12,271      2
Certificate accounts          547,096     64        515,590     64
Brokered accounts             128,243     15         94,802     12
                             -----------------    -----------------
                            $ 851,042    100        802,694    100
                             =================    =================
Weighted average interest rate   3.98%                 2.96%
                             ===========          ============

     The aggregate amount of deposit accounts in excess of $100,000 was approximately $122.9 million and $121.1 million as of September 30, 2006 and 2005, respectively.

     The following table presents contractual maturities of certificate and brokered accounts as of September 30, 2006. Dollar amounts are expressed in thousands.


                 Maturing during the fiscal year ended September 30,
              ---------------------------------------------------------
                                                        2012 and
                 2007    2008    2009    2010    2011    after   Total
              ---------------------------------------------------------
Certificate
    accounts $ 402,844  91,349  13,315  11,665  21,640   6,283  547,096
Brokered
    accounts   128,243      --      --      --      --      --  128,243
              ---------------------------------------------------------
             $ 531,087  91,349  13,315  11,665  21,640   6,283  675,339
              =========================================================


     The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

                             2006       2005       2004
                          --------------------------------
Savings accounts          $  1,265      1,036        975
Money market demand and
  demand deposit accounts      602        421        396
Certificate and brokered
  accounts                  28,079     15,625     11,426
                          --------------------------------
                          $ 29,946     17,082     12,797
                          ================================


(11) ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the FHLB are secured by all stock held in the FHLB, mortgage-backed securities and first mortgage loans with aggregate unpaid principal balances equal to approximately 140% of outstanding advances not secured by FHLB stock. The following table provides a summary of advances by year of maturity as of September 30. Dollar amounts are expressed in thousands.

                                     2006                 2005
                              -----------------    -----------------
                                       Weighted             Weighted
                                       Average               Average
Year ended September 30,       Amount    Rate       Amount     Rate
--------------------------------------------------------------------
     2006                    $     --       --   $ 424,549     3.76%
     2007                     358,567     5.22%     30,567     4.01%
     2008                      33,586     5.57%      3,586     5.02%
     2009                         435     5.25%        435     5.25%
     2010                       5,399     5.90%      5,399     5.90%
     2011 through 2014        101,370     5.02%      1,371     5.25%
                             ------------------    -----------------
                            $ 499,357     5.21%  $ 465,907     3.81%
                             ==================    =================

(12) REPURCHASE AGREEMENTS

     During the year ended September 30, 2005, the Bank sold various adjustable-rate mortgage-backed securities under agreements to repurchase. The following table provides a summary of repurchase agreements, including the repurchase liability and the asset value of securities sold under agreement to repurchase, by number of days to maturity as of September 30. Asset value consists of securities sold under agreements to repurchase and money market accounts pledged as additional collateral. Dollar amounts are expressed in thousands.


                                              2005
                              --------------------------------------
                             Repurchase Liability     Asset Value
                              -----------------    -----------------
                                       Weighted            Estimated
                                       Average                Fair
Number of days to maturity     Amount    Rate       Amount    Value
--------------------------------------------------------------------
     Less than 30 days      $  61,000     2.77%  $  65,745    64,224
     From 30 to 90 days         8,500     3.66%      9,418     9,158
     Over 90 days              52,500     3.49%     58,491    57,020
                             ------------------    -----------------
                            $ 122,000     3.14%  $ 133,654   130,402
                             ==================    =================


(13) INCOME TAXES PAYABLE

     The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:


                                            2006     2005     2004
                                          --------------------------
Statutory federal income tax rate           35.0%    35.0%    35.0%
State income taxes, net of federal benefit   3.0      3.0      3.0
Other, net                                  (0.7)    (1.9)    (1.2)
                                          --------------------------
                                            37.3%    36.1%    36.8%
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


                                          2006     2005     2004
                                      ----------------------------
Deferred loan fees and costs          $     30      263       13
Accrued interest receivable                 (1)      (1)      (2)
Tax depreciation vs. book
   depreciation                           (165)    (126)     234
Basis difference on investments            (20)     (30)      78
Loan loss reserves                        (143)     915     (362)
Mark-to-market adjustment                 (375)     716    1,325
Mortgage servicing rights                   61       44      (78)
Prepaid expenses                            --      (83)      12
Other                                      151      222      158
                                      ----------------------------
                                      $   (462)   1,920    1,378
                                      ============================

     The tax effect of significant temporary differences representing deferred tax assets (liabilities) are presented in the following table. Dollar amounts are expressed in thousands.


                                                      2006     2005
                                                    -----------------
Deferred income tax assets:
  Loan loss reserves                                $ 3,389    3,246
  Book depreciation in excess of tax depreciation       490      325
  Unrealized loss on securities available for sale    1,122    1,397
                                                    -----------------
                                                      5,001    4,968
                                                    -----------------
Deferred income tax liabilities:
  Mark-to-market adjustment                          (1,099)  (1,474)
  Mortgage servicing rights                            (284)    (223)
  Accrued interest receivable                            (2)      (3)
  Basis difference on investments                       (43)     (63)
  Deferred loan fees and costs                         (265)    (235)
  Other                                                (452)    (299)
                                                     ----------------
                                                     (2,145)  (2,297)
                                                     ----------------
    Net deferred tax asset                          $ 2,856    2,671
                                                     ================



(14) STOCKHOLDERS' EQUITY

     During fiscal 2006, the Company paid quarterly cash dividends on common stock of $0.225 per share on February 24, 2006, May 26, 2006, and August 25, 2006, and $0.45 per share on November 25, 2005.

     During fiscal 2005, the Company paid quarterly cash dividends on common stock of $0.225 per share on February 25, 2005, May 27, 2005, and August 26, 2005, and $1.00 per share on November 26, 2004.

     During fiscal 2004, the Company paid quarterly cash dividends on common stock of $0.20 per share on February 27, 2004, May 28, 2004, and August 27, 2004, and $0.85 per share on November 28, 2003.

          During fiscal 2006, the Company repurchased 118,800 shares of its own stock with a total value of $4.1 million at the time of repurchase. During fiscal 2005, the Company repurchased 18,000 shares of its own stock with a total value of $695,000 at the time of repurchase. During fiscal 2004, the Company repurchased 5,000 shares of its own stock with a total value of $180,000 at the time of repurchase.


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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1, total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes that, as of September 30, 2006, the Bank meets all capital adequacy requirements, to which it is subject.

     As of September 30, 2006 and 2005, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management does not believe that there are any conditions or events occurring since notification that would change the Bank's category.

     The following tables summarize the relationship between the Bank's capital and regulatory requirements. Dollar amounts are expressed in thousands.
                                              September 30,
                                           ------------------
                                             2006      2005
-------------------------------------------------------------
GAAP capital (Bank only)                  $137,797   134,761
Adjustment for regulatory capital:
  Intangible assets                         (2,971)   (3,071)
  Disallowed servicing and deferred
    tax assets                              (2,397)   (4,596)
  Reverse the effect of SFAS No. 115         1,788     2,227
                                           ------------------
     Tangible capital                      134,217   129,321
  Qualifying intangible assets                  --        --
                                           ------------------
     Tier 1 capital (core capital)         134,217   129,321
  Qualifying general valuation allowance     7,557     6,941
                                           ------------------
     Risk-based capital                   $141,774   136,262
                                           ==================





                                                               As of September 30, 2006
                                         --------------------------------------------------------------

                                            Actual         Minimum Required for  Minimum Required to be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $141,774    11.5%     98,619     >=8%       123,274     >=10%
Core capital to adjusted tangible assets 134,217     8.9%     60,158     >=4%        75,197     >=5%
Tangible capital to tangible assets      134,217     8.9%     22,559    >=1.5%           --      --
Tier 1 capital to risk-weighted assets   134,217    10.9%         --      --         73,964     >=6%








                                                               As of September 30, 2005
                                         --------------------------------------------------------------

                                            Actual         Minimum Required for  Minimum Required to be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $136,262    11.2%     97,221     >=8%       121,527     >=10%
Core capital to adjusted tangible assets 129,321     8.4%     61,632     >=4%        77,039     >=5%
Tangible capital to tangible assets      129,321     8.4%     23,112    >=1.5%           --      --
Tier 1 capital to risk-weighted assets   129,321    10.6%         --      --         72,916     >=6%



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

     The Bank's contributions to the Plan amounted to $342,000, $415,000, and $330,000 for the years ended September 30, 2006, 2005, and 2004, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of income.


(17) STOCK OPTION PLAN

     During fiscal year 1986, the Company's stockholders approved a stock option plan ("1986 Option Plan") through which options to purchase up to 10% of the number of shares of common stock originally issued, as adjusted for a 4-for-1 stock split in March 1999 and stock dividends, were granted to officers and employees of the Bank. The time frame for issuing new options under the 1986 Option Plan has expired and, as of September 30, 2006, there are no options granted under this plan that remain outstanding. Options were granted for a period of ten years. The option price could not be less than 100% of the fair market value of the shares on the date of the grant.

     On January 27, 2004, the Company's stockholders approved a new equity stock option plan ("2004 Option Plan") through which options to purchase up to 250,000 shares of common stock may be granted to officers and employees of the Company. Options are granted for a period of ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant.

     The following table summarizes both 1986 and 2004 Option Plan activity during fiscal years 2006, 2005, and 2004. The number of shares and price per share have been adjusted to reflect the 4-for-1 stock split in fiscal 1999. All options outstanding at September 30, 2006, were granted under the 2004 Option Plan.


                                           Weighted avg.   Range of
                                   Number exercise price exercise price
                                  Of shares  per share     per share
                                 -------------------------------------
Options outstanding
  at October 1, 2003                 17,000   $  8.34   $ 7.63 - 8.97
    Granted                          13,000     35.50        35.50
    Exercised                       (17,000)    (8.34)   (7.63 - 8.97)
                                 -------------------------------------
Options outstanding
  at September 30, 2004              13,000   $ 35.50   $    35.50
    Granted                          26,500     42.13     39.79-42.53
                                 -------------------------------------
Options outstanding
  at September 30, 2005              39,500   $ 39.95   $ 35.50-42.53
    Granted                          18,500     32.91        32.91
                                 -------------------------------------
Options outstanding
  at September 30, 2006              58,000   $ 37.70   $ 32.91-42.53
                                 =====================================


     The weighted average remaining contractual life of options outstanding at September 30, 2006, 2005 and 2004 were 7.0 years, 6.6 years and 6.0 years, respectively.

     The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2006.

                            Number         Weighted average
                          of shares         exercise price
                       -------------------------------------
Expiring on:
  July 27, 2009             10,000             $ 35.50
  August 1, 2010            12,500               42.17
  July 27, 2014              3,000               35.50
  November 30, 2014            500               39.79
  August 1, 2015            13,000               42.17
  August 4, 2015               500               35.50
  July 21, 2016             18,500               32.91
                       -------------------------------------
                            58,000             $ 37.70
                       =====================================


     Of the options outstanding at September 30, 2006, 10,500 are immediately exercisable and 47,500 are exercisable at future dates in accordance with the vesting schedules outlined in each stock option agreement.

     The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2006.



                         Options Outstanding                         Options Exercisable
               -----------------------------------------------   ---------------------------
                              Weighted Avg.     Weighted Avg.                  Weighted Avg.
  Range of                     remaining          exercise                       exercise
exercise prices     Number   contractual life       price             Number       price
--------------------------------------------------------------   ---------------------------
 $ 35.50            10,000      2.8 years         $ 35.50              4,000      $ 35.50
   42.17            12,500      3.8 years           42.17              2,500        42.17
   35.50             3,000      7.8 years           35.50              1,200        35.50
   39.79               500      8.2 years           39.79                100        39.79
   42.17-42.53      13,500      8.8 years           42.18              2,700        42.18
   32.91            18,500      9.8 years           32.91                 --           --
                   ---------                                         ---------
                    58,000                                            10,500
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

     The following table presents financial information from the Company's operating segments for the years ended September 30, 2006, 2005, and 2004. Dollar amounts are expressed in thousands.






                                  Local     National
Year ended                       Mortgage   Mortgage    Other and
September 30, 2006     Banking   Banking    Banking    Eliminations   Consolidated
----------------------------------------------------------------------------------
Net interest income $    46,538       --         --           73          46,611
Provision for
  loan losses               745       --         --           --             745
Other income              7,281    9,606      9,513       (1,876)         24,524
General and admin.
  Expenses               15,992   10,046     11,596         (386)         37,248
Income tax expense       13,813     (164)      (776)        (499)         12,374
                       ------------------------------------------------------------
   Net income       $    23,269     (276)    (1,307)        (918)         20,768
                      ============================================================
Total assets        $ 1,506,910      502        242       17,142       1,524,796
                      ============================================================




                                  Local     National
Year ended                       Mortgage   Mortgage    Other and
September 30, 2005     Banking   Banking    Banking    Eliminations   Consolidated
----------------------------------------------------------------------------------
Net interest income $    51,202       --         --           97          51,299
Provision for
  loan losses               522       --         --           --             522
Other income              6,827   13,373     11,011       (2,699)         28,512
General and admin.
  Expenses               15,584   12,464     11,586         (783)         38,851
Income tax expense       15,092      327       (207)        (600)         14,612
                       ------------------------------------------------------------
   Net income       $    26,831      582       (368)      (1,219)         25,826
                      ============================================================
Total assets        $ 1,542,083      695        407       13,159       1,556,344
                      ============================================================




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

     As of September 30, 2006, the Bank had outstanding commitments to originate $26.1 million in commercial real estate loans, $63.8 million of fixed rate residential first mortgage loans and $26.7 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 7.7%. Residential mortgage loan commitments have an approximate average committed rate of 6.6% and approximate average fees and discounts of 0.2%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration.

     At September 30, 2006 and 2005, the Bank had commitments to sell loans of approximately $91.2 million and $173.2 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank's loans receivable held for sale would be exposed to
market fluctuations.   Management does not expect any other party to
default on its obligations and, therefore, does not expect to incur any costs due to such possible default. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank's lower of cost or market valuation on its loans receivable held for sale.


(20) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and fair values of the Company's financial instruments presented in accordance with SFAS No. 107. Dollar amounts are expressed in thousands.




                                           September 30, 2006           September 30, 2005
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Financial Assets:
  Cash and cash equivalents          $  11,442         11,442         35,334         35,334
  Securities available for sale             50             50            237            237
  Stock in Federal Home Loan Bank       24,043         24,043         22,390         22,390
  Mortgage-backed securities:
    Available for sale                  97,259         97,259        129,302        129,302
    Held to maturity                       325            333            431            447
  Loans receivable:
    Held for sale                       50,462         50,464         94,130         94,203
    Held for investment              1,287,709      1,278,375      1,226,514      1,265,411
  Mortgage servicing rights              1,089          1,089            911            911
  Lending commitments on mortgage loans
     held for sale - fixed rate            20              20            (26)           (26)
  Lending commitments on mortgage loan
     held for sale - floating rate          --             --             52             52
Financial Liabilities:
  Customer deposit accounts            722,799        719,846        707,892        704,432
  Brokered deposit accounts            128,243        128,373         94,802         94,544
  Advances from FHLB                   499,357        498,475        465,907        465,961
  Securities sold under agreements
     to repurchase                          --             --        122,000        121,891
  Commitments to sell loans                (22)           (22)            29             29





                                           September 30, 2006           September 30, 2005
                                      --------------------------    -------------------------
                                       Contract or    Estimated      Contract or    Estimated
                                        Notional      Unrealized      Notional      Unrealized
                                        Amount           Gain         Amount           Gain
                                      --------------------------    -------------------------
Unrecognized financial instruments:
  Lending commitments - fixed
    rate, net                        $  28,690             62         22,008              4
  Lending commitments - floating
    rate                                 1,952             49          1,624             41
  Commitments to sell loans                 --             --             --             --


     The fair value estimates presented are based on pertinent information available to management as of September 30, 2006 and 2005. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.


(21) RESTATEMENT

     In connection with the preparation of the Company's Consolidated Statements of Cash Flows, management reconsidered the classification of repayments on its loans held for sale in accordance guidance under Statement of Financial Accounting Standard No. 95, "Statement of Cash Flows" ("SFAS 95").

     The Company has historically classified principal repayments on its loans held for sale in the investing section of the statement of cash flows. The SEC has taken exception with this treatment, and informed the Company that principal repayments on loans held for sale should be classified in the operating section of the statement of cash flows in accordance with guidance under SFAS 95. Additionally, as a result of researching this classification issue, management discovered an error in its calculation of originations and principal repayments of loans held for sale reported in the statement of cash flows.

     The following table illustrates the restatement made to the Consolidated Statement of Cash Flows. Dollar amounts are expressed in thousands:

                                                      Year Ended
                                                     September 30,
                                                  -------------------
                                                    2005       2004
                                                  -------------------
Net cash from operating activities,
  as previously reported                       $  (37,404)   (37,088)
Reclassification of principal repayments
  of loans receivable held for sale                35,468     31,834
Correction of origination and principal
  repayments of loans receivable held for sale    (18,998)   (50,594)
                                                  --------   --------
Reported net cash from operating activities    $  (20,934)   (55,848)
                                                  ========   ========

Net cash from investing activities,
  as previously reported                       $ (112,655)  (204,966)
Reclassification of principal repayments
  of loans receivable held for sale               (35,468)   (31,834)
Correction of origination and principal
  repayments of loans receivable held for sale     18,998     50,594
                                                  --------   --------
Reported net cash from investing activities    $ (129,125)  (186,206)
                                                  ========   ========


(22) SUBSEQUENT EVENT

     On November 6, 2006, the Company signed a letter of intent to issue $25 million in adjustable rate Trust Preferred Securities. The securities mature in thirty years and are redeemable, in whole or in part, anytime without penalty after five years. The Company expects to receive funding in December 2006.

(23) PARENT COMPANY FINANCIAL INFORMATION

NASB Financial, Inc.
Balance Sheets






                                                                                 September 30,
                                                                           -----------------------
                                                                              2006        2005
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                  $      935         933
Loans receivable                                                                1,191       1,215
Accrued interest receivable                                                         4           4
Investment in subsidiary                                                      137,796     134,762
Investment in LLC                                                              16,737      12,206
                                                                           -----------------------
                                                                            $ 156,663     149,120
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Escrows                                                                   $      40          44
  Income taxes payable                                                             51         189
                                                                           -----------------------
      Total liabilities                                                            91         233
                                                                           -----------------------

Stockholders' equity
  Common stock                                                                  1,479       1,479
  Additional paid-in capital                                                   16,311      16,256
  Retained earnings                                                           162,631     151,331
  Treasury stock                                                              (22,061)    (17,952)
  Accumulated other comprehensive income                                       (1,788)     (2,227)
                                                                           -----------------------
      Total stockholders' equity                                              156,572     148,887
                                                                           -----------------------
                                                                            $ 156,663     149,120
                                                                           =======================



NASB Financial, Inc.
Statements of Income



                                                        Years Ended September 30,
                                                  ------------------------------------
                                                     2006         2005         2004
                                                  ------------------------------------
                                             (Dollars in thousands)
Income:
  Income from Subsidiary                         $  20,640       25,415       25,192
  Interest and dividend income                          73           96           38
  Income from investment in LLC                        147           --           --
  Gain on sale of real estate owned                     93          680           --
                                                  ------------------------------------
     Total income                                   20,953       26,191       25,230
                                                  ------------------------------------
Expenses:
  Professional fees                                     57           39           29
  Provision for loss on real estate owned               --           --           --
  Real estate owned expense                             --           16           24
  Loss on sale of securities available for sale         --           --           --
  Other expense                                         54           80           42
                                                  ------------------------------------
    Total general expense                              111          135           95
                                                  ------------------------------------
  Income before income tax expense                  20,842       26,056       25,135
                                                  ------------------------------------
Income tax expense (benefit)                            74          230          (21)
                                                  ------------------------------------
      Net income                                  $ 20,768       25,826       25,156
                                                  ====================================


NASB Financial, Inc.
Statements of Cash Flows



                                                              Years ended September 30,
                                                            -----------------------------
                                                               2006      2005      2004
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 20,768    25,826    25,156
  Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
    Income from investment in LLC                               (147)       --        --
    Gain on sale of real estate owned                            (93)     (680)       --
    Equity in undistributed earnings of subsidiary           (20,640)  (25,415)  (25,192)
    Change in income taxes receivable                           (137)      178        38
    Other                                                         --        --        35
                                                             ----------------------------
    Net cash (used in) provided by operating activities         (249)      (91)       37

Cash flows from investing activities:
 Dividends received from subsidiary                           18,100    15,500    16,500
 Principal repayments of loans receivable                         24        22        10
 Proceeds from sale of real estate owned                          93     3,545        --
 Real estate owned capital improvements                           --        --        --
 Investment in LLC                                            (4,385)   (4,224)   (5,710)
                                                             ----------------------------
    Net cash provided by investing activities                 13,832    14,843    10,800

Cash flows from financing activities:
  Cash dividends paid                                         (9,468)  (14,158)  (12,262)
  Stock options exercised                                         --        --       143
  Repurchase of common stock                                  (4,109)     (695)     (180)
  Change in escrows                                               (4)       (7)       51
                                                             -----------------------------
    Net cash used in financing activities                    (13,581)  (14,860)  (12,248)
                                                            -----------------------------
    Net increase (decrease) in cash and cash equivalents           2      (108)    1,411
    Cash and cash equivalents at beginning of period             933     1,041     2,452
                                                            -----------------------------

    Cash and cash equivalents at end of period              $    935       933     1,041
                                                            =============================



Report of Independent Registered Public Accounting Firm
----------------------------------------------------------------------

Audit Committee, Board of Directors and Stockholders
NASB Financial, Inc.
Grandview, Missouri


     We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. (the "Company") as of September 30, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NASB Financial, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NASB Financial, Inc.'s internal control over financial reporting as of September 30, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated November 22, 2006 expressed unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting.


/s/ BKD LLP

November 22, 2006
Kansas City, Missouri

SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS
----------------------------------------------------------------------
     The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands except per share data.




                               First      Second      Third      Fourth
2006                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 23,992     24,327      25,121      25,692      99,132
Interest expense               11,732     12,706      13,500      14,583      52,521
                             --------------------------------------------------------
Net interest income            12,260     11,621      11,621      11,109      46,611
Provision for loan losses          65         93         250         337         745
                             --------------------------------------------------------
Net interest income after
  provision for loan losses    12,195     11,528      11,371      10,772      45,866
Other income                    5,841      5,321       6,622       6,740      24,524
General and administrative
  expenses                      9,897      9,482       9,571       8,298      37,248
                             --------------------------------------------------------
Income before income taxes      8,139      7,367       8,422       9,214      33,142
Income tax expense              2,930      2,652       3,244       3,548      12,374
                             --------------------------------------------------------
Net income                   $  5,209      4,715       5,178       5,666      20,768
                             ========================================================
Earnings per share           $   0.62       0.56        0.61        0.68        2.47
                             ========================================================
Average shares outstanding      8,435      8,417       8,396       8,338       8,397



                               First      Second      Third      Fourth
2005                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 19,438     20,000      21,664      22,671      83,773
Interest expense                6,206      7,411       8,402      10,455      32,474
                             --------------------------------------------------------
Net interest income            13,232     12,589      13,262      12,216      51,299
Provision for loan losses         167        250          --         105         522
                             --------------------------------------------------------
Net interest income after
  provision for loan losses    13,065     12,339      13,262      12,111      50,777
Other income                    6,504      6,024       6,890       9,094      28,512
General and administrative
  expenses                      8,673      8,883      10,150      11,145      38,851
                             --------------------------------------------------------
Income before income taxes     10,896      9,480      10,002      10,060      40,438
Income tax expense              3,977      3,413       3,601       3,621      14,612
                             --------------------------------------------------------
Net income                   $  6,919      6,067       6,401       6,439      25,826
                             ========================================================
Earnings per share           $   0.82       0.72        0.75        0.77        3.06
                             ========================================================
Average shares outstanding      8,455      8,455       8,448       8,444       8,451








BOARD OF DIRECTORS OF NASB FINANCIAL INC., AND NORTH AMERICAN SAVINGS
BANK, F.S.B.
----------------------------------------------------------------------
DAVID H. HANCOCK
Chairman and Chief Executive Officer
NASB Financial, Inc. and North American Savings Bank

KEITH B. COX
President
NASB Financial, Inc. and North American Savings Bank

PAUL L. THOMAS
Vice President
NASB Financial, Inc.
Executive Vice President and Chief Credit Officer
North American Savings Bank

FREDERICK V. ARBANAS
Jackson County Legislature
Retired President, Fred Arbanas, Inc. National Yellow Pages Service Kansas City, Missouri

BARRETT BRADY
Senior Vice President, Highwood Properties, Inc.
Kansas City, Missouri

A. RAY CECRLE
First Vice President, Stifel, Nicolaus & Company, Inc.
Overland Park, Kansas

LINDA S. HANCOCK
Linda Smith Hancock Interiors
Kansas City, Missouri

FLETCHER M. LAMKIN
President, Westminster College
Fulton, Missouri

W. RUSSELL WELSH
President & CEO, Polsinelli Shalton Welte Suelthaus
Kansas City, Missouri

OFFICERS OF NASB FINANCIAL, INC.
--------------------------------------------------------------------
DAVID H. HANCOCK
Chairman
Chief Executive Officer

KEITH B. COX
President

RHONDA NYHUS
Vice President and Treasurer

SHAUNA OLSON
Corporate Secretary

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

KEITH B. COX
President

PAUL L. THOMAS
Executive Vice President
Chief Credit Officer

JAMES A. WATSON
Executive Vice President
Banking Compliance

RHONDA NYHUS
Senior Vice President
Chief Financial Officer

SHAUNA OLSON
Corporate Secretary

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

SCOTT HAASE
Vice President, Residential Lending

JENNIE HARRIS
Vice President, Residential Lending

JEFF JACKSON
Vice President, Information Technology

LISA LILLARD
Vice President, Loan Servicing

LISA M. REYNOLDS
Vice President, Construction Lending

RICK SPECIALE
Vice President, Internal Audit

RON STAFFORD
Vice President, Residential Lending

CHRISTINE TODD
Vice President, Risk Management

DRAKE VIDRINE
Vice President, Construction Lending

DONNA WILLIAMS
Vice President, Construction Lending


OTHER DISCLOSURES REGARDING DIRECTORS, OFFICERS, AND EMPLOYEES OF NASB
  FINANCIAL, INC.
----------------------------------------------------------------------
AUDIT COMMITTEE
     During fiscal year ended September 30, 2006, Directors Brady, Arbanas, and Cecrle served on the Company's audit committee. Director Brady serves as the audit committee chairman and financial expert. Director Brady meets the audit committee independence requirements as prescribed by provisions of the Sarbanes-Oxley Act.


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

2002 East Mechanic
Harrisonville, Missouri

8501 North Oak Trafficway
Kansas City, Missouri

7012 NW Barry Road
Kansas City, Missouri


RESIDENTIAL LENDING
949 NE Columbus
Lee's Summit, Missouri

4350 S National Avenue, Suite A100
Springfield, Missouri

One Hallbrook Place
11150 Overbrook Road, Suite 225
Leawood, Kansas

INTERNET LENDING
11225 College Boulevard, Suite 400
Overland Park, Kansas

CONSTRUCTION LENDING
12520 South 71 Highway
Grandview, Missouri

LOAN ADMINISTRATION
12520 South 71 Highway
Grandview, Missouri


INVESTOR INFORMATION
-------------------------------------------------------------------
ANNUAL MEETING OF STOCKHOLDERS:
     The Annual Meeting of Stockholders will be held on Tuesday, January 23, 2007, at 8:30 a.m. in the lobby of North American Savings Bank, 12498 South 71 Highway, Grandview, Missouri.

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


COMMON STOCK PRICES AND DIVIDENDS
-------------------------------------------------------------------
     At September 30, 2006, stockholders held 8,418,642 outstanding shares of NASB Financial, Inc. common stock. The Company paid cash dividends of $0.20 per share in February, May, and August of 2004. The Company paid a cash dividend of $1.00 in November 2004. Cash dividends of $0.225 per share were paid in February, May, and August 2005. The Company paid a cash dividend of $0.45 in November 2005. Cash dividends of $0.225 per share were paid in February, May, and August 2006.

     The table below reflects the Bank's high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                      Fiscal 2006            Fiscal 2005
                   ----------------       ----------------
Quarter ended        High      Low          High      Low
-----------------------------------------------------------
December 31       $ 39.65    35.75         40.81    35.54
March 31            40.32    34.00         46.79    38.22
June 30             35.69    33.14         43.56    36.25
September 30        41.07    31.80         44.77    38.70