Form 10-K, Exhibit 13
period 2007-09-30
NASB FINANCIAL INC
filed 2007-12-14
CIK 1059131

NASB FINANCIAL, INC.
2007 ANNUAL REPORT
-------------------------------------------------------------------

CONTENTS

2     Letter to Shareholders
4     Selected Consolidated Financial and Other Data
5-15  Management's Discussion and Analysis of Financial Condition and
          Results of Operations
16-44 Consolidated Financial Statements
45    Report of Independent Registered Public Accounting Firm
46    Summary of Unaudited Quarterly Operating Results and Listing
          of Directors
47    Listing of Officers and Other Disclosures
48    Listing of Branch Offices and Investor Information
49    Common Stock Prices and Dividends



FINANCIAL HIGHLIGHTS





                                             2007       2006       2005       2004      2000     1990
                                         ---------------------------------------------------------------
                                                    Dollars in thousands, except per share data
For the year ended September 30:
  Net interest income                    $    41,679     46,661     51,299    53,044   35,838    7,983
  Net interest spread                          2.53%      2.87%      3.47%     4.14%    3.71%    1.99%
  Other income                           $    21,198     24,524     28,512    21,813    9,409    2,774
  General and administrative expenses         36,329     37,248     38,851    34,602   20,120    8,169
  Net income (loss)                           15,319     20,768     25,826    25,156   14,721     (369)
  Basic earnings per share                      1.89       2.47       3.06      2.98     1.66    (0.18)
  Cash dividends paid                          7,337      9,468     14,158    12,262    3,370       --
  Dividend payout ratio                       47.90%     45.59%     54.82%    48.74%   22.89%       --

At year end:
  Assets                                 $ 1,506,483  1,524,796  1,556,344 1,361,888  984,525  388,477
  Loans                                    1,316,592  1,338,171  1,320,644 1,114,569  914,012  180,348
  Investment securities                       80,881     97,634    129,970   171,791   20,451  179,599
  Customer and brokered deposit accounts     855,536    851,042    802,694   683,740  621,665  333,634
  Stockholder's equity                       149,392    156,572    148,887   138,991   83,661   16,772
  Book value per share                         18.99      18.82      17.65     16.44     9.84     1.83
  Basic shares outstanding (in thousands)      7,868      8,319      8,437     8,455    8,500    9,148

Other financial data:
  Return on average assets                     1.01%      1.35%      1.77%     2.04%    1.63%  (0.20)%
  Return on average equity                    10.01%     13.60%     17.94%    18.88%   18.12%  (2.50)%
  Stockholder's equity to assets               9.92%     10.27%      9.57%    10.21%    8.50%    4.30%
  Average shares outstanding (in thousands)    8,101      8,397      8,451     8,456    8,863    8,116


Selected year end information:
  Stock price per share: Bid             $     35.76      39.79      39.57     38.16    14.50    1.03
                         Ask                   35.80      39.90      40.00     39.02    15.50    1.13







Per share amounts have been adjusted to give retroactive effect to the four-for-one stock split, which occurred during the fiscal year ended September 30, 1999.

(LOGO)

                                                  December 1, 2007



Dear Shareholder:


     I am in the unfortunate position of reporting a second consecutive year of reduced results for your company. Similar to last year, I'll note our results compared to recent years:

                                                  Previous Five Years'
                                                  --------------------
                                     Fiscal 2007         Average
                                     -----------         -------
     Net income (in thousands)        $  15,319        $  23,119
     Net interest income (in thousands)  41,679           47,924
     Return on average equity            10.01%           16.97%
     Return on average assets             1.01%            1.77%


     The past year has been particularly difficult for NASB. While I am aware that most financial institutions have experienced lower returns, we don't expect to be graded on a curve, and are disappointed in these results.

     While we have continued to focus on the higher quality borrowers, we are predominantly a real estate lender, and no one in this space has proved to be immune from the difficulties presented by the recent environment. The following comments are intended to provide our shareholders with information as to how we have positioned ourselves, and to what degree the highly publicized residential real estate problems have impacted this company.

     First, you will note that we show ownership of mortgage-backed securities totaling approximately $81 million at year-end. Unrelated to the securities that have received so much publicity, and caused tremendous losses (both $ and jobs) at some institutions, our mortgage-backed assets are guaranteed by the government-sponsored enterprises (Fannie Mae and Freddie Mac).

     The other real estate sectors upon which we have focused are described on page six and in footnote five. We have committed approximately twenty-four percent of our total assets to residential development/construction lending. These loans are primarily to local builders with whom we have long-standing relationships, and are, for the most part, considered to be the preeminent companies in the Kansas City residential construction market. The few loans we have outside of our area are mostly participations in developments that are sponsored by national builders that are well capitalized, and expose us to areas that have more growth than the Kansas City market.

     While we are experiencing generally favorable results from these loans, sales have slowed considerably, and many builders are being challenged more than in previous years. According to the KC Area Realtors Association, resales of existing homes have recently declined by ~5%, and new home sales by ~30%. There is approximately a nine-month supply of new and used homes available, greater than the five to six months typically on the market. As new construction slows, this "excess" supply will diminish, but there is substantial debate whether the return to normal conditions will take several months, or a substantially longer period.

     As additionally described on page six and in footnote five, we have devoted approximately twenty-seven percent of our assets to permanent residential lending. Similar to lenders' experience throughout the United States, our delinquencies and foreclosures have increased during the past year; however, we expect our experience to remain acceptable in this area. For the past fifteen years we have originated residential loans to individuals that do not meet agency standards, but have substantial equity in their home, have sufficient documentable income with which to meet their mortgage obligations, or have other characteristics that make us think satisfactory repayment is likely. Over 95% of our portfolio is secured by first liens on the property. We have generally had higher standards for the second mortgages we have originated. For the most part, this strategy has been successful, and we have continued to not experience unacceptable losses in this area.

      The other area of our emphasis is commercial real estate lending. This sector comprises approximately thirty-one percent of our assets, and consists of loans secured by a variety of property types, generally with long-term leases to substantial tenants. In almost every instance, we have the additional security of full recourse to one or more substantial individuals. Our experience to date has been very favorable.

     As stated above, no active real estate lender can be immune to the recent conditions in our various markets. Accordingly, as noted in the accompanying financial statements, we increased our loan loss reserves through a provision of $1.6 million during the past year. We will continue to adjust our reserves in the coming year as dictated by our experiences, and by market conditions.

     In addition to the challenging real estate markets, in the past year we have continued to face an unfavorable interest rate structure. At September 30, 2006, the spread between the three-month Treasury bill, and the ten-year note was a negative twenty-eight basis points. This spread was slightly positive at June 30, 2007, and the recent reductions in targets by the Federal Reserve Board caused this spread to be a positive 65 basis points at our year-end. While not a historically large difference, this change does provide some relief to lenders who typically create liabilities for periods shorter than loan terms. A large part of the better results in previous years, noted at the beginning of this letter, were achieved in a period when the referenced spread was in excess of 200 basis points.

     To meet these many challenges, we have an effective infrastructure and an experienced management team. We are committed to controlling our expenses, continuing to focus on maintaining high asset quality, and to making decisions that will ultimately enhance our shareholders' value. We are encouraged by the opportunities that await us in 2008, and, again this year, appreciate your continued support.


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




SUMMARY STATEMENT OF OPERATIONS             2007      2006     2005     2004     2003
-----------------------------------------------------------------------------------------
  Interest income                     $   103,818    99,132   83,773   73,128   72,624
  Interest expense                         62,139    52,521   32,474   20,084   23,620
                                         ------------------------------------------------
    Net interest income                    41,679    46,611   51,299   53,044   49,004
  Provision for loan losses                 1,634       745      522      465      538
                                         ------------------------------------------------
    Net interest income after provision
      for loan losses                      40,045    45,866   50,777   52,579   48,466
  Other income                             21,198    24,524   28,512   21,813   16,235
  General and administrative expenses      36,329    37,248   38,851   34,602   25,733
                                         ------------------------------------------------
    Income before income tax expense       34,914    33,142   40,438   39,790   38,968
   Income tax expense                       9,595    12,374   14,612   14,634   14,999
                                         ------------------------------------------------
      Net income                       $   15,319    20,768   25,826   25,156   23,969
                                         ================================================

Earnings per share:
  Basic                                $     1.89      2.47     3.06     2.98     2.84
  Diluted                                    1.88      2.46     3.05     2.97     2.84

Average shares outstanding (in thousands)   8,101     8,397    8,451    8,456    8,434




SUMMARY BALANCE SHEET                        2007     2006      2005      2004     2003
-----------------------------------------------------------------------------------------
Assets:
  Bank deposits                        $   18,847     6,511    27,523    10,081    20,640
  Stock in Federal Home Loan Bank          22,307    24,043    22,390    17,808    15,606
  Securities                               80,881    97,584   129,970   171,791    11,160
  Loans receivable held for sale, net      47,233    50,462    94,130   246,468   168,292
  Loans receivable held for
     Investment, net                    1,269,359 1,287,709 1,226,514   868,101   853,414
  Non-interest earning assets              67,856    58,487    55,817    47,639    38,247
                                         -------------------------------------------------
    Total assets                       $1,506,483 1,524,796 1,556,344 1,361,888 1,107,359
                                         =================================================

Liabilities:
  Customer & brokered deposit accounts $  855,536   851,042   802,694   683,740   654,688
  Advances from Federal Home Loan Bank 	  458,933   499,357   465,907   367,341   308,088
  Subordinated debentures                  25,774        --        --        --        --
  Securities sold under agreements to
     repurchase                                --        --   122,000   159,100        --
  Non-interest costing liabilities         16,848    17,825    16,856    12,716    17,149
                                         -------------------------------------------------
    Total liabilities                   1,357,091 1,368,224 1,407,457 1,222,897   979,925
  Stockholders' equity                    149,392   156,572   148,887   138,991   127,434
                                         -------------------------------------------------
    Total liabilities and
      stockholders' equity             $1,506,483 1,524,796 1,556,344 1,361,888 1,107,359
                                         =================================================
  Book value per share                 $    18.99    18.82      17.65     16.44    15.09
                                         =================================================


 OTHER DATA                                  2007     2006      2005     2004      2003
                                         -------------------------------------------------
  Loans serviced for others              $  84,735  101,076   107,131   118,663   178,197
  Number of full service branches                9        8         8         8         8
  Number of employees                          312      362       441       429       378
  Shares outstanding (in thousands)          7,868    8,319     8,437     8,455     8,443


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

     The Bank operates nine deposit branch locations, three residential loan origination branch offices, and one residential construction loan origination office, primarily in the greater Kansas City area. The Bank also operates one commercial real estate loan origination office at it's headquarters in Grandview, Missouri. Consumer loans are also offered through the Bank's branch network. Customer deposit accounts are insured up to allowable limits by the Deposit Insurance Fund ("DIF"), a division of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of Thrift Supervision ("OTS") and the FDIC.

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

     These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from the plans, objectives, goals, expectations, anticipations, estimates and intentions expressed in the forward-looking statements:

- the strength of the U.S. economy in general and the strength of the local economies in which we conduct operations;
- the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
- the effects of, and changes in, foreign and military policy of the United States Government; inflation, interest rate, market and monetary fluctuations;
- the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
- the willingness of users to substitute competitors' products and services for our products and services;
- our success in gaining regulatory approval of our products, services and branching locations, when required;
- the impact of changes in financial services' laws and regulations, including laws concerning taxes, banking, securities and insurance;
- technological changes;
- acquisitions and dispositions;
- changes in consumer spending and saving habits; and
- our success at managing the risks involved in our business.

     This list of important factors is not all-inclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

FINANCIAL CONDITION
     Total assets as of September 30, 2007, were $1,506.5 million, a decrease of $18.3 million from the prior year-end. Average interest-earning assets decreased $18.1 million from the prior year to $1,462.0 million.

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2007, the Bank originated $1,001.7 million in mortgage loans held for sale, $401.5 million in mortgage loans held for investment, and $9.1 million in other loans. This total of $1,412.3 million in loan originations was a decrease of $60.1 million over the prior fiscal year.

     Loans held for sale as of September 30, 2007, were $47.2 million, and consisted entirely of mortgage loans held for sale with servicing released. All loans held for sale are carried at the lower of cost or fair value.

     The balance of total loans held for investment at September 30, 2007, was $1,277.5 million, a decrease of $18.2 million from September 30, 2006. This decrease related primarily to the Bank's construction and development portfolio and resulted from a general slowdown in the residential construction market. During fiscal 2007, total originations and purchases of mortgage loans and other loans held for investment were $410.7 million. The gross balance of loans on business properties was $490.0 million at September 30, 2007, compared to $482.0 million as of the previous year-end. The gross balance of construction and development loans was $476.1 million at September 30, 2007, a decrease of $29.9 million.

     The balance of mortgage servicing rights at September 30, 2007, was $911,000, a decrease of $178,000 from September 30, 2006. Originated mortgage servicing rights of $6,000 were capitalized during the year ended September 30, 2007. The total outstanding balance of mortgage loans serviced for others was $84.7 million, a decrease of $16.3 million from the prior fiscal year-end.

     The following graphs summarize the Company's total assets as of September 30, 2007 and 2006.


Total Assets - Fiscal 2007

                                               Percent of
Asset Category                                Total Assets
--------------                                -------------
Permanent loans on business properties             31%
Permanent loans on residential properties          27%
Construction and development loans                 24%
Cash and investments                                9%
Other loans                                         5%
Other non-earning assets                            4%
                                                 ------
                                                  100%
                                                 ======

Total Assets - Fiscal 2006

                                               Percent of
Asset Category                                Total Assets
--------------                                -------------
Permanent loans on business properties             31%
Permanent loans on residential properties          27%
Construction and development loans                 24%
Cash and investments                                9%
Other loans                                         5%
Other non-earning assets                            4%
                                                 ------
                                                  100%
                                                 ======

     Total liabilities were $1,357.1 million at September 30, 2007, a decrease of $11.1 million from the previous year. Average interest-costing liabilities during fiscal year 2006 were $1,359.7 million, a decrease of $13.3 million from fiscal 2006.

     Total customer deposit accounts at September 30, 2007, were $722.1 million, a decrease of $697,000 from the prior year-end. The total change in customer deposits was comprised of a decrease of $7.4 million in savings accounts and a decrease of $1.4 million in money market demand accounts, offset by increases of $6.9 million in demand deposit accounts and $1.2 million in certificates of deposit. Additionally, the Company held a total of $133.4 million in brokered deposits at September 30, 2007, an increase of $5.2 million from September 30, 2006. The average interest rate on customer and brokered deposits at September 30, 2007, was 4.30%, an increase of 32 basis points from the prior year-end. The average balance of customer and brokered deposits during fiscal 2007 was $819.5 million, a decrease of $47.8 million from fiscal 2006.

     Advances from the FHLB were $458.9 million at September 30, 2007, a decrease of $40.4 million from the prior fiscal year-end. During fiscal year 2007, the Bank borrowed $353.7 million of new advances and made $393.8 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

     Subordinated debentures were $25.8 million as of September 30, 2007. Such debentures resulted from the issuance of pooled Trust Preferred Securities through the Company's wholly owned statutory trust, NASB Preferred Trust I. The Trust used the proceeds from the offering to purchase a like amount of the Company's subordinated debentures. The debentures, which have a variable rate of 1.65% over the 3-month LIBOR and a 30-year term, are the sole assets of the Trust. The debentures are callable, in whole or in part, after five years of the issuance date.

     During the year ended September 30, 2007, the Company repurchased a total of 451,028 shares of its common stock at a cost of $16.4 million. Also during fiscal 2007, the Company paid a total of $7.3 million in cash dividends to its stockholders.

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

     During fiscal year 2007, average interest-earning assets exceeded average interest-costing liabilities by $102.3 million, which was 6.7% of average total assets. In fiscal year 2006, average interest-earning assets exceeded average interest-costing liabilities by $107.1 million, which was 7.0% of average total assets.

     The net interest spread (earning yield less costing rate) for the fiscal year ended September 30, 2007, was 2.53%, a decrease of 34 basis points from the prior year. The net interest spread for the fiscal year ended September 30, 2006, was 2.87%, a decrease of 60 basis points from the prior year. The downward trend in net interest margin is a result of various factors, including, but not limited to, generally rising interest rates and a flattening treasury yield curve.
Management believes that the effect of these economic factors could cause this trend to continue, but is partially mitigated by the large percentage of assets held in adjustable rate instruments.

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


                                                            As of
                                     Fiscal 2007           9/30/07
                              ---------------------------
                              Average              Yield/     Yield/
                              Balance   Interest    Rate       Rate
                            ----------------------------------------
Interest-earning assets:
  Loans receivable        $  1,339,370   99,067    7.40%      7.15%
  Mortgage-backed securities    89,972    3,157    3.51%      4.19%
  Investments                   25,145    1,254    4.99%      4.25%
  Bank deposits                  7,506      340    4.53%      4.27%
                            ----------------------------------------
    Total earning assets     1,461,993  103,818    7.10%      6.90%
                                       -----------------------------
Non-earning assets              63,799
                            ----------
      Total               $  1,525,792
                            ==========

Interest-costing liabilities:
  Customer checking and savings
    deposit accounts      $    169,264    2,036    1.20%      1.20%
  Customer and brokered
    certificates of deposit    650,273   31,476    4.84%      5.09%
  FHLB advances                512,341   26,811    5.23%      5.08%
  Subordinated debentures       20,269    1,421    7.01%      7.01%
  Repurchase agreements          7,546      395    5.23%        --%
                            ----------------------------------------
Total costing liabilities    1,359,693   62,139    4.57%      4.62%
                                       -----------------------------
Non-costing liabilities         12,668
Stockholders' equity           153,431
                            ----------
    Total                 $  1,525,792
                            ==========
Net earning balance       $    102,300
                            ==========
Earning yield less costing rate                    2.53%      2.28%
                                                 ===================
Average interest-earning
    assets                $  1,461,993
                            ==========
Net interest                             41,679
                                        ========
Net yield spread on avg.
  Interest-earning assets                          2.85%
                                                 ========



                                                            As of
                                     Fiscal 2006           9/30/06
                              ---------------------------
                              Average              Yield/     Yield/
                              Balance   Interest    Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable        $  1,336,590   93,830    7.02%      7.16%
  Mortgage-backed securities   112,201    4,163    3.71%      4.26%
  Investments                   23,417      900    3.84%      4.26%
  Bank deposits                  7,929      239    3.01%      4.81%
                              --------------------------------------
    Total earning assets     1,480,137   99,132    6.70%      6.91%
                                       -----------------------------
Non-earning assets              57,259
                              --------
      Total               $  1,537,396
                              ========

Interest-costing liabilities:
  Customer checking and savings
    deposit accounts      $    184,180    1,968    1.07%      1.05%
  Customer and brokered
    certificates of deposit    683,167   27,978    4.10%      4.74%
  FHLB advances                481,422   21,791    4.53%      5.21%
  Repurchase agreements         24,231      784    3.24%        --%
                              --------------------------------------
Total costing liabilities    1,373,000   52,521    3.83%      4.43%
                                       -----------------------------
Non-costing liabilities         12,468
Stockholders' equity           151,928
                              --------
    Total                 $  1,537,396
                              ========
Net earning balance       $    107,137
                              ========
Earning yield less costing rate                    2.87%      2.48%
                                                 ===================
Average interest-earning
    assets                $  1,480,137
                               ========
Net interest                             46,611
                                        ========
Net yield spread on avg.
  Interest-earning assets                          3.15%
                                                 ========



                                                            As of
                                     Fiscal 2005           9/30/05
                              ---------------------------
                              Average              Yield/     Yield/
                              Balance   Interest    Rate       Rate
                              --------------------------------------
Interest-earning assets:
  Loans receivable        $  1,218,854   77,267    6.34%      6.50%
  Mortgage-backed securities   151,686    5,653    3.73%      4.26%
  Investments                   21,406      562    2.63%      1.40%
  Bank deposits                 10,357      291    2.81%      3.10%
                              --------------------------------------
    Total earning assets     1,402,303   83,773    5.97%      6.17%
                                       -----------------------------
Non-earning assets              50,065
                              --------
      Total               $  1,452,368
                              ========

Interest-costing liabilities:
  Customer checking and savings
    deposit accounts      $    199,411    1,557    0.78%      0.99%
  Customer and brokered
    certificates of deposit    534,218   15,525    2.91%      3.58%
  FHLB advances                430,581   11,735    2.73%      3.81%
  Repurchase agreements        135,569    3,657    2.70%      3.14%
                              --------------------------------------
Total costing liabilities    1,299,779   32,474    2.50%      3.26%
                                       -----------------------------
Non-costing liabilities         10,426
Stockholders' equity           142,163
                              --------
    Total                 $  1,452,368
                              ========
Net earning balance       $    102,524
                              ========
Earning yield less costing rate                    3.47%      2.91%
                                                 ===================
Average interest-earning
    assets                $  1,402,303
                               ========
Net interest                             51,299
                                        ========
Net yield spread on avg.
  Interest-earning assets                          3.66%
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


                                   Year ended September 30, 2007
                                            compared to
                                   year ended September 30, 2006
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $  5,079      195       (37)     5,237
  Mortgage-backed securities    (224)    (825)       43     (1,006)
  Investments                    269       66        19        354
  Bank deposits                  121      (13)       (7)       101
                            ----------------------------------------
Net change in interest income  5,245     (577)       18      4,686
                            ----------------------------------------
Components of interest expense:
  Customer and brokered
     deposit accounts          5,551   (1,649)     (336)     3,566
  FHLB advances                3,370    1,401       249      5,020
  Subordinated debentures         --       --     1,421      1,421
  Repurchase agreements          482     (541)     (330)      (389)
                            ----------------------------------------
Net change in
   interest expense            9,403     (789)    1,004      9,618
                            ----------------------------------------
(Decrease) increase in net
   interest income          $ (4,158)     212      (986)    (4,932)
                            ========================================


                                   Year ended September 30, 2006
                                            compared to
                                   year ended September 30, 2005
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $  8,288    7,464       811     16,563
  Mortgage-backed securities     (30)  (1,473)       13     (1,490)
  Investments                    259       53        26        338
  Bank deposits                   21      (68)       (5)       (52)
                            ----------------------------------------
Net change in interest income  8,538    5,976       845     15,359
                            ----------------------------------------
Components of interest expense:
  Customer and brokered
     deposit accounts          8,217    3,115     1,532     12,864
  FHLB advances                7,750    1,389       917     10,056
  Repurchase agreements          732   (3,006)     (599)    (2,873)
                            ----------------------------------------
Net change in
   interest expense           16,699    1,498     1,850     20,047
                            ----------------------------------------
(Decrease) increase in net
   interest income          $ (8,161)   4,478    (1,005)    (4,688)
                            ========================================



COMPARISON OF YEARS ENDED SEPTEMBER 30, 2007 AND 2006
     For the fiscal year ended September 30, 2007, the Company had net income of $15.3 million, or $1.89 per share, compared to net income $20.8 million, or $2.47 per share in the prior year.

     Total interest income for the year ended September 30, 2007, was $103.8 million, an increase of $4.7 million from fiscal year 2006. The average yield on interest-earning assets increased during fiscal 2007 to 7.10% from 6.70% during fiscal 2006, which resulted in an increase in interest income of $5.2 million. The average balance of interest-earning assets decreased from $1,480.1 million during fiscal 2006 to $1,462.0 million during fiscal 2007, resulting in a decrease in interest income of $577,000.

     Interest income on loans increased $5.2 million to $99.1 million in fiscal 2007, compared to $93.8 million during fiscal 2006. $5.1 million of that increase resulted from a 38 basis point increase in the average yield on loans outstanding during the fiscal year. The weighted average rate on loans receivable at September 30, 2007, was 7.15%, a one basis point decrease from September 30, 2006. $195,000 of the increase in interest on loans receivable resulted from a $2.8 million increase in the average balance of loans outstanding over the prior year. Interest income on mortgage-backed securities decreased $1.0 million to $3.2 million in fiscal 2007, compared to $4.2 million during fiscal 2006. Of that decrease, $825,000 resulted from a $22.2 million decrease in the average balance of mortgage-backed securities from the prior year and $224,000 resulted from a 20 basis point decrease in the average yield on mortgage-backed securities during the fiscal year.

     Total interest expense during the year ended September 30, 2007, increased $9.6 million from the prior year. Specifically, interest on customer and brokered deposit accounts increased $3.6 million during fiscal 2007. Of that increase, approximately $5.6 million resulted from a 64 basis point increase in the average rate paid on such interest-costing liabilities. This increase was partially offset by an approximate $1.6 million decrease which resulted from a $47.8 million decrease in the average balance of customer and brokered deposits accounts from the prior year. The average rate paid on FHLB advances increased 70 basis points, which resulted in an increase in interest on FHLB advances of approximately $3.4 million from fiscal year 2006. An additional increase of approximately $1.4 million resulted from a $30.9 million increase in the average balance of FHLB advances over the prior period. Management continues to use FHLB advances as a primary source
of short-term financing.   Interest expense on subordinated debentures
increased $1.4 million due to a $20.2 million increase in the average balance of such interest-costing liabilities, which were issued in December 2006.

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

     The provision for losses on loans was $1.6 million during the year ended September 30, 2007, compared to $745,000 during fiscal 2006. The allowance for loan losses was $8.1 million or 0.61% of the total loan portfolio and approximately 245% of total nonaccrual loans as of September 30, 2007. This compares with an allowance for loan losses of $8.0 million or 0.59% of the total loan portfolio and approximately 125% of the total nonaccrual loans as of September 30, 2006. The relatively small increase in the allowance for loan loss of $106,000 was the result of the aforementioned provision for loan loss resulting from management's analysis of the Bank's loan portfolios, largely offset by net charge-offs for the year of $1.5 million. Although the balance of the Bank's loan portfolios decreased during fiscal 2007, management determined that the slight increase in the allowance for loan loss was appropriate due to deteriorating conditions in the residential housing market. The provision for loss on loans related primarily to the charge-off of loans secured by residential construction properties and business properties. With regard to loan portfolio concentrations at September 30, 2007, loans secured by business properties made up thirty-three percent of the Bank's total loans receivable, and fifty-three percent of the allowance for loan losses was allocated to such loans. This compares to thirty-two percent of total loans receivable and fifty-seven percent of the allowance at September 30, 2006. At September 30, 2007, loans secured by residential properties made up twenty-nine percent of the Bank's total loans receivable, and twelve percent of the allowance for loan losses was allocated to such loans. This compares to twenty-nine percent of total loans receivable and ten percent of the allowance at September 30, 2006. At September 30, 2007, construction and development loans made up thirty-three percent of the Bank's total loans receivable, and twenty-one percent of the allowance for loan losses was allocated to such loans. This compares to thirty-four percent of total loans receivable and twenty-two percent of the allowance at September 30, 2006. Management believes that the quality of collateral, as well as general loan terms, of the Bank's loan portfolios have remained essentially unchanged from the prior year. Management also believes that the provision for loan losses is sufficient to provide for a level of loan loss allowance at year end that would adequately absorb all estimated credit losses on outstanding balances over the subsequent twelve-month period.

     Total other income for fiscal year 2007 was $21.2 million, a decrease of $3.3 million from the amount earned in fiscal year 2006. Specifically, provision for loss on real estate owned increased $1.6 million due to increased charge-offs on residential construction and business properties. Customer service fees and charges decreased $372,000 due primarily to a decrease in overdraft fees and return item charges. Loan service fees decreased $271,000 due primarily to an increase in amortization of capitalized servicing. Gain on sale of securities available for sale decreased $258,000 due to the fact that no securities were sold during fiscal 2007. Additionally, other income decreased $935,000 due to decreases in loan prepayment penalties, income from foreclosed assets held for sale, and income from the Company's investment in LLCs.

     Total general and administrative expenses for fiscal 2007 were $36.3 million, a decrease of $919,000 from the prior year. Specifically, compensation and fringe benefits decreased $1.1 million due primarily to a decrease in employee benefit related costs and the closing of a residential loan origination office located in St. Louis, Missouri during the third quarter of fiscal 2006. Other expense decreased $714,000 due primarily to a decrease in audit and consulting fees, as well as credit, appraisal, underwriting, legal and other costs related to mortgage banking operations and the construction and commercial real estate lending operations of the Bank. These decreases were offset by a $288,000 increase in commission-based mortgage banking compensations due primarily to an increase in mortgage-banking volume during fiscal 2007. Additionally, advertising and business promotion expense increased $565,000 due to increased costs related to the national mortgage banking operation and strategic direct marketing costs related to the retail banking operation.


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

     Total other income for fiscal year 2006 was $24.5 million, a decrease of $4.0 million from the amount earned in fiscal year 2005. Specifically, gain on sale of loans held for sale decreased $3.5 million due to a decrease in mortgage banking volume. Customer service fees and charges decreased $1.0 million due to a decrease in mortgage banking volume and a decrease in overdraft fees and return item charges. These decreases were offset by a $258,000 gain realized on the sale of securities available for sale. Additionally, loan service fees increased $252,000 due primarily to a decrease in amortization of capitalized servicing, and, recoveries on real estate owned increased $127,000 due recoveries realized on the sale of foreclosed assets held for sale in the current year.

     Total general and administrative expenses for fiscal 2006 were $37.2 million, a decrease of $1.6 million from the prior year. Specifically, compensation, fringe benefits, and commission-based mortgage banking compensation decreased $1.8 million due primarily to a decrease in mortgage banking volume. Advertising and business promotion decreased $347,000 due primarily to decreased volume in the national mortgage banking operation. These decreases were offset by a $362,000 increase in premises and equipment expense, which related primarily to the Company's new loan administration and construction lending facility that was completed in March 2005. Additionally, other expense increased $177,000 due to an increase in audit fees related to the implementation of Section 404 of the Sarbanes-Oxley Act of 2002.


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

     The following table is an interest rate sensitivity analysis, which summarizes information provided by the OTS that estimates the changes in NPV of the Bank's portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank's current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OTS compiled this information using data from the Bank's Thrift Financial Report as of September 30, 2007. The model output data associated with the -300 basis point scenario was suppressed because of the relatively low current interest rate environment. Dollar amounts are expressed in thousands.






                                                      NPV as % of PV of Assets
Changes in            Net Portfolio Value             ------------------------
  Market        ------------------------------------             Board approved
Interest rates    $ Amount    $ Change   % Change       Actual      minimum
----------------------------------------------------  ------------------------
    + 3%           135,315     (35,303)     -21%         9.4%         6%
    + 2%           149,298     (21,320)     -12%        10.2%         6%
    + 1%           161,578      (9,040)      -5%        10.9%         7%
  no change        170,618          --       --         11.3%         8%
    - 1%           178,973       8,355       +5%        10.7%         8%
    - 2%           188,059      17,441      +10%        12.1%         8%
    - 3%                --          --       --           --          8%





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


LIQUIDITY AND CAPITAL RESOURCES
     Effective July 18, 2001, the OTS adopted a rule that removed the regulation to maintain a specific average daily balance of liquid assets, but retained a provision that requires institutions to maintain sufficient liquidity to ensure their safe and sound operation. North American maintains a level of liquid assets adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The Bank's primary sources of liquidity are the sale and repayment of loans, retention of existing or newly acquired retail deposits, and FHLB advances. Management continues to use FHLB advances as a primary source of short-term funding. FHLB advances are secured by a blanket pledge agreement of the loan and securities portfolio, as collateral, supported by quarterly reporting of eligible collateral to FHLB. Available FHLB borrowings are limited based upon a percentage of the Bank's assets and eligible collateral, as adjusted by appropriate eligibility and maintenance levels. Management continually monitors the balance of eligible collateral relative to the amount of advances outstanding.
At September 30, 2007, the Bank had available advances at FHLB of $573.8 million, and outstanding advances of $458.9 million. The Bank has established relationships with various brokers, and, as a secondary source of liquidity, the Bank may purchase brokered deposit accounts. At September 30, 2007, the Bank has $133.4 million in brokered deposits, and it could purchase up to an additional $299.0 million in brokered deposits and remain "well capitalized" as defined by the OTS.

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

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September 30, 2007, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirements, is provided in the notes to the consolidated financial statements.

     Under OTS regulations, there is no limit to the amount of capital that the Bank may distribute to the Company in the form of dividends. However, each dividend distribution is subject to a thirty-day review by the OTS, who can take exception to any proposed dividend. Declared dividends remain unpaid until management receives written notification of "no exception" from the OTS.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
     Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments and standby letters of credit. The bank had outstanding commitments to originate mortgage loans for its portfolio and standby letters of credit totaling $20.4 million and $10.5 million, respectively, at September 30, 2007. In addition, the Bank had outstanding commitments to originate mortgage loans totaling $71.3 million at September 30, 2007, which it had committed to sell to outside investors. Since commitments may expire unused or be only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes that there are no material commitments to extend credit that represent risk of an unusual nature.

     Management anticipates that the Company will continue to have sufficient funds through repayments and maturities of loans and securities, deposits and borrowings, to meet its commitments.

     The following table discloses payments due on the Company's contractual obligations at September 30, 2007:






                                            Due in     Due from     Due from     Due in
                                 Total     < 1 year    1-3 years    3-5 years    > 5 years
                                ----------------------------------------------------------
Advances from FHLB            $  458,933    178,841     180,092      100,000        --
Subordinated debentures           25,774         --          --           --    25,774
Operating leases                   3,018        479       1,119          684       736
                                ----------------------------------------------------------
Total contractual obligations $  487,725    179,320     181,211      100,684    26,510
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

NASB Financial, Inc. and Subsidiary
Consolidated Balance Sheets




                                                                                 September 30,
                                                                           -----------------------
                                                                                2007        2006
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                $     26,050      11,442
Securities available for sale, at fair value                                       42          50
Stock in Federal Home Loan Bank, at cost                                       22,307      24,043
Mortgage-backed securities:
  Available for sale, at fair value                                            80,622      97,259
  Held to maturity, at cost                                                       217         325
Loans receivable:
  Held for sale, at lower of amortized cost or market value, net               47,233      50,462
  Held for investment, net                                                  1,277,456   1,295,700
Allowance for loan losses                                                      (8,097)     (7,991)
Accrued interest receivable                                                     8,398       8,205
Foreclosed assets held for sale, net                                            6,511       5,231
Premises and equipment, net                                                    15,765      12,994
Investment in LLCs                                                             19,058      16,737
Mortgage servicing rights, net                                                    911       1,089
Deferred income tax asset, net                                                  1,998       2,856
Other assets                                                                    8,012       6,394
                                                                           -----------------------
                                                                         $  1,506,483   1,524,796
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Customer deposit accounts                                              $    722,102     722,799
  Brokered deposit accounts                                                   133,434     128,243
  Advances from Federal Home Loan Bank                                        458,933     499,357
  Subordinated debentures                                                      25,774          --
  Escrows                                                                       9,468       8,910
  Income taxes payable                                                          1,261       2,602
  Accrued expenses and other liabilities                                        6,119       6,313
                                                                           -----------------------
    Total liabilities                                                       1,357,091   1,368,224
                                                                           -----------------------

Stockholders' equity:
  Common stock of $0.15 par value: 20,000,000 authorized; 9,857,112
    Shares issued at September 30, 2007 and 2006, respectively                  1,479       1,479
  Serial preferred stock of $1.00 par value: 7,500,000 shares
    authorized; none outstanding                                                   --          --
  Additional paid-in capital                                                   16,400      16,311
  Retained earnings                                                           170,613     162,631
  Treasury stock, at cost; 1,989,498 shares and 1,538,470 shares at
    September 30, 2007 and 2006, respectively                                 (38,418)    (22,061)
  Accumulated other comprehensive loss                                           (682)     (1,788)
                                                                           -----------------------
      Total stockholders' equity                                              149,392     156,572
                                                                           -----------------------
                                                                         $  1,506,483   1,524,796
                                                                           =======================




See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Income



                                                         Years Ended September 30,
                                                  ------------------------------------
                                                      2007         2006         2005
                                                  ------------------------------------
                                             (Dollars in thousands, except per share data)
Interest on loans receivable                      $  99,067       93,830       77,267
Interest on mortgage-backed securities                3,157        4,163        5,653
Interest and dividends on securities                  1,254          900          562
Other interest income                                   340          239          291
                                                  ------------------------------------
     Total interest income                          103,818       99,132       83,773
                                                  ------------------------------------
Interest on customer and brokered deposit accounts   33,512       29,946       17,082
Interest on advances from Federal Home Loan Bank     26,811       21,791       11,735
Interest on subordinated debentures                   1,421           --           --
Interest on securities sold under agreements
   to repurchase                                        395          784        3,657
                                                  ------------------------------------
    Total interest expense                           62,139       52,521       32,474
                                                  ------------------------------------
    Net interest income                              41,679       46,611       51,299
Provision for loan losses                             1,634          745          522
                                                  ------------------------------------
    Net interest income after provision
      for loan losses                                40,045       45,866       50,777
                                                  ------------------------------------
Other income (expense):
  Loan servicing fees, net                              103          374          122
  Impairment (loss) recovery on mortgage servicing
    rights                                               34          (10)           2
  Customer service fees and charges                   5,817        6,189        7,196
  Provision for (loss) recovery on real
    estate owned                                       (595)       1,026          899
  Gain on sale of securities available for sale          --          258           --
  Gain on sale of loans receivable held for sale     14,418       14,331       17,865
  Other                                               1,421        2,356        2,428
                                                  ------------------------------------
    Total other income                               21,198       24,524       28,512
                                                  ------------------------------------
General and administrative expenses:
  Compensation and fringe benefits                   15,567       16,657       16,831
  Commission-based mortgage banking compensation      7,310        7,022        8,651
  Premises and equipment                              3,637        3,600        3,238
  Advertising and business promotion                  4,178        3,613        3,960
  Federal deposit insurance premiums                    103          108          100
  Other                                               5,534        6,248        6,071
                                                  ------------------------------------
     Total general and administrative expenses       36,329       37,248       38,851
                                                  ------------------------------------
     Income before income tax expense                24,914       33,142       40,438
                                                  ------------------------------------
Income tax expense (benefit):
  Current                                             9,429       12,836       12,692
  Deferred                                              166         (462)       1,920
                                                  ------------------------------------
    Total income tax expense                          9,595       12,374       14,612
                                                  ------------------------------------
      Net income                                  $  15,319       20,768       25,826
                                                  ====================================

Basic earnings per share                          $    1.89         2.47         3.06
                                                  ====================================

Diluted earnings per share                        $    1.88         2.46         3.05
                                                  ====================================

Basic weighted average shares outstanding          8,100,904    8,396,552    8,450,769
                                                  ====================================




See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows



                                                                Years ended September 30,
                                                            ---------------------------------
                                                               2007        2006        2005
                                                                                    (Restated)
                                                            ---------------------------------
                                                                  (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 15,319      20,768      25,826
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Depreciation                                               1,220       1,249       1,090
    Amortization and accretion, net                           (1,668)     (1,272)     (2,839)
    Deferred income tax expense (benefit)                        166        (462)      1,920
    Gain on sale of securities available for sale                 --        (258)         --
    Loss (income) from investment in LLCs                        197        (147)         --
    Impairment (recovery) loss on mortgage servicing rights      (34)         10          (2)
    Gain on sale of loans receivable held for sale           (14,418)    (14,331)    (17,865)
    Provision for loan losses                                  1,634         745         522
    Provision for loss (recovery) on real estate owned           595      (1,026)       (899)
    Principal repayments of mortgage loans receivable held
      for sale                                                    --          20      35,468
    Origination of loans receivable held for sale         (1,001,663)   (951,335) (1,289,597)
    Sale of loans receivable held for sale                 1,019,310   1,009,316   1,223,505
    Stock based compensation - stock options                      89          55          --
Changes in:
  Net fair value of loan-related commitments                     (42)         58        (271)
  Accrued interest receivable                                   (192)     (1,208)     (1,110)
  Accrued expenses, other liabilities and
    income taxes payable                                        (529)      1,007       3,318
                                                            ---------------------------------
    Net cash provided by (used in) operating activities       19,984      63,189     (20,934)

Cash flows from investing activities:
  Principal repayments of mortgage-backed securities:
    Held to maturity                                             108         106         213
    Available for sale                                        17,887      32,302      39,386
  Principal repayments of mortgage loans receivable held
    for investment                                           412,833     449,779     419,147
  Principal repayments of other loans receivable               8,741       9,206      13,160
  Principal repayments of securities available for sale            8           7           7
  Loan origination - mortgage loans receivable
    held for investment                                     (401,520)   (516,072)   (585,619)
  Loan origination - other loans receivable                   (9,141)     (5,012)    (12,502)
  Purchase of mortgage loans receivable held for investment       --          --      (1,310)
  Proceeds from sale (purchases) of Federal Home Loan
    Bank stock                                                 1,736      (1,653)     (4,582)
  Proceeds from sale of securities available for sale             --         438          --
  Proceeds from sale of real estate owned                      6,785       5,623       9,249
  Purchase of premises and equipment, net                     (4,097)     (3,685)     (3,167)
  Investment in LLC                                           (2,517)     (4,385)     (4,224)
  Other                                                       (2,261)        657       1,117
                                                            ---------------------------------
    Net cash provided by (used in) investing activities       28,562     (32,689)   (129,125)


NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows (continued)



                                                               Years ended September 30,
                                                            ---------------------------------
                                                               2007        2006        2005
                                                                                    (Restated)
                                                            ---------------------------------
                                                                  (Dollars in thousands)
Cash flows from financing activities:
  Net increase in customer and brokered
     deposit accounts                                          3,622      48,022     119,304
  Proceeds from advances from Federal Home Loan Bank         353,650     371,000     454,000
  Repayment of advances from Federal Home Loan Bank         (393,848)   (337,324)   (355,207)
  Proceeds from subordinated debentures                       25,774          --          --
  Proceeds from sale of securities under agreements to
     repurchase                                               30,900          --     311,900
  Repayment of securities sold under agreements to
     repurchase                                              (30,900)   (122,000)   (349,000)
  Cash dividends paid                                         (7,337)     (9,468)    (14,158)
  Repurchase of common stock for treasury                    (16,357)     (4,109)       (695)
  Change in escrows                                              558        (513)        986
                                                            ---------------------------------
    Net cash (used in) provided by financing activities      (33,938)    (54,392)    167,130
                                                            ---------------------------------
    Net increase (decrease) in cash and cash equivalents      14,608     (23,892)     17,071
    Cash and cash equivalents at beginning of period          11,442      35,334      18,263
                                                            ---------------------------------

    Cash and cash equivalents at end of period              $ 26,050      11,442      35,334
                                                            =================================

Supplemental disclosure of cash flow information:
  Cash paid for income taxes (net of refunds)               $ 10,771      11,027      12,971
  Cash paid for interest                                      61,965      52,524      30,096

Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of loans receivable to real estate owned       $ 13,690       3,450      11,268
  Conversion of real estate owned to loans receivable          5,617       2,170          --
  Capitalization of originated mortgage servicing rights           6         174         326
  Transfer of loans from held for sale to held for
     investment                                                   --          --     200,515






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

Balance at October 1, 2004    $  1,479    16,256    139,663    (17,257)     (1,150)        138,991
Comprehensive income:
  Net income                        --        --     25,826         --          --          25,826
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities    --        --         --         --      (1,077)         (1,077)
                                                                                         ----------
  Total comprehensive income                                                                24,749
 Cash dividends paid                --        --    (14,158)        --          --         (14,158)
 Purchase of common stock
   for treasury                     --        --         --       (695)         --            (695)
                              ---------------------------------------------------------------------
Balance at September 30, 2005 $  1,479    16,256    151,331    (17,952)     (2,227)        148,887
Comprehensive income:
  Net income                        --        --     20,768         --          --          20,768
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --         439             439
                                                                                         ----------
  Total comprehensive income                                                                21,207
 Cash dividends paid                --        --     (9,468)        --          --          (9,468)
 Stock based compensation expense   --        55         --         --          --              55
 Purchase of common stock
   for treasury                     --        --         --     (4,109)         --          (4,109)
                              ---------------------------------------------------------------------
Balance at September 30, 2006 $  1,479    16,311    162,631    (22,061)     (1,788)        156,572
Comprehensive income:
  Net income                        --        --     15,319         --          --          15,319
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --       1,106           1,106
                                                                                         ----------
  Total comprehensive income                                                                16,425
 Cash dividends paid                --        --     (7,337)        --          --          (7,337)
 Stock based compensation expense   --        89         --         --          --              89
 Purchase of common stock
   for treasury                     --        --         --    (16,357)         --         (16,357)
                              ---------------------------------------------------------------------
Balance at September 30, 2007 $  1,479    16,400    170,613    (38,418)       (682)        149,392
                              ======================================================================



See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of NASB Financial, Inc. (the "Company"), its wholly-owned subsidiary, North American Savings Bank, F.S.B. (the "Bank"), and the Bank's wholly-owned subsidiary, Nor-Am Service Corporation. All significant inter-company transactions have been eliminated in consolidation. The consolidated financial statements do not include the accounts of our wholly owned statutory trust, NASB Preferred Trust I (the "Trust"). The Trust qualifies as a special purpose entity that is not required to be consolidated in the financial statements of NASB Financial, Inc. The Trust Preferred Securities issued by the Trust are included in Tier I capital for regulatory capital purposes.

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $18.8 million and $6.5 million as of September 30, 2007 and 2006, respectively. The Federal Reserve Board ("FRB") requires federally chartered savings banks to maintain non-interest-earnings cash reserves at specified levels against their transaction accounts. Required reserves may be maintained in the form of vault cash, a non-interest-bearing account at a Federal Reserve Bank, or a pass-through account, as defined by FRB. At September 30, 2007, the Bank's reserve requirement was $5.0 million.

SECURITIES AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE
     Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2007 and 2006, the Company had no assets designated as trading. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

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

INVESTMENT IN LLCs
     The Company is a partner in two limited liability companies, which were formed for the purpose of purchasing and developing vacant land in Platte County, Missouri. These investments are accounted for using the equity method of accounting.

STOCK OPTIONS
     The Company has a stock-based employee compensation plan which is described more fully in Note 17. On October 1, 2005, the Company adopted SFAS 123(R), "Share Based Payment (Revised 2004)" ("SFAS 123(R)"), which requires that compensation costs relating to share-based payment transactions be recognized in the financial statements. The Company has adopted SFAS 123(R) using the modified prospective method in which compensation cost is recognized over the service period for all awards granted subsequent to the adoption of SFAS 123(R) as well as for the unvested portion of awards outstanding as of the Company's adoption of SFAS 123(R). In accordance with the modified prospective, results for prior periods have not been restated. Stock based compensation expense for stock options totaled $89 thousand ($55 thousand, net of tax) and $55 thousand ($34 thousand, net of tax) during the years ended September 30, 2007 and 2006, respectively.

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


                                    2005
                                 ---------
        Net Income:
          As reported            $ 25,826
          Pro forma                25,813
        Basic earnings per share:
          As reported            $   3.06
          Pro forma                  3.06
        Diluted earnings per share:
          As reported            $   3.05
          Pro forma                  3.05


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

     The Bank's bad debt deduction for the years ended September 30, 2007 and 2006, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the "base-year." The recapture of the excess reserve was completed over a six-year phase-in-period that began with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $3.7 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank's capital in the form of stock redemptions caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

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

     Impairment Evaluation - The Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights, the Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights. During the year ended September 30, 2007, the value of mortgage servicing rights increased, which resulted in a recovery of valuation allowance of $34,000. During the year ended September 30, 2006, the Bank recorded an impairment loss on servicing rights of $10,000.

DERIVATIVE INSTRUMENTS
     The Bank regularly enters into commitments to originate and sell loans held for sale. Such commitments are considered derivative instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and SFAS No. 149. These statements require the Bank to recognize all derivative instruments in
the balance sheet and to measure those instruments at fair value.   As
of September 30, 2007 and 2006, the fair value of loan related commitments resulted in a net asset of $39,000 and a liability of $3,000, respectively.

REVENUE RECOGNITION
     Interest income, loan servicing fees, customer service fees and charges and ancillary income related to the Bank's deposits and lending activities are accrued as earned.

EARNINGS PER SHARE
     Basic earnings per share is computed based upon the weighted-average common shares outstanding during the year. Diluted earnings per share is computed using the weighted average common shares and all potential dilutive common shares outstanding during the year. Dilutive securities consist entirely of stock options granted to employees as incentive stock options under Section 442A of the Internal Revenue Code as amended.

     The computations of basic and diluted earnings per share are presented in the following table. Dollar amounts are expressed in thousands, except per share data.

                                        Year Ended September 30,
                                 --------------------------------------
                                       2007         2006        2005
                                 --------------------------------------
Net income                          $  15,319       20,768      25,826

Average common shares outstanding   8,100,904    8,396,552   8,450,769
Average common share stock
   Options outstanding                 66,970       47,467      16,739
                                 --------------------------------------
Average diluted common shares       8,167,874    8,444,019   8,467,508

Earnings per share:
  Basic earnings per share          $    1.89         2.47        3.06
  Diluted earnings per share             1.88         2.46        3.05


RECENTLY ISSUED ACCOUNTING STANDARDS
     In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company plans to adopt this statement on October 1, 2007, and does not believe that the adoption of FIN 48 will have a material impact on the consolidated financial statements.

     In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 2, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 157 on the Company's financial statements.

     In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB No. 108), which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. Prior year misstatements must be considered in quantifying misstatements in current year financial statements and if the effect of those misstatements is material to the current year, the prior year financial statements must be corrected even though such revision was, and continues to be, immaterial to the prior year financial statements. SAB No. 108 was effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on the consolidated financial statements.

     In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides companies with an option to measure eligible financial assets and liabilities at fair value. The fair value option may be applied instrument by instrument and is irrevocable once made. If a company elects the fair value option for an eligible instrument, changes in fair value must be reported as unrealized gains and loses in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on the Company's financial statements, if implemented.

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

RECLASSIFICATIONS
     Certain amounts for 2006 and 2005 have been reclassified to conform to the current year presentation.

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

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument presented as of September 30, 2007 and 2006:

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

SUBORDINATED DEBENTURES
The estimated fair values of subordinated debentures is determined by discounting the future cash flows of existing debentures using rates currently available for new debentures with similar terms and remaining maturities.

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


                                        September 30, 2007
                           --------------------------------------------
                                         Gross       Gross    Estimated
                            Amortized  unrealized  unrealized    fair
                              cost       gains       losses      value
                        -----------------------------------------------
Municipal securities        $    42         --           --         42
                           --------------------------------------------
   Total                    $    42         --           --         42
                           ============================================



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
                           ============================================


     During the year ended September 30, 2006, gross gains of $258,000 and no losses were recognized on the sale of securities available for sale. There were no sales of securities available for sale during the years ended September 30, 2007 and 2005.

     The scheduled maturities of securities available for sale at September 30, 2007, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                           Amortized  unrealized  unrealized     fair
                             cost       gains       losses       value
                           --------------------------------------------
Due from one to five years $     25         --           --         25
Due from five to ten years       17         --           --         17
                           --------------------------------------------
   Total                   $     42         --           --         42
                           ============================================


(3) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.







                                                     September 30, 2007
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $     181          3            --             184
Pass-through certificates guaranteed
  by FNMA - adjustable rate            11,267         --          (135)         11,132
FHLMC participation certificates:
    Fixed rate                            967         --           (63)            904
    Adjustable rate                    69,316         --          (914)         68,402
                                    -----------------------------------------------------
       Total                        $  81,731          3        (1,112)         80,622
                                    =====================================================



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
                                    =====================================================






     There were no sales of mortgage-backed securities available for sale during the years ended September 30, 2007, 2006, or 2005.

     The following tables present a summary of the fair value and gross unrealized losses of those mortgage-backed securities available for sale which had unrealized losses at September 30, 2007 and 2006.
Dollar amounts are expressed in thousands.


                                        September 30, 2007
                          ---------------------------------------------
                           Less Than 12 Months      12 Months or Longer
                          ---------------------    --------------------
                            Estimated   Gross       Estimated   Gross
                              fair    unrealized      fair   unrealized
                             value      losses       value      losses
                          ---------------------------------------------
Pass-through certificates
   guaranteed by FNMA:
     Adjustable rate       $      --         --       11,132       135
FHLMC participation
   certificates:
     Fixed rate                   --         --          904        63
     Adjustable rate              --         --       68,402       914
                          ---------------------------------------------
   Total                   $      --         --    $  80,438     1,112
                          =============================================



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
                          =============================================


     Based upon evaluation of available evidence, including changes in market interest rates during fiscal years 2007 and 2006, management believes the declines in fair value of these securities, which consist almost exclusively of moderately-seasoned 5/1 adjustable rate mortgage-
backed securities, are temporary.   The decline in fair value is due to
significant increases in interest rates, which have occurred since these securities were purchased. However, management believes that as these securities approach their reset dates, they will no longer be impaired. Should the impairment of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified. Management has the ability to hold these securities to maturity.

     The scheduled maturities of mortgage-backed securities available for sale at September 30, 2007, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                            Amortized  unrealized  unrealized     fair
                              cost       gains       losses       value
                            -------------------------------------------
Due from five to ten years  $     967       --         (63)         904
Due after ten years            80,764        3      (1,049)      79,718
                            -------------------------------------------
     Total                  $  81,731        3      (1,112)      80,622
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

                                         September 30, 2007
                         ----------------------------------------------
                                         Gross       Gross    Estimated
                             Amortized  unrealized  unrealized    fair
                               cost       gains      losses       value
                         ----------------------------------------------
Customer deposit accounts  $    1,779         2        (32)       1,749
FHLB advances                  77,280        --     (1,004)      76,276
                          ---------------------------------------------
                           $   79,059         2     (1,036)      78,025
                         ==============================================


                                         September 30, 2006
                         ----------------------------------------------
                                         Gross       Gross    Estimated
                             Amortized  unrealized  unrealized    fair
                               cost       gains      losses       value
                         ----------------------------------------------
Customer deposit accounts  $    2,188        --        (68)       2,120
FHLB advances                  79,459        --     (2,256)      77,203
                          ---------------------------------------------
                           $   81,647        --     (2,324)      79,323
                         ==============================================


(4) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

     The following tables present a summary of mortgage-backed securities held to maturity. Dollar amounts are expressed in thousands.




                                                    September 30, 2007
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $      88          3            --              91
FNMA pass-through certificates:
  Fixed rate                               46         --            --              46
  Balloon maturity and
    adjustable rate                        70         --            --              70
Pass-through certificates guaranteed
  by GNMA - fixed rate                     13         --            --              13
                                    ----------------------------------------------------
     Total                         $      217          3            --             220
                                    =====================================================





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
                                    =====================================================


     The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2007, are presented in the following table. Dollar amounts are expressed in thousands.


                                       Gross        Gross    Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains       losses      value
                          --------------------------------------------
Due from one to five years $    19           1          --          20
Due from five to ten years      18          --          --          18
Due after ten years            180           2          --         182
                         ---------------------------------------------
     Total                 $   217           3          --         220
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


                                       September 30, 2006
                        ----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains      losses       value
                        ----------------------------------------------
Customer deposit accounts $    164         2         --           166
                        ==============================================



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
                        ==============================================


     All dispositions of mortgage-backed securities held to maturity during fiscal 2007, 2006, and 2005 were the result of maturities or calls.


(5) LOANS RECEIVABLE

     The following table provides a detail of loans receivable as of September 30. Dollar amounts are expressed in thousands.


HELD FOR INVESTMENT                           2007           2006
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties              $   357,896        367,918
    Business properties                     489,978        482,029
    Partially guaranteed by VA or
      insured by FHA                          1,541          1,890
    Construction and development            476,081        506,034
                                         ---------------------------
Total mortgage loans                      1,325,496      1,357,871
Commercial loans                             63,801         60,692
Installment loans and lease financing
  to individuals                             17,729         17,279
                                         ---------------------------
Total loans receivable held
  for investment                          1,407,026      1,435,842
Less:
  Undisbursed loan funds                   (124,184)      (135,463)
  Unearned discounts and fees on
    loans, net of deferred costs             (5,386)        (4,679)
                                         ---------------------------
    Net loans receivable held
      for investment                    $ 1,277,456      1,295,700
                                         ===========================

HELD FOR SALE                                 2007           2006
                                         ---------------------------
Mortgage loans:
  Permanent loans on
    residential properties              $    70,624         73,205
 Less:
  Undisbursed loan funds                    (23,391)       (22,742)
  Unearned discounts and fees on loans,
    net of deferred costs                        --             (1)
                                          --------------------------
    Net loans receivable held for sale  $    47,233         50,462
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

     Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $80,000 and $119,000 at September 30, 2007 and 2006, respectively.

     Whole loans and participations serviced for others were approximately $84.7 million and $101.1 million at September 30, 2007 and 2006, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

     First mortgage loans were pledged to secure FHLB advances in the amount of approximately $785.6 million and $844.7 million at September 30, 2007 and 2006, respectively.

     Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2007 and 2006. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

As of September 30, 2007 and 2006, loans with an aggregate principal balance of approximately $3.3 million and $6.4 million, respectively, were on nonaccrual status. Gross interest income would have increased by $167,000, $255,000 million and $253,000 for the years ended September 30, 2007, 2006 and 2005, respectively, if the nonaccrual loans had been performing.

     The following table presents the activity in the allowance for losses on loans for 2007, 2006, and 2005. Allowance for losses on mortgage loans includes specific valuation allowances and valuation allowances associated with homogenous pools of loans. Dollar amounts are expressed in thousands.


                                     2007       2006       2005
                                 ---------------------------------
Balance at beginning of year     $  7,991      7,536      8,221
  Provisions                        1,634        745        522
  Charge-offs                      (1,528)      (313)    (1,265)
  Recoveries                           --         23         58
                                 ---------------------------------
Balance at end of year           $  8,097      7,991      7,536
                                 =================================


     The following tables provide a summary of information on impaired loans. Dollar amounts are expressed in thousands.


                                                  September 30,
                                                ----------------
                                                   2007   2006
                                                ----------------
  Impaired loans with a valuation allowance     $   122  3,405
  Impaired loans without a valuation allowance       --     --
                                                ----------------
                                                $   122  3,405
                                                ================
   Valuation applicable to impaired loans       $   122    380
                                                ================

                                               2007    2006    2005
                                             ------------------------
   Average balance of impaired loans        $   262   3,568   3,445
   Interest income recognized on
       impaired loans                           120      85     119
   Interest income received on a cash basis
       on impaired loans                        120      97     132


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






                                           2007
                 -------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
------------------------------------------------------------------------------
Missouri        $ 193,441     37,366       90,014       233,583       554,404
Kansas             51,719     11,489       24,019       223,334       310,561
Colorado            3,529      6,020       63,676            --        73,225
Texas              11,315     13,389       40,564         4,648        69,916
Florida            16,695        953       19,577            --        37,225
Arizona            11,105        677       16,062         8,110        35,954
North Carolina      4,230      3,720       14,050         4,160        26,160
Oklahoma            1,226      3,082       20,519            --        24,827
Iowa                5,958      3,650        4,395         1,276        15,279
Washington          3,332         --       10,852            --        14,184
Illinois            5,831        615        6,516            --        12,962
Ohio                2,214         --        9,900            --        12,114
Georgia             4,525         --        6,974            --        11,499
Pennsylvania        3,222         --        8,147            --        11,369
Indiana             2,198         --        8,093           970        11,261
Tennessee             924         --        9,468            --        10,392
Other              47,249      1,260       45,655            --        94,164
                 -------------------------------------------------------------
                $ 368,713     82,221      398,481       476,081     1,325,496
                 =============================================================



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
                 =============================================================

     Proceeds from the sale of loans receivable held for sale during fiscal 2007, 2006 and 2005, were $1,019.3 million, $1,009.3 million, and $1,223.5 million, respectively. In fiscal 2007, the Bank realized gross gains of $14.6 million and gross losses of $231,000 on those sales. In fiscal 2006, gross gains of $14.5 million and gross losses of $151,000 were realized. In fiscal 2005, the Bank realized gross gains of $18.3 million and $406,000 of gross losses.


(6) FORECLOSED ASSETS HELD FOR SALE

     The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.


                                          2007       2006
                                        -------------------
Real estate acquired through (or deed in
  lieu of) foreclosure                  $ 6,715      5,506
Less: allowance for losses                 (204)      (275)
                                        --------------------
    Total                               $ 6,511      5,231
                                        ====================


     The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.


                                 2007     2006     2005
                               --------------------------
Balance at beginning of year $     275      195    1,093
Provision for loss (recovery)      595   (1,026)    (899)
Charge-offs                     (1,222)    (356)  (1,168)
Recoveries                         556    1,462    1,169
                               --------------------------
Balance at end of year       $     204      275      195
                               ==========================


(7) PREMISES AND EQUIPMENT

     The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

                                      2007       2006
                                    -------------------
Land                                $ 4,308      3,832
Buildings and improvements           12,743     11,480
Furniture, fixtures and equipment    10,688     10,203
                                    -------------------
                                     27,739     25,515
  Accumulated depreciation          (11,974)   (12,521)
                                    -------------------
  Total                            $ 15,765     12,994
                                    ===================


     Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended
September 30, 2007, 2006, and 2005, were approximately $884,000, $1.0 million, and $905,000, respectively.

     Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.


                    Fiscal year ended
                    September 30,              Amount
                   -----------------------------------
                    2008                       $   479
                    2009                           595
                    2010                           524
                    2011                           243
                    Thereafter                   1,177

(8) INVESTMENT IN LLC

     During the year ended September 30, 2004, the Company became a partner in Central Platte Holdings, LLC, which was formed for the purpose of purchasing and developing eight hundred acres of vacant land in Platte County, Missouri for residential development. This investment is accounted for using the equity method of accounting. The company is owner of a fifty-percent (50%) membership interest in Central Platte Holdings, LLC. The Company's investment in this partnership was $16.5 million and $14.1 million at September 30, 2007 and 2006, respectively.

     During the year ended September 30, 2002, the Company became a partner in NBH, LLC, which was formed for the purpose of purchasing and developing eighty-six acres of vacant land in Platte County, Missouri for residential and commercial development. This investment is accounted for using the equity method of accounting. The company is owner of a fifty-percent (50%) membership interest in NBH, LLC. The Company's investment in this partnership was $2.6 million at September 30, 2007 and 2006.


(9) MORTGAGE SERVICING RIGHTS

     The following provides information about the Bank's mortgage servicing rights for the years ended September 30. Dollar amounts are expressed in thousands.


                                          2007      2006     2005
                                       ----------------------------
Balance at beginning of year           $ 1,089       911      839
Originated mortgage servicing rights         6       174      326
Amortization                              (218)       14     (256)
Impairment (loss) recovery                  34       (10)       2
                                       ----------------------------
Balance at end of year                 $   911     1,089      911
                                       ============================

(10) CUSTOMER AND BROKERED DEPOSIT ACCOUNTS

     Customer and brokered deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.


                                   2007                  2006
                             -----------------    ----------------
                               Amount      %         Amount      %
-------------------------------------------------------------------
Demand deposit accounts     $  93,451     11         86,517     10
Savings accounts               70,077      8         77,469      9
Money market demand accounts   10,323      1         11,717      2
Certificate accounts          548,251     64        547,096     64
Brokered accounts             133,434     16        128,243     15
                             -----------------    -----------------
                            $ 855,536    100        851,042    100
                             =================    =================
Weighted average interest rate   4.30%                 3.98%
                             ===========          ============


     The aggregate amount of deposit accounts in excess of $100,000 was approximately $118.4 million and $122.9 million as of September 30, 2007 and 2006, respectively.

     The following table presents contractual maturities of certificate and brokered accounts as of September 30, 2007. Dollar amounts are expressed in thousands.


                 Maturing during the fiscal year ended September 30,
              ---------------------------------------------------------
                                                        2013 and
                 2008    2009    2010    2011    2012    after   Total
              ---------------------------------------------------------
Certificate
    accounts $ 411,310  56,215  15,886  22,922  38,705   3,213  548,251
Brokered
    accounts   133,434      --      --      --      --      --  133,434
              ---------------------------------------------------------
             $ 544,744  56,215  15,886  22,922  38,705   3,213  681,685
              =========================================================

     The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

                             2007       2006       2005
                          --------------------------------
Savings accounts          $  1,231      1,265      1,036
Money market demand and
  demand deposit accounts      705        602        421
Certificate and brokered
  accounts                  31,576     28,079     15,625
                          --------------------------------
                          $ 33,512     29,946     17,082
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

                                     2007                 2006
                              -----------------    -----------------
                                       Weighted             Weighted
                                       Average               Average
Year ended September 30,       Amount    Rate       Amount     Rate
--------------------------------------------------------------------
     2007                    $     --       --   $ 358,567     5.22%
     2008                     178,841     5.21%     33,586     5.57%
     2009                     175,066     4.97%        435     5.25%
     2010                       5,026     5.95%      5,399     5.90%
     2011                     100,000     5.01%    100,420     5.01%
     2012 through 2014             --       --%        950     5.25%
                             ------------------    -----------------
                            $ 458,933     5.08%  $ 499,357     5.21%
                             ==================    =================


(12) SUBORDINATED DEBENTURES

     On December 13, 2006, NASB Financial, Inc., through its wholly owned statutory trust, NASB Preferred Trust I (the "Trust"), issued $25 million of pooled Trust Preferred Securities. The Trust used the proceeds from the offering to purchase a like amount of NASB Financial Inc.'s subordinated debentures. The debentures, which have a variable rate of 1.65% over the 3-month LIBOR and a 30-year term, are the sole assets of the Trust. In exchange for the capital contributions made to the Trust by NASB Financial, Inc. upon formation, NASB Financial. Inc. owns all the common securities of the Trust.

     In accordance with Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R), the Trust qualifies as a special purpose entity that is not required to be consolidated in the financial statements of the Company. The $25.0 million Trust Preferred Securities issued by the Trust will remain on the records of the Trust. The Trust Preferred Securities are included in Tier I capital for regulatory capital purposes.

     The Trust Preferred Securities have a variable interest rate of 1.65% over the 3-month LIBOR, and are mandatorily redeemable upon the 30-year term of the dentures, or upon earlier redemption as provided in the Indenture. The debentures are callable, in whole or in part, after five years of the issuance date. The Company did not incur a placement or annual trustee fee related to the issuance. The securities are subordinate to all other debt of the Company and interest may be deferred up to five years.

(13) INCOME TAXES PAYABLE

     The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:


                                            2007     2006     2005
                                          --------------------------
Statutory federal income tax rate           35.0%    35.0%    35.0%
State income taxes, net of federal benefit   3.0      3.0      3.0
Other, net                                   0.5     (0.7)    (1.9)
                                          --------------------------
                                            38.5%    37.3%    36.1%
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


                                          2007     2006     2005
                                      ----------------------------
Deferred loan fees and costs          $     34       30      263
Accrued interest receivable                 --       (1)      (1)
Tax depreciation vs. book
   depreciation                            209     (165)    (126)
Basis difference on investments            (15)     (20)     (30)
Loan loss reserves                         961     (143)     915
Mark-to-market adjustment                 (656)    (375)     716
Mortgage servicing rights                  (49)      61       44
Prepaid expenses                            --       --      (83)
Other                                     (318)     151      222
                                      ----------------------------
                                      $    166     (462)   1,920
                                      ============================


     The tax effect of significant temporary differences representing deferred tax assets (liabilities) are presented in the following table. Dollar amounts are expressed in thousands.


                                                      2007     2006
                                                    -----------------
Deferred income tax assets:
  Loan loss reserves                                $ 2,428    3,389
  Book depreciation in excess of tax depreciation       281      490
  Unrealized loss on securities available for sale      428    1,122
                                                    -----------------
                                                      3,137    5,001
                                                    -----------------
Deferred income tax liabilities:
  Mark-to-market adjustment                            (443)  (1,099)
  Mortgage servicing rights                            (235)    (284)
  Accrued interest receivable                            (2)      (2)
  Basis difference on investments                       (28)     (43)
  Deferred loan fees and costs                         (298)    (265)
  Other                                                (133)    (452)
                                                     ----------------
                                                     (1,139)  (2,145)
                                                     ----------------
    Net deferred tax asset                          $ 1,998    2,856
                                                     ================


(14) STOCKHOLDERS' EQUITY

     During fiscal 2007, the Company paid quarterly cash dividends on common stock of $0.225 per share on November 24, 2006, February 23, 2007, May 25, 2007, and August 24, 2007.

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

          During fiscal 2007, the Company repurchased 451,028 shares of its own stock with a total value of $16.4 million at the time of repurchase. During fiscal 2006, the Company repurchased 118,800 shares of its own stock with a total value of $4.1 million at the time of repurchase. During fiscal 2005, the Company repurchased 18,000 shares of its own stock with a total value of $695,000 at the time of repurchase


(15) REGULATORY CAPITAL REQUIREMENTS

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1, total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes that, as of September 30, 2007, the Bank meets all capital adequacy requirements, to which it is subject.

     As of September 30, 2007 and 2006, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management does not believe that there are any conditions or events occurring since notification that would change the Bank's category.

     The following tables summarize the relationship between the Bank's capital and regulatory requirements. Dollar amounts are expressed in thousands.
                                              September 30,
                                           ------------------
                                             2007      2006
-------------------------------------------------------------
GAAP capital (Bank only)                  $152,330   137,797
Adjustment for regulatory capital:
  Intangible assets                         (2,871)   (2,971)
  Disallowed servicing and deferred
    tax assets                              (1,998)   (2,397)
  Reverse the effect of SFAS No. 115           682     1,788
                                           ------------------
     Tangible capital                      148,143   134,217
  Qualifying intangible assets                  --        --
                                           ------------------
     Tier 1 capital (core capital)         148,143   134,217
  Qualifying general valuation allowance     7,790     7,557
                                           ------------------
     Risk-based capital                   $155,933   141,774
                                           ==================




                                                               As of September 30, 2007
                                         --------------------------------------------------------------

                                            Actual         Minimum Required for  Minimum Required to be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $155,933    12.7%     97,946     >=8%       122,432     >=10%
Core capital to adjusted tangible assets 148,143    10.0%     59,269     >=4%        74,086     >=5%
Tangible capital to tangible assets      148,143    10.0%     22,226    >=1.5%           --      --
Tier 1 capital to risk-weighted assets   148,143    12.1%         --      --         73,459     >=6%








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

     The Bank's contributions to the Plan amounted to $324,000, $342,000, and $415,000 for the years ended September 30, 2007, 2006, and 2005, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of income.


(17) STOCK OPTION PLAN

     During fiscal year 1986, the Company's stockholders approved a stock option plan ("1986 Option Plan") through which options to purchase up to 10% of the number of shares of common stock originally issued, as adjusted for a 4-for-1 stock split in March 1999 and stock dividends, were granted to officers and employees of the Bank. The time frame for issuing new options under the 1986 Option Plan has expired and, as of September 30, 2007, there are no options granted under this plan that remain outstanding. Options were granted for a period of ten years. The option price could not be less than 100% of the fair market value of the shares on the date of the grant.

     On January 27, 2004, the Company's stockholders approved a new equity stock option plan ("2004 Option Plan") through which options to purchase up to 250,000 shares of common stock may be granted to officers and employees of the Company. Options may be granted over a period of ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant.

     The following table summarizes both 1986 and 2004 Option Plan activity during fiscal years 2007, 2006, and 2005. The number of shares and price per share have been adjusted to reflect the 4-for-1 stock split in fiscal 1999. All options outstanding at September 30, 2007, were granted under the 2004 Option Plan.


                                           Weighted avg.   Range of
                                   Number exercise price exercise price
                                  Of shares  per share     per share
                                 -------------------------------------
Options outstanding
  at October 1, 2004                 13,000   $ 35.50   $    35.50
    Granted                          26,500     42.13     39.79-42.53
                                 -------------------------------------
Options outstanding
  at September 30, 2005              39,500   $ 39.95   $ 35.50-42.53
    Granted                          18,500     32.91        32.91
                                 -------------------------------------
Options outstanding
  at September 30, 2006              58,000   $ 37.70   $ 32.91-42.53
    Granted                          21,657     32.82   $ 30.33-39.33
    Forfeited                        (1,000)    42.17        42.17
                                 -------------------------------------
Options outstanding
  at September 30, 2007              78,657   $ 36.30   $ 30.33-42.53
                                 =====================================


     The weighted average remaining contractual life of options outstanding at September 30, 2007, 2006 and 2005 were 7.0 years, 7.0 years and 6.6 years, respectively.

     The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2007.

                            Number         Weighted average
                          of shares         exercise price
                       -------------------------------------
Expiring on:
  July 27, 2009             10,000             $ 35.50
  August 1, 2010            12,500               42.17
  July 27, 2014              3,000               35.50
  November 30, 2014            500               39.79
  August 1, 2015            12,000               42.17
  August 4, 2015               500               42.53
  July 21, 2016             18,500               32.91
  November 29, 2016          6,000               39.33
  July 24, 2017             15,657               30.33
                       -------------------------------------
                            78,657             $ 36.30
                       =====================================


     Of the options outstanding at September 30, 2007, 21,700 are immediately exercisable and 56,957 are exercisable at future dates in accordance with the vesting schedules outlined in each stock option agreement.

     The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2007.



                         Options Outstanding                         Options Exercisable
               -----------------------------------------------   ---------------------------
                              Weighted Avg.     Weighted Avg.                  Weighted Avg.
  Range of                     remaining          exercise                       exercise
exercise prices     Number   contractual life       price             Number       price
--------------------------------------------------------------   ---------------------------
 $ 35.50            10,000      1.8 years         $ 35.50              6,000      $ 35.50
   42.17            12,500      2.8 years           42.17              5,000        42.17
   35.50             3,000      6.8 years           35.50              1,800        35.50
   39.79               500      7.2 years           39.79                200        39.79
   42.17-42.53      12,500      7.8 years           42.18              5,000        42.18
   32.91            18,500      8.8 years           32.91              3,700        32.91
   39.33             6,000      9.2 years           39.33                 --           --
   30.33            15,657      9.8 years           30.33                 --           --
                   ---------                                         ---------
                    78,657                                            21,700
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

     The following table presents financial information from the Company's operating segments for the years ended September 30, 2007, 2006, and 2005. Dollar amounts are expressed in thousands.






                                  Local     National
Year ended                       Mortgage   Mortgage    Other and
September 30, 2007     Banking   Banking    Banking    Eliminations   Consolidated
----------------------------------------------------------------------------------
Net interest income $    43,027       --         --       (1,348)         41,679
Provision for
  loan losses             1,634       --         --           --           1,634
Other income              4,035    6,608     13,022       (2,467)         21,198
General and admin.
  Expenses               16,249    7,242     13,150         (312)         36,329
Income tax expense       11,234     (244)       (49)      (1,346)          9,595
                       ------------------------------------------------------------
   Net income (loss)$    17,945     (390)       (79)      (2,157)         15,319
                      ============================================================
Total assets        $ 1,485,602    2,790        348       17,743       1,506,483
                      ============================================================



                                  Local     National
Year ended                       Mortgage   Mortgage    Other and
September 30, 2006     Banking   Banking    Banking    Eliminations   Consolidated
----------------------------------------------------------------------------------
Net interest income $    46,538       --         --           73          46,611
Provision for
  loan losses               745       --         --           --             745
Other income              7,281    9,606      9,513       (1,876)         24,524
General and admin.
  Expenses               15,992   10,046     11,596         (386)         37,248
Income tax expense       13,813     (164)      (776)        (499)         12,374
                       ------------------------------------------------------------
   Net income (loss)$    23,269     (276)    (1,307)        (918)         20,768
                      ============================================================
Total assets        $ 1,506,910      502        242       17,142       1,524,796
                      ============================================================




                                  Local     National
Year ended                       Mortgage   Mortgage    Other and
September 30, 2005     Banking   Banking    Banking    Eliminations   Consolidated
----------------------------------------------------------------------------------
Net interest income $    51,202       --         --           97          51,299
Provision for
  loan losses               522       --         --           --             522
Other income              6,827   13,373     11,011       (2,699)         28,512
General and admin.
  Expenses               15,584   12,464     11,586         (783)         38,851
Income tax expense       15,092      327       (207)        (600)         14,612
                       ------------------------------------------------------------
   Net income (loss)$    26,831      582       (368)      (1,219)         25,826
                      ============================================================
Total assets        $ 1,542,083      695        407       13,159       1,556,344
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

     As of September 30, 2007, the Bank had outstanding commitments to originate $14.0 million in commercial real estate loans, $60.9 million of fixed rate residential first mortgage loans and $16.7 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 8.0%. Residential mortgage loan commitments have an approximate average committed rate of 6.7% and approximate average fees and discounts of 0.73%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration.

     At September 30, 2007 and 2006, the Bank had commitments to sell loans of approximately $74.6 million and $91.2 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank's loans receivable held for sale would be exposed to
market fluctuations.   Management does not expect any other party to
default on its obligations and, therefore, does not expect to incur any costs due to such possible default.


(20) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and fair values of the Company's financial instruments presented in accordance with SFAS No. 107. Dollar amounts are expressed in thousands.




                                           September 30, 2007           September 30, 2006
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Financial Assets:
  Cash and cash equivalents          $  26,050         26,050         11,442         11,442
  Securities available for sale             42             42             50             50
  Stock in Federal Home Loan Bank       22,307         22,307         24,043         24,043
  Mortgage-backed securities:
    Available for sale                  80,622         80,622         97,259         97,259
    Held to maturity                       217            220            325            333
  Loans receivable:
    Held for sale                       47,233         47,233         50,462         50,464
    Held for investment              1,269,359      1,291,983      1,287,709      1,278,375
  Mortgage servicing rights                911            911          1,089          1,089
  Lending commitments on mortgage loans
     held for sale - fixed rate             40             40             20             20
  Commitments to sell loans                  8              8              --             --
Financial Liabilities:
  Customer deposit accounts            722,102        724,228        722,799        719,846
  Brokered deposit accounts            133,434        133,813        128,243        128,373
  Advances from FHLB                   458,933        464,138        499,357        498,475
  Subordinated debentures               25,774         25,774             --             --
  Commitments to sell loans                  9              9             22             22




                                           September 30, 2007           September 30, 2006
                                      --------------------------    -------------------------
                                       Contract or    Estimated      Contract or    Estimated
                                        Notional      Unrealized      Notional      Unrealized
                                        Amount           Gain         Amount           Gain
                                      --------------------------    -------------------------
Unrecognized financial instruments:
  Lending commitments - fixed
    rate, net                        $  17,161            (38)        28,690             62
  Lending commitments - floating
    rate                                 3,237             73          1,952             49
  Commitments to sell loans                 --             --             --             --





     The fair value estimates presented are based on pertinent information available to management as of September 30, 2007 and 2006. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.


(21) RESTATEMENT

     In connection with the preparation of the Company's Consolidated Statements of Cash Flows, management reconsidered the classification of repayments on its loans held for sale in accordance with guidance under Statement of Financial Accounting Standard No. 95, "Statement of Cash Flows" ("SFAS 95").

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

     The following table illustrates the restatement made to the Consolidated Statement of Cash Flows for the year ended September 30, 2005. Dollar amounts are expressed in thousands:


Net cash from operating activities,
  as previously reported                       $  (37,404)
Reclassification of principal repayments
  of loans receivable held for sale                35,468
Correction of origination and principal
  repayments of loans receivable held for sale    (18,998)
                                                  --------
Reported net cash from operating activities    $  (20,934)
                                                  ========

Net cash from investing activities,
  as previously reported                       $ (112,655)
Reclassification of principal repayments
  of loans receivable held for sale               (35,468)
Correction of origination and principal
  repayments of loans receivable held for sale     18,998
                                                  --------
Reported net cash from investing activities    $ (129,125)
                                                  ========

(22) PARENT COMPANY FINANCIAL INFORMATION

NASB Financial, Inc.
Balance Sheets






                                                                                 September 30,
                                                                           -----------------------
                                                                              2007        2006
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                  $    2,191         935
Loans receivable                                                                1,165       1,191
Accrued interest receivable                                                         4           4
Investment in subsidiary                                                      152,329     137,796
Investment in LLC                                                              19,058      16,737
Investment in NASB Trust Preferred I                                              774          --
                                                                           -----------------------
                                                                            $ 175,521     156,663
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Subordinated debentures                                                   $  25,774          --
  Escrows                                                                          40          40
  Accrued interest payable                                                        306          --
  Income taxes payable                                                              9          51
                                                                           -----------------------
      Total liabilities                                                        26,129          91
                                                                           -----------------------

Stockholders' equity
  Common stock                                                                  1,479       1,479
  Additional paid-in capital                                                   16,400      16,311
  Retained earnings                                                           170,613     162,631
  Treasury stock                                                              (38,418)    (22,061)
  Accumulated other comprehensive income                                         (682)     (1,788)
                                                                           -----------------------
      Total stockholders' equity                                              149,392     156,572
                                                                           -----------------------
                                                                            $ 175,521     156,663
                                                                           =======================



NASB Financial, Inc.
Statements of Income



                                                        Years Ended September 30,
                                                  ------------------------------------
                                                     2007         2006         2005
                                                  ------------------------------------
                                             (Dollars in thousands)
Income:
  Income from Subsidiary                         $  16,338       20,640       25,415
  Interest and dividend income                          72           73           96
  Income (loss) from investment in LLC                (197)         147           --
  Gain on sale of real estate owned                     --           93          680
                                                  ------------------------------------
     Total income                                   16,213       20,953       26,191
                                                  ------------------------------------
Expenses:
  Interest on subordinated debentures                1,421           --           --
  Professional fees                                     75           57           39
  Real estate owned expense                             --           --           16
  Loss on sale of securities available for sale         --           --           --
  Other expense                                         36           54           80
                                                  ------------------------------------
    Total general expense                            1,532          111          135
                                                  ------------------------------------
  Income before income tax expense                  14,681       20,842       26,056
Income tax expense (benefit)                          (638)          74          230
                                                  ------------------------------------
      Net income                                  $ 15,319       20,768       25,826
                                                  ====================================


NASB Financial, Inc.
Statements of Cash Flows



                                                              Years ended September 30,
                                                            -----------------------------
                                                               2007      2006      2005
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 15,319    20,768    25,826
  Adjustments to reconcile net income to net cash
   used in operating activities:
    Loss (income) from investment in LLC                         197      (147)        --
    Gain on sale of real estate owned                             --       (93)     (680)
    Equity in undistributed earnings of subsidiary           (16,338)  (20,640)  (25,415)
    Change in income taxes payable                               (43)     (137)      178
    Change in accrued interest payable                           307        --        --
                                                             ----------------------------
    Net cash used in operating activities                       (558)     (249)      (91)

Cash flows from investing activities:
 Dividends received from subsidiary                           28,000    18,100    15,500
 Principal repayments of loans receivable                         26        24        22
 Proceeds from sale of real estate owned                          --        93     3,545
 Investment in subsidiary                                    (25,000)       --        --
 Investment in NASB Trust Preferred I                           (774)       --        --
 Investment in LLC                                            (2,518)   (4,385)   (4,224)
                                                             ----------------------------
    Net cash provided by (used in) investing activities         (266)   13,832    14,843

Cash flows from financing activities:
  Proceeds from subordinated debentures                       25,774        --         --
  Cash dividends paid                                         (7,337)   (9,468)  (14,158)
  Repurchase of common stock                                 (16,357)   (4,109)     (695)
  Change in escrows                                               --        (4)       (7)
                                                             -----------------------------
    Net cash provided by (used in) financing activities        2,080  (13,581)  (14,860)
                                                            -----------------------------
    Net increase (decrease) in cash and cash equivalents       1,256         2      (108)
    Cash and cash equivalents at beginning of period             935       933     1,041
                                                            -----------------------------

    Cash and cash equivalents at end of period              $  2,191       935       933
                                                            =============================



Report of Independent Registered Public Accounting Firm
----------------------------------------------------------------------

Audit Committee, Board of Directors and Stockholders
NASB Financial, Inc.
Grandview, Missouri


     We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. (the "Company") as of September 30, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NASB Financial, Inc. as of September 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NASB Financial, Inc.'s internal control over financial reporting as of September 30, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 7, 2007 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.


/s/ BKD LLP

December 7, 2007
Kansas City, Missouri

SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS
----------------------------------------------------------------------
     The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands except per share data.




                               First      Second      Third      Fourth
2007                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 26,044     25,817      26,054      25,903     103,818
Interest expense               15,345     15,516      15,618      15,660      62,139
                             --------------------------------------------------------
Net interest income            10,699     10,301      10,436      10,243      41,679
Provision for loan losses         126        633         175         700       1,634
                             --------------------------------------------------------
Net interest income after
  provision for loan losses    10,573      9,668      10,261       9,543      40,045
Other income                    5,495      5,411       5,858       4,434      21,198
General and administrative
  expenses                      8,629      8,949       9,961       8,790      36,329
                             --------------------------------------------------------
Income before income taxes      7,439      6,130       6,158       5,187      24,914
Income tax expense              2,865      2,361       2,372       1,997       9,595
                             --------------------------------------------------------
Net income                   $  4,574      3,769       3,786       3,190      15,319
                             ========================================================
Earnings per share           $   0.55       0.46        0.47        0.40        1.89
                             ========================================================
Average shares outstanding      8,319      8,202       7,987       7,897       8,101



                               First      Second      Third      Fourth
2006                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 23,992     24,327      25,121      25,692      99,132
Interest expense               11,732     12,706      13,500      14,583      52,521
                             --------------------------------------------------------
Net interest income            12,260     11,621      11,621      11,109      46,611
Provision for loan losses          65         93         250         337         745
                             --------------------------------------------------------
Net interest income after
  provision for loan losses    12,195     11,528      11,371      10,772      45,866
Other income                    5,841      5,321       6,622       6,740      24,524
General and administrative
  expenses                      9,897      9,482       9,571       8,298      37,248
                             --------------------------------------------------------
Income before income taxes      8,139      7,367       8,422       9,214      33,142
Income tax expense              2,930      2,652       3,244       3,548      12,374
                             --------------------------------------------------------
Net income                   $  5,209      4,715       5,178       5,666      20,768
                             ========================================================
Earnings per share           $   0.62       0.56        0.61        0.68        2.47
                             ========================================================
Average shares outstanding      8,435      8,417       8,396       8,338       8,397








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

FREDERICK V. ARBANAS
Jackson County Legislature
Retired President, Fred Arbanas, Inc. National Yellow Pages Service Kansas City, Missouri

BARRETT BRADY
Senior Vice President, Highwood Properties, Inc.
Kansas City, Missouri

A. RAY CECRLE
First Vice President, Stifel, Nicolaus & Company, Inc.
Overland Park, Kansas

LINDA S. HANCOCK
Linda Smith Hancock Interiors
Kansas City, Missouri

FLETCHER M. LAMKIN
Retired President, Westminster College
Fulton, Missouri

W. RUSSELL WELSH
President & CEO, Polsinelli Shalton Flanigan Suelthaus
Kansas City, Missouri

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

SHAUNA OLSON
Corporate Secretary

MIKE ANDERSON
Senior Vice President, Construction Lending

WADE HALL
Senior Vice President, Commercial Lending

BRAD LEE
Senior Vice President, Construction Lending

JOHN M. NESSELRODE
Senior Vice President, Chief Investment Officer

DENA SANDERS
Senior Vice President, Retail Banking

BRUCE THIELEN
Senior Vice President, Residential Lending

PHIL CRAVEN
Vice President, Commercial Lending

SHERRIE EIMER
Vice President, Branch Administration

CATHLEEN GWIN
Vice President, Residential Lending

SCOTT HAASE
Vice President, Residential Lending

JENNIE HARRIS
Vice President, Residential Lending

JEFF JACKSON
Vice President, Information Technology

KAREN JACOBSON
Vice President, Branch Operations

LISA LILLARD
Vice President, Loan Servicing

LISA M. REYNOLDS
Vice President, Construction Lending

DAN REYNOLDSON
Vice President, Residential Lending

CHRISTINE SCHABEN
Vice President, Human Resources

RICK SPECIALE
Vice President, Internal Audit

RON STAFFORD
Vice President, Residential Lending

CHRISTINE TODD
Vice President, Risk Management

DRAKE VIDRINE
Vice President, Construction Lending

DONNA WILLIAMS
Vice President, Construction Lending


OTHER DISCLOSURES REGARDING DIRECTORS, OFFICERS, AND EMPLOYEES OF NASB
  FINANCIAL, INC.
----------------------------------------------------------------------
AUDIT COMMITTEE
     During fiscal year ended September 30, 2007, Directors Brady, Arbanas, and Cecrle served on the Company's audit committee. Director Brady serves as the audit committee chairman and financial expert. Director Brady meets the audit committee independence requirements as prescribed by provisions of the Sarbanes-Oxley Act.


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

920 North Belt
St. Joseph, Missouri

11400 East 23rd Street
Independence, Missouri

2002 East Mechanic
Harrisonville, Missouri

8501 North Oak Trafficway
Kansas City, Missouri

7012 NW Barry Road
Kansas City, Missouri

2707 NW Prairie View Road
Platte City, Missouri

RESIDENTIAL LENDING
10950 El Monte, Suite 210
Overland Park, Kansas

949 NE Columbus
Lee's Summit, Missouri

4350 S National Avenue, Suite A100
Springfield, Missouri

CONSTRUCTION LENDING
12520 South 71 Highway
Grandview, Missouri

LOAN ADMINISTRATION
12520 South 71 Highway
Grandview, Missouri


INVESTOR INFORMATION
-------------------------------------------------------------------
ANNUAL MEETING OF STOCKHOLDERS:
     The Annual Meeting of Stockholders will be held on Tuesday, January 22, 2008, at 8:30 a.m. in the lobby of North American Savings Bank, 12498 South 71 Highway, Grandview, Missouri.

ANNUAL REPORT ON 10-K:
     Copies of NASB Financial, Inc. Form 10-K Report to the Securities and Exchange Commission are available without charge upon written request to Keith B. Cox, President, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030.

TRANSFER AGENT:
     Registrar & Transfer Co., 10 Commerce Drive, Cranford, New Jersey
07016

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

COMMON STOCK PRICES AND DIVIDENDS
-------------------------------------------------------------------
     At September 30, 2007, stockholders held 7,867,614 outstanding shares of NASB Financial, Inc. common stock. The Company paid cash dividends of $0.225 per share in February, May, and August 2005. A cash dividend of $0.45 was paid in November 2005. Cash dividends of $0.225 per share were paid in February, May, August, and November 2006. The Company paid cash dividends of $0.225 per share in February, May, and August 2007.

     The table below reflects the Bank's high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                      Fiscal 2007            Fiscal 2006
                   ----------------       ----------------
Quarter ended        High      Low          High      Low
-----------------------------------------------------------
December 31       $ 43.95    38.00         39.65    35.75
March 31            42.55    34.00         40.32    34.00
June 30             36.15    32.70         35.69    33.14
September 30        36.93    28.00         41.07    31.80