Form 10-K, Exhibit 13
period 2008-09-30
NASB FINANCIAL INC
filed 2008-12-12
CIK 1059131

(LOGO)


December 10, 2008



Dear Shareholder:


     The past year has been challenging for any lender, especially one who focuses on real estate lending, and your company has not been an exception. I don't think it necessary for me to repeat the current problems associated with all types of real estate and the many ways that has impacted all banks.

     While our results this year have been less than those of previous years, our model of making only loans with substantial equity and/or significant sponsorship, has proved to sustain our company in very stressful times. Our results were negatively impacted by a reduced net interest margin, as we were unable to reprice our liabilities as rapidly as the returns on our assets declined, and by a much larger than usual addition to loan loss reserves. Making statements such as "we are adequately reserved" implies that one can see well into the future. We do not have that crystal ball, but feel that at this time, under current market conditions, we have realistically assessed our need to recognize problems.

     Despite the unprecedented problems suffered by our economy, and industry, NASB was profitable in each quarter of our fiscal year ending September 30, 2008. Net income, without the loss provisions, would have generated returns on assets and equity of approximately 1.00% and 10%. While the reserves were necessary, and were certainly self-inflicted wounds, I think these results, created in an environment such as the past year, validate our model and are indicative of what we can achieve in coming years.

     While we are far from satisfied with the returns we achieved in fiscal 2008, I believe our managers did a superb job of making the best of difficult situations. I continue to have confidence in the long-term success of NASB Financial.



Sincerely,

/s/ David H. Hancock
David H. Hancock
Board Chairman

FINANCIAL, INC.
2008 ANNUAL REPORT
-------------------------------------------------------------------

CONTENTS

1     Letter to Shareholders
2     Contents and Financial Highlights
3     Selected Consolidated Financial and Other Data
4-15  Management's Discussion and Analysis of Financial Condition and
          Results of Operations
16-45 Consolidated Financial Statements
46    Report of Independent Registered Public Accounting Firm
47    Summary of Unaudited Quarterly Operating Results and Listing
          of Directors
48    Listing of Officers and Other Disclosures
49    Listing of Branch Offices and Investor Information
50    Common Stock Prices and Dividends



FINANCIAL HIGHLIGHTS





                                             2008       2007       2006       2005      2000     1990
                                         ---------------------------------------------------------------
                                                    Dollars in thousands, except per share data
For the year ended September 30:
  Net interest income                    $    39,015     41,679     46,661    51,299   35,838    7,983
  Net interest spread                          2.36%      2.53%      2.87%     3.47%    3.71%    1.99%
  Other income                           $    18,407     21,198     24,524    28,512    9,409    2,774
  General and administrative expenses         36,819     36,329     37,248    38,851   20,120    8,169
  Net income (loss)                            9,296     15,319     20,768    25,826   14,721     (369)
  Basic earnings per share                      1.18       1.89       2.47      3.06     1.66    (0.18)
  Cash dividends paid                          7,080      7,337      9,468    14,158    3,370       --
  Dividend payout ratio                       76.16%     47.90%     45.59%    54.82%   22.89%       --

At year end:
  Assets                                 $ 1,516,761  1,506,483  1,524,796 1,556,344  984,525  388,477
  Loans                                    1,344,520  1,316,592  1,338,171 1,320,644  914,012  180,348
  Investment securities                       60,059     80,881     97,634   129,970   20,451  179,599
  Customer and brokered deposit accounts     769,379    855,536    851,042   802,694  621,665  333,634
  Stockholder's equity                       152,412    149,392    156,572   148,887   83,661   16,772
  Book value per share                         19.37      18.99      18.82     17.65     9.84     1.83
  Basic shares outstanding (in thousands)      7,868      7,868      8,319     8,437    8,500    9,148

Other financial data:
  Return on average assets                     0.61%      1.01%      1.35%     1.77%    1.63%  (0.20)%
  Return on average equity                     6.16%     10.01%     13.60%    17.94%   18.12%  (2.50)%
  Stockholder's equity to assets              10.05%      9.92%     10.27%     9.57%    8.50%    4.30%
  Average shares outstanding (in thousands)    7,868      8,101      8,397     8,451    8,863    8,116


Selected year end information:
  Stock price per share: Bid             $     29.41      35.76      39.79     39.57    14.50    1.03
                         Ask                   31.00      35.80      39.90     40.00    15.50    1.13







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




SUMMARY STATEMENT OF OPERATIONS             2008      2007     2006     2005     2004
-----------------------------------------------------------------------------------------
  Interest income                     $    95,521   103,818   99,132   83,773   73,128
  Interest expense                         56,506    62,139   52,521   32,474   20,084
                                         ------------------------------------------------
    Net interest income                    39,015    41,679   46,611   51,299   53,044
  Provision for loan losses                 6,200     1,634      745      522      465
                                         ------------------------------------------------
    Net interest income after provision
      for loan losses                      32,815    40,045   45,866   50,777   52,579
  Other income                             18,407    21,198   24,524   28,512   21,813
  General and administrative expenses      36,819    36,329   37,248   38,851   34,602
                                         ------------------------------------------------
    Income before income tax expense       14,403    24,914   33,142   40,438   39,790
   Income tax expense                       5,107     9,595   12,374   14,612   14,634
                                         ------------------------------------------------
      Net income                       $    9,296    15,319   20,768   25,826   25,156
                                         ================================================

Earnings per share:
  Basic                                $     1.18      1.89     2.47     3.06     2.98
  Diluted                                    1.18      1.88     2.46     3.05     2.97

Average shares outstanding (in thousands)   7,868     8,101    8,397    8,451    8,456




SUMMARY BALANCE SHEET                        2008     2007      2006      2005     2004
-----------------------------------------------------------------------------------------
Assets:
  Bank deposits                        $    6,331    18,847     6,511    27,523    10,081
  Stock in Federal Home Loan Bank          26,284    22,307    24,043    22,390    17,808
  Securities                               60,059    80,881    97,584   129,970   171,791
  Loans receivable held for sale, net      64,030    47,233    50,462    94,130   246,468
  Loans receivable held for
     investment, net                    1,280,490 1,269,359 1,287,709 1,226,514   868,101
  Non-interest earning assets              79,567    67,856    58,487    55,817    47,639
                                         -------------------------------------------------
    Total assets                       $1,516,761 1,506,483 1,524,796 1,556,344 1,361,888
                                         =================================================

Liabilities:
  Customer & brokered deposit accounts $  769,379   855,536   851,042   802,694   683,740
  Advances from Federal Home Loan Bank 	  550,091   458,933   499,357   465,907   367,341
  Subordinated debentures                  25,774    25,774        --        --        --
  Securities sold under agreements to
     repurchase                                --        --        --   122,000   159,100
  Non-interest costing liabilities         19,105    16,848    17,825    16,856    12,716
                                         -------------------------------------------------
    Total liabilities                   1,364,349 1,357,091 1,368,224 1,407,457 1,222,897
  Stockholders' equity                    152,412   149,392   156,572   148,887   138,991
                                         -------------------------------------------------
    Total liabilities and
      stockholders' equity             $1,516,761 1,506,483 1,524,796 1,556,344 1,361,888
                                         =================================================
  Book value per share                 $    19.37    18.99      18.82     17.65    16.44
                                         =================================================


 OTHER DATA                                  2008     2007      2006     2005      2004
                                         -------------------------------------------------
  Loans serviced for others              $  65,253   84,735   101,076   107,131   118,663
  Number of full service branches                9        9         8         8         8
  Number of employees (full-time
    equivalents)                               322      312       362       441       429
  Basic shares outstanding (in thousands)    7,868    7,868     8,319     8,437     8,455


GENERAL
     NASB Financial, Inc. ("the Company") was formed in April 1998 to become a unitary thrift holding company of North American Savings Bank, F.S.B. ("the Bank" or "North American"). The Company's principal business is to provide banking services through the Bank.
Specifically, the Bank obtains savings and checking deposits from the public, then uses those funds to originate and purchase real estate loans and other loans. The Bank also purchases mortgage-backed securities ("MBS") and other investment securities from time to time as conditions warrant. In addition to customer deposits, the Bank obtains funds from the sale of loans held-for-sale, the sale of securities available-for-sale, repayments of existing mortgage assets, and advances from the Federal Home Loan Bank ("FHLB"). The Bank's primary sources of income are interest on loans, MBS, and investment securities plus income from lending activities and customer service fees.
Expenses consist primarily of interest payments on customer and brokered deposits and other borrowings and general and administrative costs.

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

FINANCIAL CONDITION
     Total assets as of September 30, 2008, were $1,516.8 million, an increase of $10.3 million from the prior year-end. Average interest-earning assets increased $10.1 million from the prior year to $1,472.1 million.

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2008, the Bank originated $884.7 million in mortgage loans held for sale, $342.2 million in mortgage loans held for investment, and $7.8 million in other loans. This total of $1,234.7 million in loan originations was a decrease of $177.6 million over the prior fiscal year.

     Included in the $64.0 million in loans held for sale as of September 30, 2008, were $46.5 million in residential mortgage loans held for sale with servicing released. All loans held for sale are carried at the lower of cost or fair value.

     The balance of total loans held for investment at September 30, 2008, was $1,294.3 million, an increase of $16.8 million from September 30, 2007. This increase related primarily to the Bank's residential mortgage loan portfolio. During fiscal 2008, total originations and purchases of mortgage loans and other loans held for investment were $359.6 million. The gross balance of loans on business properties was $478.9 million at September 30, 2008, compared to $490.0 million as of the previous year-end. The gross balance of construction and development loans was $396.8 million at September 30, 2008, a decrease of $79.3 million.

     The balance of mortgage servicing rights at September 30, 2008, was $716,000, a decrease of $195,000 from September 30, 2007. There were no new originated mortgage servicing rights capitalized during the year ended September 30, 2008. The total outstanding balance of mortgage loans serviced for others was $65.3 million, a decrease of $19.4 million from the prior fiscal year-end.

     The following graphs summarize the Company's total assets as of September 30, 2008 and 2007.


Total Assets - Fiscal 2008

                                               Percent of
Asset Category                                Total Assets
--------------                                -------------
Permanent loans on business properties             33%
Permanent loans on residential properties          28%
Construction and development loans                 21%
Cash and investments                                7%
Other loans                                         7%
Other non-earning assets                            4%
                                                 ------
                                                  100%
                                                 ======

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
                                                 ------
                                                  100%
                                                 ======


     Total liabilities were $1,364.3 million at September 30, 2008, an increase of $7.3 million from the previous year. Average interest-costing liabilities during fiscal year 2008 were $1,366.5 million, an increase of $6.8 million from fiscal 2007.

     Total customer deposit accounts at September 30, 2008, were $691.6 million, a decrease of $30.5 million from the prior year-end. The total change in customer deposits was comprised of a decrease of $17.8 million in certificate of deposit accounts and a decrease of $16.8 million in demand deposit accounts, offset by increases of $3.0 million in money market demand accounts and $1.1 million in savings accounts. Additionally, the Company held a total of $77.8 million in brokered deposits at September 30, 2008, a decrease of $55.7 million from September 30, 2007. The average interest rate on customer and brokered deposits at September 30, 2008, was 3.38%, a decrease of 92 basis points from the prior year-end. The average balance of customer and brokered deposits during fiscal 2008 was $805.2 million, a decrease of $14.3 million from fiscal 2007.

     Advances from the FHLB were $550.1 million at September 30, 2008, an increase of $91.2 million from the prior fiscal year-end. During fiscal year 2008, the Bank borrowed $378.0 million of new advances and made $286.7 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

     Subordinated debentures were $25.8 million as of September 30, 2008. Such debentures resulted from the issuance of pooled Trust Preferred Securities through the Company's wholly owned statutory trust, NASB Preferred Trust I during fiscal 2007. The Trust used the proceeds from the offering to purchase a like amount of the Company's subordinated debentures. The debentures, which have a variable rate of 1.65% over the 3-month LIBOR and a 30-year term, are the sole assets of the Trust. The debentures are callable, in whole or in part, after five years of the issuance date.

     During the year ended September 30, 2008, the Company paid a total of $7.1 million in cash dividends to its stockholders.

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

     During fiscal year 2008, average interest-earning assets exceeded average interest-costing liabilities by $105.6 million, which was 6.9% of average total assets. In fiscal year 2007, average interest-earning assets exceeded average interest-costing liabilities by $102.3 million, which was 6.7% of average total assets.

     The net interest spread (earning yield less costing rate) for the fiscal year ended September 30, 2008, was 2.36%, a decrease of 17 basis points from the prior year. The net interest spread for the fiscal year ended September 30, 2007, was 2.53%, a decrease of 34 basis points from the prior year.

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


                                                            As of
                                     Fiscal 2008           9/30/08
                              ---------------------------
                              Average              Yield/     Yield/
                              Balance   Interest    Rate       Rate
                            ----------------------------------------
Interest-earning assets:
  Loans receivable        $  1,363,032   91,635    6.72%      6.49%
  Mortgage-backed securities    71,196    2,546    3.58%      4.10%
  Investments                   25,909    1,086    4.19%      4.00%
  Bank deposits                 11,953      254    2.12%      1.22%
                            ----------------------------------------
    Total earning assets     1,472,090   95,521    6.49%      6.32%
                                       -----------------------------
Non-earning assets              61,057
                            ----------
      Total               $  1,533,147
                            ==========

Interest-costing liabilities:
  Customer checking and savings
    deposit accounts      $    166,076    1,925    1.16%      1.01%
  Customer and brokered
    certificates of deposit    639,113   28,814    4.51%      4.21%
  FHLB advances                536,344   24,410    4.55%      4.07%
  Subordinated debentures       25,000    1,357    5.43%      4.45%
                            ----------------------------------------
Total costing liabilities    1,366,533   56,506    4.13%      3.77%
                                       -----------------------------
Non-costing liabilities         15,291
Stockholders' equity           151,323
                            ----------
    Total                 $  1,533,147
                            ==========
Net earning balance       $    105,557
                            ==========
Earning yield less costing rate                    2.36%      2.55%
                                                 ===================
Average interest-earning
    assets                $  1,472,090
                            ==========
Net interest                             39,015
                                        ========
Net yield spread on avg.
  Interest-earning assets                          2.65%
                                                 ========



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


                                   Year ended September 30, 2008
                                            compared to
                                   year ended September 30, 2007
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $ (9,108)   1,751       (75)    (7,432)
  Mortgage-backed securities      63     (659)      (15)      (611)
  Investments                   (201)      38        (5)      (168)
  Bank deposits                 (181)     201      (106)       (86)
                            ----------------------------------------
Net change in interest income (9,427)   1,331      (201)    (8,297)
                            ----------------------------------------
Components of interest expense:
  Customer and brokered
     deposit accounts         (2,213)    (587)       27     (2,773)
  FHLB advances               (3,484)   1,255      (172)    (2,401)
  Subordinated debentures       (320)     332       (76)       (64)
  Repurchase agreements           --       --      (395)      (395)
                            ----------------------------------------
Net change in
   interest expense           (6,017)   1,000      (616)    (5,633)
                            ----------------------------------------
(Decrease) increase in net
   interest income          $ (3,410)     331       415     (2,664)
                            ========================================



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
                            ========================================



COMPARISON OF YEARS ENDED SEPTEMBER 30, 2008 AND 2007
     For the fiscal year ended September 30, 2008, the Company had net income of $9.3 million, or $1.18 per share, compared to net income $15.3 million, or $1.89 per share in the prior year.

     Total interest income for the year ended September 30, 2008, was $95.5 million, a decrease of $8.3 million from fiscal year 2007. The average yield on interest-earning assets decreased during fiscal 2008 to 6.49% from 7.10% during fiscal 2007, which resulted in a decrease in interest income of $9.4 million. The average balance of interest-earning assets increased from $1,462.0 million during fiscal 2007 to $1,472.1 million during fiscal 2008, resulting in an increase in interest income of $1.3 million.

     Interest income on loans decreased $7.4 million to $91.6 million in fiscal 2008, compared to $99.1 million during fiscal 2007. A decrease of $9.1 million resulted from a 68 basis point decrease in the average yield on loans outstanding during the fiscal year. The weighted average rate on loans receivable at September 30, 2008, was 6.49%, a 66 basis point decrease from September 30, 2007. This decrease was partially offset by a $1.8 million increase in interest income on loans resulting from a $23.7 million increase in the average balance of loans outstanding over the prior year. Interest income on mortgage-backed securities decreased $611,000 to $2.5 million in fiscal 2008, compared to $3.2 million during fiscal 2007. A decrease of $659,000 resulted from a $18.8 million decrease in the average balance of mortgage-backed securities from the prior year. This decrease was partially offset by a 7 basis point increase in the average yield on mortgage-backed securities during the fiscal year.

     Total interest expense during the year ended September 30, 2008, decreased $5.6 million from the prior year. Specifically, interest on customer and brokered deposit accounts decreased $2.8 million during fiscal 2008. Of that decrease, approximately $2.2 million resulted from a 27 basis point decrease in the average rate paid on such interest-costing liabilities, and a decrease of approximately $587,000 resulted from a $14.3 million decrease in the average balance of customer and brokered deposits accounts from the prior year. The average rate paid on FHLB advances decreased 68 basis points, which resulted in a decrease in interest on FHLB advances of approximately $3.5 million from fiscal year 2007. This decrease was partially offset by a $1.3 million increase, which resulted from a $24.0 million increase in the average balance of FHLB advances over the prior period. Management continues to use FHLB advances as a primary source of short-
term financing.   Interest expense on securities sold under agreements
to repurchase decreased $395,000 from the prior year due to the fact that the Company had no such liabilities outstanding during fiscal 2008.

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

     The provision for losses on loans was $6.2 million during the year ended September 30, 2008, compared to $1.6 million during fiscal 2007. The allowance for loan losses was $13.8 million or 1.07% of the total loan portfolio held for investment and approximately 39% of total nonaccrual loans as of September 30, 2008. This compares with an allowance for loan losses of $8.1 million or 0.63% of the total loan portfolio held for investment and approximately 245% of the total nonaccrual loans as of September 30, 2007. The increase in the allowance for loan loss of $5.7 million was due to the aforementioned provision for loan loss resulting from management's analysis of the Bank's loan portfolios, which was partially offset by net charge-offs for the year of $490,000. The provision for loss on loans related primarily to the significant increase in loans secured by business and residential construction properties classified as substandard or loss over the prior year. Additionally, management determined that the significant increase in the allowance for loan loss was appropriate due to the continued deterioration in the residential housing market. With regard to loan portfolio concentrations at September 30, 2008, loans secured by business properties made up thirty-four percent of the Bank's total loans receivable, and forty-one percent of the allowance for loan losses was allocated to such loans. This compares to thirty-three percent of total loans receivable and fifty-three percent of the allowance at September 30, 2007. At September 30, 2008, loans secured by residential properties made up thirty-one percent of the Bank's total loans receivable, and nine percent of the allowance for loan losses was allocated to such loans. This compares to twenty-nine percent of total loans receivable and thirteen percent of the allowance at September 30, 2007. At September 30, 2008, construction and development loans made up twenty-seven percent of the Bank's total loans receivable, and forty-one percent of the allowance for loan losses was allocated to such loans. This compares to thirty-three percent of total loans receivable and twenty-one percent of the allowance at September 30, 2007. Management believes that the provision for loan losses is sufficient to provide for a level of loan loss allowance at year end that would adequately absorb all estimated credit losses on outstanding balances over the subsequent twelve-month period.

     Total other income for fiscal year 2008 was $18.4 million, a decrease of $2.8 million from the amount earned in fiscal year 2007. Specifically, provision for loss on real estate owned increased $1.5 million due to increased charge-offs on residential construction and business properties. Customer service fees and charges decreased $270,000 due to a decrease in miscellaneous loan origination fees resulting from the decrease in mortgage banking volume, and a decrease in appraisal fee income resulting from the elimination of the Company's internal appraisal department in March 2008. Gain on sale of loans receivable held for sale decreased $375,000 due to a decrease in mortgage banking volume from the prior year. In addition, other income decreased $742,000 due to decreases in income received on foreclosed assets held for sale, loan prepayment penalties, official check processing fee income, and the effect of recording the net fair value of certain loan-related commitments in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." These decreases were partially offset by a $122,000 increase in gain on sale of securities due to the redemption of Visa, Inc. common stock during their initial public offering in March 2008.

     Total general and administrative expenses for fiscal 2008 were $36.8 million, an increase of $490,000 from the prior year. Specifically, compensation, fringe benefits, and commission-based mortgage banking compensation increased $158,000 due primarily to an increase in mortgage banking spreads over the prior year. Premises and equipment expense increased $510,000 due primarily to costs related to a new loan origination system implemented in fiscal 2007.
Additionally, advertising and business promotion expense increased $127,000 due primarily to increased costs related to the mortgage banking operation. These increases were partially offset by a $306,000 decrease in other expense due to decreases in professional fees and other lending-related costs resulting from the consolidation of loan origination offices in fiscal 2007 and from the decrease in mortgage banking volume for the fiscal year.


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

     The provision for losses on loans was $1.6 million during the year ended September 30, 2007, compared to $745,000 during fiscal 2006. The allowance for loan losses was $8.1 million or 0.63% of the total loan portfolio held for investment and approximately 245% of total nonaccrual loans as of September 30, 2007. This compares with an allowance for loan losses of $8.0 million or 0.62% of the total loan portfolio held for investment and approximately 125% of the total nonaccrual loans as of September 30, 2006. The relatively small increase in the allowance for loan loss of $106,000 was the result of the aforementioned provision for loan loss resulting from management's analysis of the Bank's loan portfolios, largely offset by net charge-offs for the year of $1.5 million. Although the balance of the Bank's loan portfolios decreased during fiscal 2007, management determined that the slight increase in the allowance for loan loss was appropriate due to deteriorating conditions in the residential housing market. The provision for loss on loans related primarily to the charge-off of loans secured by residential construction properties and business properties. With regard to loan portfolio concentrations at September 30, 2007, loans secured by business properties made up thirty-three percent of the Bank's total loans receivable, and fifty-three percent of the allowance for loan losses was allocated to such loans. This compares to thirty-two percent of total loans receivable and fifty-seven percent of the allowance at September 30, 2006. At September 30, 2007, loans secured by residential properties made up twenty-nine percent of the Bank's total loans receivable, and thirteen percent of the allowance for loan losses was allocated to such loans. This compares to twenty-nine percent of total loans receivable and ten percent of the allowance at September 30, 2006. At September 30, 2007, construction and development loans made up thirty-three percent of the Bank's total loans receivable, and twenty-one percent of the allowance for loan losses was allocated to such loans. This compares to thirty-four percent of total loans receivable and twenty-two percent of the allowance at September 30, 2006.

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

     The following table is an interest rate sensitivity analysis, which summarizes information provided by the OTS that estimates the changes in NPV of the Bank's portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank's current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OTS compiled this information using data from the Bank's Thrift Financial Report as of September 30, 2008. The model output data associated with the -200 and -300 basis point scenarios was suppressed because of the relatively low current interest rate environment. Dollar amounts are expressed in thousands.






                                                      NPV as % of PV of Assets
Changes in            Net Portfolio Value             ------------------------
  Market        ------------------------------------             Board approved
Interest rates    $ Amount    $ Change   % Change       Actual      minimum
----------------------------------------------------  ------------------------
    + 3%           144,742     (33,680)     -19%         9.9%         6%
    + 2%           158,672     (19,750)     -11%        10.7%         6%
    + 1%           168,320     (10,103)      -6%        11.2%         7%
  no change        178,422          --       --         11.7%         8%
    - 1%           185,767       7,345       +4%        12.0%         8%
    - 2%                --          --       --           --          8%
    - 3%                --          --       --           --          8%





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

IMPACT OF CURRENT ECONOMIC CONDITIONS
     The current economic environment presents financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

     Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.


LIQUIDITY AND CAPITAL RESOURCES
     Effective July 18, 2001, the OTS adopted a rule that removed the regulation to maintain a specific average daily balance of liquid assets, but retained a provision that requires institutions to maintain sufficient liquidity to ensure their safe and sound operation. North American maintains a level of liquid assets adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The Bank's primary sources of liquidity are the sale and repayment of loans, retention of existing or newly acquired retail deposits, and FHLB advances. Management continues to use FHLB advances as a primary source of short-term funding. FHLB advances are secured by a blanket pledge agreement of the loan and securities portfolio, as collateral, supported by quarterly reporting of eligible collateral to FHLB. Available FHLB borrowings are limited based upon a percentage of the Bank's assets and eligible collateral, as adjusted by appropriate eligibility and maintenance levels. Management continually monitors the balance of eligible collateral relative to the amount of advances outstanding.
At September 30, 2008, the Bank had available advances at FHLB of $586.0 million, and outstanding advances of $550.1 million. The Bank has established relationships with various brokers, and, as a secondary source of liquidity, the Bank may purchase brokered deposit accounts. At September 30, 2008, the Bank has $77.8 million in brokered deposits, and it could purchase up to an additional $278.3 million in brokered deposits and remain "well capitalized" as defined by the OTS.

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

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September 30, 2008, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirements, is provided in the notes to the consolidated financial statements.

     Under OTS regulations, there is no limit to the amount of capital that the Bank may distribute to the Company in the form of dividends. However, each dividend distribution is subject to a thirty-day review by the OTS, who can take exception to any proposed dividend. Declared dividends remain unpaid until management receives written notification of "no exception" from the OTS.


OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
     Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments and standby letters of credit. The bank had outstanding commitments to originate mortgage loans for its portfolio and standby letters of credit totaling $14.1 million and $7.3 million, respectively, at September 30, 2008. In addition, the Bank had outstanding commitments to originate mortgage loans totaling $89.1 million at September 30, 2008, which it had committed to sell to outside investors. Since commitments may expire unused or be only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes that there are no material commitments to extend credit that represent risk of an unusual nature.

     Management anticipates that the Company will continue to have sufficient funds through repayments and maturities of loans and securities, deposits and borrowings, to meet its commitments.

     The following table discloses payments due on the Company's contractual obligations at September 30, 2008:






                                            Due in     Due from     Due from     Due in
                                 Total     < 1 year    1-3 years    3-5 years    > 5 years
                                ----------------------------------------------------------
Advances from FHLB            $  550,091    234,065     316,026           --        --
Subordinated debentures           25,774         --          --           --    25,774
Operating leases                   2,613        644         792          882       295
                                ----------------------------------------------------------
Total contractual obligations $  578,478    234,709     316,818          882    26,069
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

NASB Financial, Inc. and Subsidiary
Consolidated Balance Sheets




                                                                                 September 30,
                                                                           -----------------------
                                                                                2008        2007
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                $     21,735      26,050
Securities available for sale, at fair value                                       35          42
Stock in Federal Home Loan Bank, at cost                                       26,284      22,307
Mortgage-backed securities:
  Available for sale, at fair value                                            59,889      80,622
  Held to maturity, at cost                                                       135         217
Loans receivable:
  Held for sale, at lower of amortized cost or fiar value, net                 64,030      47,233
  Held for investment, net                                                  1,294,297   1,277,456
Allowance for loan losses                                                     (13,807)     (8,097)
Accrued interest receivable                                                     6,886       8,398
Foreclosed assets held for sale, net                                            6,038       6,511
Premises and equipment, net                                                    14,599      15,765
Investment in LLCs                                                             20,683      19,058
Mortgage servicing rights, net                                                    716         911
Deferred income tax asset, net                                                  6,293       1,998
Other assets                                                                    8,948       8,012
                                                                           -----------------------
                                                                         $  1,516,761   1,506,483
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Customer deposit accounts                                              $    691,615     722,102
  Brokered deposit accounts                                                    77,764     133,434
  Advances from Federal Home Loan Bank                                        550,091     458,933
  Subordinated debentures                                                      25,774      25,774
  Escrows                                                                       9,776       9,468
  Income taxes payable                                                          4,002       1,261
  Liability for unrecognized tax benefits                                         850          --
  Accrued expenses and other liabilities                                        4,477       6,119
                                                                           -----------------------
    Total liabilities                                                       1,364,349   1,357,091
                                                                           -----------------------

Stockholders' equity:
  Common stock of $0.15 par value: 20,000,000 authorized; 9,857,112
    shares issued at September 30, 2008 and 2007                                1,479       1,479
  Additional paid-in capital                                                   16,484      16,400
  Retained earnings                                                           172,612     170,613
  Treasury stock, at cost; 1,989,498 shares at September 30, 2008
    and 2007                                                                  (38,418)    (38,418)
  Accumulated other comprehensive income (loss)                                   255        (682)
                                                                           -----------------------
      Total stockholders' equity                                              152,412     149,392
                                                                           -----------------------
                                                                         $  1,516,761   1,506,483
                                                                           =======================




See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Income



                                                         Years Ended September 30,
                                                  ------------------------------------
                                                      2008         2007         2006
                                                  ------------------------------------
                                             (Dollars in thousands, except per share data)
Interest on loans receivable                      $  91,635       99,067       93,830
Interest on mortgage-backed securities                2,546        3,157        4,163
Interest and dividends on securities                  1,086        1,254          900
Other interest income                                   254          340          239
                                                  ------------------------------------
     Total interest income                           95,521      103,818       99,132
                                                  ------------------------------------
Interest on customer and brokered deposit accounts   30,739       33,512       29,946
Interest on advances from Federal Home Loan Bank     24,410       26,811       21,791
Interest on subordinated debentures                   1,357        1,421           --
Interest on securities sold under agreements
   to repurchase                                         --          395          784
                                                  ------------------------------------
    Total interest expense                           56,506       62,139       52,521
                                                  ------------------------------------
    Net interest income                              39,015       41,679       46,611
Provision for loan losses                             6,200        1,634          745
                                                  ------------------------------------
    Net interest income after provision
      for loan losses                                32,815       40,045       45,866
                                                  ------------------------------------
Other income (expense):
  Loan servicing fees, net                               18          103          374
  Impairment (loss) recovery on mortgage servicing
    rights                                               48           34          (10)
  Customer service fees and charges                   5,547        5,817        6,189
  Provision for (loss) recovery on real
    estate owned                                     (2,050)        (595)       1,026
  Gain on sale of securities available for sale         122           --          258
  Gain on sale of loans receivable held for sale     14,043       14,418       14,331
  Other                                                 679        1,421        2,356
                                                  ------------------------------------
    Total other income                               18,407       21,198       24,524
                                                  ------------------------------------
General and administrative expenses:
  Compensation and fringe benefits                   15,553       15,567       16,657
  Commission-based mortgage banking compensation      7,482        7,310        7,022
  Premises and equipment                              4,147        3,637        3,600
  Advertising and business promotion                  4,305        4,178        3,613
  Federal deposit insurance premiums                    104          103          108
  Other                                               5,228        5,534        6,248
                                                  ------------------------------------
     Total general and administrative expenses       36,819       36,329       37,248
                                                  ------------------------------------
     Income before income tax expense                14,403       24,914       33,142
                                                  ------------------------------------
Income tax expense (benefit):
  Current                                             9,989        9,429       12,836
  Deferred                                           (4,882)         166         (462)
                                                  ------------------------------------
    Total income tax expense                          5,107        9,595       12,374
                                                  ------------------------------------
      Net income                                  $   9,296       15,319       20,768
                                                  ====================================

Basic earnings per share                          $    1.18         1.89         2.47
                                                  ====================================

Diluted earnings per share                        $    1.18         1.88         2.46
                                                  ====================================

Basic weighted average shares outstanding          7,867,614    8,100,904    8,396,552
                                                  ====================================




See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows



                                                                Years ended September 30,
                                                            ---------------------------------
                                                               2008        2007        2006
                                                            ---------------------------------
                                                                  (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $  9,296      15,319      20,768
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation                                               1,809       1,220       1,249
    Amortization and accretion, net                           (1,068)     (1,668)     (1,272)
    Deferred income tax expense (benefit)                     (4,882)        166        (462)
    Gain on sale of securities available for sale               (122)         --        (258)
    Loss (income) from investment in LLCs                        265         197        (147)
    Impairment (recovery) loss on mortgage servicing rights      (48)        (34)         10
    Gain on sale of loans receivable held for sale           (14,043)    (14,418)    (14,331)
    Provision for loan losses                                  6,200       1,634         745
    Provision for loss (recovery) on real estate owned         2,050         595      (1,026)
    Principal repayments of mortgage loans receivable held
      for sale                                                    --          --          20
    Origination of loans receivable held for sale           (884,725) (1,001,663)   (951,335)
    Sale of loans receivable held for sale                   899,486   1,019,310   1,009,316
    Stock based compensation - stock options                      84          89          55
Changes in:
  Net fair value of loan-related commitments                      31         (42)         58
  Accrued interest receivable                                  1,512        (192)     (1,208)
  Accrued expenses, other liabilities and
    income taxes payable                                         996        (529)      1,007
                                                            ---------------------------------
    Net cash provided by operating activities                 16,841      19,984      63,189

Cash flows from investing activities:
  Principal repayments of mortgage-backed securities:
    Held to maturity                                              82         108         106
    Available for sale                                        21,972      17,887      32,302
  Principal repayments of mortgage loans receivable held
    for investment                                           309,108     412,833     449,779
  Principal repayments of other loans receivable              10,524       8,741       9,206
  Principal repayments of securities available for sale            7           8           7
  Loan origination - mortgage loans receivable
    held for investment                                     (342,219)   (401,520)   (516,072)
  Loan origination - other loans receivable                   (7,847)     (9,141)     (5,012)
  Purchase of mortgage loans receivable held for investment   (9,500)          --          --
  Proceeds from sale (purchases) of Federal Home Loan
    Bank stock                                                (3,977)      1,736      (1,653)
  Proceeds from sale of securities available for sale            122          --         438
  Proceeds from sale of real estate owned                      5,427       6,785       5,623
  Purchase of premises and equipment, net                       (643)     (4,097)     (3,685)
  Investment in LLC                                           (1,890)     (2,517)     (4,385)
  Other                                                         (330)     (2,261)        657
                                                            ---------------------------------
    Net cash provided by (used in) investing activities      (19,164)     28,562     (32,689)


NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows (continued)



                                                               Years ended September 30,
                                                            ---------------------------------
                                                               2008        2007        2006
                                                            ---------------------------------
                                                                  (Dollars in thousands)
Cash flows from financing activities:
  Net (decrease) increase in customer and brokered
     deposit accounts                                        (86,570)      3,622      48,022
  Proceeds from advances from Federal Home Loan Bank         378,000     353,650     371,000
  Repayment of advances from Federal Home Loan Bank         (286,650)   (393,848)   (337,324)
  Proceeds from subordinated debentures                           --      25,774          --
  Proceeds from sale of securities under agreements to
     repurchase                                                   --      30,900          --
  Repayment of securities sold under agreements to
     repurchase                                                   --     (30,900)   (122,000)
  Cash dividends paid                                         (7,080)     (7,337)     (9,468)
  Repurchase of common stock for treasury                         --     (16,357)     (4,109)
  Change in escrows                                              308         558        (513)
                                                            ---------------------------------
    Net cash used in financing activities                     (1,992)    (33,938)    (54,392)
                                                            ---------------------------------
    Net (decrease) increase in cash and cash equivalents      (4,315)     14,608     (23,892)
    Cash and cash equivalents at beginning of period          26,050      11,442      35,334
                                                            ---------------------------------

    Cash and cash equivalents at end of period              $ 21,735      26,050      11,442
                                                            =================================

Supplemental disclosure of cash flow information:
  Cash paid for income taxes (net of refunds)               $  6,613      10,771      11,027
  Cash paid for interest                                      58,686      61,965      52,524

Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of loans receivable to real estate owned       $ 10,465      13,690       3,450
  Conversion of real estate owned to loans receivable          2,772       5,617       2,170
  Capitalization of originated mortgage servicing rights          --           6         174
  Transfer of loans from held for investment to held for
     sale                                                     17,515          --          --






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

Balance at October 1, 2005    $  1,479    16,256    151,331    (17,952)     (2,227)        148,887
Comprehensive income:
  Net income                        --        --     20,768         --          --          20,768
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities    --        --         --         --         439             439
                                                                                         ----------
  Total comprehensive income                                                                21,207
 Cash dividends paid                --        --     (9,468)        --          --          (9,468)
 Stock based compensation expense   --        55         --         --          --              55
 Purchase of common stock
   for treasury                     --        --         --     (4,109)         --          (4,109)
                              ---------------------------------------------------------------------
Balance at September 30, 2006 $  1,479    16,311    162,631    (22,061)     (1,788)        156,572
Comprehensive income:
  Net income                        --        --     15,319         --          --          15,319
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --       1,106           1,106
                                                                                         ----------
  Total comprehensive income                                                                16,425
 Cash dividends paid                --        --     (7,337)        --          --          (7,337)
 Stock based compensation expense   --        89         --         --          --              89
 Purchase of common stock
   for treasury                     --        --         --    (16,357)         --         (16,357)
                              ---------------------------------------------------------------------
Balance at September 30, 2007 $  1,479    16,400    170,613    (38,418)       (682)        149,392
Comprehensive income:
  Net income                        --        --      9,296         --          --           9,296
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --         937             937
                                                                                         ----------
  Total comprehensive income                                                                10,233
 Cash dividends paid                --        --     (7,080)        --          --          (7,080)
 Stock based compensation expense   --        84         --         --          --              84
 Adjustment for the adoption of
  FIN 48                            --        --       (217)        --          --            (217)
                              ---------------------------------------------------------------------
Balance at September 30, 2008 $  1,479    16,484    172,612    (38,418)        255         152,412
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

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $6.3 million and $18.8 million as of September 30, 2008 and 2007, respectively. The Federal Reserve Board ("FRB") requires federally chartered savings banks to maintain non-interest-earnings cash reserves at specified levels against their transaction accounts. Required reserves may be maintained in the form of vault cash, a non-interest-bearing account at a Federal Reserve Bank, or a pass-through account, as defined by FRB. At September 30, 2008, the Bank's reserve requirement was $4.7 million.

SECURITIES AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE
     Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2008 and 2007, the Company had no assets designated as trading. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

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

     Loans held for sale are carried at the lower of amortized cost (outstanding principal balance adjusted for unamortized deferred loan fees and costs) or fair value. Fair values for such loans are determined based on sale commitments or dealer quotations. Gains or losses on such sales are recognized using the specific identification method. Transfers of loan receivable held for sale are accounted for as sales when control over the asset has been surrendered. Interest, including amortization and accretion of deferred loan fees and costs, is included in interest income. The Bank issues various representations and warranties and standard recourse provisions associated with the sale of loans. The Bank has not experienced any significant losses during the years ended September 30, 2008, 2007 and 2006 regarding these provisions.

LOANS RECEIVABLE HELD FOR INVESTMENT, NET
     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal less an allowance for loan losses, undisbursed loan funds and unearned discounts and loan fees, net of certain direct loan origination costs. Interest on loans is credited to income as earned and accrued only when it is deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. The accrual of interest is discontinued when principal or interest payments become doubtful. As a general rule, this occurs when the loan becomes ninety days past due. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears or recorded as income, depending on Bank management's assessment of the ultimate collectibility of the loan. Nonaccrual loans may be restored to accrual status when principal and interest become current and the full payment of principal and interest is expected.

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

STOCK OPTIONS
     The Company has a stock-based employee compensation plan which is described more fully in Note 16. On October 1, 2005, the Company adopted SFAS 123(R), "Share Based Payment (Revised 2004)" ("SFAS 123(R)"), which requires that compensation costs relating to share-based payment transactions be recognized in the financial statements. The Company has adopted SFAS 123(R) using the modified prospective method in which compensation cost is recognized over the service period for all awards granted subsequent to the adoption of SFAS 123(R) as well as for the unvested portion of awards outstanding as of the Company's adoption of SFAS 123(R). In accordance with the modified prospective, results for prior periods have not been restated. Stock based compensation expense for stock options totaled $84 thousand ($52 thousand, net of tax), $89 thousand ($55 thousand, net of tax) and $55 thousand ($34 thousand, net of tax) during the years ended September 30, 2008, 2007 and 2006, respectively.

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

     The Bank's bad debt deduction for the years ended September 30, 2008, 2007 and 2006, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the "base-year." The recapture of the excess reserve was completed over a six-year phase-in-period that began with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $3.7 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank's capital in the form of stock redemptions caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

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

     Originated mortgage servicing rights are recorded at cost based upon the relative fair values of the loans and the servicing rights. Servicing release fees paid on comparable loans and discounted cash flows are used to determine estimates of fair values. Purchased mortgage servicing rights are acquired from independent third-party originators and are recorded at the lower of cost or fair value. These rights are amortized in proportion to and over the period of expected net servicing income or loss.
     Impairment Evaluation - The Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights, the Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights. During the years ended September 30, 2008 and 2007, the value of mortgage servicing rights increased, which resulted in a recovery of valuation allowance of $48,000 and $34,000, respectively.

DERIVATIVE INSTRUMENTS
     The Bank regularly enters into commitments to originate and sell loans held for sale. Such commitments are considered derivative instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and SFAS No. 149. These statements require the Bank to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As of September 30, 2008 and 2007, the fair value of loan related commitments resulted in a net asset of $8,000 and $39,000, respectively

REVENUE RECOGNITION
     Interest income, loan servicing fees, customer service fees and charges and ancillary income related to the Bank's deposits and lending activities are accrued as earned.

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

                                        Year Ended September 30,
                                 --------------------------------------
                                       2008         2007        2006
                                 --------------------------------------
Net income                          $   9,296       15,319      20,768

Average common shares outstanding   7,867,614    8,100,904   8,396,552
Average common share stock
   Options outstanding                     --       66,970      47,467
                                 --------------------------------------
Average diluted common shares       7,867,614    8,167,874   8,444,019

Earnings per share:
  Basic earnings per share          $    1.18         1.89        2.47
  Diluted earnings per share             1.18         1.88        2.46

     At September 30, 2008, options to purchase 72,038 shares of the Company's stock were outstanding. These options were not included in the calculated of diluted earnings per share, as they were considered anti-dilutive.

RECENTLY ISSUED ACCOUNTING STANDARDS
     In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. The adopted of FIN 48 on October 1, 2007, resulted in a $217,000 decrease in retained earnings.

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

     In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), "Business Combinations." SFAS No. 141R establishes principals and requirements for how an acquirer in a business combination recognizes and measures in its financial statements identifiable assets acquired and liabilities assumed. SFAS No. 141R also establishes requirements for determining what information should be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008.

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

RECLASSIFICATIONS
     Certain amounts for 2007 and 2006 have been reclassified to conform to the current year presentation.

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

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument presented as of September 30, 2008 and 2007:

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

SUBORDINATED DEBENTURES
The estimated fair values of subordinated debentures is determined by discounting the future cash flows of existing debentures using rates currently available for new debentures with similar terms and remaining maturities. As these are variable rate securities, cost approximates fair value.

COMMITMENTS TO ORIGINATE, PURCHASE AND SELL LOANS
The estimated fair value of commitments to originate, purchase, or sell loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates.


(2) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.







                                                     September 30, 2008
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $     130         --            (1)            129
Pass-through certificates guaranteed
  by FNMA - adjustable rate             7,762         58            --           7,820
FHLMC participation certificates:
    Fixed rate                            741         --           (45)            696
    Adjustable rate                    50,841        461           (58)         51,244
                                    -----------------------------------------------------
       Total                        $  59,474        519          (104)         59,889
                                    =====================================================



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
                                    =====================================================






     There were no sales of mortgage-backed securities available for sale during the years ended September 30, 2008, 2007, or 2006.

     The following tables present a summary of the fair value and gross unrealized losses of those mortgage-backed securities available for sale which had unrealized losses at September 30, 2008 and 2007.
Dollar amounts are expressed in thousands.


                                        September 30, 2008
                          ---------------------------------------------
                           Less Than 12 Months      12 Months or Longer
                          ---------------------    --------------------
                            Estimated   Gross       Estimated   Gross
                              fair    unrealized      fair   unrealized
                             value      losses       value      losses
                          ---------------------------------------------
Pass-through certificates
   guaranteed by GNMA:
     Fixed rate            $     129          1    $      --        --
FHLMC participation
   certificates:
     Fixed rate                   --         --          696        45
     Adjustable rate              --         --        9,685        58
                          ---------------------------------------------
   Total                   $     129          1    $  10,381       103
                          =============================================

                                        September 30, 2007
                          ---------------------------------------------
                           Less Than 12 Months      12 Months or Longer
                          ---------------------    --------------------
                            Estimated   Gross       Estimated   Gross
                              fair    unrealized      fair   unrealized
                             value      losses       value      losses
                          ---------------------------------------------
Pass-through certificates
   guaranteed by FNMA:
     Adjustable rate       $      --         --    $  11,132       135
FHLMC participation
   certificates:
     Fixed rate                   --         --          904        63
     Adjustable rate              --         --       68,402       914
                          ---------------------------------------------
   Total                   $      --         --    $  80,438     1,112
                          =============================================


     Based upon evaluation of available evidence, including changes in market interest rates during fiscal years 2008 and 2007, management believes the declines in fair value of these securities, which consist almost exclusively of moderately-seasoned 5/1 adjustable rate mortgage-
backed securities, are temporary.   The decline in fair value is due to
significant changes in interest rates and market conditions, which have occurred since these securities were purchased. However, management believes that as these securities approach their reset dates, they will no longer be impaired. Should the impairment of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified. Management has the ability to hold these securities to maturity.

     The scheduled maturities of mortgage-backed securities available for sale at September 30, 2008, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                            Amortized  unrealized  unrealized     fair
                              cost       gains       losses       value
                            -------------------------------------------
Due from five to ten years  $     741       --         (45)         696
Due after ten years            58,733      519         (59)      59,193
                            -------------------------------------------
     Total                  $  59,474      519        (104)      59,889
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

                                         September 30, 2008
                         ----------------------------------------------
                                         Gross       Gross    Estimated
                             Amortized  unrealized  unrealized    fair
                               cost       gains      losses       value
                         ----------------------------------------------
Customer deposit accounts  $    1,135         3         (9)       1,129
FHLB advances                  56,232       513        (49)      56,696
                          ---------------------------------------------
    Total                  $   57,367       516        (58)      57,825
                         ==============================================

                                         September 30, 2007
                         ----------------------------------------------
                                         Gross       Gross    Estimated
                             Amortized  unrealized  unrealized    fair
                               cost       gains      losses       value
                         ----------------------------------------------
Customer deposit accounts  $    1,779         2        (32)       1,749
FHLB advances                  77,280        --     (1,004)      76,276
                          ---------------------------------------------
    Total                  $   79,059         2     (1,036)      78,025
                         ==============================================


(3) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

     The following tables present a summary of mortgage-backed securities held to maturity. Dollar amounts are expressed in thousands.




                                                    September 30, 2008
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $      74          4            --              78
FNMA pass-through certificates:
  Fixed rate                               13         --            --              13
  Balloon maturity and
    adjustable rate                        47         --            --              47
Pass-through certificates guaranteed
  by GNMA - fixed rate                      1         --            --               1
                                    ----------------------------------------------------
     Total                         $      135          4            --             139
                                    =====================================================





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
                                    =====================================================






     The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2008, are presented in the following table. Dollar amounts are expressed in thousands.


                                       Gross        Gross    Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains       losses      value
                          --------------------------------------------
Due from one to five years $     1          --          --           1
Due from five to ten years      13          --          --          13
Due after ten years            121           4          --         125
                         ---------------------------------------------
     Total                 $   135           4          --         139
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


                                       September 30, 2008
                        ----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains      losses       value
                        ----------------------------------------------
Customer deposit accounts $     41         2         --            43
                        ==============================================



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
                        ==============================================


     All dispositions of mortgage-backed securities held to maturity during fiscal 2008, 2007, and 2006 were the result of maturities or calls.


(4) LOANS RECEIVABLE

     The following table provides a detail of loans receivable as of September 30. Dollar amounts are expressed in thousands.


HELD FOR INVESTMENT                           2008           2007
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties              $   384,258        357,896
    Business properties                     478,883        489,978
    Partially guaranteed by VA or
      insured by FHA                          2,812          1,541
    Construction and development            396,777        476,081
                                         ---------------------------
Total mortgage loans                      1,262,730      1,325,496
Commercial loans                             93,600         63,801
Installment loans and lease financing
  to individuals                             14,920         17,729
                                         ---------------------------
Total loans receivable held
  for investment                          1,371,250      1,407,026
Less:
  Undisbursed loan funds                    (69,300)      (124,184)
  Unearned discounts and fees on
    loans, net of deferred costs             (7,653)        (5,386)
                                         ---------------------------
    Net loans receivable held
      for investment                    $ 1,294,297      1,277,456
                                         ===========================


HELD FOR SALE                                 2008           2007
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties              $    73,829         70,624
    Business properties                      17,788             --
 Less:
  Undisbursed loan funds                    (27,314)       (23,391)
  Unearned discounts and fees on loans,
    net of deferred costs                      (273)             --
                                          --------------------------
    Net loans receivable held for sale  $    64,030         47,233
                                          ==========================

     During the quarter ended September 30, 2008, the Bank transferred a permanent mortgage loan on a business property with an amortized cost of $17.5 million from the held for investment category to the held for sale category. The decision was made to transfer the loan after the borrower defaulted under the terms of the note and the Bank began foreclosure. The basis at which the loans were transferred was amortized cost, which was lower than market value at the time of transfer.

     Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $64,000 and $80,000 at September 30, 2008 and 2007, respectively.

     Whole loans and participations serviced for others were approximately $65.3 million and $84.7 million at September 30, 2008 and 2007, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

     First mortgage loans were pledged to secure FHLB advances in the amount of approximately $800.3 million and $785.6 million at September 30, 2008 and 2007, respectively.

     Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2008 and 2007. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

     As of September 30, 2008 and 2007, loans with an aggregate principal balance of approximately $35.1 million and $3.3 million, respectively, were on nonaccrual status. Gross interest income would have increased by $1.8 million, $167,000 and $255,000 for the years ended September 30, 2008, 2007 and 2006, respectively, if the nonaccrual loans had been performing

     The following table presents the activity in the allowance for losses on loans for 2008, 2007, and 2006. Allowance for losses on mortgage loans includes specific valuation allowances and valuation allowances associated with homogenous pools of loans. Dollar amounts are expressed in thousands.


                                     2008       2007       2006
                                 ---------------------------------
Balance at beginning of year     $  8,097      7,991      7,536
  Provisions                        6,200      1,634        745
  Charge-offs                        (504)    (1,528)      (313)
  Recoveries                           14         --         23
                                 ---------------------------------
Balance at end of year           $ 13,807      8,097      7,991
                                 =================================


     The following tables provide a summary of information on impaired loans. Dollar amounts are expressed in thousands.


                                                  September 30,
                                                ----------------
                                                   2008   2007
                                                ----------------
  Impaired loans with a valuation allowance    $ 10,287    122
  Impaired loans without a valuation allowance       --     --
                                                ----------------
                                               $ 10,287    122
                                                ================
   Valuation applicable to impaired loans      $  1,383    122
                                                ================


                                               2008    2007    2006
                                             ------------------------
   Average balance of impaired loans       $ 10,842     262   3,568
   Interest income recognized on
       impaired loans                           489     120      85
   Interest income received on a cash basis
       on impaired loans                        635     120      97

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






                                           2008
                 -------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
------------------------------------------------------------------------------
Missouri        $ 179,167     30,470       74,592       177,373       461,602
Kansas             48,023     11,935       23,606       197,756       281,320
Colorado            5,557      4,089       63,463            --        73,109
Texas              13,708      9,329       42,804         4,648        70,489
Arizona            13,126        632       19,543         9,900        43,201
Florida            19,396        936       12,184            --        32,516
Oklahoma            2,314      3,046       21,627            --        26,987
North Carolina      6,137      3,648       16,255            --        26,040
California         14,679         --        4,500            --        19,179
Illinois            5,964        571       11,054           500        18,089
Indiana             2,610         --       15,016            --        17,626
Washington          4,950         --       10,576            --        15,526
Iowa                4,800      3,640        4,184         2,650        15,274
Ohio                2,887         --        9,618            --        12,505
Georgia             5,611        283        6,181            --        12,075
Michigan              752         --       10,181            --        10,933
New Jersey          5,180         --        5,441            --        10,621
Pennsylvania        2,403         --        7,871            --        10,274
Other              58,110        236       43,068         3,950       105,364
                 -------------------------------------------------------------
                $ 395,374     68,815      401,764       396,777     1,262,730
                 =============================================================



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
                 =============================================================

     Proceeds from the sale of loans receivable held for sale during fiscal 2008, 2007 and 2006, were $899.5 million, $1,019.3 million, and $1,009.3 million, respectively. In fiscal 2008, the Bank realized gross gains of $14.3 million and $312,000 of gross losses. In fiscal 2007, the Bank realized gross gains of $14.6 million and gross losses of $231,000 on those sales. In fiscal 2006, gross gains of $14.5 million and gross losses of $151,000 were realized.


(5) FORECLOSED ASSETS HELD FOR SALE

     The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.


                                          2008       2007
                                        -------------------
Real estate acquired through (or deed in
  lieu of) foreclosure                  $ 6,707      6,715
Less: allowance for losses                 (669)      (204)
                                        --------------------
    Total                               $ 6,038      6,511
                                        ====================


     The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.


                                 2008     2007     2006
                               --------------------------
Balance at beginning of year $     204      275      195
Provision for loss (recovery)    2,050      595   (1,026)
Charge-offs                     (1,819)  (1,222)    (356)
Recoveries                         234      556    1,462
                               --------------------------
Balance at end of year       $     669      204      275
                               ==========================


(6) PREMISES AND EQUIPMENT

     The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

                                      2008       2007
                                    -------------------
Land                                $ 4,308      4,308
Buildings and improvements           12,491     12,743
Furniture, fixtures and equipment    10,066     10,688
                                    -------------------
                                     26,865     27,739
  Accumulated depreciation          (12,266)   (11,974)
                                    -------------------
  Total                            $ 14,599     15,765
                                    ===================


     Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended
September 30, 2008, 2007, and 2006, were approximately $622,000,
$884,000, and $1.0 million, respectively.

     Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.


                    Fiscal year ended
                    September 30,              Amount
                   -----------------------------------
                    2009                       $   644
                    2010                           549
                    2011                           243
                    2012                           441
                    2013                           441
                    Thereafter                     294


(7) INVESTMENT IN LLC

     During the year ended September 30, 2004, the Company became a partner in Central Platte Holdings, LLC, which was formed for the purpose of purchasing and developing eight hundred acres of vacant land in Platte County, Missouri for residential development. This investment is accounted for using the equity method of accounting. The company is owner of a fifty-percent (50%) membership interest in Central Platte Holdings, LLC. The Company's investment in this partnership was $18.2 million and $16.5 million at September 30, 2008 and 2007, respectively.

     During the year ended September 30, 2002, the Company became a partner in NBH, LLC, which was formed for the purpose of purchasing and developing eighty-six acres of vacant land in Platte County, Missouri for residential and commercial development. This investment is accounted for using the equity method of accounting. The company is owner of a fifty-percent (50%) membership interest in NBH, LLC. The Company's investment in this partnership was $2.5 million and $2.6 million at September 30, 2008 and 2007, respectively.


(8) MORTGAGE SERVICING RIGHTS

     The following provides information about the Bank's mortgage servicing rights for the years ended September 30. Dollar amounts are expressed in thousands.


                                          2008      2007     2006
                                       ----------------------------
Balance at beginning of year           $   911     1,089      911
Originated mortgage servicing rights        --         6      174
Amortization                              (243)     (218)      14
Impairment (loss) recovery                  48        34      (10)
                                       ----------------------------
Balance at end of year                 $   716       911    1,089
                                       ============================

(9) CUSTOMER AND BROKERED DEPOSIT ACCOUNTS

     Customer and brokered deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.


                                   2008                  2007
                             -----------------    ----------------
                               Amount      %         Amount      %
-------------------------------------------------------------------
Demand deposit accounts     $  76,621     10         93,451     11
Savings accounts               71,193      9         70,077      8
Money market demand accounts   13,352      2         10,323      1
Certificate accounts          530,449     69        548,251     64
Brokered accounts              77,764     10        133,434     16
                             -----------------    -----------------
                            $ 769,379    100        855,536    100
                             =================    =================
Weighted average interest rate   3.38%                 4.30%
                             ===========          ============


     The aggregate amount of certificate accounts in excess of $100,000 was approximately $105.9 million and $107.6 million as of September 30, 2008 and 2007, respectively.

     The following table presents contractual maturities of certificate and brokered accounts as of September 30, 2008. Dollar amounts are expressed in thousands.


                 Maturing during the fiscal year ended September 30,
              ---------------------------------------------------------
                                                        2014 and
                 2009    2010    2011    2012    2013    after   Total
              ---------------------------------------------------------
Certificate
    accounts $ 363,753  83,094  25,669  40,463  15,349   2,121  530,449
Brokered
    accounts    77,764      --      --      --      --      --   77,764
              ---------------------------------------------------------
  Total      $ 441,517  83,094  25,669  40,463  15,349   2,121  608,213
              =========================================================


     The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

                             2008       2007       2006
                          --------------------------------
Savings accounts          $  1,123      1,231      1,265
Money market demand and
  demand deposit accounts      701        705        602
Certificate and brokered
  accounts                  28,915     31,576     28,079
                          --------------------------------
                          $ 30,739     33,512     29,946
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

                                     2008                 2007
                              -----------------    -----------------
                                       Weighted             Weighted
                                       Average               Average
Year ended September 30,       Amount    Rate       Amount     Rate
--------------------------------------------------------------------
     2008                    $     --       --   $ 178,841     5.21%
     2009                     234,065     4.55%    175,066     4.97%
     2010                     130,026     2.89%      5,026     5.95%
     2011                     186,000     4.30%    100,000     5.01%
                             ------------------    -----------------
                            $ 550,091     4.07%  $ 458,933     5.08%
                             ==================    =================


     The Bank's advances have a fixed interest rate and require monthly interest payments, with a single principal payment due at maturity. At September 30, 2008 and 2007, the Bank had advances totaling $5.0 million that are callable at the option of the Federal Home Loan Bank.


(11) SUBORDINATED DEBENTURES

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


(12) INCOME TAXES PAYABLE

     The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:


                                            2008     2007     2006
                                          --------------------------
Statutory federal income tax rate           35.0%    35.0%    35.0%
State income taxes, net of federal benefit   3.0      3.0      3.0
Other, net                                  (2.5)     0.5    (0.7)
                                          --------------------------
                                            35.5%    38.5%    37.3%
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


                                          2008     2007     2006
                                      ----------------------------
Deferred loan fees and costs          $    101       34       30
Accrued interest receivable               (726)      --       (1)
Tax depreciation vs. book
   depreciation                             80      209     (165)
Basis difference on investments             (5)     (15)     (20)
Loan loss reserves                      (3,160)     961     (143)
Mark-to-market adjustment               (1,008)    (656)    (375)
Mortgage servicing rights                  (51)     (49)      61
Other                                     (113)    (318)     151
                                      ----------------------------
                                      $ (4,882)     166     (462)
                                      ============================


     The tax effect of significant temporary differences representing deferred tax assets (liabilities) are presented in the following table. Dollar amounts are expressed in thousands.


                                                      2008     2007
                                                    -----------------
Deferred income tax assets:
  Loan loss reserves                                $ 5,588    2,428
  Book depreciation in excess of tax depreciation       201      281
  Accrued interest receivable                           924      198
  Mark-to-market adjustment                             565       --
  Unrealized loss on securities available for sale       --      428
                                                    -----------------
                                                      7,278    3,335
                                                    -----------------
Deferred income tax liabilities:
  Mark-to-market adjustment                              --     (443)
  Mortgage servicing rights                            (184)    (235)
  Basis difference on investments                       (23)     (28)
  Deferred loan fees and costs                         (400)    (298)
  Unrealized loss on securities available for sale     (160)      --
  Other                                                (218)    (333)
                                                     ----------------
                                                       (985)  (1,337)
                                                     ----------------
    Net deferred tax asset                          $ 6,293    1,998
                                                     ================


     Effective October 1, 2007, the Company adopted Financial
Accounting Standards Board Interpretation No. 48, "Accounting for
Uncertainty in Income Taxes" (FIN 48). Upon adoption of FIN 48, the Company recognized a $217,000 increase in the liability for unrecognized tax benefits, which, as required, was accounted for as a decrease to the October 1, 2007 balance of retained earnings.

     The following table reconciles the liability for unrecognized tax benefits from the beginning to the end of the fiscal year. Dollar amounts are expressed in thousands.



Balance at October 1, 2007                          $    --
  Reclassification of deferred tax liability          1,070
  FIN 48 adoption adjustment to retained earnings       217
                                                    --------
  Adjusted balance at October 1, 2007                 1,287
  Increases attributable to tax positions taken
    during a prior period                               872
  Decreases attributable to lapse of statute of
    limitations                                      (1,309)
                                                    --------
Liability for unrecognized tax benefits at
   September 30, 2008                               $   850
                                                    ========

     The Company's liability for unrecognized tax benefit is expected to decrease in the next twelve months as a result of the settlements with various taxing authorities.

     As of September 30, 2008, the Company's liability for unrecognized tax benefits included $149,000 of related interest and penalties. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits within income tax expense in the consolidated statements of income

     The Company's federal and state income tax returns for fiscal years 2005 through 2007 remain subject to examination by the Internal Revenue Service and various state jurisdictions, based on the statute of limitations.


(13) STOCKHOLDERS' EQUITY

     During fiscal 2008, the Company paid quarterly cash dividends on common stock of $0.225 per share on November 30, 2007, February 22, 2008, May 23, 2008, and August 22, 2008.

     During fiscal 2007, the Company paid quarterly cash dividends on common stock of $0.225 per share on November 24, 2006, February 23, 2007, May 25, 2007, and August 24, 2007.

     During fiscal 2006, the Company paid quarterly cash dividends on common stock of $0.225 per share on February 24, 2006, May 26, 2006, and August 25, 2006, and $0.45 per share on November 25, 2005.

     During fiscal 2007, the Company repurchased 451,028 shares of its own stock with a total value of $16.4 million at the time of repurchase. During fiscal 2006, the Company repurchased 118,800 shares of its own stock with a total value of $4.1 million at the time of repurchase. During fiscal 2008, the Company did not repurchase any shares of its own stock.


(14) REGULATORY CAPITAL REQUIREMENTS

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1, total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes that, as of September 30, 2008, the Bank meets all capital adequacy requirements, to which it is subject.

     As of September 30, 2008 and 2007, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management does not believe that there are any conditions or events occurring since notification that would change the Bank's category.

     The following tables summarize the relationship between the Bank's capital and regulatory requirements. Dollar amounts are expressed in thousands.
                                              September 30,
                                           ------------------
                                             2008      2007
-------------------------------------------------------------
GAAP capital (Bank only)                  $153,460   152,330
Adjustment for regulatory capital:
  Intangible assets                         (2,771)   (2,871)
  Disallowed servicing and deferred
    tax assets                              (6,293)   (1,998)
  Reverse the effect of SFAS No. 115          (255)      682
                                           ------------------
     Tangible capital                      144,141   148,143
  Qualifying intangible assets                  --        --
                                           ------------------
     Tier 1 capital (core capital)         144,141   148,143
  Qualifying valuation allowance            12,366     7,790
                                           ------------------
     Risk-based capital                   $156,507   155,933
                                           ==================






                                                               As of September 30, 2008
                                         --------------------------------------------------------------

                                            Actual         Minimum Required for  Minimum Required to be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $156,507    12.5%    100,470     >=8%       125,588     >=10%
Core capital to adjusted tangible assets 144,141     9.7%     59,397     >=4%        74,247     >=5%
Tangible capital to tangible assets      144,141     9.7%     22,274    >=1.5%           --      --
Tier 1 capital to risk-weighted assets   144,141    11.5%         --      --         75,353     >=6%








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

     The Bank's contributions to the Plan amounted to $337,000, $324,000, and $342,000 for the years ended September 30, 2008, 2007, and 2006, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of income.


(16) STOCK OPTION PLAN

     During fiscal year 1986, the Company's stockholders approved a stock option plan ("1986 Option Plan") through which options to purchase up to 10% of the number of shares of common stock originally issued, as adjusted for a 4-for-1 stock split in March 1999 and stock dividends, were granted to officers and employees of the Bank. The time frame for issuing new options under the 1986 Option Plan has expired and, as of September 30, 2008, there are no options granted under this plan that remain outstanding. Options were granted for a period of ten years. The option price could not be less than 100% of the fair market value of the shares on the date of the grant.

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

     The following table summarizes Option Plan activity during fiscal years 2008, 2007, and 2006. The number of shares and price per share have been adjusted to reflect the 4-for-1 stock split in fiscal 1999. All options outstanding at September 30, 2008, were granted under the 2004 Option Plan.


                                           Weighted avg.   Range of
                                   Number exercise price exercise price
                                  Of shares  per share     per share
                                 -------------------------------------
Options outstanding
  at October 1, 2005                 39,500   $ 39.95   $ 35.50-42.53
    Granted                          18,500     32.91        32.91
                                 -------------------------------------
Options outstanding
  at September 30, 2006              58,000   $ 37.70   $ 32.91-42.53
    Granted                          21,657     32.82     30.33-39.33
    Forfeited                        (1,000)    42.17        42.17
                                 -------------------------------------
Options outstanding
  at September 30, 2007              78,657   $ 36.30   $ 30.33-42.53
    Forfeited                        (6,619)    35.08     30.33-42.17
                                 -------------------------------------
Options outstanding
  at September 30, 2008              72,038   $ 36.42   $ 30.33-42.53
                                 =====================================


     The weighted average remaining contractual life of options outstanding at September 30, 2008, 2007 and 2006 were 5.8 years, 7.0 years and 7.0 years, respectively.

     The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2008.

                            Number         Weighted average
                          of shares         exercise price
                       -------------------------------------
Expiring on:
  July 27, 2009             10,000             $ 35.50
  August 1, 2010            12,500               42.17
  July 27, 2014              3,000               35.50
  November 30, 2014            500               39.79
  August 1, 2015            10,000               42.17
  August 4, 2015               500               42.53
  July 21, 2016             15,500               32.91
  November 29, 2016          6,000               39.33
  July 24, 2017             14,038               30.33
                       -------------------------------------
                            72,038             $ 36.42
                       =====================================


     Of the options outstanding at September 30, 2008, 34,708 are immediately exercisable and 37,330 are exercisable at future dates in accordance with the vesting schedules outlined in each stock option agreement.

     The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2008.



                         Options Outstanding                         Options Exercisable
               -----------------------------------------------   ---------------------------
                              Weighted Avg.     Weighted Avg.                  Weighted Avg.
  Range of                     remaining          exercise                       exercise
exercise prices     Number   contractual life       price             Number       price
--------------------------------------------------------------   ---------------------------
 $ 35.50            10,000      0.8 years         $ 35.50              8,000      $ 35.50
   42.17            12,500      1.8 years           42.17              7,500        42.17
   35.50             3,000      5.8 years           35.50              2,400        35.50
   39.79               500      6.2 years           39.79                300        39.79
   42.17-42.53      10,500      6.8 years           42.18              6,300        42.18
   32.91            15,500      7.8 years           32.91              6,200        32.91
   39.33             6,000      8.2 years           39.33              1,200        39.33
   30.33            14,038      8.8 years           30.33              2,808        30.33
                   ---------                                         ---------
                    72,038                                            34,708
                  =========                                          =========





(17) SEGMENT INFORMATION

     In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has identified two principal operating segments for purposes of financial reporting:
Banking and Mortgage Banking. These segments were determined based on the Company's internal financial accounting and reporting processes and are consistent with the information that is used to make operating decisions and to assess the Company's performance by the Company's key decision makers.

     The Mortgage Banking segment originates mortgage loans for sale to investors and for the portfolio of the Banking segment. Effective October 1, 2007, the National Mortgage Banking and Local Mortgage Banking segments were combined for reporting purposes due to the consolidation of substantial operating and occupancy resources. The Banking segment provides a full range of banking services through the Bank's branch network, exclusive of mortgage loan originations. A portion of the income presented in the Mortgage Banking segment is derived from sales of loans to the Banking segment based on a transfer pricing methodology that is designed to approximate economic reality. The Other and Eliminations segment includes financial information from the parent company plus inter-segment eliminations.

     The following table presents financial information from the Company's operating segments for the years ended September 30, 2008, 2007, and 2006. Dollar amounts are expressed in thousands.







Year ended                       Mortgage    Other and
September 30, 2008     Banking   Banking    Eliminations   Consolidated
------------------------------------------------------------------------
Net interest income $    40,299       --       (1,284)         39,015
Provision for
  loan losses             6,200       --           --           6,200
Other income              1,157   21,114       (3,864)         18,407
General and admin.
  Expenses               17,494   20,159         (834)         36,819
Income tax expense        6,838      368       (2,099)          5,107
                       ---------------------------------------------------
   Net income (loss)$    10,924      587       (2,215)          9,296
                      ====================================================
Total assets        $ 1,494,589    2,617       19,555       1,516,761
                      ====================================================




                                  Local     National
Year ended                       Mortgage   Mortgage    Other and
September 30, 2007     Banking   Banking    Banking    Eliminations   Consolidated
----------------------------------------------------------------------------------
Net interest income $    43,027       --         --       (1,348)         41,679
Provision for
  loan losses             1,634       --         --           --           1,634
Other income              4,035    6,608     13,022       (2,467)         21,198
General and admin.
  Expenses               16,249    7,242     13,150         (312)         36,329
Income tax expense       11,234     (244)       (49)      (1,346)          9,595
                       -----------------------------------------------------------
   Net income (loss)$    17,945     (390)       (79)      (2,157)         15,319
                      ============================================================
Total assets        $ 1,485,602    2,790        348       17,743       1,506,483
                      ============================================================



                                  Local     National
Year ended                       Mortgage   Mortgage    Other and
September 30, 2006     Banking   Banking    Banking    Eliminations   Consolidated
----------------------------------------------------------------------------------
Net interest income $    46,538       --         --           73          46,611
Provision for
  loan losses               745       --         --           --             745
Other income              7,281    9,606      9,513       (1,876)         24,524
General and admin.
  Expenses               15,992   10,046     11,596         (386)         37,248
Income tax expense       13,813     (164)      (776)        (499)         12,374
                       -----------------------------------------------------------
   Net income (loss)$    23,269     (276)    (1,307)        (918)         20,768
                      ============================================================
Total assets        $ 1,506,910      502        242       17,142       1,524,796
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

     As of September 30, 2008, the Bank had outstanding commitments to originate $8.0 million in commercial real estate loans, $90.3 million of fixed rate residential first mortgage loans and $4.9 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 6.9%. Residential mortgage loan commitments have an approximate average committed rate of 6.1% and approximate average fees and discounts of 0.7%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration. As of September 30, 2008, the Bank had outstanding commitments related to stand-by letters of credit of $7.3 million.

     As of September 30, 2007, the Bank had outstanding commitments to originate $14.0 million in commercial real estate loans, $60.9 million of fixed rate residential first mortgage loans and $16.7 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 8.0%. Residential mortgage loan commitments have an approximate average committed rate of 6.7% and approximate average fees and discounts of 0.7%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration. As of September 30, 2007, the Bank had outstanding commitments related to stand-by letters of credit of $10.5 million.

     At September 30, 2008 and 2007, the Bank had commitments to sell loans of approximately $89.1 million and $74.6 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank's loans receivable held for sale would be exposed to
market fluctuations.   Management does not expect any other party to
default on its obligations and, therefore, does not expect to incur any costs due to such possible default.


(19) LEGAL CONTINGENCIES

     Various legal claims arise from time to time within the normal course of business which, in the opinion of management, will have not material effect on the Company's consolidated financial statements.


(20) SIGNIFICANT ESTIMATES AND CONCENTRATIONS

     The current economic environment presents financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.
     Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

(21) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and fair values of the Company's financial instruments presented in accordance with SFAS No. 107. Dollar amounts are expressed in thousands.




                                           September 30, 2008           September 30, 2007
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Financial Assets:
  Cash and cash equivalents          $  21,735         21,735         26,050         26,050
  Securities available for sale             35             35             42             42
  Stock in Federal Home Loan Bank       26,284         26,284         22,307         22,307
  Mortgage-backed securities:
    Available for sale                  59,889         59,889         80,622         80,622
    Held to maturity                       135            139            217            220
  Loans receivable:
    Held for sale                       64,030         66,248         47,233         47,233
    Held for investment              1,280,490      1,316,964      1,269,359      1,291,676
  Mortgage servicing rights                716            716            911            911
  Lending commitments on mortgage loans
     held for sale - fixed rate            578            578             40             40
  Lending commitments on mortgage loans
     held for sale - floating rate           6              6             --             --
  Commitments to sell loans                171            171              8              8
Financial Liabilities:
  Customer deposit accounts            691,615        691,915        722,102        724,228
  Brokered deposit accounts             77,764         78,210        133,434        133,813
  Advances from FHLB                   550,091        556,370        458,933        464,138
  Subordinated debentures               25,774         25,774         25,774         25,774
  Lending commitments on mortgage loans
     held for sale - fixed rate            233            233             --             --
  Lending commitments on mortgage loans
     held for sale - floating rate          24             24             --             --
  Commitments to sell loans                490            490              9              9





                                           September 30, 2008           September 30, 2007
                                      --------------------------    -------------------------
                                       Contract or    Estimated      Contract or    Estimated
                                        notional      unrealized      notional      unrealized
                                        amount           gain         amount           gain
                                      --------------------------    -------------------------
Unrecognized financial instruments:
  Lending commitments - fixed
    rate, net                        $  11,788             54         17,161            (38)
  Lending commitments - floating
    rate                                 2,290              1          3,237             73
  Commitments to sell loans                 --             --             --             --





     The fair value estimates presented are based on pertinent information available to management as of September 30, 2008 and 2007. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.

(22) PARENT COMPANY FINANCIAL INFORMATION

NASB Financial, Inc.
Balance Sheets






                                                                                 September 30,
                                                                           -----------------------
                                                                              2008        2007
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                  $    2,559       2,191
Loans receivable                                                                  890       1,165
Accrued interest receivable                                                         3           4
Investment in subsidiary                                                      153,460     152,329
Investment in LLC                                                              20,683      19,058
Investment in NASB Trust Preferred I                                              774         774
                                                                           -----------------------
                                                                            $ 178,369     175,521
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Subordinated debentures                                                   $  25,774      25,774
  Escrows                                                                          41          40
  Accrued interest payable                                                        195         306
  Income taxes (receivable) payable                                               (53)          9
                                                                           -----------------------
      Total liabilities                                                        25,957      26,129
                                                                           -----------------------

Stockholders' equity
  Common stock                                                                  1,479       1,479
  Additional paid-in capital                                                   16,484      16,400
  Retained earnings                                                           172,612     170,613
  Treasury stock                                                              (38,418)    (38,418)
  Accumulated other comprehensive income                                          255        (682)
                                                                           -----------------------
      Total stockholders' equity                                              152,412     149,392
                                                                           -----------------------
                                                                            $ 178,369     175,521
                                                                           =======================



NASB Financial, Inc.
Statements of Income



                                                        Years Ended September 30,
                                                  ------------------------------------
                                                     2008         2007         2006
                                                  ------------------------------------
                                             (Dollars in thousands)
Income:
  Income from Subsidiary                         $  10,326       16,338       20,640
  Interest and dividend income                          73           72           73
  Income (loss) from investment in LLC                (265)        (197)         147
  Gain on sale of real estate owned                     --           --           93
                                                  ------------------------------------
     Total income                                   10,134       16,213       20,953
                                                  ------------------------------------
Expenses:
  Interest on subordinated debentures                1,357        1,421           --
  Professional fees                                     63           75           57
  Other expense                                         63           36           54
                                                  ------------------------------------
    Total general expenses                           1,483        1,532          111
                                                  ------------------------------------
  Income before income tax expense                   8,651       14,681       20,842
Income tax expense (benefit)                          (645)        (638)          74
                                                  ------------------------------------
      Net income                                  $  9,296       15,319       20,768
                                                  ====================================


NASB Financial, Inc.
Statements of Cash Flows



                                                              Years ended September 30,
                                                            -----------------------------
                                                               2008      2007      2006
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $  9,296    15,319    20,768
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Loss (income) from investment in LLC                         265       197      (147)
    Gain on sale of real estate owned                             --        --       (93)
    Equity in undistributed earnings of subsidiary              (326)       --    (2,540)
    Change in income taxes payable                               (62)      (42)     (137)
    Change in accrued interest payable                          (111)      306        --
                                                             ----------------------------
    Net cash used in operating activities                      9,062    15,780    17,851

Cash flows from investing activities:
 Distributions in excess of net income of subsidiary              --    11,662        --
 Principal repayments of loans receivable                        275        26        24
 Proceeds from sale of real estate owned                          --        --        93
 Investment in subsidiary                                         --   (25,000)       --
 Investment in NASB Trust Preferred I                             --      (774)       --
 Investment in LLC                                            (1,890)   (2,518)   (4,385)
                                                             ----------------------------
    Net cash used in investing activities                     (1,615)  (16,604)   (4,268)

Cash flows from financing activities:
  Proceeds from subordinated debentures                           --    25,774         --
  Cash dividends paid                                         (7,080)   (7,337)   (9,468)
  Repurchase of common stock                                      --   (16,357)   (4,109)
  Change in escrows                                                1        --        (4)
                                                             -----------------------------
    Net cash provided by (used in) financing activities       (7,079)    2,080   (13,581)
                                                            -----------------------------
    Net increase in cash and cash equivalents                    368     1,256         2
    Cash and cash equivalents at beginning of period           2,191       935       933
                                                            -----------------------------

    Cash and cash equivalents at end of period              $  2,559     2,191       935
                                                            =============================



Report of Independent Registered Public Accounting Firm
----------------------------------------------------------------------

Audit Committee, Board of Directors and Stockholders
NASB Financial, Inc.
Grandview, Missouri


     We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. (the "Company") as of September 30, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NASB Financial, Inc. as of September 30, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NASB Financial, Inc.'s internal control over financial reporting as of September 30, 2008 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 11, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.


/s/ BKD LLP

Kansas City, Missouri
December 11, 2008

SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS
----------------------------------------------------------------------
     The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands except per share data.




                               First      Second      Third      Fourth
2008                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 25,545     24,014      23,188      22,774      95,521
Interest expense               15,456     14,962      13,330      12,758      56,506
                             --------------------------------------------------------
Net interest income            10,089      9,052       9,858      10,016      39,015
Provision for loan losses         700        700       1,600       3,200       6,200
                             --------------------------------------------------------
Net interest income after
  provision for loan losses     9,389      8,352       8,258       6,816      32,815
Other income                    2,288      5,390       6,772       3,957      18,407
General and administrative
  expenses                      8,638      9,145       9,908       9,128      36,819
                             --------------------------------------------------------
Income before income taxes      3,039      4,597       5,122       1,645      14,403
Income tax expense              1,170      1,791       1,512         634       5,107
                             --------------------------------------------------------
Net income                   $  1,869      2,806       3,610       1,011       9,296
                             ========================================================
Earnings per share - basic   $   0.24       0.36        0.46        0.13        1.18
                             ========================================================
Average shares outstanding      7,868      7,868       7,868       7,868       7,868



                               First      Second      Third      Fourth
2007                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 26,044     25,817      26,054      25,903     103,818
Interest expense               15,345     15,516      15,618      15,660      62,139
                             --------------------------------------------------------
Net interest income            10,699     10,301      10,436      10,243      41,679
Provision for loan losses         126        633         175         700       1,634
                             --------------------------------------------------------
Net interest income after
  provision for loan losses    10,573      9,668      10,261       9,543      40,045
Other income                    5,495      5,411       5,858       4,434      21,198
General and administrative
  expenses                      8,629      8,949       9,961       8,790      36,329
                             --------------------------------------------------------
Income before income taxes      7,439      6,130       6,158       5,187      24,914
Income tax expense              2,865      2,361       2,372       1,997       9,595
                             --------------------------------------------------------
Net income                   $  4,574      3,769       3,786       3,190      15,319
                             ========================================================
Earnings per share - basic   $   0.55       0.46        0.47        0.40        1.89
                             ========================================================
Average shares outstanding      8,319      8,202       7,987       7,897       8,101








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

KEITH B. COX
President
NASB Financial, Inc. and North American Savings Bank

PAUL L. THOMAS
Vice President
NASB Financial, Inc.
Executive Vice President and Chief Credit Officer
North American Savings Bank

FREDERICK V. ARBANAS
Jackson County Legislature
Retired President, Fred Arbanas, Inc. National Yellow Pages Service Kansas City, Missouri

BARRETT BRADY
Senior Vice President, Highwoods Properties, Inc.
Kansas City, Missouri

LAURA BRADY
Former Vice President and General Manager, Wolferman's
Lenexa, Kansas

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

MIKE ANDERSON
Vice President

WADE HALL
Vice President

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

DENA SANDERS
Senior Vice President, Retail Banking

BRUCE THIELEN
Senior Vice President, Residential Lending

PHIL CRAVEN
Vice President, Commercial Lending

SHERRIE EIMER
Vice President, Branch Administration

MARTIN FORD
Vice President, Residential Lending

CATHLEEN GWIN
Vice President, Residential Lending

SCOTT HAASE
Vice President, Residential Lending

JEFF JACKSON
Vice President, Information Technology

KAREN JACOBSON
Vice President, Branch Operations

LISA LILLARD
Vice President, Loan Servicing

DAN MORTON
Vice President, Information Technology

DAN REYNOLDSON
Vice President, Residential Lending

CHRISTINE SCHABEN
Vice President, Human Resources

RICK SPECIALE
Vice President, Internal Audit

RON STAFFORD
Vice President, Residential Lending

CHRISTINE TODD
Vice President, Risk Management

DRAKE VIDRINE
Vice President, Construction Lending

DONNA WILLIAMS
Vice President, Construction Lending


OTHER DISCLOSURES REGARDING DIRECTORS, OFFICERS, AND EMPLOYEES OF NASB
  FINANCIAL, INC.
----------------------------------------------------------------------
AUDIT COMMITTEE
     Directors Barrett Brady, Fred Arbanas, and Laura Brady serve on the Company's audit committee. Director Barrett Brady serves as the audit committee chairman and financial expert. Director Barrett Brady meets the audit committee independence requirements as prescribed by provisions of the Sarbanes-Oxley Act.


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

789 NE Rice Road
Lee's Summit, Missouri

4350 S National Avenue, Suite A100
Springfield, Missouri

CONSTRUCTION LENDING
12520 South 71 Highway
Grandview, Missouri

LOAN ADMINISTRATION
12520 South 71 Highway
Grandview, Missouri


INVESTOR INFORMATION
-------------------------------------------------------------------
ANNUAL MEETING OF STOCKHOLDERS:
     The Annual Meeting of Stockholders will be held on Tuesday, January 27, 2009, at 8:30 a.m. in the lobby of North American Savings Bank, 12498 South 71 Highway, Grandview, Missouri.

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

COMMON STOCK PRICES AND DIVIDENDS
-------------------------------------------------------------------
     At September 30, 2008, stockholders held 7,867,614 outstanding shares of NASB Financial, Inc. common stock. The Company paid cash dividends of $0.225 per share in February, May, August, and November 2006. Cash dividends of $0.225 per share were paid in February, May, August, and November 2007. The Company paid cash dividends of $0.225 per share in February, May, and August 2008.

     The table below reflects the Company's high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                      Fiscal 2008            Fiscal 2007
                   ----------------       ----------------
Quarter ended        High      Low          High      Low
-----------------------------------------------------------
December 31       $ 36.74    24.22         43.95    38.00
March 31            28.58    19.80         42.55    34.00
June 30             28.70    17.75         36.15    32.70
September 30        32.50    16.06         36.93    28.00