Form 10-K, Exhibit 13
period 2009-09-30
NASB FINANCIAL INC
filed 2009-12-14
CIK 1059131

(LOGO)


December 9, 2009



Dear Shareholder:


     We have had better years, in better economic environments, but our strategy of attempting to make loans to able borrowers, secured by sufficient collateral, continues to be successful. In the past year, we approximately doubled our net income, to $18,709,000, as our net interest margin increased from 2.55% to 3.41%, and we enjoyed a large increase in non-interest income, primarily from increased residential lending and gains from securities transactions. We also substantially increased our provisions for loan losses. We don't have a crystal ball to predict how long or how deep this "Great Recession" will continue to create problems in almost every aspect of real estate lending, but we are continuing to position ourselves to deal with present and future issues.

     This is the twentieth year that has been my privilege of writing the annual letter to NASB Financial shareholders. As in 1990, I remain confident that there is a place in our financial markets for a small institution that specializes in real estate lending. I am still optimistic that our best results will be in the future.

     Thank you for your continuing support of NASB.


Sincerely,

/s/ David H. Hancock
David H. Hancock
Board Chairman

FINANCIAL, INC.
2009 ANNUAL REPORT
-------------------------------------------------------------------

CONTENTS

1     Letter to Shareholders
2     Contents and Financial Highlights
3     Selected Consolidated Financial and Other Data
4-15  Management's Discussion and Analysis of Financial Condition and
          Results of Operations
16-51 Consolidated Financial Statements
52    Report of Independent Registered Public Accounting Firm
53    Summary of Unaudited Quarterly Operating Results and Listing
          of Directors
54    Listing of Officers and Other Disclosures
55    Listing of Branch Offices and Investor Information
56    Common Stock Prices and Dividends



FINANCIAL HIGHLIGHTS




                                             2009       2008       2007       2006      2000     1990
                                         ---------------------------------------------------------------
                                                    Dollars in thousands, except per share data
For the year ended September 30:
  Net interest income                    $    47,405     39,015     41,679    46,611   35,838    7,983
  Net interest spread                          2.95%      2.36%      2.53%     2.87%    3.71%    1.99%
  Other income                           $    40,494     18,407     21,198    24,524    9,409    2,774
  General and administrative expenses         46,716     36,819     36,329    37,248   20,120    8,169
  Net income (loss)                           18,790      9,296     15,319    20,768   14,721     (369)
  Basic earnings per share                      2.38       1.18       1.89      2.47     1.66    (0.18)
  Cash dividends paid                          7,080      7,080      7,337     9,468    3,370       --
  Dividend payout ratio                       37.84%     76.16%     47.90%    45.59%   22.89%       --

At year end:
  Assets                                 $ 1,559,562  1,516,761  1,506,483 1,524,796  984,525  388,477
  Loans, net                               1,320,362  1,344,520  1,316,592 1,338,171  914,012  180,348
  Investment securities                       80,618     60,059     80,881    97,634   20,451  179,599
  Customer and brokered deposit accounts     904,625    769,379    855,536   851,042  621,665  333,634
  Stockholders' equity                       166,388    152,412    149,392   156,572   83,661   16,772
  Book value per share                         21.15      19.37      18.99     18.82     9.84     1.83
  Basic shares outstanding (in thousands)      7,868      7,868      7,868     8,319    8,500    9,148

Other financial data:
  Return on average assets                     1.22%      0.61%      1.01%     1.35%    1.63%  (0.20)%
  Return on average equity                    11.74%      6.16%     10.01%    13.60%   18.12%  (2.50)%
  Stockholders' equity to assets              10.67%     10.05%      9.92%    10.27%    8.50%    4.30%
  Average shares outstanding (in thousands)    7,868      7,868      8,101     8,397    8,863    8,116


Selected year end information:
  Stock price per share: Bid             $     25.96      29.41      35.76     39.79    14.50    1.03
                         Ask                   26.27      31.00      35.80     39.90    15.50    1.13






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



SUMMARY STATEMENT OF OPERATIONS             2009      2008     2007     2006     2005
-----------------------------------------------------------------------------------------
  Interest income                     $    89,825    95,521  103,818   99,132   83,773
  Interest expense                         42,420    56,506   62,139   52,521   32,474
                                         ------------------------------------------------
    Net interest income                    47,405    39,015   41,679   46,611   51,299
  Provision for loan losses                11,250     6,200    1,634      745      522
                                         ------------------------------------------------
    Net interest income after provision
      for loan losses                      36,155    32,815   40,045   45,866   50,777
  Other income                             40,494    18,407   21,198   24,524   28,512
  General and administrative expenses      46,716    36,819   36,329   37,248   38,851
                                         ------------------------------------------------
    Income before income tax expense       29,933    14,403   24,914   33,142   40,438
  Income tax expense                       11,224     5,107    9,595   12,374   14,612
                                         ------------------------------------------------
      Net income                       $   18,709     9,296   15,319   20,768   25,826
                                         ================================================

Earnings per share:
  Basic                                $     2.38      1.18     1.89     2.47     3.06
  Diluted                                    2.38      1.18     1.88     2.46     3.05

Average shares outstanding (in thousands)   7,868     7,868    8,101    8,397    8,451




SUMMARY BALANCE SHEET                        2009     2008      2007      2006     2005
-----------------------------------------------------------------------------------------
Assets:
  Bank deposits                        $   60,771     6,331    18,847     6,511    27,523
  Stock in Federal Home Loan Bank          26,640    26,284    22,307    24,043    22,390
  Securities                               80,618    60,059    80,881    97,584   129,970
  Loans receivable held for sale, net      81,367    64,030    47,233    50,462    94,130
  Loans receivable held for
     investment, net                    1,238,995 1,280,490 1,269,359 1,287,709 1,226,514
  Non-interest earning assets              71,171    79,567    67,856    58,487    55,817
                                         -------------------------------------------------
    Total assets                       $1,559,562 1,516,761 1,506,483 1,524,796 1,556,344
                                         =================================================

Liabilities:
  Customer & brokered deposit accounts $  904,625   769,379   855,536   851,042   802,694
  Advances from Federal Home Loan Bank 	  441,026   550,091   458,933   499,357   465,907
  Subordinated debentures                  25,774    25,774    25,774        --        --
  Securities sold under agreements to
     repurchase                                --        --        --        --   122,000
  Non-interest costing liabilities         21,749    19,105    16,848    17,825    16,856
                                         -------------------------------------------------
    Total liabilities                   1,393,174 1,364,349 1,357,091 1,368,224 1,407,457
  Stockholders' equity                    166,388   152,412   149,392   156,572   148,887
                                         -------------------------------------------------
    Total liabilities and
      stockholders' equity             $1,559,562 1,516,761 1,506,483 1,524,796 1,556,344
                                         =================================================
  Book value per share                 $    21.15    19.37      18.99     18.82    17.65
                                         =================================================


 OTHER DATA                                  2009     2008      2007     2006      2005
                                         -------------------------------------------------
  Loans serviced for others              $  93,350   65,253    84,735   101,076   107,131
  Number of full service branches                9        9         9         8         8
  Number of employees (full-time
    equivalents)                               367      322       312       362       441
  Basic shares outstanding (in thousands)    7,868    7,868     7,868     8,319     8,437


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

FINANCIAL CONDITION
     Total assets as of September 30, 2009, were $1,559.6 million, an increase of $42.8 million from the prior year-end. Average interest-earning assets increased $19.0 million from the prior year to $1,491.1 million.

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Residential mortgage loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2009, the Bank originated $1,563.4 million in mortgage loans held for sale, $234.9 million in mortgage loans held for investment, and $4.4 million in other loans. This total of $1,802.6 million in loan originations was an increase of $567.8 million over the prior fiscal year.

     Loans held for sale as of September 30, 2009, were $81.4 million, and consisted entirely of residential mortgage loans held for sale with servicing released. As of October 1, 2008, the Company elected to carry loans held for sale at fair value, as permitted under GAAP.

     The balance of total loans held for investment at September 30, 2009, was $1,259.7 million, a decrease of $34.6 million from September 30, 2008. This decrease related primarily to the Bank's construction and development loan portfolio. During fiscal 2009, total originations and purchases of mortgage loans and other loans held for investment were $240.8 million. The gross balance of loans on business properties was $474.5 million at September 30, 2009, compared to $478.9 million as of the previous year-end. The gross balance of construction and development loans was $329.5 million at September 30, 2009, a decrease of $67.3 million.

     The balance of mortgage servicing rights at September 30, 2009, was $351,000, a decrease of $365,000 from September 30, 2008. Originated mortgage servicing rights of $10,000 were capitalized during the year ended September 30, 2009. The total outstanding balance of mortgage loans serviced for others was $93.3 million, an increase of $28.0 million from the prior fiscal year-end.

     The following graphs summarize the Company's total assets as of September 30, 2009 and 2008:


Total Assets - Fiscal 2009

                                               Percent of
Asset Category                                Total Assets
--------------                                -------------
Permanent loans on business properties             30%
Permanent loans on residential properties          28%
Construction and development loans                 18%
Cash and investments                               11%
Other loans                                         9%
Other non-earning assets                            4%
                                                 ------
                                                  100%
                                                 ======

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
                                                 ------
                                                  100%
                                                 ======


     Total liabilities were $1,393.2 million at September 30, 2009, an increase of $28.8 million from the previous year. Average interest-costing liabilities during fiscal year 2009 were $1,383.9 million, an increase of $17.4 million from fiscal 2008.

     Total customer deposit accounts at September 30, 2009, were $696.8 million, an increase of $5.2 million from the prior year-end. The total change in customer deposits was comprised of increases of $3.6 million in demand deposit accounts, $1.6 million in money market demand accounts and $10.4 million in savings accounts, offset by a decrease of $10.4 million in certificate of deposit accounts. Additionally, the Company held a total of $207.8 million in brokered deposits at September 30, 2009, an increase of $130.0 million from September 30, 2008. The average interest rate on customer and brokered deposits at September 30, 2009, was 2.23%, a decrease of 115 basis points from the prior year-end. The average balance of customer and brokered deposits during fiscal 2008 was $867.9 million, an increase of $62.7 million from fiscal 2008.

     Advances from the FHLB were $441.0 million at September 30, 2009, a decrease of $109.1 million from the prior fiscal year-end. During fiscal year 2009, the Bank borrowed $444.0 million of new advances and made $553.0 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

     Subordinated debentures were $25.8 million as of September 30, 2009. Such debentures resulted from the issuance of pooled Trust Preferred Securities through the Company's wholly owned statutory trust, NASB Preferred Trust I during fiscal 2007. The Trust used the proceeds from the offering to purchase a like amount of the Company's subordinated debentures. The debentures, which have a variable rate of 1.65% over the 3-month LIBOR and a 30-year term, are the sole assets of the Trust. The debentures are callable, in whole or in part, after five years from the issuance date.

     During the year ended September 30, 2009, the Company paid a total of $7.1 million in cash dividends to its stockholders.

NET INTEREST MARGIN
     The Bank's net interest margin is comprised of the difference ("spread") between interest income on loans, MBS, and investments and the interest cost of customer and brokered deposits, FHLB advances, and other borrowings. Management monitors net interest spreads and, although constrained by certain market, economic, and competition factors, it establishes loan rates and customer deposit rates that maximize net interest margin.

     During fiscal year 2009, average interest-earning assets exceeded average interest-costing liabilities by $107.1 million, which was 6.9% of average total assets. In fiscal year 2008, average interest-earning assets exceeded average interest-costing liabilities by $105.6 million, which was 6.9% of average total assets.

     The net interest spread (earning yield less costing rate) for the fiscal year ended September 30, 2009, was 2.95%, an increase of 59 basis points from the prior year. The net interest spread for the fiscal year ended September 30, 2008, was 2.36%, a decrease of 17 basis points from the prior year.

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


                                                            As of
                                     Fiscal 2009           9/30/09
                              ---------------------------
                              Average              Yield/     Yield/
                              Balance   Interest    Rate       Rate
                            ----------------------------------------
Interest-earning assets:
  Loans receivable        $  1,352,561   84,934    6.28%      6.29%
  Mortgage-backed securities    54,674    2,042    3.73%      4.48%
  Investments                   57,554    2,750    4.78%      3.51%
  Bank deposits                 26,264       99    0.38%      0.01%
                            ----------------------------------------
    Total earning assets     1,491,053   89,825    6.02%      5.88%
                                       -----------------------------
Non-earning assets              65,063
                            ----------
      Total               $  1,556,116
                            ==========

Interest-costing liabilities:
  Customer checking and savings
    deposit accounts      $    169,124    1,487    0.88%      0.80%
  Customer and brokered
    certificates of deposit    698,747   23,524    3.37%      2.58%
  FHLB advances                491,040   16,552    3.37%      2.99%
  Subordinated debentures       25,000      857    3.42%      2.14%
                            ----------------------------------------
Total costing liabilities    1,383,911   42,420    3.07%      2.47%
                                       -----------------------------
Non-costing liabilities         13,617
Stockholders' equity           158,588
                            ----------
    Total                 $  1,556,116
                            ==========
Net earning balance       $    107,142
                            ==========
Earning yield less costing rate                    2.95%      3.41%
                                                 ===================
Average interest-earning
    assets                $  1,491,053
                            ==========
Net interest                             47,405
                                        ========
Net yield spread on avg.
  Interest-earning assets                          3.18%
                                                 ========



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

                                   Year ended September 30, 2009
                                            compared to
                                   year ended September 30, 2008
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $ (5,998)    (704)        1     (6,701)
  Mortgage-backed securities     107     (591)      (20)      (504)
  Investments                    153    1,326       185      1,664
  Bank deposits                 (208)     303      (250)      (135)
                            ----------------------------------------
Net change in interest income (5,946)     334       (84)    (5,696)
                            ----------------------------------------
Components of interest expense:
  Customer and brokered
     deposit accounts         (7,568)   2,394      (554)    (5,728)
  FHLB advances               (6,329)  (2,061)      532     (7,858)
  Subordinated debentures       (503)      --         3       (155)
                            ----------------------------------------
Net change in
   interest expense          (14,400)     333       (19)   (14,086)
                            ----------------------------------------
Increase (decrease) in net
   interest income          $  8,454        1       (65)     8,390
                            ========================================



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
                            ========================================



COMPARISON OF YEARS ENDED SEPTEMBER 30, 2009 AND 2008
     For the fiscal year ended September 30, 2009, the Company had net income of $18.7 million, or $2.38 per share, compared to net income $9.3 million, or $1.18 per share in the prior year.

     Total interest income for the year ended September 30, 2009, was $89.8 million, a decrease of $5.7 million from fiscal year 2008. The average yield on interest-earning assets decreased during fiscal 2009 to 6.02% from 6.49% during fiscal 2008, which resulted in a decrease in interest income of $5.9 million. The average balance of interest-earning assets increased from $1,472.1 million during fiscal 2008 to $1,491.1 million during fiscal 2009, resulting in an increase in interest income of $334,000.

     Interest income on loans decreased $6.7 million to $84.9 million in fiscal 2009, compared to $91.6 million during fiscal 2008. A decrease of $6.0 million resulted from a 44 basis point decrease in the average yield on loans outstanding during the fiscal year. The weighted average rate on loans receivable at September 30, 2009, was 6.29%, a 20 basis point decrease from September 30, 2008.
Additionally, interest income on loans decreased $704,000 resulting from a $10.5 million decrease in the average balance of loans outstanding over the prior year. Interest income on mortgage-backed securities decreased $504,000 to $2.0 million in fiscal 2009, compared to $2.5 million during fiscal 2008. A decrease of $591,000 resulted from a $16.5 million decrease in the average balance of mortgage-backed securities from the prior year. This decrease was partially offset by a 15 basis point increase in the average yield on mortgage-backed securities during the fiscal year. Interest and dividend income on investment securities increased $1.7 million to $2.8 million in fiscal 2009, compared to $1.1 million during fiscal 2008. An increase of $1.3 million resulted from a $31.6 million increase in the average balance of investment securities from the prior year. In addition, interest and dividend income on investment securities increased as a result of a 59 basis point increase in the average yield on investment securities during the fiscal year.

     Total interest expense during the year ended September 30, 2009, decreased $14.1 million from the prior year. Specifically, interest on customer and brokered deposit accounts decreased $5.7 million during fiscal 2009. Of that decrease, approximately $7.6 million resulted from a 94 basis point decrease in the average rate paid on such interest-costing liabilities. This decrease was partially offset by a $62.7 million increase in the average balance of customer and brokered deposits accounts from the prior year. The average rate paid on FHLB advances decreased 118 basis points, which resulted in a decrease in interest on FHLB advances of approximately $6.3 million from fiscal year 2008. In addition, a decrease in interest on FHLB advances of approximately $2.1 resulted from a $45.3 million decrease in the average balance of FHLB advances over the prior period. Management continues to use FHLB advances as a primary source of short-term
financing.   Interest expense on subordinated debentures decreased
$500,000 resulting from a 201 basis point decrease in the average rate paid on such liabilities from the prior year.

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

     The provision for losses on loans was $11.3 million during the year ended September 30, 2009, compared to $6.2 million during fiscal 2008. The allowance for loan losses was $20.7 million or 1.64% of the total loan portfolio held for investment and approximately 51% of total nonaccrual loans as of September 30, 2009. This compares with an allowance for loan losses of $13.8 million or 1.07% of the total loan portfolio held for investment and approximately 39% of the total nonaccrual loans as of September 30, 2008. The increase in the allowance for loan loss of $6.9 million resulted from the $11.3 million provision for loss, which was partially offset by net charge-offs for the year of $4.4 million. The increase in the provision for loss from the prior year related primarily to significant increases in loans classified as substandard or loss. Additionally, management determined that the significant increase in the allowance for loan loss was appropriate due to the continued deterioration in the real estate markets. With regard to loan portfolio concentrations at September 30, 2009, loans secured by business properties made up thirty-four percent of the Bank's total loans receivable, and forty-three percent of the allowance for loan losses was allocated to such loans. This compares to thirty-four percent of total loans receivable and forty-one percent of the allowance at September 30, 2008. At September 30, 2009, loans secured by residential properties made up thirty-four percent of the Bank's total loans receivable, and eighteen percent of the allowance for loan losses was allocated to such loans. This compares to thirty-one percent of total loans receivable and nine percent of the allowance at September 30, 2008. At September 30, 2009, construction and development loans made up twenty-three percent of the Bank's total loans receivable, and thirty percent of the allowance for loan losses was allocated to such loans. This compares to twenty-seven percent of total loans receivable and forty-one percent of the allowance at September 30, 2008. Management believes that the provision for loan losses is sufficient to provide for a level of loan loss allowance at year end that would adequately absorb all estimated credit losses on outstanding balances over the subsequent twelve-month period.

     Total other income for fiscal year 2009 was $40.5 million, an increase of $22.1 million from the amount earned in fiscal year 2008. Specifically, gain on sale of loans held for sale increased $15.0 million due to increased mortgage banking volume from the prior year. Gain on sale of securities available for sale increased $4.4 million due to the sale of corporate debt securities during the year.
Provision for loss on real estate owned decreased $1.3 million due to a decrease in charge-offs of foreclosed assets during the year and due to the elimination of general reserves related to foreclosed assets held for sale, which are carried at fair value less estimated selling costs. Customer service fees and charges increased $1.3 million due primarily to an increase in miscellaneous loan origination fees resulting from the increase in mortgage banking volume.

     Total general and administrative expenses for fiscal 2009 were $46.7 million, an increase of $9.9 million from the prior year. Specifically, compensation and fringe benefits increased $2.1 million due primarily to the addition of personnel in the Company's information technology, mortgage banking, training, and loan servicing departments. Commission-based mortgage banking compensation increased $6.0 million due primarily to an increase in mortgage banking volume from the prior year. Additionally, advertising and business promotion expense increased $438,000 due primarily to increased costs related to the
mortgage banking operation.   Federal deposit insurance premium expense
increased $1.1 million due to an increase in insurance rates during the year and due to a $717,000 special assessment that was payable on September 30, 2009.


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

     The following table is an interest rate sensitivity analysis, which summarizes information provided by the OTS that estimates the changes in NPV of the Bank's portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank's current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OTS compiled this information using data from the Bank's Thrift Financial Report as of September 30, 2009. The model output data associated with the -200 and -300 basis point scenarios was suppressed because of the relatively low current interest rate environment. Dollar amounts are expressed in thousands.





                                                      NPV as % of PV of Assets
Changes in            Net Portfolio Value             ------------------------
  Market        ------------------------------------             Board approved
Interest rates    $ Amount    $ Change   % Change       Actual      minimum
----------------------------------------------------  ------------------------
    + 3%           187,021     (42,905)     -19%        12.1%         6%
    + 2%           200,815     (29,111)     -13%        12.8%         6%
    + 1%           216,194     (13,732)      -6%        13.6%         7%
  no change        229,926          --       --         14.2%         8%
    - 1%           243,691      13,765       +6%        14.8%         8%
    - 2%                --          --       --           --          8%
    - 3%                --          --       --           --          8%




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

LIQUIDITY AND CAPITAL RESOURCES
     Effective July 18, 2001, the OTS adopted a rule that removed the regulation to maintain a specific average daily balance of liquid assets, but retained a provision that requires institutions to maintain sufficient liquidity to ensure their safe and sound operation. North American maintains a level of liquid assets adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The Bank's primary sources of liquidity are the sale and repayment of loans, retention of existing or newly acquired retail deposits, and FHLB advances. Management continues to use FHLB advances as a primary source of short-term funding. FHLB advances are secured by a blanket pledge agreement of the loan and securities portfolio, as collateral, supported by quarterly reporting of eligible collateral to FHLB. Available FHLB borrowings are limited based upon a percentage of the Bank's assets and eligible collateral, as adjusted by appropriate eligibility and maintenance levels. Management continually monitors the balance of eligible collateral relative to the amount of advances outstanding.
At September 30, 2009, the Bank had a total borrowing capacity at FHLB of $535.9 million, and outstanding advances of $441.0 million. The Bank has established relationships with various brokers, and, as a secondary source of liquidity, the Bank may purchase brokered deposit accounts. At September 30, 2009, the Bank has $207.8 million in brokered deposits, and it could purchase up to an additional $354.7 million in brokered deposits and remain "well capitalized" as defined by the OTS.

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

     The OTS also requires thrift institutions to maintain specified levels of regulatory capital. As of September 30, 2009, the Bank's regulatory capital exceeded all minimum capital requirements, which consist of three components: tangible, core, and risk-based. A schedule, which more fully describes the Bank's regulatory capital requirements, is provided in the notes to the consolidated financial statements.

     Any dividend or capital distribution that the Bank makes to the Company is subject to a thirty-day review by the OTS, who can take exception to any proposed dividend. Declared dividends remain unpaid until management receives written notification of "no exception" from the OTS.


OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
     Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments and standby letters of credit. The bank had outstanding commitments to originate mortgage loans for its portfolio and standby letters of credit totaling $1.3 million and $2.3 million, respectively, at September 30, 2009. In addition, the Bank had outstanding commitments to originate mortgage loans totaling $155.0 million at September 30, 2009, which it had committed to sell to outside investors. Since commitments may expire unused or be only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes that there are no material commitments to extend credit that represent risk of an unusual nature.

     Management anticipates that the Company will continue to have sufficient funds through repayments and maturities of loans and securities, deposits and borrowings, to meet its commitments.

     The following table discloses payments due on the Company's contractual obligations at September 30, 2009:





                                            Due in     Due from     Due from     Due in
                                 Total     < 1 year    1-3 years    3-5 years    > 5 years
                                ----------------------------------------------------------
Advances from FHLB            $  441,026    230,026     211,000           --        --
Subordinated debentures           25,774         --          --           --    25,774
Operating leases                   2,340        554         826          890        70
                                ----------------------------------------------------------
Total contractual obligations $  469,140    230,580     211,826          890    25,844
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

VALUATION OF DERIVATIVE INSTRUMENTS
     The Bank has commitments outstanding to extend credit that have not closed prior to the end of the period. As the Bank enters into commitments to originate loans, it also enters into commitments to sell
the loans in the secondary market.   Additionally, the Bank has
commitments to sell loans that have closed prior to the end of the period. Such commitments to originate loans held for sale and to sell loans are considered derivative instruments in accordance with GAAP, which requires the Bank to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value.

     Commitments to originate loans held for sale and forward sales commitments are valued using a valuation model which considers differences between current market interest rates and committed rates. The model also includes assumptions which estimate fall-out percentages for commitments to originate loans.


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

NASB Financial, Inc. and Subsidiary
Consolidated Balance Sheets



                                                                                 September 30,
                                                                           -----------------------
                                                                                2009        2008
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                $     63,250      21,735
Securities:
  Available for sale, at fair value                                            21,654          35
  Held to maturity, at cost                                                     1,290          --
Stock in Federal Home Loan Bank, at cost                                       26,640      26,284
Mortgage-backed securities:
  Available for sale, at fair value                                            46,549      59,889
  Held to maturity, at cost                                                    11,125         135
Loans receivable:
  Held for sale, at fair value at September 30, 2009,
    and at lower of amortized cost or fair value at
      September 30, 2008, net                                                  81,367      64,030
  Held for investment, net                                                  1,259,694   1,294,297
Allowance for loan losses                                                     (20,699)    (13,807)
Accrued interest receivable                                                     6,195       6,886
Foreclosed assets held for sale, net                                           10,140       6,038
Premises and equipment, net                                                    13,393      14,599
Investment in LLCs                                                             21,045      20,683
Mortgage servicing rights, net                                                    351         716
Deferred income tax asset, net                                                  6,651       6,293
Other assets                                                                   10,917       8,948
                                                                           -----------------------
                                                                         $  1,559,562   1,516,761
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Customer deposit accounts                                              $    696,781     691,615
  Brokered deposit accounts                                                   207,844      77,764
  Advances from Federal Home Loan Bank                                        441,026     550,091
  Subordinated debentures                                                      25,774      25,774
  Escrows                                                                      10,178       9,776
  Income taxes payable                                                          4,210       4,002
  Liability for unrecognized tax benefits                                         326         850
  Accrued expenses and other liabilities                                        7,035       4,477
                                                                           -----------------------
    Total liabilities                                                       1,393,174   1,364,349
                                                                           -----------------------

Stockholders' equity:
  Common stock of $0.15 par value: 20,000,000 authorized; 9,857,112
    shares issued at September 30, 2009 and 2008                                1,479       1,479
  Additional paid-in capital                                                   16,525      16,484
  Retained earnings                                                           184,891     172,612
  Treasury stock, at cost; 1,989,498 shares at September 30, 2009
    and 2008                                                                  (38,418)    (38,418)
  Accumulated other comprehensive income                                        1,911         255
                                                                           -----------------------
      Total stockholders' equity                                              166,388     152,412
                                                                           -----------------------
                                                                         $  1,559,562   1,516,761
                                                                           =======================



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Income


                                                         Years Ended September 30,
                                                  ------------------------------------
                                                      2009         2008         2007
                                                  ------------------------------------
                                             (Dollars in thousands, except per share data)
Interest on loans receivable                      $  84,934       91,635       99,067
Interest on mortgage-backed securities                2,042        2,546        3,157
Interest and dividends on securities                  2,750        1,086        1,254
Other interest income                                    99          254          340
                                                  ------------------------------------
     Total interest income                           89,825       95,521      103,818
                                                  ------------------------------------
Interest on customer and brokered deposit accounts   25,011       30,739       33,512
Interest on advances from Federal Home Loan Bank     16,552       24,410       26,811
Interest on subordinated debentures                     857        1,357        1,421
Interest on securities sold under agreements
   to repurchase                                         --           --          395
                                                  ------------------------------------
    Total interest expense                           42,420       56,506       62,139
                                                  ------------------------------------
    Net interest income                              47,405       39,015       41,679
Provision for loan losses                            11,250        6,200        1,634
                                                  ------------------------------------
    Net interest income after provision
      for loan losses                                36,155       32,815       40,045
                                                  ------------------------------------
Other income (expense):
  Loan servicing fees, net                             (173)          18          103
  Impairment recovery on mortgage servicing
    rights                                               43           48           34
  Customer service fees and charges                   6,873        5,547        5,817
  Provision for loss on real estate owned              (727)      (2,050)        (595)
  Gain on sale of securities available for sale       4,565          122           --
  Gain from loans receivable held for sale           29,042       14,043       14,418
  Other                                                 871          679        1,421
                                                  ------------------------------------
    Total other income                               40,494       18,407       21,198
                                                  ------------------------------------
General and administrative expenses:
  Compensation and fringe benefits                   17,615       15,553       15,567
  Commission-based mortgage banking compensation     13,518        7,482        7,310
  Premises and equipment                              3,972        4,147        3,637
  Advertising and business promotion                  4,743        4,305        4,178
  Federal deposit insurance premiums                  1,246          104          103
  Other                                               5,622        5,228        5,534
                                                  ------------------------------------
     Total general and administrative expenses       46,716       36,819       36,329
                                                  ------------------------------------
     Income before income tax expense                29,933       14,403       24,914
                                                  ------------------------------------
Income tax expense (benefit):
  Current                                            13,027        9,989        9,429
  Deferred                                           (1,803)      (4,882)         166
                                                  ------------------------------------
    Total income tax expense                         11,224        5,107        9,595
                                                  ------------------------------------
      Net income                                  $  18,709        9,296       15,319
                                                  ====================================

Basic earnings per share                          $    2.38         1.18         1.89
                                                  ====================================

Diluted earnings per share                        $    2.38         1.18         1.88
                                                  ====================================

Basic weighted average shares outstanding          7,867,614    7,867,614    8,100,904
                                                  ====================================



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows


                                                                Years ended September 30,
                                                            ---------------------------------
                                                               2009        2008        2007
                                                            ---------------------------------
                                                                  (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 18,709       9,296      15,319
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation                                               1,768       1,809       1,220
    Amortization and accretion, net                           (5,387)     (1,068)     (1,668)
    Deferred income tax expense (benefit)                     (1,803)     (4,882)        166
    Gain on sale of securities available for sale             (4,565)       (122)         --
    Loss from investment in LLCs                                 117         265         197
    Impairment recovery on mortgage servicing rights             (43)        (48)        (34)
    Gain from loans receivable held for sale                 (29,042)    (14,043)    (14,418)
    Provision for loan losses                                 11,250       6,200       1,634
    Provision for loss on real estate owned                      727       2,050         595
    Origination of loans receivable held for sale         (1,563,400)   (884,725) (1,001,663)
    Sale of loans receivable held for sale                 1,576,436     899,486   1,019,310
    Stock based compensation - stock options                      41          84          89
Changes in:
  Net fair value of loan-related commitments                    (637)        31         (42)
  Accrued interest receivable                                    691       1,512        (192)
  Accrued expenses, other liabilities and
    income taxes payable                                       2,145         996        (529)
                                                            ---------------------------------
    Net cash provided by operating activities                  7,006      16,841      19,984
                                                            ---------------------------------

Cash flows from investing activities:
  Principal repayments of mortgage-backed securities:
    Held to maturity                                             649          82         108
    Available for sale                                        13,408      21,972      17,887
  Principal repayments of mortgage loans receivable held
    for investment                                           256,076     309,108     412,833
  Principal repayments of other loans receivable               5,415      10,524       8,741
  Principal repayments of securities available for sale            6           7           8
  Loan origination - mortgage loans receivable
    held for investment                                     (234,868)   (342,219)   (401,520)
  Loan origination - other loans receivable                   (4,355)     (7,847)     (9,141)
  Purchase of mortgage loans receivable held for investment   (1,610)     (9,500)          --
  Proceeds from sale (purchases) of Federal Home Loan
    Bank stock                                                  (356)     (3,977)      1,736
  Purchase of mortgage-backed securities held to maturity    (11,632)         --          --
  Purchase of securities available for sale                 (110,005)         --          --
  Purchase of securities held to maturity                     (1,283)         --          --
  Proceeds from sale of securities available for sale         96,135         122          --
  Proceeds from sale of real estate owned                     10,259       5,427       6,785
  Purchase of premises and equipment, net                       (562)       (643)     (4,097)
  Investment in LLC                                             (479)     (1,890)     (2,517)
  Other                                                       (1,334)       (330)     (2,261)
                                                            ---------------------------------
    Net cash provided by (used in) investing activities       15,464     (19,164)     28,562
                                                            ---------------------------------


NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows (continued)


                                                               Years ended September 30,
                                                            ---------------------------------
                                                               2009        2008        2007
                                                            ---------------------------------
                                                                  (Dollars in thousands)
Cash flows from financing activities:
  Net (decrease) increase in customer and brokered
     deposit accounts                                        134,723    (86,570)      3,622
  Proceeds from advances from Federal Home Loan Bank         444,000     378,000    353,650
  Repayment of advances from Federal Home Loan Bank         (553,000)   (286,650)  (393,848)
  Proceeds from subordinated debentures                           --         --      25,774
  Proceeds from sale of securities under agreements to
     repurchase                                                   --          --     30,900
  Repayment of securities sold under agreements to
     repurchase                                                   --          --    (30,900)
  Cash dividends paid                                         (7,080)     (7,080)    (7,337)
  Repurchase of common stock for treasury                         --          --    (16,357)
  Change in escrows                                              402         308        558
                                                            ---------------------------------
    Net cash provided by (used in) financing activities       19,045     (1,992)    (33,938)
                                                            ---------------------------------
    Net increase (decrease) in cash and cash equivalents      41,515     (4,315)     14,608
    Cash and cash equivalents at beginning of period          21,735      26,050     11,442
                                                            ---------------------------------

    Cash and cash equivalents at end of period              $ 63,250      21,735     26,050
                                                            =================================

Supplemental disclosure of cash flow information:
  Cash paid for income taxes (net of refunds)               $ 13,114       6,613      10,771
  Cash paid for interest                                      41,812      58,686      61,965

Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of loans receivable to real estate owned       $ 18,884      10,465      13,690
  Conversion of real estate owned to loans receivable            391       2,772       5,617
  Capitalization of originated mortgage servicing rights          10          --           6
  Transfer of loans from held for investment to held for
     sale                                                         --      17,515          --






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

Balance at October 1, 2006    $  1,479    16,311    162,631    (22,061)     (1,788)        156,572
Comprehensive income:
  Net income                        --        --     15,319         --          --          15,319
  Other comprehensive income,
   net of tax:
   Unrealized loss on securities    --        --         --         --      1,106            1,106
                                                                                         ----------
  Total comprehensive income                                                                16,425
 Cash dividends paid                --        --     (7,337)        --          --          (7,337)
 Stock based compensation expense   --        89         --         --          --              89
 Purchase of common stock
   for treasury                     --        --         --    (16,357)         --         (16,357)
                              ---------------------------------------------------------------------
Balance at September 30, 2007 $  1,479    16,400    170,613    (38,418)      (682)         149,392
Comprehensive income:
  Net income                        --        --      9,296         --          --           9,296
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --         937             937
                                                                                         ----------
  Total comprehensive income                                                                10,233
 Cash dividends paid                --        --     (7,080)        --          --          (7,080)
 Stock based compensation expense   --        84         --         --          --              84
Adjustment for the adoption of
  FIN 48                            --        --       (217)        --          --            (217)
                              ---------------------------------------------------------------------
Balance at September 30, 2008 $  1,479    16,484    172,612    (38,418)        255         152,412
Comprehensive income:
  Net income                        --        --     18,709         --          --          18,709
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --       1,656           16,56
                                                                                         ----------
  Total comprehensive income                                                                20,365
 Cash dividends paid                --        --     (7,080)        --          --          (7,080)
 Stock based compensation expense   --        41         --         --          --              41
 Adjustment for the adoption of
  FAS 159, net of tax               --        --        650         --          --             650
                              ---------------------------------------------------------------------
Balance at September 30, 2009 $  1,479    16,525    184,891    (38,418)      1,911         166,388
                              ======================================================================



                                                         Year ended
                                                    September 30, 2009
                                                    ------------------
Reclassification disclosure:

Unrealized gain on available for sale securities,
   net of income taxes of $2,794                       $     4,463
Reclassification adjustment for gain included in
   net income, net of income taxes of $1,758                (2,807)
                                                           --------
Gain in unrealized gain (loss) on available for sale
   securities, net of income tax of $1,037             $     1,656
                                                           ========


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

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $60.8 million and $6.3 million as of September 30, 2009 and 2008, respectively. The Federal Reserve Board ("FRB") requires federally chartered savings banks to maintain non-interest-earnings cash reserves at specified levels against their transaction accounts. Required reserves may be maintained in the form of vault cash, a non-interest-bearing account at a Federal Reserve Bank, or a pass-through account, as defined by FRB. At September 30, 2009, the Bank's reserve requirement was $4.4 million.

SECURITIES AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE
     Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2009 and 2008, the Company had no assets designated as trading. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

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

SECURITIES AND MORTGAGE-BACKED SECURITIES HELD TO MATURITY
     Debt securities and mortgage-backed securities held to maturity are stated at cost, adjusted for amortization of premiums and discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

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

     As of September 30, 2008, loans held for sale were carried at the lower of amortized cost or fair value. As of October 1, 2008, the Company elected to carry loans held for sale at fair value, which is determined based on sale commitments or dealer quotations. Gains or losses on such sales are recognized using the specific identification method. Transfers of loan receivable held for sale are accounted for as sales when control over the asset has been surrendered. The Bank issues various representations and warranties and standard recourse provisions associated with the sale of loans. As of September 30, 2009, the Bank has an accrued liability of $1.1 million related to estimated future losses in accordance with such recourse provisions.

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

STOCK OPTIONS
     The Company has a stock-based employee compensation plan which is described more fully in Note 18. The Company recognizes compensation cost over the five-year service period for its stock option awards. Stock based compensation expense for stock options totaled $41 thousand ($25 thousand, net of tax), $84 thousand ($52 thousand, net of tax) and $89 thousand ($55 thousand, net of tax) during the years ended September 30, 2009, 2008 and 2007, respectively.

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

     The Bank's bad debt deduction for the years ended September 30, 2009, 2008 and 2007, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the "base-year." The recapture of the excess reserve was completed over a six-year phase-in-period that began with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $3.7 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank's capital in the form of stock redemptions caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

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

     Originated mortgage servicing rights are recorded at cost based upon the relative fair values of the loans and the servicing rights. Servicing release fees paid on comparable loans and discounted cash flows are used to determine estimates of fair values. Purchased mortgage servicing rights are acquired from independent third-party originators and are recorded at the lower of cost or fair value. These rights are amortized in proportion to and over the period of expected net servicing income or loss.
     Impairment Evaluation - The Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights, the Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights. During the years ended September 30, 2009 and 2008, the value of mortgage servicing rights increased, which resulted in a recovery of valuation allowance of $43,000 and $48,000, respectively.

DERIVATIVE INSTRUMENTS
     The Bank regularly enters into commitments to originate and sell loans held for sale. Such commitments are considered derivative instruments under GAAP, which requires the Bank to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As of September 30, 2009 and 2008, the fair value of loan related commitments resulted in a net asset of $645,000 and $8,000, respectively

REVENUE RECOGNITION
     Interest income, loan servicing fees, customer service fees and charges and ancillary income related to the Bank's deposits and lending activities are accrued as earned.

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

                                        Year Ended September 30,
                                 --------------------------------------
                                       2009         2008        2007
                                 --------------------------------------
Net income                          $  18,709        9,296      15,319

Average common shares outstanding   7,867,614    7,867,614   8,100,904
Average common share stock
  options outstanding                      --           --      66,970
                                 --------------------------------------
Average diluted common shares       7,867,614    7,867,614   8,167,874

Earnings per share:
  Basic earnings per share          $    2.38         1.18        1.89
  Diluted earnings per share             2.38         1.18        1.88

     At September 30, 2009 and 2008, options to purchase 62,038 shares and 72,038 shares, respectively, of the Company's stock were outstanding. These options were not included in the calculated of diluted earnings per share, as they were considered anti-dilutive.

RECENTLY ISSUED ACCOUNTING STANDARDS
     On June 29, 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105-10 which establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. Accounting Standard Updates issued after the effective date of this update will not be considered authoritative in their own right. Instead, the Accounting Standard Updates will serve only to update the Codification, provide background information about the guidance, and provide the basis for conclusions on the change(s) in the Codification. After the effective date of this statement, all non-grandfathered non-SEC accounting literature not included in the Codification is superseded and deemed non-authoritative. ASC 105-10 is effective for interim and annual reporting periods after September 15, 2009 (effective September 30, 2009 for the Company). There was no material impact from the adoption of this update.

     In September 2006, the FASB issued ASC 820-10, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard is effective for financial statements issued for fiscal years beginning after November 2, 2007, and interim periods within those fiscal years. The adoption of the standard on October 1, 2008, resulted in additional disclosures in the Company's financial statements.

     In February 2007, the FASB issued ASC 825-10, more commonly known as the "The Fair Value Option for Financial Assets and Financial Liabilities." This standard provides companies with an option to measure eligible financial assets and liabilities at fair value. The fair value option may be applied instrument by instrument and is irrevocable once made. If a company elects the fair value option for an eligible instrument, changes in fair value must be reported as unrealized gains and loses in earnings at each subsequent reporting date. The standard is effective for fiscal years beginning after November 15, 2007. The Company adopted the standard on October 1, 2008, and elected to measure loans held for sale at fair value. This election resulted in a $650,000 increase in retained earnings.

     In December 2007, the FASB issued ASC 805-10. The standard revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. This update is effective for annual periods beginning after December 15, 2008. There is currently no impact from the adoption of this update on the Company's consolidated financial statements.

     In March 2008, the FASB issued ASC 815-10-65 which establishes the disclosure requirements for derivative instruments and for hedging activities. This standard amends and expands the disclosure requirements of ASC 815-10, and is effective for fiscal years and interim periods beginning after November 15, 2008. The Company's disclosure regarding derivative instruments reflects the adoption of this standard.

     In April 2009, the FASB issued ASC 825-10-50 and ASC 825-10-55 to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. These topics were effective for interim reporting periods ending after June 15, 2009.

     In April 2009, the FASB issued ASC 320-10-65 which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This standard does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities and is effective for interim and annual reporting periods ending after June 15, 2009. There is currently no material impact from the adoption of this standard on the Company's consolidated financial statements.

     In April 2009, the FASB issued ASC 820-10-65 which provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This standard also includes guidance on identifying circumstances that indicate a transaction is not orderly. The standard is effective for interim and annual reporting periods ending after June 15, 2009, and should be applied prospectively. There is currently no material impact from the adoption of this standard on the Company's consolidated financial statements.

     In May 2009, the FASB issued ASC 855-10 which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. The standard sets forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the required financial statement disclosures. In addition, the standard requires disclosure of the date through which an entity has evaluated subsequent events and the basis for the date, that is, whether the date represents the date the financial statements were issued or available to be issued. This standard was effective for interim or annual financial periods ending after June 15, 2009. There is currently no material impact from the adoption of the standard.

     In June 2009, the FASB issued ASC 860-10, ASC 860-40 and ASC 860-50 which enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and the company's continuing involvement in transferred assets. This standard removes the concept of qualifying special purpose entity, changes the requirements for derecognizing financial assets, and requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor's continuing involvement with transfers of financial assets accounted for as sales. This standard is effective for annual reporting periods beginning after November 15, 2009, for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter (effective October 1, 2010 for the Company). Management does not anticipate it will have a material impact on the Company's consolidated financial statements.

     In June 2009, the FASB issued ASC 805-20 and ASC 810-10 which requires a company to perform a qualitative analysis when determining whether it must consolidate a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the company that has both the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance, and the obligation to absorb losses of the entity that could be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This standard requires the company to perform ongoing reassessments to determine if it must consolidate a variable interest entity. This standard requires disclosures about the company's involvement with the variable interest entities and any significant changes in risk exposure due to that involvement, how the involvement affects the company's financial statements, and significant judgments and assumptions made in determining whether it must consolidate the variable interest entity. This standard is effective for annual reporting periods beginning after November 15, 2009, for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter (effective October 1, 2010 for the Company). Management does not anticipate that this update will have a material impact on the Company's consolidated financial statements.

USE OF ESTIMATES
     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reported periods. Estimates were used to establish loss reserves, the valuation of mortgage servicing rights, accruals for loan recourse provisions, and fair values of financial instruments. Actual results could differ from those estimates.

RECLASSIFICATIONS
     Certain amounts for 2008 and 2007 have been reclassified to conform to the current year presentation.

SUBSEQUENT EVENTS
     Subsequent events have been evaluated through December 14, 2009, which is the date the financial statements were issued.

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

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument presented as of September 30, 2009 and 2008:

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

STOCK IN FEDERAL HOME LOAN BANK ("FHLB")
The carrying value of stock in Federal Home Loan Bank approximates its fair value.

LOANS RECEIVABLE HELD FOR SALE
Fair values of mortgage loans held for sale are based on quoted market prices for loans with similar characteristics.

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

SUBORDINATED DEBENTURES
The estimated fair values of subordinated debentures is determined by discounting the future cash flows of existing debentures using a market rate of interest. As these are variable rate securities, cost approximates fair value.

COMMITMENTS TO ORIGINATE, PURCHASE AND SELL LOANS
The estimated fair value of commitments to originate, purchase, or sell loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates.

(2) SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of securities available for sale. Dollar amounts are expressed in thousands.






                                                     September 30, 2009
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Corporate debt securities           $  19,099      2,526            --          21,625
Municipal securities                       29         --            --              29
                                    -----------------------------------------------------
       Total                        $  19,128      2,526            --          21,654
                                    =====================================================



                                                     September 30, 2008
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Municipal securities                       35         --            --              35
                                    -----------------------------------------------------
       Total                        $      35         --            --              35
                                    =====================================================





     During the year ended September 30, 2009, the Company realized gross gains of $4.6 million and no gross losses on the sale of securities available for sale. There were no sales of securities available for sale during the years ended September 30, 2008, or 2007.

     The scheduled maturities of securities available for sale at September 30, 2009, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    fair
                              cost       gains       losses      value
                            -------------------------------------------
Due in less than one year   $       5       --          --            5
Due from one to five years      1,020       73          --        1,093
Due from five to ten years     18,103    2,453          --       20,556
                            -------------------------------------------
     Total                  $  19,128    2,526          --       21,654
                            ===========================================



(3) SECURITIES HELD TO MATURITY

     The following tables present a summary of securities held to maturity. Dollar amounts are expressed in thousands.



                                                    September 30, 2009
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Asset-backed securities            $    1,290         85            --           1,375
                                    ----------------------------------------------------
     Total                         $    1,290         85            --           1,375
                                    =====================================================


     The scheduled maturities of securities held to maturity at September 30, 2009, are presented in the following table. Dollar amounts are expressed in thousands.


                                       Gross        Gross    Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains       losses      value
                          --------------------------------------------
Due after ten years       $  1,290         85          --       1,375
                         ---------------------------------------------
     Total                $  1,290         85          --       1,375
                         =============================================


     Actual maturities of securities held to maturity may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments which are callable.

     There were no dispositions of securities held to maturity during the year ended September 30, 2009.



 (4) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.






                                                     September 30, 2009
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $     114         --            --             114
Pass-through certificates guaranteed
  by FNMA - adjustable rate             5,924         67            --           5,991
FHLMC participation certificates:
    Fixed rate                            546         33            --             579
    Adjustable rate                    39,384        481            --          39,865
                                    -----------------------------------------------------
       Total                        $  45,968        581            --          46,549
                                    =====================================================



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
                                    =====================================================





     There were no sales of mortgage-backed securities available for sale during the years ended September 30, 2009, 2008, or 2007.

     There were no unrealized losses on mortgage-backed securities available for sale at September 30, 2009. The following tables present a summary of the fair value and gross unrealized losses of those mortgage-backed securities available for sale which had unrealized losses at September 30, 2008. Dollar amounts are expressed in thousands.


                           Less Than 12 Months      12 Months or Longer
                          ---------------------    --------------------
                            Estimated   Gross       Estimated   Gross
                              fair    unrealized      fair   unrealized
                             value      losses       value      losses
                          ---------------------------------------------
Pass-through certificates
   guaranteed by GNMA -
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
                          =============================================


     Based upon evaluation of available evidence at September 30, 2008, including changes in market interest rates during the fiscal year, it was management's opinion that the declines in fair value of these securities, which consisted almost exclusively of moderately-seasoned 5/1 adjustable rate mortgage-backed securities, was temporary. The decline in fair value was due to significant changes in interest rates and market conditions which occurred after the securities were purchased. However, it was management's opinion that as these securities approached their reset dates, they would no longer be impaired. Should the impairment of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified. The Company has the ability to hold these securities to maturity.

     The scheduled maturities of mortgage-backed securities available for sale at September 30, 2009, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                            Amortized  unrealized  unrealized     fair
                              cost       gains       losses       value
                            -------------------------------------------
Due from five to ten years  $     546       33          --          579
Due after ten years            45,422      548          --       45,970
                            -------------------------------------------
     Total                  $  45,968      581          --       46,549
                            ===========================================


     Actual maturities of mortgage-backed securities available for sale may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to prepay certain obligations.

     The principal balances of mortgage-backed securities available for sale that are pledged to secure certain obligations of the Bank as of September 30 are as follows. Dollar amounts are expressed in thousands.

                                         September 30, 2009
                         ----------------------------------------------
                                         Gross       Gross    Estimated
                             Amortized  unrealized  unrealized    fair
                               cost       gains      losses       value
                         ----------------------------------------------
Customer deposit accounts  $      984        14         --          998
FHLB advances                  43,468       527         --       43,995
                          ---------------------------------------------
    Total                  $   44,452       541         --       44,993
                         ==============================================

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



                                                    September 30, 2009
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $      59          4            --              63
FNMA pass-through certificates:
  Fixed rate                               10         --            --              10
  Balloon maturity and
    adjustable rate                        43         --            --              43
Collateralized mortgage obligations    11,013        214            --          11,227
                                    ----------------------------------------------------
     Total                         $   11,125        218            --          11,343
                                    =====================================================





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
                                    =====================================================





     The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2009, are presented in the following table. Dollar amounts are expressed in thousands.


                                       Gross        Gross    Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains       losses      value
                          --------------------------------------------
Due from five to ten years $    112          4          --         116
Due after ten years          11,013        214          --      11,227
                         ---------------------------------------------
     Total                 $ 11,125        218          --      11,343
                         =============================================


     Actual maturities of mortgage-backed securities held to maturity may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to prepay certain obligations.

     The principal balances of mortgage-backed securities held to maturity that are pledged to secure certain obligations of the Bank as of September 30 are as follows. Dollar amounts are expressed in thousands.


                                       September 30, 2009
                        ----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains      losses       value
                        ----------------------------------------------
Customer deposit accounts $     37         2         --            39
                        ==============================================



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
                        ==============================================


     All dispositions of mortgage-backed securities held to maturity during fiscal 2009, 2008, and 2007 were the result of maturities.


(6) LOANS RECEIVABLE

     The following table provides a detail of loans receivable as of September 30. Dollar amounts are expressed in thousands.


HELD FOR INVESTMENT                           2009           2008
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties              $   363,132        384,258
    Business properties                     474,487        478,883
    Partially guaranteed by VA or
      insured by FHA                          4,771          2,812
    Construction and development            329,457        396,777
                                         ---------------------------
Total mortgage loans                      1,171,847      1,262,730
Commercial loans                            121,168         93,600
Installment loans and lease financing
  to individuals                             13,861         14,920
                                         ---------------------------
Total loans receivable held
  for investment                          1,306,876      1,371,250
Less:
  Undisbursed loan funds                    (38,807)       (69,300)
  Unearned discounts and fees on
    loans, net of deferred costs             (8,375)        (7,653)
                                         ---------------------------
    Net loans receivable held
      for investment                    $ 1,259,694      1,294,297
                                         ===========================


HELD FOR SALE                                 2009           2008
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties              $   129,526         73,829
    Business properties                          --         17,788
 Less:
  Undisbursed loan funds                    (48,159)       (27,314)
  Unearned discounts and fees on loans,
    net of deferred costs                        --           (273)
                                          --------------------------
    Net loans receivable held for sale  $    81,367         64,030
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

     Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $40,000 and $64,000 at September 30, 2009 and 2008, respectively.

     Whole loans and participations serviced for others were approximately $93.3 million and $65.3 million at September 30, 2009 and 2008, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

     First mortgage loans were pledged to secure FHLB advances in the amount of approximately $808.8 million and $800.3 million at September 30, 2009 and 2008, respectively.

     Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2009 and 2008. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

     As of September 30, 2009 and 2008, loans with an aggregate principal balance of approximately $40.6 million and $35.1 million, respectively, were on nonaccrual status. Gross interest income would have increased by $2.3 million, $1.8 million and $167,000 for the years ended September 30, 2009, 2008 and 2007, respectively, if the nonaccrual loans had been performing

     The following table presents the activity in the allowance for losses on loans for 2009, 2008, and 2007. Allowance for losses on mortgage loans includes specific valuation allowances and valuation allowances associated with homogenous pools of loans. Dollar amounts are expressed in thousands.


                                     2009       2008       2007
                                 ---------------------------------
Balance at beginning of year     $ 13,807      8,097      7,991
  Provisions                       11,250      6,200      1,634
  Charge-offs                      (4,377)      (504)    (1,528)
  Recoveries                           19         14         --
                                 ---------------------------------
Balance at end of year           $ 20,699     13,807      8,097
                                 =================================


     The following tables provide a summary of information on impaired loans. Dollar amounts are expressed in thousands.


                                                  September 30,
                                                -----------------
                                                   2009    2008
                                                -----------------
  Impaired loans with a valuation allowance    $ 40,691  10,287
  Impaired loans without a valuation allowance   11,400      --
                                                -----------------
                                               $ 52,091  10,287
                                                =================
   Allowance for loan losses applicable to
      impaired loans                           $  5,825   1,383
                                                =================


                                               2009    2008    2007
                                             ------------------------
   Average balance of impaired loans       $ 52,605  10,842     262
   Interest income recognized on
       impaired loans                         1,946     489     120
   Interest income received on a cash basis
       on impaired loans                      2,320     635     120

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





                                           2009
                 -------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
------------------------------------------------------------------------------
Missouri        $ 165,424     30,606       71,003       134,556       401,589
Kansas             43,945     10,378       24,090       176,163       254,576
Texas              16,880      8,611       51,153         6,088        82,732
Colorado            4,963      2,039       59,957            --        66,959
Arizona            11,623        584       19,306         6,050        37,563
Florida            19,215        917       14,552            --        34,684
Oklahoma            2,891      3,006       20,774            --        26,671
North Carolina      6,632         --       17,076            --        23,708
Illinois            5,969        332       11,969            --        18,270
Indiana             2,397         --       14,591            --        16,988
California         14,564         --        2,358            --        16,922
Iowa                3,619      3,603        6,423         2,650        16,295
Washington          5,090         --       10,294            --        15,384
Ohio                3,470         --        9,308            --        12,778
Georgia             6,032        964        5,731            --        12,727
Michigan              500         --        9,982            --        10,482
Other              63,516        219       55,834         3,950       123,519
                 -------------------------------------------------------------
                $ 376,730     61,259      404,401       329,457     1,171,847
                 =============================================================



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
                 =============================================================

     Proceeds from the sale of loans receivable held for sale during fiscal 2009, 2008 and 2007, were $1,576.4 million, $899.5 million, and $1,019.3 million, respectively. In fiscal 2009, the Bank realized gross gains of $29.1 million and $53,000 of gross losses. In fiscal 2008, the Bank realized gross gains of $14.3 million and gross losses of $312,000 on those sales. In fiscal 2007, gross gains of $14.6 million and gross losses of $231,000 were realized.


(7) FORECLOSED ASSETS HELD FOR SALE

     The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.


                                          2009       2008
                                        -------------------
Real estate acquired through (or deed in
  lieu of) foreclosure                  $ 10,140     6,707
Less: allowance for losses                    --      (669)
                                        --------------------
    Total                               $ 10,140     6,038
                                        ====================


     The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.


                                 2009     2008     2007
                               --------------------------
Balance at beginning of year $     669      204      275
Provision for loss (recovery)      727    2,050      595
Charge-offs                     (1,691)  (1,819)  (1,222)
Recoveries                         295      234      556
                               --------------------------
Balance at end of year       $      --      669      204
                               ==========================


(8) PREMISES AND EQUIPMENT

     The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

                                      2009       2008
                                    -------------------
Land                                $ 4,308      4,308
Buildings and improvements           12,428     12,491
Furniture, fixtures and equipment     9,220     10,066
                                    -------------------
                                     25,956     26,865
  Accumulated depreciation          (12,563)   (12,266)
                                    -------------------
  Total                            $ 13,393     14,599
                                    ===================


     Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended
September 30, 2009, 2008, and 2007, were approximately $568,000,
$622,000, and $884,000, respectively.

     Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.


                    Fiscal year ended
                    September 30,              Amount
                   -----------------------------------
                    2010                       $  554
                    2011                          312
                    2012                          514
                    2013                          517
                    2014                          373
                    Thereafter                     70


(9) INVESTMENT IN LLCs

     During the year ended September 30, 2004, the Company became a partner in Central Platte Holdings, LLC, which was formed for the purpose of purchasing and developing eight hundred acres of vacant land in Platte County, Missouri for residential development. This investment is accounted for using the equity method of accounting. The company is owner of a fifty-percent (50%) membership interest in Central Platte Holdings, LLC. The Company's investment in this partnership was $18.6 million and $18.2 million at September 30, 2009 and 2008, respectively.

     During the year ended September 30, 2002, the Company became a partner in NBH, LLC, which was formed for the purpose of purchasing and developing eighty-six acres of vacant land in Platte County, Missouri for residential and commercial development. This investment is accounted for using the equity method of accounting. The company is owner of a fifty-percent (50%) membership interest in NBH, LLC. The Company's investment in this partnership was $2.5 million at September 30, 2009 and 2008.


(10) MORTGAGE SERVICING RIGHTS

     The following provides information about the Bank's mortgage servicing rights for the years ended September 30. Dollar amounts are expressed in thousands.


                                          2009      2008     2007
                                       ----------------------------
Balance at beginning of year           $   716       911    1,089
Originated mortgage servicing rights        10        --        6
Amortization                              (418)     (243)    (218)
Impairment recovery                         43        48       34
                                       ----------------------------
Balance at end of year                 $   351       716      911
                                       ============================

(11) CUSTOMER AND BROKERED DEPOSIT ACCOUNTS

     Customer and brokered deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.


                                   2009                  2008
                             -----------------    ----------------
                               Amount      %         Amount      %
-------------------------------------------------------------------
Demand deposit accounts     $  80,201      9         76,621     10
Savings accounts               81,572      9         71,193      9
Money market demand accounts   14,991      2         13,352      2
Certificate accounts          520,017     57        530,449     69
Brokered accounts             207,844     23         77,764     10
                             -----------------    -----------------
                            $ 904,625    100        769,379    100
                             =================    =================
Weighted average interest rate   2.23%                 3.38%
                             ===========          ============


     The aggregate amount of certificate accounts in excess of $100,000 was approximately $120.2 million and $105.9 million as of September 30, 2009 and 2008, respectively.

     The following table presents contractual maturities of certificate and brokered accounts as of September 30, 2009. Dollar amounts are expressed in thousands.


                 Maturing during the fiscal year ended September 30,
              ---------------------------------------------------------
                                                        2015 and
                 2010    2011    2012    2013    2014    after   Total
              ---------------------------------------------------------
Certificate
    accounts $ 372,037  82,106  45,003  16,233   2,433   2,205  520,017
Brokered
    accounts   191,004  16,840      --      --      --      --  207,844
              ---------------------------------------------------------
  Total      $ 563,041  98,946  45,003  16,233   2,433   2,205  727,861
              =========================================================


     The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

                             2009       2008       2007
                          --------------------------------
Savings accounts          $    886      1,123      1,231
Money market demand and
  demand deposit accounts      500        701        705
Certificate and brokered
  accounts                  23,625     28,915     31,576
                          --------------------------------
                          $ 25,011     30,739     33,512
                          ================================

(12) ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the FHLB are secured by all stock held in the FHLB, mortgage-backed securities and first mortgage loans with aggregate unpaid principal balances equal to approximately 160% of outstanding advances not secured by FHLB stock. The following table provides a summary of advances by year of maturity as of September 30. Dollar amounts are expressed in thousands.

                                     2009                 2008
                              -----------------    -----------------
                                       Weighted             Weighted
                                       Average               Average
Year ended September 30,       Amount    Rate       Amount     Rate
--------------------------------------------------------------------
     2006                    $     --       --   $ 234,065     4.55%
     2010                     230,026     2.02%    130,026     2.89%
     2011                     186,000     4.30%    186,000     4.30%
     2012                      25,000     2.18%         --       --%
                             ------------------    -----------------
                            $ 441,026     2.99%  $ 550,091     4.07%
                             ==================    =================


     The Bank's advances have a fixed interest rate and require monthly interest payments, with a single principal payment due at maturity. At September 30, 2009 and 2008, the Bank had advances totaling $5.0 million that are callable at the option of the Federal Home Loan Bank.


(13) SUBORDINATED DEBENTURES

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

(14) INCOME TAXES PAYABLE

     The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:


                                            2009     2008     2007
                                          --------------------------
Statutory federal income tax rate           35.0%    35.0%    35.0%
State income taxes, net of federal benefit   3.1      3.0      3.0
Other, net                                  (0.6)    (2.5)      0.5
                                          --------------------------
                                            37.5%    35.5%    38.5%
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


                                          2009     2008     2007
                                      ----------------------------
Deferred loan fees and costs          $     30      101       34
Accrued interest receivable                463     (726)      --
Tax depreciation vs. book
   depreciation                             41       80      209
Basis difference on investments             (3)      (5)     (15)
Loan loss reserves                      (2,402)  (3,160)     961
Mark-to-market adjustment                  186   (1,008)    (656)
Mortgage servicing rights                  (99)     (51)     (49)
Other                                      (19)    (113)    (318)
                                      ----------------------------
                                      $ (1,803)  (4,882)     166
                                      ============================


     The tax effect of significant temporary differences representing deferred tax assets and liabilities are presented in the following table. Dollar amounts are expressed in thousands.


                                                      2009     2008
                                                    -----------------
Deferred income tax assets:
  Loan loss reserves                                $ 7,990    5,588
  Book depreciation in excess of tax depreciation       160      201
  Accrued interest receivable                           461      924
  Unrealized loss on securities available for sale       --       --
  Mark-to-market adjustment                              --      565
                                                    -----------------
                                                      8,611    7,278
                                                    -----------------
Deferred income tax liabilities:
  Mortgage servicing rights                             (85)    (184)
  Basis difference on investments                       (20)     (23)
  Deferred loan fees and costs                         (430)    (400)
  Unrealized gain on securities available for sale   (1,200)    (160)
  Mark-to-market adjustment                             (25)      --
  Other                                                (200)    (218)
                                                     ----------------
                                                     (1,960)    (985)
                                                     ----------------
    Net deferred tax asset                          $ 6,651    6,293
                                                     ================


     Effective October 1, 2007, the Company adopted ASC 740-10 related to accounting for uncertainty in income taxes. The Company recognized a $217,000 increase in the liability for unrecognized tax benefits, which was accounted for as a decrease to the October 1, 2007 balance of retained earnings.

     The following table reconciles the liability for unrecognized tax benefits from the beginning to the end of the fiscal year ended
September 30.  Dollar amounts are expressed in thousands.

                                                       2009     2008
                                                     -----------------
Balance at beginning of year                      $     850        --
  Reclassification of deferred tax liability             --     1,070
  FIN 48 adoption adjustment to retained earnings        --       217
                                                     -------   -------
  Adjusted balance at beginning of year                 850     1,287
  Increases attributable to tax positions taken
    during a prior period                                --       872
  Reductions attributable to tax positions taken
    during a prior period                              (300)       --
  Settlements attributable to tax positions taken
    during a prior period                              (224)
  Decreases attributable to lapse of statute of
    limitations                                          --     (1,309)
                                                     -------   -------
Liability for unrecognized tax benefits at
   end of year                                      $   326       850
                                                    ========   =======

     The Company's liability for unrecognized tax benefit is expected to decrease in the next twelve months as a result of the settlements with various taxing authorities.

     The Company's liability for unrecognized tax benefits included $96,000 and $149,000 of related interest and penalties as of September 30, 2009 and 2008, respectively. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits within income tax expense in the consolidated statements of income

     The Company's federal and state income tax returns for fiscal years 2006 through 2008 remain subject to examination by the Internal Revenue Service and various state jurisdictions, based on the statute of limitations.


(15) STOCKHOLDERS' EQUITY

     During fiscal 2009, the Company paid quarterly cash dividends on common stock of $0.225 per share on November 28, 2008, February 27, 2009, May 29, 2009, and August 28, 2009.

     During fiscal 2008, the Company paid quarterly cash dividends on common stock of $0.225 per share on November 30, 2007, February 22, 2008, May 23, 2008, and August 22, 2008.

     During fiscal 2007, the Company paid quarterly cash dividends on common stock of $0.225 per share on November 24, 2006, February 23, 2007, May 25, 2007, and August 24, 2007.

     During fiscal 2007, the Company repurchased 451,028 shares of its own stock with a total value of $16.4 million at the time of repurchase. During fiscal 2009 and 2008, the Company did not repurchase any shares of its own stock.


(16) REGULATORY CAPITAL REQUIREMENTS

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1, total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes that, as of September 30, 2009, the Bank meets all capital adequacy requirements, to which it is subject.

     As of September 30, 2009 and 2008, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management does not believe that there are any conditions or events occurring since notification that would change the Bank's category.

     The following tables summarize the relationship between the Bank's capital and regulatory requirements. Dollar amounts are expressed in thousands.
                                              September 30,
                                           ------------------
                                             2009      2008
-------------------------------------------------------------
GAAP capital (Bank only)                  $167,168   153,460
Adjustment for regulatory capital:
  Intangible assets                         (2,671)   (2,771)
  Disallowed servicing and deferred
    tax assets                                 (39)   (6,293)
  Reverse the effect of SFAS No. 115        (1,911)     (255)
                                           ------------------
     Tangible capital                      162,547   144,141
  Qualifying intangible assets                  --        --
                                           ------------------
     Tier 1 capital (core capital)         162,547   144,141
  Qualifying valuation allowance            14,284    12,366
                                           ------------------
     Risk-based capital                   $176,831   156,507
                                           ==================





                                                               As of September 30, 2009
                                         --------------------------------------------------------------

                                            Actual         Minimum Required for  Minimum Required to be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $176,831    13.5%    105,140     >=8%       131,425     >=10%
Core capital to adjusted tangible assets 162,547    10.6%     61,236     >=4%        76,545     >=5%
Tangible capital to tangible assets      162,547    10.6%     22,963    >=1.5%           --      --
Tier 1 capital to risk-weighted assets   162,547    12.4%         --      --         78,855     >=6%








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


</Table


                                 40

(17) EMPLOYEES' RETIREMENT PLAN

     Substantially all of the Bank's full-time employees participate in a 401(k) retirement plan (the "Plan"). The Plan is administered by Standard Insurance Company, through which employees can choose from a variety of retail mutual funds to invest their fund contributions. Under the terms of the Plan, the Bank makes monthly contributions for the benefit of each participant in an amount that matches one-half of the participant's contribution, not to exceed 3% of the participants' monthly base salary. All contributions made by participants are immediately vested and cannot be forfeited. Contributions made by the Bank, and related earnings thereon, become vested to the participants according to length of service requirements as specified in the Plan. Any forfeited portions of the contributions made by the Bank and the allocated earnings thereon are used to reduce future contribution requirements of the Bank. The Plan may be modified, amended or terminated at the discretion of the Bank.

     The Bank's contributions to the Plan amounted to $468,000, $337,000, and $324,000 for the years ended September 30, 2009, 2008, and 2007, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of income.


(18) STOCK OPTION PLAN

     During fiscal year 1986, the Company's stockholders approved a stock option plan ("1986 Option Plan") through which options to purchase up to 10% of the number of shares of common stock originally issued, as adjusted for a 4-for-1 stock split in March 1999 and stock dividends, were granted to officers and employees of the Bank. The time frame for issuing new options under the 1986 Option Plan has expired and, as of September 30, 2009, there are no options granted under this plan that remain outstanding. Options were granted for a period of ten years. The option price could not be less than 100% of the fair market value of the shares on the date of the grant.

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

     The following table summarizes Option Plan activity during fiscal years 2009, 2008, and 2007. The number of shares and price per share have been adjusted to reflect the 4-for-1 stock split in fiscal 1999. All options outstanding at September 30, 2009, were granted under the 2004 Option Plan.


                                           Weighted avg.   Range of
                                   Number exercise price exercise price
                                  Of shares  per share     per share
                                 -------------------------------------
Options outstanding
  at October 1, 2006                 58,000   $ 37.70   $ 32.91-42.53
    Granted                          21,657     32.82     30.33-39.33
    Forfeited                        (1,000)    42.17        42.17
                                 -------------------------------------
Options outstanding
  at September 30, 2007              78,657   $ 36.30   $ 30.33-42.53
    Forfeited                        (6,619)    35.08     30.33-42.17
                                 -------------------------------------
Options outstanding
  at September 30, 2008              72,038   $ 36.42   $ 30.33-42.53
    Forfeited                       (10,000)    35.50        35.50
                                 -------------------------------------
Options outstanding
  at September 30, 2009              62,038   $ 36.56   $ 30.33-42.53
                                 =====================================


     The weighted average remaining contractual life of options outstanding at September 30, 2009, 2008 and 2007 were 5.6 years, 5.8 years and 7.0 years, respectively.

     The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2009.

                            Number         Weighted average
                          of shares         exercise price
                       -------------------------------------
Expiring on:
  August 1, 2010            12,500             $ 42.17
  July 27, 2014              3,000               35.50
  November 30, 2014            500               39.79
  August 1, 2015            10,000               42.17
  August 4, 2015               500               42.53
  July 21, 2016             15,500               32.91
  November 29, 2016          6,000               39.33
  July 24, 2017             14,038               30.33
                       -------------------------------------
                            62,038             $ 36.56
                       =====================================


     Of the options outstanding at September 30, 2009, 39,115 are immediately exercisable and 22,923 are exercisable at future dates in accordance with the vesting schedules outlined in each stock option agreement.

     The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2009.


                         Options Outstanding                         Options Exercisable
               -----------------------------------------------   ---------------------------
                              Weighted Avg.     Weighted Avg.                  Weighted Avg.
  Range of                     remaining          exercise                       exercise
exercise prices     Number   contractual life       price             Number       price
--------------------------------------------------------------   ---------------------------
 $ 42.17            12,500      0.8 years         $ 42.17             10,000      $ 42.17
   35.50             3,000      4.8 years           35.50              3,000        35.50
   39.79               500      5.2 years           39.79                400        39.79
   42.17-42.53      10,500      5.8 years           42.18              8,400        42.18
   32.91            15,500      6.8 years           32.91              9,300        32.91
   39.33             6,000      7.2 years           39.33              2,400        39.33
   30.33            14,038      7.8 years           30.33              5,615        30.33
                   ---------                                         ---------
                    62,038                                            39,115
                  =========                                          =========




(19) SEGMENT INFORMATION

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

     The following table presents financial information from the Company's operating segments for the years ended September 30, 2009, 2008, and 2007. Dollar amounts are expressed in thousands.






Year ended                       Mortgage    Other and
September 30, 2009     Banking   Banking    Eliminations   Consolidated
------------------------------------------------------------------------
Net interest income $    48,213       --         (808)         47,406
Provision for
  loan losses            11,250       --           --          11,250
Other income              8,419   34,212       (2,137)         40,494
General and admin.
  expenses               20,941   26,667         (892)         46,716
Income tax expense        9,410    2,905       (1,091)         11,224
                       ---------------------------------------------------
   Net income (loss)$    15,031    4,640         (962)         18,709
                      ====================================================
Total assets        $ 1,536,640    1,716       21,206       1,559,562
                      ====================================================





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






(20) COMMITMENTS AND CONTINGENCIES

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

     As of September 30, 2009, the Bank had outstanding commitments to originate $140.4 million of fixed rate residential first mortgage loans and $15.9 million of adjustable rate residential first mortgage loans. Such commitments have an approximate average committed rate of 4.9% and approximate average fees and discounts of 0.3%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. As of September 30, 2009, the Bank had outstanding commitments related to stand-by letters of credit of $2.3 million.

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

     At September 30, 2009 and 2008, the Bank had commitments to sell loans of approximately $154.7 million and $89.1 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank's loans receivable held for sale would be exposed to
market fluctuations.   Management does not expect any other party to
default on its obligations and, therefore, does not expect to incur any costs due to such possible default.


(21) LEGAL CONTINGENCIES

     Various legal claims arise from time to time within the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.


(22) SIGNIFICANT ESTIMATES AND CONCENTRATIONS

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


(23) FAIR VALUE OPTION

     On October 1, 2008, the Company elected to measure loans held for sale at fair value. This portfolio is made up entirely of mortgage loans held for immediate sale with servicing released. Such loans are sold prior to origination at a contracted price to outside investors on a best-efforts basis (i.e., the loan becomes mandatorily deliverable to the investor only when, and if, it closes) and remain on the Company's balance sheet for a very short period of time, typically less than one month. It is management's opinion, given the short-term nature of these loans, that fair value provides a reasonable measure of the economic value of these assets. In addition, carrying such loans at fair value eliminates some measure of volatility created by the timing of sales proceeds from outside investors, which typically occur in the month following origination.

     The Company elected the fair value option for the following item (in thousands):

                           Balance Sheet                 Balance Sheet
                         Prior to Adoption   Gain Upon   After Adoption
                               10/1/08         Adoption       10/1/08
                           --------------------------------------------
Loans held for sale          $ 64,030           1,058         65,088
                           ============================================

Pre-tax cumulative effect of
  adoption                                    $ 1,058
Decrease in deferred tax asset                   (408)
                                                ------
Cumulative effect of adoption                 $   650
                                                ======


     The difference between the aggregate fair value and the aggregate unpaid principal balance of these loans was $2.0 million at September 30, 2009. Interest income on loans held for sale is included in interest on loans receivable in the accompanying statements of income.


(24) DERIVATIVE INSTRUMENTS

     The Company has commitments outstanding to extend credit that have not closed prior to the end of the period. As the Company enters into commitments to originate loans, it also enters into commitments to sell the loans in the secondary market. Such commitments to originate loans held for sale are considered derivative instruments in accordance with GAAP, which requires the Company to recognize all derivative instruments in the balance sheet and to measure those instruments at
fair value.   As a result of marking to market commitments to originate
loans, the Company recorded an increase in other assets of $646,000, a decrease in other liabilities of $50,000, and an increase in other income of $696,000 for the year ended September 30, 2009. The Company recorded an increase in other assets of $543,000, an increase in other liabilities of $257,000, and an increase in other income of $287,000 for the year ended September 30, 2008.

     Additionally, the Company has commitments to sell loans that have closed prior to the end of the period. Due to the mark to market adjustment on commitments to sell loans held for sale, the Company recorded an increase in other assets of $89,000, an increase in other liabilities of $147,000, and a decrease in other income of $59,000 during the year ended September 30, 2009. The Company recorded an increase in other assets of $163,000, an increase in other liabilities of $481,000, and a decrease in other income of $318,000 during the year ended September 30, 2008.

     The balance of derivative instruments related to commitments to originate and sell loans at September 30, 2009 and 2008, is disclosed in Footnote 25, Fair Value Measurements.




(25) FAIR VALUE MEASUREMENTS

     Fair value is defined as the price that would likely be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. GAAP identifies three primary measurement techniques: the market approach, the income approach, and the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuations or techniques to convert future amounts, such as cash flows or earnings, to a single present amount. The cost approach is based on the amount that currently would be required to replace the service capability of an asset.

     GAAP establishes a fair value hierarchy and prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The maximization of observable inputs and the minimization of the use of unobservable inputs are required. Classification within the fair value hierarchy is based upon the objectivity of the inputs that are significant to the valuation of an asset or liability as of the measurement date. The three levels within the fair value hierarchy are characterized as follows:


   - Level 1 - Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

  - Level 2 - Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

  - Level 3 - Unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. These inputs may include internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

     The Company measures certain financial assets and liabilities at fair value in accordance with GAAP. These measurements involve various valuation techniques and assume that the transactions would occur between market participants in the most advantageous market for the Company.

     The following is a summary of valuation techniques utilized by the Company for its significant financial assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy:

Available for sale securities

     Securities available for sale consist of corporate debt and municipal securities and are valued using quoted market prices in an active market. This measurement is classified as Level 1 within the hierarchy.

     Mortgage-backed available for sale securities are valued using industry-standard pricing models that consider assumptions, including market yield and prepayment speeds. These measurements are classified as Level 2.

Loans held for sale

     Loans held for sale are valued using quoted market prices for loans with similar characteristics. This measurement is classified as Level 2 within the hierarchy.

Mortgage Servicing Rights

     Mortgage servicing rights do not trade in an active market with readily observable market prices. Therefore, fair value is assessed using a valuation model that calculates the discounted cash flow using assumptions such as estimates of prepayment speeds, market discount rates, servicing fee income, and cost of servicing. These measurements are classified as Level 3. Mortgage servicing rights are carried on the Company's books at fair value and are amortized over the period of net servicing income. Additionally, they are evaluated for impairment monthly.

Commitments to Originate Loans and Forward Sales Commitments

     Commitments to originate loans and forward sales commitments are valued using a valuation model which considers differences between current market interest rates and committed rates. The model also includes assumptions which estimate fall-out percentages for commitments to originate loans. These measurements use significant unobservable inputs and are classified as Level 3 within the hierarchy.

     The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall at September 30, 2009 (in thousands):



                                        Quoted Prices in    Significant     Significant
                                        Active Markets for     Other        Unobservable
                                   Fair  Identical Assets    Observable        Inputs
                                   Value     (Level 1)    Inputs (Level 2)    (Level 3)
                                -------------------------------------------------------
Assets:
  Securities, available for sale
      Corporate debt securities $  21,625      21,625               --             --
      Municipal securities             29          29
  Mortgage-backed securities,
    available for sale
      Pass through certificates
        guaranteed by GNMA            114          --              114             --
      Pass through certificates
        guaranteed by FNMA          5,991          --            5,991             --
      FHLMC participation certificates:
        Fixed rate                    579          --              579             --
        Adjustable rate            39,865          --           39,865             --
  Loans held for sale              81,367          --           81,367             --
  Mortgage servicing rights           351          --               --            351
  Commitments to originate loans    1,230          --               --          1,230
  Forward sales commitments           260          --               --            260
                                -------------------------------------------------------
Total assets                    $ 151,411      21,654          127,916          1,841
                                =======================================================

Liabilities:
  Commitments to originate
    loans                       $     206          --               --            206
  Forward sales commitments           638          --               --            638
                                -------------------------------------------------------
Total liabilities               $     844          --               --            844
                                =======================================================





     The following table is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying balance sheet using significant unobservable (Level 3) inputs (in thousands):




                                        Mortgage     Commitments
                                       Servicing     to Originate   Forward Sales
                                        Rights           Loans       Commitments
                                      ---------------------------------------------
Balance at October 1, 2008            $     716           327             (319)
Total realized and unrealized
  gains (losses):
    Included in net income                 (375)          696              (59)
    Included in other comprehensive
      income                                 --            --               --
Purchases, issuances, and settlements        10            --               --
Transfers in (out) of Level 3                --            --               --
                                      ---------------------------------------------
Balance at September 30, 2009         $     351         1,023             (378)
                                      =============================================



     Realized and unrealized gains and losses noted in the table above and included in net income for the year ended September 30, 2009, are reported in the consolidated statements of income as follows (in thousands):

                                          Impairment
                               Loan        Recovery
                             Servicing    on Mortgage       Other
                               Fees     Servicing Rights   Income
                           ----------------------------------------
Total gains (losses)       $   (418)            43            637
                           ========================================
Changes in unrealized gains
  (losses) relating to assets
  still held at the balance
  sheet date               $     --               --           --
                           ========================================


     The following is a summary of valuation techniques utilized by the Company for its significant financial assets and liabilities measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy:

Impaired loans

     Loans for which it is probable that the Company will not collect principal and interest due according to contractual terms are measured for impairment in accordance with GAAP. Allowable methods for estimating fair value include using the fair value of the collateral for collateral dependent loans, or, where the loan is determined not to be collateral dependent, using the discounted cash flows.

     If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and other internal assessments of value.
If the impaired loan is determined not to be collateral dependent, then the discounted cash flow method is used. The method requires the impaired loan to be recorded at the present value of expected future cash flows discounted at the loans effective interest rate. Impaired loans are classified within Level 3 of the fair value hierarchy.

    The carrying value of impaired loans was $46.3 million at September
30, 2009.



     The following tables present the carrying values and fair values of the Company's financial instruments. Dollar amounts are expressed in thousands.




                                           September 30, 2009           September 30, 2008
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Financial Assets:
  Cash and cash equivalents          $  63,250         63,250         21,735         21,735
  Securities:
    Available for sale                  21,654         21,654             35             35
    Held to maturity                     1,290          1,375             --             --
  Stock in Federal Home Loan Bank       26,640         26,640         26,284         26,284
  Mortgage-backed securities:
    Available for sale                  46,549         46,549         59,889         59,889
    Held to maturity                    11,125         11,343            135            139
  Loans receivable:
    Held for sale                       81,367         81,367         64,030         66,248
    Held for investment              1,238,995      1,272,543      1,280,490      1,316,964
  Mortgage servicing rights                351            351            716            716
  Lending commitments on mortgage loans
     held for sale - fixed rate          1,079          1,079            578            578
  Lending commitments on mortgage loans
     held for sale - floating rate         150            150              6              6
  Commitments to sell loans                260            260            171            171



                                           September 30, 2009           September 30, 2008
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Financial Liabilities:
  Customer deposit accounts          $ 696,781        706,330        691,615        691,915
  Brokered deposit accounts            207,844        208,634         77,764         78,210
  Advances from FHLB                   441,026        449,613        550,091        556,370
  Subordinated debentures               25,774         25,774         25,774         25,774
  Lending commitments on mortgage loans
     held for sale - fixed rate            198            198            233            233
  Lending commitments on mortgage loans
     held for sale - floating rate           8              8             24             24
  Commitments to sell loans                638            638            490            490





                                           September 30, 2009           September 30, 2008
                                      --------------------------    -------------------------
                                       Contract or    Estimated      Contract or    Estimated
                                        notional      unrealized      notional      unrealized
                                         amount          gain          amount          gain
                                      --------------------------    -------------------------
Unrecognized financial instruments:
  Lending commitments - fixed
    rate, net                        $   1,326             47         11,788             54
  Lending commitments - floating
    rate                                    --             --          2,290              1
  Commitments to sell loans                 --             --             --             --




     The fair value estimates presented are based on pertinent information available to management as of September 30, 2009 and 2008. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.

(26) PARENT COMPANY FINANCIAL INFORMATION

NASB Financial, Inc.
Balance Sheets

<Caption




                                                                                 September 30,
                                                                           -----------------------
                                                                              2009        2008
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                  $    2,172       2,559
Loans receivable                                                                  724         890
Accrued interest receivable                                                         3           3
Investment in subsidiary                                                      167,168     153,460
Investment in LLC                                                              21,045      20,683
Investment in NASB Trust Preferred I                                              774         774
Other assets                                                                      302          --
                                                                           -----------------------
                                                                            $ 192,188     178,369
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Subordinated debentures                                                   $  25,774      25,774
  Escrows                                                                          36          41
  Accrued interest payable                                                         93         195
  Income taxes receivable                                                        (103)        (53)
                                                                           -----------------------
      Total liabilities                                                        25,800      25,957
                                                                           -----------------------

Stockholders' equity
  Common stock                                                                  1,479       1,479
  Additional paid-in capital                                                   16,525      16,484
  Retained earnings                                                           184,891     172,612
  Treasury stock                                                              (38,418)    (38,418)
  Accumulated other comprehensive income                                        1,911         255
                                                                           -----------------------
      Total stockholders' equity                                              166,388     152,412
                                                                           -----------------------
                                                                            $ 192,188     178,369
                                                                           =======================


NASB Financial, Inc.
Statements of Income


                                                        Years Ended September 30,
                                                  ------------------------------------
                                                     2009         2008         2007
                                                  ------------------------------------
                                                        (Dollars in thousands)
Income:
  Income from subsidiary                         $  19,360       10,326       16,338
  Interest and dividend income                          49           73           72
  Loss from investment in LLC                         (117)        (265)        (197)
                                                  ------------------------------------
     Total income                                   19,292       10,134       16,213
                                                  ------------------------------------
Expenses:
  Interest on subordinated debentures                  856        1,357        1,421
  Professional fees                                     70           63           75
  Other expense                                         64           63           36
                                                  ------------------------------------
    Total general expenses                             990        1,483        1,532
                                                  ------------------------------------
  Income before income tax expense                  18,302        8,651       14,681
Income tax benefit                                    (407)        (645)        (638)
                                                  ------------------------------------
      Net income                                  $ 18,709        9,296       15,319
                                                  ====================================


NASB Financial, Inc.
Statements of Cash Flows


                                                              Years ended September 30,
                                                            -----------------------------
                                                               2008      2008      2007
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $ 18,709     9,296    15,319
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Loss from investment in LLCs                                 117       265       197
    Equity in undistributed earnings of subsidiary           (11,361)     (326)       --
    Change in income taxes payable                               (50)      (62)      (42)
    Change in accrued interest payable                          (102)     (111)      306
                                                             ----------------------------
    Net cash provided by operating activities                  7,313     9,062    15,780
                                                             ----------------------------

Cash flows from investing activities:
 Distributions in excess of net income of subsidiary              --        --    11,662
 Principal repayments of loans receivable                        166       275        26
 Investment in subsidiary                                         --        --   (25,000)
 Investment in NASB Trust Preferred I                             --        --      (774)
 Investment in LLC                                              (479)   (1,890)   (2,518)
 Other                                                          (302)       --        --
                                                             ----------------------------
    Net cash used in investing activities                       (615)   (1,615)  (16,604)
                                                             ----------------------------

Cash flows from financing activities:
  Proceeds from subordinated debentures                           --        --    25,774
  Cash dividends paid                                         (7,080)   (7,080)   (7,337)
  Repurchase of common stock                                      --        --   (16,357)
  Change in escrows                                               (5)        1        --
                                                             -----------------------------
    Net cash provided by (used in) financing activities       (7,085)   (7,079)    2,080
                                                            -----------------------------
    Net increase (decrease) in cash and cash equivalents        (387)      368     1,256
    Cash and cash equivalents at beginning of period           2,559     2,191       935
                                                            -----------------------------

    Cash and cash equivalents at end of period              $  2,172     2,559     2,191
                                                            =============================



Report of Independent Registered Public Accounting Firm
----------------------------------------------------------------------

Audit Committee, Board of Directors and Stockholders
NASB Financial, Inc.
Grandview, Missouri


     We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. (the "Company") as of September 30, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2009. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NASB Financial, Inc. as of September 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NASB Financial, Inc.'s internal control over financial reporting as of September 30, 2009 based on criteria established in, Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 14, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

     As discussed in Note 25 to the consolidated financial statements, the Company has changed its method of accounting for fair value measurements, effective October 1, 2008, in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 820-
10. In addition, as discussed in Note 23 to the consolidated financial statements, the Company has elected to change its method of accounting for mortgage loans held for sale, effective October 1, 2008, by applying the fair value option in accordance with ASC 825-10.



/s/ BKD LLP

Kansas City, Missouri
December 14, 2009

SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS
----------------------------------------------------------------------
     The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands except per share data.



                               First      Second      Third      Fourth
2009                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 22,955     21,758      22,527      22,585      89,825
Interest expense               12,373     10,752      10,339       8,956      42,420
                             --------------------------------------------------------
Net interest income            10,582     11,006      12,188      13,629      47,405
Provision for loan losses         250      1,000       4,000       6,000      11,250
                             --------------------------------------------------------
Net interest income after
  provision for loan losses    10,332     10,006       8,188       7,629      36,155
Other income                    5,199      9,230      12,742      13,323      40,494
General and administrative
  expenses                      9,599     11,544      14,032      11,541      46,716
                             --------------------------------------------------------
Income before income taxes      5,932      7,692       6,898       9,411      29,933
Income tax expense              2,284      2,961       2,656       3,323      11,224
                             --------------------------------------------------------
Net income                   $  3,648      4,731       4,242       6,088      18,709
                             ========================================================
Earnings per share - basic   $   0.46       0.60        0.54        0.77        2.38
                             ========================================================
Average shares outstanding      7,868      7,868       7,868       7,868       7,868



                               First      Second      Third      Fourth
2008                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 25,545     24,014      23,188      22,774      95,521
Interest expense               15,456     14,962      13,330      12,758      56,506
                             --------------------------------------------------------
Net interest income            10,089      9,052       9,858      10,016      39,015
Provision for loan losses         700        700       1,600       3,200       6,200
                             --------------------------------------------------------
Net interest income after
  provision for loan losses     9,389      8,352       8,258       6,816      32,815
Other income                    2,288      5,390       6,772       3,957      18,407
General and administrative
  expenses                      8,638      9,145       9,908       9,128      36,819
                             --------------------------------------------------------
Income before income taxes      3,039      4,597       5,122       1,645      14,403
Income tax expense              1,170      1,791       1,512         634       5,107
                             --------------------------------------------------------
Net income                   $  1,869      2,806       3,610       1,011       9,296
                             ========================================================
Earnings per share - basic   $   0.24       0.36        0.46        0.13        1.18
                             ========================================================
Average shares outstanding      7,868      7,868       7,868       7,868       7,868







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

KEITH B. COX
President
NASB Financial, Inc. and North American Savings Bank

PAUL L. THOMAS
Vice President
NASB Financial, Inc.
Executive Vice President and Chief Credit Officer
North American Savings Bank

FREDERICK V. ARBANAS
Retired
Jackson County Legislature

BARRETT BRADY
Retired

LAURA BRADY
Vice President and General Manager of Franchise Operations
   and E-Commerce, Three Dog Bakery
Kansas City, Missouri

LINDA S. HANCOCK
Linda Smith Hancock Interiors
Kansas City, Missouri

W. RUSSELL WELSH
President & CEO, Polsinelli Shughart PC
Kansas City, Missouri

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

MARQUISE MANSAW
Vice President, Residential Lending

DAN MORTON
Vice President, Information Technology

DAN REYNOLDSON
Vice President, Residential Lending

CHRISTINE SCHABEN
Vice President, Human Resources

RICK SPECIALE
Vice President, Internal Audit

RON STAFFORD
Vice President, Residential Lending

CHRISTINE TODD
Vice President, Risk Management

DRAKE VIDRINE
Vice President, Construction Lending

JAMES A. WATSON
Vice President, Banking Compliance

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

789 NE Rice Road
Lee's Summit, Missouri

4350 S National Avenue, Suite A100
Springfield, Missouri

CONSTRUCTION LENDING
12520 South 71 Highway
Grandview, Missouri

LOAN ADMINISTRATION
12520 South 71 Highway
Grandview, Missouri


INVESTOR INFORMATION
-------------------------------------------------------------------
ANNUAL MEETING OF STOCKHOLDERS:
     The Annual Meeting of Stockholders will be held on Tuesday, January 26, 2010, at 8:30 a.m. in the lobby of North American Savings Bank, 12498 South 71 Highway, Grandview, Missouri.

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

COMMON STOCK PRICES AND DIVIDENDS
-------------------------------------------------------------------
     At September 30, 2009, stockholders held 7,867,614 outstanding shares of NASB Financial, Inc. common stock. The company paid cash dividends of $0.225 per share in February, May, August, and November 2007. Cash dividends of $0.225 per share were paid in February, May, August, and November 2008. The Company paid cash dividends of $0.225 per share in February, May, and August 2009.

     The table below reflects the Company's high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                      Fiscal 2009            Fiscal 2008
                   ----------------       ----------------
Quarter ended        High      Low          High      Low
-----------------------------------------------------------
December 31       $ 29.74    21.00         36.74    24.22
March 31            26.81    12.48         28.58    19.80
June 30             31.10    20.60         28.70    17.75
September 30        31.94    23.55         32.50    16.06