Form 10-K, Exhibit 13
period 2010-09-30
NASB FINANCIAL INC
filed 2010-12-14
CIK 1059131

(LOGO)


December 14, 2010



Dear Shareholder:

     While we had positive results in many areas during the past year, our net income decreased by 66%, to $6,323,000. This reduction in income is primarily the result of a $30.5 million charge for loan losses and to provide for future, potential losses. These provisions are the result of the significant changes in real estate values, of new standards imposed by our regulators, and by underwriting decisions made by your management.

     Earnings were further diminished by reductions in the values of our two real estate investments in Platte County. While we remain optimistic that our "Seven Bridges" residential development will ultimately be successful, there is no dispute that our project, as with most real estate developments, is less active than projected.

     As we enter 2011, we are encouraged that we can build on several positive factors and improve our future results:

1) Earnings before loan loss provisions, expenses of repossessed real estate, impairment loss on LLCs, and income taxes increased by $6.6 million from the previous year, to $49.2 million. Net income, before the loss provisions for loans and repossessed real estate, but after tax considerations, produced returns on equity and assets of 15.07%/1.77%;

2) Retail deposits increased by approximately $170 million (24.4%). This decreased dependence on wholesale funding will provide more stability to the liability side of our company, and conforms more closely to expectations of our regulators;

3) Despite the poor financial performance in 2010, we did increase our book value per share, from $21.15 to $21.32. While this was a below average year, we have increased our book value, after allowing for dividends, by 15.4%, compounded annually, over the past ten years. The compound return over this period compares quite favorably with other institutions in our industry;

4) Total assets decreased to $1.43 billion, from $1.56 billion the previous year. This decrease is primarily due to a $120.4 million decrease in residential construction and development loans. The 37% reduction in this category reflects the decreased activity in this industry, and the exit from this business of many marginal companies. It is not an indication that we do not intend to remain active in this area. NASB has strong relationships with many of the best builders and developers in the Kansas City area, and intends to continue in this business;

5) We increased our net interest margin from 3.18%, to 3.89%. We should continue this trend in 2011, as we have significant re-pricing opportunities in the early part of this year;

6) During our fiscal 2010 we increased the Bank's core capital to $167.4 million. This 11.9% equity ratio significantly exceeds the newly increased requirements imposed by the new financial regulations, and continues to provide a strong foundation for our future success.

     We are disappointed in our 2010 financial results. I assure you that your management is diligently working to attempt better performance in the future.

     Thank you for your continuing support of NASB.


Sincerely,

/s/ David H. Hancock
David H. Hancock
Board Chairman

NASB FINANCIAL, INC.
2010 ANNUAL REPORT
-------------------------------------------------------------------

CONTENTS

1     Letter to Shareholders
2     Contents and Financial Highlights
3     Selected Consolidated Financial and Other Data
4-15  Management's Discussion and Analysis of Financial Condition and
          Results of Operations
16-54 Consolidated Financial Statements
55    Report of Independent Registered Public Accounting Firm
56    Summary of Unaudited Quarterly Operating Results and Listing
          of Directors
57    Listing of Officers
58    Listing of Branch Offices, Investor Information, and Common
          Stock Prices and Dividends



FINANCIAL HIGHLIGHTS




                                             2010       2009       2008       2007      2000     1990
                                         ---------------------------------------------------------------
                                                    Dollars in thousands, except per share data
For the year ended September 30:
  Net interest income                    $    53,848     47,405     39,015    41,679   35,838    7,983
  Net interest spread                          3.73%      2.95%      2.36%     2.53%    3.71%    1.99%
  Other income                           $    43,580     40,494     18,407    21,198    9,409    2,774
  General and administrative expenses         57,667     46,716     36,819    36,329   20,120    8,169
  Net income (loss)                            6,323     18,790      9,296    15,319   14,721     (369)
  Basic earnings per share                      0.80       2.38       1.18      1.89     1.66    (0.18)
  Cash dividends paid                          3,540      7,080      7,080     7,337    3,370       --
  Dividend payout ratio                       55.99%     37.84%     76.16%    47.90%   22.89%       --

At year end:
  Assets                                 $ 1,434,196  1,559,562  1,516,761 1,506,483  984,525  388,477
  Loans, net                               1,220,886  1,320,362  1,344,520 1,316,592  914,012  180,348
  Investment securities                       76,511     80,618     60,059    80,881   20,451  179,599
  Customer and brokered deposit accounts     933,453    904,625    769,379   855,536  621,665  333,634
  Stockholders' equity                       167,762    166,388    152,412   149,392   83,661   16,772
  Book value per share                         21.32      21.15      19.37     18.99     9.84     1.83
  Basic shares outstanding (in thousands)      7,868      7,868      7,868     7,868    8,500    9,148

Other financial data:
  Return on average assets                     0.42%      1.22%      0.61%     1.01%    1.63%  (0.20)%
  Return on average equity                     3.78%     11.74%      6.16%    10.01%   18.12%  (2.50)%
  Stockholders' equity to assets              11.70%     10.67%     10.05%     9.92%    8.50%    4.30%
  Average shares outstanding (in thousands)    7,868      7,868      7,868     8,101    8,863    8,116


Selected year end information:
  Stock price per share: Bid             $     15.90      25.96      29.41     35.76    14.50    1.03
                         Ask                   16.79      26.27      31.00     35.80    15.50    1.13






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



SUMMARY STATEMENT OF OPERATIONS             2010      2009     2008     2007     2006
-----------------------------------------------------------------------------------------
  Interest income                     $    83,216    89,825   95,521  103,818   99,132
  Interest expense                         29,368    42,420   56,506   62,139   52,521
                                         ------------------------------------------------
    Net interest income                    53,848    47,405   39,015   41,679   46,611
  Provision for loan losses                30,500    11,250    6,200    1,634      745
                                         ------------------------------------------------
    Net interest income after provision
      for loan losses                      23,348    36,155   32,815   40,045   45,866
  Other income                             43,580    40,494   18,407   21,198   24,524
  General and administrative expenses      57,667    46,716   36,819   36,329   37,248
                                         ------------------------------------------------
    Income before income tax expense        9,261    29,933   14,403   24,914   33,142
  Income tax expense                        2,938    11,224    5,107    9,595   12,374
                                         ------------------------------------------------
      Net income                       $    6,323    18,709    9,296   15,319   20,768
                                         ================================================

Earnings per share:
  Basic                                $     0.80      2.38     1.18     1.89     2.47
  Diluted                                    0.80      2.38     1.18     1.88     2.46

Average shares outstanding (in thousands)   7,868     7,868    7,868    8,101    8,397




SUMMARY BALANCE SHEET                        2010     2009      2008      2007     2006
-----------------------------------------------------------------------------------------
Assets:
  Bank deposits                        $    9,669    60,771     6,331    18,847     6,511
  Stock in Federal Home Loan Bank          15,873    26,640    26,284    22,307    24,043
  Securities                               76,511    80,618    60,059    80,881    97,584
  Loans receivable held for sale, net     179,845    81,367    64,030    47,233    50,462
  Loans receivable held for
     investment, net                    1,041,041 1,238,995 1,280,490 1,269,359 1,287,709
  Non-interest earning assets             111,257    71,171    79,567    67,856    58,487
                                         -------------------------------------------------
    Total assets                       $1,434,196 1,559,562 1,516,761 1,506,483 1,524,796
                                         =================================================

Liabilities:
  Customer & brokered deposit accounts $  933,453   904,625   769,379   855,536   851,042
  Advances from Federal Home Loan Bank 	  286,000   441,026   550,091   458,933   499,357
  Subordinated debentures                  25,774    25,774    25,774    25,774        --
  Non-interest costing liabilities         21,207    21,749    19,105    16,848    17,825
                                         -------------------------------------------------
    Total liabilities                   1,266,434 1,393,174 1,364,349 1,357,091 1,368,224
  Stockholders' equity                    167,762   166,388   152,412   149,392   156,572
                                         -------------------------------------------------
    Total liabilities and
      stockholders' equity             $1,434,196 1,559,562 1,516,761 1,506,483 1,524,796
                                         =================================================
  Book value per share                 $    21.32    21.15      19.37     18.99    18.82
                                         =================================================


 OTHER DATA                                  2010     2009      2008      2007      2006
                                         -------------------------------------------------
  Loans serviced for others              $  60,637   93,350    65,253    84,735   101,076
  Number of full service branches                9        9         9         9         8
  Number of employees (full-time
    equivalents)                               398      367       322       312       362
  Basic shares outstanding (in thousands)    7,868    7,868     7,868     7,868     8,319


GENERAL
     NASB Financial, Inc. ("the Company") was formed in April 1998 to become a unitary thrift holding company of North American Savings Bank, F.S.B. ("the Bank" or "North American"). The Company's principal business is to provide banking services through the Bank.
Specifically, the Bank obtains savings and checking deposits from the public and uses those funds to originate and purchase real estate loans and other loans. The Bank also purchases mortgage-backed securities ("MBS") and other investment securities from time to time as conditions warrant. In addition to customer deposits, the Bank obtains funds from the sale of loans held-for-sale, the sale of securities available-for-sale, repayments of existing mortgage assets, and advances from the Federal Home Loan Bank ("FHLB"). The Bank's primary sources of income are interest on loans, MBS, and investment securities plus income from lending activities and customer service fees. Expenses consist primarily of interest payments on customer and brokered deposits and other borrowings and general and administrative costs.

     The Bank operates nine deposit branch locations, three residential loan origination offices, and one residential construction loan origination office, primarily in the greater Kansas City area. The Bank also operates one commercial real estate loan origination office at it's headquarters in Grandview, Missouri. Consumer loans are also offered through the Bank's branch network. Customer deposit accounts are insured up to allowable limits by the Deposit Insurance Fund ("DIF"), a division of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of Thrift Supervision ("OTS") and the FDIC.

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

FINANCIAL CONDITION
     Total assets as of September 30, 2010, were $1,434.2 million, a decrease of $125.4 million from the prior year-end. Average interest-earning assets decreased $107.0 million from the prior year to $1,384.1 million.

     As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank's portfolio and which loans will be sold in the secondary market. Residential mortgage loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities ("MBS") and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2010, the Bank originated and purchased $1,765.6 million in mortgage loans held for sale, $103.8 million in mortgage loans held for investment, and $3.1 million in other loans. This total of $1,872.5 million in loan originations was an increase of $68.3 million over the prior fiscal year.

     Loans held for sale as of September 30, 2010, were $179.8 million, an increase of $98.5 million from September 30, 2009. This portfolio consisted entirely of residential mortgage loans originated by the Company's mortgage banking division that will be sold with servicing released. The Company has elected to carry loans held for sale at fair value, as permitted under GAAP.

     The balance of total loans held for investment at September 30, 2010, was $1,073.4 million, a decrease of $186.3 million from September 30, 2009. This decrease related primarily to the Bank's residential construction and development loan portfolio. During fiscal 2010, total originations and purchases of mortgage loans and other loans held for investment were $106.9 million. The gross balance of loans on business properties was $450.3 million at September 30, 2010, compared to $474.5 million as of the previous year-end. The gross balance of construction and development loans was $208.0 million at September 30, 2010, a decrease of $121.4 million.

     Investment securities were $29.3 million as of September 30, 2010, an increase of $6.4 million from September 30, 2009. During fiscal year 2010, the Bank purchased securities of $50.4 million and sold $46.5 million of securities available for sale. The Company realized gross gains of $4.1 million and no gross losses on the sale of securities available for sale during the year. Funds resulting from the sale of these securities were used to reduce Company's reliance on brokered deposits.

     Mortgage-backed securities were $47.2 million as of September 30, 2010, a decrease of $10.5 million from the prior year end. During fiscal 2010, the Bank purchased mortgage-backed securities of $54.8 million and sold $51.2 million of mortgage-backed securities available for sale. The Company realized gross gains of $1.4 million and gross losses of $8,000 on the sale of mortgage-backed securities available for sale during the year. This activity was related to a restructuring of the Company's mortgage-backed securities portfolio which resulted in an increased yield on such assets. The average yield on the mortgage-backed securities portfolio was 4.88% at September 30, 2010, compared to 4.48% at September 30, 2009.

     The Company's investment in LLCs, which is accounted for using the equity method, was $17.8 million at September 30, 2010, a decrease of $3.2 million from September 30, 2009. During fiscal year 2010, the Company recorded a $2.0 million impairment charge related to its investment in Central Platte Holdings, LLC ("Central Platte") and a $1.1 million impairment charge related to its investment in NBH Holdings, LLC ("NBH"). The Company's investment in Central Platte was $16.4 million at September 30, 2010. The Company's investment in NBH was $1.3 million at September 30, 2010.

     The balance of mortgage servicing rights at September 30, 2010, was $263,000, a decrease of $88,000 from September 30, 2009. Originated mortgage servicing rights of $5,000 were capitalized during the year ended September 30, 2010. The total outstanding balance of mortgage loans serviced for others was $60.6 million, a decrease of $32.7 million from the prior fiscal year-end.

     The following graphs summarize the Company's total assets as of September 30, 2010 and 2009:


Total Assets - Fiscal 2010

                                               Percent of
Asset Category                                Total Assets
--------------                                -------------
Permanent loans on business properties             31%
Permanent loans on residential properties          36%
Construction and development loans                 12%
Cash and investments                                7%
Other loans                                         6%
Other non-earning assets                            8%
                                                 ------
                                                  100%
                                                 ======


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
                                                 ------
                                                  100%
                                                 ======

     Total liabilities were $1,266.4 million at September 30, 2010, a decrease of $126.7 million from the previous year. Average interest-costing liabilities during fiscal year 2010 were $1,289.4 million, a decrease of $94.5 million from fiscal 2009.

     Total customer deposit accounts at September 30, 2010, were $866.6 million, an increase of $169.8 million from the prior year-end. The total change in customer deposits was comprised of increases of $157.7 million in certificates of deposit, $7.2 million in savings accounts and $5.0 million in money market demand accounts, offset by a decrease of $253,000 in demand deposit accounts. The Company held a total of $66.9 million in brokered deposits at September 30, 2010, a decrease of $141.0 million from September 30, 2009. This decrease was the result of the Company's efforts to reduce its reliance on brokered deposits. The average interest rate on customer and brokered deposits at September 30, 2010, was 1.86%, a decrease of 37 basis points from the prior year-end. The average balance of customer and brokered deposits during fiscal 2010 was $884.3 million, an increase of $16.4 million from fiscal 2009.

     Advances from the FHLB were $286.0 million at September 30, 2010, a decrease of $155.0 million from the prior fiscal year-end. During fiscal year 2010, the Bank borrowed $98.0 million of new advances and made $253.0 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

     Subordinated debentures were $25.8 million as of September 30, 2010. Such debentures resulted from the issuance of pooled Trust Preferred Securities through the Company's wholly owned statutory trust, NASB Preferred Trust I during fiscal 2007. The Trust used the proceeds from the offering to purchase a like amount of the Company's subordinated debentures. The debentures, which have a variable rate of 1.65% over the 3-month LIBOR and a 30-year term, are the sole assets of the Trust. The debentures are callable, in whole or in part, after five years from the issuance date.

     Total stockholders' equity as of September 30, 2010 was $167.8 million (11.7% of total assets). This compares to $166.4 million (10.7% of total assets) at September 30, 2009. On a per share basis, stockholders' equity was $21.32 on September 30, 2010, compared to $21.15 on September 30, 2009.

     During the year ended September 30, 2010, the Company paid a total of $3.5 million in cash dividends to its stockholders. In accordance with the April 2010 agreement with the Office of Thrift Supervision, which is described more fully in Footnote 26, the Company is restricted from the payment of dividends or other capital distributions during the period of the agreement without prior written consent from the Office of Thrift Supervision.


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

     During fiscal year 2010, average interest-earning assets exceeded average interest-costing liabilities by $94.7 million, which was 6.5% of average total assets. In fiscal year 2009, average interest-earning assets exceeded average interest-costing liabilities by $107.1 million, which was 6.9% of average total assets.

     The net interest spread (earning yield less costing rate) for the fiscal year ended September 30, 2010, was 3.73%, an increase of 78 basis points from the prior year. The net interest spread for the fiscal year ended September 30, 2009, was 2.95%, an increase of 59 basis points from the prior year.

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

                                                            As of
                                     Fiscal 2010           9/30/10
                              ---------------------------
                              Average              Yield/     Yield/
                              Balance   Interest    Rate       Rate
                            ----------------------------------------
Interest-earning assets:
  Loans receivable        $  1,262,456   78,508    6.22%      5.97%
  Mortgage-backed securities    65,420    3,175    4.85%      4.88%
  Investments                   35,806    1,521    4.25%      5.20%
  Bank deposits                 20,384       12    0.06%      0.01%
                            ----------------------------------------
    Total earning assets     1,384,066   83,216    6.01%      5.86%
                                       -----------------------------
Non-earning assets              79,656
                            ----------
      Total               $  1,463,722
                            ==========

Interest-costing liabilities:
  Customer checking and savings
    deposit accounts      $    185,281    1,110    0.60%      0.50%
  Customer and brokered
    certificates of deposit    699,011   16,366    2.34%      2.21%
  FHLB advances                380,112   11,388    3.00%      3.44%
  Subordinated debentures       25,000      504    2.02%      2.13%
                            ----------------------------------------
Total costing liabilities    1,289,404   29,368    2.28%      2.23%
                                       -----------------------------
Non-costing liabilities          6,269
Stockholders' equity           168,049
                            ----------
    Total                 $  1,463,722
                            ==========
Net earning balance       $     94,662
                            ==========
Earning yield less costing rate                    3.73%      3.63%
                                                 ===================
Average interest-earning
    assets                $  1,384,066
                            ==========
Net interest                             53,848
                                        ========
Net yield spread on avg.
  Interest-earning assets                          3.89%
                                                 ========



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


                                   Year ended September 30, 2010
                                            compared to
                                   year ended September 30, 2009
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $   (812)  (5,659)       45     (6,426)
  Mortgage-backed securities     612      401       120      1,133
  Investments                   (305)  (1,040)      116     (1,229)
  Bank deposits                  (84)     (22)       19        (87)
                            ----------------------------------------
Net change in interest income   (589)  (6,320)      300     (6,609)
                            ----------------------------------------
Components of interest expense:
  Customer and brokered
     deposit accounts         (7,811)     473      (197)    (7,535)
  FHLB advances               (1,817)  (3,738)      391     (5,164)
  Subordinated debentures       (350)      --        (3)      (353)
                            ----------------------------------------
Net change in
   interest expense           (9,978)  (3,265)      191    (13,052)
                            ----------------------------------------
Increase (decrease) in net
   interest income          $  9,389   (3,055)      109      6,443
                            ========================================

                                   Year ended September 30, 2009
                                            compared to
                                   year ended September 30, 2008
                            ----------------------------------------
                                                    Rate/
                               Rate     Volume     Volume    Total
                            ----------------------------------------
Components of interest income:
  Loans receivable          $ (5,998)    (704)        1     (6,701)
  Mortgage-backed securities     107     (591)      (20)      (504)
  Investments                    153    1,326       185      1,664
  Bank deposits                 (208)     303      (250)      (155)
                            ----------------------------------------
Net change in interest income (5,946)     334       (84)    (5,696)
                            ----------------------------------------
Components of interest expense:
  Customer and brokered
     deposit accounts         (7,568)   2,394      (554)    (5,728)
  FHLB advances               (6,329)  (2,061)      532     (7,858)
  Subordinated debentures       (503)      --         3       (500)
                            ----------------------------------------
Net change in
   interest expense          (14,400)     333       (19)   (14,086)
                            ----------------------------------------
Increase (decrease) in net
   interest income          $  8,454        1       (65)     8,390
                            ========================================



COMPARISON OF YEARS ENDED SEPTEMBER 30, 2010 AND 2009
     For the fiscal year ended September 30, 2010, the Company had net income of $6.3 million, or $0.80 per share, compared to net income $18.7 million, or $2.38 per share in the prior year.

     Total interest income for the year ended September 30, 2010, was $83.2 million, a decrease of $6.6 million from fiscal year 2009. The average yield on interest-earning assets decreased slightly during fiscal 2010 to 6.01% from 6.02% during fiscal 2009, which resulted in a decrease in interest income of $589,000. The average balance of interest-earning assets decreased from $1,491.1 million during fiscal 2009 to $1,384.1 million during fiscal 2010, resulting in a decrease in interest income of $6.3 million.

     Interest income on loans decreased $6.4 million to $78.5 million in fiscal 2010, compared to $84.9 million during fiscal 2009. A decrease of $5.7 million resulted from a $90.1 million decrease in the average balance of loans outstanding over the prior year.
Additionally, a decrease of $812,000 resulted from a 6 basis point decrease in the average yield on loans outstanding during the fiscal year. The weighted average rate on loans receivable at September 30, 2010, was 5.97%, a 32 basis point decrease from September 30, 2009. Interest income on mortgage-backed securities increased $1.1 million to $3.2 million in fiscal 2010, compared to $2.0 million during fiscal 2009. An increase of $401,000 resulted from a $10.7 million increase in the average balance of mortgage-backed securities from the prior year. Additionally, an increase of $612,000 was the result of a 112 basis point increase in the average yield on mortgage-backed securities during the fiscal year. Interest and dividend income on investment securities decreased $1.2 million to $1.5 million in fiscal 2010, compared to $2.8 million during fiscal 2009. A decrease of $1.0 million resulted from a $21.7 million decrease in the average balance of investment securities from the prior year. In addition, interest and dividend income on investment securities decreased as a result of a 53 basis point decrease in the average yield on investment securities during the fiscal year.

     Total interest expense during the year ended September 30, 2010, decreased $13.1 million from the prior year. Specifically, interest on customer and brokered deposit accounts decreased $7.5 million during fiscal 2010. Of that decrease, approximately $7.8 million resulted from a 90 basis point decrease in the average rate paid on such interest-costing liabilities. This decrease was partially offset by a $473,000 increase in interest on customer and brokered deposits which resulted from a $16.4 million increase in the average balance of such liabilities. A decrease in interest on FHLB advances of approximately $3.7 million resulted from a $110.9 million decrease in the average balance of FHLB advances over the prior year. Additionally, the average rate paid on FHLB advances decreased 37 basis points, which resulted in a decrease in interest on FHLB advances of approximately $1.8 million from fiscal year 2009. Management continues to use FHLB
advances as a primary source of short-term financing.   Interest
expense on subordinated debentures decreased $353,000 resulting from a 140 basis point decrease in the average rate paid on such liabilities from the prior year.

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

     The provision for losses on loans was $30.5 million during the year ended September 30, 2010, compared to $11.3 million during fiscal 2009. The allowance for loan losses was $32.3 million or 3.01% of the total loan portfolio held for investment and approximately 110% of total nonaccrual loans as of September 30, 2010. This compares with an allowance for loan losses of $20.7 million or 1.64% of the total loan portfolio held for investment and approximately 51% of the total nonaccrual loans as of September 30, 2009. The increase in the allowance for loan loss of $11.6 million resulted from the $30.5 million provision for loss, which was partially offset by net charge-offs for the year of $18.9 million. The increase in the provision for loss from the prior year resulted primarily from increases in loans
classified as substandard or loss during fiscal 2010.    In addition,
the Company enhanced its ALLL methodology during the fiscal year to incorporate a shorter historical loss "look-back" period, and to more formally document qualitative factors used to determine the appropriate level of allowance for losses on loans. Management believes that the provision for loan losses is sufficient to provide for a level of loan loss allowance at year end that would adequately absorb all estimated credit losses on outstanding balances over the subsequent twelve-month period. The provision can fluctuate based on changes in economic conditions, changes in the level of classified assets, changes in the amount of loan charge-offs and recoveries, or changes in other information available to management. Also, regulatory agencies review the Company's allowances for losses as a part of their examination process and they may require changes in loss provision amounts based on information available at the time of their examination

     In accordance with the Supervisory Agreement of April 30, 2010, with the Office of Thrift Supervision, which is described more fully in Footnote 26, the Bank was required to engage a third-party consultant to perform an independent review of a significant portion of its non-homogenous loan portfolios, an independent assessment of its internal asset review structure, and an independent assessment of its allowance for loan and lease losses methodology. This review was completed during the quarter ended June 30, 2010, and resulted in an increase in classified assets, primarily in the Bank's residential land development portfolio. As new home and lot sales continue to slow in the current economic environment, management determined that the primary source of repayment for such loans was weakened and that it was prudent to classify them, typically as substandard. It should be noted that, although they are adversely classified, many of these loans continue to perform according to their contractual terms and, as such, are not deemed impaired at September 30, 2010.

     With regard to loan portfolio concentrations at September 30, 2010, loans secured by business properties made up 32% of the Bank's total loans receivable, and 21% of the allowance for loan losses was allocated to such loans. This compares to 34% of total loans receivable and 43% of the allowance at September 30, 2009. At September 30, 2010, loans secured by residential properties made up 46% percent of the Bank's total loans receivable, and 14% of the allowance for loan losses was allocated to such loans. This compares to 34% of total loans receivable and 18% of the allowance at September 30, 2009. At September 30, 2010, construction and development loans made up 15% of the Bank's total loans receivable, and 59% percent of the allowance for loan losses was allocated to such loans. This compares to 23% of total loans receivable and 30% of the allowance at September 30, 2009.

     Total other income for fiscal year 2010 was $43.6 million, an increase of $3.1 million from the amount earned in fiscal year 2009. Specifically, gain on sale of loans held for sale increased $7.6 million due to increased mortgage banking volume and spreads from the prior year. Gain on sale of securities available for sale increased $993,000 due to an increased volume of securities sold during the year. Customer service fees and charges increased $753,000 due primarily to an increase in miscellaneous loan origination fees resulting from the increase in mortgage banking volume. Loan servicing fees increased $295,000 due primarily to a decrease in capitalized servicing amortization, which resulted from a decrease in actual prepayments and estimated future repayments of the underlying mortgage loans during the period. These increases were partially offset by a $1.5 million decrease in other income related resulting from an increase in expenses related to foreclosed assets held for sale. Provision for loss on real estate owned increased $1.9 million due primarily to deterioration in the value of foreclosed assets held for sale during the year. In addition, the Company recorded a $3.1 million impairment charge related to the Company's investment in LLCs during fiscal 2010.

     Total general and administrative expenses for fiscal 2010 were $57.7 million, an increase of $11.0 million from the prior year. Specifically, compensation and fringe benefits increased $1.1 million due primarily to the addition of personnel in the Company's information technology, mortgage banking, and loan servicing departments. Commission-based mortgage banking compensation increased $4.5 million due primarily to an increase in mortgage banking volume and spreads from the prior year. Federal deposit insurance premium expense increased $1.6 million due to an increase in insurance rates during the year. Advertising and business promotion expense increased $869,000 from the prior year due to costs related the Company's rebranding efforts and due to an increase in costs related to the mortgage banking operation. Premises and equipment expenses increased $248,000 due primarily to increased depreciation and maintenance costs related to the Company's software applications. Additionally, other expense increased $2.7 million from the prior year due primarily to increases in legal, consulting, and audit fees and other operating expenses related to the Company's lending operations.

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

          The provision for losses on loans was $11.3 million during the year ended September 30, 2009, compared to $6.2 million during fiscal 2008. The allowance for loan losses was $20.7 million or 1.64% of the total loan portfolio held for investment and approximately 51% of total nonaccrual loans as of September 30, 2009. This compares with an allowance for loan losses of $13.8 million or 1.07% of the total loan portfolio held for investment and approximately 39% of the total nonaccrual loans as of September 30, 2008. The increase in the allowance for loan loss of $6.9 million resulted from the $11.3 million provision for loss, which was partially offset by net charge-offs for the year of $4.4 million. The increase in the provision for loss from the prior year related primarily to significant increases in loans classified as substandard or loss. Additionally, management determined that the significant increase in the allowance for loan loss was appropriate due to the continued deterioration in the real estate markets. With regard to loan portfolio concentrations at September 30, 2009, loans secured by business properties made up 34% of the Bank's total loans receivable, and 43% of the allowance for loan losses was allocated to such loans. This compares to 34% of total loans receivable and 41% of the allowance at September 30, 2008. At September 30, 2009, loans secured by residential properties made up 34% of the Bank's total loans receivable, and 18% of the allowance for loan losses was allocated to such loans. This compares to 31% of total loans receivable and 9% of the allowance at September 30, 2008. At September 30, 2009, construction and development loans made up 23% of the Bank's total loans receivable, and 30% of the allowance for loan losses was allocated to such loans. This compares to 27% of total loans receivable and 41% of the allowance at September 30, 2008. Management believes that the provision for loan losses is sufficient to provide for a level of loan loss allowance at year end that would adequately absorb all estimated credit losses on outstanding balances over the subsequent twelve-month period.

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

     The following table is an interest rate sensitivity analysis, which summarizes information provided by the OTS that estimates the changes in NPV of the Bank's portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank's current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OTS compiled this information using data from the Bank's Thrift Financial Report as of September 30, 2010. The model output data associated with the -200 and -300 basis point scenarios was suppressed because of the relatively low current interest rate environment. Dollar amounts are expressed in thousands.





                                                      NPV as % of PV of assets
Changes in            Net portfolio value             ------------------------
  market        ------------------------------------             Board approved
interest rates    $ Amount    $ Change   % Change       Actual      minimum
----------------------------------------------------  ------------------------
    + 3%           182,898     (69,937)     -28%        13.0%         6%
    + 2%           205,242     (47,593)     -19%        14.2%         6%
    + 1%           230,074     (22,761)      -9%        15.6%         7%
  no change        252,836          --       --         16.8%         8%
    - 1%           270,778      17,942       +7%        17.6%         8%
    - 2%                --          --       --           --          8%
    - 3%                --          --       --           --          8%



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


IMPACT OF CURRENT ECONOMIC CONDITIONS
     The current protracted economic decline continues to present financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

     Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.


LIQUIDITY AND CAPITAL RESOURCES
     Effective July 18, 2001, the OTS adopted a rule that removed the regulation to maintain a specific average daily balance of liquid assets, but retained a provision that requires institutions to maintain sufficient liquidity to ensure their safe and sound operation. North American maintains a level of liquid assets adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The Bank's primary sources of liquidity are the sale and repayment of loans, retention of existing or newly acquired retail deposits, and FHLB advances. Management continues to use FHLB advances as a primary source of short-term funding. FHLB advances are secured by a blanket pledge agreement of the loan and securities portfolio, as collateral, supported by quarterly reporting of eligible collateral to FHLB. Available FHLB borrowings are limited based upon a percentage of the Bank's assets and eligible collateral, as adjusted by appropriate eligibility and maintenance levels. Management continually monitors the balance of eligible collateral relative to the amount of advances outstanding.
At September 30, 2010, the Bank had a total borrowing capacity at FHLB of $495.0 million, and outstanding advances of $286.0 million. The Bank has established relationships with various brokers, and, as a secondary source of liquidity, the Bank may purchase brokered deposit accounts.

     The Bank entered into a Supervisory Agreement with the Office of Thrift Supervision on April 30, 2010, which, among other things, required the Bank to reduce its reliance on brokered deposits. The OTS subsequently approved the Bank's plan to reduce brokered deposits to $145.0 million by June 30, 2010, to $135.0 million by June 30, 2011 and to $125.0 million by June 30, 2012. As of September 30, 2010, the Bank's brokered deposits totaled $66.9 million. Thus, the Bank could acquire an additional $78.1 million in brokered deposits and still comply with the plan as of September 30, 2010.

     Fluctuations in the level of interest rates typically impact prepayments on mortgage loans and mortgage related securities. During periods of falling rates, these prepayments increase and a greater demand exists for new loans. The Bank's ability to attract and retain customer deposits is partially impacted by area competition and by other alternative investment sources that may be available to the Bank's customers in various interest rate environments. Management believes that the Bank will retain most of its maturing time deposits in the foreseeable future. However, any material funding needs that may arise in the future can be reasonably satisfied through the use of additional FHLB advances and/or brokered deposits. The Bank's contingency liquidity sources include the Federal Reserve discount window and sales of securities available for sale. Management is not currently aware of any other trends, market conditions, or other economic factors that could materially impact the Bank's primary sources of funding or affect its future ability to meet obligations as they come due. Although future changes to the level of market interest rates is uncertain, management believes its sources of funding will continue to remain stable during upward and downward interest rate environments

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
     Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments and standby letters of credit. The bank had outstanding commitments to originate mortgage loans for its portfolio and standby letters of credit totaling $5.9 million and $1.3 million, respectively, at September 30, 2010. In addition, the Bank had outstanding commitments to originate mortgage loans totaling $298.1 million at September 30, 2010, which it had committed to sell to outside investors. Since commitments may expire unused or be only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes that there are no material commitments to extend credit that represent risk of an unusual nature.

     Management anticipates that the Company will continue to have sufficient funds through repayments and maturities of loans and securities, deposits and borrowings, to meet its commitments.

     The following table discloses payments due on the Company's contractual obligations at September 30, 2010:





                                            Due in     Due from     Due from     Due in
                                 Total     < 1 year    1-3 years    3-5 years    > 5 years
                                ----------------------------------------------------------
Advances from FHLB            $  286,000    186,000     100,000           --        --
Subordinated debentures           25,774         --          --           --    25,774
Operating leases                   2,242        452       1,286          504        --
                                ----------------------------------------------------------
Total contractual obligations $  314,016    186,452     101,286          504    25,774
                                ==========================================================




CRITICAL ACOOUNTING POLICIES
     The Company has identified the accounting policies below as critical to the Company's operations and to understanding the Company's consolidated financial statements. Following is an explanation of the methods and assumptions underlying their application.

ALLOWANCE FOR LOAN AND LEASE LOSSES
     The Allowance for Loan and Lease Losses ("ALLL") recognizes the inherent risks associated with lending activities for individually identified problem assets as well as the entire homogenous and non-homogenous loan portfolios. ALLLs are established by charges to the provision for loan losses and carried as contra assets. Management analyzes the adequacy of the allowance on a quarterly basis and appropriate provisions are made to maintain the ALLLs at adequate levels. At any given time, the ALLL should be sufficient to absorb at least all estimated credit losses on outstanding balances over the next twelve months. While management uses information currently available to determine these allowances, they can fluctuate based on changes in economic conditions and changes in the information available to management. Also, regulatory agencies review the Bank's allowances for loan loss as part of their examination, and they may require the Bank to recognize additional loss provisions based on the information available at the time of their examinations.

     The ALLL is determined based upon two components. The first is made up of specific reserves for loans which have been deemed impaired in accordance with Generally Accepted Accounting Principles ("GAAP"). The second component is made up of general reserves for loans that are not impaired. A loan becomes impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. Once a loan has been deemed impaired, the impairment must be measured by comparing the recorded investment in the loan to the present value of the estimated future cash flows discounted at the loan's effective rate, or to the fair value of the loan based on the loan's observable market price, or to the fair value of the collateral if the loan is collateral dependent. The Bank records a specific allowance equal to the amount of measured impairment.

     Loans that are not impaired are evaluated based upon the Bank's historical loss experience, as well as various subjective factors, to estimate potential unidentified losses with the various loan portfolios. These loans are categorized into pools based upon certain characteristics such as loan type, collateral type and repayment source. The Bank's loss history is analyzed in terms of loss frequency and loss severity. Loss frequency represents the likelihood of loans not repaying in accordance with their original terms, which would result in the foreclosure and subsequent liquidation of the property. Loss severity represents any potential loss resulting from the loan's foreclosure and subsequent liquidation. Management calculates estimated loss frequency and loss severity ratios for each loan pool. In addition to analyzing historical losses, the Bank also evaluates the following subjective factors for each loan pool to estimate future losses: changes in lending policies and procedures, changes in economic and business conditions, changes in the nature and volume of the portfolio, changes in management and other relevant staff, changes in the volume and severity of past due loans, changes in the quality of the Bank's loan review system, changes in the value of the underlying collateral for collateral dependent loans, changes in the level of lending concentrations, and changes in other external factors such as competition and legal and regulatory requirements. Historical loss ratios are adjusted accordingly, based upon the effect that the subjective factors have in estimated future losses. These adjusted ratios are applied to the balances of the loan pools to determine the adequacy of the ALLL each quarter. In addition, the Bank applies ALLLs for unimpaired loans classified as Special Mention, Substandard and Doubtful in the amount of 2%, 10%, and 50%, respectively.


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


VALUATION OF EQUITY METHOD INVESTMENTS
     The Company is a partner in two limited liability companies, which were formed for the purpose of purchasing and developing vacant land in Platte County, Missouri. These investments are accounted for using the equity method of accounting.

     The Company evaluates its investments for impairment, in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. The Company utilizes a multi-faceted approach to measure the potential impairment. The internal model utilizes liquidation or appraised values determined by an independent third party appraisal; an on-going business, or discounted cash flows value; and a combination of both the previous approaches. The significant inputs include raw land values, absorption rates of lot sales, and a market discount rate. Management believes this multi-faceted approach is reasonable given the highly subjective nature of the assumptions and the differences in valuation techniques that are utilized within each approach (e.g., order of distribution of assets upon potential liquidation).

NASB Financial, Inc. and Subsidiary
Consolidated Balance Sheets



                                                                                 September 30,
                                                                           -----------------------
                                                                                2010        2009
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                $     14,033      63,250
Securities:
  Available for sale, at fair value                                            28,092      21,654
  Held to maturity, at cost                                                     1,232       1,290
Stock in Federal Home Loan Bank, at cost                                       15,873      26,640
Mortgage-backed securities:
  Available for sale, at fair value                                               911      46,549
  Held to maturity, at cost                                                    46,276      11,125
Loans receivable:
  Held for sale, at fair value                                                179,845      81,367
  Held for investment, net                                                  1,073,357   1,259,694
Allowance for loan losses                                                     (32,316)    (20,699)
Accrued interest receivable                                                     5,520       6,195
Foreclosed assets held for sale, net                                           38,362      10,140
Premises and equipment, net                                                    13,836      13,393
Investment in LLCs                                                             17,799      21,045
Mortgage servicing rights, net                                                    263         351
Deferred income tax asset, net                                                 14,758       6,651
Other assets                                                                   16,355      10,917
                                                                           -----------------------
                                                                         $  1,434,196   1,559,562
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Customer deposit accounts                                              $    866,559     696,781
  Brokered deposit accounts                                                    66,894     207,844
  Advances from Federal Home Loan Bank                                        286,000     441,026
  Subordinated debentures                                                      25,774      25,774
  Escrows                                                                      11,149      10,178
  Income taxes payable                                                            504       4,210
  Liability for unrecognized tax benefits                                          --         326
  Accrued expenses and other liabilities                                        9,554       7,035
                                                                           -----------------------
    Total liabilities                                                       1,266,434   1,393,174
                                                                           -----------------------

Stockholders' equity:
  Common stock of $0.15 par value: 20,000,000 authorized; 9,857,112
    shares issued at September 30, 2010 and 2009                                1,479       1,479
  Additional paid-in capital                                                   16,603      16,525
  Retained earnings                                                           187,674     184,891
  Treasury stock, at cost; 1,989,498 shares at September 30, 2010
    and 2009                                                                  (38,418)    (38,418)
  Accumulated other comprehensive income                                          424       1,911
                                                                           -----------------------
      Total stockholders' equity                                              167,762     166,388
                                                                           -----------------------
                                                                         $  1,434,196   1,559,562
                                                                           =======================



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Income


                                                         Years Ended September 30,
                                                  ------------------------------------
                                                      2010         2009         2008
                                                  ------------------------------------
                                             (Dollars in thousands, except per share data)
Interest on loans receivable                      $  78,508       84,934       91,635
Interest on mortgage-backed securities                3,175        2,042        2,546
Interest and dividends on securities                  1,521        2,750        1,086
Other interest income                                    12           99          254
                                                  ------------------------------------
     Total interest income                           83,216       89,825       95,521
                                                  ------------------------------------
Interest on customer and brokered deposit accounts   17,476       25,011       30,739
Interest on advances from Federal Home Loan Bank     11,388       16,552       24,410
Interest on subordinated debentures                     504          857        1,357
                                                  ------------------------------------
    Total interest expense                           29,368       42,420       56,506
                                                  ------------------------------------
    Net interest income                              53,848       47,405       39,015
Provision for loan losses                            30,500       11,250        6,200
                                                  ------------------------------------
    Net interest income after provision
      for loan losses                                23,348       36,155       32,815
                                                  ------------------------------------
Other income (expense):
  Loan servicing fees, net                              122         (173)          18
  Impairment recovery on mortgage servicing
    rights                                               12           43           48
  Customer service fees and charges                   7,626        6,873        5,547
  Provision for loss on real estate owned            (2,649)        (727)      (2,050)
  Gain on sale of securities available for sale       5,558        4,565          122
  Gain from loans receivable held for sale           36,617       29,042       14,043
  Impairment loss on investments in LLCs             (3,126)          --           --
  Other                                                (580)         871          679
                                                  ------------------------------------
    Total other income                               43,580       40,494       18,407
                                                  ------------------------------------
General and administrative expenses:
  Compensation and fringe benefits                   18,715       17,615       15,553
  Commission-based mortgage banking compensation     17,981       13,518        7,482
  Premises and equipment                              4,220        3,972        4,147
  Advertising and business promotion                  5,612        4,743        4,305
  Federal deposit insurance premiums                  2,854        1,246          104
  Other                                               8,285        5,622        5,228
                                                  ------------------------------------
     Total general and administrative expenses       57,667       46,716       36,819
                                                  ------------------------------------
     Income before income tax expense                 9,261       29,933       14,403
                                                  ------------------------------------
Income tax expense (benefit):
  Current                                            10,111       13,027        9,989
  Deferred                                           (7,173)      (1,803)      (4,882)
                                                  ------------------------------------
    Total income tax expense                          2,938       11,224        5,107
                                                  ------------------------------------
      Net income                                  $   6,323       18,709        9,296
                                                  ====================================

Basic earnings per share                          $    0.80         2.38         1.18
                                                  ====================================

Diluted earnings per share                        $    0.80         2.38         1.18
                                                  ====================================

Basic weighted average shares outstanding          7,867,614    7,867,614    7,867,614
                                                  ====================================



See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows


                                                                Years ended September 30,
                                                            ---------------------------------
                                                               2010        2009        2008
                                                            ---------------------------------
                                                                  (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $  6,323      18,709       9,296
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Depreciation                                               1,779       1,768       1,809
    Amortization and accretion, net                           (1,385)     (5,387)     (1,068)
    Deferred income tax benefit                               (7,173)     (1,803)     (4,882)
    Gain on sale of securities available for sale             (5,558)     (4,565)       (122)
    Loss from investment in LLCs                                 128         117         265
    Impairment loss on investment in LLCs                      3,126          --          --
    Impairment recovery on mortgage servicing rights             (12)        (43)        (48)
    Gain from loans receivable held for sale                 (36,617)    (29,042)    (14,043)
    Provision for loan losses                                 30,500      11,250       6,200
    Provision for loss on real estate owned                    2,649         727       2,050
    Origination of loans receivable held for sale         (1,765,568) (1,563,400)   (884,725)
    Sale of loans receivable held for sale                 1,703,708   1,576,436     899,486
    Stock based compensation - stock options                      78          41          84
Changes in:
  Net fair value of loan-related commitments                    (661)       (637)         31
  Accrued interest receivable                                    675         691       1,512
  Accrued expenses, other liabilities and
    income taxes payable                                      (5,982)      2,144         996
                                                            ---------------------------------
    Net cash provided by (used in) operating activities      (73,990)      7,006      16,841
                                                            ---------------------------------

Cash flows from investing activities:
  Principal repayments of mortgage-backed securities:
    Held to maturity                                          11,445         649          82
    Available for sale                                         3,738      13,408      21,972
  Principal repayments of mortgage loans receivable held
    for investment                                           225,700     256,076     309,108
  Principal repayments of other loans receivable               5,446       5,415      10,524
  Principal repayments of investment securities:
    Held to maturity                                              99          --          --
    Available for sale                                             6           6           7
  Loan origination - mortgage loans receivable
    held for investment                                     (102,550)   (234,868)   (342,219)
  Loan origination - other loans receivable                   (3,158)     (4,355)     (7,847)
  Purchase of mortgage loans receivable held for investment   (1,236)     (1,610)     (9,500)
  Proceeds from sale (purchase) of Federal Home Loan
    Bank stock                                                10,766        (356)     (3,977)
  Purchase of mortgage-backed securities held to maturity    (54,806)    (11,632)         --
  Purchase of securities available for sale                  (50,403)   (110,005)         --
  Purchase of securities held to maturity                         --      (1,283)         --
  Proceeds from sale of mortgage-backed securities
    available for sale                                        51,154          --          --
  Proceeds from sale of securities available for sale         46,461      96,135         122
  Proceeds from sale of real estate owned                     13,881      10,259       5,427
  Purchase of premises and equipment, net                     (2,242)       (562)       (643)
  Investment in LLC                                               (7)       (479)     (1,890)
  Other                                                         (392)     (1,334)       (330)
                                                            ---------------------------------
    Net cash provided by (used in) investing activities      153,902      15,464     (19,164)
                                                            ---------------------------------


NASB Financial, Inc. and Subsidiary
Consolidated Statements of Cash Flows (continued)


                                                               Years ended September 30,
                                                            ---------------------------------
                                                               2010        2009        2008
                                                            ---------------------------------
                                                                  (Dollars in thousands)
Cash flows from financing activities:
  Net (decrease) increase in customer and brokered
     deposit accounts                                         28,440     134,723    (86,570)
  Proceeds from advances from Federal Home Loan Bank          98,000     444,000    378,000
  Repayment of advances from Federal Home Loan Bank         (253,000)   (553,000)  (286,650)
  Cash dividends paid                                         (3,540)     (7,080)    (7,080)
  Change in escrows                                              971         402        308
                                                            ---------------------------------
    Net cash provided by (used in) financing activities     (129,129)     19,045     (1,992)
                                                            ---------------------------------
    Net increase (decrease) in cash and cash equivalents     (49,217)     41,515     (4,315)
    Cash and cash equivalents at beginning of period          63,250      21,735     26,050
                                                            ---------------------------------
    Cash and cash equivalents at end of period              $ 14,033      63,250     21,735
                                                            =================================

Supplemental disclosure of cash flow information:
  Cash paid for income taxes (net of refunds)               $ 14,100      13,114       6,613
  Cash paid for interest                                      30,704      41,812      58,686

Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of loans receivable to real estate owned       $ 59,357      18,884      10,465
  Conversion of real estate owned to loans receivable            344         391       2,772
  Capitalization of originated mortgage servicing rights           5          10          --
  Transfer of loans from held for investment to held for
     sale                                                         --          --      17,515
  Transfer of securities from held to maturity to
     available for sale                                        8,361          --          --






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

Balance at October 1, 2007    $  1,479    16,400    170,613    (38,418)       (682)        149,392
Comprehensive income:
  Net income                        --        --      9,296         --          --           9,296
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --         937             937
                                                                                         ----------
  Total comprehensive income                                                                10,233
 Cash dividends paid                --        --     (7,080)        --          --          (7,080)
 Stock based compensation expense   --        84         --         --          --              84
 Adjustment for the adoption of
   FIN 48                           --        --       (217)        --          --            (217)
                              ---------------------------------------------------------------------
Balance at September 30, 2008 $  1,479    16,484    172,612    (38,418)        255         152,412
Comprehensive income:
  Net income                        --        --     18,709         --          --          18,709
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --       1,656           1,656
                                                                                         ----------
  Total comprehensive income                                                                20,365
 Cash dividends paid                --        --     (7,080)        --          --          (7,080)
 Stock based compensation expense   --        41         --         --          --              41
Adjustment for the adoption of
  FAS 159, net of tax               --        --        650         --          --             650
                              ---------------------------------------------------------------------
Balance at September 30, 2009 $  1,479    16,525    184,891    (38,418)      1,911         166,388
Comprehensive income:
  Net income                        --        --      6,323         --          --           6,323
  Other comprehensive income,
   net of tax:
   Unrealized gain on securities    --        --         --         --      (1,487)         (1,487)
                                                                                         ----------
  Total comprehensive income                                                                 4,836
 Cash dividends paid                --        --     (3,540)        --          --          (3,540)
 Stock based compensation expense   --        78         --         --          --              78
                              ---------------------------------------------------------------------
Balance at September 30, 2010 $  1,479    16,603    187,674    (38,418)        424         167,762
                              ======================================================================



                                                         Year ended
                                                    September 30, 2010
                                                    ------------------
Reclassification disclosure:

Unrealized gain on available for sale securities,
   net of income taxes of $1,209                       $     1,931
Reclassification adjustment for gain included in
   net income, net of income taxes of $2,140                (3,418)
                                                           --------
Change in unrealized gain (loss) on available for sale
   securities, net of income tax of $(931)             $    (1,487)
                                                           ========


                                                         Year ended
                                                    September 30, 2009
                                                    ------------------
Reclassification disclosure:

Unrealized gain on available for sale securities,
   net of income taxes of $2,794                       $     4,463
Reclassification adjustment for gain included in
   net income, net of income taxes of $1,758                (2,807)
                                                           --------
Change in unrealized gain (loss) on available for sale
   securities, net of income tax of $1,037             $     1,656
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

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $9.7 million and $60.8 million as of September 30, 2010 and 2009, respectively. The Federal Reserve Board ("FRB") requires federally chartered savings banks to maintain non-interest-earning cash reserves at specified levels against their transaction accounts. Required reserves may be maintained in the form of vault cash, a non-interest-bearing account at a Federal Reserve Bank, or a pass-through account, as defined by FRB. At September 30, 2010, the Bank's reserve requirement was $3.7 million.

SECURITIES AND MORTGAGE-BACKED SECURITIES
     Securities and mortgage-backed securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities and mortgage-backed securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2010 and 2009, the Company had no assets designated as trading. Securities and mortgage-backed securities held to maturity are stated at cost. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

     Premiums and discounts are recognized as adjustments to interest income over the life of the securities using a method that approximates the level yield method. Gains or losses on the disposition of securities are based on the specific identification method. Securities that trade in an active market are valued using quoted market prices. Securities that do not trade in an active market are valued using quotes from broker-dealers that reflect estimated offer prices.

     Management monitors the securities and mortgage-backed securities portfolios for impairment on an ongoing basis. This process involves monitoring market conditions and other relevant information, including external credit ratings, to determine whether or not a decline in value is other than temporary. If management intends to sell an impaired security or mortgage-backed security, or if it is more likely than not that management will be required to sell the impaired security prior to recovery of its amortized cost basis, the Bank will recognize a loss in earnings. If management does not intend to sell a debt security or mortgage-backed security, or if it is more likely than not that management will not be required to sell the impaired security prior to recovery of its amortized costs basis, regardless of whether the security is classified as available for sale or held to maturity, the Bank will recognize the credit component of the loss in earnings and the remaining portion in other comprehensive income. The credit loss component recognized in earnings is the amount of principal cash flows not expected to be received over the remaining life of the security. The amount of other than temporary impairment included in other comprehensive income is amortized over the remaining life of the security.

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

     Loans held for sale are carried at fair value. Gains or losses on such sales are recognized using the specific identification method. Transfers of loan receivable held for sale are accounted for as sales when control over the asset has been surrendered. The Bank issues various representations and warranties and standard recourse provisions associated with the sale of loans, which are described more fully in Footnote 6.

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

ALLOWANCE FOR LOAN LOSSES
     The Bank considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Bank records a loss valuation equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's initial effective rate, or the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. One-to-four family residential loans and consumer loans are collectively evaluated for impairment. Loans on residential properties with greater than four units, on construction and development and commercial properties are evaluated for impairment on a loan by loan basis. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent losses in the portfolio, and various subjective factors such as economic and business conditions. Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. In management's opinion, the allowance, when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in the Bank's loan portfolio.

FORECLOSED ASSETS HELD FOR SALE
     Foreclosed assets held for sale are initially recorded at fair value as of the date of foreclosure less any estimated selling costs (the "new basis") and are subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. When foreclosed assets are acquired any excess of the loan balance over the new basis of the foreclosed asset is charged to the allowance for loan losses. Subsequent adjustments for estimated losses are charged to operations when the fair value declines to an amount less than the carrying value. Costs and expenses related to major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. Applicable gains and losses on the sale of real estate owned are realized when the asset is disposed of, depending on the adequacy of the down payment and other requirements.

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

STOCK OPTIONS
     The Company has a stock-based employee compensation plan which is described more fully in Footnote 18. The Company recognizes compensation cost over the five-year service period for its stock option awards. Stock based compensation expense for stock options totaled $78 thousand ($48 thousand, net of tax), $41 thousand ($25 thousand, net of tax) and $84 thousand ($52 thousand, net of tax) during the years ended September 30, 2010, 2009 and 2008, respectively.

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

     The Bank's bad debt deduction for the years ended September 30, 2010, 2009 and 2008, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the "base-year." The recapture of the excess reserve was completed over a six-year phase-in-period that began with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $3.7 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank's capital in the form of stock redemptions caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

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

     Originated mortgage servicing rights are recorded at cost based upon the relative fair values of the loans and the servicing rights. Servicing release fees paid on comparable loans and discounted cash flows are used to determine estimates of fair values. Purchased mortgage servicing rights are acquired from independent third-party originators and are recorded at the lower of cost or fair value. These rights are amortized in proportion to and over the period of expected net servicing income or loss.
     Impairment Evaluation - The Bank evaluates the carrying value of capitalized mortgage servicing rights on a periodic basis based on their estimated fair value. For purposes of evaluating and measuring impairment of capitalized servicing rights, the Bank stratifies the rights based on their predominant risk characteristics. The significant risk characteristics considered by the Bank are loan type, period of origination and stated interest rate. If the fair value estimated, using a discounted cash flow methodology, is less than the carrying amount of the portfolio, the portfolio is written down to the amount of the discounted expected cash flows utilizing a valuation allowance. The Bank utilizes consensus market prepayment assumptions and discount rates to evaluate its capitalized servicing rights, which considers the risk characteristics of the underlying servicing rights. During the years ended September 30, 2010 and 2009, the value of mortgage servicing rights increased, which resulted in a recovery of valuation allowance of $12,000 and $43,000, respectively.

DERIVATIVE INSTRUMENTS
     The Bank regularly enters into commitments to originate and sell loans held for sale. Such commitments are considered derivative instruments under GAAP, which requires the Bank to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As of September 30, 2010 and 2009, the fair value of loan related commitments resulted in a net asset of $1.3 million and $645,000, respectively

REVENUE RECOGNITION
     Interest income, loan servicing fees, customer service fees and charges and ancillary income related to the Bank's deposits and lending activities are accrued as earned.

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

                                        Year Ended September 30,
                                 --------------------------------------
                                       2010         2009        2008
                                 --------------------------------------
Net income                          $   6,323       18,709       9,296

Average common shares outstanding   7,867,614    7,867,614   7,867,614
Average common share stock
  options outstanding                      --           --          --
                                 --------------------------------------
Average diluted common shares       7,867,614    7,867,614   7,867,614

Earnings per share:
  Basic earnings per share          $    0.80         2.38        1.18
  Diluted earnings per share             0.80         2.38        1.18

     At September 30, 2010 and 2009, options to purchase 49,538 shares and 62,038 shares, respectively, of the Company's stock were outstanding. These options were not included in the calculation of diluted earnings per share, as they were considered anti-dilutive.

RECENTLY ISSUED ACCOUNTING STANDARDS
     In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 860-10, ASC 860-40 and ASC 860-50 which enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and the company's continuing involvement in transferred assets. This standard removes the concept of qualifying special purpose entity, changes the requirements for derecognizing financial assets, and requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor's continuing involvement with transfers of financial assets accounted for as sales. This standard is effective for annual reporting periods beginning after November 15, 2009, for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter (effective October 1, 2010 for the Company). Management does not anticipate it will have a material impact on the Company's consolidated financial statements.

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

     In January 2010, the FASB issued Accounting Standards Update ("ASU") which requires a company to disaggregate, by portfolio segment or class of financing receivable, certain existing disclosure and provide certain new disclosures about its financing receivables and related allowance for credit losses. Existing disclosures are amended to require an entity to provide a roll-forward schedule of the allowance for credit losses on a portfolio segment basis, with the ending balance further disaggregated by impairment method. In addition, the related recorded investment in financing receivables for each portfolio or class of financing receivable must be disclosed, along with the balance of impaired financing receivables and those in nonaccrual status. The ASU also requires an entity to provide the following additional disclosures about its financing receivables: the credit quality indicators of financing receivables by class, the aging of past due financing receivables at the end of the reporting period by class, the nature and extent of troubled debt restructurings that occurred during the period by class and their effect on the allowance for credit losses, the nature and extent of financing receivables modified as troubled debt restructurings within the previous 12 months that defaulted during the reporting period by class and their effect on the allowance for credit losses, and significant purchases and sales of financing receivables during the period disaggregated by portfolio segment. For public companies, this standard is effective for interim and annual reporting periods ending on or after December 15, 2010. Management does not anticipate that this update will have a material impact on the Company's consolidated financial statements.

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

RECLASSIFICATIONS
     Certain amounts for 2009 and 2008 have been reclassified to conform to the current year presentation.


(2) SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of securities available for sale. Dollar amounts are expressed in thousands.






                                                     September 30, 2010
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Corporate debt securities           $  17,347        376            --          17,723
Trust preferred securities             10,084        282            20          10,346
Municipal securities                       23         --            --              23
                                    -----------------------------------------------------
       Total                        $  27,454        658            20          28,092
                                    =====================================================



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
                                    =====================================================



     During the year ended September 30, 2010, the Company realized gross gains of $4.1 million and no gross losses on the sale of securities available for sale. During the year ended September 30, 2009, the Company realized gross gains of $4.6 million and no gross losses on the sale of securities available for sale. There were no sales of securities available for sale during the year ended September 30, 2008.

     The following table presents a summary of the fair value and gross unrealized losses of those securities available for sale which had unrealized losses at September 30, 2010. Dollar amounts are expressed in thousands.


                           Less Than 12 Months      12 Months or Longer
                          ---------------------    --------------------
                            Estimated   Gross       Estimated   Gross
                              fair    unrealized      fair   unrealized
                             value      losses       value      losses
                          ---------------------------------------------
Trust preferred
   securities             $  7,232         20    $      --         --
                          =============================================

     The scheduled maturities of securities available for sale at September 30, 2010, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                            Amortized  unrealized  unrealized    fair
                              cost       gains       losses      value
                            -------------------------------------------
Due in less than one year   $       5       --          --            5
Due from one to five years         18       --          --           18
Due from five to ten years      3,170      194          --        3,364
Due after ten years            24,261      464          20       24,705
                            -------------------------------------------
     Total                  $  27,454      658          20       28,092
                            ===========================================


     The principal balances of securities available for sale that are pledged to secure certain obligations of the Bank as of September 30 are as follows. Dollar amounts are expressed in thousands.

                                         September 30, 2010
                         ----------------------------------------------
                                         Gross       Gross    Estimated
                             Amortized  unrealized  unrealized    fair
                               cost       gains      losses       value
                         ----------------------------------------------
FRB Advances             $    6,002       475         --        6,477
                         ==============================================



(3) SECURITIES HELD TO MATURITY

     The following tables present a summary of securities held to maturity. Dollar amounts are expressed in thousands.



                                                    September 30, 2010
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Asset-backed securities            $    1,232        329            --           1,561
                                    ----------------------------------------------------
     Total                         $    1,232        329            --           1,561
                                    =====================================================




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
                                    =====================================================



     The scheduled maturities of securities held to maturity at September 30, 2010, are presented in the following table. Dollar amounts are expressed in thousands.


                                       Gross        Gross    Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains       losses      value
                          --------------------------------------------
Due after ten years       $  1,232        329          --       1,561
                          ============================================

     Actual maturities of securities held to maturity may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments which are callable.

     There were no dispositions of securities held to maturity during the years ended September 30, 2010 and 2009.

     The principal balances of securities held to maturity that are pledged to secure certain obligations of the Bank as of September 30 are as follows. Dollar amounts are expressed in thousands.

                                         September 30, 2010
                         ----------------------------------------------
                                         Gross       Gross    Estimated
                             Amortized  unrealized  unrealized    fair
                               cost       gains      losses       value
                         ----------------------------------------------
FRB Advances             $    1,232       329         --        1,561
                         ==============================================


(4) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.






                                                     September 30, 2010
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
Pass-through certificates guaranteed
  by GNMA - fixed rate              $      98          3            --             101
Pass-through certificates guaranteed
  by FNMA - adjustable rate               186          7            --             193
FHLMC participation certificates:
    Fixed rate                            403         34            --             437
    Adjustable rate                       173          7            --             180
                                    -----------------------------------------------------
       Total                        $     860         51            --             911
                                    =====================================================



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
                                    =====================================================



     During the year ended September 30, 2010, the Company realized gross gains of $1.4 million and gross losses of $8,000 on the sale of securities available for sale. There were no sales of mortgage-backed securities available for sale during the years ended September 30, 2009 and 2008.

     During the year ended September 30, 2010, the Bank transferred two mortgage-backed securities with a total amortized cost of $8.4 million from the held to maturity category to the available for sale category. The amortized cost of the securities approximated its market value; thus, there were no unrealized gains or losses at the date of transfer. The decision was made to transfer the securities after it was determined that there was a significant deterioration in the issuer's creditworthiness, as ratings agencies had downgraded the security to below investment grade. The mortgage-backed securities were subsequently sold during the year ended September 30, 2010. The Bank recognized a gain of $39,000 and a loss of $8,000 on the sale of these securities.

     The scheduled maturities of mortgage-backed securities available for sale at September 30, 2010, are presented in the following table. Dollar amounts are expressed in thousands.


                                        Gross       Gross     Estimated
                            Amortized  unrealized  unrealized     fair
                              cost       gains       losses       value
                            -------------------------------------------
Due from five to ten years  $     403       34          --          437
Due after ten years               457       17          --          474
                            -------------------------------------------
     Total                  $     860       51          --          911
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

                                         September 30, 2010
                         ----------------------------------------------
                                         Gross       Gross    Estimated
                             Amortized  unrealized  unrealized    fair
                               cost       gains      losses       value
                         ----------------------------------------------
Customer deposit accounts  $      447        20         --          467
                         ==============================================


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



                                                    September 30, 2010
                                    -----------------------------------------------------
                                                    Gross       Gross          Estimated
                                     Amortized   unrealized   unrealized         fair
                                       cost        gains        losses           value
                                    -----------------------------------------------------
FHLMC participation certificates:
  Fixed rate                        $      52          2            --              54
FNMA pass-through certificates:
  Fixed rate                                7         --            --               7
  Balloon maturity and
    adjustable rate                        32          1            --              33
Collateralized mortgage obligations    46,185        230           209          46,206
                                    ----------------------------------------------------
     Total                         $   46,276        233           209          46,300
                                    =====================================================





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
                                    =====================================================



     The following table presents a summary of the fair value and gross unrealized losses of those mortgage-backed securities held to maturity which had unrealized losses at September 30, 2010. Dollar amounts are expressed in thousands.


                           Less Than 12 Months      12 Months or Longer
                          ---------------------    --------------------
                            Estimated   Gross       Estimated   Gross
                              fair    unrealized      fair   unrealized
                             value      losses       value      losses
                          ---------------------------------------------
Collateralized mortgage
   obligations            $  15,755       209    $      --         --
                          =============================================


     The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2010, are presented in the following table. Dollar amounts are expressed in thousands.


                                       Gross        Gross    Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains       losses      value
                          --------------------------------------------
Due from one to five years $      7         --          --           7
Due from five to ten years       84          2          --          86
Due after ten years          46,185        231         209      46,207
                         ---------------------------------------------
     Total                 $ 46,276        233         209      46,300
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


                                       September 30, 2010
                        ----------------------------------------------
                                       Gross       Gross     Estimated
                           Amortized  unrealized  unrealized    fair
                             cost       gains      losses       value
                        ----------------------------------------------
Customer deposit accounts $     24        --         --            24
FRB advances                46,185       231        209        46,207
                        ----------------------------------------------
    Total               $   46,209       231        209        46,231
                        ==============================================


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
                        ==============================================


     All dispositions of mortgage-backed securities held to maturity during fiscal 2010, 2009, and 2008 were the result of maturities, with the exception of the transfers noted in Footnote 4.


(6) LOANS RECEIVABLE

     The following table provides a detail of loans receivable as of September 30. Dollar amounts are expressed in thousands.


HELD FOR INVESTMENT                           2010           2009
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties              $   347,177        363,132
    Business properties                     450,305        474,487
    Partially guaranteed by VA or
      insured by FHA                          3,801          4,771
    Construction and development            208,039        329,457
                                         ---------------------------
Total mortgage loans                      1,009,322      1,171,847
Commercial loans                             79,138        121,168
Installment loans and lease financing
  to individuals                             11,573         13,861
                                         ---------------------------
Total loans receivable held
  for investment                          1,100,033      1,306,876
Less:
  Undisbursed loan funds                    (19,650)       (38,807)
  Unearned discounts and fees on
    loans, net of deferred costs             (7,026)        (8,375)
                                         ---------------------------
    Net loans receivable held
      for investment                    $ 1,073,357      1,259,694
                                         ===========================

HELD FOR SALE                                 2010           2009
                                         ---------------------------
Mortgage loans:
  Permanent loans on:
    Residential properties              $   286,766        129,526
 Less:
  Undisbursed loan funds                   (106,921)       (48,159)
                                          --------------------------
    Net loans receivable held for sale  $   179,845         81,367
                                          ==========================

     Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $16.4 million and $26.6 million at September 30, 2010 and 2009, respectively.

     Whole loans and participations serviced for others were approximately $60.6 million and $93.3 million at September 30, 2010 and 2009, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

     First mortgage loans were pledged to secure FHLB advances in the amount of approximately $847.2 million and $808.8 million at September 30, 2010 and 2009, respectively.

     Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2010 and 2009. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

     As of September 30, 2010 and 2009, loans with an aggregate principal balance of approximately $29.4 million and $40.6 million, respectively, were on nonaccrual status. Gross interest income would have increased by $1.8 million, $2.3 million and $1.8 million for the years ended September 30, 2010, 2009 and 2008, respectively, if the nonaccrual loans had been performing. As of September 30, 2010 and 2009, the Bank has no loans in its portfolio that are 90 days or more past due and still accruing.

     The following table presents the activity in the allowance for losses on loans for 2010, 2009, and 2008. Allowance for losses on mortgage loans includes specific valuation allowances and valuation allowances associated with homogenous pools of loans. Dollar amounts are expressed in thousands.


                                     2010       2009       2008
                                 ---------------------------------
Balance at beginning of year     $ 20,699     13,807      8,097
  Provisions                       30,500     11,250      6,200
  Charge-offs                     (18,884)    (4,377)      (504)
  Recoveries                            1         19         14
                                 ---------------------------------
Balance at end of year           $ 32,316     20,699     13,807
                                 =================================

     The following tables provide a summary of information on impaired loans. Dollar amounts are expressed in thousands.


                                                  September 30,
                                                -----------------
                                                   2010    2009
                                                -----------------
  Impaired loans with a valuation allowance    $ 59,686  40,691
  Impaired loans without a valuation allowance   24,753  11,400
                                                -----------------
                                               $ 84,439  52,091
                                                =================
   Allowance for loan losses applicable to
      impaired loans                           $ 14,629   5,825
                                                =================


                                               2010    2009    2008
                                             ------------------------
   Average balance of impaired loans       $ 57,744  52,605  10,842
   Interest income recognized on
       impaired loans                         4,019   1,946     489
   Interest income received on a cash basis
       on impaired loans                      4,218   2,320     635


     A restructuring of debt is considered a Troubled Debt Restructuring (TDR) if, because of a debtor's financial difficulty, a creditor grants concessions that it would not otherwise consider. Included in the loans receivable balances are TDRs of approximately $23.7 million and $23.4 million at September 30, 2010 and 2009, respectively. At September 30, 2010 and 2009, no additional funds were committed to be advanced in connection with TDRs.

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





                                           2010
                 -------------------------------------------------------------
                       Residential
                 ----------------------              Construction
                    1-4     5 or more    Commercial      and
State             family     family      real estate  development     Total
------------------------------------------------------------------------------
Missouri        $ 157,444     32,806       62,281        82,174       334,705
Kansas             42,539      5,978       31,579       114,966       195,062
Texas              17,127      7,697       46,632         6,088        77,544
Colorado            5,903      1,769       51,502            --        59.174
Arizona            10,400        533       16,507         4,811        32,251
Oklahoma            2,727      3,953       19,837            --        26,517
Florida            14,330        896        9,699            --        24,925
North Carolina      8,202         --       16,715            --        24,917
Illinois            8,100        200       11,406            --        19,706
California         16,988         --        2,304            --        19,292
Ohio                3,479         --       14,532            --        18,011
Indiana             2,260         --       14,142            --        16,402
Washington          5,123         --        9,963            --        15,086
Georgia             4,840        884        5,533            --        11,257
Michigan              381         --        9,760            --        10,141
Other              65,663      4,361       54,308            --       124,332
                 -------------------------------------------------------------
                $ 365,506     59,077      376,700       208,039     1,009,322
                 =============================================================


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
                 =============================================================


     Proceeds from the sale of loans receivable held for sale during fiscal 2010, 2009 and 2008, were $1,703.7 million, $1,576.4 million, and $899.5 million, respectively. In fiscal 2010, the Bank realized gross gains of $36.6 million and $17,000 of gross losses. In fiscal 2009, the Bank realized gross gains of $29.1 million and $53,000 of gross losses. In fiscal 2008, the Bank realized gross gains of $14.3 million and gross losses of $312,000 on those sales

     The Bank issues various representations and warranties and standard recourse provisions associated with the sale of loans to outside investors, which may require the Bank to repurchase a loan that defaults or has identified defects, or to indemnify the investor in the event of a material breach of contractual representations and warranties. Such provisions related to early payoff and early payment default typically expire 90 to 180 days after purchase. Repurchase obligations related to fraud or misrepresentation remain outstanding during the life of the loan. During the fiscal year ended September 30, 2010 and 2009, the Bank established reserves related to various representations and warranties that reflect management's estimate of losses based on various factors. Such factors include estimated level of defects, historical repurchase demand, success rate in avoiding claims, and projected loss severity. Reserves are established at the time loans are sold, and updated during their estimated life. Although an investor may demand repurchase at any time, most occur within the first two to three years following origination. During the last six fiscal years, the Bank sold loans with recourse totaling $7.3 billion, of which $4.3 billion and $3.9 billion remain outstanding at September 30, 2010 and 2009, respectively. It is management's estimate that the total recourse associated with such loans was $2.2 million and $1.1 million at September 30, 2010 and 2009, respectively. The reserve for such losses is included in "Accrued expenses and other liabilities" in the Bank's consolidated financial statements. Prior to fiscal 2009, losses related to such representations and warranties were minimal.

     During the fiscal years ended September 30, 2010 and 2009, the Bank experienced increased losses resulting from investor charges for loans with defects, repurchased loans, and early prepayment and early default penalties. This trend accelerated during the last half of the fiscal 2009 and continued through fiscal 2010. The Company repurchased or incurred losses on loans with balances of $6.1 million and $12.4 million during fiscal year 2010 and 2009, respectively. Total losses incurred on these loans were $754,000 and $841,000 during fiscal year 2010 and 2009, respectively. Repurchased loans are recorded at fair value and evaluated for impairment in accordance with GAAP.

     The following table presents the activity in the reserve related to representations and warranties for the year ended September 30. Dollar amounts are expressed in thousands.



                                           2010      2009
                                        -------------------
Balance at beginning of year            $  1,063        --
Additions to reserve                       1,848     1,904
Losses and penalties incurred               (754)     (841)
                                        --------------------
Balance at end of year                  $  2,157     1,063
                                        ====================


     The increase in repurchase loans and settlement losses related primarily to weak economic conditions, as investors made increased demands associated with the higher level of loans in default. The Bank has had some success in avoiding claims. During fiscal 2009, the Bank successfully cleared nine out of thirty-two, or twenty-eight percent, of the repurchase requests that it received. During Fiscal 2010, the Bank successfully cleared eighteen out of forty-nine, or thirty-seven percent, of the repurchase and make whole requests that it received. This success rate is one indicator of future losses, but it is affected by various factors such as the type of claim and the investor making the claim. To the extent that economic conditions, particularly the housing market, do not recover, it is management's opinion that the Bank will continue to have increased loss severity on repurchased loans, resulting in further additions to the reserve. However, the Bank began to tighten underwriting standards in mid 2008, so it expects a lower level of repurchase requests for loans originated thereafter.


(7) FORECLOSED ASSETS HELD FOR SALE

     The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.


                                           2010      2009
                                        -------------------
Real estate acquired through (or deed in
  lieu of) foreclosure                  $ 40,689    10,140
Less: allowance for losses                (2,327)       --
                                        --------------------
    Total                               $ 38,362    10,140
                                        ====================


     The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.


                                 2010     2009     2008
                               --------------------------
Balance at beginning of year $      --      669      204
Provision for loss (recovery)    2,649      727    2,050
Charge-offs                     (1,060)  (1,691)  (1,819)
Recoveries                         738      295      234
                               --------------------------
Balance at end of year       $   2,327       --      669
                               ==========================


     In addition to the provision for loss noted above, the Company incurred net expenses of $2.0 million, $335,000, and $207,000 related to foreclosed assets held for sale during the fiscal years ended
September 30, 2010, 2009 and 2008, respectively.

(8) PREMISES AND EQUIPMENT

     The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

                                      2010       2009
                                    -------------------
Land                                $ 4,308      4,308
Buildings and improvements           12,671     12,428
Furniture, fixtures and equipment    10,911      9,220
                                    -------------------
                                     27,890     25,956
  Accumulated depreciation          (14,054)   (12,563)
                                    -------------------
  Total                            $ 13,836     13,393
                                    ===================


     Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended
September 30, 2010, 2009, and 2008, were approximately $552,000,
$568,000, and $622,000, respectively.

     Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.


                    Fiscal year ended
                    September 30,              Amount
                   -----------------------------------
                    2011                       $  452
                    2012                          654
                    2013                          632
                    2014                          434
                    2015                           70
                    Thereafter                     --


(9) INVESTMENT IN LLCs

     The Company is a partner in two limited liability companies, Central Platte Holdings LLC ("Central Platte") and NBH, LLC ("NBH"), which were formed for the purpose of purchasing and developing vacant land in Platte County, Missouri. These investments are accounted for using the equity method of accounting.

     The Company's investment in Central Platte consists of a 50% ownership interest in an entity that develops land for residential real estate sales. Sales of lots had not met previous expectations and, as a result, the Company evaluated its investment for impairment, in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. The Company utilizes a multi-faceted approach to measure the potential impairment. The internal model utilizes liquidation or appraised values determined by an independent third party appraisal; an on-going business, or discounted cash flows value; and a combination of both the previous approaches. The significant inputs include raw land values, absorption rates of lot sales, and a market discount rate. Management believes this multi-faceted approach is reasonable given the highly subjective nature of the assumptions and the differences in valuation techniques that are utilized within each approach (e.g., order of distribution of assets upon potential liquidation). As a result of this analysis, the Company determined that its investment in Central Platte was materially impaired and recorded an impairment charge of $2.0 million ($1.2 million, net of tax) during the year ended September 30, 2010. The Company's investment in Central Platte was $16.4 million at September 30, 2010.

     The Company's investment in NBH consists of a 50% ownership interest in an entity that holds raw land, which is currently zoned as agricultural. The general managers intend to rezone this property for commercial and/or residential development. The raw land was purchased in 2002. The Company accounts for its investment in NBH under the equity method. Due to the overall economic conditions surrounding real estate, the Company evaluated its investment for impairment in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. Potential impairment was measured based on liquidation or appraised values determined by an independent third party appraisal. As a result of this analysis, the Company determined that its investment in NBH was materially impaired and recorded an impairment charge of $1.1 million ($693,000, net of
tax) during the year ended September 30, 2010.   The Company's
investment in NBH was $1.4 million at September 30, 2010.


(10) MORTGAGE SERVICING RIGHTS

     The following provides information about the Bank's mortgage servicing rights for the years ended September 30. Dollar amounts are expressed in thousands.


                                          2010      2009     2008
                                       ----------------------------
Balance at beginning of year           $   351       716      911
Originated mortgage servicing rights         5        10       --
Amortization                              (105)     (418)    (243)
Impairment recovery                         12        43       48
                                       ----------------------------
Balance at end of year                 $   263       351      716
                                       ============================


(11) CUSTOMER AND BROKERED DEPOSIT ACCOUNTS

     Customer and brokered deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.


                                   2010                  2009
                             -----------------    ----------------
                               Amount      %         Amount      %
-------------------------------------------------------------------
Demand deposit accounts     $  79,948      8         80,201      9
Savings accounts               88,814     10         81,572      9
Money market demand accounts   20,033      2         14,991      2
Certificate accounts          677,764     73        520,017     57
Brokered accounts              66,894      7        207,844     23
                             -----------------    -----------------
                            $ 933,453    100        904,625    100
                             =================    =================
Weighted average interest rate   1.86%                 2.23%
                             ===========          ============


     The aggregate amount of certificate accounts in excess of $100,000 was approximately $201.5 million and $102.2 million as of September 30, 2010 and 2009, respectively.

     The following table presents contractual maturities of certificate and brokered accounts as of September 30, 2010. Dollar amounts are expressed in thousands.


                 Maturing during the fiscal year ended September 30,
              ---------------------------------------------------------
                                                        2016 and
                 2011    2012    2013    2014    2015    after   Total
              ---------------------------------------------------------
Certificate
    accounts $470,326  161,797  28,211   4,219  11,789   1,422  677,764
Brokered
    accounts   66,894       --      --      --      --      --   66,894
              ---------------------------------------------------------
  Total      $537,220  161,797  28,211   4,219  11,789   1,422  744,658
              =========================================================

     The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

                             2010       2009       2008
                          --------------------------------
Savings accounts          $    690        886      1,123
Money market demand and
  demand deposit accounts      320        500        701
Certificate and brokered
  accounts                  16,466     23,625     28,915
                          --------------------------------
                          $ 17,476     25,011     30,739
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

                                     2010                 2009
                              -----------------    -----------------
                                       Weighted             Weighted
                                       average               average
Year ended September 30,       Amount    rate       Amount     rate
--------------------------------------------------------------------
     2010                    $     --       --   $ 230,026     2.02%
     2011                     186,000     4.30%    186,000     4.30%
     2012                      25,000     2.18%     25,000     2.18%
     2013                      25,000     1.54%         --       --%
     2014                          --       --%         --       --%
     2015                      50,000     1.83%         --       --%
                             ------------------    -----------------
                            $ 286,000     3.44%  $ 441,026     2.99%
                             ==================    =================


     The Bank's advances have a fixed interest rate and require monthly interest payments, with a single principal payment due at maturity. At September 30, 2009,the Bank had advances totaling $5.0 million that are callable at the option of the Federal Home Loan Bank. These advances matured during the year ended September 30, 2010.


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

(14) INCOME TAXES PAYABLE

     The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:


                                            2010     2009    2008
                                          --------------------------
Statutory federal income tax rate           35.0%    35.0%    35.0%
State income taxes, net of federal benefit   3.2      3.1      3.0
Other, net                                  (6.5)    (0.6)    (2.5)
                                          --------------------------
                                            31.7%    37.5%    35.5%
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


                                          2010     2009     2008
                                      ----------------------------
Deferred loan fees and costs          $    (11)      30      101
Accrued interest receivable                 21      463     (726)
Tax depreciation vs. book
   depreciation                            124       41       80
Basis difference on investments            (10)      (3)      (5)
Loan loss reserves                      (6,332)  (2,402)  (3,160)
Mark-to-market adjustment                  460      186   (1,008)
Mortgage servicing rights                  (21)     (99)     (51)
Impairment loss on investments in LLCs  (1,207)      --       --
Accrued expenses                          (135)    (166)      --
Other                                      (62)     147     (113)
                                      ----------------------------
                                      $ (7,173)  (1,803)  (4,882)
                                      ============================


     The tax effect of significant temporary differences representing deferred tax assets and liabilities are presented in the following table. Dollar amounts are expressed in thousands.


                                                       2010     2009
                                                     -----------------
Deferred income tax assets:
  Loan loss reserves                                $ 14,322    7,990
  Book depreciation in excess of tax depreciation         36      160
  Accrued interest receivable                            440      461
  Accrued expenses                                       301      166
  Impairment loss on LLCs                              1,207       --
                                                     -----------------
                                                      16,306    8,777
                                                     -----------------
Deferred income tax liabilities:
  Mortgage servicing rights                              (64)     (85)
  Basis difference on investments                        (10)     (20)
  Deferred loan fees and costs                          (419)    (430)
  Unrealized gain on securities available for sale      (266)  (1,200)
  Mark-to-market adjustment                             (485)     (25)
  Other                                                 (304)    (366)
                                                      ----------------
                                                      (1,548)  (2,126)
                                                      ----------------
    Net deferred tax asset                          $ 14,758    6,651
                                                      ================

     The following table reconciles the liability for unrecognized tax benefits from the beginning to the end of the fiscal year ended
September 30.  Dollar amounts are expressed in thousands.

                                                       2010     2009
                                                     -----------------
Balance at beginning of year                      $     326       850
  Reductions attributable to tax positions taken
    during a prior period                                --      (300)
  Settlements attributable to tax positions taken
    during a prior period                              (251)     (224)
  Adjustment for over-accrual of liability for
    unrecognized tax benefits                           (75)        --
                                                     -------   -------
Liability for unrecognized tax benefits at
   end of year                                      $    --       326
                                                    ========   =======


     During the year ended September 30, 2010, the Company's liability for unrecognized tax benefit was eliminated due to settlements with various taxing authorities.

     The Company's liability for unrecognized tax benefits included $96,000 of related interest and penalties as of September 30, 2009.
The Company's policy is to recognize interest and penalties related to unrecognized tax benefits within income tax expense in the consolidated statements of income.

     The Company's federal and state income tax returns for fiscal years 2007 through 2009 remain subject to examination by the Internal Revenue Service and various state jurisdictions, based on the statute of limitations.


(15) STOCKHOLDERS' EQUITY

     During fiscal 2010, the Company paid quarterly cash dividends on common stock of $0.225 per share on November 27, 2009, and February 26, 2010. In accordance with the agreement with the Office of Thrift Supervision, the Company is restricted from the payment of dividends or other capital distributions during the period of the agreement without prior written consent from the Office of Thrift Supervision.

     During fiscal 2009, the Company paid quarterly cash dividends on common stock of $0.225 per share on November 28, 2008, February 27, 2009, May 29, 2009, and August 28, 2009.

     During fiscal 2008, the Company paid quarterly cash dividends on common stock of $0.225 per share on November 30, 2007, February 22, 2008, May 23, 2008, and August 22, 2008.

     During fiscal 2010, 2009 and 2008, the Company did not repurchase any shares of its own stock.


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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1, total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes that, as of September 30, 2010, the Bank meets all capital adequacy requirements, to which it is subject.

     As of September 30, 2010 and 2009, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management does not believe that there are any conditions or events occurring since notification that would change the Bank's category.

     The following tables summarize the relationship between the Bank's capital and regulatory requirements. Dollar amounts are expressed in thousands.
                                              September 30,
                                           ------------------
                                             2010      2009
-------------------------------------------------------------
GAAP capital (Bank only)                  $170,419   167,168
Adjustment for regulatory capital:
  Intangible assets                         (2,571)   (2,671)
  Disallowed servicing and deferred
    tax assets                                 (23)      (39)
  Reverse the effect of SFAS No. 115          (424)   (1,911)
                                           ------------------
     Tangible capital                      167,401   162,547
  Qualifying intangible assets                  --        --
                                           ------------------
     Tier 1 capital (core capital)         167,401   162,547
  Qualifying valuation allowance            16,227    14,284
                                           ------------------
     Risk-based capital                   $183,628   176,831
                                           ==================





                                                               As of September 30, 2010
                                         --------------------------------------------------------------

                                            Actual         Minimum Required for  Minimum Required to be
                                                              Capital Adequacy      "Well Capitalized"
                                         ----------------   -------------------  ---------------------
                                          Amount   Ratio      Amount    Ratio       Amount     Ratio
                                         ----------------    ------------------  ---------------------
Total capital to risk-weighted assets   $183,628    14.2%    103,738     >=8%       129,673     >=10%
Core capital to adjusted tangible assets 167,401    11.9%     56,444     >=4%        70,555     >=5%
Tangible capital to tangible assets      167,401    11.9%     21,167    >=1.5%           --      --
Tier 1 capital to risk-weighted assets   167,401    12.9%         --      --         77,804     >=6%








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

     The Bank's contributions to the Plan amounted to $583,000, $468,000, and $337,000 for the years ended September 30, 2010, 2009, and 2008, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of income.


(18) STOCK OPTION PLAN

     On January 27, 2004, the Company's stockholders approved an equity stock option plan through which options to purchase up to 250,000 shares of common stock may be granted to officers and employees of the Company. Options may be granted over a period of ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant.

     The following table summarizes Option Plan activity during fiscal years 2010, 2009, and 2008.


                                           Weighted avg.   Range of
                                   Number exercise price exercise price
                                  of shares  per share     per share
                                 -------------------------------------
Options outstanding
  at October 1, 2007                 78,657   $ 36.30   $ 30.33-42.53
    Forfeited                        (6,619)    35.08     30.33-42.17
                                 -------------------------------------
Options outstanding
  at September 30, 2008              72,038   $ 36.42   $ 30.33-42.53
    Forfeited                       (10,000)    35.50        35.50
                                 -------------------------------------
Options outstanding
  at September 30, 2009              62,038   $ 36.56   $ 30.33-42.53
    Forfeited                       (12,500)    42.17        42.17
                                 -------------------------------------
Options outstanding
  at September 30, 2010              49,538   $ 35.15   $ 30.33-42.53
                                 =====================================


     The weighted average remaining contractual life of options outstanding at September 30, 2010, 2009 and 2008 were 5.8 years, 5.6 years and 5.8 years, respectively.

     The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2010.


                            Number         Weighted average
                          of shares         exercise price
                       -------------------------------------
Expiring on:
  July 27, 2014              3,000             $ 35.50
  November 30, 2014            500               39.79
  August 1, 2015            10,000               42.17
  August 4, 2015               500               42.53
  July 21, 2016             15,500               32.91
  November 29, 2016          6,000               39.33
  July 24, 2017             14,038               30.33
                       -------------------------------------
                            49,538             $ 35.15
                       =====================================

     Of the options outstanding at September 30, 2010, 38,423 are immediately exercisable and 11,115 are exercisable at future dates in accordance with the vesting schedules outlined in each stock option agreement.

     The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2010.


                         Options Outstanding                         Options Exercisable
               -----------------------------------------------   ---------------------------
                              Weighted avg.     Weighted avg.                  Weighted avg.
  Range of                     remaining          exercise                       exercise
exercise prices     Number   contractual life       price             Number       price
--------------------------------------------------------------   ---------------------------
 $ 35.50             3,000      3.8 years         $ 35.50              3,000      $ 35.50
   39.79               500      4.2 years           39.79                500        39.79
   42.17-42.53      10,500      4.8 years           42.18             10,500        42.18
   32.91            15,500      5.8 years           32.91             12,400        32.91
   39.33             6,000      6.2 years           39.33              3,600        39.33
   30.33            14,038      6.8 years           30.33              8,423        30.33
                   ---------                                         ---------
                    49,538                                            38,423
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

     The following table presents financial information from the Company's operating segments for the years ended September 30, 2010, 2009, and 2008. Dollar amounts are expressed in thousands.






Year ended                       Mortgage    Other and
September 30, 2010     Banking   Banking    Eliminations   Consolidated
------------------------------------------------------------------------
Net interest income $    54,310       --         (462)         53,848
Provision for
  loan losses            30,500       --           --          30,500
Other income              5,532   42,444       (4,396)         43,580
General and admin.
  expenses               24,345   33,838         (516)         57,667
Income tax expense        1,349    3,313       (1,724)          2,938
                       ---------------------------------------------------
   Net income (loss)$     3,648    5,293       (2,618)          6,323
                      ====================================================
Total assets        $ 1,413,199    1,192       19,805       1,434,196
                      ====================================================




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

     As of September 30, 2010, the Bank had outstanding commitments to originate $4.0 million in commercial real estate loans, $228.5 million of fixed rate residential first mortgage loans and $71.4 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 5.5%. Residential mortgage loan commitments have an approximate average committed rate of 4.2% and approximate average fees and discounts of 0.1%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration. As of September 30, 2010, the Bank had outstanding commitments related to stand-by letters of credit of $1.3 million.

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

     At September 30, 2010 and 2009, the Bank had commitments to sell loans of approximately $298.1 million and $154.7 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank's loans receivable held for sale would be exposed to
market fluctuations.   Management does not expect any other party to
default on its obligations and, therefore, does not expect to incur any costs due to such possible default.

(21) LEGAL CONTINGENCIES

     Various legal claims arise from time to time within the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.


(22) SIGNIFICANT ESTIMATES AND CONCENTRATIONS

     The current protracted economic decline continues to present financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.
     Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.


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
                                                ======


     The difference between the aggregate fair value and the aggregate unpaid principal balance of these loans was $5.0 million and $2.0 million at September 30, 2010 and 2009, respectively. Interest income on loans held for sale is included in interest on loans receivable in the accompanying statements of income.

(24) DERIVATIVE INSTRUMENTS

     The Company has commitments outstanding to extend credit that have not closed prior to the end of the period. As the Company enters into commitments to originate loans, it also enters into commitments to sell the loans in the secondary market. Such commitments to originate loans held for sale are considered derivative instruments in accordance with GAAP, which requires the Company to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As a result of marking to market commitments to originate loans, the Company recorded an increase in other assets of $948,000, an increase in other liabilities of $424,000, and an increase in other income of $524,000 for the year ended September 30, 2010. The Company recorded an increase in other assets of $646,000, a decrease in other liabilities of $50,000, and an increase in other income of $696,000 for the year ended September 30, 2009.

     Additionally, the Company has commitments to sell loans that have closed prior to the end of the period. Due to the mark to market adjustment on commitments to sell loans held for sale, the Company recorded an increase in other assets of $642,000, an increase in other liabilities of $505,000, and an increase in other income of $138,000 during the year ended September 30, 2010. The Company recorded an increase in other assets of $89,000, an increase in other liabilities of $147,000, and a decrease in other income of $59,000 during the year ended September 30, 2009

     The balance of derivative instruments related to commitments to originate and sell loans at September 30, 2010 and 2009, is disclosed in Footnote 25, Fair Value Measurements.


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

Available for sale securities

     Securities available for sale consist of corporate debt, trust preferred and municipal securities and are valued using quoted market prices in an active market. This measurement is classified as Level 1 within the hierarchy.

     Mortgage-backed available for sale securities are valued by using broker dealer quotes for similar assets in markets that are not active. Such quotes are based on actual transactions for similar assets. Although the Company does not validate these quotes, they are reviewed by management for reasonableness in relation to current market conditions. Additionally, they are obtained from experienced brokers who have an established relationship with the Bank and deal regularly with these types of securities. The Company does not make any adjustment to the quotes received from broker dealers. These measurements are classified as Level 2.

Loans held for sale

     Loans held for sale are valued using quoted market prices for loans with similar characteristics. This measurement is classified as Level 2 within the hierarchy.

Mortgage Servicing Rights

     Mortgage servicing rights do not trade in an active market with readily observable market prices. Therefore, fair value is assessed using a valuation model that calculates the discounted cash flow using assumptions such as estimates of prepayment speeds, market discount rates, servicing fee income, and cost of servicing. These measurements are classified as Level 3. Mortgage servicing rights are initially recorded at amortized cost and are amortized over the period of net servicing income. They are evaluated for impairment monthly, and valuation adjustments are recorded as necessary to reduce the carrying value to fair value.

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

     The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall at September 30, 2010 (in thousands):



                                        Quoted Prices in    Significant     Significant
                                        Active Markets for     Other        Unobservable
                                   Fair  Identical Assets    Observable        Inputs
                                   Value     (Level 1)    Inputs (Level 2)    (Level 3)
                                -------------------------------------------------------
Assets:
  Securities, available for sale
      Corporate debt securities $  17,723      17,723               --             --
      Trust preferred securities   10,346      10,346
      Municipal securities             23          23
  Mortgage-backed securities,
    available for sale
      Pass through certificates
        guaranteed by GNMA -
          fixed rate                  101          --              101             --
      Pass through certificates
        guaranteed by FNMA -
          adjustable rate             193          --              193             --
      FHLMC participation certificates:
        Fixed rate                    437          --              437             --
        Adjustable rate               180          --              180             --
  Loans held for sale             179,845          --          179,845             --
  Mortgage servicing rights           263          --               --            263
  Commitments to originate loans    2,177          --               --          2,177
  Forward sales commitments           902          --               --            902
                                -------------------------------------------------------
Total assets                    $ 212,190      28,092          180,756          3,342
                                =======================================================

Liabilities:
  Commitments to originate
    loans                       $     630          --               --            630
  Forward sales commitments         1,142          --               --          1,142
                                -------------------------------------------------------
Total liabilities               $   1,772          --               --          1,772
                                =======================================================


The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall at September 30, 2009 (in thousands):



                                        Quoted Prices in    Significant     Significant
                                        Active Markets for     Other        Unobservable
                                   Fair  Identical Assets    Observable        Inputs
                                   Value     (Level 1)    Inputs (Level 2)    (Level 3)
                                -------------------------------------------------------
Assets:
  Securities, available for sale
      Corporate debt securities $  21,625      21,625               --             --
      Municipal securities             29          29
  Mortgage-backed securities,
    available for sale
      Pass through certificates
        guaranteed by GNMA -
          fixed rate                  114          --              114             --
      Pass through certificates
        guaranteed by FNMA -
          adjustable rate           5,991          --            5,991             --
      FHLMC participation certificates:
        Fixed rate                    579          --              579             --
        Adjustable rate            39,865          --           39,865             --
  Loans held for sale              81,367          --           81,367             --
  Mortgage servicing rights           351          --               --            351
  Commitments to originate loans    1,230          --               --          1,230
  Forward sales commitments           260          --               --            260
                                -------------------------------------------------------
Total assets                    $ 151,411      21,654          127,916          1,841
                                =======================================================

Liabilities:
  Commitments to originate
    loans                       $     206          --               --            206
  Forward sales commitments           638          --               --            638
                                -------------------------------------------------------
Total liabilities               $     844          --               --            844
                                =======================================================






     The following table is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying balance sheet using significant unobservable (Level 3) inputs (in thousands):




                                        Mortgage     Commitments
                                       Servicing     to Originate   Forward Sales
                                        Rights           Loans       Commitments
                                      ---------------------------------------------
Balance at October 1, 2008            $     716           327             (319)
Total realized and unrealized
  gains (losses):
    Included in net income                 (375)          696              (59)
Issuances                                    10            --               --
                                      ---------------------------------------------
Balance at September 30, 2009         $     351         1,023             (378)
Total realized and unrealized
  gains (losses):
    Included in net income                  (93)          524              138
Issuances                                     5            --               --
                                      ---------------------------------------------
Balance at September 30, 2010         $     263         1,547             (240)
                                      =============================================



     Realized and unrealized gains and losses noted in the table above and included in net income for the year ended September 30, 2010, are reported in the consolidated statements of income as follows (in thousands):

                                          Impairment
                               Loan        Recovery
                             Servicing    on Mortgage       Other
                               Fees     Servicing Rights   Income
                           ----------------------------------------
Total gains (losses)       $   (105)            12            662
                           ========================================
Changes in unrealized gains
  (losses) relating to assets
  still held at the balance
  sheet date               $     --               --           --
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

Impaired loans

     Loans for which it is probable that the Company will not collect principal and interest due according to contractual terms are measured for impairment. If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and other internal assessments of value. Impaired loans are classified within Level 3 of the fair value hierarchy.

     The carrying value of impaired loans that were re-measured during the year ended September 30, 2010 was $67.6 million. There were no impaired loans that were re-measured during the year ended September 30, 2009.

Foreclosed Assets Held for Sale

     Foreclosed assets held for sale are initially recorded at fair value as of the date of foreclosure less any estimated selling costs (the "new basis") and are subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. Fair value is estimated through current appraisals, broker price opinions, or listing prices. Foreclosed assets held for sale are classified within Level 3 of the fair value hierarchy.

     The carrying value of foreclosed assets held for sale was $38.3 million at September 30, 2010. During fiscal 2010, charge-offs and increases in specific reserves related to foreclosed assets held for sale that were re-measured during the period totaled $2.3 million. During fiscal 2009, charge-offs related to foreclosed assets held for sale that were re-measured during the period totaled $293,000.

Investment in LLCs

     Investments in LLCs are accounted for using the equity method of accounting. These investments are analyzed for impairment in accordance with ASC 323-10-35-32, which states that an other than temporary decline in value of an equity method investment should be recognized. The Company evaluates its investments in LLCs using a multi-faceted approach. The internal model utilizes liquidation or appraised values as determined by an independent third party appraiser; an on-going business or discounted cash flows value; and a combination of both the previous approaches. The significant inputs include raw land values, absorption rates of lot sales, and a market discount rate. Management believes this multi-faceted approach is reasonable given the highly subjective nature the assumptions and the differences in valuation techniques that are utilized within each approach (e.g., order of distribution of assets upon potential liquidation).
Investment in LLCs are classified within Level 3 of the fair value hierarchy.

     The carrying value of the Company's investment in LLCs was $17.8 million at September 30, 2010. During fiscal 2010, the Company recorded an impairment charge of $3.1 million on its investment in LLCs (see Footnote 9).

     The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value:

CASH AND CASH EQUIVALENTS
The carrying amount reported in the consolidated balance sheets is a reasonable estimate of fair value.

SECURITIES AND MORTGAGE-BACKED SECURITIES HELD TO MATURITY
Securities that trade in an active market are valued using quoted market prices. Securities that do not trade in an active market are valued using quotes from broker-dealers that reflect estimated offer prices.

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

SUBORDINATED DEBENTURES
Fair values are based on quotes from broker-dealers that reflect estimated offer prices.

COMMITMENTS TO ORIGINATE, PURCHASE AND SELL LOANS
The estimated fair value of commitments to originate, purchase, or sell loans is based on the difference between current levels of interest rates and the committed rates.


     The following tables present the carrying values and fair values of the Company's financial instruments. Dollar amounts are expressed in thousands.




                                           September 30, 2010           September 30, 2009
                                      --------------------------    -------------------------
                                                     Estimated                     Estimated
                                       Carrying         fair         Carrying         fair
                                        value          value          value          value
                                      --------------------------    -------------------------
Financial Assets:
  Cash and cash equivalents          $  14,033         14,033         63,250         63,250
  Securities held to maturity            1,232          1,561          1,290          1,375
  Stock in Federal Home Loan Bank       15,873         15,873         26,640         26,640
  Mortgage-backed securities held
    to maturity                         46,276         46,300         11,125         11,343
  Loans receivable held for
    investment                       1,041,041      1,043,886      1,238,995      1,272,543

Financial Liabilities:
  Customer deposit accounts          $ 866,559        869,941        696,781        706,330
  Brokered deposit accounts             66,894         66,797        207,844        208,634
  Advances from FHLB                   286,000        288,061        441,026        449,613
  Subordinated debentures               25,774         10,310         25,774         25,774




                                           September 30, 2010           September 30, 2009
                                      --------------------------    -------------------------
                                       Contract or    Estimated      Contract or    Estimated
                                        notional      unrealized      notional      unrealized
                                         amount          gain          amount          gain
                                      --------------------------    -------------------------
Unrecognized financial instruments:
  Lending commitments - fixed
    rate, net                        $   6,127             (5)         1,326             47
  Lending commitments - floating
    rate                                   417              6             --             --
  Commitments to sell loans                 --             --             --             --




     The fair value estimates presented are based on pertinent information available to management as of September 30, 2010 and 2009. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.


(26)  SUPERVISORY AGREEMENT

     On April 30, 2010, the Board of Directors of North American Savings Bank, F.S.B. (the "Bank"), a wholly owned subsidiary of the Company, entered into a Supervisory Agreement with the Office of Thrift Supervision ("OTS"), the Bank's primary regulator, effective as of that date. The agreement requires, among other things, that the Bank revise its policies regarding internal asset review, obtain an independent assessment of its allowance for loan and lease losses methodology and conduct an independent third-party review of a portion of its commercial and construction loan portfolios. The agreement also directs the Bank to provide a plan to reduce its classified assets and its reliance on brokered deposits, and restricts the payment of dividends or other capital distributions by the Bank during the period
of the agreement.   The agreement did not direct the Bank to raise
capital, make management or board changes, revise any loan policies or restrict lending growth. The Bank received written communication from OTS that, notwithstanding the existence of the Supervisory Agreement, the Bank will not be deemed to be in "troubled condition."

     On April 30, 2010, the Company's Board of Directors entered into an agreement with the Office of Thrift Supervision ("OTS"), the Company's primary regulator, effective as of that date. The agreement restricts the payment of dividends or other capital distributions by the Company and restricts the Company's ability to incur, issue or renew any debt during the period of the agreement.

     As of September 30, 2010, the Company and the subsidiary Bank are in compliance with these regulatory agreements.

(27) PARENT COMPANY FINANCIAL INFORMATION

NASB Financial, Inc.
Balance Sheets

<Caption




                                                                                 September 30,
                                                                           -----------------------
                                                                              2010        2009
                                                                           -----------------------
                                                                            (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                  $    2,060       2,172
Loans receivable                                                                  698         724
Accrued interest receivable                                                         3           3
Investment in subsidiary                                                      170,418     167,168
Investment in LLCS                                                             17,799      21,045
Investment in NASB Trust Preferred I                                              774         774
Other assets                                                                      531         302
                                                                           -----------------------
                                                                            $ 192,283     192,188
                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Subordinated debentures                                                   $  25,774      25,774
  Escrows                                                                          36          36
  Accrued interest payable                                                         93          93
  Income taxes receivable                                                      (1,382)       (103)
                                                                           -----------------------
      Total liabilities                                                        24,521      25,800
                                                                           -----------------------

Stockholders' equity
  Common stock                                                                  1,479       1,479
  Additional paid-in capital                                                   16,603      16,525
  Retained earnings                                                           187,674     184,891
  Treasury stock                                                              (38,418)    (38,418)
  Accumulated other comprehensive income                                          424       1,911
                                                                           -----------------------
      Total stockholders' equity                                              167,762     166,388
                                                                           -----------------------
                                                                            $ 192,283     192,188
                                                                           =======================

NASB Financial, Inc.
Statements of Income


                                                        Years Ended September 30,
                                                  ------------------------------------
                                                     2010         2009         2008
                                                  ------------------------------------
                                                        (Dollars in thousands)
Income:
  Income from subsidiary                         $   8,659       19,360       10,326
  Interest and dividend income                          42           49           73
  Gain on sale of real estate                           70           --           --
  Impairment loss on investment in LLCs             (3,126)          --           --
  Loss from investment in LLCs                        (128)        (117)        (265)
                                                  ------------------------------------
     Total income                                    5,517       19,292       10,134
                                                  ------------------------------------
Expenses:
  Interest on subordinated debentures                  504          856        1,357
  Professional fees                                     87           70           63
  Other expense                                         65           64           63
                                                  ------------------------------------
    Total general expenses                             656          990        1,483
                                                  ------------------------------------
  Income before income tax expense                   4,861       18,302        8,651
Income tax benefit                                  (1,462)        (407)        (645)
                                                  ------------------------------------
      Net income                                  $  6,323       18,709        9,296
                                                  ====================================


NASB Financial, Inc.
Statements of Cash Flows


                                                              Years ended September 30,
                                                            -----------------------------
                                                               2010      2009      2008
                                                            -----------------------------
                                                                (Dollars in thousands)
Cash flows from operating activities:
 Net income                                                 $  6,323    18,709     9,296
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Gain on sale of real estate                                  (70)       --        --
    Loss from investment in LLCs                                 128       117       265
    Impairment loss on investment in LLCs                      3,126        --        --
    Equity in undistributed earnings of subsidiary            (4,659)  (11,361)     (326)
    Change in income taxes payable                            (1,278)      (50)      (62)
    Change in accrued interest payable                            --      (102)     (111)
    Other                                                       (161)       --        --
                                                            -----------------------------
    Net cash provided by operating activities                  3,409     7,313     9,062
                                                            -----------------------------

Cash flows from investing activities:
  Principal repayments of loans receivable                        26       166       275
  Investment in LLC                                               (7)     (479)   (1,890)
  Other                                                           --      (302)       --
                                                            -----------------------------
    Net cash provided by (used in) investing activities           19     (615)   (1,615)
                                                            -----------------------------

Cash flows from financing activities:
  Cash dividends paid                                         (3,540)   (7,080)   (7,080)
  Change in escrows                                               --        (5)        1
                                                            -----------------------------
    Net cash used in financing activities                     (3,540)   (7,085)   (7,079)
                                                            -----------------------------
    Net increase (decrease) in cash and cash equivalents        (112)     (387)      368
    Cash and cash equivalents at beginning of period           2,172     2,559     2,191
                                                            -----------------------------

    Cash and cash equivalents at end of period              $  2,060     2,172     2,559
                                                            =============================



Report of Independent Registered Public Accounting Firm
----------------------------------------------------------------------

Audit Committee, Board of Directors and Stockholders
NASB Financial, Inc.
Grandview, Missouri


     We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. (the "Company") as of September 30, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2010. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NASB Financial, Inc. as of September 30, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NASB Financial, Inc.'s internal control over financial reporting as of September 30, 2010 based on criteria established in, Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 14, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.


/s/ BKD LLP

Kansas City, Missouri
December 14, 2010

SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS
----------------------------------------------------------------------
     The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands except per share data.



                               First      Second      Third      Fourth
2010                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 21,965     20,508      20,864      19,879      83,216
Interest expense                8,160      7,389       6,934       6,885      29,368
                             --------------------------------------------------------
Net interest income            13,805     13,119      13,930      12,994      53,848
Provision for loan losses       9,000      5,000      11,500       5,000      30,500
                             --------------------------------------------------------
Net interest income after
  provision for loan losses     4,805      8,119       2,430       7,994      23,348
Other income                   10,200      9,314      11,522      12,544      43,580
General and administrative
  expenses                     13,657     12,320      14,909      16,781      57,667
                             --------------------------------------------------------
Income before income taxes      1,348      5,113        (957)      3,757       9,261
Income tax expense                 19      1,894        (497)      1,522       2,938
                             --------------------------------------------------------
Net income                   $  1,329      3,219        (460)      2,235       6,323
                             ========================================================
Earnings per share - basic   $   0.17       0.41       (0.06)       0.28        0.80
                             ========================================================
Average shares outstanding      7,868      7,868       7,868       7,868       7,868



                               First      Second      Third      Fourth
2009                          Quarter     Quarter    Quarter     Quarter     Total
-------------------------------------------------------------------------------------
Interest income              $ 22,955     21,758      22,527      22,585      89,825
Interest expense               12,373     10,752      10,339       8,956      42,420
                             --------------------------------------------------------
Net interest income            10,582     11,006      12,188      13,629      47,405
Provision for loan losses         250      1,000       4,000       6,000      11,250
                             --------------------------------------------------------
Net interest income after
  provision for loan losses    10,332     10,006       8,188       7,629      36,155
Other income                    5,199      9,230      12,742      13,323      40,494
General and administrative
  expenses                      9,599     11,544      14,032      11,541      46,716
                             --------------------------------------------------------
Income before income taxes      5,932      7,692       6,898       9,411      29,933
Income tax expense              2,284      2,961       2,656       3,323      11,224
                             --------------------------------------------------------
Net income                   $  3,648      4,731       4,242       6,088      18,709
                             ========================================================
Earnings per share - basic   $   0.46       0.60        0.54        0.77        2.38
                             ========================================================
Average shares outstanding      7,868      7,868       7,868       7,868       7,868







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

KEITH B. COX
President
NASB Financial, Inc. and North American Savings Bank

PAUL L. THOMAS
Vice President
NASB Financial, Inc.
Executive Vice President and Chief Credit Officer
North American Savings Bank

FREDERICK V. ARBANAS
Retired
Jackson County Legislature

BARRETT BRADY
Retired

LAURA BRADY
President and Chief Executive Officer, Medical Positioning, Inc.
Kansas City, Missouri

LINDA S. HANCOCK
Linda Smith Hancock Interiors
Kansas City, Missouri

W. RUSSELL WELSH
Chairman & Chief Executive Officer, Polsinelli Shughart PC
Kansas City, Missouri

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

MICHAEL BRAMAN
Vice President, Loan Servicing

PHIL CRAVEN
Vice President, Commercial Lending

SHERRIE EIMER
Vice President, Branch Administration

CATHLEEN GWIN
Vice President, Residential Lending

SCOTT HAASE
Vice President, Residential Lending

JEFF JACKSON
Vice President, Information Technology

KAREN JACOBSON
Vice President, Branch Operations

RACHEL JONES
Vice President, Loan Servicing

LISA LILLARD
Vice President, Information Technology

MARQUISE MANSAW
Vice President, Residential Lending

LUKE MILLER
Vice President, Internal Asset Review

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

LORI WEST
Vice President, Loan Servicing

DONNA WILLIAMS
Vice President, Construction Lending

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

789 NE Rice Road
Lee's Summit, Missouri

4350 S National Avenue, Suite A100
Springfield, Missouri

CONSTRUCTION LENDING
12520 South 71 Highway
Grandview, Missouri

LOAN ADMINISTRATION
12520 South 71 Highway
Grandview, Missouri


INVESTOR INFORMATION
-------------------------------------------------------------------
ANNUAL MEETING OF STOCKHOLDERS:
     The Annual Meeting of Stockholders will be held on Thursday, January 20, 2011, at 8:30 a.m. in the lobby of North American Savings Bank, 12498 South 71 Highway, Grandview, Missouri.

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

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:
     BKD LLP, 1201 Walnut, Suite 1700, Kansas City, Missouri 64106

SHAREHOLDER AND FINANCIAL INFORMATION:
     Contact Keith B. Cox, NASB Financial, Inc., 12498 South 71
Highway, Grandview, Missouri  64030, (816) 765-2200.


COMMON STOCK PRICES AND DIVIDENDS
-------------------------------------------------------------------
     At September 30, 2010, stockholders held 7,867,614 outstanding shares of NASB Financial, Inc. common stock. The company paid cash dividends of $0.225 per share in February, May, August, and November 2008. Cash dividends of $0.225 per share were paid in February, May, August, and November 2009. The Company paid cash dividends of $0.225 per share in February 2010.

     The table below reflects the Company's high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                      Fiscal 2010            Fiscal 2009
                   ----------------       ----------------
Quarter ended        High      Low          High      Low
-----------------------------------------------------------
December 31       $ 27.24    22.47         29.74    21.00
March 31            24.08    18.85         26.81    12.48
June 30             24.40    14.96         31.10    20.60
September 30        15.97    13.05         31.94    23.55