Form 10-K, Exhibit 13
period 2011-09-30
NASB FINANCIAL INC
filed 2011-12-14
CIK 1059131

Exhibit 13

NASB Financial, Inc.

December 14, 2011

Dear Shareholder:

Fiscal 2011 Results:

The past year has been a difficult period for NASB, as the depth and breadth of the real estate recession has continued to adversely impact our loan portfolios. During the fiscal year ended September 30, 2011, we recorded loan loss provisions of $49.4 million. These charges enabled us to address problem loans, and to more closely align the values of the collateral securing our loans with accounting and regulatory guidelines. We additionally took total charges during the year of $11.4 million to recognize changes in values of real estate we own through foreclosure. These total pre-tax charges of $60.8 million resulted in a net loss of $16.3 million for the fiscal year. As of September 30, 2011, we have $24.0 million of “non-performing” loans (generally more than ninety days delinquent), net of specific reserves, and we own $16.9 million of real estate acquired through foreclosure. Given the current regulatory and economic environment, it is not unlikely that we will make additional provisions in the coming year.

We also have loans of $108.6 million that are performing under contractual terms but, for a variety of reasons, are deemed “substandard,” and generally require larger levels of reserves. We have a notable disparity between loans adversely classified and the much lesser amount of non-performing assets. A reduction in these asset categories is our primary focus for fiscal year 2012.

On a positive note, even after the large amount of provision we recorded during fiscal year 2011, we ended the year with total tangible capital plus general loss reserves of $182.3 million, compared to $185.1 million at September 30, 2010. Our “Texas Ratio” (non-performing assets/tangible capital + allowance for loan loss) was 22.4% at September 30, 2011, and was 33.1% at the end of the previous year. This is one performance standard that is commonly used by industry analysts.

Fiscal 2012 and Beyond:

Despite recent overall improving performances in our industry, we are aware that we have additional challenges in our future. The current recession over the last several years has taken a greater toll on the real estate industry than other areas. We are seeing gradual improvements, and are doing our very best to position our company to use these positive changes to more rapidly address existing problems, and to lay the foundation for a return to superior profitability. I believe we have the necessary capital and personnel to achieve these goals. We appreciate the support we have received from our customers and shareholders, and we are optimistically looking forward to the coming years.

Sincerely,

David H. Hancock
Board Chairman

NASB Financial, Inc.

2011 Annual Report

Contents

1	Letter to Shareholders
2	Contents and Financial Highlights
3	Selected Consolidated Financial and Other Data
4-17	Management’s Discussion and Analysis of Financial Condition and Results of Operations
18-62	Consolidated Financial Statements
63	Report of Independent Registered Public Accounting Firm
64	Summary of Unaudited Quarterly Operating Results and Listing of Directors
65	Listing of Officers
66	Listing of Branch Offices, Investor Information, and Common Stock Prices and Dividends
67	Stockholder Return Performance Presentation

Financial Highlights

	2011	2010	2009	2008	2000	1990
	(Dollars in thousands, except per share data)
For the year ended September 30:
Net interest income	$52,166	53,848	47,405	39,015	35,838	7,983
Net interest spread	4.28%	3.73%	2.95%	2.36%	3.71%	1.99%
Other income	$24,474	43,580	40,494	18,407	9,409	2,774
General and administrative expenses	53,698	57,667	46,716	36,819	20,120	8,169
Net income (loss)	(16,268)	6,323	18,790	9,296	14,721	(369)
Basic earnings per share	(2.07)	0.80	2.38	1.18	1.66	(0.18)
Cash dividends paid	—	3,540	7,080	7,080	3,370	—
Dividend payout ratio	—	55.99%	37.84%	76.16%	22.89%	—
At year end:
Assets	$1,253,584	1,434,196	1,559,562	1,516,761	984,525	388,477
Loans, net	1,032,568	1,220,886	1,320,362	1,344,520	914,012	180,348
Investment securities	111,986	76,511	80,618	60,059	20,451	179,599
Customer and brokered deposit accounts	809,675	933,453	904,625	769,379	621,665	333,634
Stockholders’ equity	150,378	167,762	166,388	152,412	83,661	16,772
Book value per share	19.11	21.32	21.15	19.37	9.84	1.83
Basic shares outstanding (in thousands)	7,868	7,868	7,868	7,868	8,500	9,148
Other Financial Data:
Return on average assets	(1.21)%	0.42%	1.22%	0.61%	1.63%	(0.20)%
Return on average equity	(10.23)%	3.78%	11.74%	6.16%	18.12%	(2.50)%
Stockholders’ equity to assets	12.00%	11.70%	10.67%	10.05%	8.50%	4.30%
Average shares outstanding (in thousands)	7,868	7,868	7,868	7,868	8,863	8,116
Selected year end information:
Stock price per share: Bid	$10.00	15.90	25.96	29.41	14.50	1.03
Ask	10.07	16.79	26.27	31.00	15.50	1.13

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

SUMMARY STATEMENT OF OPERATIONS	2011	2010	2009	2008	2007
Interest income	$72,709	83,216	89,825	95,521	103,818
Interest expense	20,543	29,368	42,420	56,506	62,139

Net interest income	52,166	53,848	47,405	39,015	41,679
Provision for loan losses	49,394	30,500	11,250	6,200	1,634

Net interest income after provision for loan losses	2,772	23,348	36,155	32,815	40,045
Other income	24,474	43,580	40,494	18,407	21,198
General and administrative expenses	53,698	57,667	46,716	36,819	36,329

Income (loss) before income tax expense	(26,452)	9,261	29,933	14,403	24,914
Income tax expense (benefit)	(10,184)	2,938	11,224	5,107	9,595

Net income (loss)	$(16,268)	6,323	18,709	9,296	15,319

Earnings (loss) per share:
Basic	$(2.07)	0.80	2.38	1.18	1.89
Diluted	(2.07)	0.80	2.38	1.18	1.88
Average shares outstanding (in thousands)	7,868	7,868	7,868	7,868	8,101

SUMMARY BALANCE SHEET	2011	2010	2009	2008	2007
Assets:
Bank deposits	$995	9,669	60,771	6,331	18,847
Stock in Federal Home Loan Bank	13,551	15,873	26,640	26,284	22,307
Securities	111,986	76,511	80,618	60,059	80,881
Loans receivable held for sale, net	115,434	179,845	81,367	64,030	47,233
Loans receivable held for investment, net	917,134	1,041,041	1,238,995	1,280,490	1,269,359
Non-interest earning assets	94,484	111,257	71,171	79,567	67,856

Total assets	$1,253,584	1,434,196	1,559,562	1,516,761	1,506,483

Liabilities:
Customer & brokered deposit accounts	$809,675	933,453	904,625	769,379	855,536
Advances from Federal Home Loan Bank	247,000	286,000	441,026	550,091	458,933
Subordinated debentures	25,774	25,774	25,774	25,774	25,774
Non-interest costing liabilities	20,757	21,207	21,749	19,105	16,848

Total liabilities	1,103,206	1,266,434	1,393,174	1,364,349	1,357,091
Stockholders’ equity	150,378	167,762	166,388	152,412	149,392

Total liabilities and stockholders’ equity	$1,253,584	1,434,196	1,559,562	1,516,761	1,506,483

Book value per share	$19.11	21.32	21.15	19.37	18.99

OTHER DATA	2011	2010	2009	2008	2007
Loans serviced for others	$65,484	60,637	93,350	65,253	84,735
Number of full service branches	9	9	9	9	9
Number of employees (full-time equivalents)	384	398	367	322	312
Basic shares outstanding (in thousands)	7,868	7,868	7,868	7,868	7,868

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

NASB Financial, Inc. (“the Company”) was formed in April 1998 to become a unitary thrift holding company of North American Savings Bank, F.S.B. (“the Bank” or “North American”). The Company’s principal business is to provide banking services through the Bank. Specifically, the Bank obtains savings and checking deposits from the public and uses those funds to originate and purchase real estate loans and other loans. The Bank also purchases mortgage-backed securities (“MBS”) and other investment securities from time to time as conditions warrant. In addition to customer deposits, the Bank obtains funds from the sale of loans held-for-sale, the sale of securities available-for-sale, repayments of existing mortgage assets, and advances from the Federal Home Loan Bank (“FHLB”). The Bank’s primary sources of income are interest on loans, MBS, and investment securities plus income from lending activities and customer service fees. Expenses consist primarily of interest payments on customer and brokered deposits and other borrowings and general and administrative costs.

The Bank operates nine deposit branch locations, three residential loan origination offices, and one residential construction loan origination office, primarily in the greater Kansas City area. The Bank also operates one commercial real estate loan origination office at its headquarters in Grandview, Missouri. Consumer loans are also offered through the Bank’s branch network. Customer deposit accounts are insured up to allowable limits by the Deposit Insurance Fund (“DIF”), a division of the Federal Deposit Insurance Corporation (“FDIC”). On July 21, 2011, supervisory responsibility for the Bank was transferred from the Office of Thrift Supervision (“OTS”) to the Office of the Comptroller of the Currency (“OCC”), and supervisory responsibility for the Bank’s holding company was transferred from the OTS to the Board of Governors of the Federal Reserve System (“Federal Reserve Board” or “FRB”), as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank is also regulated by the FDIC, and is subject to periodic examination by both the OCC and FDIC. The Bank is also subject to the regulations of the FRB, which establishes rules regarding reserves that must be maintained against customer deposits.

Forward-Looking Statements

We may from time to time make written or oral “forward-looking statements,” including statements contained in our filings with the Securities and Exchange Commission (“SEC”). These forward-looking statements may be included in this annual report to shareholders and in other communications by the Company, which are made in good faith by us pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from the plans, objectives, goals, expectations, anticipations, estimates and intentions expressed in the forward-looking statements:

•	the strength of the U.S. economy in general and the strength of the local economies in which we conduct operations;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	the effects of, and changes in, foreign and military policy of the United States Government; inflation, interest rate, market and monetary fluctuations;

•

the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services;

•	the willingness of users to substitute competitors’ products and services for our products and services;

•	our success in gaining regulatory approval of our products, services and branching locations, when required;

•	the impact of changes in financial services’ laws and regulations, including laws concerning taxes, banking, securities and insurance;

•	technological changes;

•	acquisitions and dispositions;

•	changes in consumer spending and saving habits;

•	our success at managing the risks involved in our business; and

•	changes in the fair value or economic value of, impairments of, and risks associated with the Bank’s investments in real estate owned, mortgage backed securities and other assets.

This list of important factors is not all-inclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

Financial Condition

Total assets as of September 30, 2011, were $1,253.6 million, a decrease of $180.6 million from the prior year-end. Average interest-earning assets decreased $190.7 million from the prior year to $1,193.4 million.

As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank’s portfolio and which loans will be sold in the secondary market. Residential mortgage loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities (“MBS”) and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2011, the Bank originated and purchased $1,599.3 million in mortgage loans held for sale, $112.1 million in mortgage loans held for investment, and $3.0 million in other loans. This total of $1,714.4 million in loan originations was a decrease of $158.1 million over the prior fiscal year.

Loans held for sale as of September 30, 2011, were $115.4 million, a decrease of $64.4 million from September 30, 2010. This portfolio consisted entirely of residential mortgage loans originated by the Company’s mortgage banking division that will be sold with servicing released. The Company has elected to carry loans held for sale at fair value, as permitted under GAAP.

The balance of total loans held for investment at September 30, 2011, was $987.4 million, a decrease of $86.0 million from September 30, 2010. During fiscal 2011, total originations and purchases of mortgage loans and other loans held for investment were $115.1 million. At September 30, 2011, the gross balance of loans secured by residential properties was $329.7 million, compared to $347.2 million at September 30, 2010. The gross balance of loans secured by business properties was $409.7 million at September 30, 2011, compared to $450.3 million as of the previous year-end. The gross balance of construction and development loans was $181.7 million at September 30, 2011, a decrease from $208.0 million at September 30, 2010. The weighted average rate earned on loans held for investment as of September 30, 2011, was 6.13%, a decrease from 6.25% at September 30, 2010.

Investment securities were $72.1 million as of September 30, 2011, an increase of $42.8 million from September 30, 2010. During fiscal year 2011, the Bank purchased securities of $81.3 million and sold $26.9 million of securities available for sale. In addition, the Bank sold $1.5 million of securities held to maturity following a significant deterioration in the issuer’s creditworthiness. The Company realized gross gains of $1.1 million and no gross losses on the sale of securities during the period. As lending opportunities continue to be limited in the current economic environment, the Company increased its portfolio of corporate debt and trust preferred securities during the fiscal year. The weighted average rate earned on investment securities as of September 30, 2011, was 4.87%, a decrease from 5.20% at September 30, 2010.

Mortgage-backed securities were $39.9 million as of September 30, 2011, a decrease of $7.3 million from the prior year end. During fiscal 2011, the Bank purchased mortgage-backed securities of $8.8 million. The Company did not sell any securities from its portfolio of mortgage-backed securities available for sale during the year. The weighted average rate earned on mortgage-backed securities as of September 30, 2011, was 4.72%, a decrease from 4.88% at September 30, 2010.

The Company’s investment in LLCs, which is accounted for using the equity method, was $17.7 million at September 30, 2011, a decrease of $125,000 from September 30, 2010. During fiscal year 2010, the Company recorded a $2.0 million impairment charge related to its investment in Central Platte Holdings, LLC (“Central Platte”) and a $1.1 million impairment charge related to its investment in NBH, LLC (“NBH”). There have been no events subsequent to September 30, 2010, that would indicate an additional impairment in value of the Company’s investment in Central Platte or NBH, which were $16.3 and $1.4 million, respectively, at September 30, 2011.

The following graphs summarize the Company’s total assets as of September 30, 2011 and 2010:

Total liabilities were $1,103.2 million at September 30, 2011, a decrease of $163.2 million from the previous year. Average interest-costing liabilities during fiscal year 2011 were $1,131.9 million, a decrease of $157.5 million from fiscal 2010.

Total customer deposit accounts at September 30, 2011, were $784.7 million, a decrease of $81.9 million from the prior year-end. The total change in customer deposits was comprised of a decrease of $158.5 million in certificates of deposit, offset by increases of $48.3 million in savings accounts, $13.2 million in money market demand accounts, and $15.1 million in demand deposit accounts. The Company held a total of $25.0 million in brokered deposits at September 30, 2011, a decrease of $41.9 million from September 30, 2010. This decrease was the result of the Company’s continued efforts to reduce its reliance on brokered deposits. The average interest rate on customer and brokered deposits at September 30, 2011, was 1.27%, a decrease of 59 basis points from the prior year-end. The average balance of customer and brokered deposits during fiscal 2011 was $884.4 million, essentially unchanged from fiscal 2010.

Advances from the FHLB were $247.0 million at September 30, 2011, a decrease of $39.0 million from the prior fiscal year-end. During fiscal year 2011, the Bank borrowed $128.0 million of new advances and made $167.0 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

Subordinated debentures were $25.8 million as of September 30, 2011. Such debentures resulted from the issuance of pooled Trust Preferred Securities through the Company’s wholly owned statutory trust, NASB Preferred Trust I during fiscal 2007. The Trust used the proceeds from the offering to purchase a like amount of the Company’s subordinated debentures. The debentures, which have a variable rate of 1.65% over the 3-month LIBOR and a 30-year term, are the sole assets of the Trust. The debentures are callable, in whole or in part, after five years from the issuance date.

Total stockholders’ equity as of September 30, 2011 was $150.4 million (12.0% of total assets). This compares to $167.8 million (11.7% of total assets) at September 30, 2010. On a per share basis, stockholders’ equity was $19.11 on September 30, 2011, compared to $21.32 on September 30, 2010.

The Company did not pay any cash dividends to its stockholders during the year ended September 30, 2011. In accordance with the April 2010 supervisory agreement, which is described more fully in Footnote 26, the Company is restricted from the payment of dividends or other capital distributions during the period of the agreement without prior written consent from its primary regulator.

Net Interest Margin

The Bank’s net interest margin is comprised of the difference (“spread”) between interest income on loans, MBS, and investments and the interest cost of customer and brokered deposits, FHLB advances, and other borrowings. Management monitors net interest spreads and, although constrained by certain market, economic, and competition factors, it establishes loan rates and customer deposit rates that maximize net interest margin.

During fiscal year 2011, average interest-earning assets exceeded average interest-costing liabilities by $61.4 million, which was 4.7% of average total assets. In fiscal year 2010, average interest-earning assets exceeded average interest-costing liabilities by $94.7 million, which was 6.5% of average total assets.

The net interest spread (earning yield less costing rate) for the fiscal year ended September 30, 2011, was 4.28%, an increase of 55 basis points from the prior year. The net interest spread for the fiscal year ended September 30, 2010, was 3.73%, an increase of 78 basis points from the prior year.

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

				As of 9/30/11 Yield/ Rate				As of 9/30/10 Yield/ Rate				As of 9/30/09 Yield/ Rate
	Fiscal 2011				Fiscal 2010				Fiscal 2009
	Average Balance	Interest	Yield/ Rate		Average Balance	Interest	Yield/ Rate		Average Balance	Interest	Yield/ Rate
Interest-earning assets:
Loans receivable	$1,070,569	66,445	6.21%	5.91%	$1,262,456	78,508	6.22%	5.97%	$1,352,561	84,934	6.28%	6.29%
Mortgage-backed securities	44,098	2,281	5.17%	4.72%	65,420	3,175	4.85%	4.88%	54,674	2,042	3.73%	4.48%
Investments	67,624	3,975	5.88%	4.87%	35,806	1,521	4.25%	5.20%	57,554	2,750	4.78%	3.51%
Bank deposits	11,081	8	0.07%	0.01%	20,384	12	0.06%	0.01%	26,264	99	0.38%	0.01%

Total earning assets	1,193,372	72,709	6.09%	5.79%	1,384,066	83,216	6.01%	5.86%	1,491,053	89,825	6.02%	5.88%

Non-earning assets	109,262				79,656				65,063

Total	$1,302,634				$1,463,722				$1,556,116

Interest-costing liabilities:
Customer checking and savings deposit accounts	$209,737	1,052	0.50%	0.44%	$185,281	1,110	0.60%	0.50%	$169,124	1,487	0.88%	0.80%
Customer and brokered certificates of deposit	674,655	14,169	2.10%	1.67%	699,011	16,366	2.34%	2.21%	698,747	23,524	3.37%	2.58%
FHLB advances	222,551	4,828	2.17%	1.03%	380,112	11,388	3.00%	3.44%	491,040	16,552	3.37%	2.99%
Subordinated debentures	25,000	494	1.98%	1.90%	25,000	504	2.02%	2.13%	25,000	857	3.42%	2.14%

Total costing liabilities	1,131,943	20,543	1.81%	1.23%	1,289,404	29,368	2.28%	2.23%	1,383,911	42,420	3.07%	2.47%

Non-costing liabilities	14,903				6,269				13,617
Stockholders’ equity	155,788				168,049				158,588

Total	$1,302,634				$1,463,722				$1,556,116

Net earning balance	$61,429				$94,662				$107,142

Earning yield less costing rate			4.28%	4.56%			3.73%	3.63%			2.95%	3.41%

Avg. interest-earning assets	$1,193,372				$1,384,066				$1,491,053

Net interest		52,166				53,848				47,405

Net yield spread on avg. interest-earning assets			4.37%				3.89%				3.18%

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

	Year ended September 30, 2011 compared to year ended September 30, 2010
	Rate	Volume	Rate/ Volume	Total
Components of interest income:
Loans receivable	$(126)	(11,935)	(2)	(12,063)
Mortgage-backed securities	209	(1,034)	(69)	(894)
Investments	584	1,352	518	2,454
Bank deposits	2	(6)	—	(4)

Net change in interest income	669	(11,623)	447	(10,507)

Components of interest expense:
Customer and brokered deposit accounts	(2,299)	2	42	(2,255)
FHLB advances	(3,155)	(4,727)	1,322	(6,560)
Subordinated debentures	(10)	—	—	(10)

Net change in interest expense	(5,464)	(4,725)	1,364	(8,825)

Increase (decrease) in net interest income	$6,133	(6,898)	(917)	(1,682)

	Year ended September 30, 2010 compared to year ended September 30, 2009
	Rate	Volume	Rate/ Volume	Total
Components of interest income:
Loans receivable	$(812)	(5,659)	45	(6,426)
Mortgage-backed securities	612	401	120	1,133
Investments	(305)	(1,040)	116	(1,229)
Bank deposits	(84)	(22)	19	(87)

Net change in interest income	(589)	(6,320)	300	(6,609)

Components of interest expense:
Customer and brokered deposit accounts	(7,811)	473	(197)	(7,535)
FHLB advances	(1,817)	(3,738)	391	(5,164)
Subordinated debentures	(350)	—	(3)	(353)

Net change in interest expense	(9,978)	(3,265)	191	(13,052)

Increase (decrease) in net interest income	$9,389	(3,055)	109	6,443

Comparison of Years Ended September 30, 2011 and 2010

For the fiscal year ended September 30, 2011, the Company had a net loss of $16.3 million, or $(2.07) per share, compared to net income $6.3 million, or $0.80 per share in the prior year.

Total interest income for the year ended September 30, 2011, was $72.7 million, a decrease of $10.5 million from fiscal year 2010. The average yield on interest-earning assets increased during fiscal 2011 to 6.09% from 6.01% during fiscal 2010, which resulted in an increase in interest income of $669,000. The average balance of interest-earning assets decreased from $1,384.1 million during fiscal 2010 to $1,193.4 million during fiscal 2011, resulting in a decrease in interest income of $11.6 million.

Interest income on loans decreased $12.1 million to $66.4 million in fiscal 2011, compared to $78.5 million during fiscal 2010. A decrease of $11.9 million resulted from a $191.9 million decrease in the average balance of loans outstanding over the prior year. Additionally, a decrease of $126,000 resulted from a 1 basis point decrease in the average yield on loans outstanding during the fiscal year. The weighted average rate on loans receivable at September 30, 2011, was 5.91%, a 6 basis point decrease from September 30, 2010. Interest income on mortgage-backed securities decreased $894,000 to $2.3 million in fiscal 2011, compared to $3.2 million during fiscal 2010. A decrease of $1.0 million resulted from a $21.3 million decrease in the average balance of mortgage-backed securities from the prior year. This decrease was partially offset by an increase of $209,000 resulting from a 32 basis point increase in the average yield on mortgage-backed securities during the fiscal year. Interest and dividend income on investment securities increased $2.5 million to $4.0 million in fiscal 2011, compared to $1.5 million during fiscal 2010. An increase of $1.4 million resulted from a $31.8 million increase in the average balance of investment securities from the prior year. In addition, interest and dividend income on investment securities increased as a result of a 163 basis point increase in the average yield on investment securities during the fiscal year.

Total interest expense during the year ended September 30, 2011, decreased $8.8 million from the prior year. Specifically, interest on customer and brokered deposit accounts decreased $2.3 million during fiscal 2011, resulting from a 26 basis point decrease in the average rate paid on such interest-costing liabilities. Interest on FHLB advances decreased $6.6 million during fiscal 2011. A decrease of approximately $4.7 million resulted from a $157.6 million decrease in the average balance of FHLB advances over the prior year. In addition, interest on FHLB advances decreased as a result of an 83 basis point decrease in the average rate paid on such liabilities during the fiscal year. Management continues to use FHLB advances as a primary source of short-term financing.

The Bank’s net interest income is impacted by changes in market interest rates, which have varied greatly over time. Changing interest rates also affect the level of loan prepayments and the demand for new loans. Management monitors the Bank’s net interest spreads (the difference between yields received on assets and paid on liabilities) and, although constrained by market conditions, economic conditions, and prudent underwriting standards, it offers deposit rates and loan rates that maximize net interest income. Since the relative spread between financial assets and liabilities is constantly changing, North American’s current net interest spread may not be an indication of future net interest income.

The provision for losses on loans was $49.4 million during the year ended September 30, 2011, compared to $30.5 million during fiscal 2010. The allowance for loan losses was $70.3 million or 7.12% of the total loan portfolio held for investment and approximately 170% of total nonaccrual loans as of September 30, 2011. This compares with an allowance for loan losses of $32.3 million or 3.01% of the total loan portfolio held for investment and approximately 110% of the total nonaccrual loans as of September 30, 2010.

During the quarter ended March 31, 2011, the Company adopted ASU 2011-02, as more fully described in Footnote 1 of the consolidated financial statements. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those receivables newly identified as impaired. As a result of adopting ASU 2011-02, the Company reassessed all restructurings that occurred on or after October 1, 2010, the beginning of the current fiscal year, for identification as Troubled Debt Restructurings (“TDRs”). The Company identified as troubled debt restructurings certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology. Upon identifying those receivables as TDRs, the Company identified them as impaired under the guidance in Section 310-10-35. At the end of March 31, 2011, the period of adoption, the recorded investment in receivables for which the allowance for credit losses was previously measured under a general allowance for credit losses methodology and are now impaired under ASC 310-10-35 was $28.1 million, and the resulting increase in the allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss, was $8.0 million. In addition, the Company identified loans with a recorded investment of $6.7 million which were previously deemed impaired under the guidance in ASC 310-10-35, but were not considered TDRs. As a result of adopting the amendments in ASU 2011-02, these loans were identified as TDRs and the resulting increase in the allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss, was $3.3 million. This increase in estimated loss was due to the Company’s adoption of a change in methodology for valuing its real estate development portfolio, given the current adverse economic environment, during the quarter ended March 31, 2011. This change is described in Footnote 6, Loans Receivable.

In addition to the adoption of ASU 2011-02, and in connection with the determination of impairment, the Company performed a review of 1) its historical residential development loan foreclosures since 2008; 2) the realized sale prices versus both original and subsequent appraisals; 3) the valuation trends in unsold foreclosed assets; and 4) factors affecting the current outlook for real estate development loans for the foreseeable future. Given the current adverse economic environment and negative outlook in the residential development real estate market, the Company reassessed its methodology for the valuation of loans in its real estate development portfolio and adopted a change in methodology for their valuation as of March 31, 2011, that applies downward “qualitative” adjustments to the real estate appraised values for residential development loans that are deemed impaired. Management believes that these qualitative appraisal adjustments more accurately reflect real estate values in light of recent sales experience and economic conditions. This change in methodology increased the provision for loan losses by $18.3 million during the quarter ended March 31, 2011.

During the quarter ended June 30, 2011, the Bank revised its methodology for calculating of the adequacy of its allowance for loan and lease losses by incorporating multiple historical “look-back” periods from which loss data is used to formulate estimated future loss ratios. These ratios are applied to the various loan portfolios for purposes of estimating future losses and calculating adequate levels of allowance for loan and lease losses (“ALLL”). In addition, the Bank eliminated the use of the 2%, 10%, and 50% ALLL ratios which were applied to assets classified as special mention, substandard, and doubtful, respectively. The Company is now using historical loss severity and increased historical loss frequency ratios to calculate the ALLL associated with such classified assets, which resulted in a $3.1 million increase in the ALLL during the quarter ended June 30, 2011.

Based upon the significant increase in foreclosure frequency and loss severity ratios within the Bank’s portfolios and other qualitative factors related to the current economic conditions, the Bank increased its general component of allowance for loan losses during the fiscal year ended September 30, 2011. The balance of general reserves in the allowance for loan losses increased to $31.2 million, from $17.7 million at September 30, 2010. During the same time period, the balance of loans receivable held to maturity decreased from $1,073.4 million at September 30, 2010, to $987.4 million at September 30, 2011. The Bank does not routinely obtain updated appraisals for their collateral dependent loans that are not adversely classified. However, when analyzing the adequacy of its allowance for loan losses, the Bank considers potential changes in the value of the underlying collateral for such loans as one of the subjective factors used to estimate future losses in the various loan pools.

Management believes that the allowance for losses on loans and real estate owned is adequate as of September 30, 2011. The provision can fluctuate based on changes in economic conditions, changes in the level of classified assets, changes in the amount of loan charge-offs and recoveries, or changes in other information available to management. The process for determining the amount of the ALLL includes various assumptions and subjective judgments about the collectability of the loan portfolio, including the creditworthiness of our borrowers and the value of real estate and other assets that serve as loan collateral. In determining the appropriate amount of the ALLL, management relies on loan quality reviews, past experience, an evaluation of economic conditions, and asset valuations and appraisals, among other factors.

With regard to loan portfolio concentrations at September 30, 2011, loans secured by business properties made up 37% of the Bank’s total loans receivable, and 19% of the allowance for loan losses was allocated to such loans. This compares to 32% of total loans receivable and 21% of the allowance at September 30, 2010. At September 30, 2011, loans secured by residential properties made up 40% percent of the Bank’s total loans receivable, and 10% of the allowance for loan losses was allocated to such loans. This compares to 46% of total loans receivable and 14% of the allowance at September 30, 2010. At September 30, 2011, construction and development loans made up 15% of the Bank’s total loans receivable, and 60% percent of the allowance for loan losses was allocated to such loans. This compares to 15% of total loans receivable and 59% of the allowance at September 30, 2010.

Total other income for fiscal year 2011, was $24.5 million, a decrease of $19.1 million from the amount earned in fiscal year 2010. Specifically, provision for loss on real estate owned increased $8.7 million due to declines in value of foreclosed assets held for sale. This increase was largely the result of a change in methodology adopted by the Company during the quarter ended March 31, 2011, related to the valuation of its residential development real estate portfolio that applied downward “qualitative” adjustments to the real estate appraised values for foreclosed development properties. Management believed that these qualitative appraisal adjustments more accurately reflect real estate values in light of the sales experience and economic conditions that have recently been observed. Gain on sale of loans held for sale decreased $7.3 million, due to a decrease in the volume of residential mortgage loans originated and sold by the Bank’s mortgage banking division during the period. Gain on sale of securities available for sale decreased $4.5 million due to a significant decline in the volume of such sales during the period. Customer service fees and charges decreased $1.1 million primarily due to a decrease in miscellaneous loan fees resulting from the decrease in residential mortgage loan origination volume as compared to the same period in the prior year. Impairment loss on investment securities increased $640,000 due to recording an other-than-temporary impairment of one trust preferred security within the Bank’s portfolio that was called during the quarter ended September 30, 2011. Loan servicing fees decreased $227,000 due primarily to an increase in capitalized servicing amortization during the fiscal year. These decreases in other income were partially offset by a $3.1 million decrease in impairment loss on investment in LLCs resulting from impairment charges related to the Company’s investments in Central Platte Holdings, LLC and NBH, LLC during fiscal year 2010. In addition, other income increased $222,000 due primarily to the effect of recording the net fair value of certain loan-related commitments in accordance with GAAP.

Total general and administrative expenses for fiscal 2011, was $53.7 million, a decrease of $4.0 million from the prior year. Specifically, commission-based mortgage banking compensation decreased $4.4 million due primarily to a decrease in mortgage banking volume from the prior year, and federal deposit insurance premiums decreased $1.2 million. These decreases were partially offset by a $955,000 increase in compensation and fringe benefits resulting primarily from the addition of personnel in the Company’s mortgage banking, information technology, loan servicing, and internal asset review departments. In addition, other expense increased $672,000 due primarily to increases in data processing fees, consulting fees, and other expenses related to the Company’s lending operations such as credit and appraisal fees, the effect of which was partially offset by a decrease in legal fees related to the Bank’s construction and development portfolio.

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

The provision for losses on loans was $30.5 million during the year ended September 30, 2010, compared to $11.3 million during fiscal 2009. The allowance for loan losses was $32.3 million or 3.01% of the total loan portfolio held for investment and approximately 110% of total nonaccrual loans as of September 30, 2010. This compares with an allowance for loan losses of $20.7 million or 1.64% of the total loan portfolio held for investment and approximately 51% of the total nonaccrual loans as of September 30, 2009. The increase in the allowance for loan loss of $11.6 million resulted from the $30.5 million provision for loss, which was partially offset by net charge-offs for the year of $18.9 million. The increase in the provision for loss from the prior year resulted primarily from increases in loans classified as substandard or loss during fiscal 2010. In addition, the Company enhanced its ALLL methodology during the fiscal year to incorporate a shorter historical loss “look-back” period, and to more formally document qualitative factors used to determine the appropriate level of allowance for losses on loans. Management believes that the provision for loan losses is sufficient to provide for a level of loan loss allowance at year end that would adequately absorb all estimated credit losses on outstanding balances over the subsequent twelve-month period. The provision can fluctuate based on changes in economic conditions, changes in the level of classified assets, changes in the amount of loan charge-offs and recoveries, or changes in other information available to management. Also, regulatory agencies review the Company’s allowances for losses as a part of their examination process and they may require changes in loss provision amounts based on information available at the time of their examination

In accordance with the Supervisory Agreement of April 30, 2010, with the Office of Thrift Supervision, which is described more fully in Footnote 25, the Bank was required to engage a third-party consultant to perform an independent review of a significant portion of its non-homogenous loan portfolios, an independent assessment of its internal asset review structure, and an independent assessment of its allowance for loan and lease losses methodology. This review was completed during the quarter ended June 30, 2010, and resulted in an increase in classified assets, primarily in the Bank’s residential land development portfolio. As new home and lot sales continue to slow in the current economic environment, management determined that the primary source of repayment for such loans was weakened and that it was prudent to classify them, typically as substandard. It should be noted that, although they are adversely classified, many of these loans continue to perform according to their contractual terms and, as such, are not deemed impaired at September 30, 2010.

With regard to loan portfolio concentrations at September 30, 2010, loans secured by business properties made up 32% of the Bank’s total loans receivable, and 21% of the allowance for loan losses was allocated to such loans. This compares to 34% of total loans receivable and 43% of the allowance at September 30, 2009. At September 30, 2010, loans secured by residential properties made up 46% percent of the Bank’s total loans receivable, and 14% of the allowance for loan losses was allocated to such loans. This compares to 34% of total loans receivable and 18% of the allowance at September 30, 2009. At September 30, 2010, construction and development loans made up 15% of the Bank’s total loans receivable, and 59% percent of the allowance for loan losses was allocated to such loans. This compares to 23% of total loans receivable and 30% of the allowance at September 30, 2009.

Total other income for fiscal year 2010 was $43.6 million, an increase of $3.1 million from the amount earned in fiscal year 2009. Specifically, gain on sale of loans held for sale increased $7.6 million due to increased mortgage banking volume and spreads from the prior year. Gain on sale of securities available for sale increased $993,000 due to an increased volume of securities sold during the year. Customer service fees and charges increased $753,000 due primarily to an increase in miscellaneous loan origination fees resulting from the increase in mortgage banking volume. Loan servicing fees increased $295,000 due primarily to a decrease in capitalized servicing amortization, which resulted from a decrease in actual prepayments and estimated future repayments of the underlying mortgage loans during the period. These increases were partially offset by a $1.5 million decrease in other income related resulting from an increase in expenses related to foreclosed assets held for sale. Provision for loss on real estate owned increased $1.9 million due primarily to deterioration in the value of foreclosed assets held for sale during the year. In addition, the Company recorded a $3.1 million impairment charge related to the Company’s investment in LLCs during fiscal 2010.

Total general and administrative expenses for fiscal 2010 were $57.7 million, an increase of $11.0 million from the prior year. Specifically, compensation and fringe benefits increased $1.1 million due primarily to the addition of personnel in the Company’s information technology, mortgage banking, and loan servicing departments. Commission-based mortgage banking compensation increased $4.5 million due primarily to an increase in mortgage banking volume and spreads from the prior year. Federal deposit insurance premium expense increased $1.6 million due to an increase in insurance rates during the year. Advertising and business promotion expense increased $869,000 from the prior year due to costs related the Company’s rebranding efforts and due to an increase in costs related to the mortgage banking operation. Premises and equipment expenses increased $248,000 due primarily to increased depreciation and maintenance costs related to the Company’s software applications. Additionally, other expense increased $2.7 million from the prior year due primarily to increases in legal, consulting, and audit fees and other operating expenses related to the Company’s lending operations.

Asset/Liability Management

Management recognizes that there are certain market risk factors present in the structure of the Bank’s financial assets and liabilities. Since the Bank does not have material amounts of derivative positions, equity securities, or foreign currency positions, interest rate risk (“IRR”) is the primary market risk that is inherent in the Bank’s portfolio.

The objective of the Bank’s IRR management process is to maximize net interest income over a range of possible interest rate paths. The monitoring of interest rate sensitivity on both the interest-earning assets and the interest-costing liabilities are key to effectively managing IRR. Management maintains an IRR policy, which outlines a methodology for monitoring interest rate risk. The Board of Directors reviews this policy and approves changes on a quarterly basis. The IRR policy also identifies the duties of the Bank’s Asset/Liability Committee (“ALCO”). Among other things, the ALCO is responsible for developing the Bank’s annual business plan and investment strategy, monitoring anticipated weekly cashflows, establishing prices for the Bank’s various products, and implementing strategic IRR decisions.

On a quarterly basis, the Bank monitors the estimate of changes that would potentially occur to its net portfolio value (“NPV”) of assets, liabilities, and off-balance sheet items assuming a sudden change in market interest rates. Management presents a NPV analysis to the Board of Directors each quarter and NPV policy limits are reviewed and approved.

The following table is an interest rate sensitivity analysis, which summarizes information provided by the OCC that estimates the changes in NPV of the Bank’s portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank’s NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank’s current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The OCC compiled this information using data from the Bank’s Thrift Financial Report as of September 30, 2011. The model output data associated with the -200 and -300 basis point scenarios was suppressed because of the relatively low current interest rate environment. Dollar amounts are expressed in thousands.

Changes in				NPV as % of PV of assets
market	Net Portfolio Value				Board approved
interest rates	$ Amount	$ Change	% Change	Actual	minimum
+3%	162,985	(52,202)	-24%	13.4%	6%
+2%	182,367	(32,820)	- 15%	14.6%	6%
+1%	200,624	(14,563)	-7%	15.8%	7%
no change	215,188	—	—	16.6%	8%
- 1%	221,921	6,733	+3%	17.0%	8%
- 2%	—	—	—	—	8%
- 3%	—	—	—	—	8%

Management cannot predict future interest rates and the effect of changing interest rates on future net interest margin, net income, or NPV can only be estimated. However, management believes that its overall system of monitoring and managing IRR is effective.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, most of the Bank’s assets and liabilities are monetary in nature. Except for inflation’s impact on general and administrative expenses, interest rates have a more significant impact on the Bank’s performance than do the effects of inflation. However, the level of interest rates may be significantly affected by the potential changes in the monetary policies of the Board of Governors of the Federal Reserve System in an attempt to impact inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Changing interest rates impact the demand for new loans, which affect the value and profitability of North American’s loan origination department. Rate fluctuations inversely affect the value of the Bank’s mortgage servicing portfolio because of their impact on mortgage prepayments. Falling rates usually stimulate a demand for new loans, which makes the mortgage banking operation more valuable. However, this also encourages mortgage prepayments, which depletes the value of mortgage servicing rights. Rising rates generally have the opposite effect on these operations.

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

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company’s ability to meet regulatory capital requirements and maintain sufficient liquidity.

Liquidity and Capital Resources

The Bank is required to maintain sufficient liquidity to ensure safe and sound operation. North American maintains a level of liquid assets adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The Bank’s primary sources of liquidity are the sale and repayment of loans, retention of existing or newly acquired retail deposits, and FHLB advances. Management continues to use FHLB advances as a primary source of short-term funding. FHLB advances are secured by a blanket pledge agreement of the loan and securities portfolio, as collateral, supported by quarterly reporting of eligible collateral to FHLB. Available FHLB borrowings are limited based upon a percentage of the Bank’s assets and eligible collateral, as adjusted by appropriate eligibility and maintenance levels. Management continually monitors the balance of eligible collateral relative to the amount of advances outstanding. At September 30, 2011, the Bank had a total borrowing capacity at FHLB of $293.3 million, and outstanding advances of $247.0 million. The Bank has established relationships with various brokers, and, as a secondary source of liquidity, the Bank may purchase brokered deposit accounts.

The Bank entered into a Supervisory Agreement with the Office of Thrift Supervision on April 30, 2010, which, among other things, required the Bank to reduce its reliance on brokered deposits. The OTS subsequently approved the Bank’s plan to reduce brokered deposits to $145.0 million by June 30, 2010, to $135.0 million by June 30, 2011 and to $125.0 million by June 30, 2012. As of September 30, 2011, the Bank’s brokered deposits totaled $25.0 million. Thus, the Bank could acquire an additional $110.0 million in brokered deposits and still comply with the plan as of September 30, 2011.

Fluctuations in the level of interest rates typically impact prepayments on mortgage loans and mortgage related securities. During periods of falling rates, these prepayments increase and a greater demand exists for new loans. The Bank’s ability to attract and retain customer deposits is partially impacted by area competition and by other alternative investment sources that may be available to the Bank’s customers in various interest rate environments. Management believes that the Bank will retain most of its maturing time deposits in the foreseeable future. However, any material funding needs that may arise in the future can be reasonably satisfied through the use of additional FHLB advances and/or brokered deposits. The Bank’s contingency liquidity sources include the Federal Reserve discount window and sales of securities available for sale. Management is not currently aware of any other trends, market conditions, or other economic factors that could materially impact the Bank’s primary sources of funding or affect its future ability to meet obligations as they come due. Although future changes to the level of market interest rates is uncertain, management believes its sources of funding will continue to remain stable during upward and downward interest rate environments

Off Balance Sheet Arrangements and Contractual Obligations

Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments and standby letters of credit. The bank had outstanding commitments to originate mortgage loans for its portfolio and standby letters of credit totaling $10.5 million and $1.0 million, respectively, at September 30, 2011. In addition, the Bank had outstanding commitments to originate mortgage loans totaling $231.3 million at September 30, 2011, which it had committed to sell to outside investors. Since commitments may expire unused or be only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes that there are no material commitments to extend credit that represent risk of an unusual nature.

Management anticipates that the Company will continue to have sufficient funds through repayments and maturities of loans and securities, deposits and borrowings, to meet its commitments.

The following table discloses payments due on the Company’s contractual obligations at September 30, 2011:

	Total	Due in less than one year	Due from one to three years	Due from three to five years	Due in more than five years
Advances from FHLB	$247,000	147,000	25,000	75,000	—
Subordinated debentures	25,774	—	—	—	25,774
Operating leases	4,859	875	1,625	1,516	843

Total contractual obligations	$277,633	147,875	26,625	76,516	26,617

Critical Accounting Policies

The Company has identified the accounting policies below as critical to the Company’s operations and to understanding the Company’s consolidated financial statements. Following is an explanation of the methods and assumptions underlying their application.

Allowance for Loan and Lease Losses

The Allowance for Loan and Lease Losses (“ALLL”) recognizes the inherent risks associated with lending activities for individually identified problem assets as well as the entire homogenous and non-homogenous loan portfolios. ALLLs are established by charges to the provision for loan losses and carried as contra assets. Management analyzes the adequacy of the allowance on a quarterly basis and appropriate provisions are made to maintain the ALLLs at adequate levels. At any given time, the ALLL should be sufficient to absorb at least all estimated credit losses on outstanding balances over the next twelve months. While management uses information currently available to determine these allowances, they can fluctuate based on changes in economic conditions and changes in the information available to management. Also, regulatory agencies review the Bank’s allowances for loan loss as part of their examination, and they may require the Bank to recognize additional loss provisions, within their regulatory filings (the Thrift Financial Report), based on the information available at the time of their examinations.

The ALLL is determined based upon two components. The first is made up of specific reserves for loans which have been deemed impaired in accordance with Generally Accepted Accounting Principles (“GAAP”). The second component is made up of general reserves for loans that are not impaired. A loan becomes impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. Once a loan has been deemed impaired, the impairment must be measured by comparing the recorded investment in the loan to the present value of the estimated future cash flows discounted at the loan’s effective rate, or to the fair value of the loan based on the loan’s observable market price, or to the fair value of the collateral if the loan is collateral dependent. The Bank records a specific allowance equal to the amount of measured impairment.

Loans that are not impaired are evaluated based upon the Bank’s historical loss experience, as well as various subjective factors, to estimate potential unidentified losses within the various loan portfolios. These loans are categorized into pools based upon certain characteristics such as loan type, collateral type and repayment source. The Bank’s loss history is analyzed in terms of loss frequency and loss severity. Loss frequency represents the likelihood of loans not repaying in accordance with their original terms, which would result in the foreclosure and subsequent liquidation of the property. Loss severity represents any potential loss resulting from the loan’s foreclosure and subsequent liquidation. Management calculates estimated loss frequency and loss severity ratios for each loan pool. In addition to analyzing historical losses, the Bank also evaluates the following subjective factors for each loan pool to estimate future losses: changes in lending policies and procedures, changes in economic and business conditions, changes in the nature and volume of the portfolio, changes in management and other relevant staff, changes in the volume and severity of past due loans, changes in the quality of the Bank’s loan review system, changes in the value of the underlying collateral for collateral dependent loans, changes in the level of lending concentrations, and changes in other external factors such as competition and legal and regulatory requirements. Historical loss ratios are adjusted accordingly, based upon the effect that the subjective factors have in estimated future losses. These adjusted ratios are applied to the balances of the loan pools to determine the adequacy of the ALLL each quarter.

Valuation of Derivative Instruments

The Bank has commitments outstanding to extend credit that have not closed prior to the end of the period. As the Bank enters into commitments to originate loans, it also enters into commitments to sell the loans in the secondary market on a “best-efforts” basis. Additionally, the Bank has commitments to sell loans that have closed prior to the end of the period. Such commitments to originate loans held for sale and to sell loans are considered derivative instruments in accordance with GAAP, which requires the Bank to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value.

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

The Company evaluates its investments for impairment, in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. The Company utilizes a multi-faceted approach to measure the potential impairment. The internal model utilizes the following valuation methods: 1) liquidation or appraised values determined by an independent third party appraisal; 2) an on-going business, or discounted cash flows method wherein the cash flows are derived from the sale of fully-developed lots, the development and sale of partially-developed lots, the operation of the homeowner’s association, and the value of raw land obtained from an independent third party appraiser; and 3) another on-going business method, which utilizes the same inputs as method 2, but presumes that cash flows will first be generated from the sale of raw ground and then from the sale of fully-developed and partially-developed lots and the operation of the homeowner’s association. The internal model also includes an on-going business method wherein the cash flows are derived from the sale of fully-developed lots, the development and sale of partially-developed lots, the operation of the homeowner’s association, and the development and sale of lots from the property that is currently raw land. However, management does not feel the results from this method provide a reliable indication of value because the time to “build-out” the development exceeds 18 years. Because of this unreliability the results from this method are given a zero weighting in the final impairment analysis. The significant inputs include raw land values, absorption rates of lot sales, and a market discount rate. Management believes this multi-faceted approach is reasonable given the highly subjective nature of the assumptions and the differences in valuation techniques that are utilized within each approach (e.g., order of distribution of assets upon potential liquidation). It is management’s opinion that no one valuation method within the model is preferable to the other and that no one method is more likely to occur than the other. Therefore, the final estimate of value is determined by assigning an equal weight to the values derived from each of the first three methods described above.

Valuation of Foreclosed Assets Held for Sale

Foreclosed assets held for sale are initially recorded at fair value as of the date of foreclosure less any estimated selling costs (the “new basis”) and are subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. When foreclosed assets are acquired any excess of the loan balance over the new basis of the foreclosed asset is charged to the allowance for loan losses. Subsequent adjustments for estimated losses are charged to operations when the fair value declines to an amount less than the carrying value. The fair value of foreclosed assets held for sale is monitored by obtaining an updated opinion of value for each asset on an annual basis, or more frequently if a material deterioration in market conditions has occurred. Costs and expenses related to major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed.

NASB Financial, Inc. and Subsidiary

Consolidated Balance Sheets

	September 30, 2011	September 30, 2010
	(Dollars in thousands)
ASSETS
Cash and cash equivalents	$5,030	14,033
Securities:
Available for sale, at fair value	72,125	28,092
Held to maturity, at cost	—	1,232
Stock in Federal Home Loan Bank, at cost	13,551	15,873
Mortgage-backed securities:
Available for sale, at fair value	715	911
Held to maturity, at cost	39,146	46,276
Loans receivable:
Held for sale, at fair value	115,434	179,845
Held for investment, net	987,400	1,073,357
Allowance for loan losses	(70,266)	(32,316)
Accrued interest receivable	4,870	5,520
Foreclosed assets held for sale, net	16,937	38,362
Premises and equipment, net	14,434	13,836
Investment in LLCs	17,674	17,799
Deferred income tax asset, net	19,221	14,758
Income taxes receivable	3,124	—
Other assets	14,189	16,618

	$1,253,584	1,434,196

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Customer deposit accounts	$784,681	866,559
Brokered deposit accounts	24,994	66,894
Advances from Federal Home Loan Bank	247,000	286,000
Subordinated debentures	25,774	25,774
Escrows	10,082	11,149
Income taxes payable	—	504
Accrued expenses and other liabilities	10,675	9,554

Total liabilities	1,103,206	1,266,434

Stockholders’ equity:
Common stock of $0.15 par value: 20,000,000 authorized; 9,857,112 shares issued at September 30, 2011 and 2010	1,479	1,479
Additional paid-in capital	16,652	16,603
Retained earnings	171,406	187,674
Treasury stock, at cost; 1,989,498 shares at September 30, 2011 and 2010	(38,418)	(38,418)
Accumulated other comprehensive income (loss)	(741)	424

Total stockholders’ equity	150,378	167,762

	$1,253,584	1,434,196

See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Operations

	Years Ended September 30,
	2011	2010	2009
	(Dollars in thousands, except share data)
Interest on loans receivable	$66,445	78,508	84,934
Interest on mortgage-backed securities	2,281	3,175	2,042
Interest and dividends on securities	3,975	1,521	2,750
Other interest income	8	12	99

Total interest income	72,709	83,216	89,825

Interest on customer and brokered deposit accounts	15,221	17,476	25,011
Interest on advances from Federal Home Loan Bank	4,828	11,388	16,552
Interest on subordinated debentures	494	504	857

Total interest expense	20,543	29,368	42,420

Net interest income	52,166	53,848	47,405
Provision for loan losses	49,394	30,500	11,250

Net interest income after provision for loan losses	2,772	23,348	36,155

Other income (expense):
Loan servicing fees, net	(105)	122	(173)
Impairment recovery on mortgage servicing rights	67	12	43
Customer service fees and charges	6,530	7,626	6,873
Provision for loss on real estate owned	(11,383)	(2,649)	(727)
Gain on sale of securities available for sale	673	5,558	4,565
Gain on sale of securities held to maturity	411	—	—
Gain from loans receivable held for sale	29,279	36,617	29,042
Impairment loss on investment in LLCs	—	(3,126)	—
Impairment loss on securities	(640)	—	—
Other	(358)	(580)	871

Total other income	24,474	43,580	40,494

General and administrative expenses:
Compensation and fringe benefits	19,670	18,715	17,615
Commission-based mortgage banking compensation	13,601	17,981	13,518
Premises and equipment	4,331	4,220	3,972
Advertising and business promotion	5,501	5,612	4,743
Federal deposit insurance premiums	1,638	2,854	1,246
Other	8,957	8,285	5,622

Total general and administrative expenses	53,698	57,667	46,716

Income (loss) before income tax expense	(26,452)	9,261	29,933

Income tax expense (benefit):
Current	(6,451)	10,111	13,027
Deferred	(3,733)	(7,173)	(1,803)

Total income tax expense (benefit)	(10,184)	2,938	11,224

Net income (loss)	$(16,268)	6,323	18,709

Basic earnings (loss) per share	$(2.07)	0.80	2.38

Diluted earnings (loss) per share	$(2.07)	0.80	2.38

Basic weighted average shares outstanding	7,867,614	7,867,614	7,867,614

See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Years ended September 30,
	2011	2010	2009
	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(16,268)	6,323	18,709
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,863	1,779	1,768
Amortization and accretion, net	(149)	(1,385)	(5,387)
Deferred income tax benefit	(3,733)	(7,173)	(1,803)
Gain on sale of securities available for sale	(673)	(5,558)	(4,565)
Gain on sale of securities held to maturity	(411)	—	—
Loss from investment in LLCs	126	128	117
Impairment loss on investment in LLCs	—	3,126	—
Impairment loss on investments	640	—	—
Impairment recovery on mortgage servicing rights	(67)	(12)	(43)
Gain from loans receivable held for sale	(29,279)	(36,617)	(29,042)
Provision for loan losses	49,394	30,500	11,250
Provision for loss on real estate owned	11,383	2,649	727
Origination of loans receivable held for sale	(1,599,313)	(1,765,568)	(1,563,400)
Sale of loans receivable held for sale	1,693,002	1,703,708	1,576,436
Stock based compensation – stock options	49	78	41
Changes in:
Net fair value of loan-related commitments	(381)	(661)	(637)
Accrued interest receivable	650	675	691
Accrued expenses, other liabilities, income taxes receivable, and income taxes payable	390	(5,982)	2,144

Net cash provided by (used in) operating activities	107,223	(73,990)	7,006

Cash flows from investing activities:
Principal repayments of mortgage-backed securities:
Held to maturity	15,852	11,445	649
Available for sale	186	3,738	13,408
Principal repayments of mortgage loans receivable held for investment	171,928	225,700	256,076
Principal repayments of other loans receivable	5,575	5,446	5,415
Principal repayments of investment securities:
Held to maturity	166	99	—
Available for sale	8,199	6	6
Loan origination - mortgage loans receivable held for investment	(110,834)	(102,550)	(234,868)
Loan origination - other loans receivable	(3,030)	(3,158)	(4,355)
Purchase of mortgage loans receivable held for investment	(1,219)	(1,236)	(1,610)
Proceeds from sale (purchase) of Federal Home Loan Bank stock	2,322	10,766	(356)
Purchase of mortgage-backed securities held to maturity	(8,768)	(54,806)	(11,632)
Purchase of securities available for sale	(81,282)	(50,403)	(110,005)
Purchase of securities held to maturity	—	—	(1,283)
Proceeds from sale of mortgage-backed securities available for sale	—	51,154	—

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Cash Flows (continued)

	Years ended September 30,
	2011	2010	2009
	(Dollars in thousands)
Cash flows from investing activities (continued):
Proceeds from sale of securities available for sale	26,916	46,461	96,135
Proceeds from sale of securities held to maturity	1,491	—	—
Proceeds from sale of real estate owned	23,063	13,881	10,259
Purchases of premises and equipment, net	(2,461)	(2,242)	(562)
Investment in LLC	(1)	(7)	(479)
Other	(450)	(392)	(1,334)

Net cash provided by investing activities	47,653	153,902	15,464

Cash flows from financing activities:
Net (decrease) increase in customer and brokered deposit accounts	(123,812)	28,440	134,723
Proceeds from advances from Federal Home Loan Bank	128,000	98,000	444,000
Repayment of advances from Federal Home Loan Bank	(167,000)	(253,000)	(553,000)
Cash dividends paid	—	(3,540)	(7,080)
Change in escrows	(1,067)	971	402

Net cash provided by (used in) financing activities	(163,879)	(129,129)	19,045

Net increase (decrease) in cash and cash equivalents	(9,003)	(49,217)	41,515
Cash and cash equivalents at beginning of period	14,033	63,250	21,735

Cash and cash equivalents at end of period	$5,030	14,033	63,250

Supplemental disclosure of cash flow information:
Cash paid for income taxes (net of refunds)	$(2,823)	14,100	13,114
Cash paid for interest	20,653	30,704	41,812
Supplemental schedule of non-cash investing and financing activities:
Conversion of loans receivable to real estate owned	$34,085	59,357	18,884
Conversion of real estate owned to loans receivable	5,804	344	391
Capitalization of originated mortgage servicing rights	—	5	10
Transfer of securities from held to maturity to available for sale	—	8,361	—

See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive (loss) income	Total stockholders’ equity
	(Dollars in thousands)
Balance at October 1, 2008	$1,479	16,484	172,612	(38,418)	255	152,412
Comprehensive income:
Net income	—	—	18,709	—	—	18,709
Other comprehensive income, net of tax
Unrealized gain on securities	—	—	—	—	1,656	1,656

Total comprehensive income						20,365
Cash dividends paid	—	—	(7,080)	—	—	(7,080)
Stock based compensation expense	—	41	—	—	—	41
Adjustment for the adoption of FAS 159, net of tax	—	—	650	—	—	650

Balance at September 30, 2009	$1,479	16,525	184,891	(38,418)	1,911	166,388
Comprehensive income:
Net income	—	—	6,323	—	—	6,323
Other comprehensive income, net of tax
Unrealized gain on securities	—	—	—	—	(1,487)	(1,487)

Total comprehensive income						4,836
Cash dividends paid	—	—	(3,540)	—	—	(3,540)
Stock based compensation expense	—	78	—	—	—	78

Balance at September 30, 2010	$1,479	16,603	187,674	(38,418)	424	167,762
Comprehensive income:
Net loss	—	—	(16,268)	—	—	(16,268)
Other comprehensive income, net of tax
Unrealized loss on securities	—	—	—	—	(1,165)	(1,165)

Total comprehensive loss						(17,433)
Stock based compensation expense	—	49	—	—	—	49

Balance at September 30, 2011	$1,479	16,652	171,406	(38,418)	(741)	150,378

	Years ended September 30,
	2011	2010	2009
Other Comprehensive Income Disclosure:
Unrealized gain (loss) on available for sale securities, net of income taxes of $(717), $1,209 and $2,794 at September 30, 2011, 2010 and 2009, respectively	$(1,145)	1,931	4,463
Other-than-temporary loss recognized in earnings, net of income taxes of $246 at September 30, 2011	394	—	—
Reclassification adjustment for gain included in net income, net of income taxes of $259, $2,140 and $1,758 at September 30, 2011, 2010 and 2009, respectively	(414)	(3,418)	(2,807)

Change in unrealized loss on available for sale securities, net of income taxes of $(729), $(931) and $1,037 at September 30, 2011, 2010 and 2009, respectively	$(1,165)	(1,487)	1,656

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of NASB Financial, Inc. (the “Company”), its wholly-owned subsidiary, North American Savings Bank, F.S.B. (the “Bank”), and the Bank’s wholly-owned subsidiary, Nor-Am Service Corporation. All significant inter-company transactions have been eliminated in consolidation. The consolidated financial statements do not include the accounts of our wholly owned statutory trust, NASB Preferred Trust I (the “Trust”). The Trust qualifies as a special purpose entity that is not required to be consolidated in the financial statements of NASB Financial, Inc. The Trust Preferred Securities issued by the Trust are included in Tier I capital for regulatory capital purposes.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $995,000 and $9.7 million as of September 30, 2011 and 2010, respectively. The Federal Reserve Board (“FRB”) requires federally chartered savings banks to maintain non-interest-earning cash reserves at specified levels against their transaction accounts. Required reserves may be maintained in the form of vault cash, a non-interest-bearing account at a Federal Reserve Bank, or a pass-through account, as defined by FRB. At September 30, 2011, the Bank’s reserve requirement was $4.4 million.

Securities and Mortgage-Backed Securities

Securities and mortgage-backed securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities and mortgage-backed securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2011 and 2010, the Company had no assets designated as trading. Securities and mortgage-backed securities held to maturity are stated at cost. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

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

Management monitors the securities and mortgage-backed securities portfolios for impairment on an ongoing basis. This process involves monitoring market conditions and other relevant information, including external credit ratings, to determine whether or not a decline in value is other-than-temporary. If management intends to sell an impaired security or mortgage-backed security, or if it is more likely than not that management will be required to sell the impaired security prior to recovery of its amortized cost basis, the Bank will recognize a loss in earnings. If management does not intend to sell a debt security or mortgage-backed security, or if it is more likely than not that management will not be required to sell the impaired security prior to recovery of its amortized costs basis, regardless of whether the security is classified as available for sale or held to maturity, the Bank will recognize the credit component of the loss in earnings and the remaining portion in other comprehensive income. The credit loss component recognized in earnings is the amount of principal cash flows not expected to be received over the remaining life of the security. The amount of other-than temporary-impairment included in other comprehensive income is amortized over the remaining life of the security.

Loans Receivable Held for Sale

As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank’s portfolio and which loans will be sold in the secondary market. Loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities (“MBS”) and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate.

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

Loans Receivable Held for Investment, Net

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal less an allowance for loan losses, undisbursed loan funds and unearned discounts and loan fees, net of certain direct loan origination costs. Interest on loans is credited to income as earned and accrued only when it is deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. The accrual of interest is discontinued when principal or interest payments become doubtful. As a general rule, this occurs when the loan becomes ninety days past due. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears or recorded as income, depending on Bank management’s assessment of the ultimate collectibility of the loan. Nonaccrual loans may be restored to accrual status when principal and interest become current and the full payment of principal and interest is expected.

Net loan fees and direct loan origination costs are deferred and amortized as yield adjustments to interest income using the level-yield method over the contractual lives of the related loans.

Allowance for Loan Losses

The Bank considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Bank records a loss valuation equal to the excess of the loan’s carrying value over the present value of the estimated future cash flows discounted at the loan’s initial effective rate, or the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. One-to-four family residential loans and consumer loans are collectively evaluated for impairment. Loans on residential properties with greater than four units, on construction and development and commercial properties are evaluated for impairment on a loan by loan basis. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent losses in the portfolio, and various subjective factors such as economic and business conditions. Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. In management’s opinion, the allowance, when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in the Bank’s loan portfolio.

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are initially recorded at fair value as of the date of foreclosure less any estimated selling costs (the “new basis”) and are subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. When foreclosed assets are acquired any excess of the loan balance over the new basis of the foreclosed asset is charged to the allowance for loan losses. Subsequent adjustments for estimated losses are charged to operations when the fair value declines to an amount less than the carrying value. Costs and expenses related to major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. Applicable gains and losses on the sale of real estate owned are realized when the asset is disposed of, depending on the adequacy of the down payment and other requirements.

Premises and Equipment

Premises and equipment are recorded at cost, less accumulated depreciation. Depreciation of premises and equipment is provided over the estimated useful lives (from three to forty years for buildings and improvements and from three to ten years for furniture, fixtures, and equipment) of the respective assets using the straight-line method. Maintenance and repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

Investment in LLCs

The Company is a partner in two limited liability companies, which were formed for the purpose of purchasing and developing vacant land in Platte County, Missouri. These investments are accounted for using the equity method of accounting.

Goodwill

The Company has goodwill of $1.8 million at September 30, 2011 and 2010. This asset, which resulted from the Bank’s acquisition of CBES Bancorp, Inc. in fiscal 2003, was assigned to the banking segment of the business. In accordance with Generally Accepted Accounting Principles (“GAAP”), the Company tests its goodwill for impairment annually, or more frequently if events indicate that the asset might be impaired. The first step of the goodwill impairment test compares the fair value of a reporting segment with its carrying amount, including goodwill. If the carrying value of a reporting unit exceeds its fair value, a second step of the goodwill impairment test is required, which compares the implied fair value of reporting unit goodwill to its carrying value. The implied fair value is determined in the same manner as the amount of goodwill recognized in a business combination is determined. Due to the fact that the Company’s stock price was below its book value per share at September 30, 2011 and 2010, the Company performed the second step of the goodwill impairment test to determine the amount of impairment loss, if any. Management reviewed recent merger and acquisition transactions, which were compared to the Company, to calculate an estimated valuation range for the Company. The Bank’s balance sheet was then compared to its estimated market value to determine the current fair value of its goodwill. As a result of this analysis, management determined that the Company’s goodwill was not impaired at September 30, 2011 and 2010.

Stock Options

The Company has a stock-based employee compensation plan which is described more fully in Footnote 18. The Company recognizes compensation cost over the five-year service period for its stock option awards. Stock based compensation expense for stock options totaled $49 thousand ($30 thousand, net of tax), $78 thousand ($48 thousand, net of tax) and $41 thousand ($25 thousand, net of tax) during the years ended September 30, 2011, 2010 and 2009, respectively.

Income Taxes

The Company files a consolidated Federal income tax return with its subsidiaries using the accrual method of accounting.

The Company provides for income taxes using the asset/liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Bank’s bad debt deduction for the years ended September 30, 2011, 2010 and 2009, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the “base-year.” The recapture of the excess reserve was completed over a six-year phase-in-period that began with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $3.7 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank’s capital in the form of stock redemptions caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

Derivative Instruments

The Bank regularly enters into commitments to originate and sell loans held for sale. Certain commitments are considered derivative instruments under GAAP, which requires the Bank to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As of September 30, 2011 and 2010, the fair value of loan related commitments resulted in a net asset of $1.7 million and $1.3 million, respectively.

Revenue Recognition

Interest income, loan servicing fees, customer service fees and charges and ancillary income related to the Bank’s deposits and lending activities are accrued as earned.

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

The computations of basic and diluted earnings (loss) per share are presented in the following table. Dollar amounts are expressed in thousands, except per share data.

	Year Ended September 30,
	2011	2010	2009
Net income (loss)	$(16,268)	6,323	18,709
Average common shares outstanding	7,867,614	7,867,614	7,867,614
Average common share stock options outstanding	—	—	—

Average diluted common shares	7,867,614	7,867,614	7,867,614
Earnings per share:
Basic earnings (loss) per share	$(2.07)	0.80	2.38
Diluted earnings (loss) per share	(2.07)	0.80	2.38

At September 30, 2011 and 2010, options to purchase 49,538 shares of the Company’s stock were outstanding. These options were not included in the calculation of diluted earnings per share, as they were considered anti-dilutive.

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 860-10, ASC 860-40 and ASC 860-50 which enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets and the company’s continuing involvement in transferred assets. This standard removes the concept of qualifying special purpose entity, changes the requirements for derecognizing financial assets, and requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales. This standard was effective for annual reporting periods beginning after November 15, 2009, for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter (effective October 1, 2010 for the Company). It did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued ASC 805-20 and ASC 810-10 which require a company to perform a qualitative analysis when determining whether it must consolidate a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the company that has both the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance, and the obligation to absorb losses of the entity that could be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This standard requires the company to perform ongoing reassessments to determine if it must consolidate a variable interest entity. This standard requires disclosures about the company’s involvement with the variable interest entities and any significant changes in risk exposure due to that involvement, how the involvement affects the company’s financial statements, and significant judgments and assumptions made in determining whether it must consolidate the variable interest entity. This standard was effective for annual reporting periods beginning after November 15, 2009, for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter (effective October 1, 2010 for the Company). It did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-20, which requires a company to disaggregate, by portfolio segment or class of financing receivable, certain existing disclosure and provide certain new disclosures about its financing receivables and related allowance for credit losses. Existing disclosures are amended to require an entity to provide a roll-forward schedule of the allowance for credit losses on a portfolio segment basis, with the ending balance further disaggregated by impairment method. In addition, the related recorded investment in financing receivables for each portfolio or class of financing receivable must be disclosed, along with the balance of impaired financing receivables and those in nonaccrual status. The ASU also requires an entity to provide the following additional disclosures about its financing receivables: the credit quality indicators of financing receivables by class, the aging of past due financing receivables at the end of the reporting period by class, the nature and extent of troubled debt restructurings that occurred during the period by class and their effect on the allowance for credit losses, the nature and extent of financing receivables modified as troubled debt restructurings within the previous 12 months that defaulted during the reporting period by class and their effect on the allowance for credit losses, and significant purchases and sales of financing receivables during the period disaggregated by portfolio segment. For public companies, this standard was effective for interim and annual reporting periods ending on or after December 15, 2010. It did not have a material impact on the Company’s consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-02, which clarifies the guidance on how creditors evaluate whether a restructuring of debt qualifies as a TDR. Examples of restructurings include an extension of a loan’s maturity date, a reduction in the interest rate, forgiveness of a debt’s face amount and/or accrued interest, and a deferral or decrease in payments for a period of time. The amendments clarify the definition of a TDR in ASC 310-40, which provides that a debt restructuring is considered a TDR if the creditor, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider. The framework for evaluating a restructuring requires that a creditor determine if both of the following conditions are met: 1) the borrower is experiencing financial difficulties, and 2) the restructuring includes a concession by the creditor to the borrower. For public companies, this standard was effective for the first interim or annual period beginning on or after June 15, 2011. The Company early adopted the ASU in its second fiscal quarter, as permitted by the standard. As a result of adopting the amendments in ASU 2011-02, the Company reassessed all restructurings that occurred on or after October 1, 2010, the beginning of the current fiscal year, for identification as TDRs. The Company identified as TDRs certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology. Upon identifying those receivables as TDRs, the Company identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of impairment measured in accordance with the guidance of ASC 310-10-35 for the receivables that are newly identified as impaired. The early adoption of the ASU resulted in a significant increase in the number of loans within its construction and development portfolios that are considered TDRs and had a substantially material impact on the Company’s financial statements for the period ended March 31, 2011. At March 31, 2011, the period of adoption, the recorded investment in receivables for which the allowance for credit losses was previously measured under a general allowance for credit losses methodology and are now impaired under ASC 310-10-35 was $28.1 million, and the resulting allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss, was $8.0 million. In addition, the Company identified loans with a recorded investment of $6.7 million which were previously deemed impaired under the guidance in ASC 310-10-35, but were not considered TDRs. As a result of adopting the amendments in ASU 2011-02, these loans were identified as TDRs and the resulting increase in the allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss, was $3.3 million. This increase in estimated loss was due to the Company’s adoption of a change in methodology for valuing its real estate development portfolio, given the current adverse economic environment, during the quarter ended March 31, 2011. This change is described in Footnote 6, Loans Receivable.

In May 2011, the FASB issued ASU No. 2011-04, which provides a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands disclosure requirements, particularly for Level 3 fair value measurements. For public companies, this standard is effective for interim and annual periods beginning after December 15, 2011. Management does not anticipate that it will have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in either a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income in the statement of equity. For public companies, this standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments within this update are to be applied retrospectively. Although it will affect the Company’s presentation of the components of other comprehensive income, management does not anticipate that that this standard will have a material impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, which is intended to reduce the annual cost and complexity of the annual goodwill impairment test by providing entities with the option of performing a qualitative assessment to determine whether impairment testing is necessary. This standard is effective for annual and interim goodwill impairment test performed for fiscal years beginning after December 15, 2011. Management does not anticipate that it will have a material impact on the Company’s consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reported periods. Estimates were used to establish loss reserves for both loans and foreclosed assets, accruals for loan recourse provisions, and fair values of financial instruments, among other items. Actual results could differ from those estimates.

Reclassifications

Certain amounts for 2010 and 2009 have been reclassified to conform to the current year presentation.

(2) SECURITIES AVAILABLE FOR SALE

The following tables present a summary of securities available for sale. Dollar amounts are expressed in thousands.

	September 30, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate debt securities	$48,412	263	1,763	46,912
Trust preferred securities	24,942	254	—	25,196
Municipal securities	17	—	—	17

Total	$73,371	517	1,763	72,125

	September 30, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate debt securities	$17,347	376	—	17,723
Trust preferred securities	10,084	282	20	10,346
Municipal securities	23	—	—	23

Total	$27,454	658	20	28,092

During the year ended September 30, 2011, the Company realized gross gains of $673,000 and no gross losses on the sale of securities available for sale. During the year ended September 30, 2010, the Company realized gross gains of $4.1 million and no gross losses on the sale of securities available for sale. During the year ended September 30, 2009, the Company realized gross gains of $4.6 million and no gross losses on the sale of securities available for sale.

The following table presents a summary of the fair value and gross unrealized losses of those securities available for sale which had unrealized losses at September 30, 2011. Dollar amounts are expressed in thousands.

	Less than 12 months		12 months or longer
	Estimated Fair Value	Gross unrealized Losses	Estimated fair value	Gross unrealized losses
Corporate debt securities	$28,346	1,763	$—	—

Management monitors the securities portfolio for impairment on an ongoing basis. This process involves monitoring market conditions and other relevant information, including external credit ratings, to determine whether or not a decline in value is other-than-temporary. During the quarter ended September 30, 2011, the Bank was notified that one holding in its trust preferred securities portfolio was being called in October 2011, prior to its original call date. Management determined that the security was other-than-temporarily impaired at September 30, 2011, and recognized a $640,000 impairment loss in earnings. There are no other securities held at September 30, 2011, for which the Company has taken an other-than-temporary impairment loss through earnings.

The scheduled maturities of securities available for sale at September 30, 2011, are presented in the following table. Dollar amounts are expressed in thousands.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Due in less than one year	$7,574	—	—	7,574
Due from one to five years	10,034	43	—	10,077
Due from five to ten years	38,389	220	1,763	36,846
Due after ten years	17,374	254	—	17,628

Total	$73,371	517	1,763	72,125

The principal balances of securities available for sale that are pledged to secure certain obligations of the Bank as of September 30 are as follows. Dollar amounts are expressed in thousands.

	September 30, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
FRB advance commitments	$6,225	191	—	6,416

	September 30, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
FRB advance commitments	$6,002	475	—	6,477

(3) SECURITIES HELD TO MATURITY

There were no securities held to maturity at September 30, 2011. The following table presents a summary of securities held to maturity at September 30, 2010. Dollar amounts are expressed in thousands.

	September 30, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Asset-backed securities	$1,232	329	—	1,561

Total	$1,232	329	—	1,561

During the year ended September 30, 2011, the Bank recognized a gain of $411,000 on the sale of an asset backed security which was classified as held to maturity. The security, which was secured by a pool of trust preferred securities issued by various banks, had an amortized cost of $1.1 million at the time of sale. The decision was made to sell the security after it was determined that there was significant deterioration in the issuer’s creditworthiness. There were no dispositions of securities held to maturity during the years ended September 30, 2010 and 2009.

(4) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.

	September 30, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Pass-through certificates guaranteed by GNMA – fixed rate	$86	3	—	89
Pass-through certificates guaranteed by FNMA – adjustable rate	174	6	—	180
FHLMC participation certificates:
Fixed rate	268	25	—	293
Adjustable rate	146	7	—	153

Total	$674	41	—	715

	September 30, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Pass-through certificates guaranteed by GNMA – fixed rate	$98	3	—	101
Pass-through certificates guaranteed by FNMA – adjustable rate	186	7	—	193
FHLMC participation certificates:
Fixed rate	403	34	—	437
Adjustable rate	173	7	—	180

Total	$860	51	—	911

There were no sales of mortgage-backed securities available for sale during the year ended September 30, 2011. During the year ended September 30, 2010, the Company realized gross gains of $1.4 million and gross losses of $8,000 on the sale of mortgage-backed securities available for sale. There were no sales of mortgage-backed securities available for sale during the year ended September 30, 2009.

During the year ended September 30, 2010, the Bank transferred two mortgage-backed securities with a total amortized cost of $8.4 million from the held to maturity category to the available for sale category. The amortized cost of the securities approximated its market value; thus, there were no unrealized gains or losses at the date of transfer. The decision was made to transfer the securities after it was determined that there was a significant deterioration in the issuer’s creditworthiness, as ratings agencies had downgraded the securities to below investment grade. The mortgage-backed securities were subsequently sold during the year ended September 30, 2010. The Bank recognized a gain of $39,000 and a loss of $8,000 on the sale of these securities.

The scheduled maturities of mortgage-backed securities available for sale at September 30, 2011, are presented in the following table. Dollar amounts are expressed in thousands.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Due from five to ten years	$268	25	—	293
Due after ten years	406	16	—	422

Total	$674	41	—	715

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

	September 30, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Customer deposit accounts	$494	29	—	523

	September 30, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Customer deposit accounts	$447	20	—	467

(5) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

The following tables present a summary of mortgage-backed securities held to maturity. Dollar amounts are expressed in thousands.

	September 30, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
FHLMC participation certificates:
Fixed rate	$45	1	—	46
FNMA pass-through certificates:
Fixed rate	5	1	—	6
Balloon maturity and adjustable rate	28	—	—	28
Collateralized mortgage obligations	39,068	101	218	38,951

Total	$39,146	103	218	39,031

	September 30, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
FHLMC participation certificates:
Fixed rate	$52	2	—	54
FNMA pass-through certificates:
Fixed rate	7	—	—	7
Balloon maturity and adjustable rate	32	1	—	33
Collateralized mortgage obligations	46,185	230	209	46,206

Total	$46,276	233	209	46,300

The following tables present a summary of the fair value and gross unrealized losses of those mortgage-backed securities held to maturity which had unrealized losses at September 30, 2011. Dollar amounts are expressed in thousands.

	Less Than 12 Months		12 Months or Longer
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
Collateralized mortgage obligations	$30,150	218	$—	—

The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2011, are presented in the following table. Dollar amounts are expressed in thousands.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Due from one to five years	$5	1	—	6
Due from five to ten years	3,356	2	48	3,310
Due after ten years	35,785	100	170	35,715

Total	$39,146	103	218	39,031

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

	September 30, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Customer deposit accounts	$22	—	—	22
FRB advance commitments	32,003	100	95	32,008

Total	$32,025	100	95	32,030

	September 30, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Customer deposit accounts	$24	—	—	24
FRB advance commitments	46,185	231	209	46,207

Total	$46,209	231	209	46,231

All dispositions of mortgage-backed securities held to maturity during fiscal 2011, 2010, and 2009 were the result of maturities, with the exception of the transfers noted in Footnote 4.

(6) LOANS RECEIVABLE

The following table provides a detail of loans receivable as of September 30. Dollar amounts are expressed in thousands.

HELD FOR INVESTMENT	2011	2010
Mortgage loans:
Permanent loans on:
Residential properties	$329,715	347,177
Business properties	409,737	450,305
Partially guaranteed by VA or insured by FHA	3,947	3,801
Construction and development	181,663	208,039

Total mortgage loans	925,062	1,009,322
Commercial loans	80,937	79,138
Installment loans and lease financing to individuals	9,028	11,573

Total loans receivable held for investment	1,015,027	1,100,033
Less:
Undisbursed loan funds	(20,944)	(19,650)
Unearned discounts and fees on loans, net of deferred costs	(6,683)	(7,026)

Net loans receivable held for investment	$987,400	1,073,357

HELD FOR SALE
Mortgage loans:
Permanent loans on:
Residential properties	$163,792	208,766
Less:
Undisbursed loan funds	(48,358)	(106,821)

Net loans receivable held for sale	$115,434	179,845

Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $5.3 million and $16.4 million at September 30, 2011 and 2010, respectively.

Whole loans and participations serviced for others were approximately $65.5 million and $60.6 million at September 30, 2011 and 2010, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

First mortgage loans were pledged to secure FHLB advances in the amount of approximately $638.2 million and $847.2 million at September 30, 2011 and 2010, respectively.

Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2011 and 2010. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

Proceeds from the sale of loans receivable held for sale during fiscal 2011, 2010 and 2009, were $1,693.0 million, $1,703.7 million, and $1,576.4 million, respectively. In fiscal 2011, the Bank realized gross gains of $29.4 million and $140,000 of gross losses. In fiscal 2010, the Bank realized gross gains of $36.6 million and $17,000 of gross losses. In fiscal 2009, the Bank realized gross gains of $29.1 million and gross losses of $53,000 on those sales

Lending Practices and Underwriting Standards

Residential real estate loans - The Bank offers a range of residential loan programs, including programs offering loans guaranteed by the Veterans Administration (“VA”) and loans insured by the Federal Housing Administration (“FHA”). The Bank’s residential loans come from several sources. The loans that the Bank originates are generally a result of direct solicitations of real estate brokers, builders, developers, or potential borrowers via the internet. North American periodically purchases real estate loans from other financial institutions or mortgage bankers.

The Bank’s residential real estate loan underwriters are grouped into three different levels, based upon each underwriter’s experience and proficiency. Underwriters within each level are authorized to approve loans up to prescribed dollar amounts. Any loan over $1 million must also be approved by either the CEO or the EVP/Chief Credit Officer. Conventional residential real estate loans are underwritten using FNMA’s Desktop Underwriter or FHLMC’s Loan Prospector automated underwriting systems, which analyze credit history, employment and income information, qualifying ratios, asset reserves, and loan-to-value ratios. If a loan does not meet the automated underwriting standards, it is underwritten manually. Full documentation to support each applicant’s credit history, income, and sufficient funds for closing is required on all loans. An appraisal report, performed in conformity with the Uniform Standards of Professional Appraisers Practice by an outside licensed appraiser, is required for all loans. Typically, the Bank requires borrowers to purchase private mortgage insurance when the loan-to-value ratio exceeds 80%.

NASB originates Adjustable Rate Mortgages (ARMs), which fully amortize and typically have initial rates that are fixed for one to seven years before becoming adjustable. Such loans are underwritten based on the initial interest rate and the borrower’s ability to repay based on the maximum first adjustment rate. Each underwriting decision takes into account the type of loan and the borrower’s ability to pay at higher rates. While lifetime rate caps are taken into consideration, qualifying ratios may not be calculated at this level due to an extended number of years required to reach the fully-indexed rate. NASB does not originate any hybrid loans, such as payment option ARMs, nor does the Bank originate any subprime loans, generally defined as high risk or loans of substantially impaired quality.

At the time a potential borrower applies for a residential mortgage loan, it is designated as either a portfolio loan, which is held for investment and carried at amortized cost, or a loan held-for-sale in the secondary market and carried at fair value. All the loans on single family property that the Bank holds for sale conform to secondary market underwriting criteria established by various institutional investors. All loans originated, whether held for sale or held for investment, conform to internal underwriting guidelines, which consider, among other things, a property’s value and the borrower’s ability to repay the loan.

Construction and development loans - Construction and land development loans are made primarily to builders/developers, who construct properties for resale. The Bank originates both fixed and variable rate construction loans, and most are due and payable within one year. In some cases, extensions are permitted if payments are current and construction has progressed satisfactorily.

The Bank’s requirements for a construction loan are similar to those of a mortgage on an existing residence. In addition, the borrower must submit accurate plans, specifications, and cost projections of the property to be constructed. All construction and development loans are manually underwritten using NASB’s internal underwriting standards. All construction and development loans must be approved by the CEO and either the EVP/ Chief Credit Officer or SVP/Construction Lending. Prior approval is required from the Bank’s Board of Directors for newly originated construction and development loans with a proposed balance of $2.5 million or greater. The bank has adopted internal loan-to-value limits consistent with regulations, which are 65% for raw land, 75% for land development, and 85% for residential and non-residential construction. An appraisal report performed in conformity with the Uniform Standards of Professional Appraisers Practice by an outside licensed appraiser is required on all loans in excess of $250,000. Generally, the Bank will commit to an initial term of 12 to 18 months on construction loans, and an initial term of 24 to 48 months on land acquisition and development loans, with six month renewals thereafter. Interest rates on construction loans typically adjust daily and are tied to a predetermined index. NASB’s staff regularly performs inspections of each property during its construction phase to help ensure adequate progress is achieved before making scheduled loan disbursements.

When construction and development loans mature, the Bank typically considers extensions for short, six-month term periods. This allows the Bank to more frequently evaluate the loan, including creditworthiness and current market conditions and, if management believes it’s in the best interest of the Company, to modify the terms accordingly. This portfolio consists primarily of assets with rates tied to the prime rate and, in most cases, the conditions for loan renewal include an interest rate “floor” in accordance with the market conditions that exist at the time of renewal.

During the year ended September 30, 2011, the Bank renewed a large number of loans within its construction and land development portfolio due to slower home and lot sales in the current economic environment. Such extensions were accounted for as Troubled Debt Restructurings (“TDRs”) if the restructuring was related to the borrower’s financial difficulty, and if the Bank made concessions that it would not otherwise consider. In order to determine whether or not a renewal should be accounted for as a TDR, management reviewed the borrower’s current financial information, including an analysis of income and liquidity in relation to debt service requirements. The large majority of these modifications did not result in a reduction in the contractual interest rate or a write-off of the principal balance (although the Bank does commonly require the borrower to make a principal reduction at renewal).

Commercial real estate loans - The Bank purchases and originates several different types of commercial real estate loans. Permanent multifamily mortgage loans on properties of 5 to 36 dwelling units have a 50% risk-weight for risk-based capital requirements if they have an initial loan-to-value ratio of not more than 80% and if their annual average occupancy rate exceeds 80%. All other performing commercial real estate loans have 100% risk-weights.

The Bank’s commercial real estate loans are secured primarily by multi-family and nonresidential properties. Such loans are manually underwritten using NASB’s internal underwriting standards, which evaluate the sources of repayment, including the ability of income producing property to generate sufficient cash flow to service the debt, the capacity of the borrower or guarantors to cover any shortfalls in operating income, and, as a last resort, the ability to liquidate the collateral in such a manner as to completely protect the Bank’s investment. All commercial real estate loans must be approved by the CEO and either the EVP/ Chief Credit Officer or SVP/Commercial Lending. Prior approval is required from the Bank’s Board of Directors for newly originated commercial loans with a proposed balance of $2.5 million or greater. Typically, loan-to-value ratios do not exceed 80%; however, exceptions may be made when it is determined that the safety of the loan is not compromised, and the rationale for exceeding this limit is clearly documented. An appraisal report performed in conformity with the Uniform Standards of Professional Appraisers Practice by an outside licensed appraiser is required on all loans in excess of $250,000. Interest rates on commercial loans may be either fixed or tied to a predetermined index and adjusted daily.

The Bank typically obtains full personal guarantees from the primary individuals involved in the transaction. Guarantor financial statements and tax returns are reviewed annually to determine their continuing ability to perform under such guarantees. The Bank typically pursues repayment from guarantors when the primary source of repayment is not sufficient to service the debt. However, the Bank may decide not to pursue a guarantor if, given the guarantor’s financial condition, it is likely that the estimated legal fees would exceed the probable amount of any recovery. Although the Bank does not typically release guarantors from their obligation, the Bank may decide to delay the decision to pursue civil enforcement of a deficiency judgment.

At least once during each calendar year, a review is prepared for each borrower relationship in excess of $5 million and for each individual loan over $1 million. Collateral inspections are obtained on an annual basis for each loan over $1 million, and on a triennial basis for each loan between $500,000 and $1 million. Financial information, such as tax returns, is requested annually for all commercial real estate loans over $500,000, which is consistent with industry practice, and the Bank believes it has sufficient monitoring procedures in place to identify potential problem loans. A loan is deemed impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. Any loans deemed impaired, regardless of their balance, are reviewed by management at the time of the impairment determination, and monitored on a quarterly basis thereafter, including calculation of specific valuation allowances, if applicable.

Installment Loans - These loans consist primarily of loans on savings accounts and consumer lines of credit that are secured by a customer’s equity in their primary residence.

Allowance for Loan Losses

The Allowance for Loan and Lease Losses (“ALLL”) recognizes the inherent risks associated with lending activities for individually identified problem assets as well as the entire homogenous and non-homogenous loan portfolios. ALLLs are established by charges to the provision for loan losses and carried as contra assets. Management analyzes the adequacy of the allowance on a quarterly basis and appropriate provisions are made to maintain the ALLLs at adequate levels. At any given time, the ALLL should be sufficient to absorb at least all estimated credit losses on outstanding balances over the next twelve months. While management uses information currently available to determine these allowances, they can fluctuate based on changes in economic conditions and changes in the information available to management. Also, regulatory agencies review the Bank’s allowances for loan loss as part of their examination, and they may require the Bank to recognize additional loss provisions, within their regulatory filings (the Thrift Financial Report), based on the information available at the time of their examinations.

The ALLL is determined based upon two components. The first is made up of specific reserves for loans which have been deemed impaired in accordance with Generally Accepted Accounting Principles (“GAAP”). The second component is made up of general reserves for loans that are not impaired. A loan becomes impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. Once a loan has been deemed impaired, the impairment must be measured by comparing the recorded investment in the loan to the present value of the estimated future cash flows discounted at the loan’s effective rate, or to the fair value of the loan based on the loan’s observable market price, or to the fair value of the collateral if the loan is collateral dependent. The Bank records a specific allowance equal to the amount of measured impairment.

Loans that are not impaired are evaluated based upon the Bank’s historical loss experience, as well as various subjective factors, to estimate potential unidentified losses within the various loan portfolios. These loans are categorized into pools based upon certain characteristics such as loan type, collateral type and repayment source. The Bank’s loss history is analyzed in terms of loss frequency and loss severity. Loss frequency represents the likelihood of loans not repaying in accordance with their original terms, which would result in the foreclosure and subsequent liquidation of the property. Loss severity represents any potential loss resulting from the loan’s foreclosure and subsequent liquidation. Management calculates estimated loss frequency and loss severity ratios for each loan pool. In addition to analyzing historical losses, the Bank also evaluates the following subjective factors for each loan pool to estimate future losses: changes in lending policies and procedures, changes in economic and business conditions, changes in the nature and volume of the portfolio, changes in management and other relevant staff, changes in the volume and severity of past due loans, changes in the quality of the Bank’s loan review system, changes in the value of the underlying collateral for collateral dependent loans, changes in the level of lending concentrations, and changes in other external factors such as competition and legal and regulatory requirements. Historical loss ratios are adjusted accordingly, based upon the effect that the subjective factors have in estimated future losses. These adjusted ratios are applied to the balances of the loan pools to determine the adequacy of the ALLL each quarter.

During the quarter ended March 31, 2011, the Company adopted ASU 2011-02, as more fully described in Footnote 1 of the consolidated financial statements. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those receivables newly identified as impaired. As a result of adopting ASU 2011-02, the Company reassessed all restructurings that occurred on or after October 1, 2010, the beginning of the current fiscal year, for identification as TDRs. The Company identified as troubled debt restructurings certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology. Upon identifying those receivables as TDRs, the Company identified them as impaired under the guidance in Section 310-10-35. At the end of March 31, 2011, the period of adoption, the recorded investment in receivables for which the allowance for credit losses was previously measured under a general allowance for credit losses methodology and are now impaired under ASC 310-10-35 was $28.1 million, and the resulting increase in the allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss, was $8.0 million. In addition, the Company identified loans with a recorded investment of $6.7 million which were previously deemed impaired under the guidance in ASC 310-10-35, but were not considered TDRs. As a result of adopting the amendments in ASU 2011-02, these loans were identified as TDRs and the resulting increase in the allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss, was $3.3 million. This increase in estimated loss was due to the Company’s adoption of a change in methodology for valuing its real estate development portfolio, given the current adverse economic environment, during the quarter ended March 31, 2011, which is described in the following paragraph.

In addition to the adoption of ASU 2011-02, and in connection with the determination of impairment, the Company performed a review of 1) its historical residential development loan foreclosures since 2008; 2) the realized sale prices versus both original and subsequent appraisals; 3) the valuation trends in unsold foreclosed assets; and 4) factors affecting the current outlook for real estate development loans for the foreseeable future. Given the current adverse economic environment and negative outlook in the residential development real estate market, the Company reassessed its methodology for the valuation of loans in its real estate development portfolio and adopted a change in methodology for their valuation as of March 31, 2011, that applies downward “qualitative” adjustments to the real estate appraised values for residential development loans that are deemed impaired. Management believes that these qualitative appraisal adjustments more accurately reflect real estate values in light of recent sales experience and economic conditions. This change in methodology increased the provision for loan losses by $18.3 million during the quarter ended March 31, 2011.

Based upon the significant increase in foreclosure frequency and loss severity ratios within the Bank’s portfolios and other qualitative factors related to the current economic conditions, the Bank increased its general component of allowance for loan losses during the fiscal year ended September 30, 2011. The balance of general reserves, not assigned to a particular classified loan, in the allowance for loan losses increased to $31.2 million, from $17.7 million at September 30, 2010. During the same time period, the balance of loans receivable held to maturity decreased from $1,073.4 million at September 30, 2010, to $987.4 million at September 30, 2011. The Bank does not routinely obtain updated appraisals for their collateral dependent loans that are not adversely classified. However, when analyzing the adequacy of its allowance for loan losses, the Bank considers potential changes in the value of the underlying collateral for such loans as one of the subjective factors used to estimate future losses in the various loan pools.

The following table presents the activity in the allowance for losses on loans for fiscal year ended September 30, 2011, 2010, and 2009. Allowance for losses on mortgage loans includes specific valuation allowances and valuation allowances associated with homogenous pools of loans. Dollar amounts are expressed in thousands.

	2011	2010	2009
Balance at beginning of year	$32,316	20,699	13,807
Provisions	49,394	30,500	11,250
Charge-offs	(11,780)	(18,884)	(4,377)
Recoveries	336	1	19

Balance at end of year	$70,266	32,316	20,699

The following table presents the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method at September 30, 2011. Dollar amounts are expressed in thousands.

	Residential	Residential Held For Sale	Commercial Real Estate	Construction & Development	Commercial	Installment	Total
Allowance for loan losses:
Balance at October 1, 2010	$4,427	10	6,708	19,018	1,015	1,138	32,316
Provision for loan losses	4,076	2	8,679	29,682	6,758	197	49,394
Losses charged off	(1,840)	—	(2,186)	(7,164)	(91)	(499)	(11,780)
Recoveries	—	—	—	327	—	9	336

Balance at September 30, 2011	$6,663	12	13,201	41,863	7,682	845	70,266

Ending balance of allowance for loan losses related to loans:
Individually evaluated for impairment	$1,498	12	4,871	28,031	4,038	640	39,090

Collectively evaluated for impairment	$5,165	—	8,330	13,832	3,644	205	31,176

Acquired with deteriorated credit quality	$—	—	—	—	—	—	—

Loans:
Balance at September 30, 2011	$330,077	115,434	405,745	162,021	80,555	9,002	1,102,834

Ending balance:
Loans individually evaluated for impairment	$11,124	12	21,653	108,355	8,714	702	150,560

Loans collectively evaluated for impairment	$316,437	115,422	384,092	53,666	71,841	8,300	949,758

Loans acquired with Deteriorated credit quality	$2,516	—	—	—	—	—	2,516

Classified Assets, Delinquencies, and Non-accrual Loans

Classified assets - In accordance with the Bank’s asset classification system, problem assets are classified with risk ratings of either “substandard,” “doubtful,” or “loss.” An asset is considered substandard if it is inadequately protected by the borrower’s ability to repay, or the value of collateral. Substandard assets include those characterized by a possibility that the institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have the same weaknesses of those classified as substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as loss are considered uncollectible and of such little value that their existence without establishing a specific loss allowance is not warranted.

In addition to the risk rating categories for problem assets noted above, loans may be assigned a risk rating of “pass,” “pass-watch,” or “special mention.” The pass category includes loans with borrowers and/or collateral that is of average quality or better. Loans in this category are considered average risk and satisfactory repayment is expected. Assets classified as pass-watch are those in which the borrower has the capacity to perform according to the terms and repayment is expected. However, one or more elements of uncertainty exist. Assets classified as special mention have a potential weakness that deserves management’s close attention. If left undetected, the potential weakness may result in deterioration of repayment prospects.

The early adoption of ASU 2011-02 during the quarter ended March 31, 2011, and the prospectively applied impairment caused an increase in loans considered TDRs, which also increased the assets classified as “substandard.” The increase in TDRs, and related increase in loan loss provision, are discussed in Footnote 1 to the condensed consolidated financial statements.

Each quarter, management reviews the problem loans in its portfolio to determine whether changes to the asset classifications or allowances are needed. The following table presents the credit risk profile of the Company’s loan portfolio based on risk rating category as of September 30, 2011. Dollar amounts are expressed in thousands.

	Residential	Residential Held For Sale	Commercial Real Estate	Construction & Development	Commercial	Installment	Total
Rating:
Pass	$312,206	115,422	351,132	28,668	48,822	8,237	864,487
Pass – Watch	2,325	—	12,864	16,187	—	—	31,376
Special Mention	1,268	—	10,810	353	23,020	31	35,482
Substandard	12,780	—	26,068	88,782	4,675	94	132,399
Doubtful	—	—	—	—	—	—	—
Loss	1,498	12	4,871	28,031	4,038	640	39,090

Total	$330,077	115,434	405,745	162,021	80,555	9,002	1,102,834

The following table presents the Company’s loan portfolio aging analysis as of September 30, 2011. Dollar amounts are expressed in thousands.

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days & Accruing
Residential	$3,678	1,875	10,407	15,960	314,117	330,077	—
Residential held for sale	—	1	1	2	115,432	115,434	—
Commercial real estate	4,013	—	5,671	9,684	396,061	405,745	—
Construction & development	—	259	17,056	17,315	144,706	162,021	—
Commercial	—	—	8,067	8,067	72,488	80,555	—
Installment	13	19	69	101	8,901	9,002	—

Total	$7,704	2,154	41,271	51,129	1,051,705	1,102,834	—

When a loan becomes 90 days past due, the Bank stops accruing interest and establishes a reserve for the interest accrued-to-date. The following table presents the Company’s nonaccrual loans at September 30. This table does not include purchased impaired loans or troubled debt restructurings that are performing. Dollar amounts are expressed in thousands.

	2011	2010
Residential	$10,407	10,552
Residential held for sale	1	26
Commercial real estate	5,671	10,309
Construction & development	17,056	8,151
Commercial	8,067	—
Installment	69	330

Total	$41,271	29,368

Gross interest income would have increased by $2.8 million, $1.8 million and $2.3 million for the years ended September 30, 2011, 2010 and 2009, respectively, if the nonaccrual loans had been performing. As of September 30, 2011 and 2010, the Bank had no loans in its portfolio that were 90 days or more past due and still accruing.

A loan becomes impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. A restructuring of debt is considered a TDR if, because of a debtor’s financial difficulty, a creditor grants concessions that it would not otherwise consider. Loans modified in troubled debt restructurings are also considered impaired. Concessions granted in a TDR could include a reduction in interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Once a loan has been deemed impaired, the impairment must be measured by comparing the recorded investment in the loan to the present value of the estimated future cash flows discounted at the loan’s effective rate, or to the fair value of the loan based on the loan’s observable market price, or to the fair value of the collateral if the loan is collateral dependent. The Bank records a specific loss allowance equal to the amount of measured impairment, if applicable.

During the fiscal year ended September 30, 2011, the Company modified three residential loans, with a recorded investment of $792,000 prior to modification, which were deemed TDRs. The modifications, which lowered the interest rates, extended the maturity dates, and forgave $25,000 of loan principal, resulted in specific loss allowances of $53,000 based upon the present value of expected future cash flows, discounted at the contractual interest rate of the original loan agreement. In addition, the Company modified five commercial real estate loans during the year, with a recorded investment of $5.6 million prior to modification, which were deemed TDRs. The Bank lowered the interest rate, extended the maturity dates, and, in the case of one modification, disbursed additional funds for improvements to the property. Prior to modification one such commercial real estate loan was considered impaired and collateral dependent, and had been written down to the fair value of the collateral, less costs to sell. The remaining four commercial real estate loans were deemed impaired and collateral dependent at the time of modification. However, the fair value of the collateral, less costs to sell, was in excess of the recorded investment in the loan. Therefore, the Bank did not record a specific reserve related to these TDRs. Also during the fiscal year, the Company modified ninety-six land development loans, with a recorded investment of $98.5 million prior to modification, which were deemed TDRs. These modifications were the result of extensions, typically for a six-month period, and did not result in a reduction in the contractual interest rate or a write-off of the principal balance. Such loans are considered collateral dependent, and the modifications resulted in specific loss allowances of $24.7 million, based upon the fair value of the collateral. Specific loss allowances are included in the calculation of estimated future loss ratios, which are applied to the various loan portfolios for purposes of estimating future losses. TDRs secured by residential properties with a recorded investment of $395,000, TDRs secured by commercial properties with a recorded investment of $3.8 million, and TDRs secured by land development properties with a recorded investment of $8.9 million defaulted during the year ended September 30, 2011. Management considers the level of defaults within the various portfolios when evaluating qualitative adjustments used to determine the adequacy of the Allowance for Loan and Lease Losses.

The following table presents the recorded balance of troubled debt restructurings as of September 30. Dollar amounts are expressed in thousands.

	2011	2010
Troubled debt restructurings:
Residential	$3,868	7,147
Residential held for sale	—	—
Commercial real estate	6,250	623
Construction & development	71,687	15,960
Commercial	—	—
Installment	—	—

Total	$81,805	23,730

Performing troubled debt restructurings:
Residential	$848	5,796
Residential held for sale	—	—
Commercial real estate	6,250	—
Construction & development	65,505	15,793
Commercial	—	—
Installment	—	—

Total	$72,603	21,589

At September 30, 2011, the Bank had outstanding commitments of $1.3 million to be advanced in connection with TDRs. At September 30, 2010, no additional funds were committed to be advanced in connection with TDRs.

The following table presents impaired loans, including troubled debt restructurings, as of September 30, 2011. Dollar amounts are expressed in thousands.

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	YTD Average Investment in Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance:
Residential	$5,035	5,088	—	5,006	181
Residential held for sale	—	—	—	—	—
Commercial real estate	5,703	5,732	—	5,816	445
Construction & development	31,072	31,074	—	29,786	1,520
Commercial	—	—	—	—	—
Installment	—	—	—	—	—
Loans with a specific valuation allowance:
Residential	$4,591	6,188	1,498	5,299	198
Residential held for sale	—	12	12	11	—
Commercial real estate	11,079	15,985	4,871	13,525	663
Construction & development	49,252	77,322	28,031	58,272	3,413
Commercial	4,675	8,790	4,038	6,063	91
Installment	62	704	640	216	40
Total:
Residential	$9,626	11,276	1,498	10,305	379
Residential held for sale	—	12	12	11	—
Commercial real estate	16,782	21,717	4,871	19,341	1,108
Construction & development	80,324	108,396	28,031	88,058	4,933
Commercial	4,675	8,790	4,038	6,063	91
Installment	62	704	640	216	40

Although the Bank has a diversified loan portfolio, a substantial portion is secured by real estate. The following table presents information as of September 30 about the location of real estate that secures loans in the Bank’s mortgage loan portfolio. The line item “Other” includes total investments in other states of less than $10 million each. Dollar amounts are expressed in thousands.

	2011
	Residential		Commercial real estate	Construction and development	Total
State	1-4 family	5 or more family
Missouri	$135,518	35,918	47,953	70,646	290,035
Kansas	40,808	5,842	34,356	102,316	183,322
Texas	19,004	6,399	46,876	—	72,279
Colorado	5,452	1,686	40,717	—	47,855
California	19,122	—	7,017	—	26,139
Arizona	9,905	478	11,367	3,896	25,646
Oklahoma	2,880	3,862	18,604	—	25,346
Florida	14,212	872	7,470	2,482	25,036
Illinois	6,504	192	11,217	2,098	20,011
North Carolina	7,698	—	11,611	—	19,309
Ohio	3,159	—	13,691	—	16,850
Indiana	2,069	—	13,847	—	15,916
Washington	5,796	—	9,504	—	15,300
Other	67,508	4,582	69,703	225	142,018

	$339,635	59,831	343,933	181,663	925,062

	2010
	Residential		Commercial real estate	Construction and development	Total
State	1-4 Family	5 or more family
Missouri	$157,444	32,806	62,281	82,174	334,705
Kansas	42,539	5,978	31,579	114,966	195,062
Texas	17,127	7,697	46,632	6,088	77,544
Colorado	5,903	1,769	51,502	—	59,174
Arizona	10,400	533	16,507	4,811	32,251
Oklahoma	2,727	3,953	19,837	—	26,517
Florida	14,330	896	9,699	—	24,925
North Carolina	8,202	—	16,715	—	24,917
Illinois	8,100	200	11,406	—	19,706
California	16,988	—	2,304	—	19,292
Ohio	3,479	—	14,532	—	18,011
Indiana	2,260	—	14,142	—	16,402
Washington	5,123	—	9,963	—	15,086
Georgia	4,840	884	5,533	—	11,257
Michigan	381	—	9,760	—	10,141
Other	65,663	4,361	54,308	—	124,332

	$365,506	59,077	376,700	208,039	1,009,322

The Bank issues various representations and warranties and standard recourse provisions associated with the sale of loans to outside investors, which may require the Bank to repurchase a loan that defaults or has identified defects, or to indemnify the investor in the event of a material breach of contractual representations and warranties. Such provisions related to early payoff and early payment default typically expire 90 to 180 days after purchase. Repurchase obligations related to fraud or misrepresentation remain outstanding during the life of the loan. During the fiscal year ended September 30, 2011, 2010 and 2009, the Bank established reserves related to various representations and warranties that reflect management’s estimate of losses based on various factors. Such factors include estimated level of defects, historical repurchase demand, success rate in avoiding claims, and projected loss severity. Reserves are established at the time loans are sold, and updated during their estimated life. Although an investor may demand repurchase at any time, most occur within the first two to three years following origination. During the last six fiscal years, the Bank sold loans with recourse totaling $7.7 billion, of which $4.7 billion and $4.3 billion remain outstanding at September 30, 2011 and 2010, respectively. It is management’s estimate that the total recourse liability associated with such loans was $3.5 million and $2.2 million at September 30, 2011 and 2010, respectively. The reserve for such losses is included in “Accrued expenses and other liabilities” in the Bank’s consolidated financial statements. Prior to fiscal 2009, losses related to such representations and warranties were minimal.

During the fiscal years ended September 30, 2011, 2010 and 2009, the Bank experienced increased losses resulting from investor charges for loans with defects, repurchased loans, and early prepayment and early default penalties. This trend accelerated during the last half of the fiscal 2009 and continued through fiscal 2011. The Company repurchased or incurred losses on loans with balances of $11.6 million and $6.1 million during fiscal year 2011 and 2010, respectively. Total losses incurred on these loans were $1.4 million, $754,000 and $841,000 during fiscal year 2011, 2010 and 2009, respectively. Repurchased loans are recorded at fair value and evaluated for impairment in accordance with GAAP.

The following table presents the activity in the reserve related to representations and warranties for the year ended September 30. Dollar amounts are expressed in thousands.

	2011	2010
Balance at beginning of year	$2,157	1,063
Additions to reserve	2,754	1,848
Losses and penalties incurred	(1,376)	(754)

Balance at end of year	$3,535	2,157

The increase in repurchase loans and settlement losses related primarily to weak economic conditions, as investors made increased demands associated with the higher level of loans in default. The Bank has had some success in avoiding claims. During fiscal 2011, the Bank successfully cleared eighteen out of sixty, or thirty percent, of the repurchase requests that it received. During fiscal 2010, the Bank successfully cleared eighteen out of forty-nine, or thirty-seven percent, of the repurchase and make whole requests that it received. This success rate is one indicator of future losses, but it is affected by various factors such as the type of claim and the investor making the claim. To the extent that economic conditions, particularly the housing market, do not recover, it is management’s opinion that the Bank will continue to have increased loss severity on repurchased loans, resulting in further additions to the reserve. However, the Bank began to tighten underwriting standards in mid 2008, so it expects a lower level of repurchase requests for loans originated thereafter.

(7) FORECLOSED ASSETS HELD FOR SALE

The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.

	2011	2010
Real estate acquired through (or by deed in lieu of) foreclosure	$27,232	40,689
Less: allowance for losses	(10,295)	(2,327)

Total	$16,937	38,362

In determining fair values of foreclosed assets, the Company performed a review of 1) its historical residential development loan foreclosures since 2008; 2) the realized sale prices versus both original and subsequent appraisals; 3) the valuation trends in unsold foreclosed assets; and 4) factors affecting the current outlook for real estate development loans for the foreseeable future. Given the current adverse economic environment and negative outlook in the residential development real estate market, as of March 31, 2011, the Company reassessed its methodology for the valuation of assets in its real estate development portfolio and adopted a change in methodology for the valuation of the portfolio that applies downward “qualitative” adjustments to the real estate appraised values for foreclosed development properties. We believe that these qualitative appraisal adjustments more accurately reflect real estate values in light of the sales experience and economic conditions that we have recently observed. This change in methodology increased the provision for loss on REO by $7.2 million during the quarter ended March 31, 2011.

The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.

	2011	2010	2009
Balance at beginning of year	$2,327	—	669
Provision for loss	11,383	2,649	727
Charge-offs	(3,982)	(1,060)	(1,691)
Recoveries	567	738	295

Balance at end of year	$10,295	2,327	—

In addition to the provision for loss noted above, the Company incurred net expenses of $1.9 million, $2.0 million, and $335,000 related to foreclosed assets held for sale during the fiscal years ended September 30, 2011, 2010 and 2009, respectively.

(8) PREMISES AND EQUIPMENT

The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

	2011	2010
Land	$4,308	4,308
Buildings and improvements	12,726	12,671
Furniture, fixtures and equipment	13,127	10,911

	30,161	27,890
Accumulated depreciation	(15,727)	(14,054)

Total	$14,434	13,836

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended September 30, 2011, 2010, and 2009, were approximately $704,000, $552,000, and $568,000, respectively.

Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.

Fiscal year ended September 30,	Amount
2012	$875
2013	823
2014	802
2015	793
2016	723
Thereafter	844

(9) INVESTMENT IN LLCs

The Company is a partner in two limited liability companies, Central Platte Holdings LLC (“Central Platte”) and NBH, LLC (“NBH”), which were formed for the purpose of purchasing and developing vacant land in Platte County, Missouri. These investments are accounted for using the equity method of accounting.

The Company’s investment in Central Platte consists of a 50% ownership interest in an entity that develops land for residential real estate sales. Sales of lots have not met previous expectations and, as a result, the Company evaluated its investment for impairment, in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. The Company utilizes a multi-faceted approach to measure the potential impairment. The internal model utilizes the following valuation methods: 1) liquidation or appraised values determined by an independent third party appraisal; 2) an on-going business, or discounted cash flows method wherein the cash flows are derived from the sale of fully-developed lots, the development and sale of partially-developed lots, the operation of the homeowner’s association, and the value of raw land obtained from an independent third party appraiser; and 3) another on-going business method, which utilizes the same inputs as method 2, but presumes that cash flows will first be generated from the sale of raw ground and then from the sale of fully-developed and partially-developed lots and the operation of the homeowner’s association. The internal model also includes an on-going business method wherein the cash flows are derived from the sale of fully-developed lots, the development and sale of partially-developed lots, the operation of the homeowner’s association, and the development and sale of lots from the property that is currently raw land. However, management does not feel the results from this method provide a reliable indication of value because the time to “build-out” the development exceeds 18 years. Because of this unreliability the results from this method are given a zero weighting in the final impairment analysis. The significant inputs include raw land values, absorption rates of lot sales, and a market discount rate. Management believes this multi-faceted approach is reasonable given the highly subjective nature of the assumptions and the differences in valuation techniques that are utilized within each approach (e.g., order of distribution of assets upon potential liquidation). It is management’s opinion that no one valuation method within the model is preferable to the other and that no one method is more likely to occur than the other. Therefore, the final estimate of value is determined by assigning an equal weight to the values derived from each of the first three methods described above.

As a result of this analysis, the Company determined that its investment in Central Platte was materially impaired and recorded an impairment charge of $2.0 million ($1.2 million, net of tax) during the year ended September 30, 2010.

The following table displays the results derived from the Company’s internal valuation model at September 30, 2011, and the carrying value of its investment in Central Platte at September 30, 2011. Dollar amounts are expressed in thousands.

Method 1	$15,345
Method 2	16,456
Method 3	18,614
Average of methods 1, 2, and 3	$16,805

Carrying value of investment in Central Platte Holdings, LLC	$16,311

The Company’s investment in NBH consists of a 50% ownership interest in an entity that holds raw land, which is currently zoned as agricultural. The general managers intend to rezone this property for commercial and/or residential development. The raw land was purchased in 2002. The Company accounts for its investment in NBH under the equity method. Due to the overall economic conditions surrounding real estate, the Company evaluated its investment for impairment in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. Potential impairment was measured based on liquidation or appraised values determined by an independent third party appraisal. As a result of this analysis, the Company determined that its investment in NBH was materially impaired and recorded an impairment charge of $1.1 million ($693,000, net of tax) during the year ended September 30, 2010. The results of this analysis as of September 30, 2011, did not indicate any additional impairment of the Company’s investment in NBH. The carrying value of the Company’s investment in NBH was $1.4 million at September 30, 2011.

(10) CUSTOMER AND BROKERED DEPOSIT ACCOUNTS

Customer and brokered deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.

	2011		2010
	Amount	%	Amount	%
Demand deposit accounts	$95,071	12	79,948	8
Savings accounts	137,174	17	88,814	10
Money market demand accounts	33,214	4	20,033	2
Certificate accounts	519,222	64	677,764	73
Brokered accounts	24,994	3	66,894	7

	$809,675	100	933,453	100

Weighted average interest rate	1.27%		1.86%

The aggregate amount of certificate accounts in excess of $100,000 was approximately $147.9 million and $201.5 million as of September 30, 2011 and 2010, respectively.

The following table presents contractual maturities of certificate accounts as of September 30, 2011. Dollar amounts are expressed in thousands.

	Maturing during the fiscal year ended September 30,
	2012	2013	2014	2015	2016	2017 and after	Total
Certificate accounts	$409,470	82,764	8,746	11,968	5,295	979	519,222
Brokered accounts	24,994	—	—	—	—	—	24,994

Total	$434,464	82,764	8,746	11,968	5,295	979	544,216

The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

	2011	2010	2009
Savings accounts	$746	690	886
Money market demand and demand deposit accounts	291	320	500
Certificate and brokered accounts	14,184	16,466	23,625

	$15,221	17,476	25,011

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

	2011		2010
Year ending September 30,	Amount	Weighted average rate	Amount	Weighted average rate
2011	$—	—%	$186,000	4.30%
2012	147,000	0.57%	25,000	2.18%
2013	25,000	1.54%	25,000	1.54%
2014	—	—%	—	—%
2015	50,000	1.83%	50,000	1.83%
2016	25,000	1.57%	—	—%

	$247,000	1.03%	$286,000	3.44%

The Bank’s advances have a fixed interest rate and require monthly interest payments, with a single principal payment due at maturity. At September 30, 2011 and 2010, the Bank had no advances that were callable at the option of the Federal Home Loan Bank.

(12) SUBORDINATED DEBENTURES

On December 13, 2006, NASB Financial, Inc., through its wholly owned statutory trust, NASB Preferred Trust I (the “Trust”), issued $25 million of pooled Trust Preferred Securities. The Trust used the proceeds from the offering to purchase a like amount of NASB Financial Inc.’s subordinated debentures. The debentures, which have a variable rate of 1.65% over the 3-month LIBOR and a 30-year term, are the sole assets of the Trust. In exchange for the capital contributions made to the Trust by NASB Financial, Inc. upon formation, NASB Financial, Inc. owns all the common securities of the Trust.

In accordance with Financial Accounting Standards Board ASC 810-10, the Trust qualifies as a special purpose entity that is not required to be consolidated in the financial statements of the Company. The $25.0 million Trust Preferred Securities issued by the Trust will remain on the records of the Trust. The Trust Preferred Securities are included in Tier I capital for regulatory capital purposes.

The Trust Preferred Securities have a variable interest rate of 1.65% over the 3-month LIBOR, and are mandatorily redeemable upon the 30-year term of the debentures, or upon earlier redemption as provided in the Indenture. The debentures are callable, in whole or in part, after five years of the issuance date. The Company did not incur a placement or annual trustee fee related to the issuance. The securities are subordinate to all other debt of the Company and interest may be deferred up to five years.

(13) INCOME TAXES

The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:

	2011	2010	2009
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.0	3.2	3.1
Other, net	0.5	(6.5)	(0.6)

	38.5%	31.7%	37.5%

Deferred income tax expense (benefit) results from temporary differences in the recognition of income and expense for tax purposes and financial statement purposes. The following table lists these temporary differences and their related tax effect for the years ended September 30. Dollar amounts are expressed in thousands.

	2011	2010	2009
Deferred loan fees and costs	$3	(11)	30
Accrued interest receivable	(522)	21	463
Tax depreciation vs. book depreciation	132	124	41
Basis difference on investments	2	(10)	(3)
Loan loss reserves	(1,661)	(6,332)	(2,402)
Mark-to-market adjustment	149	460	186
Mortgage servicing rights	(64)	(21)	(99)
Impairment loss on investment in LLCs	—	(1,207)	—
Accrued expenses	(1,732)	(135)	(166)
Other	(40)	(62)	147

	$(3,733)	(7,173)	(1,803)

The tax effect of significant temporary differences representing deferred tax assets and liabilities are presented in the following table. Dollar amounts are expressed in thousands.

	2011	2010
Deferred income tax assets:
Loan loss reserves	$15,983	14,322
Book depreciation in excess of tax depreciation	—	36
Accrued interest receivable	962	440
Accrued expenses	2,033	301
Unrealized loss on securities available for sale	464	—
Impairment loss on LLCs	1,207	1,207

	20,649	16,306

Deferred income tax liabilities:
Mortgage servicing rights	—	(64)
Basis difference on investments	(12)	(10)
Deferred loan fees and costs	(422)	(419)
Unrealized gain on securities available for sale	—	(266)
Mark-to-market adjustment	(634)	(485)
Book depreciation in excess of tax depreciation	(96)	—
Other	(264)	(304)

	(1,428)	(1,548)

Net deferred tax asset	$19,221	14,758

The following table reconciles the liability for unrecognized tax benefits from the beginning to the end of the fiscal year ended September 30, 2010. Dollar amounts are expressed in thousands.

Balance at beginning of year	$326
Settlements attributable to tax positions taken during a prior period	(251)
Adjustment for over-accrual of liability for unrecognized tax benefits	(75)

Liability for unrecognized tax benefits at end of year	$—

During the year ended September 30, 2010, the Company’s liability for unrecognized tax benefit was eliminated due to settlements with various taxing authorities.

The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits within income tax expense in the consolidated statements of income.

The Company’s federal and state income tax returns for fiscal years 2008 through 2010 remain subject to examination by the Internal Revenue Service and various state jurisdictions, based on the statute of limitations.

(14) STOCKHOLDERS’ EQUITY

The Company did not pay any cash dividends to its stockholders during the year ended September 30, 2011. In accordance with the April 2010 supervisory agreement, which is described more fully in Footnote 25, the Company is restricted from the payment of dividends or other capital distributions during the period of the agreement without prior written consent from its primary regulator.

During fiscal 2010, the Company paid quarterly cash dividends on common stock of $0.225 per share on November 27, 2009, and February 26, 2010.

During fiscal 2009, the Company paid quarterly cash dividends on common stock of $0.225 per share on November 28, 2008, February 27, 2009, May 29, 2009, and August 28, 2009.

During fiscal 2011, 2010 and 2009, the Company did not repurchase any shares of its own stock.

(15) REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements as administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank’s primary regulatory agency requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1, total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes that, as of September 30, 2011, the Bank meets all capital adequacy requirements, to which it is subject.

As of September 30, 2011 and 2010, the most recent guidelines from the OCC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management does not believe that there are any conditions or events occurring since notification that would change the Bank’s category.

The following tables summarize the relationship between the Bank’s capital and regulatory requirements. Dollar amounts are expressed in thousands.

	September 30,
	2011	2010
GAAP capital (Bank only)	$153,502	170,419
Adjustment for regulatory capital:
Intangible assets	(2,471)	(2,571)
Disallowed servicing and deferred tax assets	—	(23)
Reverse the effect of SFAS No. 115	741	(424)

Tangible capital	151,772	167,401
Qualifying intangible assets	—	—

Tier 1 capital (core capital)	151,772	167,401
Qualifying valuation allowance	13,768	16,227

Risk-based capital	$165,540	183,628

	As of September 30, 2011
	Actual		Minimum Required For Capital Adequacy Purposes		To Be “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$165,540	15.3%	86,721	>8%	108,402	>10%
Core capital (to adjusted tangible assets)	151,772	12.3%	49,253	>4%	61,567	>5%
Tangible capital (to tangible assets)	151,772	12.3%	18,470	>1.5%	—	—
Tier 1 capital (to risk-weighted assets)	151,772	14.0%	—	—	65,041	>6%

	As of September 30, 2010
	Actual		Minimum Required For Capital Adequacy Purposes		To Be “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$183,628	14.2%	103,738	>8%	129,673	>10%
Core capital (to adjusted tangible assets)	167,401	11.9%	56,444	>4%	70,555	>5%
Tangible capital (to tangible assets)	167,401	11.9%	21,167	>1.5%	—	—
Tier 1 capital (to risk-weighted assets)	167,401	12.9%	—	—	77,804	>6%

(16) EMPLOYEES’ RETIREMENT PLAN

Substantially all of the Bank’s full-time employees participate in a 401(k) retirement plan (the “Plan”). The Plan is administered by Standard Insurance Company, through which employees can choose from a variety of retail mutual funds to invest their fund contributions. Under the terms of the Plan, the Bank makes monthly contributions for the benefit of each participant in an amount that matches one-half of the participant’s contribution, not to exceed 3% of the participants’ monthly base salary. All contributions made by participants are immediately vested and cannot be forfeited. Contributions made by the Bank, and related earnings thereon, become vested to the participants according to length of service requirements as specified in the Plan. Any forfeited portions of the contributions made by the Bank and the allocated earnings thereon are used to reduce future contribution requirements of the Bank. The Plan may be modified, amended or terminated at the discretion of the Bank.

The Bank’s contributions to the Plan amounted to $523,000, $583,000, and $468,000 for the years ended September 30, 2011, 2010, and 2009, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of operations.

(17) STOCK OPTION PLAN

On January 27, 2004, the Company’s stockholders approved an equity stock option plan through which options to purchase up to 250,000 shares of common stock may be granted to officers and employees of the Company. Options may be granted over a period of ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant.

The following table summarizes Option Plan activity during fiscal years 2011, 2010, and 2009.

	Number of shares	Weighted avg. exercise price per share	Range of exercise price per share
Options outstanding at October 1, 2008	72,038	$36.42	$30.33-42.53
Forfeited	(10,000)	35.50	35.50

Options outstanding at September 30, 2009	62,038	36.56	30.33-42.53
Forfeited	(12,500)	42.17	42.17

Options outstanding at September 30, 2010	49,538	35.15	30.33-42.53
Forfeited	—	—	—

Options outstanding at September 30, 2011	49,538	$35.15	$30.33-42.53

The weighted average remaining contractual life of options outstanding at September 30, 2011, 2010, and 2009, were 4.8 years, 5.8 years and 5.6 years, respectively.

The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2011.

	Number of shares	Weighted average exercise price
Expiring on:
July 27, 2014	3,000	$35.50
November 30, 2014	500	39.79
August 1, 2015	10,000	42.17
August 4, 2015	500	42.53
July 21, 2016	15,500	32.91
November 29, 2016	6,000	39.33
July 24, 2017	14,038	30.33

	49,538	$35.15

Of the options outstanding at September 30, 2011, 45,530 are immediately exercisable and 4,008 are exercisable at future dates in accordance with the vesting schedules outlined in each stock option agreement.

The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2011.

	Options Outstanding			Options Exercisable
Range of exercise prices	Number	Weighted avg. remaining contractual life	Weighted avg. exercise price	Number	Weighted avg. exercise price
$35.50	3,000	2.8 years	$35.50	3,000	$35.50
39.79	500	3.2 years	39.79	500	39.79
42.17-42.53	10,500	3.8 years	42.18	10,500	42.18
32.91	15,500	4.8 years	32.91	15,500	32.91
39.33	6,000	5.2 years	39.33	4,800	39.33
30.33	14,038	5.8 years	30.33	11,230	30.33

	49,538			45,530

(18) SEGMENT INFORMATION

The Company has identified two principal operating segments for purposes of financial reporting: Banking and Mortgage Banking. These segments were determined based on the Company’s internal financial accounting and reporting processes and are consistent with the information that is used to make operating decisions and to assess the Company’s performance by the Company’s key decision makers.

The Mortgage Banking segment originates mortgage loans for sale to investors and for the portfolio of the Banking segment. The Banking segment provides a full range of banking services through the Bank’s branch network, exclusive of mortgage loan originations. A portion of the income presented in the Mortgage Banking segment is derived from sales of loans to the Banking segment based on a transfer pricing methodology that is designed to approximate economic reality. The Other and Eliminations segment includes financial information from the parent company plus inter-segment eliminations.

The following table presents financial information from the Company’s operating segments for the years ended September 30, 2011, 2010, and 2009. Dollar amounts are expressed in thousands.

Year ended September 30, 2011	Banking	Mortgage Banking	Other and Eliminations	Consolidated
Net interest income	$52,634	—	(468)	52,166
Provision for loan losses	49,326	—	68	49,394
Other income	(8,878)	34,736	(1,384)	24,474
General and administrative expenses	23,263	31,124	(689)	53,698
Income tax expense	(11,101)	1,391	(474)	(10,184)

Net income (loss)	$(17,732)	2,221	(757)	(16,268)

Total assets	$1,231,109	1,496	20,979	1,253,584

Year ended September 30, 2010	Banking	Mortgage Banking	Other and Eliminations	Consolidated
Net interest income	$54,310	—	(462)	53,848
Provision for loan losses	30,500	—	—	30,500
Other income	5,532	42,444	(4,396)	43,580
General and administrative expenses	24,345	33,838	(516)	57,667
Income tax expense	1,349	3,313	(1,724)	2,938

Net income (loss)	$3,648	5,293	(2,618)	6,323

Total assets	$1,413,199	1,192	19,805	1,434,196

Year ended September 30, 2009	Banking	Mortgage Banking	Other and Eliminations	Consolidated
Net interest income	$48,213	—	(808)	47,405
Provision for loan losses	11,250	—	—	11,250
Other income	8,419	34,212	(2,137)	40,494
General and administrative expenses	20,941	26,667	(892)	46,716
Income tax expense	9,410	2,905	(1,091)	11,224

Net income (loss)	$15,031	4,640	(962)	18,709

Total assets	$1,536,640	1,716	21,206	1,559,562

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

With regard to financial instruments for commitments to extend credit, standby letters of credit, and financial guarantees, the Bank’s exposure to credit loss because of non-performance by another party is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

As of September 30, 2011, the Bank had outstanding commitments to originate $7.5 million in commercial real estate loans, $222.5 million of fixed rate residential first mortgage loans and $11.8 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 5.6%. Residential mortgage loan commitments have an approximate average committed rate of 3.9% and approximate average fees and discounts of 0.1%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration. As of September 30, 2011, the Bank had outstanding commitments related to stand-by letters of credit of $1.0 million.

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

At September 30, 2011 and 2010, the Bank had commitments to sell loans of approximately $231.3 million and $298.1 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank’s loans receivable held for sale would be exposed to market fluctuations. Management does not expect any other party to default on its obligations and, therefore, does not expect to incur any costs due to such possible default.

(20) LEGAL CONTINGENCIES

Various legal claims arise from time to time within the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

(21) SIGNIFICANT ESTIMATES AND CONCENTRATIONS

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

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company’s ability to meet regulatory capital requirements and maintain sufficient liquidity.

The Company’s construction and development loan portfolio includes loans that are in excess of supervisory loan-to-value limits. As of September 30, 2011 and 2010, 25.0% and 26.7% of this portfolio was made up of such loans, respectively.

(22) FAIR VALUE OPTION

On October 1, 2008, the Company elected to measure loans held for sale at fair value. This portfolio is made up entirely of mortgage loans held for immediate sale with servicing released. Such loans are sold prior to origination at a contracted price to outside investors on a best-efforts basis (i.e., the loan becomes mandatorily deliverable to the investor only when, and if, it closes) and remain on the Company’s balance sheet for a very short period of time, typically less than one month. It is management’s opinion, given the short-term nature of these loans, that fair value provides a reasonable measure of the economic value of these assets. In addition, carrying such loans at fair value eliminates some measure of volatility created by the timing of sales proceeds from outside investors, which typically occur in the month following origination.

The Company elected the fair value option for the following item (in thousands):

	Balance Sheet Prior to Adoption October 1, 2008	Gain Upon Adoption	Balance Sheet After Adoption October 1, 2008
Loans held for sale	$64,030	1,058	65,088

Pre-tax cumulative effect of adoption		$1,058
Decrease in deferred tax asset		(408)

Cumulative effect of adoption		$650

The difference between the aggregate fair value and the aggregate unpaid principal balance of these loans was $2.5 million and $5.0 million at September 30, 2011 and 2010, respectively. Interest income on loans held for sale is included in interest on loans receivable in the accompanying statements of income.

(23) DERIVATIVE INSTRUMENTS

The Company has commitments outstanding to extend credit that have not closed prior to the end of the period. As the Company enters into commitments to originate loans, it also enters into commitments to sell the loans in the secondary market on a “best-efforts” basis. Such commitments to originate loans held for sale are considered derivative instruments in accordance with GAAP, which requires the Company to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As a result of marking to market commitments to originate loans, the Company recorded a decrease in other assets of $923,000, an increase in other liabilities of $263,000, and a decrease in other income of $1.2 million for the year ended September 30, 2011. The Company recorded an increase in other assets of $948,000, an increase in other liabilities of $424,000, and an increase in other income of $524,000 for the year ended September 30, 2010.

Additionally, the Company has commitments to sell loans that have closed prior to the end of the period. Due to the mark to market adjustment on commitments to sell loans held for sale, the Company recorded an increase in other assets of $720,000, a decrease in other liabilities of $848,000, and an increase in other income of $1.6 million during the year ended September 30, 2011. The Company recorded an increase in other assets of $642,000, an increase in other liabilities of $505,000, and an increase in other income of $138,000 during the year ended September 30, 2010.

The balance of derivative instruments related to commitments to originate and sell loans at September 30, 2011 and 2010, is disclosed in Footnote 24, Fair Value Measurements.

(24) FAIR VALUE MEASUREMENTS

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

GAAP establishes a fair value hierarchy and prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The maximization of observable inputs and the minimization of the use of unobservable inputs are required. Classification within the fair value hierarchy is based upon the objectivity of the inputs that are significant to the valuation of an asset or liability as of the measurement date. The three levels within the fair value hierarchy are characterized as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2 – Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•

Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Company’s own assumptions about what market participants would use to price the asset or liability. These inputs may include internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

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

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall at September 30, 2011 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Securities, available for sale
Corporate debt securities	$46,912	46,912	—	—
Trust preferred securities	25,196	25,196	—	—
Municipal securities	17	17	—	—
Mortgage-backed securities, available for sale
Pass through certificates guaranteed by GNMA – fixed rate	89	—	89	—
Pass through certificates guaranteed by FNMA – adjustable rate	180	—	180	—
FHLMC participation certificates:
Fixed rate	293	—	293	—
Adjustable rate	153	—	153	—
Loans held for sale	115,434	—	115,434	—
Commitments to originate loans	1,254	—	—	1,254
Forward sales commitments	1,623	—	—	1,623

Total assets	$191,151	72,125	116,149	2,877

Liabilities:
Commitments to originate loans	$894	—	—	894
Forward sales commitments	295	—	—	295

Total liabilities	$1,189	—	—	1,189

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall at September 30, 2010 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Securities, available for sale
Corporate debt securities	$17,723	17,723	—	—
Trust preferred securities	10,346	10,346	—	—
Municipal securities	23	23	—	—
Mortgage-backed securities, available for sale
Pass through certificates guaranteed by GNMA – fixed rate	101	—	101	—
Pass through certificates guaranteed by FNMA – adjustable rate	193	—	193	—
FHLMC participation certificates:
Fixed rate	437	—	437	—
Adjustable rate	180	—	180	—
Loans held for sale	179,845	—	179,845	—
Mortgage servicing rights	263	—	—	263
Commitments to originate loans	2,177	—	—	2,177
Forward sales commitments	902	—	—	902

Total assets	$212,190	28,092	180,756	3,342

Liabilities:
Commitments to originate loans	$630	—	—	630
Forward sales commitments	1,142	—	—	1,142

Total liabilities	$1,772	—	—	1,772

The following table is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying balance sheet using significant unobservable (Level 3) inputs (in thousands):

	Mortgage Servicing Rights	Commitments to Originate Loans	Forward Sales Commitments
Balance at October 1, 2009	$351	1,023	(378)
Total realized and unrealized gains (losses):
Included in net income	(93)	524	138
Issuances	5	—	—

Balance at September 30, 2010	$263	1,547	(240)
Total realized and unrealized gains (losses):
Included in net income	(263)	(1,187)	1,568

Balance at September 30, 2011	$—	360	(1,328)

Realized and unrealized gains and losses noted in the table above and included in net income for the year ended September 30, 2011, are reported in the consolidated statements of operations as follows (in thousands):

	Loan Servicing Fees	Impairment Recovery on Mortgage Servicing Rights	Other Income
Total gains (losses)	$(330)	67	381

Changes in unrealized gains (losses) relating to assets still held at the balance sheet date	$—	—	—

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

The carrying value of impaired loans that were re-measured during the years ended September 30, 2011 and 2010, was $107.3 million and $67.6 million, respectively.

Foreclosed Assets Held For Sale

Foreclosed assets held for sale are initially recorded at fair value as of the date of foreclosure less any estimated selling costs (the “new basis”) and are subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. Fair value is estimated through current appraisals, broker price opinions, or listing prices. Foreclosed assets held for sale are classified within Level 3 of the fair value hierarchy.

The carrying value of foreclosed assets held for sale was $16.9 million and $38.3 million at September 30, 2011 and 2010, respectively. During fiscal 2011, charge-offs and increases in specific reserves related to foreclosed assets held for sale that were re-measured during the period totaled $9.7 million. During fiscal 2010, charge-offs and increases in specific reserves related to foreclosed assets held for sale that were re-measured during the period totaled $2.3 million.

Investment in LLCs

Investments in LLCs are accounted for using the equity method of accounting. These investments are analyzed for impairment in accordance with ASC 323-10-35-32, which states that an other than temporary decline in value of an equity method investment should be recognized. The Company utilizes a multi-faceted approach to measure the potential impairment. The internal model utilizes the following valuation methods: 1) liquidation or appraised values determined by an independent third party appraisal; 2) an on-going business, or discounted cash flows method wherein the cash flows are derived from the sale of fully-developed lots, the development and sale of partially-developed lots, the operation of the homeowner’s association, and the value of raw land obtained from an independent third party appraiser; and 3) an on-going business method, which utilizes the same inputs as method 2, but presumes that cash flows will first be generated from the sale of raw ground and then from the sale of fully-developed and partially-developed lots and the operation of the homeowner’s association. The significant inputs include raw land values, absorption rates of lot sales, and a market discount rate. Management believes this multi-faceted approach is reasonable given the highly subjective nature of the assumptions and the differences in valuation techniques that are utilized within each approach (e.g., order of distribution of assets upon potential liquidation). Investment in LLCs is classified within Level 3 of the fair value hierarchy.

The carrying value of the Company’s investment in LLCs was $17.7 million and $17.8 million at September 30, 2011 and 2010, respectively. During fiscal 2010, the Company recorded an impairment charge of $3.1 million on its investment in LLCs (see Footnote 9).

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

Stock in Federal Home Loan Bank (“FHLB”)

The carrying value of stock in Federal Home Loan Bank approximates its fair value.

Loans receivable held for investment

Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management’s estimates of prepayments.

Customer and brokered deposit accounts

The estimated fair values of demand deposits and savings accounts are equal to the amount payable on demand at the reporting date. Fair values of certificates of deposit are computed at fixed spreads to treasury securities with similar maturities.

Advances from FHLB

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

The following tables present the carrying values and fair values of the Company’s financial instruments. Dollar amounts are expressed in thousands.

	September 30, 2011		September 30, 2010
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial Assets:
Cash and cash equivalents	$5,030	5,030	$14,033	14,033
Securities held to maturity	—	—	1,232	1,561
Stock in Federal Home Loan Bank	13,551	13,551	15,873	15,873
Mortgage-backed securities held to maturity	39,146	39,031	46,276	46,300
Loans receivable held for investment	917,134	922,191	1,041,041	1,043,886
Financial Liabilities:
Customer deposit accounts	784,681	788,751	866,559	869,941
Brokered deposit accounts	24,994	25,002	66,894	66,797
Advances from FHLB	247,000	249,456	286,000	288,061
Subordinated debentures	25,774	10,000	25,774	10,310

	September 30, 2011		September 30, 2010
	Contract or notional amount	Estimated unrealized gain (loss)	Contract or notional amount	Estimated unrealized gain
Unrecognized financial instruments:
Lending commitments – fixed rate, net	$7,879	14	$6,127	(5)
Lending commitments – floating rate	—	—	417	6
Commitments to sell loans	—	—	—	—

The fair value estimates presented are based on pertinent information available to management as of September 30, 2011 and 2010. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.

(25) SUPERVISORY AGREEMENT

On April 30, 2010, the Board of Directors of North American Savings Bank, F.S.B. (the “Bank”), a wholly owned subsidiary of the Company, entered into a Supervisory Agreement with the Office of Thrift Supervision, the Bank’s primary regulator at that time, effective as of that date. The agreement requires, among other things, that the Bank revise its policies regarding internal asset review, obtain an independent assessment of its allowance for loan and lease losses methodology and conduct an independent third-party review of a portion of its commercial and construction loan portfolios. The agreement also directs the Bank to provide a plan to reduce its classified assets and its reliance on brokered deposits, and restricts the payment of dividends or other capital distributions by the Bank during the period of the agreement. The agreement did not direct the Bank to raise capital, make management or board changes, revise any loan policies or restrict lending growth. The Bank received written communication from OTS that, notwithstanding the existence of the Supervisory Agreement, the Bank was not deemed to be in “troubled condition.”

On April 30, 2010, the Company’s Board of Directors entered into an agreement with the OTS, the Company’s primary regulator at that time, effective as of that date. The agreement restricts the payment of dividends or other capital distributions by the Company and restricts the Company’s ability to incur, issue or renew any debt during the period of the agreement.

The Bank’s Supervisory Agreement and the Company’s agreement with the OTS were assigned to their new primary regulators, the OCC and FRB, respectively, on July 21, 2011.

(26) PARENT COMPANY FINANCIAL INFORMATION

NASB Financial, Inc.

Balance Sheets

	September 30, 2011	September 30, 2010
	(Dollars in thousands)
ASSETS
Cash and cash equivalents	$1,755	2,060
Loans receivable	—	698
Accrued interest receivable	—	3
Investment in subsidiary	153,501	170,418
Investment in LLCs	17,674	17,799
Investment in NASB Trust Preferred I	774	774
Income taxes receivable	1,422	1,382
Other assets	1,108	531

	$176,234	193,665

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Subordinated debentures	$25,774	25,774
Escrows	—	36
Accrued interest payable	82	93

Total liabilities	25,856	25,903

Stockholders’ equity
Common stock	1,479	1,479
Additional paid-in capital	16,652	16,603
Retained earnings	171,406	187,674
Treasury stock	(38,418)	(38,418)
Accumulated other comprehensive income (loss)	(741)	424

Total stockholders’ equity	150,378	167,762

	$176,234	193,665

NASB Financial, Inc.

Statements of Operations

	Years Ended September 30,
	2011	2010	2009
	(Dollars in thousands)
Income:
Income (loss) from subsidiary	$(15,801)	8,659	19,360
Interest and dividend income	26	42	49
Provision for loan losses	(68)	—	—
Gain on sale of real estate	37	70	—
Impairment loss on investment in LLCs	—	(3,126)	—
Loss from investment in LLCs	(126)	(128)	(117)

Total income (loss)	(15,932)	5,517	19,292

Expenses:
Interest on subordinated debentures	494	504	856
Professional fees	75	87	70
Other expense	60	65	64

Total expenses	629	656	990

Income (loss) before income tax expense	(16,561)	4,861	18,302
Income tax benefit	(293)	(1,462)	(407)

Net income (loss)	$(16,268)	6,323	18,709

NASB Financial, Inc.

Statements of Cash Flows

	Years ended September 30,
	2011	2010	2009
	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(16,268)	6,323	18,709
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	68	—	—
Gain on sale of real estate	(37)	(70)	—
Loss from investment in LLCs	126	128	117
Impairment loss on investment in LLCs	—	3,126
Equity in undistributed earnings of subsidiary	15,801	(4,659)	(11,361)
Change in income taxes receivable	(40)	(1,278)	(50)
Change in accrued interest payable	(11)	—	(102)
Other	(537)	(161)	—

Net cash provided by (used in) operating activities	(898)	3,409	7,313

Cash flows from investing activities:
Principal repayments of loans receivable	630	26	166
Investment in LLC	(1)	(7)	(479)
Other	—	—	(302)

Net cash provided by (used in) investing activities	629	19	(615)

Cash flows from financing activities:
Cash dividends paid	—	(3,540)	(7,080)
Change in escrows	(36)	—	(5)

Net cash used in financing activities	(36)	(3,540)	(7,085)

Net decrease in cash and cash equivalents	(305)	(112)	(387)
Cash and cash equivalents at beginning of period	2,060	2,172	2,559

Cash and cash equivalents at end of period	$1,755	2,060	2,172

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

NASB Financial, Inc.

Grandview, Missouri

We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. (the “Company”) as of September 30, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2011. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NASB Financial, Inc. as of September 30, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 1 and Note 6, the Company adopted Accounting Standards Update 2011-02 relating to a creditor’s determination of whether a restructuring is a troubled debt restructuring.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NASB Financial, Inc.’s internal control over financial reporting as of September 30, 2011 based on criteria established in, Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 14, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ BKD, LLP

Kansas City, Missouri

December 14, 2011

Summary of Unaudited Quarterly Operating Results

The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands, except per share data.

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$19,250	17,989	18,057	17,413	72,709
Interest expense	6,210	5,294	4,881	4,158	20,543

Net interest income	13,040	12,695	13,176	13,255	52,166
Provision for loan losses	10,526	38,800	68	—	49,394

Net interest income after provision for loan losses	2,514	(26,105)	13,108	13,255	2,772
Other income	9,086	(1,753)	6,385	10,756	24,474
General and administrative expenses	16,535	11,991	12,356	12,816	53,698

Income (loss) before income tax expense	(4,935)	(39,849)	7,137	11,195	(26,452)
Income tax expense (benefit)	(1,900)	(15,342)	2,748	4,310	(10,184)

Net income (loss)	$(3,035)	(24,507)	4,389	6,885	(16,268)

Earnings (loss) per share - basic	$(0.39)	(3.11)	0.56	0.87	(2.07)

Average shares outstanding	7,868	7,868	7,868	7,868	7,868

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$21,965	20,508	20,864	19,879	83,216
Interest expense	8,160	7,389	6,934	6,885	29,368

Net interest income	13,805	13,119	13,930	12,994	53,848
Provision for loan losses	9,000	5,000	11,500	5,000	30,500

Net interest income after provision for loan losses	4,805	8,119	2,430	7,994	23,348
Other income	10,200	9,314	11,522	12,544	43,580
General and administrative expenses	13,657	12,320	14,909	16,781	57,667

Income before income tax expense	1,348	5,113	(957)	3,757	9,261
Income tax expense	19	1,894	(497)	1,522	2,938

Net income	$1,329	3,219	(460)	2,235	6,323

Earnings per share - basic	$0.17	0.41	(0.06)	0.28	0.80

Average shares outstanding	7,868	7,868	7,868	7,868	7,868

Board of Directors of NASB Financial, Inc. and North American Savings Bank, F.S.B.

David H. Hancock Chairman Chief Executive Officer NASB Financial, Inc. and North American Savings Bank	Frederick V. Arbanas Retired Jackson County Legislature	Linda S. Hancock Linda Smith Hancock Interiors Kansas City, Missouri

Keith B. Cox President NASB Financial, Inc. and North American Savings Bank	Barrett Brady Retired	W. Russell Welsh Chairman & CEO Polsinelli Shughart PC Kansas City, Missouri

Paul L. Thomas Vice President NASB Financial, Inc. Executive Vice President and Chief Credit Officer North American Savings Bank	Laura Brady President Chief Executive Officer Medical Positioning, Inc. Kansas City, Missouri

Officers of NASB Financial, Inc.

David H. Hancock Chairman Chief Executive Officer	Shauna Olson Corporate Secretary	Wade Hall Vice President	Bruce Thielen Vice President

Keith B. Cox President	Mike Anderson Vice President	John M. Nesselrode Vice President	Paul L. Thomas Vice President

Rhonda Nyhus Vice President and Treasurer	Derek Bridges Vice President	Dena Sanders Vice President

Officers of North American Savings Bank, F.S.B.

David H. Hancock Chairman Chief Executive Officer	John M. Nesselrode Senior Vice President Chief Investment Officer	Jeff Jackson Vice President Information Technology	Christine Schaben Vice President Human Resources

Keith B. Cox President	Dena Sanders Senior Vice President Retail Banking	Karen Jacobson Vice President Branch Operations	Rick Speciale Vice President Internal Audit

Paul L. Thomas Executive Vice President Chief Credit Officer	Bruce Thielen Senior Vice President Residential Lending	Christine King Vice President Risk Management	Ron Stafford Vice President Residential Lending

Rhonda Nyhus Senior Vice President Chief Financial Officer	Michael Braman Vice President Loan Servicing	Lisa Lillard Vice President Information Technology	Drake Vidrine Vice President Construction Lending

Shauna Olson Corporate Secretary	Phil Craven Vice President Commercial Lending	Marquise Mansaw Vice President Residential Lending	James A. Watson Vice President Banking Compliance

Mike Anderson Senior Vice President Construction Lending	Sherrie Eimer Vice President Branch Administration	Luke Miller Vice President Internal Asset Review	Lori West Vice President Loan Servicing

Derek Bridges Senior Vice President Chief Regulatory Officer	Cathleen Gwin Vice President Residential Lending	Dan Morton Vice President Information Technology	Donna Williams Vice President Construction Lending

Wade Hall Senior Vice President Commercial Lending	Scott Haase Vice President Residential Lending	Dan Reynoldson Vice President Residential Lending

Branch Offices

Headquarters Grandview, Missouri 12498 South 71 Highway	Harrisonville, Missouri 2002 East Mechanic	Residential Lending 903 East 104th Street Building C, Suite 400 Kansas City, Missouri	Construction Lending 12520 South 71 Highway Grandview, Missouri

Lee’s Summit, Missouri 646 North 291 Highway	St. Joseph, Missouri 920 North Belt	789 NE Rice Road Lee’s Summit, Missouri	Loan Administration 12520 South 71 Highway Grandview, Missouri

Excelsior Springs, Missouri 1001 North Jesse James Road	Independence, Missouri 11400 East 23rd Street	4350 S National, Suite A100 Springfield, Missouri

Kansas City, Missouri 8501 North Oak Trafficway and 7012 NW Barry Road	Platte City, Missouri 2707 NW Prairie View Road

Investor Information

Annual Meeting of Stockholders:

The Annual Meeting of Stockholders will be held on Tuesday, January 24, 2012, at 8:30 a.m. in the lobby of North American Savings Bank, 12498 South 71 Highway, Grandview, Missouri.

Annual Report on 10-K:

Copies of NASB Financial, Inc. Form 10-K Report to the Securities and Exchange Commission are available without charge upon written request to Keith B. Cox, President, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030.

Transfer Agent:

Registrar & Transfer Co., 10 Commerce Drive, Cranford, New Jersey 07016

Stock Trading Information:

The common stock of NASB Financial, Inc. is traded on the NASDAQ Capital Market. The Company’s symbol is NASB.

Independent Registered Public Accounting Firm:

BKD LLP, 1201 Walnut, Suite 1700, Kansas City, Missouri 64106

Shareholder and Financial Information:

Contact Keith B. Cox, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030, (816) 765-2200.

Common Stock Prices and Dividends

At September 30, 2011, stockholders held 7,867,614 outstanding shares of NASB Financial, Inc. common stock, held by approximately 1,100 record holders. The Company paid cash dividends of $0.225 per share in February, May, August, and November 2009. Cash dividends of $0.225 per share were paid in February 2010. Since that date, no dividends have been declared or paid by the Company.

The table below reflects the Company’s high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

	Fiscal 2011		Fiscal 2010
Quarter ended	High	Low	High	Low
December 31	$18.82	12.95	27.24	22.47
March 31	17.78	12.93	24.08	18.85
June 30	16.66	9.58	24.40	14.96
September 30	10.57	9.25	15.97	13.05

Stockholder Return Performance Presentation

The line graph below compares the cumulative total stockholder return on the Company’s common stock to the cumulative total return total return of a broad index of the NASDAQ Capital Market and the NASDAQ Financial Index for the period from September 30, 2006 to September 30, 2011. The information presented below assumes $100 invested on September 30, 2006 in the Company’s common stock and in each of the indices, and assumes the reinvestment of all dividends. Historical stock price performance is not necessarily indicative of future stock price performance.

	9/30/06	9/30/07	9/30/08	9/30/09	9/30/10	9/30/11
NASB Financial, Inc.	100.00	92.53	86.67	72.84	46.77	28.31
NASDAQ Composite	100.00	121.91	92.50	96.20	108.59	111.24
NASDAQ Financial	100.00	98.26	80.41	64.54	65.14	60.19