Form 10-K, Exhibit 13
period 2012-09-30
NASB FINANCIAL INC
filed 2012-12-14
CIK 1059131

Exhibit 13

NASB Financial, Inc.

December 14, 2012

Dear Shareholder:

Fiscal 2012 Results:

Last year at this time I had the unpleasant duty of informing our shareholders that, for the first time since we reorganized this company in 1990, NASB had negative income for the year. While most facets of our business were successful, I reported that we had taken large provisions to revalue loans and real estate that we own through foreclosure. In my 2011 letter, I also warned that “given the current regulatory and economic environment, it is not unlikely that we will make additional provisions in the coming year.” The environment did remain difficult, and we did make additional provisions of $10.5 million. However, I am pleased to report that we had net income, after the additional provisions, of $18.1 million. This is a return on average assets of 1.45%, which compares very favorably with our peers. The return on shareholders’ equity of 11.25% is nothing to brag about, but this measurement is challenged by our 13.8% equity ratio. Our book value is now $21.80 per share, an increase of 14.1% during the past year.

Fiscal 2013 and Beyond:

I believe most industry participants agree that real estate values and activity are increasing. While there are no doubt additional challenges ahead, we feel our capital, earnings, and experienced team of professionals place us in a strong position to deal with these issues. We appreciate the support we have received from our customers and shareholders, and we are looking forward to the coming years.

Sincerely,

David H. Hancock

Board Chairman

NASB Financial, Inc.

2012 Annual Report

Contents

1	Letter to Shareholders
2	Contents and Financial Highlights
3	Selected Consolidated Financial and Other Data
4-17	Management’s Discussion and Analysis of Financial Condition and Results of Operations
18-64	Consolidated Financial Statements
65	Report of Independent Registered Public Accounting Firm
66	Summary of Unaudited Quarterly Operating Results and Listing of Directors
67	Listing of Officers
68	Listing of Branch Offices, Investor Information, and Common Stock Prices and Dividends
69	Stockholder Return Performance Presentation

Financial Highlights

	2012	2011	2010	2009	2000	1990
	(Dollars in thousands, except per share data)
For the year ended September 30:
Net interest income	$49,479	52,166	53,848	47,405	35,838	7,983
Net interest spread	4.31%	4.28%	3.73%	2.95%	3.71%	1.99%
Other income	$53,295	24,474	43,580	40,494	9,409	2,774
General and administrative expenses	62,827	53,698	57,667	46,716	20,120	8,169
Net income (loss)	18,110	(16,268)	6,323	18,790	14,721	(369)
Basic earnings per share	2.30	(2.07)	0.80	2.38	1.66	(0.18)
Cash dividends paid	—	—	3,540	7,080	3,370	—
Dividend payout ratio	—	—	55.99%	37.84%	22.89%	—

At year end:
Assets	$1,240,826	1,253,584	1,434,196	1,559,562	984,525	388,477
Loans, net	898,606	1,032,568	1,220,886	1,320,362	914,012	180,348
Investment securities	240,665	111,986	76,511	80,618	20,451	179,599
Customer and brokered deposit accounts	892,313	809,675	933,453	904,625	621,665	333,634
Stockholders’ equity	171,503	150,378	167,762	166,388	83,661	16,772
Book value per share	21.80	19.11	21.32	21.15	9.84	1.83
Basic shares outstanding (in thousands)	7,868	7,868	7,868	7,868	8,500	9,148

Other Financial Data:
Return on average assets	1.45%	(1.21)%	0.42%	1.22%	1.63%	(0.20)%
Return on average equity	11.25%	(10.23)%	3.78%	11.74%	18.12%	(2.50)%
Stockholders’ equity to assets	13.82%	12.00%	11.70%	10.67%	8.50%	4.30%
Average shares outstanding (in thousands)	7,868	7,868	7,868	7,868	8,863	8,116

Selected year end information:
Stock price per share: Bid	$24.85	10.00	15.90	25.96	14.50	1.03
Ask	24.99	10.07	16.79	26.27	15.50	1.13

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

SUMMARY STATEMENT OF OPERATIONS	2012	2011	2010	2009	2008
Interest income	$61,619	72,709	83,216	89,825	95,521
Interest expense	12,140	20,543	29,368	42,420	56,506

Net interest income	49,479	52,166	53,848	47,405	39,015
Provision for loan losses	10,500	49,394	30,500	11,250	6,200

Net interest income after provision for loan losses	38,979	2,772	23,348	36,155	32,815
Other income	53,295	24,474	43,580	40,494	18,407
General and administrative expenses	62,827	53,698	57,667	46,716	36,819

Income (loss) before income tax expense	29,447	(26,452)	9,261	29,933	14,403
Income tax expense (benefit)	11,337	(10,184)	2,938	11,224	5,107

Net income (loss)	$18,110	(16,268)	6,323	18,709	9,296

Earnings (loss) per share:
Basic	$2.30	(2.07)	0.80	2.38	1.18
Diluted	2.30	(2.07)	0.80	2.38	1.18

Average shares outstanding (in thousands)	7,868	7,868	7,868	7,868	7,868

SUMMARY BALANCE SHEET	2012	2011	2010	2009	2008
Assets:
Bank deposits	$5,656	995	9,669	60,771	6,331
Stock in Federal Home Loan Bank	7,073	13,551	15,873	26,640	26,284
Securities	240,665	111,986	76,511	80,618	60,059
Loans receivable held for sale, net	163,834	115,434	179,845	81,367	64,030
Loans receivable held for investment, net	734,772	917,134	1,041,041	1,238,995	1,280,490
Non-interest earning assets	88,826	94,484	111,257	71,171	79,567

Total assets	$1,240,826	1,253,584	1,434,196	1,559,562	1,516,761

Liabilities:
Customer & brokered deposit accounts	$892,313	809,675	933,453	904,625	769,379
Advances from Federal Home Loan Bank	127,000	247,000	286,000	441,026	550,091
Subordinated debentures	25,774	25,774	25,774	25,774	25,774
Non-interest costing liabilities	24,236	20,757	21,207	21,749	19,105

Total liabilities	1,069,323	1,103,206	1,266,434	1,393,174	1,364,349
Stockholders’ equity	171,503	150,378	167,762	166,388	152,412

Total liabilities and stockholders’ equity	$1,240,826	1,253,584	1,434,196	1,559,562	1,516,761

Book value per share	$21.80	19.11	21.32	21.15	19.37

OTHER DATA	2012	2011	2010	2009	2008
Loans serviced for others	$27,346	65,484	60,637	93,350	65,253
Number of full service branches	9	9	9	9	9
Number of employees (full-time equivalents)	425	384	398	367	322
Basic shares outstanding (in thousands)	7,868	7,868	7,868	7,868	7,868

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

The Bank operates nine deposit branch locations, three residential loan origination offices, and one residential construction loan origination office, primarily in the greater Kansas City area. The Bank also operates one commercial real estate loan origination office at its headquarters in Grandview, Missouri. Consumer loans are also offered through the Bank’s branch network. On July 21, 2011, supervisory responsibility for the Company was transferred from the Office of Thrift Supervision (the “OTS”) to the Board of Governors of the Federal Reserve System (“Federal Reserve Board” or “FRB”), as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Accordingly, the Company is required to register and file reports with the Federal Reserve Board and is subject to regulation and examination by the Federal Reserve Board. In addition, the Federal Reserve Board has enforcement authority over the Company, which also permits the Federal Reserve Board to restrict or prohibit activities that are determined to present a serious risk to the Bank. On July 21, 2011, supervisory responsibility for the Bank was transferred from the OTS to the Office of the Comptroller of the Currency (“OCC”), as required by the Dodd-Frank Act. Although the Bank remains subject to regulations previously promulgated by the OTS, in general, those regulations are now enforced by the OCC. The Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund (“DIF”) of the Federal Deposit Insurance Corporation (“FDIC”). As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. The Bank is also subject to the regulations of the FRB, which establishes rules regarding reserves that must be maintained against customer deposits.

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

These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. The following factors, as well as those discussed under Item 1A. “Risk Factors” in our Annual Report on Form 10-K, among others, could cause our financial performance to differ materially from the plans, objectives, goals, expectations, anticipations, estimates and intentions expressed in the forward-looking statements:

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

Financial Condition

Total assets as of September 30, 2012, were $1,240.8 million, a decrease of $12.8 million from the prior year-end. Average interest-earning assets decreased $67.8 million from the prior year to $1,125.8 million.

As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank’s portfolio and which loans will be sold in the secondary market. Residential mortgage loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities (“MBS”) and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2012, the Bank originated and purchased $1,849.6 million in mortgage loans held for sale, $86.7 million in mortgage loans held for investment, and $3.5 million in other loans. This total of $1,939.8 million in loan originations was an increase of $225.4 million over the prior fiscal year.

Loans held for sale as of September 30, 2012, were $163.8 million, an increase of $48.4 million from September 30, 2011. This portfolio consisted entirely of residential mortgage loans originated by the Company’s mortgage banking division that will be sold with servicing released. The Company has elected to carry loans held for sale at fair value, as permitted under GAAP.

The balance of total loans held for investment at September 30, 2012, was $766.6 million, a decrease of $220.8 million from September 30, 2011. During fiscal 2012, total originations and purchases of mortgage loans and other loans held for investment were $90.2 million. At September 30, 2012, the gross balance of loans secured by residential properties was $331.3 million, compared to $329.7 million at September 30, 2011. The gross balance of loans secured by business properties was $321.6 million at September 30, 2012, compared to $409.7 million as of the previous year-end. The gross balance of construction and development loans was $110.7 million at September 30, 2012, a decrease from $181.7 million at September 30, 2011. The weighted average rate earned on loans held for investment as of September 30, 2012, was 5.78%, a decrease from 6.13% at September 30, 2011.

Investment securities were $214.2 million as of September 30, 2012, an increase of $142.1 million from September 30, 2011. During fiscal year 2012, the Bank purchased securities of $183.1 million and sold $19.7 million of securities available for sale. The Company realized gross gains of $227,000 and gross losses of $570,000 on the sale of securities during the period. The Bank purchased securities during fiscal 2012, primarily lower-yielding U.S. government sponsored agency securities, to increase its level of highly liquid assets. The weighted average rate earned on investment securities as of September 30, 2012, was 1.60%, a decrease from 4.87% at September 30, 2011.

Mortgage-backed securities were $26.5 million as of September 30, 2012, a decrease of $13.4 million from the prior year end. During fiscal 2012, the Bank sold $859,000 of securities held to maturity following a significant deterioration in the issuer’s creditworthiness. The Company did not sell any securities from its portfolio of mortgage-backed securities available for sale during the year. The weighted average rate earned on mortgage-backed securities as of September 30, 2012, was 4.50%, a decrease from 4.72% at September 30, 2011.

The Company’s investment in LLCs, which is accounted for using the equity method, was $17.2 million at September 30, 2012, a decrease of $452,000 from September 30, 2011. During fiscal year 2012, the Company recorded a $200,000 impairment charge related to its investment in Central Platte Holdings, LLC (“Central Platte), after list prices of fully-developed lots in Central Platte’s residential development were reduced. There were no other events during fiscal 2012 that would indicate an additional impairment in value of the Company’s investment in Central Platte or NBH, LLC, which were $15.8 and $1.4 million, respectively, at September 30, 2012.

The following graphs summarize the Company’s total assets as of September 30, 2012 and 2011:

Total Assets – Fiscal 2012

Total Assets – Fiscal 2011

Total liabilities were $1,069.3 million at September 30, 2012, a decrease of $33.9 million from the previous year. Average interest-costing liabilities during fiscal year 2012 were $1,043.1 million, a decrease of $88.9 million from fiscal 2011.

Total customer deposit accounts at September 30, 2012, were $870.9 million, an increase of $86.3 million from the prior year-end. The total change in customer deposits was comprised of increases of $56.0 million in certificates of deposit and $45.2 million in money market demand accounts. These increases were partially offset by decreases of $11.0 million in savings accounts, and $3.9 million in demand deposit accounts. The Company held a total of $21.4 million in brokered deposits at September 30, 2012, a decrease of $3.6 million from September 30, 2011. The average interest rate on customer and brokered deposits at September 30, 2012, was 0.82%, a decrease of 45 basis points from the prior year-end. The average balance of customer and brokered deposits during fiscal 2012 was $856.8 million, a decrease of $27.6 million from fiscal 2011.

Advances from the FHLB were $127.0 million at September 30, 2012, a decrease of $120.0 million from the prior fiscal year-end. During fiscal year 2012, the Bank borrowed $27.0 million of new advances and made $147.0 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

Subordinated debentures were $25.8 million as of September 30, 2012. Such debentures resulted from the issuance of pooled Trust Preferred Securities through the Company’s wholly owned statutory trust, NASB Preferred Trust I during fiscal 2007. The Trust used the proceeds from the offering to purchase a like amount of the Company’s subordinated debentures. The debentures, which have a variable rate of 1.65% over the 3-month LIBOR and a 30-year term, are the sole assets of the Trust. The debentures are callable, in whole or in part, after five years from the issuance date.

Total stockholders’ equity as of September 30, 2012, was $171.5 million (13.8% of total assets). This compares to $150.4 million (12.0% of total assets) at September 30, 2011. On a per share basis, stockholders’ equity was $21.80 on September 30, 2012, compared to $19.11 on September 30, 2011.

The Company did not pay any cash dividends to its stockholders during the year ended September 30, 2012. In accordance with the agreement, which is described more fully in Footnote 25, Regulatory Agreements, the Company is restricted from the payment of dividends or other capital distributions during the period of the agreement without prior written consent from its primary regulator.

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

During fiscal year 2012, average interest-earning assets exceeded average interest-costing liabilities by $82.4 million, which was 6.8% of average total assets. In fiscal year 2011, average interest-earning assets exceeded average interest-costing liabilities by $61.4 million, which was 4.7% of average total assets.

The net interest spread (earning yield less costing rate) for the fiscal year ended September 30, 2012, was 4.31%, an increase of 3 basis points from the prior year. The net interest spread for the fiscal year ended September 30, 2011, was 4.28%, an increase of 55 basis points from the prior year.

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

				As of				As of				As of
	Fiscal 2012			9/30/12	Fiscal 2011			9/30/11	Fiscal 2010			9/30/10
	Average Balance	Interest	Yield/ Rate	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Yield/ Rate
Interest-earning assets:
Loans receivable	$954,304	56,896	5.96%	5.36%	$1,070,569	66,445	6.21%	5.91%	$1,262,456	78,508	6.22%	5.97%
Mortgage-backed securities	33,455	1,723	5.15%	4.50%	44,098	2,281	5.17%	4.72%	65,420	3,175	4.85%	4.88%
Investments	120,612	2,987	2.48%	1.60%	67,624	3,975	5.88%	4.87%	35,806	1,521	4.25%	5.20%
Bank deposits	17,208	13	0.08%	0.01%	11,081	8	0.07%	0.01%	20,384	12	0.06%	0.01%

Total earning assets	1,125,579	61,619	5.47%	4.61%	1,193,372	72,709	6.09%	5.79%	1,384,066	83,216	6.01%	5.86%

Non-earning assets	91,936				109,262				79,656

Total	$1,217,515				$1,302,634				$1,463,722

Interest-costing liabilities:
Customer checking and savings deposit accounts	$269,166	1,283	0.48%	0.42%	$209,737	1,052	0.50%	0.44%	$185,281	1,110	0.60%	0.50%
Customer and brokered certificates of deposit	587,659	7,868	1.34%	1.02%	674,655	14,169	2.10%	1.67%	699,011	16,366	2.34%	2.21%
FHLB advances	161,314	2,453	1.52%	1.64%	222,551	4,828	2.17%	1.03%	380,112	11,388	3.00%	3.44%
Subordinated debentures	25,000	536	2.14%	2.10%	25,000	494	1.98%	1.90%	25,000	504	2.02%	2.13%

Total costing liabilities	1,043,139	12,140	1.16%	0.95%	1,131,943	20,543	1.81%	1.23%	1,289,404	29,368	2.28%	2.23%

Non-costing liabilities	14,871				14,903				6,269
Stockholders’ equity	159,505				155,788				168,049

Total	$1,217,515				$1,302,634				$1,463,722

Net earning balance	$82,440				$61,429				$94,662

Earning yield less costing rate			4.31%	3.66%			4.28%	4.56%			3.73%	3.63%

Avg. interest-earning assets	$1,125,579				$1,193,372				$1,384,066

Net interest		49,479				52,166				53,848

Net yield spread on avg. interest-earning assets			4.40%				4.37%				3.89%

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

	Year ended September 30, 2012 compared to year ended September 30, 2011
	Rate	Volume	Rate/ Volume	Total
Components of interest income:
Loans receivable	$(2,676)	(7,220)	347	(9,549)
Mortgage-backed securities	(9)	(550)	1	(558)
Investments	(2,299)	3,116	(1,805)	(988)
Bank deposits	1	4	—	5

Net change in interest income	(4,983)	(4,650)	(1,457)	(11,090)

Components of interest expense:
Customer and brokered deposit accounts	(5,749)	(474)	153	(6,070)
FHLB advances	(1,447)	(1,329)	401	(2,375)
Subordinated debentures	40	—	2	42

Net change in interest expense	(7,156)	(1,803)	556	(8,403)

Increase (decrease) in net interest income	$2,173	(2,847)	(2,013)	(2,687)

	Year ended September 30, 2011
	compared to
	year ended September 30, 2010
			Rate/
	Rate	Volume	Volume	Total
Components of interest income:
Loans receivable	$(126)	(11,935)	(2)	(12,063)
Mortgage-backed securities	209	(1,034)	(69)	(894)
Investments	584	1,352	518	2,454
Bank deposits	2	(6)	—	(4)

Net change in interest income	669	(11,623)	447	(10,507)

Components of interest expense:
Customer and brokered deposit accounts	(2,299)	2	42	(2,255)
FHLB advances	(3,155)	(4,727)	1,322	(6,560)
Subordinated debentures	(10)	—	—	(10)

Net change in interest expense	(5,464)	(4,725)	1,364	(8,825)

Increase (decrease) in net interest income	$6,133	(6,898)	(917)	(1,682)

Comparison of Years Ended September 30, 2012 and 2011

For the fiscal year ended September 30, 2012, the Company had net income of $18.1 million, or $2.30 per share, compared to a net loss of $16.3 million, or $(2.07) per share in the prior year.

Total interest income for the year ended September 30, 2012, was $61.6 million, a decrease of $11.1 million from fiscal year 2011. The average yield on interest-earning assets decreased during fiscal 2012 to 5.47% from 6.09% during fiscal 2011, which resulted in a decrease in interest income of $5.0 million. The average balance of interest-earning assets decreased from $1,193.4 million during fiscal 2011 to $1,125.6 million during fiscal 2012, resulting in a decrease in interest income of $4.7 million.

Interest income on loans decreased $9.5 million to $56.9 million in fiscal 2012, compared to $66.4 million during fiscal 2011. A decrease of $7.2 million resulted from a $116.3 million decrease in the average balance of loans outstanding over the prior year. Additionally, a decrease of $2.7 million resulted from a 25 basis point decrease in the average yield on loans outstanding during the fiscal year. The weighted average rate on loans receivable at September 30, 2012, was 5.36%, a 55 basis point decrease from September 30, 2011. Interest income on mortgage-backed securities decreased $558,000 to $1.7 million in fiscal 2012, compared to $2.3 million during fiscal 2011. This decrease primarily resulted from a $10.6 million decrease in the average balance of mortgage-backed securities from the prior year. Interest and dividend income on investment securities decreased $988,000 to $3.0 million in fiscal 2012, compared to $4.0 million during fiscal 2011. Although the average balance of investment securities increased $53.0 million from the prior year, this increase was offset by a 340 basis point decrease in the average yield on such securities during the fiscal year. This significant decrease in the average yield on investment securities resulted from the Bank purchasing $183.1 million in investment securities during the year, primarily lower-yielding U.S. government sponsored agency securities, to increase its level of highly liquid assets.

Total interest expense during the year ended September 30, 2012, decreased $8.4 million from the prior year. Specifically, interest on customer and brokered deposit accounts decreased $6.1 million during fiscal 2012, resulting primarily from a 65 basis point decrease in the average rate paid on such interest-costing liabilities. Interest on FHLB advances decreased $2.4 million during fiscal 2012. A decrease of approximately $1.3 million resulted from a $61.2 million decrease in the average balance of FHLB advances over the prior year. In addition, a decrease of approximately $1.4 million resulted from a 65 basis point decrease in the average rate paid on FHLB advances during the fiscal year. Management continues to use FHLB advances as a primary source of short-term financing.

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

The provision for losses on loans was $10.5 million during the year ended September 30, 2012, compared to $49.4 million during fiscal 2011. The allowance for loan losses was $31.8 million or 4.15% of the total loan portfolio held for investment and approximately 43% of total nonaccrual loans as of September 30, 2012. This compares with an allowance for loan losses of $70.3 million or 7.12% of the total loan portfolio held for investment and approximately 170% of the total nonaccrual loans as of September 30, 2011.

The Company recorded a provision for loan losses of $3.0 million during the quarter ended June 30, 2012, due primarily to declines in the value of collateral securing impaired land development loans that are collateral dependent. The Company recorded a provision for loan losses of $5.0 million during the quarter ended March 31, 2012, due primarily to declines in the value of collateral securing impaired loans that are collateral dependent. This increase in the ALLL, resulting from the provision for loan loss, was offset by net charge offs of $26.2 million during the three month period, as the Bank’s elimination of the use of specific valuation allowances. Prior to the quarter ended March 31, 2012, measured impairments were recorded as specific valuation allowances and carried as contra-assets to reduce a loan’s carrying value to fair value. When the Bank adopted the Call Report, during the quarter ended March 31, 2012, the cumulative specific valuation allowance that were considered “confirmed losses” were charged-off and netted against their respective loans balances. For collateral dependent loans that are deemed impaired, a “confirmed loss” is defined as the amount by which the loan’s recorded investment exceeds the fair value of its collateral. If a loan is considered uncollectible, the entire balance is deemed a “confirmed loss” and is fully charged-off. The Company recorded a provision for loan losses of $2.5 million during the three month period ended December 31, 2011, due primarily to increases in specific reserves related to impaired commercial real estate loans. This increase in the ALLL, resulting from the provision for loan loss, was offset by net charge offs of $14.8 million during the period, which primarily resulted from the foreclosure or sale of certain impaired collateral dependent commercial and land development loans which were being carried at the fair value of the collateral.

Management believes that the allowance for losses on loans and real estate owned is adequate as of September 30, 2012. The provision can fluctuate based on changes in economic conditions, changes in the level of classified assets, changes in the amount of loan charge-offs and recoveries, or changes in other information available to management. The process for determining the amount of the ALLL includes various assumptions and subjective judgments about the collectability of the loan portfolio, including the creditworthiness of our borrowers and the value of real estate and other assets that serve as loan collateral. In determining the appropriate amount of the ALLL, management relies on loan quality reviews, past experience, an evaluation of economic conditions, and asset valuations and appraisals, among other factors.

With regard to loan portfolio concentrations at September 30, 2012, loans secured by business properties made up 34% of the Bank’s total loans receivable, and 22% of the allowance for loan losses was allocated to such loans. This compares to 37% of total loans receivable and 19% of the allowance at September 30, 2011. At September 30, 2012, loans secured by residential properties made up 36% percent of the Bank’s total loans receivable, and 22% of the allowance for loan losses was allocated to such loans. This compares to 40% of total loans receivable and 10% of the allowance at September 30, 2011. At September 30, 2012, construction and development loans made up 10% of the Bank’s total loans receivable, and 52% percent of the allowance for loan losses was allocated to such loans. This compares to 15% of total loans receivable and 60% of the allowance at September 30, 2011.

Total other income for fiscal year 2012 was $53.3 million, an increase of $24.5 million from the amount earned in fiscal year 2011. Specifically, gain on sale of loans held for sale increased $19.5 million from the same period in the prior year due primarily to increased mortgage banking volume and spreads. Provision for loss on real estate owned decreased $7.1 million due primarily to a change in methodology for the valuation of properties within the Bank’s land development real estate portfolio during the quarter ended March 31, 2011. Given the adverse economic environment and negative outlook in the residential development real estate market, as of March 31, 2011, the Company adopted a change in methodology for the valuation of its development real estate portfolio that applied downward “qualitative” adjustments to the real estate appraised values for foreclosed development properties. Other income increased $4.0 million, due to the effect of recording the net fair value of certain loan-related commitments in accordance with GAAP, an increase in commercial loan prepayment penalties, and a decrease in expensed related to foreclosed assets held for sale. There were no other-than-temporary impairments recorded on investments in the Bank’s portfolio in fiscal 2012, which resulted in a $640,000 increase in other income from the prior year. These increases were partially offset by a $946,000 decrease in customer service fees due primarily to a decrease in miscellaneous loan fees. This decrease was primarily due to a significant increase in the volume of government insured loans in the current period, which result in lower fee income. Gain on sale of securities decreased $1.5 million from the prior year, resulting from a decrease in the volume of security sales during fiscal 2012. In addition, the Company recorded a $200,000 impairment charge related to its investment in Central Platte Holdings, LLC during fiscal 2012, resulting from a decrease in the sales prices of fully-developed lots in Central Platte’s residential development. The Company incorporated these lower prices into its internal valuation model, which resulted in an additional impairment charge.

Total general and administrative expenses for fiscal 2012, was $62.8 million, an increase of $9.1 million from the prior year. Specifically, compensation and fringe benefits increased $2.7 million from the prior year due to the addition of personnel in the Company’s information technology, residential lending, internal asset review, accounting, and administrative departments. Commission-based mortgage banking compensation increased $3.6 million due to an increase in residential mortgage loan origination volume from fiscal 2011. Premises and equipment expense increased $702,000 from the prior year, primarily due to increased costs associated with moving the Company’s mortgage banking operation from Overland Park, Kansas to a new location in Kansas City, Missouri. Other expenses increased $1.6 million from fiscal 2011, primarily due to consulting and other expenses related to the conversion of the Bank’s core processing system, which was completed in the quarter ended March 31, 2012, and other costs related to the increase in residential origination volume during the current period. Federal deposit insurance premiums increased $391,000 due to an increase in the rates paid for such insurance during fiscal 2012.

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

Total other income for fiscal year 2011 was $24.5 million, a decrease of $19.1 million from the amount earned in fiscal year 2010. Specifically, provision for loss on real estate owned increased $8.7 million due to declines in value of foreclosed assets held for sale. This increase was largely the result of a change in methodology adopted by the Company during the quarter ended March 31, 2011, related to the valuation of its residential development real estate portfolio that applied downward “qualitative” adjustments to the real estate appraised values for foreclosed development properties. Management believed that these qualitative appraisal adjustments more accurately reflect real estate values in light of the sales experience and economic conditions that have recently been observed. Gain on sale of loans held for sale decreased $7.3 million, due to a decrease in the volume of residential mortgage loans originated and sold by the Bank’s mortgage banking division during the period. Gain on sale of securities available for sale decreased $4.5 million due to a significant decline in the volume of such sales during the period. Customer service fees and charges decreased $1.1 million primarily due to a decrease in miscellaneous loan fees resulting from the decrease in residential mortgage loan origination volume as compared to the same period in the prior year. Impairment loss on investment securities increased $640,000 due to recording an other-than-temporary impairment of one trust preferred security within the Bank’s portfolio that was called during the quarter ended September 30, 2011. Loan servicing fees decreased $227,000 due primarily to an increase in capitalized servicing amortization during the fiscal year. These decreases in other income were partially offset by a $3.1 million decrease in impairment loss on investment in LLCs resulting from impairment charges related to the Company’s investments in Central Platte Holdings, LLC and NBH, LLC during fiscal year 2010. In addition, other income increased $222,000 due primarily to the effect of recording the net fair value of certain loan-related commitments in accordance with GAAP.

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

The objective of the Bank’s IRR management process is to maximize net interest income over a range of possible interest rate paths. The monitoring of interest rate sensitivity on both the interest-earning assets and the interest-costing liabilities are key to effectively managing IRR. Management maintains an IRR policy, which outlines a methodology for monitoring interest rate risk. The Board of Directors reviews this policy and approves changes on an annual basis. The IRR policy also identifies the duties of the Bank’s Asset/Liability Committee (“ALCO”). Among other things, the ALCO is responsible for developing the Bank’s annual business plan, monitoring anticipated weekly cashflows, establishing prices for the Bank’s various products, and implementing strategic IRR decisions.

On a quarterly basis, the Bank monitors the estimate of changes that would potentially occur to its net portfolio value (“NPV”) of assets, liabilities, and off-balance sheet items assuming a sudden change in market interest rates. Management presents a NPV analysis to the Board of Directors each quarter and NPV policy limits are reviewed and approved.

The following table is an interest rate sensitivity analysis, which summarizes information calculated by the Bank’s internal model that estimates the changes in NPV of the Bank’s portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank’s NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank’s current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The Bank’s model compiled this information using data as of September 30, 2012. The model output data associated with the -200 and -300 basis point scenarios was suppressed because of the relatively low current interest rate environment. Dollar amounts are expressed in thousands.

Changes in				NPV as % of PV of assets
market	Net Portfolio Value				Board approved
interest rates	$ Amount	$ Change	% Change	Actual	minimum
+3%	172,601	(26,512)	-13%	14.9%	6%
+2%	181,458	(17,656)	-9%	15.3%	6%
+1%	190,479	(8,634)	-4%	15.8%	7%
no change	199,114	—	—	16.2%	8%
- 1%	207,215	8,101	+4%	16.6%	8%
- 2%	—	—	—	—	8%
- 3%	—	—	—	—	8%

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

Liquidity and Capital Resources

The Bank maintains sufficient liquidity to ensure safe and sound operation. North American maintains a level of liquid assets adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The Bank’s primary sources of liquidity are cash and cash equivalents, the sale and repayment of loans, the retention of existing or newly acquired retail deposits, and FHLB advances. Additional sources of liquidity include the sale of investment securities available for sale, reverse repurchase agreements, FRB advances, and the acquisition of deposits through a nationwide internet listing service.

Management continues to use FHLB advances as a primary source of short-term funding. FHLB advances are secured by a blanket pledge agreement covering portions of the loan and securities portfolio as collateral, supported by quarterly reporting of eligible collateral to FHLB. FHLB borrowings are limited based upon a percentage of the Bank’s assets and eligible collateral, as adjusted by collateral eligibility and maintenance levels. Management continually monitors the balance of eligible collateral relative to the amount of advances outstanding to determine the availability of additional FHLB advances. At September 30, 2012, the Bank had a total borrowing capacity at FHLB of $240.8 million, and outstanding advances of $127.0 million. As an additional source of liquidity, the Bank has $91.9 million of highly liquid short term U.S. Government sponsored agency securities in its portfolio at September 30, 2012.

In accordance with the Consent Order with the OCC, which is described more fully in Footnote 25, Regulatory Agreements, the Bank is required to meet and maintain specific capital levels. This requirement prohibits the Bank from accepting, renewing, or rolling over any brokered deposits. As of September 30, 2012, the Bank’s brokered deposits totaled $21.4 million. The Bank believes it will have adequate alternate funding sources available to replace such deposits upon their maturity.

Fluctuations in the level of interest rates typically impact prepayments on mortgage loans and mortgage related securities. During periods of falling rates, these prepayments increase and a greater demand exists for new loans. The Bank’s ability to attract and retain customer deposits is partially impacted by area competition and by other alternative investment sources that may be available to the Bank’s customers in various interest rate environments. Management believes that the Bank will retain most of its maturing time deposits in the foreseeable future. However, any material funding needs that may arise in the future can be reasonably satisfied through the use of the Bank’s primary and additional liquidity sources, described above. Management is not currently aware of any other trends, market conditions, or other economic factors that could materially impact the Bank’s primary sources of funding or affect its future ability to meet obligations as they come due. Although future changes to the level of market interest rates are uncertain, management believes its sources of funding will continue to remain stable during upward and downward interest rate environments.

Off Balance Sheet Arrangements and Contractual Obligations

Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments and standby letters of credit. The bank had outstanding commitments to originate mortgage loans for its portfolio and standby letters of credit totaling $3.4 million and $794,000, respectively, at September 30, 2012. In addition, the Bank had outstanding commitments to originate mortgage loans totaling $405.2 million at September 30, 2012, which it had committed to sell to outside investors. Since commitments may expire unused or be only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes that there are no material commitments to extend credit that represent risk of an unusual nature.

Management anticipates that the Company will continue to have sufficient funds through repayments and maturities of loans and securities, deposits and borrowings, to meet its commitments.

The following table discloses payments due on the Company’s contractual obligations at September 30, 2012:

		Due in less	Due from one	Due from three	Due in more
	Total	than one year	to three years	to five years	than five years
Advances from FHLB	$127,000	27,000	50,000	50,000	—
Subordinated debentures	25,774	—	—	—	25,774
Operating leases	3,985	823	1,595	1,446	121

Total contractual obligations	$156,759	27,823	51,595	51,446	25,895

Critical Accounting Policies

The Company has identified the accounting policies below as critical to the Company’s operations and to understanding the Company’s consolidated financial statements. Following is an explanation of the methods and assumptions underlying their application.

Allowance for Loan and Lease Losses

The Allowance for Loan and Lease Losses (“ALLL”) recognizes the inherent risks associated with lending activities for individually identified problem assets as well as the entire homogenous and non-homogenous loan portfolios. ALLLs are established by charges to the provision for loan losses and carried as contra assets. Management analyzes the adequacy of the allowance on a quarterly basis and appropriate provisions are made to maintain the ALLLs at adequate levels. At any given time, the ALLL should be sufficient to absorb at least all estimated credit losses on outstanding balances over the next twelve months. While management uses information currently available to determine these allowances, they can fluctuate based on changes in economic conditions and changes in the information available to management. Also, regulatory agencies review the Bank’s allowances for loan loss as part of their examination, and they may require the Bank to recognize additional loss provisions, within their regulatory filings, based on the information available at the time of their examinations.

The ALLL is determined based upon two components. The first is made up of specific reserves for loans which have been deemed impaired in accordance with Generally Accepted Accounting Principles (“GAAP”). The second component is made up of general reserves for loans that are not impaired. A loan becomes impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. Once a loan has been deemed impaired, the impairment must be measured by comparing the recorded investment in the loan to the present value of the estimated future cash flows discounted at the loan’s effective rate, or to the fair value of the loan based on the loan’s observable market price, or to the fair value of the collateral if the loan is collateral dependent. Prior to the quarter ended March 31, 2012, the Bank recorded a specific allowance equal to the amount of measured impairment.

In July 2011, the Office of Thrift Supervision (“OTS”) merged with and into the Office of the Comptroller of the Currency (“OCC”), and the OCC became the Bank’s primary regulator. Beginning with the quarter ended March 31, 2012, the Bank was required to file a Consolidated Report of Condition and Income (“Call Report”) instead of the previously required Thrift Financial Report (“TFR”). With the adoption of the Call Report, the Bank was required to discontinue using specific valuation allowances on loans deemed impaired. The TFR had allowed any measured impairments to be carried as specific valuation allowances, whereas the Call Report required any measured impairments that are deemed “confirmed losses” to be charged-off and netted from their respective loan balances. For impaired loans that are collateral dependent, a “confirmed loss” is generally the amount by which the loan’s recorded investment exceeds the fair value of its collateral. If a loan is considered uncollectible, the entire balance is deemed a “confirmed loss” and is fully charged-off. During the quarter ended March 31, 2012, the Bank charged-off against ALLL the aggregate “confirmed losses” that were carried as specific valuation allowances in prior periods, and netted them against their respective loan balances for reporting purposes. This change had no impact on net loans receivable as presented in the consolidated balance sheet. In addition, this change did not materially impact the analysis of ALLL, which is described in more detail in the following paragraph, as specific valuation allowances were previously considered in the determination of historical loss ratios.

Loans that are not impaired are evaluated based upon the Bank’s historical loss experience, as well as various subjective factors, to estimate potential unidentified losses within the various loan portfolios. These loans are categorized into pools based upon certain characteristics such as loan type, collateral type and repayment source. In addition to analyzing historical losses, the Bank also evaluates the following subjective factors for each loan pool to estimate future losses: changes in lending policies and procedures, changes in economic and business conditions, changes in the nature and volume of the portfolio, changes in management and other relevant staff, changes in the volume and severity of past due loans, changes in the quality of the Bank’s loan review system, changes in the value of the underlying collateral for collateral dependent loans, changes in the level of lending concentrations, and changes in other external factors such as competition and legal and regulatory requirements. Historical loss ratios are adjusted accordingly, based upon the effect that the subjective factors have in estimated future losses. These adjusted ratios are applied to the balances of the loan pools to determine the adequacy of the ALLL each quarter. For purposes of calculating historical loss ratios, specific valuation allowances established prior to March 31, 2012, are considered charge-offs during the periods in which they are established.

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

NASB Financial, Inc. and Subsidiary

Consolidated Balance Sheets

	September 30,	September 30,
	2012	2011
	(Dollars in thousands)
ASSETS
Cash and cash equivalents	$8,716	5,030
Securities available for sale, at fair value	214,190	72,125
Stock in Federal Home Loan Bank, at cost	7,073	13,551
Mortgage-backed securities:
Available for sale, at fair value	554	715
Held to maturity, at cost	25,921	39,146
Loans receivable:
Held for sale, at fair value	163,834	115,434
Held for investment, net	766,601	987,400
Allowance for loan losses	(31,829)	(70,266)
Accrued interest receivable	4,402	4,870
Foreclosed assets held for sale, net	17,040	16,937
Premises and equipment, net	15,272	14,434
Investment in LLCs	17,222	17,674
Deferred income tax asset, net	17,199	19,221
Income taxes receivable	0	3,124
Other assets	14,631	14,189

	$1,240,826	1,253,584

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Customer deposit accounts	$870,946	784,681
Brokered deposit accounts	21,367	24,994
Advances from Federal Home Loan Bank	127,000	247,000
Subordinated debentures	25,774	25,774
Escrows	8,760	10,082
Income taxes payable	3,490	0
Accrued expenses and other liabilities	11,986	10,675

Total liabilities	1,069,323	1,103,206

Stockholders’ equity:
Common stock of $0.15 par value: 20,000,000 authorized; 9,857,112 shares issued at September 30, 2012 and 2011	1,479	1,479
Additional paid-in capital	16,657	16,652
Retained earnings	189,516	171,406
Treasury stock, at cost; 1,989,498 shares at September 30, 2012 and 2011	(38,418)	(38,418)
Accumulated other comprehensive income (loss)	2,269	(741)

Total stockholders’ equity	171,503	150,378

	$1,240,826	1,253,584

See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Operations

	Years Ended September 30,
	2012	2011	2010
	(Dollars in thousands, except share data)
Interest on loans receivable	$56,896	66,445	78,508
Interest on mortgage-backed securities	1,723	2,281	3,175
Interest and dividends on securities	2,987	3,975	1,521
Other interest income	13	8	12

Total interest income	61,619	72,709	83,216

Interest on customer and brokered deposit accounts	9,151	15,221	17,476
Interest on advances from Federal Home Loan Bank	2,453	4,828	11,388
Interest on subordinated debentures	536	494	504

Total interest expense	12,140	20,543	29,368

Net interest income	49,479	52,166	53,848
Provision for loan losses	10,500	49,394	30,500

Net interest income after provision for loan losses	38,979	2,772	23,348

Other income (expense):
Loan servicing fees, net	132	(105)	122
Impairment recovery on mortgage servicing rights	0	67	12
Customer service fees and charges	5,584	6,530	7,626
Provision for loss on real estate owned	(4,265)	(11,383)	(2,649)
Gain (loss) on sale of securities available for sale	(343)	673	5,558
Gain (loss) on sale of securities held to maturity	(32)	411	0
Gain from loans receivable held for sale	48,791	29,279	36,617
Impairment loss on investment in LLCs	(200)	0	(3,126)
Impairment loss on securities	0	(640)	0
Other	3,628	(358)	(580)

Total other income	53,295	24,474	43,580

General and administrative expenses:
Compensation and fringe benefits	22,375	19,670	18,715
Commission-based mortgage banking compensation	17,203	13,601	17,981
Premises and equipment	5,033	4,331	4,220
Advertising and business promotion	5,616	5,501	5,612
Federal deposit insurance premiums	2,029	1,638	2,854
Other	10,571	8,957	8,285

Total general and administrative expenses	62,827	53,698	57,667

Income (loss) before income tax expense	29,447	(26,452)	9,261

Income tax expense (benefit):
Current	11,198	(6,451)	10,111
Deferred	139	(3,733)	(7,173)

Total income tax expense (benefit)	11,337	(10,184)	2,938

Net income (loss)	$18,110	(16,268)	6,323

Basic earnings (loss) per share	$2.30	(2.07)	0.80

Diluted earnings (loss) per share	$2.30	(2.07)	0.80

Basic weighted average shares outstanding	7,867,614	7,867,614	7,867,614

See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Years ended September 30,
	2012	2011	2010
	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$18,110	(16,268)	6,323
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	2,039	1,863	1,779
Amortization and accretion, net	(724)	(149)	(1,385)
Deferred income tax expense (benefit)	139	(3,733)	(7,173)
(Gain) loss on sale of securities available for sale	343	(673)	(5,558)
(Gain) loss on sale of securities held to maturity	32	(411)	0
Loss from investment in LLCs	257	126	128
Impairment loss on investment in LLCs	200	0	3,126
Impairment loss on investments	0	640	0
Impairment recovery on mortgage servicing rights	0	(67)	(12)
Gain from loans receivable held for sale	(48,791)	(29,279)	(36,617)
Provision for loan losses	10,500	49,394	30,500
Provision for loss on real estate owned	4,265	11,383	2,649
Origination of loans receivable held for sale	(1,849,564)	(1,599,313)	(1,765,568)
Sale of loans receivable held for sale	1,849,956	1,693,002	1,703,708
Stock based compensation – stock options	5	49	78
Changes in:
Net fair value of loan-related commitments	(2,420)	(381)	(661)
Accrued interest receivable	468	650	675
Accrued expenses, other liabilities, income taxes receivable, and income taxes payable	9,492	390	(5,982)

Net cash provided by (used in) operating activities	(5,693)	107,223	(73,990)

Cash flows from investing activities:
Principal repayments of mortgage-backed securities:
Held to maturity	12,297	15,852	11,445
Available for sale	153	186	3,738
Principal repayments of mortgage loans receivable held for investment	245,162	171,928	225,700
Principal repayments of other loans receivable	3,792	5,575	5,446
Principal repayments of investment securities:
Held to maturity	0	166	99
Available for sale	25,114	8,199	6
Loan origination—mortgage loans receivable held for investment	(85,750)	(110,834)	(102,550)
Loan origination—other loans receivable	(3,516)	(3,030)	(3,158)
Purchase of mortgage loans receivable held for investment	(964)	(1,219)	(1,236)
Proceeds from sale of Federal Home Loan Bank stock	6,478	2,322	10,766
Purchase of mortgage-backed securities held to maturity	0	(8,768)	(54,806)
Purchase of securities available for sale	(183,137)	(81,282)	(50,403)
Proceeds from sale of mortgage-backed securities available for sale	0	0	51,154
Proceeds from sale of mortgage-backed securities held to maturity	859	0	0

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Cash Flows (continued)

	Years ended September 30,
	2012	2011	2010
	(Dollars in thousands)
Cash flows from investing activities (continued):
Proceeds from sale of securities available for sale	19,678	26,916	46,461
Proceeds from sale of securities held to maturity	0	1,491	0
Proceeds from sale of real estate owned	10,406	23,063	13,881
Purchases of premises and equipment, net	(2,877)	(2,461)	(2,242)
Investment in LLC	(5)	(1)	(7)
Other	309	(450)	(392)

Net cash provided by investing activities	47,999	47,653	153,902

Cash flows from financing activities:
Net (decrease) increase in customer and brokered deposit accounts	82,701	(123,812)	28,440
Proceeds from advances from Federal Home Loan Bank	27,000	128,000	98,000
Repayment of advances from Federal Home Loan Bank	(147,000)	(167,000)	(253,000)
Cash dividends paid	0	0	(3,540)
Change in escrows	(1,321)	(1,067)	971

Net cash used in financing activities	(38,620)	(163,879)	(129,129)

Net increase (decrease) in cash and cash equivalents	3,686	(9,003)	(49,217)

Cash and cash equivalents at beginning of year	5,030	14,033	63,250

Cash and cash equivalents at end of year	$8,716	5,030	14,033

Supplemental disclosure of cash flow information:
Cash paid for income taxes (net of refunds)	$4,586	(2,823)	14,100
Cash paid for interest	12,010	20,653	30,704
Supplemental schedule of non-cash investing and financing activities:
Conversion of loans receivable to real estate owned $	18,665	34,085	59,357
Conversion of real estate owned to loans receivable	3,907	5,804	344
Capitalization of originated mortgage servicing rights	0	0	5
Transfer of securities from held to maturity to available for sale	0	0	8,361

See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

					Accumulated
		Additional			other	Total
	Common	paid-in	Retained	Treasury	comprehensive	stockholders’
	stock	capital	earnings	stock	(loss) income	equity
	(Dollars in thousands)
Balance at October 1, 2009	$1,479	16,525	184,891	(38,418)	1,911	166,388
Comprehensive income:
Net income	0	0	6,323	0	0	6,323
Other comprehensive income, net of tax Unrealized loss on securities	0	0	0	0	(1,487)	(1,487)

Total comprehensive income						4,836
Cash dividends paid	0	0	(3,540)	0	0	(3,540)
Stock based compensation expense	0	78	0	0	0	78

Balance at September 30, 2010	$1,479	16,603	187,674	(38,418)	424	167,762
Comprehensive income:
Net loss	0	0	(16,268)	0	0	(16,268)
Other comprehensive income, net of tax Unrealized loss on securities	0	0	0	0	(1,165)	(1,165)

Total comprehensive loss						(17,433)
Stock based compensation expense	0	49	0	0	0	49

Balance at September 30, 2011	$1,479	16,652	171,406	(38,418)	(741)	150,378
Comprehensive income:
Net income	0	0	18,110	0	0	18,110
Other comprehensive income, net of tax Unrealized gain on securities	0	0	0	0	3,010	3,010

Total comprehensive income						21,120
Stock based compensation expense	0	5	0	0	0	5

Balance at September 30, 2012	$1,479	16,657	189,516	(38,418)	2,269	171,503

	Years ended September 30,
	2012	2011	2010
Other Comprehensive Income Disclosure:
Unrealized gain (loss) on available for sale securities, net of income taxes of $1,752, $(717) and $1,209 at September 30, 2012, 2011 and 2010, respectively	$2,799	(1,145)	1,931
Other-than-temporary loss recognized in earnings, net of income taxes of $246 at September 30, 2011	0	394	0
Reclassification adjustment for (gain) loss included in net income, net of income taxes of $(132), $259 and $2,140 at September 30, 2012, 2011 and 2010, respectively	211	(414)	(3,418)

Change in unrealized loss on available for sale securities, net of income taxes of $1,884, $(729) and $(931) at September 30, 2012, 2011 and 2010, respectively	$3,010	(1,165)	(1,487)

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $5.7 million and $995,000 as of September 30, 2012 and 2011, respectively. The Federal Reserve Board (“FRB”) requires federally chartered savings banks to maintain non-interest-earning cash reserves at specified levels against their transaction accounts. Required reserves may be maintained in the form of vault cash, a non-interest-bearing account at a Federal Reserve Bank, or a pass-through account, as defined by FRB. At September 30, 2012, the Bank’s reserve requirement was $3.4 million.

Securities and Mortgage-Backed Securities

Securities and mortgage-backed securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities and mortgage-backed securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2012 and 2011, the Company had no assets designated as trading. Securities and mortgage-backed securities held to maturity are stated at cost. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

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

Management monitors the securities and mortgage-backed securities portfolios for impairment on an ongoing basis. This process involves monitoring market conditions and other relevant information, including external credit ratings, to determine whether or not a decline in value is other-than-temporary. If management intends to sell an impaired security or mortgage-backed security, or if it is more likely than not that management will be required to sell the impaired security prior to recovery of its amortized cost basis, the Bank will recognize a loss in earnings. If management does not intend to sell a debt security or mortgage-backed security, or if it is more likely than not that management will not be required to sell the impaired security prior to recovery of its amortized cost, regardless of whether the security is classified as available for sale or held to maturity, the Bank will recognize the credit component of the loss in earnings and the remaining portion in other comprehensive income. The credit loss component recognized in earnings is the amount of principal cash flows not expected to be received over the remaining life of the security. The amount of other-than temporary-impairment included in other comprehensive income is amortized over the remaining life of the security.

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

Loans held for sale are carried at fair value. Gains or losses on such sales are recognized using the specific identification method. The transfer of a loan receivable held for sale is accounted for as a sale when control over the asset has been surrendered. The Bank issues various representations and warranties and standard recourse provisions associated with the sale of loans, which are described more fully in Footnote 6.

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

Goodwill

The Company has goodwill of $1.8 million at September 30, 2012 and 2011. This asset, which resulted from the Bank’s acquisition of CBES Bancorp, Inc. in fiscal 2003, was assigned to the banking segment of the business. In accordance with Generally Accepted Accounting Principles (“GAAP”), the Company tests its goodwill for impairment annually, or more frequently if events indicate that the asset might be impaired. The first step of the goodwill impairment test compares the fair value of a reporting segment with its carrying amount, including goodwill. If the carrying value of a reporting unit exceeds its fair value, a second step of the goodwill impairment test is required, which compares the implied fair value of reporting unit goodwill to its carrying value. The implied fair value is determined in the same manner as the amount of goodwill recognized in a business combination is determined. Due to the fact that the Company’s stock price was below its book value per share at September 30, 2011, the Company performed the second step of the goodwill impairment test to determine the amount of impairment loss, if any. Management reviewed recent merger and acquisition transactions, which were compared to the Company, to calculate an estimated valuation range for the Company. The Bank’s balance sheet was then compared to its estimated market value to determine the current fair value of its goodwill. As a result of this analysis, management determined that the Company’s goodwill was not impaired. At September 30, 2012, the Company’s stock price was in excess of its book value per share; thus, the Company did not perform the second step of the goodwill impairment test as of that date.

Stock Options

The Company has a stock-based employee compensation plan which is described more fully in Footnote 17, Stock Option Plan. The Company recognizes compensation cost over the five-year service period for its stock option awards. Stock based compensation expense for stock options totaled $5 thousand ($3 thousand, net of tax), $49 thousand ($30 thousand, net of tax) and $78 thousand ($48 thousand, net of tax) during the years ended September 30, 2012, 2011 and 2010, respectively.

Income Taxes

The Company files a consolidated Federal income tax return with its subsidiaries using the accrual method of accounting.

The Company provides for income taxes using the asset/liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Bank’s bad debt deduction for the years ended September 30, 2012, 2011 and 2010, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the “base-year.” The recapture of the excess reserve was completed over a six-year phase-in-period that began with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $3.7 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank’s capital in the form of stock redemptions caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

Derivative Instruments

The Bank regularly enters into commitments to originate and sell loans held for sale. Certain commitments are considered derivative instruments under GAAP, which requires the Bank to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As of September 30, 2012 and 2011, the fair value of loan related commitments resulted in a net asset of $4.1 million and $1.7 million, respectively.

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

	Year Ended September 30,
	2012	2011	2010
Net income (loss)	$18,110	(16,268)	6,323

Average common shares outstanding	7,867,614	7,867,614	7,867,614
Average common share stock options outstanding	0	0	0

Average diluted common shares	7,867,614	7,867,614	7,867,614
Earnings per share:
Basic earnings (loss) per share	$2.30	(2.07)	0.80
Diluted earnings (loss) per share	2.30	(2.07)	0.80

At September 30, 2012 and 2011, options to purchase 47,538 and 49,538 shares of the Company’s stock were outstanding. These options were not included in the calculation of diluted earnings (loss) per share because the option exercise price was greater than the average market price of the common shares for the period, thus making the options anti-dilutive.

Recently Issued Accounting Standards

In April 2011, the FASB issued ASU No. 2011-02, which clarifies the guidance on how creditors evaluate whether a restructuring of debt qualifies as a TDR. Examples of restructurings include an extension of a loan’s maturity date, a reduction in the interest rate, forgiveness of a debt’s face amount and/or accrued interest, and a deferral or decrease in payments for a period of time. The amendments clarify the definition of a TDR in ASC 310-40, which provides that a debt restructuring is considered a TDR if the creditor, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider. The framework for evaluating a restructuring requires that a creditor determine if both of the following conditions are met: 1) the borrower is experiencing financial difficulties, and 2) the restructuring includes a concession by the creditor to the borrower. For public companies, this standard was effective for the first interim or annual period beginning on or after June 15, 2011. The Company early adopted the ASU in its second fiscal quarter, as permitted by the standard. As a result of adopting the amendments in ASU 2011-02, the Company reassessed all restructurings that occurred on or after October 1, 2010, the beginning of the prior fiscal year, for identification as TDRs. The Company identified as TDRs certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology. Upon identifying those receivables as TDRs, the Company identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of impairment measured in accordance with the guidance of ASC 310-10-35 for the receivables that are newly identified as impaired. The early adoption of the ASU resulted in a significant increase in the number of loans within its construction and development portfolios that are considered TDRs and had a substantially material impact on the Company’s financial statements for the period ended March 31, 2011. At March 31, 2011, the period of adoption, the recorded investment in receivables for which the allowance for credit losses was previously measured under a general allowance for credit losses methodology and are now impaired under ASC 310-10-35 was $28.1 million, and the resulting allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss, was $8.0 million. In addition, the Company identified loans with a recorded investment of $6.7 million which were previously deemed impaired under the guidance in ASC 310-10-35, but were not considered TDRs. As a result of adopting the amendments in ASU 2011-02, these loans were identified as TDRs and the resulting increase in the allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss, was $3.3 million. This increase in estimated loss was due to the Company’s adoption of a change in methodology for valuing its real estate development portfolio, given the current adverse economic environment, during the quarter ended March 31, 2011.

In May 2011, the FASB issued ASU No. 2011-04, which provides a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands disclosure requirements, particularly for Level 3 fair value measurements. For public companies, this standard was effective for interim and annual periods beginning after December 15, 2011. It did not have a material impact on the Company’s consolidated financial statements.

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

In September 2011, the FASB issued ASU No. 2011-08, which is intended to reduce the annual cost and complexity of the annual goodwill impairment test by providing entities with the option of performing a qualitative assessment to determine whether impairment testing is necessary. This standard was effective for annual and interim goodwill impairment test performed for fiscal years beginning after December 15, 2011. Management does not anticipate that that this standard will have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, which requires an entity to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. This additional disclosure is intended to provide greater transparency of the effect or potential effect of rights of offset associated with certain financial instruments and derivative instruments. This standard is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The amendments within this update are to be applied retrospectively for all comparative periods presented. Management does not anticipate that that this standard will have a material impact on the Company’s consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reported periods. Estimates were used to establish loss reserves for both loans and foreclosed assets, accruals for loan recourse provisions, and fair values of financial instruments, among other items. Actual results could differ from those estimates.

Reclassifications

Certain amounts for 2011 and 2010 have been reclassified to conform to the current year presentation.

(2) SECURITIES AVAILABLE FOR SALE

The following tables present a summary of securities available for sale. Dollar amounts are expressed in thousands.

	September 30, 2012
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
Corporate debt securities	$57,983	3,035	0	61,018
U.S. government sponsored agency securities	152,546	624	4	153,166
Municipal securities	6	0	0	6

Total	$210,535	3,659	4	214,190

	September 30, 2011
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
Corporate debt securities	$48,412	263	1,763	46,912
Trust preferred securities	24,942	254	0	25,196
Municipal securities	17	0	0	17

Total	$73,371	517	1,763	72,125

During the year ended September 30, 2012, the Company realized gross gains of $227,000 and gross losses of $570,000 on the sale of securities available for sale. During the year ended September 30, 2011, the Company realized gross gains of $673,000 and no gross losses on the sale of securities available for sale. During the year ended September 30, 2010, the Company realized gross gains of $4.1 million and no gross losses on the sale of securities available for sale.

The following table presents a summary of the fair value and gross unrealized losses of those securities available for sale which had unrealized losses at September 30, 2012. Dollar amounts are expressed in thousands.

	Less than 12 months		12 months or longer
	Estimated	Gross	Estimated	Gross
	Fair	unrealized	fair	unrealized
	Value	Losses	value	losses
U.S. government sponsored agency securities	$19,988	4	$0	0

Management monitors the securities portfolio for impairment on an ongoing basis. This process involves monitoring market conditions and other relevant information, including external credit ratings, to determine whether or not a decline in value is other-than-temporary. There are no securities available for sale at September 30, 2012, for which the Company has taken an other-than-temporary impairment loss through earnings. During the quarter ended September 30, 2011, the Bank was notified that one holding in its trust preferred securities portfolio was being called in October 2011, prior to its original call date. Management determined that the security was other-than-temporarily impaired at September 30, 2011, and recognized a $640,000 impairment loss in earnings. There were no other securities held at September 30, 2011, for which the Company had taken an other-than-temporary impairment loss through earnings.

The scheduled maturities of securities available for sale at September 30, 2012, are presented in the following table. Dollar amounts are expressed in thousands.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Due in less than one year	$11,786	10	0	11,796
Due from one to five years	133,396	3,033	0	136,429
Due from five to ten years	34,566	604	0	35,170
Due after ten years	30,787	12	4	30,795

Total	$210,535	3,659	4	214,190

The principal balances of securities available for sale that are pledged to secure certain obligations of the Bank as of September 30 are as follows. Dollar amounts are expressed in thousands.

	September 30, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
FRB advance commitments	$3,037	95	0	3,132

	September 30, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
FRB advance commitments	$6,225	191	0	6,416

(3) SECURITIES HELD TO MATURITY

There were no securities held to maturity at September 30, 2012 and 2011.

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

(4) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.

	September 30, 2012
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
Pass-through certificates guaranteed by GNMA – fixed rate	$78	3	0	81
Pass-through certificates guaranteed by FNMA – adjustable rate	143	9	0	152
FHLMC participation certificates:
Fixed rate	176	14	0	190
Adjustable rate	123	8	0	131

Total	$520	34	0	554

	September 30, 2011
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
Pass-through certificates guaranteed by GNMA – fixed rate	$86	3	0	89
Pass-through certificates guaranteed by FNMA – adjustable rate	174	6	0	180
FHLMC participation certificates:
Fixed rate	268	25	0	293
Adjustable rate	146	7	0	153

Total	$674	41	0	715

There were no sales of mortgage-backed securities available for sale during the years ended September 30, 2012 and 2011. During the year ended September 30, 2010, the Company realized gross gains of $1.4 million and gross losses of $8,000 on the sale of mortgage-backed securities available for sale.

During the year ended September 30, 2010, the Bank transferred two mortgage-backed securities with a total amortized cost of $8.4 million from the held to maturity category to the available for sale category. The amortized cost of the securities approximated its market value; thus, there were not unrealized gains or losses at the date of transfer. The decision was made to transfer the securities after it was determined that there was a significant deterioration in the issuer’s creditworthiness, as ratings agencies had downgraded the securities to below investment grade. The mortgage-backed securities were subsequently sold during the year ended September 30, 2010. The Bank recognized a gain of $39,000 and a loss of $8,000 on the sale of these securities.

The scheduled maturities of mortgage-backed securities available for sale at September 30, 2012, are presented in the following table. Dollar amounts are expressed in thousands.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Due from five to ten years	$176	14	0	190
Due after ten years	344	20	0	364

Total	$520	34	0	554

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

	September 30, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Customer deposit accounts	$393	26	0	419

	September 30, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Customer deposit accounts	$494	29	0	523

(5) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

The following tables present a summary of mortgage-backed securities held to maturity. Dollar amounts are expressed in thousands.

	September 30, 2012
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
FHLMC participation certificates:
Fixed rate	$37	3	0	40
FNMA pass-through certificates:
Fixed rate	3	0	0	3
Balloon maturity and adjustable rate	24	1	0	25
Collateralized mortgage obligations	25,857	390	198	26,049

Total	$25,921	394	198	26,117

	September 30, 2011
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
FHLMC participation certificates:
Fixed rate	$45	1	0	46
FNMA pass-through certificates:
Fixed rate	5	1	0	6
Balloon maturity and adjustable rate	28	0	0	28
Collateralized mortgage obligations	39,068	101	218	38,951

Total	$39,146	103	218	39,031

The following tables present a summary of the fair value and gross unrealized losses of those mortgage-backed securities held to maturity which had unrealized losses at September 30, 2012. Dollar amounts are expressed in thousands.

	Less Than 12 Months		12 Months or Longer
	Estimated	Gross	Estimated	Gross
	Fair	unrealized	Fair	unrealized
	Value	losses	Value	losses
Collateralized mortgage obligations	$8,522	69	$2,124	129

Management monitors the securities portfolio for impairment on an ongoing basis by evaluating market conditions and other relevant information, including external credit ratings, to determine whether or not a decline in value is other-than-temporary. When the fair value of a security is less than its amortized cost, an other-than-temporary impairment is considered to have occurred if the present value of expected cash flows is not sufficient to recover the entire amortized cost, or if the Company intends to, or will be required to, sell the security prior to the recovery of its amortized cost. The unrealized losses at September 30, 2012, are primarily the result of changes in market yields from the time of purchase. Management generally views changes in fair value caused by changes in interest rates as temporary. In addition, all scheduled payments for securities with unrealized losses at September 30, 2012, have been made, and it is anticipated that the entire principal balance of such securities will be collected.

The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2012, are presented in the following table. Dollar amounts are expressed in thousands.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Due from one to five years	$28	2	0	30
Due from five to ten years	1,205	2	28	1,179
Due after ten years	24,688	390	170	24,908

Total	$25,921	394	198	26,117

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

	September 30, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Customer deposit accounts	$19	1	0	20
FRB advance commitments	6,216	56	0	6,272

Total	$6,235	57	0	6,292

	September 30, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Customer deposit accounts	$22	0	0	22
FRB advance commitments	32,003	100	95	32,008

Total	$32,025	100	95	32,030

During fiscal 2012, the Bank recognized a loss of $32,000 on the sale of a mortgage backed security which was classified as held to maturity. The security had an amortized cost of $891,000 at the time of sale. The decision was made to sell the security after it was determined that there was significant deterioration in the issuer’s creditworthiness. All dispositions of mortgage-backed securities held to maturity during fiscal 2011 and 2010 were the result of maturities, with the exception of the transfers noted in Footnote 4.

(6) LOANS RECEIVABLE

The Bank has traditionally concentrated its lending activities on mortgage loans secured by residential and business property and, to a lesser extent, development lending. Residential mortgage loans have either long-term fixed or adjustable rates. The Bank also has a portfolio of mortgage loans that are secured by multifamily, construction, development, and commercial real estate properties. The remaining part of North American’s loan portfolio consists of non-mortgage commercial and installment loans. The following table presents the Bank’s total loans receivable at September 30. Dollar amounts are expressed in thousands.

	2012	2011
HELD FOR INVESTMENT
Mortgage loans:
Permanent loans on:
Residential properties	$331,310	329,715
Business properties	321,559	409,737
Partially guaranteed by VA or insured by FHA	3,950	3,947
Construction and development	110,718	181,663

Total mortgage loans	767,537	925,062
Commercial loans	17,570	80,937
Installment loans and lease financing to individuals	7,753	9,028

Total loans receivable held for investment	792,860	1,015,027
Less:
Undisbursed loan funds	(21,014)	(20,944)
Unearned discounts and fees on loans, net of deferred costs	(5,245)	(6,683)

Net loans receivable held for investment	$766,601	987,400

	2012	2011
HELD FOR SALE
Mortgage loans:
Permanent loans on:
Residential properties	$163,834	115,434

Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $4.1 million and $5.3 million at September 30, 2012 and 2011, respectively.

Whole loans and participations serviced for others were approximately $27.3 million and $65.5 million at September 30, 2012 and 2011, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

First mortgage loans were pledged to secure FHLB advances in the amount of approximately $508.9 million and $638.2 million at September 30, 2012 and 2011, respectively.

Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2012 and 2011. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

Proceeds from the sale of loans receivable held for sale during fiscal 2012, 2011 and 2010, were $1,850.0 million, $1,693.0 million, and $1,703.7 million, respectively. In fiscal 2012, the Bank realized gross gains of $48.8 million and $2,000 of gross losses. In fiscal 2011, the Bank realized gross gains of $29.4 million and $140,000 of gross losses. In fiscal 2010, the Bank realized gross gains of $36.6 million and gross losses of $17,000 on those sales

Lending Practices and Underwriting Standards

Residential real estate loans—The Bank offers a range of residential loan programs, including programs offering loans guaranteed by the Veterans Administration (“VA”) and loans insured by the Federal Housing Administration (“FHA”). The Bank’s residential loans come from several sources. The loans that the Bank originates are generally a result of direct solicitations of real estate brokers, builders, developers, or potential borrowers via the internet. North American periodically purchases real estate loans from other financial institutions or mortgage bankers.

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

Construction and development loans—Construction and land development loans are made primarily to builders/developers, who construct properties for resale. The Bank’s requirements for a construction loan are similar to those of a mortgage on an existing residence. In addition, the borrower must submit accurate plans, specifications, and cost projections of the property to be constructed. All construction and development loans are manually underwritten using NASB’s internal underwriting standards. All construction and development loans must be approved by the CEO and either the EVP/ Chief Credit Officer or SVP/Construction Lending. Prior approval is required from the Bank’s Board of Directors for newly originated construction and development loans with a proposed balance of $2.5 million or greater. The bank has adopted internal loan-to-value limits consistent with regulations, which are 65% for raw land, 75% for land development, and 85% for residential and non-residential construction. An appraisal report performed in conformity with the Uniform Standards of Professional Appraisers Practice by an outside licensed appraiser is required on all loans in excess of $250,000. Generally, the Bank will commit to an initial term of 12 to 18 months on construction loans, and an initial term of 24 to 48 months on land acquisition and development loans, with six month renewals thereafter. Interest rates on construction loans typically adjust daily and are tied to a predetermined index. NASB’s staff regularly performs inspections of each property during its construction phase to help ensure adequate progress is achieved before making scheduled loan disbursements.

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

During the year ended September 30, 2012, the Bank renewed a number of loans within its construction and land development portfolio due to slower home and lot sales in the current economic environment. Such extensions were accounted for as Troubled Debt Restructurings (“TDRs”) if the restructuring was related to the borrower’s financial difficulty, and if the Bank made concessions that it would not otherwise consider. In order to determine whether or not a renewal should be accounted for as a TDR, management reviewed the borrower’s current financial information, including an analysis of income and liquidity in relation to debt service requirements. The large majority of these modifications did not result in a reduction in the contractual interest rate or a write-off of the principal balance (although the Bank does commonly require the borrower to make a principal reduction at renewal).

Commercial real estate loans—The Bank purchases and originates several different types of commercial real estate loans. Permanent multifamily mortgage loans on properties of 5 to 36 dwelling units have a 50% risk-weight for risk-based capital requirements if they have an initial loan-to-value ratio of not more than 80% and if their annual average occupancy rate exceeds 80%. All other performing commercial real estate loans have 100% risk-weights.

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

Installment Loans—These loans consist primarily of loans on savings accounts and consumer lines of credit that are secured by a customer’s equity in their primary residence.

Allowance for Loan Losses

The Allowance for Loan and Lease Losses (“ALLL”) recognizes the inherent risks associated with lending activities for individually identified problem assets as well as the entire homogenous and non-homogenous loan portfolios. ALLLs are established by charges to the provision for loan losses and carried as contra assets. Management analyzes the adequacy of the allowance on a quarterly basis and appropriate provisions are made to maintain the ALLLs at adequate levels. At any given time, the ALLL should be sufficient to absorb at least all estimated credit losses on outstanding balances over the next twelve months. While management uses information currently available to determine these allowances, they can fluctuate based on changes in economic conditions and changes in the information available to management. Also, regulatory agencies review the Bank’s allowances for loan loss as part of their examination, and they may require the Bank to recognize additional loss provisions, within their regulatory filings, based on the information available at the time of their examinations.

The ALLL is determined based upon two components. The first is made up of specific reserves for loans which have been deemed impaired in accordance with GAAP. The second component is made up of general reserves for loans that are not impaired. A loan becomes impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. Once a loan has been deemed impaired, the impairment must be measured by comparing the recorded investment in the loan to the present value of the estimated future cash flows discounted at the loan’s effective rate, or to the fair value of the loan based on the loan’s observable market price, or to the fair value of the collateral if the loan is collateral dependent. Prior to the quarter ended March 31, 2012, the Bank recorded a specific allowance equal to the amount of measured impairment.

In July 2011, the Office of Thrift Supervision (“OTS”) merged with and into the Office of the Comptroller of the Currency (“OCC”), and the OCC became the Bank’s primary regulator. Beginning with the quarter ended March 31, 2012, the Bank was required to file a Consolidated Report of Condition and Income (“Call Report”) instead of the previously required Thrift Financial Report (“TFR”). With the adoption of the Call Report, the Bank was required to discontinue using specific valuation allowances on loans deemed impaired. The TFR had allowed any measured impairments to be carried as specific valuation allowances, whereas the Call Report required any measured impairments that are deemed “confirmed losses” to be charged-off and netted from their respective loan balances. For impaired loans that are collateral dependent, a “confirmed loss” is generally the amount by which the loan’s recorded investment exceeds the fair value of its collateral. If a loan is considered uncollectible, the entire balance is deemed a “confirmed loss” and is fully charged-off. During the quarter ended March 31, 2012, the Bank charged-off against ALLL the aggregate “confirmed losses” that were carried as specific valuation allowances in prior periods, and netted them against their respective loan balances for reporting purposes. This change had no impact on net loans receivable as presented in the consolidated balance sheet. In addition, this change did not materially impact the analysis of ALLL, which is described in more detail in the following paragraph, as specific valuation allowances were previously considered in the determination of historical loss ratios.

Loans that are not impaired are evaluated based upon the Bank’s historical loss experience, as well as various subjective factors, to estimate potential unidentified losses within the various loan portfolios. These loans are categorized into pools based upon certain characteristics such as loan type, collateral type and repayment source. In addition to analyzing historical losses, the Bank also evaluates the following subjective factors for each loan pool to estimate future losses: changes in lending policies and procedures, changes in economic and business conditions, changes in the nature and volume of the portfolio, changes in management and other relevant staff, changes in the volume and severity of past due loans, changes in the quality of the Bank’s loan review system, changes in the value of the underlying collateral for collateral dependent loans, changes in the level of lending concentrations, and changes in other external factors such as competition and legal and regulatory requirements. Historical loss ratios are adjusted accordingly, based upon the effect that the subjective factors have in estimated future losses. These adjusted ratios are applied to the balances of the loan pools to determine the adequacy of the ALLL each quarter. For purposes of calculating historical loss ratios, specific valuation allowances established prior to March 31, 2012, are considered charge-offs during the periods in which they are established.

The Bank does not routinely obtain updated appraisals for their collateral dependent loans that are not adversely classified. However, when analyzing the adequacy of its allowance for loan losses, the Bank considers potential changes in the value of the underlying collateral for such loans as one of the subjective factors used to estimate future losses in the various loan pools.

The following table presents the balance in the allowance for loan losses for the years ended September 30, 2012, 2011 and 2010. Dollar amounts are expressed in thousands.

		Residential	Commercial
		Held For	Real	Construction &
	Residential	Sale	Estate	Development	Commercial	Installment	Total
Allowance for loan losses:
Balance at October 1, 2011	$6,663	12	13,201	41,863	7,682	845	70,266
Provision for loan losses	5,318	(16)	7,291	1,990	(4,600)	517	10,500
Losses charged off	(5,329)	0	(15,122)	(27,966)	(2,569)	(699)	(51,685)
Recoveries	289	4	1,716	703	0	36	2,748

Balance at September 30, 2012	$6,941	0	7,086	16,590	513	699	31,829

Balance at October 1, 2010	$4,427	10	6,708	19,018	1,015	1,138	32,316
Provision for loan losses	4,076	2	8,679	29,682	6,758	197	49,394
Losses charged off	(1,840)	0	(2,186)	(7,164)	(91)	(499)	(11,780)
Recoveries	0	0	0	327	0	9	336

Balance at September 30, 2011	$6,663	12	13,201	41,863	7,682	845	70,266

Balance at October 1, 2009	$3,680	0	8,936	6,272	1,123	688	20,699
Provision for loan losses	4,117	10	(505)	26,185	65	628	30,500
Losses charged off	(3,371)	0	(1,723)	(13,439)	(173)	(178)	(18,884)
Recoveries	1	0	0	0	0	0	1

Balance at September 30, 2010	$4,427	10	6,708	19,018	1,015	1,138	32,316

The following table presents the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method at September 30, 2012. Dollar amounts are expressed in thousands.

		Residential	Commercial
		Held For	Real	Construction &
	Residential	Sale	Estate	Development	Commercial	Installment	Total
Allowance for loan losses:
Ending balance of allowance for loan losses related to loans:
Individually evaluated for impairment	$975	0	7	42	0	0	1,024

Collectively evaluated for impairment	$5,966	0	7,079	16,548	513	699	30,805

Acquired with deteriorated credit quality	$0	0	0	0	0	0	0

Loans:
Balance at September 30, 2012	$332,320	163,834	319,272	89,689	17,567	7,753	930,435

Ending balance:
Loans individually evaluated for impairment	$18,440	0	24,895	42,267	0	69	85,671

Loans collectively evaluated for impairment	$310,635	163,834	294,377	47,422	17,567	7,684	841,519

Loans acquired with Deteriorated credit quality	$3,245	0	0	0	0	0	3,245

The following table presents the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method at September 30, 2011. Dollar amounts are expressed in thousands.

		Residential	Commercial
		Held For	Real	Construction &
	Residential	Sale	Estate	Development	Commercial	Installment	Total
Allowance for loan losses:
Ending balance of allowance for loan losses related to loans:
Individually evaluated for impairment	$1,498	12	4,871	28,031	4,038	640	39,090

Collectively evaluated for impairment	$5,165	0	8,330	13,832	3,644	205	31,176

Acquired with deteriorated credit quality	$0	0	0	0	0	0	0

Loans:
Balance at September 30, 2011	$330,077	115,434	405,745	162,021	80,555	9,002	1,102,834

Ending balance:
Loans individually evaluated for impairment	$11,124	12	21,653	108,355	8,714	702	150,560

Loans collectively evaluated for impairment	$316,437	115,422	384,092	53,666	71,841	8,300	949,758

Loans acquired with Deteriorated credit quality	$2,516	0	0	0	0	0	2,516

Classified Assets, Delinquencies, and Non-accrual Loans

Classified assets—In accordance with the Bank’s asset classification system, problem assets are classified with risk ratings of either “substandard,” “doubtful,” or “loss.” An asset is considered substandard if it is inadequately protected by the borrower’s ability to repay, or the value of collateral. Substandard assets include those characterized by a possibility that the institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have the same weaknesses of those classified as substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as loss are considered uncollectible and of little value. Prior to the quarter ended March 31, 2012, the Bank established a specific valuation allowance for such assets. In conjunction with the adoption of the Call Report during the quarter ended March 31, 2012, such assets are charged-off against the ALLL at the time they are deemed to be a “confirmed loss.”

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

Each quarter, management reviews the problem loans in its portfolio to determine whether changes to the asset classifications or allowances are needed. The following table presents the credit risk profile of the Company’s loan portfolio based on risk rating category as of September 30, 2012. Dollar amounts are expressed in thousands.

		Residential	Commercial
		Held For	Real	Construction &
	Residential	Sale	Estate	Development	Commercial	Installment	Total
Rating:
Pass	$283,771	163,834	256,158	14,370	1,318	7,621	727,072
Pass – Watch	11,076	0	28,439	19,054	0	0	58,569
Special Mention	4,689	0	323	0	0	0	5,012
Substandard	32,011	0	34,352	56,261	16,249	132	139,005
Doubtful	773	0	0	4	0	0	777
Loss	0	0	0	0	0	0	0

Total	$332,320	163,834	319,272	89,689	17,567	7,753	930,435

The following table presents the credit risk profile of the Company’s loan portfolio based on risk rating category as of September 30, 2011. Dollar amounts are expressed in thousands.

		Residential	Commercial
		Held For	Real	Construction &
	Residential	Sale	Estate	Development	Commercial	Installment	Total
Rating:
Pass	$312,206	115,422	351,132	28,668	48,822	8,237	864,487
Pass – Watch	2,325	0	12,864	16,187	0	0	31,376
Special Mention	1,268	0	10,810	353	23,020	31	35,482
Substandard	12,780	0	26,068	88,782	4,675	94	132,399
Doubtful	0	0	0	0	0	0	0
Loss	1,498	12	4,871	28,031	4,038	640	39,090

Total	$330,077	115,434	405,745	162,021	80,555	9,002	1,102,834

The following table presents the Company’s loan portfolio aging analysis as of September 30, 2012. Dollar amounts are expressed in thousands.

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days & Accruing
Residential	$1,727	1,439	16,430	19,596	312,724	332,320	5,183
Residential held for sale	0	0	0	0	163,834	163,834	0
Commercial real estate	217	714	6,082	7,013	312,259	319,272	0
Construction & development	567	633	5,487	6,687	83,002	89,689	1,931
Commercial	0	0	0	0	17,567	17,567	0
Installment	181	67	64	312	7,441	7,753	0

Total	$2,692	2,853	28,063	33,608	896,827	930,435	7,114

The following table presents the Company’s loan portfolio aging analysis as of September 30, 2011. Dollar amounts are expressed in thousands.

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days & Accruing
Residential	$3,678	1,875	10,407	15,960	314,117	330,077	0
Residential held for sale	0	1	1	2	115,432	115,434	0
Commercial real estate	4,013	0	5,671	9,684	396,061	405,745	0
Construction & development	0	259	17,056	17,315	144,706	162,021	0
Commercial	0	0	8,067	8,067	72,488	80,555	0
Installment	13	19	69	101	8,901	9,002	0

Total	$7,704	2,154	41,271	51,129	1,051,705	1,102,834	0

When a loan becomes 90 days past due, or when full payment of interest and principal is not expected, the Bank stops accruing interest and establishes a reserve for the interest accrued-to-date. In some instances, a loan may become 90 days past due if it has exceeded its maturity date but the Bank and borrower are still negotiating the terms of an extension agreement. In those instances, the Bank typically continues to accrue interest, provided the borrower has continued making interest payments after the maturity date and full payment of interest and principal is expected. The following table presents the Company’s nonaccrual loans at September 30. This table does not include purchased impaired loans or troubled debt restructurings that are performing. Dollar amounts are expressed in thousands.

	2012	2011
Residential	$23,147	10,407
Residential held for sale	0	1
Commercial real estate	20,952	5,671
Construction & development	30,606	17,056
Commercial	0	8,067
Installment	62	69

Total	$74,767	41,271

Gross interest income would have increased by $1.2 million, $2.8 million and $1.8 million for the years ended September 30, 2012, 2011 and 2010, respectively, if the nonaccrual loans had been performing.

During the quarter ended March 31, 2012, the Company’s nonaccrual loans increased $41.4 million. This increase resulted from management’s decision to move certain impaired collateral dependent loans secured by land development properties to nonaccrual, even though the majority of such loans were current and paying in accordance with their contractual terms. Due to the continued deterioration in the real estate markets, further declines in the value of collateral securing these loans are possible. In accordance with GAAP, such loans have been charged-down to the fair value of their underlying collateral, and therefore, the recorded investment in the loan is deemed fully collectable at September 30, 2012. Interest income is recognized on a cash-basis as payments are received.

As of September 30, 2012, $58.7 million (78.6%) of the loans classified as nonaccrual were current and paying as agreed.

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

During the quarter ended September 30, 2012, the Company modified one residential loan with a recorded investment of $408,000 prior to modification, which was deemed to be a TDR. This modification, which required a $64,000 principal pay-down, lowered the interest rate and reduced the amortization term. The loan was deemed collateral dependent, and the modification did not result in any measured impairment or specific allowances. In addition, the Company modified four residential loans with a total recorded investment of $1.1 million prior to modification, which were deemed to be TDRs. The modifications resulted in a reduction in the interest rate and a three year extension of the maturity date. Prior to modification, the loans were deemed impaired and collateral dependent. Therefore, they were being carried at the fair value of the underlying collateral and no additional impairment of specific valuation allowances were required. The Company also modified ten construction and land development loans with a recorded investment of $4.7 million prior to modification which had previously been deemed TDRs and continued to be TDRs following the current modification. These modifications were the result of extensions, typically for a six-month period, and did not result in a reduction in the contractual interest rate or a write-off of the principal balance. Such loans are considered collateral dependent and were being carried at the fair value of the underlying collateral prior to modification. In addition, the Company agreed to modify three commercial loans with a recorded investment of $9.6 million prior to modification, which were deemed to be TDRs. The modifications reduced the interest rate and extended the maturity date. The loans are considered collateral dependent, and the modifications resulted in a total measured impairment of $1.0 million, which was charged-off, based upon the fair value of the underlying collateral.

During the quarter ended June 30, 2012, the Company modified one residential loan with a recorded investment of $400,000 prior to modification, which was deemed to be a TDR. This modification, which was the result of a bankruptcy proceeding, resulted in a $269,000 reduction in the principal balance of the loan, a reduction in the interest rate, and an extension of the maturity date. The Company also modified eleven construction and land development loans with a recorded investment of $6.4 million prior to modification which had previously been deemed TDRs and continued to be TDRs following the current modification. These modifications were the result of extensions, typically for a six-month period, and did not result in a reduction in the contractual interest rate or a write-off of the principal balance. Such loans are considered collateral dependent and were being carried at the fair value of the underlying collateral prior to modification. The Company modified one commercial loan with a recorded investment of $2.6 million prior to modification, which had previously been deemed a TDR and continued to be classified as such following the current modification. The modification granted a six-month interest-only period so that the borrower could make repairs to the property. This loan is considered collateral dependent and was being carried at the fair value of the underlying collateral prior to modification. In addition, the Company modified one commercial loan with a recorded investment of $2.3 million prior to modification, which was deemed to be a TDR. The modification resulted in an increase in the loan balance of $198,000, which was applied to another loan owned by the Bank. In addition, the term was extended five years. There was no change in the contractual interest rate, and the modification did not result in any measured impairment or specific allowances. This loan is considered collateral dependent and was being carried at the fair value of the underlying collateral.

During the quarter ended March 31, 2012, the Company modified two residential loans with a recorded investment of $155,000 prior to modification, which were deemed to be TDRs. These modifications were the result of an extension of the maturity date and did not result in a reduction in the contractual interest rate or a write-off of the principal balance.

The Company also modified ten construction and land development loans with a recorded investment of $17.9 million prior to modification which had previously been deemed TDRs and continued to be TDRs following the current modification. These modifications were the result of extensions, typically for a six-month period, and did not result in a reduction in the contractual interest rate or a write-off of the principal balance. Such loans are considered collateral dependent and were being carried at the fair value of the underlying collateral prior to modification. In addition, the Company modified one commercial loan with a recorded investment of $3.0 million prior to modification, which was deemed to be a TDR. The modification extended the term three months and required the borrower to make a $1.5 million principal payment. There was no change in the contractual interest rate, and the modification did not result in any measured impairment or specific allowances.

During the quarter ended December 31, 2011, the Company modified five land development loans, with a recorded investment of $3.2 million prior to modification, which had previously been deemed TDRs and continued to be TDRs following the current modification. These modifications were the result of extensions, typically for a six-month period, and did not result in a reduction in the contractual interest rate or a write-off of the principal balance. Such loans are considered collateral dependent, and the modifications resulted in specific loss allowances of $418,000, based upon the fair value of the collateral.

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

TDRs secured by residential properties with a recorded investment of $4.0 million, TDRs secured by commercial properties with a recorded investment of $11.4 million, and TDRs secured by land development properties with a recorded investment of $2.6 million defaulted during the year ended September 30, 2012. TDRs secured by residential properties with a recorded investment of $395,000, TDRs secured by commercial properties with a recorded investment of $3.8 million, and TDRs secured by land development properties with a recorded investment of $8.9 million defaulted during the year ended September 30, 2011. Management considers the level of defaults within the various portfolios when evaluating qualitative adjustments used to determine the adequacy of the Allowance for Loan and Lease Losses.

The following table presents the recorded balance of troubled debt restructurings as of September 30. Dollar amounts are expressed in thousands.

	2012	2011
Troubled debt restructurings:
Residential	$6,156	3,868
Residential held for sale	0	0
Commercial real estate	17,384	6,250
Construction & development	39,844	71,687
Commercial	0	0
Installment	0	0

Total	$63,384	81,805

Performing troubled debt restructurings:
Residential	$593	848
Residential held for sale	0	0
Commercial real estate	3,812	6,250
Construction & development	11,521	65,505
Commercial	0	0
Installment	0	0

Total	$15,926	72,603

At September 30, 2012, the Bank had outstanding commitments of $235,000 to be advanced in connection with TDRs. At September 30, 2011, the Bank had outstanding commitments of $1.3 million to be advanced in connection with TDRs.

The following table presents impaired loans, including troubled debt restructurings, as of September 30, 2012. Dollar amounts are expressed in thousands.

		Unpaid		YTD Average	Interest
	Recorded	Principal	Specific	Investment in	Income
	Balance	Balance	Allowance	Impaired Loans	Recognized
Loans without a specific valuation allowance:
Residential	$16,849	19,394	0	18,252	776
Residential held for sale	0	0	0	0	0
Commercial real estate	21,574	30,652	0	24,961	1,796
Construction & development	40,633	45,873	0	46,820	2,658
Commercial	0	0	0	0	0
Installment	68	570	0	69	17

Loans with a specific valuation allowance:
Residential	$4,836	4,910	974	4,836	260
Residential held for sale	0	0	0	0	0
Commercial real estate	3,322	3,955	7	3,949	215
Construction & development	1,634	1,668	42	1,698	100
Commercial	0	0	0	0	0
Installment	0	0	0	0	0

Total:
Residential	$21,685	24,304	974	23,088	1,036
Residential held for sale	0	0	0	0	0
Commercial real estate	24,896	34,607	7	28,910	2,011
Construction & development	42,267	47,541	42	48,518	2,758
Commercial	0	0	0	0	0
Installment	68	570	0	69	17

The following table presents impaired loans, including troubled debt restructurings, as of September 30, 2011. Dollar amounts are expressed in thousands.

		Unpaid		YTD Average	Interest
	Recorded	Principal	Specific	Investment in	Income
	Balance	Balance	Allowance	Impaired Loans	Recognized
Loans without a specific valuation allowance:
Residential	$5,035	5,088	0	5,006	181
Residential held for sale	0	0	0	0	0
Commercial real estate	5,703	5,732	0	5,816	445
Construction & development	31,072	31,074	0	29,786	1,520
Commercial	0	0	0	0	0
Installment	0	0	0	0	0

Loans with a specific valuation allowance:
Residential	$4,591	6,188	1,498	5,299	198
Residential held for sale	0	12	12	11	0
Commercial real estate	11,079	15,985	4,871	13,525	663
Construction & development	49,252	77,322	28,031	58,272	3,413
Commercial	4,675	8,790	4,038	6,063	91
Installment	62	704	640	216	40

Total:
Residential	$9,626	11,276	1,498	10,305	379
Residential held for sale	0	12	12	11	0
Commercial real estate	16,782	21,717	4,871	19,341	1,108
Construction & development	80,324	108,396	28,031	88,058	4,933
Commercial	4,675	8,790	4,038	6,063	91
Installment	62	704	640	216	40

Although the Bank has a diversified loan portfolio, a substantial portion is secured by real estate. The following table presents information as of September 30 about the location of real estate that secures loans in the Bank’s mortgage loan portfolio. The line item “Other” includes total investments in other states of less than $10 million each. Dollar amounts are expressed in thousands.

	2012
	Residential			Construction
	1-4	5 or more	Commercial	and
State	family	family	real estate	development	Total
Missouri	$132,459	17,319	41,306	56,437	247,521
Kansas	41,320	457	15,278	46,573	103,628
Texas	21,519	5,583	41,555	0	68,657
Colorado	5,035	1,595	37,510	0	44,140
California	20,719	0	7,784	0	28,503
Florida	14,459	0	7,313	1,751	23,523
Illinois	5,069	0	11,956	3,180	20,205
Georgia	4,226	847	12,742	0	17,815
Arizona	10,242	0	4,377	2,777	17,396
North Carolina	6,967	0	9,965	0	16,932
Ohio	2,865	0	13,749	0	16,614
Indiana	2,001	0	14,397	0	16,398
Washington	5,463	0	9,007	0	14,470
Other	62,916	4,348	64,471	0	131,735

	$335,260	30,149	291,410	110,718	767,537

	2011
	Residential			Construction
	1-4	5 or more	Commercial	and
State	Family	family	real estate	development	Total
Missouri	$135,518	35,918	47,953	70,646	290,035
Kansas	40,808	5,842	34,356	102,316	183,322
Texas	19,004	6,399	46,876	0	72,279
Colorado	5,452	1,686	40,717	0	47,855
California	19,122	0	7,017	0	26,139
Arizona	9,905	478	11,367	3,896	25,646
Oklahoma	2,880	3,862	18,604	0	25,346
Florida	14,212	872	7,470	2,482	25,036
Illinois	6,504	192	11,217	2,098	20,011
North Carolina	7,698	0	11,611	0	19,309
Ohio	3,159	0	13,691	0	16,850
Indiana	2,069	0	13,847	0	15,916
Washington	5,796	0	9,504	0	15,300
Other	67,508	4,582	69,703	225	142,018

	$339,635	59,831	343,933	181,663	925,062

The Bank issues various representations and warranties and standard recourse provisions associated with the sale of loans to outside investors, which may require the Bank to repurchase a loan that defaults or has identified defects, or to indemnify the investor in the event of a material breach of contractual representations and warranties. Such provisions related to early payoff and early payment default typically expire 90 to 180 days after purchase. Repurchase obligations related to fraud or misrepresentation remain outstanding during the life of the loan. During the fiscal years ended September 30, 2012, 2011 and 2010, the Bank established reserves related to various representations and warranties that reflect management’s estimate of losses based on various factors. Such factors include estimated level of defects, historical repurchase demand, success rate in avoiding claims, and projected loss severity. Reserves are established at the time loans are sold, and updated during their estimated life. During the last seven fiscal years, the Bank sold loans with recourse totaling $9.5 billion, of which $5.7 billion and $4.7 billion remain outstanding at September 30, 2012 and 2011, respectively. It is management’s estimate that the total recourse liability associated with such loans was $5.3 million and $3.5 million at September 30, 2012 and 2011, respectively. The reserve for such losses is included in “Accrued expenses and other liabilities” in the Bank’s consolidated financial statements.

During the fiscal years ended September 30, 2012, 2011 and 2010, the Bank experienced increased losses resulting from investor charges for loans with defects, repurchased loans, and early prepayment and early default penalties. This trend accelerated during the last half of the fiscal 2009 and has continued through fiscal 2012. The Company repurchased or incurred losses on loans with balances of $9.9 million, $11.6 million, and $6.1 million during fiscal year 2012, 2011 and 2010, respectively. Total losses incurred on these loans were $290,000, $1.4 million and $754,000 during fiscal year 2012, 2011 and 2010, respectively. Repurchased loans are recorded at fair value and evaluated for impairment in accordance with GAAP.

The following table presents the activity in the reserve related to representations and warranties for the year ended September 30. Dollar amounts are expressed in thousands.

	2012	2011	2010
Balance at beginning of year	$3,535	2,157	1,063
Additions to reserve	2,022	2,754	1,848
Losses and penalties incurred	(290)	(1,376)	(754)

Balance at end of year	$5,267	3,535	2,157

The increase in repurchase loans and settlement losses related primarily to weak economic conditions, as investors made increased demands associated with the higher level of loans in default. The Bank has had some success in avoiding claims. During fiscal 2012, the Bank successfully cleared twenty-nine out of seventy-one, or forty-one percent, of the repurchase requests that it received. During fiscal 2011, the Bank successfully cleared eighteen out of sixty, or thirty percent, of the repurchase and make whole requests that it received. This success rate is one indicator of future losses, but it is affected by various factors such as the type of claim and the investor making the claim. To the extent that economic conditions, particularly the housing market, do not recover, it is management’s opinion that the Bank will continue to have increased loss severity on repurchased loans, resulting in further additions to the reserve. However, the Bank began to tighten underwriting standards in mid 2008, so it expects a lower level of repurchase requests for loans originated thereafter. At September 30, 2012, the Bank was in the process of negotiating a global settlement with one investor, which would release the Bank from further liability for all known and unknown claims, subject to certain exceptions for fraud committed by Bank employees. Management believes that the current reserve is adequate to cover the expected settlement amount.

(7) FORECLOSED ASSETS HELD FOR SALE

The following table presents real estate owned and other repossessed property as of September 30. Dollar amounts are expressed in thousands.

	2012	2011
Real estate acquired through (or by deed in lieu of) foreclosure	$17,040	27,232
Less: allowance for losses	0	(10,295)

Total	$17,040	16,937

Foreclosed assets held for sale are initially recorded at fair value as of the date of foreclosure less any estimated selling costs (the “new basis”) and are subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. When foreclosed assets are acquired, any excess of the loan balance over the new basis of the foreclosed asset is charged to the allowance for loan losses. Subsequent adjustments for estimated losses are charged to operations when the fair value declines to an amount less than the carrying value. Costs and expenses related to major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. Applicable gains and losses on the sale of real estate owned are realized when the asset is disposed of, depending on the adequacy of the down payment and other requirements.

With the adoption of the Call Report during the quarter ended March 31, 2012, the Bank was required to begin following regulatory guidance related to the Call Report requirements. One such requirement resulted in a change in the treatment of specific loss reserves for foreclosed assets held for sale. Previous Thrift Financial Report guidance allowed banks to reduce an asset’s carrying value through a specific allowance when the fair value declined to an amount less than its carrying value. Call Report guidance requires that the carrying value of foreclosed assets held for sale be written down to fair value through a charge to earnings. During the quarter ended March 31, 2012, the Bank charged-off the previously established specific allowances on such assets of $9.4 million. This change had no impact on net foreclosed assets held for sale as presented in the consolidated balance sheet.

The allowance for losses on real estate owned includes the following activity for the years ended September 30. Dollar amounts are expressed in thousands.

	2012	2011	2010
Balance at beginning of year	$10,295	2,327	0
Provision for loss	4,265	11,383	2,649
Charge-offs	(14,715)	(3,982)	(1,060)
Recoveries	155	567	738

Balance at end of year	$0	10,295	2,327

In addition to the provision for loss noted above, the Company incurred net expenses of $1.7 million, $1.9 million, and $2.0 million related to foreclosed assets held for sale during the fiscal years ended September 30, 2012, 2011 and 2010, respectively.

(8) PREMISES AND EQUIPMENT

The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

	2012	2011
Land	$4,308	4,308
Buildings and improvements	12,954	12,726
Furniture, fixtures and equipment	15,456	13,127

	32,718	30,161
Accumulated depreciation	(17,446)	(15,727)

Total	$15,272	14,434

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended September 30, 2012, 2011, and 2010, were approximately $866,000, $704,000, and $552,000, respectively.

Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.

Fiscal year ended September 30,	Amount
2013	$823
2014	802
2015	793
2016	723
2017	723
Thereafter	121

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

As a result of this analysis, the Company determined that its investment in Central Platte was materially impaired and recorded an impairment charge of $2.0 million ($1.2 million, net of tax) during the year ended September 30, 2010. During the quarter ended March 31, 2012, list prices of fully-developed lots in Central Platte’s residential development were reduced. The Company incorporated these lower prices into its internal valuation model, which resulted in an additional impairment charge of $200,000 during the quarter ended March 31, 2012. No other events have occurred during fiscal 2012 that would indicate any additional impairment of the Company’s investment in Central Platte.

The following table displays the results derived from the Company’s internal valuation model at September 30, 2012, and the carrying value of its investment in Central Platte at September 30, 2012. Dollar amounts are expressed in thousands.

Method 1	$14,955
Method 2	15,510
Method 3	17,655

Average of methods 1, 2, and 3	$16,040

Carrying value of investment in Central Platte Holdings, LLC	$15,858

The Company’s investment in NBH consists of a 50% ownership interest in an entity that holds raw land, which is currently zoned as agricultural. The general managers intend to rezone this property for commercial and/or residential development. The raw land was purchased in 2002. The Company accounts for its investment in NBH under the equity method. Due to the overall economic conditions surrounding real estate, the Company evaluated its investment for impairment in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. Potential impairment was measured based on liquidation or appraised values determined by an independent third party appraisal. As a result of this analysis, the Company determined that its investment in NBH was materially impaired and recorded an impairment charge of $1.1 million ($693,000, net of tax) during the year ended September 30, 2010. The results of this analysis as of September 30, 2012, did not indicate any additional impairment of the Company’s investment in NBH. The carrying value of the Company’s investment in NBH was $1.4 million at September 30, 2012.

(10) CUSTOMER AND BROKERED DEPOSIT ACCOUNTS

Customer and brokered deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.

	2012		2011
	Amount	%	Amount	%
Demand deposit accounts	$91,190	10	95,071	12
Savings accounts	126,174	14	137,174	17
Money market demand accounts	78,407	9	33,214	4
Certificate accounts	575,175	65	519,222	64
Brokered accounts	21,367	2	24,994	3

	$892,313	100	809,675	100

Weighted average interest rate	0.82%		1.27%

The aggregate amount of certificate accounts in excess of $100,000 was approximately $213.2 million and $147.9 million as of September 30, 2012 and 2011, respectively.

At September 30, 2012, the Bank had certificate accounts in the amount of $36.5 million which were acquired through a deposit listing service.

The following table presents contractual maturities of certificate accounts as of September 30, 2012. Dollar amounts are expressed in thousands.

	Maturing during the fiscal year ended September 30,
	2013	2014	2015	2016	2017	2018 and after	Total
Certificate accounts	$483,734	54,475	22,171	6,388	6,389	2,018	575,175
Brokered accounts	21,367	0	0	0	0	0	21,367

Total	$505,101	54,475	22,171	6,388	6,389	2,018	596,542

The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

	2012	2011	2010
Savings accounts	$658	746	690
Money market demand and demand deposit accounts	525	291	320
Certificate and brokered accounts	7,968	14,184	16,466

	$9,151	15,221	17,476

(11) ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the FHLB are secured by all stock held in the FHLB, mortgage-backed securities and first mortgage loans with aggregate unpaid principal balances equal to approximately 150% of outstanding advances not secured by FHLB stock. The following table provides a summary of advances by year of maturity as of September 30. Dollar amounts are expressed in thousands.

	2012		2011
		Weighted		Weighted
		average		average
Year ending September 30,	Amount	rate	Amount	rate
2012	$0	0%	$147,000	0.57%
2013	27,000	1.45%	25,000	1.54%
2014	0	0%	0	0%
2015	50,000	1.83%	50,000	1.83%
2016	25,000	1.57%	25,000	1.57%
2017	25,000	1.53%	0	0%

	$127,000	1.64%	$247,000	1.03%

The Bank’s advances have a fixed interest rate and require monthly interest payments, with a single principal payment due at maturity. At September 30, 2012 and 2011, the Bank had no advances that were callable at the option of the Federal Home Loan Bank.

(12) SUBORDINATED DEBENTURES

On December 13, 2006, the Company, through its wholly owned statutory trust, NASB Preferred Trust I (the “Trust”), issued $25 million of pooled Trust Preferred Securities. The Trust used the proceeds from the offering to purchase a like amount of the Company’s subordinated debentures. The debentures, which have a variable rate of 1.65% over the 3-month LIBOR and a 30-year term, are the sole assets of the Trust. In exchange for the capital contributions made to the Trust by the Company upon formation, the Company owns all the common securities of the Trust.

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

On July 11, 2012, the Company notified security holders that it was exercising its right to defer the payment of interest on its Trust Preferred Securities for a period of up to five years.

(13) INCOME TAXES

The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:

	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.1	3.0	3.2
Other, net	0.4	0.5	(6.5)

	38.5%	38.5%	31.7%

Deferred income tax expense (benefit) results from temporary differences in the recognition of income and expense for tax purposes and financial statement purposes. The following table lists these temporary differences and their related tax effect for the years ended September 30. Dollar amounts are expressed in thousands.

	2012	2011	2010
Deferred loan fees and costs	$(28)	3	(11)
Accrued interest receivable	410	(522)	21
Tax depreciation vs. book depreciation	97	132	124
Basis difference on investments	(5)	2	(10)
Loan loss reserves	(237)	(1,661)	(6,332)
Mark-to-market adjustment	935	149	460
Mortgage servicing rights	0	(64)	(21)
Impairment loss on investment in LLCs	(74)	0	(1,207)
Accrued expenses	(845)	(1,732)	(135)
Other	(114)	(40)	(62)

	$139	(3,733)	(7,173)

The tax effect of significant temporary differences representing deferred tax assets and liabilities are presented in the following table. Dollar amounts are expressed in thousands.

	2012	2011
Deferred income tax assets:
Loan loss reserves	$16,220	15,983
Accrued interest receivable	552	962
Accrued expenses	2,878	2,033
Unrealized loss on securities available for sale	0	464
Impairment loss on LLCs	1,281	1,207

	20,931	20,649

Deferred income tax liabilities:
Basis difference on investments	(7)	(12)
Deferred loan fees and costs	(394)	(422)
Unrealized gain on securities available for sale	(1,420)	0
Mark-to-market adjustment	(1,569)	(634)
Book depreciation in excess of tax depreciation	(193)	(96)
Other	(149)	(264)

	(3,732)	(1,428)

Net deferred tax asset	$17,199	19,221

The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits within income tax expense in the consolidated statements of income.

The Company’s federal and state income tax returns for fiscal years 2009 through 2011 remain subject to examination by the Internal Revenue Service and various state jurisdictions, based on the statute of limitations.

(14) STOCKHOLDERS’ EQUITY

The Company did not pay any cash dividends to its stockholders during the years ended September 30, 2012 and 2011. In accordance with the April 2010 supervisory agreement, which is described more fully in Footnote 25, the Company is restricted from the payment of dividends or other capital distributions during the period of the agreement without prior written consent from its primary regulator.

During fiscal 2010, the Company paid quarterly cash dividends on common stock of $0.225 per share on November 27, 2009, and February 26, 2010.

During fiscal 2012, 2011 and 2010, the Company did not repurchase any shares of its own stock.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank’s primary regulatory agency requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1, total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes that, as of September 30, 2012, the Bank meets all capital adequacy requirements, to which it is subject.

On May 22, 2012, the Board of Directors of the Bank agreed to a Consent Order with the OCC, which is described more fully in Footnote 25, Regulatory Agreements. Among other items, the Consent Order requires that the Bank maintain a Tier 1 leverage capital ratio equal to or greater than 10% and a risk-based capital ratio equal to or greater than 13%. As of September 30, 2012, the Bank’s actual Tier 1 leverage capital and total risk-based capital ratios were 14.1% and 18.2%, respectively. The existence of individual minimum capital requirements means that the Bank may not be deemed well capitalized.

The following tables summarize the relationship between the Bank’s capital and regulatory requirements. Dollar amounts are expressed in thousands.

	September 30,
	2012	2011
GAAP capital (Bank only)	$175,352	153,502
Adjustment for regulatory capital:
Intangible assets	(2,371)	(2,471)
Reverse the effect of SFAS No. 115	(2,269)	741

Tangible capital	170,712	151,772
Qualifying intangible assets	0	0

Tier 1 capital (core capital)	170,712	151,772
Qualifying valuation allowance	12,814	13,768

Risk-based capital	$183,526	165,540

	As of September 30, 2012
	Actual		Minimum Required For Capital Adequacy		Minimum Required To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk based capital to risk-weighted assets $	183,526	18.2%	80,565	>8%	100,707	>10%
Tier 1 capital to adjusted tangible assets	170,712	14.1%	48,581	>4%	60,726	>5%
Tangible capital to tangible assets	170,712	14.1%	18,218	>1.5%	—	—
Tier 1 capital to risk-weighted assets	170,712	17.0%	—	—	60,424	>6%

	As of September 30, 2011
	Actual		Minimum Required For Capital Adequacy		Minimum Required To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk based capital to risk-weighted assets $	165,540	15.3%	86,721	>8%	108,402	>10%
Tier 1 capital to adjusted tangible assets	151,772	12.3%	49,253	>4%	61,567	>5%
Tangible capital to tangible assets	151,772	12.3%	18,470	>1.5%	—	—
Tier 1 capital to risk-weighted assets	151,772	14.0%	—	—	65,041	>6%

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

The Bank’s contributions to the Plan amounted to $645,000, $523,000, and $583,000 for the years ended September 30, 2012, 2011, and 2010, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of operations.

(17) STOCK OPTION PLAN

On January 27, 2004, the Company’s stockholders approved an equity stock option plan through which options to purchase up to 250,000 shares of common stock may be granted to officers and employees of the Company. Options may be granted over a period of ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant.

The following table summarizes Option Plan activity during fiscal years 2012, 2011, and 2010.

	Number of shares	Weighted avg. exercise price per share	Range of exercise price per share
Options outstanding at October 1, 2009	62,038	$36.56	$30.33-42.53
Forfeited	(12,500)	42.17	42.17

Options outstanding at September 30, 2010	49,538	35.15	30.33-42.53
Forfeited	0	0	0

Options outstanding at September 30, 2011	49,538	35.15	30.33-42.53
Forfeited	(2,000)	37.54	32.91-42.17

Options outstanding at September 30, 2012	47,538	$35.05	$30.33-42.53

The weighted average remaining contractual life of options outstanding at September 30, 2012, 2011, and 2010, were 3.8 years, 4.8 years and 5.8 years, respectively.

The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2012.

	Number of shares	Weighted average exercise price
Expiring on:
July 27, 2014	3,000	$35.50
November 30, 2014	500	39.79
August 1, 2015	9,000	42.17
August 4, 2015	500	42.53
July 21, 2016	14,500	32.91
November 29, 2016	6,000	39.33
July 24, 2017	14,038	30.33

	47,538	$35.05

All of the options outstanding at September 30, 2012, are currently exercisable in accordance with the vesting schedules outlined in each stock option agreement.

The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2012.

	Options Outstanding			Options Exercisable
Range of exercise prices	Number	Weighted avg. remaining contractual life	Weighted avg. exercise price	Number	Weighted avg. exercise price
$ 35.50	3,000	1.8 years	$35.50	3,000	$35.50
39.79	500	2.2 years	39.79	500	39.79
42.17-42.53	9,500	2.8 years	42.18	9,500	42.18
32.91	14,500	3.8 years	32.91	14,500	32.91
39.33	6,000	4.2 years	39.33	6,000	39.33
30.33	14,038	4.8 years	30.33	14,038	30.33

	47,538			47,538

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

The following table presents financial information from the Company’s operating segments for the years ended September 30, 2012, 2011, and 2009. Dollar amounts are expressed in thousands.

		Mortgage	Other and
Year ended September 30, 2012	Banking	Banking	Eliminations	Consolidated
Net interest income	$50,015	0	(536)	49,479
Provision for loan losses	10,500	0	0	10,500
Other income	(419)	55,631	(1,917)	53,295
General and administrative expenses	26,114	37,445	(732)	62,827
Income tax expense (benefit)	4,998	7,002	(663)	11,337

Net income (loss)	$7,984	11,184	(1,058)	18,110

Total assets	$1,218,998	1,623	20,205	1,240,826

		Mortgage	Other and
Year ended September 30, 2011	Banking	Banking	Eliminations	Consolidated
Net interest income	$52,634	0	(468)	52,166
Provision for loan losses	49,326	0	68	49,394
Other income	(8,878)	34,736	(1,384)	24,474
General and administrative expenses	23,263	31,124	(689)	53,698
Income tax expense (benefit)	(11,101)	1,391	(474)	(10,184)

Net income (loss)	$(17,732)	2,221	(757)	(16,268)

Total assets	$1,231,109	1,496	20,979	1,253,584

		Mortgage	Other and
Year ended September 30, 2010	Banking	Banking	Eliminations	Consolidated
Net interest income	$54,310	0	(462)	53,848
Provision for loan losses	30,500	0	0	30,500
Other income	5,532	42,444	(4,396)	43,580
General and administrative expenses	24,345	33,838	(516)	57,667
Income tax expense (benefit)	1,349	3,313	(1,724)	2,938

Net income (loss)	$3,648	5,293	(2,618)	6,323

Total assets	$1,413,199	1,192	19,805	1,434,196

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

As of September 30, 2012, the Bank had outstanding commitments to originate $361.5 million of fixed rate residential first mortgage loans and $47.1 million of adjustable rate residential first mortgage loans. Such residential mortgage loan commitments have an approximate average committed rate of 3.4% and approximate average fees and discounts of 0.1%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. As of September 30, 2012, the Bank had outstanding commitments related to stand-by letters of credit of $794,000.

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

At September 30, 2012 and 2011, the Bank had commitments to sell loans of approximately $405.2 million and $231.3 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank’s loans receivable held for sale would be exposed to market fluctuations. Management does not expect any other party to default on its obligations and, therefore, does not expect to incur any costs due to such possible default.

(20) LEGAL CONTINGENCIES

Various legal claims arise from time to time within the normal course of business which, in the opinion of management, are not expected to have a material effect on the Company’s consolidated financial statements.

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

The Company’s construction and development loan portfolio includes loans that are in excess of supervisory loan-to-value limits. As of September 30, 2012 and 2011, 14.0% and 25.0% of this portfolio was made up of such loans, respectively.

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

The difference between the aggregate fair value and the aggregate unpaid principal balance of these loans was $3.8 million and $2.5 million at September 30, 2012 and 2011, respectively. Interest income on loans held for sale is included in interest on loans receivable in the accompanying statements of income.

(23) DERIVATIVE INSTRUMENTS

The Company has commitments outstanding to extend credit that have not closed prior to the end of the period. As the Company enters into commitments to originate loans, it also enters into commitments to sell the loans in the secondary market on a “best-efforts” basis. Such commitments to originate loans held for sale are considered derivative instruments in accordance with GAAP, which requires the Company to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As a result of marking to market commitments to originate loans, the Company recorded an increase in other assets of $1.3 million, a decrease in other liabilities of $382,000, and an increase in other income of $1.7 million for the year ended September 30, 2012. The Company recorded a decrease in other assets of $923,000, an increase in other liabilities of $263,000, and a decrease in other income of $1.2 million for the year ended September 30, 2011.

Additionally, the Company has commitments to sell loans that have closed prior to the end of the period. Due to the mark to market adjustment on commitments to sell loans held for sale, the Company recorded an increase in other assets of $571,000, a decrease in other liabilities of $162,000, and an increase in other income of $733,000 during the year ended September 30, 2012. The Company recorded an increase in other assets of $720,000, a decrease in other liabilities of $848,000, and an increase in other income of $1.6 million during the year ended September 30, 2011.

The balance of derivative instruments related to commitments to originate and sell loans at September 30, 2012 and 2011, is disclosed in Footnote 24, Fair Value Measurements.

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

Available for sale securities

Securities available for sale consist of corporate debt, trust preferred, U. S. government sponsored agency, and municipal securities. Such securities are valued using market prices in an active market, if available. This measurement is classified as Level 1 within the hierarchy. Less frequently traded securities are valued using industry standard models which utilize various assumptions such as historical prices of the same or similar securities, and observation of market prices of securities of the same issuer, market prices of same-sector issuers, and fixed income indexes. Substantially all of these assumptions are observable in the marketplace or can be derived from observable data. These measurements are classified as Level 2 within the hierarchy.

At September 30, 2011, mortgage-backed securities available for sale, which consist of agency pass-through and participation certificates issued by GNMA, FNMA, and FHLMC, were valued by using broker dealer quotes for similar assets in markets that are not active. Although the Company did not validate these quotes, they were reviewed by management for reasonableness in relation to current market conditions. Additionally, they were obtained from experienced brokers who had an established relationship with the Bank and deal regularly with these types of securities. The Company did not make any adjustment to the quotes received from broker dealers. These measurements are classified as Level 2. At September 30, 2012, mortgage-backed securities available for sale were valued by using industry standard models which utilize various inputs and assumptions such as historical prices of benchmark securities, prepayment estimates, loan type, and year of origination. Substantially all of these assumptions are observable in the marketplace or can be derived from observable data. These measurements are classified as Level 2 within the hierarchy.

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

Commitments to Originate Loans and Forward Sales Commitments

Commitments to originate loans and forward sales commitments are valued using a valuation model which considers differences between current market interest rates and committed rates. The model also includes assumptions, which estimate fall-out percentages, for commitments to originate loans, and average lives. Fall-out percentages, which range from ten to forty percent, are estimated based upon the difference between current market rates and committed rates. Average lives are based upon estimates for similar types of loans. These measurements use significant unobservable inputs and are classified as Level 3 within the hierarchy.

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall at September 30, 2012 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Securities, available for sale
U. S. government agency securities	$153,166	142,359	10,807	0
Corporate debt securities	61,018	0	61,018	0
Municipal securities	6	0	6	0
Mortgage-backed securities, available for sale
Pass through certificates guaranteed by GNMA – fixed rate	81	0	81	0
Pass through certificates guaranteed by FNMA – adjustable rate	152	0	152	0
FHLMC participation certificates:
Fixed rate	190	0	190	0
Adjustable rate	131	0	131	0
Loans held for sale	163,834	0	163,834	0
Commitments to originate loans	2,559	0	0	2,559
Forward sales commitments	2,194	0	0	2,194

Total assets	$383,331	142,359	236,219	4,753

Liabilities:
Commitments to originate loans	$512	0	0	512
Forward sales commitments	133	0	0	133

Total liabilities	$645	0	0	645

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall at September 30, 2011 (in thousands):

		Quoted Prices in	Significant	Significant
		Active Markets for	Other	Unobservable
	Fair	Identical Assets	Observable	Inputs
	Value	(Level 1)	Inputs (Level 2)	(Level 3)
Assets:
Securities, available for sale
Corporate debt securities	$46,912	46,912	0	0
Trust preferred securities	25,196	25,196	0	0
Municipal securities	17	17	0	0
Mortgage-backed securities, available for sale
Pass through certificates guaranteed by GNMA – fixed rate	89	0	89	0
Pass through certificates guaranteed by FNMA – adjustable rate	180	0	180	0
FHLMC participation certificates:
Fixed rate	293	0	293	0
Adjustable rate	153	0	153	0
Loans held for sale	115,434	0	115,434	0
Commitments to originate loans	1,254	0	0	1,254
Forward sales commitments	1,623	0	0	1,623

Total assets	$191,151	72,125	116,149	2,877

Liabilities:
Commitments to originate loans	$894	0	0	894
Forward sales commitments	295	0	0	295

Total liabilities	$1,189	0	0	1,189

The following table is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying balance sheet using significant unobservable (Level 3) inputs (in thousands):

	Mortgage	Commitments
	Servicing	to Originate	Forward Sales
	Rights	Loans	Commitments
Balance at October 1, 2010	$263	1,547	(240)
Total realized and unrealized gains (losses):
Included in net income	(263)	(1,187)	1,568

Balance at September 30, 2011	$0	360	1,328
Total realized and unrealized gains:
Included in net income	0	1,687	733

Balance at September 30, 2012	$0	2,047	2,061

Realized and unrealized gains and losses noted in the table above and included in net income for the year ended September 30, 2012, are reported in the consolidated statements of operations as follows (in thousands):

	Loan	Impairment Recovery
	Servicing	on Mortgage	Other
	Fees	Servicing Rights	Income
Total gains (losses)	$0	0	2,420

Changes in unrealized gains (losses) relating to assets still held at the balance sheet date	$0	0	0

Realized and unrealized gains and losses noted in the table above and included in net income for the year ended September 30, 2011, are reported in the consolidated statements of operations as follows (in thousands):

	Loan	Impairment Recovery
	Servicing	on Mortgage	Other
	Fees	Servicing Rights	Income
Total gains (losses)	$(330)	67	381

Changes in unrealized gains (losses) relating to assets still held at the balance sheet date	$0	0	0

The following is a summary of valuation techniques utilized by the Company for its significant financial assets and liabilities measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy:

Impaired loans

Loans for which it is probable that the Company will not collect principal and interest due according to contractual terms are measured for impairment. If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and other internal assessments of value. Appraisals are obtained when an impaired loan is deemed to be collateral dependent and at least annually thereafter. Fair value is generally the appraised value less estimated selling costs and may be discounted further if management believes any other factors or events have affected the fair value. Impaired loans are classified within Level 3 of the fair value hierarchy.

The carrying value of impaired loans that were re-measured during the years ended September 30, 2012 and 2011, was $72.5 million and $107.3 million, respectively.

Foreclosed Assets Held For Sale

Foreclosed assets held for sale are initially recorded at fair value as of the date of foreclosure less any estimated selling costs (the “new basis”) and are subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. Fair value is estimated through current appraisals, broker price opinions, or listing prices. Appraisals are obtained when the real estate is acquired and at least annually thereafter. Foreclosed assets held for sale are classified within Level 3 of the fair value hierarchy.

The carrying value of foreclosed assets held for sale was $17.0 million and $16.9 million at September 30, 2012 and 2011, respectively. During fiscal 2012, charge-offs and increases in specific reserves related to foreclosed assets held for sale that were re-measured during the period totaled $3.9 million. During fiscal 2011, charge-offs and increases in specific reserves related to foreclosed assets held for sale that were re-measured during the period totaled $9.7 million.

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

During the quarter ended March 31, 2012, list prices of fully-developed lots at the LLC’s residential development were reduced. The Company incorporated these lower prices into its internal valuation model, which resulted in an additional $200,000 impairment charge. No other events have occurred during fiscal 2012 that would indicate any additional impairment of the Company’s investment in LLCs.

The carrying value of the Company’s investment in LLCs was $17.2 million and $17.7 million at September 30, 2012 and 2011, respectively

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value:

Cash and cash equivalents

The carrying amount reported in the consolidated balance sheets is a reasonable estimate of fair value.

Securities and mortgage-backed securities held to maturity

Securities that trade in an active market are valued using market prices, if available. At September 30, 2011, securities that do not trade in an active market were valued using quotes from broker-dealers that reflected estimated offer prices. At September 30, 2012, such securities, which consist of collateralized mortgage obligations, were valued by using industry standard models which utilize various inputs and assumptions such as historical prices of similar securities, estimated delinquencies, defaults, and loss severity.

Stock in Federal Home Loan Bank (“FHLB”)

The carrying value of stock in Federal Home Loan Bank approximates its fair value.

Loans receivable held for investment

Fair values are computed for each loan category using market spreads to treasury securities with similar maturities and management’s estimates of prepayments.

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

The following table presents estimated fair values of the Company’s financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2012 (in thousands):

		Fair Value Measurements Using
		Quoted Prices in	Significant	Significant
		Active Markets for	Other	Unobservable
	Carrying	Identical Assets	Observable	Inputs
	Value	(Level 1)	Inputs (Level 2)	(Level 3)
Financial Assets:
Cash and cash equivalents	$8,716	8,716	0	0
Stock in Federal Home Loan Bank	7,073	0	7,073	0
Mortgage-backed securities held to maturity	25,921	0	26,117	0
Loans receivable held for investment	734,772	0	0	763,017

Financial Liabilities:
Customer deposit accounts	870,946	0	0	872,160
Brokered deposit accounts	21,367	0	0	21,365
Advances from FHLB	127,000	0	0	130,393
Subordinated debentures	25,774	0	0	9,021

The following table presents estimated fair values of the Company’s financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2011 (in thousands):

		Fair Value Measurements Using
		Quoted Prices in	Significant	Significant
		Active Markets for	Other	Unobservable
	Carrying	Identical Assets	Observable	Inputs
	Value	(Level 1)	Inputs (Level 2)	(Level 3)
Financial Assets:
Cash and cash equivalents	$5,030	5,030	0	0
Stock in Federal Home Loan Bank	13,551	0	13,551	0
Mortgage-backed securities held to maturity	39,146	0	39,031	0
Loans receivable held for investment	917,134	0	0	922,191

Financial Liabilities:
Customer deposit accounts	784,681	0	0	788,751
Brokered deposit accounts	24,994	0	0	25,002
Advances from FHLB	247,000	0	0	249,456
Subordinated debentures	25,774	0	0	10,000

The following tables present the carrying values and fair values of the Company’s unrecognized financial instruments. Dollar amounts are expressed in thousands.

	September 30, 2012		September 30, 2011
	Contract or	Estimated	Contract or	Estimated
	notional	unrealized	notional	unrealized
	amount	gain (loss)	amount	gain
Unrecognized financial instruments:
Lending commitments – fixed rate, net	$2,446	11	$7,879	14
Lending commitments – floating rate	926	9	0	0
Commitments to sell loans	0	0	0	0

The fair value estimates presented are based on pertinent information available to management as of September 30, 2012 and 2011. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.

(25) REGULATORY AGREEMENTS

On April 30, 2010, the Board of Directors of North American Savings Bank, F.S.B. (the “Bank”), a wholly owned subsidiary of the Company, entered into a Supervisory Agreement with the Office of Thrift Supervision (“OTS”), the Bank’s primary regulator at that time. The agreement required, among other things, that the Bank revise its policies regarding internal asset review, obtain an independent assessment of its allowance for loan and lease losses methodology and conduct an independent third-party review of a portion of its commercial and construction loan portfolios. The agreement also directed the Bank to provide a plan to reduce its classified assets and its reliance on brokered deposits, and restricted the payment of dividends or other capital distributions by the Bank during the period of the agreement. The agreement did not direct the Bank to raise capital, make management or board changes, revise any loan policies or restrict lending growth.

On April 30, 2010, the Company’s Board of Directors entered into an agreement with the OTS, the Company’s primary regulator at that time. The agreement restricted the payment of dividends or other capital distributions by the Company and restricted the Company’s ability to incur, issue or renew any debt during the period of the agreement.

The Bank’s Supervisory Agreement and the Company’s agreement with the OTS were assigned to their new primary regulators, the Office of the Comptroller of the Currency (“OCC”) and Board of Governors of the Federal Reserve System (“Federal Reserve Board” or “FRB”), respectively, on July 21, 2011.

On May 22, 2012, the Board of Directors of the Bank agreed to a Consent Order with the OCC. This Consent Order replaces and terminates the previous Supervisory Agreement. The Consent Order requires that the Bank establish various plans and programs to improve its asset quality and to ensure the adequacy of allowances for loan and lease losses. It requires the Bank to obtain an independent third-party review of its non-homogenous loan portfolios and to enhance its credit administration systems. Among other items, it also requires a written capital maintenance plan to ensure that the Bank’s Tier 1 leverage capital and total risk-based capital ratios remain equal to or greater than 10% and 13%, respectively. As of September 30, 2012, the Bank’s actual Tier 1 leverage capital and total risk-based capital ratios were 14.1% and 18.2%, respectively. The Consent Order does not direct the Bank to raise capital, make management or board changes, or restrict lending.

On November 29, 2012 the Company’s Board of Directors entered into a formal written agreement with the Federal Reserve Bank of Kansas City, which replaces and terminates the Company’s previous agreement with the OTS. The agreement with FRB restricts the payment of dividends or other capital distributions by the Company, restricts the Company’s ability to incur, increase, or guarantee any debt, and restricts the Company’s ability to purchase or redeem any of its stock. In addition, the agreement restricts the Company and its wholly-owned statutory trust, NASB Preferred Trust I, from making distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities.

(26) PARENT COMPANY FINANCIAL INFORMATION

NASB Financial, Inc.

Balance Sheets

	September 30,	September 30,
	2012	2011
	(Dollars in thousands)
ASSETS
Cash and cash equivalents	$1,567	1,755
Investment in subsidiary	175,352	153,501
Investment in LLCs	17,222	17,674
Investment in NASB Trust Preferred I	774	774
Income taxes receivable	1,752	1,422
Other assets	835	1,108

	$197,502	176,234

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Subordinated debentures	$25,774	25,774
Accrued interest payable	225	82

Total liabilities	25,999	25,856

Stockholders’ equity
Common stock	1,479	1,479
Additional paid-in capital	16,657	16,652
Retained earnings	189,516	171,406
Treasury stock	(38,418)	(38,418)
Accumulated other comprehensive income (loss)	2,269	(741)

Total stockholders’ equity	171,503	150,378

	$197,502	176,234

NASB Financial, Inc.

Statements of Operations

	Years Ended September 30,
	2012	2011	2010
	(Dollars in thousands)
Income:
Income (loss) from subsidiary	$18,835	(15,801)	8,659
Interest and dividend income	0	26	42
Provision for loan losses	0	(68)	0
Gain on sale of real estate	25	37	70
Impairment loss on investment in LLCs	(200)	0	(3,126)
Loss from investment in LLCs	(257)	(126)	(128)

Total income (loss)	18,403	(15,932)	5,517

Expenses:
Interest on subordinated debentures	536	494	504
Professional fees	155	75	87
Other expense	55	60	65

Total expenses	746	629	656

Income (loss) before income tax expense	17,657	(16,561)	4,861
Income tax benefit	(453)	(293)	(1,462)

Net income (loss)	$18,110	(16,268)	6,323

NASB Financial, Inc.

Statements of Cash Flows

	Years ended September 30,
	2012	2011	2010
	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$18,110	(16,268)	6,323
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for loan losses	0	68	0
Gain on sale of real estate	(25)	(37)	(70)
Loss from investment in LLCs	257	126	128
Impairment loss on investment in LLCs	200	0	3,126
Equity in undistributed earnings of subsidiary	(18,835)	15,801	(4,659)
Change in income taxes receivable	(330)	(40)	(1,278)
Change in accrued interest payable	143	(11)	0
Other	297	(537)	(161)

Net cash provided by (used in) operating activities	(183)	(898)	3,409

Cash flows from investing activities:
Principal repayments of loans receivable	0	630	26
Investment in LLC	(5)	(1)	(7)

Net cash provided by (used in) investing activities	(5)	629	19

Cash flows from financing activities:
Cash dividends paid	0	0	(3,540)
Change in escrows	0	(36)	0

Net cash used in financing activities	0	(36)	(3,540)

Net decrease in cash and cash equivalents	(188)	(305)	(112)

Cash and cash equivalents at beginning of period	1,755	2,060	2,172

Cash and cash equivalents at end of period	$1,567	1,755	2,060

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

NASB Financial, Inc.

Grandview, Missouri

We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. (the “Company”) as of September 30, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NASB Financial, Inc. as of September 30, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NASB Financial, Inc.’s internal control over financial reporting as of September 30, 2012 based on criteria established in, Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 14, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Kansas City, Missouri

December 14, 2012

Summary of Unaudited Quarterly Operating Results

The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands, except per share data.

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$17,362	15,235	14,750	14,272	61,619
Interest expense	3,243	3,138	3,034	2,725	12,140

Net interest income	14,119	12,097	11,716	11,547	49,479
Provision for loan losses	2,500	5,000	3,000	—	10,500

Net interest income after provision for loan losses	11,619	7,097	8,716	11,547	38,979
Other income	10,549	8,289	15,561	18,896	53,295
General and administrative expenses	14,137	14,771	16,063	17,856	62,827

Income before income tax expense	8,031	615	8,214	12,587	29,447
Income tax expense	3,092	240	3,159	4,846	11,337

Net income	$4,939	375	5,055	7,741	18,110

Earnings per share—basic	$0.63	0.05	0.64	0.98	2.30

Average shares outstanding	7,868	7,868	7,868	7,868	7,868

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$19,250	17,989	18,057	17,413	72,709
Interest expense	6,210	5,294	4,881	4,158	20,543

Net interest income	13,040	12,695	13,176	13,255	52,166
Provision for loan losses	10,526	38,800	68	—	49,394

Net interest income after provision for loan losses	2,514	(26,105)	13,108	13,255	2,772
Other income	9,086	(1,753)	6,385	10,756	24,474
General and administrative expenses	16,535	11,991	12,356	12,816	53,698

Income before income tax expense	(4,935)	(39,849)	7,137	11,195	(26,452)
Income tax expense	(1,900)	(15,342)	2,748	4,310	(10,184)

Net income	$(3,035)	(24,507)	4,389	6,885	(16,268)

Earnings per share—basic	$(0.39)	(3.11)	0.56	0.87	(2.07)

Average shares outstanding	7,868	7,868	7,868	7,868	7,868

Board of Directors of NASB Financial, Inc. and North American Savings Bank, F.S.B.

David H. Hancock Chairman Chief Executive Officer NASB Financial, Inc. and North American Savings Bank	Frederick V. Arbanas Retired Jackson County Legislature	Linda S. Hancock Linda Smith Hancock Interiors Kansas City, Missouri

Keith B. Cox President NASB Financial, Inc. and North American Savings Bank	Barrett Brady Retired	W. Russell Welsh Chairman & CEO Polsinelli Shughart PC Kansas City, Missouri

Paul L. Thomas Vice President NASB Financial, Inc. Executive Vice President and Chief Credit Officer North American Savings Bank	Laura Brady President Chief Executive Officer Medical Positioning, Inc. Kansas City, Missouri

Officers of NASB Financial, Inc.

David H. Hancock Chairman Chief Executive Officer	Shauna Olson Corporate Secretary	Wade Hall Vice President	Bruce Thielen Vice President

Keith B. Cox President	Mike Anderson Vice President	John M. Nesselrode Vice President	Paul L. Thomas Vice President

Rhonda Nyhus Vice President and Treasurer	Derek Bridges Vice President	Dena Sanders Vice President

Officers of North American Savings Bank, F.S.B.

David H. Hancock Chairman Chief Executive Officer	John M. Nesselrode Senior Vice President Chief Investment Officer	Cathleen Gwin Vice President Residential Lending	Dan Morton Vice President Information Technology

Keith B. Cox President	Dena Sanders Senior Vice President Retail Banking	Scott Haase Vice President Residential Lending	Dan Reynoldson Vice President Residential Lending

Paul L. Thomas Executive Vice President Chief Credit Officer	Bruce Thielen Senior Vice President Residential Lending	Jeff Jackson Vice President Information Technology	Christine Schaben Vice President Human Resources

Rhonda Nyhus Senior Vice President Chief Financial Officer	Michael Braman Vice President Loan Servicing	Karen Jacobson Vice President Branch Operations	Rick Speciale Vice President Internal Audit

Shauna Olson Corporate Secretary	Phil Craven Vice President Internal Asset Review	Christine King Vice President Compliance	Ron Stafford Vice President Residential Lending

Mike Anderson Senior Vice President Construction Lending	Sherrie Eimer Vice President Compliance	Lisa Lillard Vice President Information Technology	Drake Vidrine Vice President Construction Lending

Derek Bridges Senior Vice President Chief Regulatory Officer	Jesseka Endecott Vice President Financial Reporting	Marquise Mansaw Vice President Residential Lending	Lori West Vice President Loan Servicing

Wade Hall Senior Vice President Commercial Lending	Bill Evans Vice President Controller	Luke Miller Vice President Internal Asset Review	Donna Williams Vice President Construction Lending

Branch Offices

Headquarters Grandview, Missouri 12498 South 71 Highway	Harrisonville, Missouri 2002 East Mechanic	Residential Lending 903 East 104th Street Building C, Suite 400 Kansas City, Missouri	Construction Lending 12520 South 71 Highway Grandview, Missouri

Lee’s Summit, Missouri 646 North 291 Highway	St. Joseph, Missouri 920 North Belt	789 NE Rice Road Lee’s Summit, Missouri	Loan Administration 12520 South 71 Highway Grandview, Missouri

Excelsior Springs, Missouri 1001 North Jesse James Road	Independence, Missouri 11400 East 23rd Street	4350 S National, Suite A100 Springfield, Missouri

Kansas City, Missouri 8501 North Oak Trafficway and 7012 NW Barry Road	Platte City, Missouri 2707 NW Prairie View Road

Investor Information

Annual Meeting of Stockholders:

The Annual Meeting of Stockholders will be held on Monday, January 28, 2013, at 8:30 a.m. in the lobby of North American Savings Bank, 12498 South 71 Highway, Grandview, Missouri.

Annual Report on 10-K:

Copies of NASB Financial, Inc. Form 10-K Report to the Securities and Exchange Commission are available without charge upon written request to Keith B. Cox, President, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030.

Transfer Agent:

Registrar and Transfer Co., 10 Commerce Drive, Cranford, New Jersey 07016, (800) 368-5948, www.rtco.com

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

Independent Registered Public Accounting Firm:

BKD LLP, 1201 Walnut, Suite 1700, Kansas City, Missouri 64106

Shareholder and Financial Information:

Contact Keith B. Cox, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030, (816) 765-2200.

Common Stock Prices and Dividends

At September 30, 2012, stockholders held 7,867,614 outstanding shares of NASB Financial, Inc. common stock, held by approximately 1,100 record holders. The Company paid cash dividends of $0.225 per share in November 2009 and February 2010. Since that date, no dividends have been declared or paid by the Company.

The table below reflects the Company’s high and low bid prices. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

	Fiscal 2012		Fiscal 2011
Quarter ended	High	Low	High	Low
December 31	$11.44	9.45	18.82	12.95
March 31	14.75	10.43	17.78	12.93
June 30	19.44	14.05	16.66	9.58
September 30	24.85	18.01	10.57	9.25

Stockholder Return Performance Presentation

The line graph below compares the cumulative total stockholder return on the Company’s common stock to the cumulative total return total return of a broad index of the NASDAQ Capital Market and the NASDAQ Financial Index for the period from September 30, 2007 to September 30, 2012. The information presented below assumes $100 invested on September 30, 2007 in the Company’s common stock and in each of the indices, and assumes the reinvestment of all dividends. Historical stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE RETURN*

Among NASB Financial, Inc., the NASDAQ Composite Index, and the NASDAQ Financial Index

* $100 invested on 9/30/07 in stock or index, including reinvestment of dividends.

Fiscal year ending September 30.

	9/07	9/08	9/09	9/10	9/11	9/12
NASB Financial, Inc.	100.00	93.67	78.72	50.54	30.60	75.86
NASDAQ Composite	100.00	69.59	74.90	84.99	86.87	110.79
NASDAQ Financial	100.00	74.11	58.76	60.05	52.72	71.08