Form 10-K, Exhibit 13
period 2013-09-30
NASB FINANCIAL INC
filed 2013-12-16
CIK 1059131

Exhibit 13

NASB Financial, Inc.

December 13, 2013

Dear Shareholder:

Fiscal 2013 Results:

The twelve months ended September 30, 2013, was a very successful period for your company. Net income for the fiscal year was $27.6 million, a 52.6% increase from the previous year. Without the after-tax impact of negative loan loss provisions, we achieved a very satisfactory return on assets of 1.8%. Return on equity of 12.0% was challenged by our 17.1% capital ratio.

These results enabled us to increase our book value per share by 14.0%, to $24.85. Since 1990, our compounded annual return is 17.7%.

Fiscal 2014 and Beyond:

NASB faces multiple challenges as we attempt to continue the successes we have enjoyed over the past two years. While your management would like to take a bow for the large gains produced by our residential mortgage business, the truth is that the historically low interest rates created by various government programs to stimulate our economy were a huge contributor to our success. Our mortgage managers positioned us to take advantage of this environment, and are to be commended for their achievements.

Interest rates have increased somewhat, and although still relatively low, the rise has had the predicted negative impact on mortgage volumes. All lenders are attempting to take advantage of increased housing activity, and while we expect to get our share of this purchase mortgage business, it’s not as easy or as profitable as when there was a huge urgency by a large portion of qualified borrowers to refinance their mortgages to the historically low rates. NASB ranked among the top 100 lenders nationally in 2013; we still expect to be among that group in 2014, but in a smaller volume industry.

A second obstacle we face is the competition for loans on commercial properties. This has always been a large revenue source for NASB, but we have been unwilling to satisfy borrowers’ demands for long-term fixed rates. I believe this is a good choice for our potential customers who wish to lock in these very low rates for extended periods, but NASB has elected to limit the durations to which we would be obligated to fund over the next ten to twenty years. A consequence of this reluctance is that in a period when we have considerable excess capital and can borrow at very attractive rates, our commercial real estate loan portfolio decreased by 16.4% during the past year. We intend to maintain “duration discipline” in the coming year.

I have had the pleasure of serving as NASB’s Chairman and CEO since 1990. In May, Paul Thomas succeeded to my position as CEO. Paul has served in various capacities at NASB for the past twenty years, and our board has complete confidence that he will continue our successes.

As we enter 2014 with more capital, more experience, and greater market knowledge than in any previous year, I am confident that we will continue to ably serve our shareholders. Thank you for your continued support.

Sincerely,

David H. Hancock

Board Chairman

NASB Financial, Inc.

2013 Annual Report

Contents

1	Letter to Shareholders
2	Contents and Financial Highlights
3	Selected Consolidated Financial and Other Data
4-17	Management’s Discussion and Analysis of Financial Condition and Results of Operations
18-65	Consolidated Financial Statements
66	Report of Independent Registered Public Accounting Firm
67	Summary of Unaudited Quarterly Operating Results and Listing of Directors
68	Listing of Officers
69	Listing of Branch Offices, Investor Information, and Common Stock Prices and Dividends
70	Stockholder Return Performance Presentation

Financial Highlights

	2013	2012	2011	2010	2000	1990
	(Dollars in thousands, except per share data)
For the year ended September 30:
Net interest income	$42,693	49,479	52,166	53,848	35,838	7,983
Net interest spread	3.78%	4.31%	4.28%	3.73%	3.71%	1.99%
Other income	$62,735	53,295	24,474	43,580	9,409	2,774
General and administrative expenses	70,107	62,827	53,698	57,667	20,120	8,169
Net income (loss)	27,627	18,110	(16,268)	6,323	14,721	(369)
Basic earnings per share	3.51	2.30	(2.07)	0.80	1.66	(0.18)
Cash dividends paid	—	—	—	3,540	3,370	—
Dividend payout ratio	—	—	—	55.99%	22.89%	—

At year end:
Assets	$1,144,155	1,240,826	1,253,584	1,434,196	984,525	388,477
Loans, net	764,409	898,606	1,032,568	1,220,886	914,012	180,348
Investment securities	296,203	240,665	111,986	76,511	20,451	179,599
Customer and brokered deposit accounts	748,193	892,313	809,675	933,453	621,665	333,634
Stockholders’ equity	195,517	171,503	150,378	167,762	83,661	16,772
Book value per share	24.85	21.80	19.11	21.32	9.84	1.83
Basic shares outstanding (in thousands)	7,868	7,868	7,868	7,868	8,500	9,148

Other Financial Data:
Return on average assets	2.32%	1.45%	(1.21)%	0.42%	1.63%	(0.20)%
Return on average equity	15.05%	11.25%	(10.23)%	3.78%	18.12%	(2.50)%
Stockholders’ equity to assets	17.09%	13.82%	12.00%	11.70%	8.50%	4.30%
Average shares outstanding (in thousands)	7,868	7,868	7,868	7,868	8,863	8,116

Selected year end information:
Stock price per share: Bid	$27.43	24.85	10.00	15.90	14.50	1.03
Ask	27.88	24.99	10.07	16.79	15.50	1.13

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

SUMMARY STATEMENT OF OPERATIONS	2013	2012	2011	2010	2009
Interest income	$50,569	61,619	72,709	83,216	89,825
Interest expense	7,876	12,140	20,543	29,368	42,420

Net interest income	42,693	49,479	52,166	53,848	47,405
Provision for loan losses	(9,600)	10,500	49,394	30,500	11,250

Net interest income after provision for loan losses	52,293	38,979	2,772	23,348	36,155
Other income	62,735	53,295	24,474	43,580	40,494
General and administrative expenses	70,107	62,827	53,698	57,667	46,716

Income (loss) before income tax expense	44,921	29,447	(26,452)	9,261	29,933
Income tax expense (benefit)	17,294	11,337	(10,184)	2,938	11,224

Net income (loss)	$27,627	18,110	(16,268)	6,323	18,709

Earnings (loss) per share:
Basic	$3.51	2.30	(2.07)	0.80	2.38
Diluted	3.51	2.30	(2.07)	0.80	2.38

Average shares outstanding (in thousands)	7,868	7,868	7,868	7,868	7,868

SUMMARY BALANCE SHEET	2013	2012	2011	2010	2009
Assets:
Bank deposits	$3,477	5,656	995	9,669	60,771
Stock in Federal Home Loan Bank	7,679	7,073	13,551	15,873	26,640
Securities	296,203	240,665	111,986	76,511	80,618
Loans receivable held for sale, net	69,079	163,834	115,434	179,845	81,367
Loans receivable held for investment, net	695,330	734,772	917,134	1,041,041	1,238,995
Non-interest earning assets	72,387	88,826	94,484	111,257	71,171

Total assets	$1,144,155	1,240,826	1,253,584	1,434,196	1,559,562

Liabilities:
Customer & brokered deposit accounts	$748,193	892,313	809,675	933,453	904,625
Advances from Federal Home Loan Bank	155,000	127,000	247,000	286,000	441,026
Subordinated debentures	25,774	25,774	25,774	25,774	25,774
Non-interest costing liabilities	19,671	24,236	20,757	21,207	21,749

Total liabilities	948,638	1,069,323	1,103,206	1,266,434	1,393,174
Stockholders’ equity	195,517	171,503	150,378	167,762	166,388

Total liabilities and stockholders’ equity	$1,144,155	1,240,826	1,253,584	1,434,196	1,559,562

Book value per share	$24.85	21.80	19.11	21.32	21.15

OTHER DATA	2013	2012	2011	2010	2009
Loans serviced for others	$24,393	27,346	65,484	60,637	93,350
Number of full service branches	9	9	9	9	9
Number of employees (full-time equivalents)	463	425	384	398	367
Basic shares outstanding (in thousands)	7,868	7,868	7,868	7,868	7,868

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

These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. The following factors, as well as those discussed under Item 1A. “Risk Factors” in our Annual Report on Form 10-K, among others, could cause our financial performance to differ materially from the plans, objectives, goals, expectations, anticipations, estimates and intentions expressed in the forward-looking statements:

•	the strength of the U.S. economy in general and the strength of the local economies in which we conduct operations;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	the effects of, and changes in, foreign and governmental policy; inflation, interest rate, market and monetary fluctuations;

•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services;

•	the willingness of users to substitute competitors’ products and services for our products and services;

•	our success in gaining regulatory approval of our products, services and branching locations, when required;

•	the impact of changes in financial services’ laws and regulations, including laws concerning taxes, banking, securities and insurance;

•	technological changes;

•	acquisitions and dispositions;

•	changes in consumer spending and saving habits;

•	our success at managing the risks involved in our business; and

•	changes in the fair value or economic value of, impairments of, and risks associated with the Bank’s investments in real estate owned, mortgage backed securities and other assets.

This list of important factors is not all-inclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

Financial Condition

Total assets as of September 30, 2013, were $1,144.2 million, a decrease of $96.7 million from the prior year-end. Average interest-earning assets decreased $23.2 million from the prior year to $1,102.4 million.

As the Bank originates loans each month, management evaluates the existing market conditions to determine which loans will be held in the Bank’s portfolio and which loans will be sold in the secondary market. Residential mortgage loans sold in the secondary market are sold with servicing released or converted into mortgage-backed securities (“MBS”) and sold with the servicing retained by the Bank. At the time of each loan commitment, a decision is made to either hold the loan for investment, hold it for sale with servicing retained, or hold it for sale with servicing released. Management monitors market conditions to decide whether loans should be held in the portfolio or sold and if sold, which method of sale is appropriate. During the year ended September 30, 2013, the Bank originated and purchased $1,820.8 million in mortgage loans held for sale, $178.2 million in mortgage loans held for investment, and $2.1 million in other loans. This total of $2,001.1 million in loan originations was an increase of $61.3 million over the prior fiscal year.

Loans held for sale as of September 30, 2013, were $69.1 million, a decrease of $94.8 million from September 30, 2012. This portfolio consisted entirely of residential mortgage loans originated by the Company’s mortgage banking division that will be sold with servicing released. The Company has elected to carry loans held for sale at fair value, as permitted under Generally Accepted Accounting Principles (“GAAP”).

The balance of total loans held for investment at September 30, 2013, was $715.7 million, a decrease of $50.9 million from September 30, 2012. During fiscal 2013, total originations and purchases of mortgage loans and other loans held for investment were $180.3 million. At September 30, 2013, the gross balance of loans secured by residential properties was $365.2 million, compared to $331.3 million at September 30, 2012. The gross balance of loans secured by business properties was $268.6 million at September 30, 2013, compared to $321.6 million as of the previous year-end. The gross balance of construction and development loans was $91.5 million at September 30, 2013, a decrease from $110.7 million at September 30, 2012. The weighted average rate earned on loans held for investment as of September 30, 2013, was 5.29%, a decrease from 5.78% at September 30, 2012.

Investment securities were $252.7 million as of September 30, 2013, an increase of $38.5 million from September 30, 2012. During fiscal year 2013, the Bank purchased securities of $88.4 million. There were no sales of securities available for sale during the year ended September 30, 2013. The Bank purchased securities during fiscal 2013, primarily U.S. government sponsored agency securities, to increase its level of highly liquid assets. The weighted average rate earned on investment securities as of September 30, 2013, was 1.85%, an increase from 1.60% at September 30, 2012.

Mortgage-backed securities were $43.5 million as of September 30, 2013, an increase of $17.0 million from the prior year end. During fiscal 2013, the Bank purchased mortgage-backed securities held to maturity of $33.8 million and sold $10.8 million of such securities following a significant deterioration in the issuer’s creditworthiness. The Company did not purchase or sell any mortgage-backed securities available for sale during the year. The weighted average rate earned on mortgage-backed securities as of September 30, 2013, was 3.56%, a decrease from 4.50% at September 30, 2012.

The Company’s investment in LLCs was $16.5 million at September 30, 2013, a decrease of $723,000 from September 30, 2012. The Company holds partnership interests in two limited liability companies, Central Platte Holdings, LLC (“Central Platte”) and NBH, LLC, which are both accounted for using the equity method. The primary business of Central Platte is to develop residential lots in the Seven Bridges residential subdivision in Platte City, Missouri, for sale to area home builders. Activity in the Seven Bridges subdivision improved during fiscal 2013, as Central Platte sold 35 lots, compared to 12 lot sales in fiscal 2012 and 3 lot sales in fiscal 2011. The primary business of NBH is to hold raw ground for future sale to commercial developers. During fiscal 2012, the Company recorded a $200,000 impairment charge related to its investment in Central Platte after list prices of fully-developed lots in the Seven Bridges subdivision were reduced. Management evaluates these investments for impairment each quarter; however, there were no events during fiscal 2013 that would indicate any additional impairment to the Company’s investment in either Central Platte or NBH, LLC, which were $15.1 million and $1.4 million, respectively, at September 30, 2013.

The following graphs summarize the Company’s total assets as of September 30, 2013 and 2012:

Total liabilities were $948.6 million at September 30, 2013, a decrease of $120.7 million from the previous year. Average interest-costing liabilities during fiscal year 2013 were $976.6 million, a decrease of $66.6 million from fiscal 2012.

Total customer deposit accounts at September 30, 2013, were $748.2 million, a decrease of $122.8 million from the prior year-end. The total change in customer deposits was comprised of increases of $38.4 million in savings accounts, $28.9 million in money market demand accounts, and $12.2 million in demand deposit accounts. These increases were offset by a decrease of $202.3 million in certificates of deposit. The Company held no brokered deposits at September 30, 2013, a decrease of $21.4 million from September 30, 2012. The average interest rate on customer and brokered deposits at September 30, 2013, was 0.50%, a decrease of 32 basis points from the prior year-end. The average balance of customer and brokered deposits during fiscal 2013 was $822.2 million, a decrease of $34.7 million from fiscal 2012.

Advances from the FHLB were $155.0 million at September 30, 2013, an increase of $28.0 million from the prior fiscal year-end. During fiscal year 2013, the Bank borrowed $80.0 million of new advances and made $52.0 million of repayments. Management continues to use FHLB advances as a primary funding source to provide operating liquidity and to fund the origination of mortgage loans.

Subordinated debentures were $25.8 million as of September 30, 2013. Such debentures resulted from the issuance of pooled Trust Preferred Securities through the Company’s wholly owned statutory trust, NASB Preferred Trust I during fiscal 2007. The Trust used the proceeds from the offering to purchase a like amount of the Company’s subordinated debentures. The debentures, which have a variable rate of 1.65% over the 3-month LIBOR and a 30-year term, are the sole assets of the Trust. The debentures are callable, in whole or in part.

Total stockholders’ equity as of September 30, 2013, was $195.5 million (17.1% of total assets). This compares to $171.5 million (13.8% of total assets) at September 30, 2012. On a per share basis, stockholders’ equity was $24.85 on September 30, 2013, compared to $21.80 on September 30, 2012.

The Company did not pay any cash dividends to its stockholders during the year ended September 30, 2013. In accordance with an agreement, which is described more fully in Footnote 25, Regulatory Agreements, the Company is restricted from the payment of dividends or other capital distributions during the period of the agreement without prior written consent from its primary regulator.

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

During fiscal year 2013, average interest-earning assets exceeded average interest-costing liabilities by $125.8 million, which was 10.7% of average total assets. In fiscal year 2012, average interest-earning assets exceeded average interest-costing liabilities by $82.4 million, which was 6.8% of average total assets.

The net interest spread (earning yield less costing rate) for the fiscal year ended September 30, 2013, was 3.78%, a decrease of 53 basis points from the prior year. The net interest spread for the fiscal year ended September 30, 2012, was 4.31%, an increase of 3 basis points from the prior year.

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

				As of 9/30/13 Yield/ Rate				As of				As of
	Fiscal 2013				Fiscal 2012			9/30/12 Yield/ Rate	Fiscal 2011			9/30/11 Yield/ Rate
	Average Balance	Interest	Yield/ Rate		Average Balance	Interest	Yield/ Rate		Average Balance	Interest	Yield/ Rate
Interest-earning assets:
Loans receivable	$812,452	45,681	5.62%	5.19%	$954,304	56,896	5.96%	5.36%	$1,070,569	66,445	6.21%	5.91%
Mortgage-backed securities	21,824	605	2.77%	3.56%	33,455	1,723	5.15%	4.50%	44,098	2,281	5.17%	4.72%
Investments	252,101	4,260	1.69%	1.85%	120,612	2,987	2.48%	1.60%	67,624	3,975	5.88%	4.87%
Bank deposits	15,993	23	0.14%	0.05%	17,208	13	0.08%	0.01%	11,081	8	0.07%	0.01%

Total earning assets	1,102,370	50,569	4.59%	4.31%	1,125,579	61,619	5.47%	4.61%	1,193,372	72,709	6.09%	5.79%

Non-earning assets	76,054				91,936				109,262

Total	$1,178,424				$1,217,515				$1,302,634

Interest-costing liabilities:
Customer checking and savings deposit accounts	$336,386	1,440	0.43%	0.33%	$269,166	1,283	0.48%	0.42%	$209,737	1,052	0.50%	0.44%
Customer and brokered certificates of deposit	485,764	3,907	0.80%	0.68%	587,659	7,868	1.34%	1.02%	674,655	14,169	2.10%	1.67%
FHLB advances	129,082	2,007	1.55%	1.16%	161,314	2,453	1.52%	1.64%	222,551	4,828	2.17%	1.03%
Subordinated debentures	25,000	504	2.02%	1.92%	25,000	536	2.14%	2.10%	25,000	494	1.98%	1.90%
Other borrowings	356	18	5.06%	5.00%	—	—	—%	—%	—	—	—%	—%

Total costing liabilities	976,588	7,876	0.81%	0.65%	1,043,139	12,140	1.16%	0.95%	1,131,943	20,543	1.81%	1.23%

Non-costing liabilities	16,062				14,871				14,903
Stockholders’ equity	185,774				159,505				155,788

Total	$1,178,424				$1,217,515				$1,302,634

Net earnings balance	$125,782				$82,440				$61,429

Earning yield less costing rate			3.78%	3.66%			4.31%	3.66%			4.28%	4.56%

Avg. interest-earning assets	$1,102,370				$1,125,579				$1,193,372

Net interest		42,693				49,479				52,166

Net yield spread on avg. interest-earning assets			3.87%				4.40%				4.37%

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

	Year ended September 30, 2013 compared to year ended September 30, 2012
	Rate	Volume	Rate/ Volume	Total
Components of interest income:
Loans receivable	$(3,245)	(8,454)	484	(11,215)
Mortgage-backed securities	(796)	(599)	277	(1,118)
Investments	(953)	3,261	(1,035)	1,273
Bank deposits	10	(1)	1	10

Net change in interest income	(4,984)	(5,793)	(273)	(11,050)

Components of interest expense:
Customer and brokered deposit accounts	(3,599)	(371)	166	(3,804)
FHLB advances	48	(490)	(4)	(446)
Subordinated debentures	(30)	—	(2)	(32)
Other borrowings	—	—	18	18

Net change in interest expense	(3,581)	(861)	178	(4,264)

Decrease in net interest income	$(1,403)	(4,932)	(451)	(6,786)

	Year ended September 30, 2012 compared to year ended September 30, 2011
	Rate	Volume	Rate/ Volume	Total
Components of interest income:
Loans receivable	$(2,676)	(7,220)	347	(9,549)
Mortgage-backed securities	(9)	(550)	1	(558)
Investments	(2,299)	3,116	(1,805)	(988)
Bank deposits	1	4	—	5

Net change in interest income	(4,983)	(4,650)	(1,457)	(11,090)

Components of interest expense:
Customer and brokered deposit accounts	(5,749)	(474)	153	(6,070)
FHLB advances	(1,447)	(1,329)	401	(2,375)
Subordinated debentures	40	—	2	42

Net change in interest expense	(7,156)	(1,803)	556	(8,403)

Increase (decrease) in net interest income	$2,173	(2,847)	(2,013)	(2,687)

Comparison of Years Ended September 30, 2013 and 2012

For the fiscal year ended September 30, 2013, the Company had net income of $27.6 million, or $3.51 per share, compared to a net income of $18.1 million, or $2.30 per share in the prior year.

Total interest income for the year ended September 30, 2013, was $50.6 million, a decrease of $11.1 million from fiscal year 2012. The average yield on interest-earning assets decreased during fiscal 2013 to 4.59% from 5.47% during fiscal 2012, which resulted in a decrease in interest income of $5.0 million. The average balance of interest-earning assets decreased from $1,125.6 million during fiscal 2012 to $1,102.4 million during fiscal 2013, resulting in a decrease in interest income of $5.8 million.

Interest income on loans decreased $11.2 million to $45.7 million in fiscal 2013, compared to $56.9 million during fiscal 2012. A decrease of $8.5 million resulted from a $141.9 million decrease in the average balance of loans outstanding from the prior year. Additionally, a decrease of $3.2 million resulted from a 34 basis point decrease in the average yield on loans outstanding during the fiscal year. The weighted average rate on loans receivable at September 30, 2013, was 5.19%, a 17 basis point decrease from September 30, 2012. Interest income on mortgage-backed securities decreased $1.1 million to $605,000 in fiscal 2013, compared to $1.7 million during fiscal 2012. A decrease of $796,000 resulted from a 238 basis point decrease in the average yield on mortgage-backed securities during the fiscal year. Additionally, a decrease of $599,000 resulted from an $11.6 million decrease in the average balance of such securities over the prior year. These decreases in interest income were partially offset by a $1.3 million increase in interest and dividend income on investment securities, which was $4.3 million in fiscal 2013, compared to $3.0 million during fiscal 2012. An increase of $3.3 million, which resulted from a $131.5 million increase in the average balance of investment securities over the prior year, was partially offset by a $953,000 decrease resulting from a 79 basis point decrease in the average yield on such securities during the fiscal year.

Total interest expense during the year ended September 30, 2013, decreased $4.3 million from the prior year. Specifically, interest on customer and brokered deposit accounts decreased $3.8 million during fiscal 2013, resulting from a $34.7 million decrease in the average balance and a 42 basis point decrease in the average rate paid on such interest-costing liabilities. Interest on FHLB advances decreased $446,000 resulting primarily from a $32.2 million decrease in the average balance of FHLB advances from the prior year. Management continues to use FHLB advances as a primary source of short-term financing.

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

The provision for losses on loans was $(9.6) million during the year ended September 30, 2013, compared to $10.5 million during fiscal 2012. The allowance for loan losses was $20.4 million or 2.85% of the total loan portfolio held for investment and approximately 64% of total nonaccrual loans as of September 30, 2013. This compares with an allowance for loan losses of $31.8 million or 4.15% of the total loan portfolio held for investment and approximately 43% of the total nonaccrual loans as of September 30, 2012.

The negative provision for loan loss recorded during fiscal 2013 was based upon the Bank’s ALLL methodology, which contains both qualitative and quantitative factors. Specifically, activity during the fiscal year reflected in quantitative factors included the following:

•	The Bank’s portfolio of loans held to maturity decreased $50.9 million during fiscal 2013, to $715.7 million. The Bank’s commercial real estate and construction and land development portfolios, which historically have experienced higher credit losses than the Bank’s other portfolios, declined $81.4 million from the prior year.

•	The level of criticized loans (those classified as special mention, substandard, or doubtful) decreased $72.4 million during the fiscal year. Of this decline, $55.5 million related to loans within the Bank’s commercial real estate and construction and land development portfolios.

•	The Bank’s loss experience during the current fiscal year was much better than the previous three years. During the year ended September 30, 2013, the Bank recorded net charge-offs of $1.8 million.

•	The level of nonperforming loans decreased $43.1 million during fiscal 2013. Similar to the decrease in gross loan balances, this decline consisted almost entirely of loans within the Bank’s commercial real estate and construction and land development portfolios.

In addition to the quantitative factors noted above, management observed the following qualitative factors when determining the appropriate level of the Bank’s ALLL at September 30, 2013:

•	The housing market in the Kansas City metropolitan area, where the Bank’s construction and land development lending is concentrated, has shown renewed strength during the period. New building permits issued during the first nine months of the 2013 calendar year were at their highest level since 2008.

•	During the fiscal year, an independent third party review was completed, which included approximately 80% of the loans within the Bank’s commercial real estate and construction and land development portfolios. This review resulted in no loan classification discrepancies, validating the effectiveness of the Bank’s internal asset review process.

Management believes that the allowance for losses on loans and real estate owned is adequate as of September 30, 2013. The provision can fluctuate based on changes in economic conditions, changes in the level of classified assets, changes in the amount of loan charge-offs and recoveries, or changes in other information available to management. The process for determining the amount of the ALLL includes various assumptions and subjective judgments about the collectability of the loan portfolio, including the creditworthiness of our borrowers and the value of real estate and other assets that serve as loan collateral. In determining the appropriate amount of the ALLL, management relies on loan quality reviews, past experience, an evaluation of economic conditions, and asset valuations and appraisals, among other factors.

With regard to loan portfolio concentrations at September 30, 2013, loans secured by business properties made up 37% of the Bank’s total loans receivable held for investment, and 32% of the allowance for loan losses was allocated to such loans. This compares to 42% of total loans receivable and 22% of the allowance at September 30, 2012. At September 30, 2013, loans secured by residential properties made up 52% percent of the Bank’s total loans receivable held for investment, and 42% of the allowance for loan losses was allocated to such loans. This compares to 43% of total loans receivable and 22% of the allowance at September 30, 2012. At September 30, 2013, construction and development loans made up 8% of the Bank’s total loans receivable held for investment, and 24% percent of the allowance for loan losses was allocated to such loans. This compares to 12% of total loans receivable and 52% of the allowance at September 30, 2012.

Other income for fiscal year 2013 was $62.7 million, an increase of $9.4 million from the amount earned in fiscal year 2012. Specifically, gain on sale of loans held for sale increased $13.4 million from the prior year due to increased mortgage banking volume and spreads. Provision for loss on real estate owned decreased $3.3 million due to fewer declines in the fair value of properties within the Bank’s portfolio of foreclosed assets held for sale during fiscal 2013. Gain (loss) on sale of securities held to maturity increased $289,000 as compared to the same period in the prior year, due primarily to the sales of two mortgage-backed securities held to maturity during fiscal 2013, after it was determined that there was a significant deterioration in the issuer’s creditworthiness. Gain (loss) on sale of securities available for sale increased $343,000 as compared to the prior year, due to the fact that there were no sales of such securities during fiscal 2013. In addition, the Company recorded a $200,000 impairment charge related to its investment in Central Platte Holdings, LLC during fiscal 2012, resulting from a decrease in the sales price of fully-developed lots in Central Platte’s residential development. These fiscal 2013 increases were partially offset by a $7.5 million decrease in other income from the prior year, due primarily to a $5.5 million decrease in the effect of recording the net fair value of certain loan-related commitments in accordance with GAAP, a $1.4 million decrease in gains on the sale of real estate owned, and a decrease in loan prepayment penalties. In addition, customer service fees and charges decreased $470,000 during fiscal 2013, primarily due to decreases in fee income related to the origination of residential mortgage loans and overdraft service charges.

Total general and administrative expenses for fiscal 2013, were $70.1 million, an increase of $7.3 million from the prior year. Specifically, compensation and fringe benefits increased $3.6 million from the prior year due primarily to the addition of personnel in the Company’s residential lending, internal asset review, compliance, information technology, and loan servicing departments. Commission-based mortgage banking compensation increased $1.6 million due to an increase in residential mortgage loan origination volume from fiscal 2012. Advertising and business promotion expense increased $712,000 from the prior year due primarily to an increase in advertising costs related to the mortgage banking operation. Premises and equipment expense increased $459,000 in fiscal 2013, due to the addition of office space leased for the Company’s mortgage banking and information technology staff and increased costs associated with both hardware and software related to the Bank’s various information systems. Federal deposit insurance premiums increased $356,000, due primarily to an increase in premium rates from the prior year. In addition, other expenses increased $569,000 primarily due to costs related to the increase in residential origination volume and costs incurred to move the Bank’s disaster recovery site during fiscal 2013.

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

With regard to loan portfolio concentrations at September 30, 2012, loans secured by business properties made up 42% of the Bank’s total loans receivable held for investment, and 22% of the allowance for loan losses was allocated to such loans. This compares to 41% of total loans receivable and 19% of the allowance at September 30, 2011. At September 30, 2012, loans secured by residential properties made up 43% percent of the Bank’s total loans receivable held for investment, and 22% of the allowance for loan losses was allocated to such loans. This compares to 33% of total loans receivable and 10% of the allowance at September 30, 2011. At September 30, 2012, construction and development loans made up 12% of the Bank’s total loans receivable held for investment, and 52% percent of the allowance for loan losses was allocated to such loans. This compares to 16% of total loans receivable and 60% of the allowance at September 30, 2011.

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

Quantitative and Qualitative Disclosure About Market Risk

Management recognizes that there are certain market risk factors present in the structure of the Bank’s financial assets and liabilities. Since the Bank does not have material amounts of derivative positions, equity securities, or foreign currency positions, other than its mortgage banking activities, interest rate risk (“IRR”) is the primary market risk that is inherent in the Bank’s portfolio.

The objective of the Bank’s IRR management process is to maximize net interest income over a range of possible interest rate paths. The monitoring of interest rate sensitivity on both the interest-earning assets and the interest-costing liabilities are key to effectively managing IRR. Management maintains an IRR policy, which outlines a methodology for monitoring interest rate risk. The Board of Directors reviews this policy and approves changes on an annual basis. The IRR policy also identifies the duties of the Bank’s Asset/Liability Committee (“ALCO”). Among other things, the ALCO is responsible for assessing and mitigating the Bank’s liquidity risk, monitoring anticipated weekly cash flows, establishing prices for the Bank’s various products, and implementing strategic IRR decisions.

On a quarterly basis, the Bank monitors the estimate of changes that would potentially occur to its net portfolio value (“NPV”) of assets, liabilities, and off-balance sheet items assuming a sudden change in market interest rates. Management presents a NPV analysis to the Board of Directors each quarter and NPV policy limits are reviewed and approved.

The following table is an interest rate sensitivity analysis, which summarizes information calculated by the Bank’s internal model that estimates the changes in NPV of the Bank’s portfolio of assets, liabilities, and off-balance sheet items given a range of assumed changes in market interest rates. These computations estimate the effect on the Bank’s NPV of an instantaneous and sustained change in market interest rates of plus and minus 300 basis points, as well as the Bank’s current IRR policy limits on such estimated changes. The computations of the estimated effects of interest rate changes are based on numerous assumptions, including a constant relationship between the levels of various market interest rates and estimates of prepayments of financial assets. The Bank’s model compiled this information using data as of September 30, 2013. The model output data associated with the -200 and -300 basis point scenarios was suppressed because of the relatively low current interest rate environment. Dollar amounts are expressed in thousands.

Changes in				NPV as % of PV of assets
market	Net Portfolio Value				Board approved
interest rates	$ Amount	$ Change	% Change	Actual	minimum
+3%	199,245	(28,936)	-13%	18.8%	10%
+2%	208,740	(19,442)	-9%	19.2%	10%
+1%	218,788	(9,394)	-4%	19.6%	12%
no change	228,181	—	—	19.9%	12%
-1%	245,528	17,347	+8%	21.0%	12%
-2%	—	—	—	—	12%
-3%	—	—	—	—	12%

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

Changing interest rates impact the demand for new loans, which affect the value and profitability of North American’s loan origination department. Rate fluctuations inversely affect the value of the Bank’s mortgage servicing portfolio because of their impact on mortgage prepayments. Falling rates usually stimulate a demand for new loans, which makes the mortgage banking operation more valuable. However, this also encourages mortgage prepayments, which depletes the value of mortgage servicing rights. Rising rates generally have the opposite effect on these operations. A rapid rise in interest rates could adversely impact the mortgage markets and the level of loans originated by the Bank’s mortgage banking segment, thereby reducing income derived from gains on the sale of loans held for sale.

Impact of Current Economic Conditions

The recent protracted economic decline presented financial institutions with unprecedented circumstances and challenges which in some cases resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of recent economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company’s ability to meet regulatory capital requirements and maintain sufficient liquidity.

Liquidity and Capital Resources

The Bank maintains sufficient liquidity to ensure safe and sound operations. North American maintains a level of liquid assets adequate to meet the requirements of normal banking activities, including the repayment of maturing debt and potential deposit withdrawals. The Bank’s primary sources of liquidity are cash and cash equivalents, the sale and repayment of loans, the retention of existing or newly acquired retail deposits, and FHLB advances. Additional sources of liquidity include the sale of investment securities available for sale, reverse repurchase agreements, FRB advances, and the acquisition of deposits through a nationwide internet listing service.

Management continues to use FHLB advances as a primary source of short-term funding. FHLB advances are secured by a blanket pledge agreement covering portions of the loan and securities portfolio as collateral, supported by quarterly reporting of eligible collateral to FHLB. FHLB borrowings are limited based upon a percentage of the Bank’s assets and eligible collateral, as adjusted by collateral eligibility and maintenance levels. Management continually monitors the balance of eligible collateral relative to the amount of advances outstanding to determine the availability of additional FHLB advances. At September 30, 2013, the Bank had a total borrowing capacity at FHLB of $224.6 million, and outstanding advances of $155.0 million. As an additional source of liquidity, the Bank has $100.9 million of highly liquid short term U.S. Government sponsored agency securities in its portfolio at September 30, 2013.

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

Off Balance Sheet Arrangements and Contractual Obligations

Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments and standby letters of credit. The Bank had outstanding commitments to originate mortgage loans for its portfolio and standby letters of credit totaling $23.2 million and $646,000, respectively, at September 30, 2013. In addition, the Bank had outstanding commitments to originate mortgage loans totaling $177.6 million at September 30, 2013, which it had committed to sell to outside investors. Since commitments may expire unused or be only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes that there are no material commitments to extend credit that represent risk of an unusual nature.

Management anticipates that the Company will continue to have sufficient funds through repayments and maturities of loans and securities, deposits and borrowings, to meet its commitments.

The following table discloses payments due on the Company’s contractual obligations at September 30, 2013:

	Total	Due in less than one year	Due from one to three years	Due from three to five years	Due in more than five years
Advances from FHLB	$155,000	55,000	75,000	25,000	—
Subordinated debentures	25,774	—	—	—	25,774
Operating leases	3,792	1,225	1,723	844	—

Total contractual obligations	$184,566	56,225	76,723	25,844	25,774

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

NASB Financial, Inc. and Subsidiary

Consolidated Balance Sheets

	September 30, 2013	September 30, 2012
	(Dollars in thousands)
ASSETS
Cash and cash equivalents	$6,347	8,716
Securities available for sale, at fair value	252,696	214,190
Stock in Federal Home Loan Bank, at cost	7,679	7,073
Mortgage-backed securities:
Available for sale, at fair value	433	554
Held to maturity, at cost	43,074	25,921
Loans receivable:
Held for sale, at fair value	69,079	163,834
Held for investment, net	715,713	766,601
Allowance for loan losses	(20,383)	(31,829)
Accrued interest receivable	4,098	4,402
Foreclosed assets held for sale, net	11,252	17,040
Premises and equipment, net	12,033	11,637
Investment in LLCs	16,499	17,222
Deferred income tax asset, net	12,273	17,199
Other assets	13,362	18,266

	$1,144,155	1,240,826

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Customer deposit accounts	$748,193	870,946
Brokered deposit accounts	—	21,367
Advances from Federal Home Loan Bank	155,000	127,000
Subordinated debentures	25,774	25,774
Escrows	8,458	8,760
Income taxes payable	70	3,490
Accrued expenses and other liabilities	11,143	11,986

Total liabilities	948,638	1,069,323

Stockholders’ equity:
Common stock of $0.15 par value: 20,000,000 authorized; 9,857,112 shares issued at September 30, 2013 and 2012	1,479	1,479
Additional paid-in capital	16,613	16,657
Retained earnings	217,143	189,516
Treasury stock, at cost; 1,989,498 shares at September 30, 2013 and 2012	(38,418)	(38,418)
Accumulated other comprehensive income (loss)	(1,300)	2,269

Total stockholders’ equity	195,517	171,503

	$1,144,155	1,240,826

See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Operations

	Years Ended September 30,
	2013	2012	2011
	(Dollars in thousands, except share data)
Interest on loans receivable	$45,681	56,896	66,445
Interest on mortgage-backed securities	605	1,723	2,281
Interest and dividends on securities	4,260	2,987	3,975
Other interest income	23	13	8

Total interest income	50,569	61,619	72,709

Interest on customer and brokered deposit accounts	5,347	9,151	15,221
Interest on advances from Federal Home Loan Bank	2,007	2,453	4,828
Interest on subordinated debentures	504	536	494
Other interest expense	18	—	—

Total interest expense	7,876	12,140	20,543

Net interest income	42,693	49,479	52,166
Provision for loan losses	(9,600)	10,500	49,394

Net interest income after provision for loan losses	52,293	38,979	2,772

Other income (expense):
Loan servicing fees, net	102	132	(105)
Impairment recovery on mortgage servicing rights	—	—	67
Customer service fees and charges	5,114	5,584	6,530
Provision for loss on real estate owned	(996)	(4,265)	(11,383)
Gain (loss) on sale of securities available for sale	—	(343)	673
Gain (loss) on sale of securities held to maturity	257	(32)	411
Gain from loans receivable held for sale	62,142	48,791	29,279
Impairment loss on investment in LLCs	—	(200)	—
Impairment loss on securities	—	—	(640)
Other income (expense)	(3,884)	3,628	(358)

Total other income	62,735	53,295	24,474

General and administrative expenses:
Compensation and fringe benefits	25,996	22,375	19,670
Commission-based mortgage banking compensation	18,766	17,203	13,601
Premises and equipment	5,492	5,033	4,331
Advertising and business promotion	6,328	5,616	5,501
Federal deposit insurance premiums	2,385	2,029	1,638
Other	11,140	10,571	8,957

Total general and administrative expenses	70,107	62,827	53,698

Income (loss) before income tax expense	44,921	29,447	(26,452)

Income tax expense (benefit):
Current	10,134	11,198	(6,451)
Deferred	7,160	139	(3,733)

Total income tax expense (benefit)	17,294	11,337	(10,184)

Net income (loss)	$27,627	18,110	(16,268)

Basic earnings (loss) per share	$3.51	2.30	(2.07)

Diluted earnings (loss) per share	$3.51	2.30	(2.07)

Basic weighted average shares outstanding	7,867,614	7,867,614	7,867,614

See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

	Years ended September 30,
	2013	2012	2011
	(Dollars in thousands)
Net income (loss)	$27,627	18,110	(16,268)

Other comprehensive income (loss):
Unrealized gain (loss) on available for sale securities, net of income tax expense (benefit) of $(2,234), $1,752 and $(717) at September 30, 2013, 2012 and 2011, respectively	(3,569)	2,799	(1,145)
Other-than-temporary loss recognized in earnings, net of income tax benefit of $246 at September 30, 2011	—	—	394
Reclassification adjustment for (gain) loss included in net income, net of income tax (expense) benefit of $132 and $(259) at September 30, 2012 and 2011, respectively	—	211	(414)

Change in unrealized gain (loss) on available for sale securities, net of income tax expense (benefit) of $(2,234), $1,884, and $(730) at September 30, 2013, 2012, and 2011, respectively	(3,569)	3,010	(1,165)

Comprehensive income (loss)	$24,058	21,120	(17,433)

See accompanying notes to condensed consolidated financial statements.

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Years ended September 30,
	2013	2012	2011
	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$27,627	18,110	(16,268)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,429	1,663	1,603
Amortization and accretion, net	1,620	(348)	111
Deferred income tax expense (benefit)	7,160	139	(3,733)
(Gain) loss on sale of securities available for sale	—	343	(673)
(Gain) loss on sale of securities held to maturity	(257)	32	(411)
Loss from investment in LLCs	731	257	126
Impairment loss on investment in LLCs	—	200	—
Impairment loss on investments	—	—	640
Impairment recovery on mortgage servicing rights	—	—	(67)
Gain from loans receivable held for sale	(62,142)	(48,791)	(29,279)
Provision for loan losses	(9,600)	10,500	49,394
Provision for loss on real estate owned	996	4,265	11,383
Origination of loans receivable held for sale	(1,820,842)	(1,849,564)	(1,599,313)
Sale of loans receivable held for sale	1,977,739	1,849,956	1,693,002
Stock based compensation – stock options	(44)	5	49
Changes in:
Net fair value of loan-related commitments	3,079	(2,420)	(381)
Accrued interest receivable	304	468	650
Accrued expenses, other liabilities, income taxes receivable, and income taxes payable	(3,223)	9,492	390

Net cash provided by (used in) operating activities	124,577	(5,693)	107,223

Cash flows from investing activities:
Principal repayments of mortgage-backed securities:
Held to maturity	5,943	12,297	15,852
Available for sale	107	153	186
Principal repayments of mortgage loans receivable held for investment	218,700	245,162	171,928
Principal repayments of other loans receivable	3,210	3,792	5,575
Principal repayments of investment securities:
Held to maturity	—	—	166
Available for sale	42,468	25,114	8,199
Loan origination - mortgage loans receivable held for investment	(177,037)	(85,750)	(110,834)
Loan origination - other loans receivable	(2,089)	(3,516)	(3,030)
Purchase of mortgage loans receivable held for investment	(1,203)	(964)	(1,219)
Proceeds from sale (purchase) of Federal Home Loan Bank stock	(606)	6,478	2,322
Purchase of mortgage-backed securities held to maturity	(33,762)	—	(8,768)
Purchase of securities available for sale	(88,431)	(183,137)	(81,282)
Proceeds from sale of mortgage-backed securities available for sale	—	—	—
Proceeds from sale of mortgage-backed securities held to maturity	10,800	859	—

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Cash Flows (continued)

	Years ended September 30,
	2013	2012	2011
	(Dollars in thousands)
Cash flows from investing activities (continued):
Proceeds from sale of securities available for sale	—	19,678	26,916
Proceeds from sale of securities held to maturity	—	—	1,491
Proceeds from sale of real estate owned	13,452	10,406	23,063
Purchases of premises, equipment and software, net	(2,867)	(2,877)	(2,461)
Investment in LLC	(7)	(5)	(1)
Other	385	309	(450)

Net cash provided by (used in) investing activities	(10,937)	47,999	47,653

Cash flows from financing activities:
Net (decrease) increase in customer and brokered deposit accounts	(144,129)	82,701	(123,812)
Proceeds from advances from Federal Home Loan Bank	80,000	27,000	128,000
Repayment of advances from Federal Home Loan Bank	(52,000)	(147,000)	(167,000)
Change in escrows	(302)	(1,321)	(1,067)
Proceeds from other borrowings	422	—	—

Net cash used in financing activities	(116,009)	(38,620)	(163,879)

Net increase (decrease) in cash and cash equivalents	(2,369)	3,686	(9,003)

Cash and cash equivalents at beginning of year	8,716	5,030	14,033

Cash and cash equivalents at end of year	$6,347	8,716	5,030

Supplemental disclosure of cash flow information:
Cash paid for income taxes (net of refunds)	$13,554	4,586	(2,823)
Cash paid for interest	7,469	12,010	20,653

Supplemental schedule of non-cash investing and financing activities:
Conversion of loans receivable to real estate owned	$10,113	18,665	34,085
Conversion of real estate owned to loans receivable	1,132	3,907	5,804
Transfer of securities from held to maturity to available for sale	—	—	—

See accompanying notes to consolidated financial statements.

NASB Financial, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total stockholders’ equity
	(Dollars in thousands)

Balance at October 1, 2010	$1,479	16,603	187,674	(38,418)	424	167,762
Comprehensive income (loss):
Net loss	—	—	(16,268)	—	—	(16,268)
Other comprehensive income, net of tax
Unrealized loss on securities	—	—	—	—	(1,165)	(1,165)

Total comprehensive loss						(17,433)
Stock based compensation	—	49	—	—	—	49

Balance at September 30, 2011	$1,479	16,652	171,406	(38,418)	(741)	150,378
Comprehensive income:
Net income	—	—	18,110	—	—	18,110
Other comprehensive income, net of tax
Unrealized gain on securities	—	—	—	—	3,010	3,010

Total comprehensive income						21,120
Stock based compensation	—	5	—	—	—	5

Balance at September 30, 2012	$1,479	16,657	189,516	(38,418)	2,269	171,503
Comprehensive income:
Net income	—	—	27,627	—	—	27,627
Other comprehensive income, net of tax
Unrealized loss on securities	—	—	—	—	(3,569)	(3,569)

Total comprehensive income						24,058
Stock based compensation	—	(44)	—	—	—	(44)

Balance at September 30, 2013	$1,479	16,613	217,143	(38,418)	(1,300)	195,517

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand plus interest-bearing deposits in the Federal Home Loan Bank of Des Moines totaling $3.5 million and $5.7 million as of September 30, 2013 and 2012, respectively. The Federal Reserve Board (“FRB”) requires federally chartered savings banks to maintain non-interest-earning cash reserves at specified levels against their transaction accounts. Required reserves may be maintained in the form of vault cash, a non-interest-bearing account at a Federal Reserve Bank, or a pass-through account, as defined by FRB. At September 30, 2013, the Bank’s reserve requirement was $4.1 million.

Securities and Mortgage-Backed Securities

Securities and mortgage-backed securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities and mortgage-backed securities not classified as held to maturity or trading are classified as available for sale. As of September 30, 2013 and 2012, the Company had no assets designated as trading. Securities and mortgage-backed securities held to maturity are stated at cost. Securities and mortgage-backed securities classified as available for sale are recorded at their fair values, with unrealized gains and losses, net of income taxes, reported as accumulated other comprehensive income or loss.

Premiums and discounts are recognized as adjustments to interest income over the life of the securities using a method that approximates the level yield method. Gains or losses on the disposition of securities are based on the specific identification method. Securities are valued using market prices in an active market, if available. Less frequently traded securities are valued using industry standard models which utilize various assumptions such as historical prices of the same or similar securities, and observation of market prices of securities of the same issuer, market prices of same-sector issuers, and fixed income indexes. Mortgage-backed securities are valued by using industry standard models which utilize various inputs and assumptions such as historical prices of benchmark securities, prepayment estimates, loan type, and year of origination.

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

Loans Receivable Held for Investment, Net

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal less an allowance for loan losses, undisbursed loan funds and unearned discounts and loan fees, net of certain direct loan origination costs. Interest on loans is credited to income as earned and accrued only when it is deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. The accrual of interest is discontinued when principal or interest payments become doubtful. As a general rule, this occurs when the loan becomes ninety days past due. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears or recorded as income, depending on Bank management’s assessment of the ultimate collectability of the loan. Nonaccrual loans may be restored to accrual status when principal and interest become current and the full payment of principal and interest is expected.

A loan becomes impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. A restructuring of debt is considered a TDR if, because of a debtor’s financial difficulty, a creditor grants concessions that it would not otherwise consider. Loans modified in troubled debt restructurings are also considered impaired. Concessions granted in a TDR could include a reduction in interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Once a loan has been deemed impaired, the impairment must be measured by comparing the recorded investment in the loan to the present value of the estimated future cash flows discounted at the loan’s effective rate, or to the fair value of the loan based on the loan’s observable market price, or to the fair value of the collateral if the loan is collateral dependent. Unless the loan is performing prior to the restructure, TDRs are placed in non-accrual status at the time of restructuring and may only be returned to performing status after the borrower demonstrates sustained repayment performance for a reasonable period, generally six months.

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

Goodwill

The Company has goodwill of $1.8 million at September 30, 2013 and 2012. This asset, which resulted from the Bank’s acquisition of CBES Bancorp, Inc. in fiscal 2003, was assigned to the banking segment of the business. In accordance with GAAP, the Company tests its goodwill for impairment annually, or more frequently if events indicate that the asset might be impaired. The first step of the goodwill impairment test compares the fair value of a reporting segment with its carrying amount, including goodwill. If the carrying value of a reporting unit exceeds its fair value, a second step of the goodwill impairment test is required, which compares the implied fair value of reporting unit goodwill to its carrying value. The implied fair value is determined in the same manner as the amount of goodwill recognized in a business combination is determined. At September 30, 2013 and 2012, the Company’s stock price was in excess of its book value per share; thus, the Company did not perform the second step of the goodwill impairment test as of that date.

Stock Options

The Company has a stock-based employee compensation plan which is described more fully in Footnote 17, Stock Option Plan. The Company recognizes compensation cost over the five-year service period for its stock option awards. Stock based compensation related to stock options totaled $(44,000), $5,000 and $49,000 during the years ended September 30, 2013, 2012 and 2011, respectively.

Income Taxes

The Company files a consolidated Federal income tax return with its subsidiaries using the accrual method of accounting.

The Company provides for income taxes using the asset/liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Bank’s bad debt deduction for the years ended September 30, 2013, 2012 and 2011, was based on the specific charge off method. The percentage method for additions to the tax bad debt reserve was used prior to the fiscal year ended September 30, 1997. Under the current tax rules, Banks are required to recapture their accumulated tax bad debt reserve, except for the portion that was established prior to 1988, the “base-year.” The recapture of the excess reserve was completed over a six-year phase-in-period that began with the fiscal year ended September 30, 1999. A deferred income tax liability is required to the extent the tax bad debt reserve exceeds the 1988 base year amount. Retained earnings include approximately $3.7 million representing such bad debt reserve for which no deferred taxes have been provided. Distributing the Bank’s capital in the form of stock redemptions caused the Bank to recapture a significant amount of its bad debt reserve prior to the phase-in period.

Derivative Instruments

The Bank regularly enters into commitments to originate and sell loans held for sale. Certain commitments are considered derivative instruments under GAAP, which requires the Bank to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As of September 30, 2013 and 2012, the fair value of loan related commitments resulted in a net asset of $1.0 million and $4.1 million, respectively.

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

	Year Ended September 30,
	2013	2012	2011
Net income (loss)	$27,627	18,110	(16,268)

Average common shares outstanding	7,867,614	7,867,614	7,867,614
Average common share stock options outstanding	—	—	—

Average diluted common shares	7,867,614	7,867,614	7,867,614
Earnings per share:
Basic earnings (loss) per share	$3.51	2.30	(2.07)
Diluted earnings (loss) per share	3.51	2.30	(2.07)

At September 30, 2013 and 2012, options to purchase 41,138 and 47,538 shares of the Company’s stock were outstanding. These options were not included in the calculation of diluted earnings (loss) per share because the option exercise price was greater than the average market price of the common shares for the period, thus making the options anti-dilutive.

Recently Issued Accounting Standards

In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-02, which clarifies the guidance on how creditors evaluate whether a restructuring of debt qualifies as a TDR. Examples of restructurings include an extension of a loan’s maturity date, a reduction in the interest rate, forgiveness of a debt’s face amount and/or accrued interest, and a deferral or decrease in payments for a period of time. The amendments clarify the definition of a TDR in ASC 310-40, which provides that a debt restructuring is considered a TDR if the creditor, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider. The framework for evaluating a restructuring requires that a creditor determine if both of the following conditions are met: 1) the borrower is experiencing financial difficulties, and 2) the restructuring includes a concession by the creditor to the borrower. For public companies, this standard was effective for the first interim or annual period beginning on or after June 15, 2011. The Company early adopted the ASU in its second fiscal quarter, as permitted by the standard. As a result of adopting the amendments in ASU 2011-02, the Company reassessed all restructurings that occurred on or after October 1, 2010, the beginning of the prior fiscal year, for identification as TDRs. The Company identified as TDRs certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology. Upon identifying those receivables as TDRs, the Company identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of impairment measured in accordance with the guidance of ASC 310-10-35 for the receivables that are newly identified as impaired. The early adoption of the ASU resulted in a significant increase in the number of loans within its construction and development portfolios that are considered TDRs and had a substantially material impact on the Company’s financial statements for the period ended March 31, 2011. At March 31, 2011, the period of adoption, the recorded investment in receivables for which the allowance for credit losses was previously measured under a general allowance for credit losses methodology and are now impaired under ASC 310-10-35 was $28.1 million, and the resulting allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss, was $8.0 million. In addition, the Company identified loans with a recorded investment of $6.7 million which were previously deemed impaired under the guidance in ASC 310-10-35, but were not considered TDRs. As a result of adopting the amendments in ASU 2011-02, these loans were identified as TDRs and the resulting increase in the allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss, was $3.3 million. This increase in estimated loss was due to the Company’s adoption of a change in methodology for valuing its real estate development portfolio, given the current adverse economic environment, during the quarter ended March 31, 2011.

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

In January 2013, the FASB issued ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies the scope of the requirements ASU 2011-11. This standard is effective for fiscal years beginning on or after January 1, 2013. The amendments within this update are to be applied retrospectively for all comparative periods presented. Management does not anticipate that that this standard will have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting reclassification out of accumulated other comprehensive income. The new standard is effective for fiscal years beginning after December 15, 2012, including interim periods within those years. The amendments should be prospectively applied. The amendments do not change the current requirement for reporting net income or other comprehensive income. The amendments require an organization to present on the face of the financial statements, or in the footnotes, the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income if the item reclassified is required to be reclassified to net income in its entirety in the same reporting period. Additionally, for other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required to provide additional detail about those amounts. Management does not believe that the adoption of this standard will have a material impact on the Company’s consolidated financial statements.

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

Reclassifications

Certain amounts for 2012 and 2011 have been reclassified to conform to the current year presentation.

(2) SECURITIES AVAILABLE FOR SALE

The following tables present a summary of securities available for sale. Dollar amounts are expressed in thousands.

	September 30, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate debt securities	$67,320	2,482	692	69,110
U.S. government sponsored agency securities	187,087	322	4,245	183,164
Municipal securities	422	—	—	422

Total	$254,829	2,804	4,937	252,696

	September 30, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate debt securities	$57,983	3,035	—	61,018
U.S. government sponsored agency securities	152,546	624	4	153,166
Municipal securities	6	—	—	6

Total	$210,535	3,659	4	214,190

There were no sales of securities available for sale during the year ended September 30, 2013. During the year ended September 30, 2012, the Company realized gross gains of $227,000 and gross losses of $570,000 on the sale of securities available for sale. During the year ended September 30, 2011, the Company realized gross gains of $673,000 and no gross losses on the sale of securities available for sale.

The following table presents a summary of the fair value and gross unrealized losses of those securities available for sale which had unrealized losses at September 30, 2013. Dollar amounts are expressed in thousands.

	Less than 12 months		12 months or longer
	Estimated Fair Value	Gross unrealized Losses	Estimated fair value	Gross unrealized losses
Corporate debt securities	$15,896	692	$—	—
U.S. government sponsored agency securities	73,347	3,045	18,800	1,200

Total	$89,243	3,737	$18,800	1,200

Management monitors the securities portfolio for impairment on an ongoing basis. This process involves monitoring market conditions and other relevant information, including external credit ratings, to determine whether or not a decline in value is other-than-temporary. There are no securities available for sale at September 30, 2013, for which the Company has taken an other-than-temporary impairment loss through earnings. During the quarter ended September 30, 2011, the Bank was notified that one holding in its trust preferred securities portfolio was being called in October 2011, prior to its original call date. Management determined that the security was other-than-temporarily impaired at September 30, 2011, and recognized a $640,000 impairment loss in earnings. There were no other securities held at September 30, 2012 and 2011, for which the Company had taken an other-than-temporary impairment loss through earnings.

The scheduled maturities of securities available for sale at September 30, 2013, are presented in the following table. Dollar amounts are expressed in thousands.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Due in less than one year	$60,720	178	—	60,898
Due from one to five years	105,806	2,626	126	108,306
Due from five to ten years	11,895	—	586	11,309
Due after ten years	76,408	—	4,225	72,183

Total	$254,829	2,804	4,937	252,696

The principal balances of securities available for sale that are pledged to secure certain obligations of the Bank as of September 30 are as follows. Dollar amounts are expressed in thousands.

	September 30, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
FRB advance commitments	$3,000	18	—	3,018

	September 30, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
FRB advance commitments	$3,037	95	—	3,132

(3) SECURITIES HELD TO MATURITY

There were no securities held to maturity at September 30, 2013 and 2012.

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

(4) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

The following tables present a summary of mortgage-backed securities available for sale. Dollar amounts are expressed in thousands.

	September 30, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Pass-through certificates guaranteed by GNMA – fixed rate	$68	2	—	70
Pass-through certificates guaranteed by FNMA – adjustable rate	119	7	—	126
FHLMC participation certificates:
Fixed rate	122	5	—	127
Adjustable rate	105	5	—	110

Total	$414	19	—	433

	September 30, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Pass-through certificates guaranteed by GNMA – fixed rate	$78	3	—	81
Pass-through certificates guaranteed by FNMA – adjustable rate	143	9	—	152
FHLMC participation certificates:
Fixed rate	176	14	—	190
Adjustable rate	123	8	—	131

Total	$520	34	—	554

There were no sales of mortgage-backed securities available for sale during the years ended September 30, 2013, 2012 and 2011.

The scheduled maturities of mortgage-backed securities available for sale at September 30, 2013, are presented in the following table. Dollar amounts are expressed in thousands.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Due from five to ten years	$122	5	—	127
Due after ten years	292	14	—	306

Total	$414	19	—	433

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

	September 30, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Customer deposit accounts	$65	3	—	68

	September 30, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Customer deposit accounts	$393	26	—	419

(5) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

The following tables present a summary of mortgage-backed securities held to maturity. Dollar amounts are expressed in thousands.

	September 30, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
FHLMC participation certificates:
Fixed rate	$30	2	—	32
FNMA pass-through certificates:
Fixed rate	1	—	—	1
Balloon maturity and adjustable rate	14	—	—	14
Collateralized mortgage obligations	43,029	94	27	43,096

Total	$43,074	96	27	43,143

	September 30, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
FHLMC participation certificates:
Fixed rate	$37	3	—	40
FNMA pass-through certificates:
Fixed rate	3	—	—	3
Balloon maturity and adjustable rate	24	1	—	25
Collateralized mortgage obligations	25,857	390	198	26,049

Total	$25,921	394	198	26,117

During the year ended September 30, 2013, the Bank recognized a gain of $295,000 and a loss of $38,000 on the sale of two mortgage backed securities which were classified as held to maturity. The securities had a combined amortized cost of $10.5 million at the time of sale. During fiscal 2012, the Bank recognized a loss of $32,000 on the sale of a mortgage backed security which was classified as held to maturity. The security had an amortized cost of $891,000 at the time of sale. The decision was made to sell these securities after it was determined that there was significant deterioration in the issuer’s creditworthiness. All dispositions of mortgage-backed securities held to maturity during fiscal 2011 were the result of maturities.

The following tables present a summary of the fair value and gross unrealized losses of those mortgage-backed securities held to maturity which had unrealized losses at September 30, 2013. Dollar amounts are expressed in thousands.

	Less Than 12 Months		12 Months or Longer
	Estimated Fair Value	Gross unrealized losses	Estimated Fair Value	Gross unrealized losses
Collateralized mortgage obligations	$3,255	27	$—	—

Management monitors the securities portfolio for impairment on an ongoing basis by evaluating market conditions and other relevant information, including external credit ratings, to determine whether or not a decline in value is other-than-temporary. When the fair value of a security is less than its amortized cost, an other-than-temporary impairment is considered to have occurred if the present value of expected cash flows is not sufficient to recover the entire amortized cost, or if the Company intends to, or will be required to, sell the security prior to the recovery of its amortized cost. The unrealized losses at September 30, 2013, are primarily the result of changes in market yields from the time of purchase. Management generally views changes in fair value caused by changes in interest rates as temporary. In addition, all scheduled payments for securities with unrealized losses at September 30, 2013, have been made, and it is anticipated that the entire principal balance of such securities will be collected.

The scheduled maturities of mortgage-backed securities held to maturity at September 30, 2013, are presented in the following table. Dollar amounts are expressed in thousands.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Due from one to five years	$689	2	18	673
Due from five to ten years	23	1	—	24
Due after ten years	42,362	93	9	42,446

Total	$43,074	96	27	43,143

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

	September 30, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
FRB advance commitments	$4,772	65	—	4,837

	September 30, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Customer deposit accounts	$19	1	—	20
FRB advance commitments	6,216	56	—	6,272

Total	$6,235	57	—	6,292

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

The following table presents the Bank’s total loans receivable at September 30. Dollar amounts are expressed in thousands.

HELD FOR INVESTMENT	2013	2012
Mortgage loans:
Permanent loans on:
Residential properties	$365,248	331,310
Business properties	268,641	321,559
Partially guaranteed by VA or insured by FHA	7,694	3,950
Construction and development	91,451	110,718

Total mortgage loans	733,034	767,537
Commercial loans	12,226	17,570
Installment loans and lease financing to individuals	5,599	7,753

Total loans receivable held for investment	750,859	792,860
Less:
Undisbursed loan funds	(30,749)	(21,014)
Unearned discounts and fees on loans, net of deferred costs	(4,397)	(5,245)

Net loans receivable held for investment	$715,713	766,601

HELD FOR SALE	2013	2012
Mortgage loans:
Permanent loans on:
Residential properties	$69,079	163,834

Included in the loans receivable balances are participating interests in mortgage loans and wholly owned mortgage loans serviced by other institutions of approximately $976,000 and $4.1 million at September 30, 2013 and 2012, respectively.

Whole loans and participations serviced for others were approximately $24.4 million and $27.3 million at September 30, 2013 and 2012, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets.

First mortgage loans were pledged to secure FHLB advances in the amount of approximately $522.1 million and $508.9 million at September 30, 2013 and 2012, respectively.

Aggregate loans to executive officers, directors and their associates, including companies in which they have partial ownership interest, did not exceed 5% of equity as of September 30, 2013 and 2012. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

Proceeds from the sale of loans receivable held for sale during fiscal 2013, 2012 and 2011, were $1,977.7 million, $1,850.0 million, and $1,693.0 million, respectively. In fiscal 2013, the Bank realized gross gains of $62.2 million and $30,000 of gross losses. In fiscal 2012, the Bank realized gross gains of $48.8 million and $2,000 of gross losses. In fiscal 2011, the Bank realized gross gains of $29.4 million and gross losses of $140,000 on those sales

Lending Practices and Underwriting Standards

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

The Bank’s residential real estate loan underwriters are grouped into three different levels, based upon each underwriter’s experience and proficiency. Underwriters within each level are authorized to approve loans up to prescribed dollar amounts. Any loan over $1 million must also be approved by either the Board Chairman, CEO or EVP/Residential Lending. Conventional residential real estate loans are underwritten using FNMA’s Desktop Underwriter or FHLMC’s Loan Prospector automated underwriting systems, which analyze credit history, employment and income information, qualifying ratios, asset reserves, and loan-to-value ratios. If a loan does not meet the automated underwriting standards, it is underwritten manually. Full documentation to support each applicant’s credit history, income, and sufficient funds for closing is required on all loans. An appraisal report, performed in conformity with the Uniform Standards of Professional Appraisers Practice by an approved outside licensed appraiser, is required for substantially all loans. Typically, the Bank requires borrowers to purchase private mortgage insurance when the loan-to-value ratio exceeds 80%.

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

Construction and development loans - Construction and land development loans are made primarily to builders/developers, who construct properties for resale. The Bank’s requirements for a construction loan are similar to those of a mortgage on an existing residence. In addition, the borrower must submit accurate plans, specifications, and cost projections of the property to be constructed. All construction and development loans are manually underwritten using NASB’s internal underwriting standards. All construction and development loans require two approvals, from either the Board Chairman, CEO, or SVP/Construction Lending. Prior approval is required from the Bank’s Board of Directors for newly originated construction and development loans with a proposed balance of $1.0 million or greater. The bank has adopted internal loan-to-value limits consistent with regulations, which are 65% for raw land, 75% for land development, and 85% for residential and non-residential construction. An appraisal report performed in conformity with the Uniform Standards of Professional Appraisers Practice by an approved outside licensed appraiser is required on all loans in excess of $250,000. Generally, the Bank will commit to an initial term of 12 to 18 months on construction loans, and an initial term of 24 to 48 months on land acquisition and development loans, with six month renewals thereafter. Interest rates on construction loans typically adjust daily and are tied to a predetermined index. NASB’s staff regularly performs inspections of each property during its construction phase to help ensure adequate progress is achieved before making scheduled loan disbursements.

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

During the year ended September 30, 2013, the Bank renewed seventy-six loans within its construction and land development portfolio due to slower home and lot sales in the current economic environment. Such extensions were accounted for as Troubled Debt Restructurings (“TDRs”) if the restructuring was related to the borrower’s financial difficulty, and if the Bank made concessions that it would not otherwise consider. In order to determine whether or not a renewal should be accounted for as a TDR, management reviewed the borrower’s current financial information, including an analysis of income and liquidity in relation to debt service requirements. The large majority of these modifications did not result in a reduction in the contractual interest rate or a write-off of the principal balance (although the Bank does commonly require the borrower to make a principal reduction at renewal).

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

The Bank’s commercial real estate loans are secured primarily by multi-family and nonresidential properties. Such loans are manually underwritten using NASB’s internal underwriting standards, which evaluate the sources of repayment, including the ability of income producing property to generate sufficient cash flow to service the debt, the capacity of the borrower or guarantors to cover any shortfalls in operating income, and, as a last resort, the ability to liquidate the collateral in such a manner as to completely protect the Bank’s investment. All commercial real estate loans require two approvals, from either the Board Chairman, CEO, or EVP/Chief Lending Officer. Prior approval is required from the Bank’s Board of Directors for newly originated commercial loans with a proposed balance of $1.0 million or greater. Typically, loan-to-value ratios do not exceed 80%; however, exceptions may be made when it is determined that the safety of the loan is not compromised, and the rationale for exceeding this limit is clearly documented. An appraisal report performed in conformity with the Uniform Standards of Professional Appraisers Practice by an approved outside licensed appraiser is required on all loans in excess of $250,000. Interest rates on commercial loans may be either fixed or tied to a predetermined index and adjusted daily.

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

In July 2011, the Office of Thrift Supervision (“OTS”) merged with and into the Office of the Comptroller of the Currency (“OCC”), and the OCC became the Bank’s primary regulator. Beginning with the quarter ended March 31, 2012, the Bank was required to file a Consolidated Report of Condition and Income (“Call Report”) instead of the previously required Thrift Financial Report (“TFR”). With the adoption of the Call Report, the Bank was required to discontinue using specific valuation allowances on loans deemed impaired. The TFR had allowed any measured impairments to be carried as specific valuation allowances, whereas the Call Report required any measured impairments that are deemed “confirmed losses” to be charged-off and netted from their respective loan balances. For impaired loans that are collateral dependent, a “confirmed loss” is generally the amount by which the loan’s recorded investment exceeds the fair value of its collateral. If a loan is considered uncollectible, the entire balance is deemed a “confirmed loss” and is fully charged-off. During the quarter ended March 31, 2012, the Bank charged-off against ALLL the aggregate “confirmed losses” of $23.3 million that were carried as specific valuation allowances in prior periods, and netted them against their respective loan balances for reporting purposes. This change had no impact on net loans receivable as presented in the consolidated balance sheet. In addition, this change did not materially impact the analysis of ALLL, which is described in more detail in the following paragraph, as specific valuation allowances were previously considered in the determination of historical loss ratios.

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

The following table presents the balance in the allowance for loan losses for the years ended September 30, 2013, 2012 and 2011. Dollar amounts are expressed in thousands.

	Residential	Residential Held For Sale	Commercial Real Estate	Construction & Development	Commercial	Installment	Total

Allowance for loan losses:
Balance at October 1, 2012	$6,941	—	7,086	16,590	513	699	31,829
Provision for loan losses	3,031	—	246	(11,956)	(455)	(466)	(9,600)
Losses charged off	(2,129)	—	(1,196)	(684)	—	(149)	(4,158)
Recoveries	799	—	425	891	—	197	2,312

Balance at September 30, 2013	$8,642	—	6,561	4,841	58	281	20,383

Balance at October 1, 2011	$6,663	12	13,201	41,863	7,682	845	70,266
Provision for loan losses	5,318	(16)	7,291	1,990	(4,600)	517	10,500
Losses charged off	(5,329)	—	(15,122)	(27,966)	(2,569)	(699)	(51,685)
Recoveries	289	4	1,716	703	—	36	2,748

Balance at September 30, 2012	$6,941	—	7,086	16,590	513	699	31,829

Balance at October 1, 2010	$4,427	10	6,708	19,018	1,015	1,138	32,316
Provision for loan losses	4,076	2	8,679	29,682	6,758	197	49,394
Losses charged off	(1,840)	—	(2,186)	(7,164)	(91)	(499)	(11,780)
Recoveries	—	—	—	327	—	9	336

Balance at September 30, 2011	$6,663	12	13,201	41,863	7,682	845	70,266

The following table presents the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method at September 30, 2013. Dollar amounts are expressed in thousands.

	Residential	Residential Held For Sale	Commercial Real Estate	Construction & Development	Commercial	Installment	Total
Allowance for loan losses:
Ending balance of allowance for loan losses related to loans:
Individually evaluated for impairment	$333	—	35	4	25	—	397

Collectively evaluated for impairment	$8,309	—	6,526	4,837	33	281	19,986

Acquired with deteriorated credit quality *	$31	—	—	—	—	—	31

Loans:
Balance at September 30, 2013	$370,296	69,079	266,895	60,697	12,226	5,599	784,792

Ending balance:
Loans individually evaluated for impairment	$18,864	—	10,235	23,917	11,250	3	64,269

Loans collectively evaluated for impairment	$351,432	69,079	256,660	36,780	976	5,596	720,523

Loans acquired with Deteriorated credit quality	$4,196	—	—	—	—	—	4,196

The following table presents the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method at September 30, 2012. Dollar amounts are expressed in thousands.

	Residential	Residential Held For Sale	Commercial Real Estate	Construction & Development	Commercial	Installment	Total
Allowance for loan losses:
Ending balance of allowance for loan losses related to loans:
Individually evaluated for impairment	$975	—	7	42	—	—	1,024

Collectively evaluated for impairment	$5,966	—	7,079	16,548	513	699	30,805

Acquired with deteriorated credit quality	$—	—	—	—	—	—	—

Loans:
Balance at September 30, 2012	$332,320	163,834	319,272	89,689	17,567	7,753	930,435

Ending balance:
Loans individually evaluated for impairment	$18,440	—	24,895	42,267	—	69	85,671

Loans collectively evaluated for impairment	$313,880	163,834	294,377	47,422	17,567	7,684	844,764

Loans acquired with Deteriorated credit quality*	$3,245	—	—	—	—	—	3,245

*	Included in ending balance of allowance for loan losses related to loans individually evaluated for impairment at September 30, 2013 and 2012.

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

Each quarter, management reviews the problem loans in its portfolio to determine whether changes to the asset classifications or allowances are needed. The following table presents the credit risk profile of the Company’s loan portfolio based on risk rating category as of September 30, 2013. Dollar amounts are expressed in thousands.

	Residential	Residential Held For Sale	Commercial Real Estate	Construction & Development	Commercial	Installment	Total
Rating:
Pass	$320,090	69,079	194,070	20,789	—	5,595	609,623
Pass – Watch	24,449	—	56,640	20,698	976	—	102,763
Special Mention	227	—	583	—	—	—	810
Substandard	25,397	—	15,567	19,210	11,250	4	71,428
Doubtful	133	—	35	—	—	—	168
Loss	—	—	—	—	—	—	—

Total	$370,296	69,079	266,895	60,697	12,226	5,599	784,792

The following table presents the credit risk profile of the Company’s loan portfolio based on risk rating category as of September 30, 2012. Dollar amounts are expressed in thousands.

	Residential	Residential Held For Sale	Commercial Real Estate	Construction & Development	Commercial	Installment	Total
Rating:
Pass	$283,771	163,834	256,158	14,370	1,318	7,621	727,072
Pass – Watch	11,076	—	28,439	19,054	—	—	58,569
Special Mention	4,689	—	323	—	—	—	5,012
Substandard	32,011	—	34,352	56,261	16,249	132	139,005
Doubtful	773	—	—	4	—	—	777
Loss	—	—	—	—	—	—	—

Total	$332,320	163,834	319,272	89,689	17,567	7,753	930,435

The following table presents the Company’s loan portfolio aging analysis as of September 30, 2013. Dollar amounts are expressed in thousands.

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days & Accruing

Residential	$1,044	1,308	7,079	9,431	360,865	370,296	—
Residential held for sale	—	—	—	—	69,079	69,079	—
Commercial real estate	4,195	334	328	4,857	262,038	266,895	—
Construction & development	—	—	774	774	59,923	60,697	—
Commercial	—	—	—	—	12,226	12,226	—
Installment	—	—	1	1	5,598	5,599	—

Total	$5,239	1,642	8,182	15,063	769,729	784,792	—

The following table presents the Company’s loan portfolio aging analysis as of September 30, 2012. Dollar amounts are expressed in thousands.

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days & Accruing

Residential	$1,727	1,439	16,430	19,596	312,724	332,320	5,183
Residential held for sale	—	—	—	—	163,834	163,834	—
Commercial real estate	217	714	6,082	7,013	312,259	319,272	—
Construction & development	567	633	5,487	6,687	83,002	89,689	1,931
Commercial	—	—	—	—	17,567	17,567	—
Installment	181	67	64	312	7,441	7,753	—

Total	$2,692	2,853	28,063	33,608	896,827	930,435	7,114

When a loan becomes 90 days past due, or when full payment of interest and principal is not expected, the Bank stops accruing interest and establishes a reserve for the unpaid interest accrued-to-date. In some instances, a loan may become 90 days past due if it has exceeded its maturity date but the Bank and borrower are still negotiating the terms of an extension agreement. In those instances, the Bank typically continues to accrue interest, provided the borrower has continued making interest payments after the maturity date and full payment of interest and principal is expected.

The following table presents the Company’s loans meeting the regulatory definition of nonaccrual, which includes certain loans that are current and paying as agreed. This table does not include purchased impaired loans or troubled debt restructurings that are performing. Dollar amounts are expressed in thousands.

	2013	2012
Residential	$18,073	23,147
Residential held for sale	—	—
Commercial real estate	8,354	20,952
Construction & development	5,195	30,606
Commercial	—	—
Installment	—	62

Total	$31,622	74,767

As of September 30, 2013, $20.2 million (63.8%) of the loans classified as nonaccrual were current and paying as agreed.

Gross interest income would have increased by $675,000, $1.2 million and $2.8 million for the years ended September 30, 2013, 2012 and 2011, respectively, if the nonaccrual loans had been performing.

During the quarter ended March 31, 2012, the Company’s nonaccrual loans increased $41.4 million. This increase resulted from management’s decision to move certain impaired collateral dependent loans secured by land development, commercial real estate, and residential rental properties to nonaccrual, even though the majority of such loans were current and paying in accordance with their contractual terms. Due to the continued deterioration in the real estate markets, management determined that the full collection of principal and interest was uncertain. In accordance with GAAP, these loans were charged-down to the fair value of their underlying collateral, and therefore, the recorded investment in the loan is deemed fully collectable at September 30, 2013. Interest income is recognized on a cash-basis as payments are received. The majority of these loans currently remain in non-accrual status; however, loans with a carrying value of $12.6 million at September 30, 2013, were returned to a performing status during the fiscal year, based upon improvement in the real estate markets and the borrower’s financial condition.

A loan becomes impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. A restructuring of debt is considered a TDR if, because of a debtor’s financial difficulty, a creditor grants concessions that it would not otherwise consider. Loans modified in troubled debt restructurings are also considered impaired. Concessions granted in a TDR could include a reduction in interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Once a loan has been deemed impaired, the impairment must be measured by comparing the recorded investment in the loan to the present value of the estimated future cash flows discounted at the loan’s effective rate, or to the fair value of the loan based on the loan’s observable market price, or to the fair value of the collateral if the loan is collateral dependent. Unless the loan is performing prior to the restructure, TDRs are placed in non-accrual status at the time of restructuring and may only be returned to performing status after the borrower demonstrates sustained repayment performance for a reasonable period, generally six months.

The following table presents the recorded balance of troubled debt restructurings as of September 30. Dollar amounts are expressed in thousands.

	2013	2012
Troubled debt restructurings:
Residential	$9,381	6,156
Residential held for sale	—	—
Commercial real estate	6,079	17,384
Construction & development	23,144	39,844
Commercial	11,250	—
Installment	3	—

Total	$49,857	63,384

Performing troubled debt restructurings:
Residential	$1,626	593
Residential held for sale	—	—
Commercial real estate	1,036	3,812
Construction & development	18,722	11,521
Commercial	11,250	—
Installment	3	—

Total	$32,637	15,926

At September 30, 2013 and 2012, the Bank had outstanding commitments of $1,000 and $235,000 to be advanced in connection with TDRs, respectively.

The following table presents the number of loans and the Company’s recorded investment in TDRs modified during the fiscal year ended September 30, 2013. Dollar amounts are expressed in thousands.

	Number of Loans	Recorded Investment Prior to Modification	Recorded Investment After Modification	Increase in ALLL or Charge-offs
Residential	20	$7,716	$7,658	$19
Residential held for sale	—	—	—	—
Commercial real estate	3	1,471	1,338	133
Construction & development	25	25,511	25,511	—
Commercial	1	16,251	13,751	25
Installment	2	5	5	—

Total	51	$50,954	$48,263	$177

The following table presents the number of loans and the Company’s recorded investment in TDRs modified during the fiscal year ended September 30, 2012. Dollar amounts are expressed in thousands.

	Number of Loans	Recorded Investment Prior to Modification	Recorded Investment After Modification	Increase in ALLL or Charge-offs
Residential	8	$2,089	$2,054	$—
Residential held for sale	—	—	—	—
Commercial real estate	5	14,517	13,708	1,007
Construction & development	36	32,213	31,794	418
Commercial	1	3,000	1,500	—
Installment	—	—	—	—

Total	50	$51,819	$49,056	$1,425

The following table presents TDRs restructured during the fiscal year ended September 30, 2013 by type of modification. Dollar amounts are expressed in thousands.

	Extension Of Maturity	Interest Only Period	Combination of Terms Modified	Total Recorded Investment Prior to Modification
Residential	$6,719	—	997	7,716
Residential held for sale	—	—	—	—
Commercial real estate	—	—	1,471	1,471
Construction & development	25,488	—	23	25,511
Commercial	—	—	16,251	16,251
Installment	—	—	5	5

Total	$32,207	—	18,747	50,954

The following table presents TDRs restructured during the fiscal year ended September 30, 2012 by type of modification. Dollar amounts are expressed in thousands.

	Extension of Maturity	Interest Only Period	Combination of Terms Modified	Total Recorded Investment Prior to Modification
Residential	$155	—	1,934	2,089
Residential held for sale	—	—	—	—
Commercial real estate	—	2,578	11,939	14,517
Construction & development	32,213	—	—	32,213
Commercial	—	—	3,000	3,000
Installment	—	—	—	—

Total	$32,368	2,578	16,873	51,819

The following table presents the Company’s recorded investment and number of loans considered TDRs at September 30 that defaulted during the fiscal year. Dollar amounts are expressed in thousands.

	2013		2012
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Residential	24	$5,271	16	$3,993
Residential held for sale	—	—	—	—
Commercial real estate	3	2,802	4	11,438
Construction & development	—	—	5	2,586
Commercial	—	—	—	—
Installment	1	3	—	—

Total	28	$8,076	25	$18,017

The following table presents impaired loans, including troubled debt restructurings, as of September 30, 2013. Dollar amounts are expressed in thousands.

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	YTD Average Investment in Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance:
Residential	$17,063	20,053	—	17,317	900
Residential held for sale	—	—	—	—	—
Commercial real estate	9,199	16,925	—	9,576	985
Construction & development	22,138	25,377	—	28,436	1,803
Commercial	—	—	—	—	—
Installment	3	457	—	54	44

Loans with a specific valuation allowance:
Residential	$1,801	1,828	333	1,813	79
Residential held for sale	—	—	—	—	—
Commercial real estate	1,036	1,036	35	1,056	67
Construction & development	1,779	1,779	4	1,779	122
Commercial	11,250	11,250	25	12,709	897
Installment	—	—	—	—	—

Total:
Residential	$18,864	21,881	333	19,130	979
Residential held for sale	—	—	—	—	—
Commercial real estate	10,235	17,961	35	10,632	1,052
Construction & development	23,917	27,156	4	30,215	1,925
Commercial	11,250	11,250	25	12,709	897
Installment	3	457	—	54	44

The following table presents impaired loans, including troubled debt restructurings, as of September 30, 2012. Dollar amounts are expressed in thousands.

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	YTD Average Investment in Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance:
Residential	$16,849	19,394	—	18,252	776
Residential held for sale	—	—	—	—	—
Commercial real estate	21,574	30,652	—	24,961	1,796
Construction & development	40,633	45,873	—	46,820	2,658
Commercial	—	—	—	—	—
Installment	68	570	—	69	17

Loans with a specific valuation allowance:
Residential	$4,836	4,910	974	4,836	260
Residential held for sale	—	—	—	—	—
Commercial real estate	3,322	3,955	7	3,949	215
Construction & development	1,634	1,668	42	1,698	100
Commercial	—	—	—	—	—
Installment	—	—	—	—	—

Total:
Residential	$21,685	24,304	974	23,088	1,036
Residential held for sale	—	—	—	—	—
Commercial real estate	24,896	34,607	7	28,910	2,011
Construction & development	42,267	47,541	42	48,518	2,758
Commercial	—	—	—	—	—
Installment	68	570	—	69	17

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

	2013
	Residential		Commercial real estate	Construction and development	Total
	1-4	5 or more
State	family	family
Missouri	$124,561	17,588	25,848	49,149	217,146
Kansas	42,670	437	13,239	41,473	97,819
Texas	26,979	4,035	36,964	—	67,978
Colorado	7,093	1,474	25,797	—	34,364
California	25,072	878	6,974	—	32,924
Florida	17,803	155	5,955	—	23,913
Indiana	1,915	—	20,343	—	22,258
Illinois	6,572	—	13,395	615	20,582
Arizona	12,524	—	4,188	—	16,712
North Carolina	7,843	—	7,788	—	15,631
Ohio	2,803	—	12,645	—	15,448
Washington	5,007	311	8,470	—	13,788
Virginia	7,916	—	3,885	—	11,801
Georgia	5,020	820	5,038	—	10,878
Other	79,164	3,801	48,613	214	131,792

	$372,942	29,499	239,142	91,451	733,034

	2012
	Residential		Commercial real estate	Construction and development	Total
	1-4	5 or more
State	Family	family
Missouri	$132,459	17,319	41,306	56,437	247,521
Kansas	41,320	457	15,278	46,573	103,628
Texas	21,519	5,583	41,555	—	68,657
Colorado	5,035	1,595	37,510	—	44,140
California	20,719	—	7,784	—	28,503
Florida	14,459	—	7,313	1,751	23,523
Illinois	5,069	—	11,956	3,180	20,205
Georgia	4,226	847	12,742	—	17,815
Arizona	10,242	—	4,377	2,777	17,396
North Carolina	6,967	—	9,965	—	16,932
Ohio	2,865	—	13,749	—	16,614
Indiana	2,001	—	14,397	—	16,398
Washington	5,463	—	9,007	—	14,470
Other	62,916	4,348	64,471	—	131,735

	$335,260	30,149	291,410	110,718	767,537

The Bank issues various representations and warranties and standard recourse provisions associated with the sale of loans to outside investors, which may require the Bank to repurchase a loan that defaults or has identified defects, or to indemnify the investor in the event of a material breach of contractual representations and warranties. Such provisions related to early payoff and early payment default typically expire 90 to 180 days after purchase. Repurchase obligations related to fraud or misrepresentation remain outstanding during the life of the loan. During the fiscal years ended September 30, 2013, 2012 and 2011, the Bank established reserves related to various representations and warranties that reflect management’s estimate of losses based on various factors. Such factors include estimated level of defects, historical repurchase demand, success rate in avoiding claims, and projected loss severity. Reserves are established at the time loans are sold, and updated during their estimated life. During the last eight fiscal years, the Bank sold loans with recourse totaling $11.4 billion. It is management’s estimate that the total recourse liability associated with such loans was $2.6 million and $5.3 million at September 30, 2013 and 2012, respectively. The reserve for such losses is included in “Accrued expenses and other liabilities” in the Bank’s consolidated financial statements.

During the fiscal years ended September 30, 2013, 2012 and 2011, the Bank experienced increased losses resulting from investor charges for loans with defects, repurchased loans, and early prepayment and early default penalties. This trend accelerated during the last half of the fiscal 2009 and has continued through fiscal 2013. The Company repurchased or incurred losses on loans with balances of $13.6 million, $9.9 million, and $11.6 million during fiscal year 2013, 2012 and 2011, respectively. Total losses incurred on these loans were $923,000, $290,000 and $1.4 million during fiscal year 2013, 2012 and 2011, respectively. Repurchased loans are recorded at fair value and evaluated for impairment in accordance with GAAP. In addition, during fiscal 2013, the Bank negotiated global settlements with two investors, which release the Bank from further liability for all known and unknown claims, subject to certain exceptions for fraud committed by Bank employees.

The following table presents the activity in the reserve related to representations and warranties for the year ended September 30. Dollar amounts are expressed in thousands.

	2013	2012	2011
Balance at beginning of year	$5,267	3,535	2,157
Additions to reserve	1,433	2,022	2,754
Losses, settlements, and penalties incurred	(4,063)	(290)	(1,376)

Balance at end of year	$2,637	5,267	3,535

The increase in repurchase loans and settlement losses originated primarily due to weak economic conditions, as investors made increased demands associated with the higher level of loans in default. The Bank has had some success in avoiding claims. During fiscal 2013, the Bank successfully cleared twenty-five out of fifty, or fifty percent, of the repurchase requests that it received. During fiscal 2012, the Bank successfully cleared twenty-nine out of seventy-one, or forty-one percent, of the repurchase requests that it received. This success rate is one indicator of future losses, but it is affected by various factors such as the type of claim and the investor making the claim. If economic conditions, particularly the housing market, decline in future periods, it is management’s opinion that the Bank may experience increased loss severity on repurchased loans, resulting in further additions to the reserve. However, the Bank began to tighten underwriting standards in mid 2008, so it expects a lower level of repurchase requests for loans originated thereafter. Management believes that the current reserve is adequate to cover the expected settlement amount on loans that remain outstanding and are not covered under the aforementioned global settlements.

(7) FORECLOSED ASSETS HELD FOR SALE

The carrying value of real estate owned and other repossessed property was $11.3 million and $17.0 million at September 30, 2013 and 2012, respectively

Foreclosed assets held for sale are initially recorded at fair value as of the date of foreclosure less any estimated selling costs (the “new basis”) and are subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. When foreclosed assets are acquired, any excess of the loan balance over the new basis of the foreclosed asset is charged to the allowance for loan losses. Subsequent adjustments for estimated losses are charged to operations when the fair value declines to an amount less than the carrying value. Costs and expenses related to major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. Applicable gains and losses on the sale of real estate owned are realized when the asset is disposed of, depending on the adequacy of the down payment and other requirements.

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

	2013	2012	2011
Balance at beginning of year	$—	10,295	2,327
Provision for loss	996	4,265	11,383
Charge-offs	(1,037)	(14,715)	(3,982)
Recoveries	41	155	567

Balance at end of year	$—	—	10,295

In addition to the provision for loss noted above, the Company incurred net expenses of $1.5 million, $1.7 million, and $1.9 million related to foreclosed assets held for sale during the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

(8) PREMISES AND EQUIPMENT

The following table summarizes premises and equipment as of September 30. Dollar amounts are expressed in thousands.

	2013	2012
Land	$4,308	4,308
Buildings and improvements	13,198	12,954
Furniture, fixtures and equipment	8,901	8,181

	26,407	25,443
Accumulated depreciation	(14,374)	(13,806)

Total	$12,033	11,637

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended September 30, 2013, 2012, and 2011, were approximately $1.1 million, $866,000, and $704,000, respectively.

Future minimum rental commitments under noncancelable leases are presented in the following table. Dollar amounts are expressed in thousands.

Fiscal year ended September 30,	Amount
2014	$1,225
2015	988
2016	735
2017	723
2018	121
Thereafter	—

(9) INVESTMENT IN LLCs

The Company is a partner in two limited liability companies, Central Platte Holdings LLC (“Central Platte”) and NBH, LLC (“NBH”), which were formed for the purpose of purchasing and developing vacant land in Platte County, Missouri. These investments are accounted for using the equity method of accounting.

The Company’s investment in Central Platte consists of a 50% ownership interest in an entity that develops land for residential real estate sales. Sales of lots have not met previous expectations and, as a result, the Company evaluated its investment for impairment, in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. The Company utilizes a multi-faceted approach to measure the potential impairment. The internal model utilizes the following valuation methods: 1) liquidation or appraised values determined by an independent third party appraisal; 2) an on-going business, or discounted cash flows method wherein the cash flows are derived from the sale of fully-developed lots, the development and sale of partially-developed lots, the operation of the homeowner’s association, and the value of raw land obtained from an independent third party appraiser; and 3) another on-going business method, which utilizes the same inputs as method 2, but presumes that cash flows will first be generated from the sale of raw ground and then from the sale of fully-developed and partially-developed lots and the operation of the homeowner’s association. The internal model also includes method 4, an on-going business method wherein the cash flows are derived from the sale of fully-developed lots, the development and sale of partially-developed lots, the operation of the homeowner’s association, and the development and sale of lots from the property that is currently raw land. However, management does not feel the results from this method provide a reliable indication of value because the time to “build-out” the development exceeds 18 years. Because of this unreliability, the results from method 4 are given a zero weighting in the final impairment analysis. The significant inputs include raw land values, absorption rates of lot sales, and a market discount rate. Management believes this multi-faceted approach is reasonable given the highly subjective nature of the assumptions and the differences in valuation techniques that are utilized within each approach (e.g., order of distribution of assets upon potential liquidation). It is management’s opinion that no one valuation method within the model is preferable to the other and that no one method is more likely to occur than the other. Therefore, the final estimate of value is determined by assigning an equal weight to the values derived from each of the first three methods described above.

As a result of this analysis, the Company determined that its investment in Central Platte was materially impaired and recorded an impairment charge of $2.0 million ($1.2 million, net of tax) during the year ended September 30, 2010. During the quarter ended March 31, 2012, list prices of fully-developed lots in Central Platte’s residential development were reduced. The Company incorporated these lower prices into its internal valuation model, which resulted in an additional impairment charge of $200,000 ($123,000, net of tax) during the quarter ended March 31, 2012. No other events have occurred that would indicate any additional impairment of the Company’s investment in Central Platte.

The following table displays the results derived from the Company’s internal valuation model at September 30, 2013, and the carrying value of its investment in Central Platte at September 30, 2013. Dollar amounts are expressed in thousands.

Method 1	$15,527
Method 2	16,495
Method 3	17,930

Average of methods 1, 2, and 3	$16,651

Carrying value of investment in Central Platte Holdings, LLC	$15,132

The Company’s investment in NBH consists of a 50% ownership interest in an entity that holds raw land, which is currently zoned as agricultural. The general managers intend to rezone this property for commercial and/or residential development. The raw land was purchased in 2002. The Company accounts for its investment in NBH under the equity method. Due to the overall economic conditions surrounding real estate, the Company evaluated its investment for impairment in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. Potential impairment was measured based on liquidation or appraised values determined by an independent third party appraisal. As a result of this analysis, the Company determined that its investment in NBH was materially impaired and recorded an impairment charge of $1.1 million ($693,000, net of tax) during the year ended September 30, 2010. The results of this analysis as of September 30, 2013, did not indicate any additional impairment of the Company’s investment in NBH. The carrying value of the Company’s investment in NBH was $1.4 million at September 30, 2013.

(10) CUSTOMER AND BROKERED DEPOSIT ACCOUNTS

Customer and brokered deposit accounts as of September 30 are illustrated in the following table. Dollar amounts are expressed in thousands.

	2013		2012
	Amount	%	Amount	%
Demand deposit accounts	$103,401	14	91,190	10
Savings accounts	164,597	22	126,174	14
Money market demand accounts	107,337	14	78,407	9
Certificate accounts	372,858	50	575,175	65
Brokered accounts	—	—	21,367	2

	$748,193	100	892,313	100

Weighted average interest rate	0.50%		0.82%

The aggregate amount of certificate accounts in excess of $100,000 was approximately $98.5 million and $213.2 million as of September 30, 2013 and 2012, respectively.

At September 30, 2013 and 2012, the Bank had certificate accounts in the amount of $496,000 and $36.5 million which were acquired through a deposit listing service, respectively.

The following table presents contractual maturities of certificate accounts as of September 30, 2013. Dollar amounts are expressed in thousands.

	Maturing during the fiscal year ended September 30,
	2014	2015	2016	2017	2018	2019 and after	Total
Certificate accounts	$253,070	81,870	22,774	10,547	3,767	830	372,858
Brokered accounts	—	—	—	—	—	—	—

Total	$253,070	81,870	22,774	10,547	3,767	830	372,858

The following table presents interest expense on customer deposit accounts for the years ended September 30. Dollar amounts are expressed in thousands.

	2013	2012	2011
Savings accounts	$678	658	746
Money market demand and demand deposit accounts	663	525	291
Certificate and brokered accounts	4,006	7,968	14,184

	$5,347	9,151	15,221

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

	2013		2012
Year ending September 30,	Amount	Weighted average rate	Amount	Weighted average rate
2013			$27,000	1.45%
2014	$55,000	0.21%	—	—%
2015	50,000	1.83%	50,000	1.83%
2016	25,000	1.57%	25,000	1.57%
2017	25,000	1.53%	25,000	1.53%

	$155,000	1.16%	$127,000	1.64%

The Bank’s advances have a fixed interest rate and require monthly interest payments, with a single principal payment due at maturity. At September 30, 2013 and 2012, the Bank had no advances that were callable at the option of the Federal Home Loan Bank.

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

On July 11, 2012, the Company notified security holders that it was exercising its right to defer the payment of interest on its Trust Preferred Securities for a period of up to five years. Accrued but unpaid interest on such securities was $729,000 and $225,000 at September 30, 2013 and 2012, respectively.

(13) INCOME TAXES

The differences between the effective income tax rates and the statutory federal corporate tax rate for the years ended September 30 are as follows:

	2013	2012	2011
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.2	3.1	3.0
Other, net	1.3	0.4	0.5

	38.5%	38.5%	38.5%

Deferred income tax expense (benefit) results from temporary differences in the recognition of income and expense for tax purposes and financial statement purposes. The following table lists these temporary differences and their related tax effect for the years ended September 30. Dollar amounts are expressed in thousands.

	2013	2012	2011
Deferred loan fees and costs	$201	(28)	3
Accrued interest receivable	405	410	(522)
Tax depreciation vs. book depreciation	(121)	97	132
Basis difference on investments	—	(5)	2
Loan loss reserves	6,546	(237)	(1,661)
Mark-to-market adjustment	(1,180)	935	149
Mortgage servicing rights	—	—	(64)
Impairment loss on investment in LLCs	—	(74)	—
Accrued expenses	1,511	(845)	(1,732)
Other	(202)	(114)	(40)

	$7,160	139	(3,733)

The tax effect of significant temporary differences representing deferred tax assets and liabilities are presented in the following table. Dollar amounts are expressed in thousands.

	2013	2012
Deferred income tax assets:
Loan loss reserves	$9,678	16,220
Accrued interest receivable	147	552
Accrued expenses	1,367	2,878
Unrealized loss on securities available for sale	814	—
Impairment loss on LLCs	1,281	1,281
Other	49	—

	13,336	20,931

Deferred income tax liabilities:
Basis difference on investments	(7)	(7)
Deferred loan fees and costs	(595)	(394)
Unrealized gain on securities available for sale	—	(1,420)
Mark-to-market adjustment	(389)	(1,569)
Tax depreciation in excess of book depreciation	(72)	(193)
Other	—	(149)

	(1,063)	(3,732)

Net deferred tax asset	$12,273	17,199

The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits within income tax expense in the consolidated statements of income.

The Company’s federal and state income tax returns for fiscal years 2010 through 2012 remain subject to examination by the Internal Revenue Service and various state jurisdictions, based on the statute of limitations.

(14) STOCKHOLDERS’ EQUITY

The Company did not pay any cash dividends to its stockholders during the years ended September 30, 2013 and 2012. In accordance with the regulatory agreement, which is described more fully in Footnote 25, the Company is restricted from the payment of dividends or other capital distributions during the period of the agreement without prior written consent from its primary regulator.

During fiscal 2013, 2012 and 2011, the Company did not repurchase any shares of its own stock.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank’s primary regulatory agency requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1, total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes that, as of September 30, 2013, the Bank meets all capital adequacy requirements, to which it is subject.

On May 22, 2012, the Board of Directors of the Bank agreed to a Consent Order with the OCC, which is described more fully in Footnote 25, Regulatory Agreements. Among other items, the Consent Order requires that the Bank maintain a Tier 1 leverage capital ratio equal to or greater than 10% and a risk-based capital ratio equal to or greater than 13%. As of September 30, 2013, the Bank’s actual Tier 1 leverage capital and total risk-based capital ratios were 17.7% and 25.1%, respectively. The existence of individual minimum capital requirements means that the Bank may not be deemed well capitalized.

The following tables summarize the relationship between the Bank’s capital and regulatory requirements. Dollar amounts are expressed in thousands.

	September 30,
	2013	2012
GAAP capital (Bank only)	$200,221	175,352
Adjustment for regulatory capital:
Intangible assets	(2,271)	(2,371)
Reverse the effect of ASC 320-10	1,300	(2,269)

Tangible capital	199,250	170,712
Qualifying intangible assets	—	—

Tier 1 capital (core capital)	199,250	170,712
Qualifying valuation allowance	10,586	12,814

Risk-based capital	$209,836	183,526

	As of September 30, 2013
	Actual		Minimum Required For Capital Adequacy		Minimum Required To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk based capital to risk-weighted assets	$209,836	25.1%	66,968	≥8%	83,710	≥10%
Tier 1 capital to adjusted tangible assets	199,250	17.7%	44,978	≥4%	56,223	≥5%
Tangible capital to tangible assets	199,250	17.7%	16,867	≥1.5%	—	—
Tier 1 capital to risk-weighted assets	199,250	23.8%	—	—	50,226	≥6%

	As of September 30, 2012
	Actual		Minimum Required For Capital Adequacy		Minimum Required To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk based capital to risk-weighted assets	$183,526	18.2%	80,565	≥8%	100,707	≥10%
Tier 1 capital to adjusted tangible assets	170,712	14.1%	48,581	≥4%	60,726	≥5%
Tangible capital to tangible assets	170,712	14.1%	18,218	≥1.5%	—	—
Tier 1 capital to risk-weighted assets	170,712	17.0%	—	—	60,424	≥6%

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

The Bank’s contributions to the Plan amounted to $716,000, $645,000, and $523,000 for the years ended September 30, 2013, 2012, and 2011, respectively. These amounts have been included as compensation and fringe benefits expense in the accompanying consolidated statements of operations.

(17) STOCK OPTION PLAN

On January 27, 2004, the Company’s stockholders approved an equity stock option plan through which options to purchase up to 250,000 shares of common stock may be granted to officers and employees of the Company. Options may be granted over a period of ten years. The option price may not be less than 100% of the fair market value of the shares on the date of the grant.

The following table summarizes Option Plan activity during fiscal years 2013, 2012, and 2011.

	Number of shares	Weighted avg. exercise price per share	Range of exercise price per share
Options outstanding at October 1, 2010	49,538	35.15	30.33-42.53
Forfeited	—	—	—

Options outstanding at September 30, 2011	49,538	35.15	30.33-42.53
Forfeited	(2,000)	37.54	32.91-42.17

Options outstanding at September 30, 2012	47,538	$35.05	$30.33-42.53
Forfeited	(6,400)	34.14	30.33-42.53

Options outstanding at September 30, 2013	41,138	$35.19	$30.33-42.17

The weighted average remaining contractual life of options outstanding at September 30, 2013, 2012, and 2011, were 2.8 years, 3.8 years and 4.8 years, respectively.

The following table provides information regarding the expiration dates of the stock options outstanding at September 30, 2013.

	Number of shares	Weighted average exercise price
Expiring on:
July 27, 2014	3,000	$35.50
November 30, 2014	500	39.79
August 1, 2015	8,000	42.17
July 21, 2016	12,000	32.91
November 29, 2016	6,000	39.33
July 24, 2017	11,638	30.33

	41,138	$35.19

All of the options outstanding at September 30, 2013, are currently exercisable in accordance with the vesting schedules outlined in each stock option agreement.

The following table illustrates the range of exercise prices and the weighted average remaining contractual lives for options outstanding under the Option Plan as of September 30, 2013.

	Options Outstanding			Options Exercisable
Range of exercise prices	Number	Weighted avg. remaining contractual life	Weighted avg. exercise price	Number	Weighted avg. exercise price
$35.50	3,000	0.8 years	$35.50	3,000	$35.50
39.79	500	1.2 years	39.79	500	39.79
42.17	8,000	1.8 years	42.17	8,000	42.17
32.91	12,000	2.8 years	32.91	12,000	32.91
39.33	6,000	3.2 years	39.33	6,000	39.33
30.33	11,638	3.8 years	30.33	11,638	30.33

	41,138			41,138

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

The following table presents financial information from the Company’s operating segments for the years ended September 30, 2013, 2012, and 2011. Dollar amounts are expressed in thousands.

Year ended September 30, 2013	Banking	Mortgage Banking	Other and Eliminations	Consolidated
Net interest income	$43,196	—	(503)	42,693
Provision for loan losses	(9,600)	—	—	(9,600)
Other income	1,990	64,509	(3,764)	62,735
General and administrative expenses	28,658	42,593	(1,144)	70,107
Income tax expense	10,059	8,438	(1,203)	17,294

Net income	$16,069	13,478	(1,920)	27,627

Total assets	$1,122,948	1,673	19,534	1,144,155

Year ended September 30, 2012	Banking	Mortgage Banking	Other and Eliminations	Consolidated
Net interest income	$50,015	—	(536)	49,479
Provision for loan losses	10,500	—	—	10,500
Other income	(419)	55,631	(1,917)	53,295
General and administrative expenses	26,114	37,445	(732)	62,827
Income tax expense	4,998	7,002	(663)	11,337

Net income	$7,984	11,184	(1,058)	18,110

Total assets	$1,218,998	1,623	20,205	1,240,826

Year ended September 30, 2011	Banking	Mortgage Banking	Other and Eliminations	Consolidated
Net interest income	$52,634	—	(468)	52,166
Provision for loan losses	49,326	—	68	49,394
Other income	(8,878)	34,736	(1,384)	24,474
General and administrative expenses	23,263	31,124	(689)	53,698
Income tax expense (benefit)	(11,101)	1,391	(474)	(10,184)

Net income (loss)	$(17,732)	2,221	(757)	(16,268)

Total assets	$1,231,109	1,496	20,979	1,253,584

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

As of September 30, 2013, the Bank had outstanding commitments to originate $6.6 million in commercial real estate loans, $181.8 million of fixed rate residential first mortgage loans and $12.4 million of adjustable rate residential first mortgage loans. Commercial real estate loan commitments have approximate average committed rates of 5.0%. Residential mortgage loan commitments have an approximate average committed rate of 4.2% and approximate average fees and discounts of 0.1%. The interest rate commitments on residential loans generally expire 60 days after the commitment date. Interest rate commitments on commercial real estate loans have varying terms to expiration. As of September 30, 2013, the Bank had outstanding commitments related to stand-by letters of credit of $646,000.

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

At September 30, 2013 and 2012, the Bank had commitments to sell loans of approximately $177.6 million and $405.2 million, respectively. These instruments contain an element of risk in the event that other parties are unable to meet the terms of such agreements. In such event, the Bank’s loans receivable held for sale would be exposed to market fluctuations. Management does not expect any other party to default on its obligations and, therefore, does not expect to incur any costs due to such possible default.

(20) LEGAL CONTINGENCIES

Various legal claims arise from time to time within the normal course of business which, in the opinion of management, are not expected to have a material effect on the Company’s consolidated financial statements.

(21) SIGNIFICANT ESTIMATES AND CONCENTRATIONS

The recent protracted economic decline presented financial institutions with unprecedented circumstances and challenges which in some cases resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of recent economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company’s ability to meet regulatory capital requirements and maintain sufficient liquidity.

The Company’s construction and development loan portfolio includes loans that are in excess of supervisory loan-to-value limits. As of September 30, 2013 and 2012, 5.0% and 14.0% of this portfolio was made up of such loans, respectively.

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

The aggregate fair value of these loans was $2.1 million and $3.8 million greater than the aggregate unpaid principal balance at September 30, 2013 and 2012, respectively. Interest income on loans held for sale is included in interest on loans receivable in the accompanying statements of income.

(23) DERIVATIVE INSTRUMENTS

The Company has commitments outstanding to extend credit that have not closed prior to the end of the period. As the Company enters into commitments to originate loans, it also enters into commitments to sell the loans in the secondary market on a “best-efforts” basis. Such commitments to originate loans held for sale are considered derivative instruments in accordance with GAAP, which requires the Company to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As a result of marking to market commitments to originate loans, the Company recorded a decrease in other assets of $1.2 million, a decrease in other liabilities of $299,000, and a decrease in other income of $873,000 for the year ended September 30, 2013. The Company recorded an increase in other assets of $1.3 million, a decrease in other liabilities of $382,000, and an increase in other income of $1.7 million for the year ended September 30, 2012.

Additionally, the Company has commitments to sell loans that have closed prior to the end of the period. Due to the mark to market adjustment on commitments to sell loans held for sale, the Company recorded a decrease in other assets of $2.0 million, an increase in other liabilities of $230,000, and a decrease in other income of $2.2 million during the year ended September 30, 2013. The Company recorded an increase in other assets of $571,000, a decrease in other liabilities of $162,000, and an increase in other income of $733,000 during the year ended September 30, 2012.

The balance of derivative instruments related to commitments to originate and sell loans at September 30, 2013 and 2012, is disclosed in Footnote 24, Fair Value Measurements.

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

Mortgage-backed securities available for sale, which consist of agency pass-through and participation certificates issued by GNMA, FNMA, and FHLMC, were valued by using industry standard models which utilize various inputs and assumptions such as historical prices of benchmark securities, prepayment estimates, loan type, and year of origination. Substantially all of these assumptions are observable in the marketplace or can be derived from observable data. These measurements are classified as Level 2 within the hierarchy.

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

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall at September 30, 2013 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Securities, available for sale
U. S. government agency securities	$183,164	110,982	72,182	—
Corporate debt securities	69,110	—	69,110	—
Municipal securities	422	—	422	—
Mortgage-backed securities, available for sale
Pass through certificates guaranteed by GNMA – fixed rate	70	—	70	—
Pass through certificates guaranteed by FNMA – adjustable rate	126	—	126	—
FHLMC participation certificates:
Fixed rate	127	—	127	—
Adjustable rate	110	—	110	—
Loans held for sale	69,079	—	69,079	—
Commitments to originate loans	1,387	—	—	1,387
Forward sales commitments	217	—	—	217

Total assets	$323,812	110,982	211,226	1,604

Liabilities:
Commitments to originate loans	$213	—	—	213
Forward sales commitments	362	—	—	362

Total liabilities	$575	—	—	575

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall at September 30, 2012 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Securities, available for sale
U. S. government agency securities	$153,166	142,359	10,807	—
Corporate debt securities	61,018	—	61,018	—
Municipal securities	6	—	6	—
Mortgage-backed securities, available for sale
Pass through certificates guaranteed by GNMA – fixed rate	81	—	81	—
Pass through certificates guaranteed by FNMA – adjustable rate	152	—	152	—
FHLMC participation certificates:
Fixed rate	190	—	190	—
Adjustable rate	131	—	131	—
Loans held for sale	163,834	—	163,834	—
Commitments to originate loans	2,559	—	—	2,559
Forward sales commitments	2,194	—	—	2,194

Total assets	$383,331	142,359	236,219	4,753

Liabilities:
Commitments to originate loans	$512	—	—	512
Forward sales commitments	133	—	—	133

Total liabilities	$645	—	—	645

The following table is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying balance sheet using significant unobservable (Level 3) inputs (in thousands):

	Commitments to Originate Loans	Forward Sales Commitments
Balance at October 1, 2011	$360	1,328
Total realized and unrealized gains (losses):
Included in net income	1,687	733

Balance at September 30, 2012	2,047	2,061
Total realized and unrealized gains:
Included in net income	(873)	(2,206)

Balance at September 30, 2013	$1,174	(145)

Realized and unrealized gains and losses noted in the table above and included in net income for the year ended September 30, 2013, are reported in the consolidated statements of operations as follows (in thousands):

Other Income
Total gains (losses)	$(3,079)

Changes in unrealized gains (losses) relating to assets still held at the balance sheet date	$—

Realized and unrealized gains and losses noted in the table above and included in net income for the year ended September 30, 2012, are reported in the consolidated statements of operations as follows (in thousands):

Other Income
Total gains (losses)	$2,420

Changes in unrealized gains (losses) relating to assets still held at the balance sheet date	$—

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

The carrying value of impaired loans that were re-measured during the years ended September 30, 2013 and 2012, was $21.2 million and $72.5 million, respectively.

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

The carrying value of foreclosed assets held for sale was $11.3 million and $17.0 million at September 30, 2013 and 2012, respectively. During fiscal 2013, charge-offs and increases in specific reserves related to foreclosed assets held for sale that were re-measured during the period totaled $1.0 million. During fiscal 2012, charge-offs and increases in specific reserves related to foreclosed assets held for sale that were re-measured during the period totaled $3.9 million.

Investment in LLCs

Investments in LLCs are accounted for using the equity method of accounting. On a quarterly basis, these investments are analyzed for impairment in accordance with ASC 323-10-35-32, which states that an other than temporary decline in value of an equity method investment should be recognized. The Company utilizes a multi-faceted approach to measure the potential impairment. The internal model utilizes the following valuation methods: 1) liquidation or appraised values determined by an independent third party appraisal; 2) an on-going business, or discounted cash flows method wherein the cash flows are derived from the sale of fully-developed lots, the development and sale of partially-developed lots, the operation of the homeowner’s association, and the value of raw land obtained from an independent third party appraiser; and 3) an on-going business method, which utilizes the same inputs as method 2, but presumes that cash flows will first be generated from the sale of raw ground and then from the sale of fully-developed and partially-developed lots and the operation of the homeowner’s association. The significant inputs include raw land values, absorption rates of lot sales, and a market discount rate. Management believes this multi-faceted approach is reasonable given the highly subjective nature of the assumptions and the differences in valuation techniques that are utilized within each approach (e.g., order of distribution of assets upon potential liquidation). As a result of this analysis, the Company determined that its investment in Central Platte was materially impaired and recorded an impairment charge of $2.0 million ($1.2 million, net of tax) during the year ended September 30, 2010. During the quarter ended March 31, 2012, list prices of fully-developed lots in Central Platte’s residential development were reduced. The Company incorporated these lower prices into its internal valuation model, which resulted in an additional impairment charge of $200,000 ($123,000, net of tax) during the quarter ended March 31, 2012. No other events have occurred that would indicate any additional impairment of the Company’s investment in Central Platte. Investment in LLCs is classified within Level 3 of the fair value hierarchy.

The carrying value of the Company’s investment in LLCs was $16.5 million and $17.2 million at September 30, 2013 and 2012, respectively

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value:

Cash and cash equivalents

The carrying amount reported in the consolidated balance sheets is a reasonable estimate of fair value.

Securities and mortgage-backed securities held to maturity

Securities that trade in an active market are valued using market prices, if available. Securities that do not trade in an active market were valued by using industry standard models which utilize various inputs and assumptions such as historical prices of similar securities, estimated delinquencies, defaults, and loss severity.

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

The following table presents estimated fair values of the Company’s financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2013 (in thousands):

		Fair Value Measurements Using
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Cash and cash equivalents	$6,347	6,347	—	—
Stock in Federal Home Loan Bank	7,679	—	7,679	—
Mortgage-backed securities held to maturity	43,074	—	43,143	—
Loans receivable held for investment	695,330	—	—	726,408

Financial Liabilities:
Customer deposit accounts	748,193	—	—	749,561
Advances from FHLB	155,000	—	—	156,885
Subordinated debentures	25,774	—	—	10,310

The following table presents estimated fair values of the Company’s financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2012 (in thousands):

		Fair Value Measurements Using
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Cash and cash equivalents	$8,716	8,716	—	—
Stock in Federal Home Loan Bank	7,073	—	7,073	—
Mortgage-backed securities held to maturity	25,921	—	26,117	—
Loans receivable held for investment	734,772	—	—	763,017

Financial Liabilities:
Customer deposit accounts	870,946	—	—	872,160
Brokered deposit accounts	21,367	—	—	21,365
Advances from FHLB	127,000	—	—	130,393
Subordinated debentures	25,774	—	—	9,021

The following tables present the carrying values and fair values of the Company’s unrecognized financial instruments. Dollar amounts are expressed in thousands.

	September 30, 2013		September 30, 2012
	Contract or notional amount	Estimated unrealized gain (loss)	Contract or notional amount	Estimated unrealized gain
Unrecognized financial instruments:
Lending commitments – fixed rate, net	$17,421	(73)	$2,446	11
Lending commitments – floating rate	5,813	34	926	9
Commitments to sell loans	—	—	—	—

The fair value estimates presented are based on pertinent information available to management as of September 30, 2013 and 2012. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented above.

(25) REGULATORY AGREEMENTS

On April 30, 2010, the Board of Directors of North American Savings Bank, F.S.B. (the “Bank”), a wholly-owned subsidiary of the Company, entered into a Supervisory Agreement with the Office of Thrift Supervision (“OTS”), the Bank’s primary regulator at that time. The agreement required, among other things, that the Bank revise its policies regarding internal asset review, obtain an independent assessment of its allowance for loan and lease losses methodology and conduct an independent third-party review of a portion of its commercial and construction loan portfolios. The agreement also directed the Bank to provide a plan to reduce its classified assets and its reliance on brokered deposits, and restricted the payment of dividends or other capital distributions by the Bank during the period of the agreement. The agreement did not direct the Bank to raise capital, make management or board changes, revise any loan policies or restrict lending growth.

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

On May 22, 2012, the Board of Directors of the Bank agreed to a Consent Order with the OCC. This Consent Order replaces and terminates the previous Supervisory Agreement. The Consent Order requires that the Bank establish various plans and programs to improve its asset quality and to ensure the adequacy of allowances for loan and lease losses. It requires the Bank to obtain an independent third-party review of its non-homogenous loan portfolios and to enhance its credit administration systems. Among other items, it also requires a written capital maintenance plan to ensure that the Bank’s Tier 1 leverage capital and total risk-based capital ratios remain equal to or greater than 10% and 13%, respectively. As of September 30, 2013, the Bank’s actual Tier 1 leverage capital and total risk-based capital ratios were 17.7% and 25.1%, respectively. The Consent Order does not direct the Bank to raise capital, make management or board changes, or restrict lending.

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

On February 1, 2013, the Board of Directors of the Bank signed an additional Consent Order with the OCC, effective as of that date. This Consent Order requires the Bank to take corrective action to enhance its program for compliance with the Bank Secrecy Act (“BSA”) and other anti-money laundering requirements. The Consent Order requires, among other things, that the Bank improve its processes to better identify and monitor accounts and transactions that pose a greater than normal risk for compliance with the BSA. The Consent Order also requires the Bank to maintain an effective risk assessment process, monitoring mechanisms, training programs and appropriate systems to review the activities of customer accounts.

(26) PARENT COMPANY FINANCIAL INFORMATION

NASB Financial, Inc.

Balance Sheets

	September 30, 2013	September 30, 2012
	(Dollars in thousands)
ASSETS
Cash and cash equivalents	$1,977	1,567
Investment in subsidiary	200,220	175,352
Investment in LLCs	16,499	17,222
Investment in NASB Trust Preferred I	774	774
Income taxes receivable	1,658	1,752
Other assets	892	835

	$222,020	197,502

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Subordinated debentures	$25,774	25,774
Accrued interest payable	729	225

Total liabilities	26,503	25,999

Stockholders’ equity
Common stock	1,479	1,479
Additional paid-in capital	16,613	16,657
Retained earnings	217,143	189,516
Treasury stock	(38,418)	(38,418)
Accumulated other comprehensive income (loss)	(1,300)	2,269

Total stockholders’ equity	195,517	171,503

	$222,020	197,502

NASB Financial, Inc.

Statements of Operations

	Years Ended September 30,
	2013	2012	2011
	(Dollars in thousands)
Income:
Income (loss) from subsidiary	$28,482	18,835	(15,801)
Interest and dividend income	—	—	26
Provision for loan losses	—	—	(68)
Gain on sale of real estate	45	25	37
Impairment loss on investment in LLCs	—	(200)	—
Loss from investment in LLCs	(731)	(257)	(126)

Total income (loss)	27,796	18,403	(15,932)

Expenses:
Interest on subordinated debentures	504	536	494
Professional fees	119	155	75
Other expense	82	55	60

Total expenses	705	746	629

Income (loss) before income tax expense	27,091	17,657	(16,561)
Income tax benefit	(536)	(453)	(293)

Net income (loss)	$27,627	18,110	(16,268)

NASB Financial, Inc.

Statements of Cash Flows

	Years ended September 30,
	2013	2012	2011
	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$27,627	18,110	(16,268)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for loan losses	—	—	68
Gain on sale of real estate	(45)	(25)	(37)
Loss from investment in LLCs	731	257	126
Impairment loss on investment in LLCs	—	200	—
Equity in undistributed (earnings) loss of subsidiary	(28,482)	(18,835)	15,801
Change in income taxes receivable	94	(330)	(40)
Change in accrued interest payable	504	143	(11)
Other	(12)	297	(537)

Net cash provided by (used in) operating activities	417	(183)	(898)

Cash flows from investing activities:
Principal repayments of loans receivable	—	—	630
Investment in LLC	(7)	(5)	(1)

Net cash provided by (used in) investing activities	(7)	(5)	629

Cash flows from financing activities:
Change in escrows	—	—	(36)

Net cash used in financing activities	—	—	(36)

Net increase (decrease) in cash and cash equivalents	410	(188)	(305)

Cash and cash equivalents at beginning of period	1,567	1,755	2,060

Cash and cash equivalents at end of period	$1,977	1,567	1,755

The Statement of Comprehensive Income is not applicable for the parent company.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

NASB Financial, Inc.

Grandview, Missouri

We have audited the accompanying consolidated balance sheets of NASB Financial, Inc. (the “Company”) as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders’ equity for each of the three years in the period ended September 30, 2013. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NASB Financial, Inc. as of September 30, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NASB Financial, Inc.’s internal control over financial reporting as of September 30, 2013 based on criteria established in, Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 16, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Kansas City, Missouri

December 16, 2013

Summary of Unaudited Quarterly Operating Results

The following tables include certain information concerning the quarterly consolidated results of operations of the Company at the dates indicated. Dollar amounts are expressed in thousands, except per share data.

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$13,593	12,913	12,091	11,972	50,569
Interest expense	2,412	2,022	1,818	1,624	7,876

Net interest income	11,181	10,891	10,273	10,348	42,693
Provision for loan losses	(4,000)	(5,600)	—	—	(9,600)

Net interest income after provision for loan losses	15,181	16,491	10,273	10,348	52,293
Other income	16,497	18,965	10,997	16,276	62,735
General and administrative expenses	18,155	17,540	18,384	16,028	70,107

Income before income tax expense	13,523	17,916	2,886	10,596	44,921
Income tax expense	5,206	6,898	1,111	4,079	17,294

Net income	$8,317	11,018	1,775	6,517	27,627

Earnings per share - basic	$1.06	1.40	0.23	0.83	3.51

Average shares outstanding	7,868	7,868	7,868	7,868	7,868

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$17,362	15,235	14,750	14,272	61,619
Interest expense	3,243	3,138	3,034	2,725	12,140

Net interest income	14,119	12,097	11,716	11,547	49,479
Provision for loan losses	2,500	5,000	3,000	—	10,500

Net interest income after provision for loan losses	11,619	7,097	8,716	11,547	38,979
Other income	10,549	8,289	15,561	18,896	53,295
General and administrative expenses	14,137	14,771	16,063	17,856	62,827

Income before income tax expense	8,031	615	8,214	12,587	29,447
Income tax expense	3,092	240	3,159	4,846	11,337

Net income	$4,939	375	5,055	7,741	18,110

Earnings per share - basic	$0.63	0.05	0.64	0.98	2.30

Average shares outstanding	7,868	7,868	7,868	7,868	7,868

Board of Directors of NASB Financial, Inc. and North American Savings Bank, F.S.B.

David H. Hancock Chairman NASB Financial, Inc. and North American Savings Bank	Frederick V. Arbanas Retired Jackson County Legislature	Linda S. Hancock Linda Smith Hancock Interiors Kansas City, Missouri
Paul L. Thomas Chief Executive Officer NASB Financial, Inc. and North American Savings Bank	Barrett Brady Retired	W. Russell Welsh Chairman Chief Executive Officer Polsinelli Shughart PC Kansas City, Missouri
Keith B. Cox President NASB Financial, Inc. and North American Savings Bank	Laura Brady President Chief Executive Officer Medical Positioning, Inc. Kansas City, Missouri

Officers of NASB Financial, Inc.

David H. Hancock Chairman	Rhonda Nyhus Vice President and Treasurer	Michael Braman Vice President	Bruce Thielen Vice President
Paul L. Thomas Chief Executive Officer	Shauna Olson Corporate Secretary	John M. Nesselrode Vice President
Keith B. Cox President	Mike Anderson Vice President	Dena Sanders Vice President

Officers of North American Savings Bank, F.S.B.

David H. Hancock Chairman	John M. Nesselrode Senior Vice President Chief Investment Officer	Cathleen Gwin Vice President Residential Lending	Dan Reynoldson Vice President Residential Lending
Paul L. Thomas Chief Executive Officer	Dena Sanders Senior Vice President Retail Banking	Scott Haase Vice President Residential Lending	Christine Schaben Vice President Human Resources
Keith B. Cox President	Mark Bitteker Vice President Asset Management	Jeff Jackson Vice President Information Technology	Rick Speciale Vice President Internal Audit
Rhonda Nyhus Senior Vice President Chief Financial Officer	Mitch Castor Vice President Commercial Loan Servicing	Karen Jacobson Vice President Branch Operations	Ron Stafford Vice President Residential Lending
Shauna Olson Corporate Secretary	Sherrie Eimer Vice President Compliance	Christine Halla Vice President Compliance	Drake Vidrine Vice President Construction Lending
Michael Braman Executive Vice President Chief Lending Officer	Jesseka Endecott Vice President Financial Reporting	Lisa Lillard Vice President Information Technology	Lori West Vice President Residential Loan Servicing
Bruce Thielen Executive Vice President Residential Lending	Bill Evans Vice President Controller	Marquise Mansaw Vice President Residential Lending	Donna Williams Vice President Construction Lending
Mike Anderson Senior Vice President Construction Lending	Katherine Foster Vice President Compliance	Dan Morton Vice President Information Technology

Branch Offices

Headquarters Grandview, Missouri 12498 South 71 Highway	Harrisonville, Missouri 2002 East Mechanic	Residential Lending 903 East 104th Street Building C, Suite 400 Kansas City, Missouri	Construction Lending 12520 South 71 Highway Grandview, Missouri

Lee’s Summit, Missouri 646 North 291 Highway	St. Joseph, Missouri 920 North Belt	789 NE Rice Road Lee’s Summit, Missouri	Loan Administration 12520 South 71 Highway Grandview, Missouri

Excelsior Springs, Missouri 1001 North Jesse James Road	Independence, Missouri 11400 East 23rd Street	4350 S National, Suite A100 Springfield, Missouri

Kansas City, Missouri 8501 North Oak Trafficway and 7012 NW Barry Road	Platte City, Missouri 2707 NW Prairie View Road

Investor Information

Annual Meeting of Stockholders:

The Annual Meeting of Stockholders will be held on Tuesday, January 28, 2014, at 8:30 a.m. in the lobby of North American Savings Bank, 12498 South 71 Highway, Grandview, Missouri.

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

Independent Registered Public Accounting Firm:

BKD LLP, 1201 Walnut, Suite 1700, Kansas City, Missouri 64106

Shareholder and Financial Information:

Contact Keith B. Cox, NASB Financial, Inc., 12498 South 71 Highway, Grandview, Missouri 64030, (816) 765-2200.

Common Stock Prices and Dividends

At September 30, 2013, stockholders held 7,867,614 outstanding shares of NASB Financial, Inc. common stock, held by approximately 1,100 record holders. The Company paid cash dividends of $0.225 per share in November 2009 and February 2010. Since that date, no dividends have been declared or paid by the Company. In accordance with an agreement, which is described more fully in Footnote 25, Regulatory Agreements, the Company is restricted from the payment of dividends or other capital distributions during the period of the agreement without prior written consent from its primary regulator.

The table below reflects high and low bid prices for the Company’s common stock. The quotations represent intra-dealer quotations without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

	Fiscal 2013		Fiscal 2012
Quarter ended	High	Low	High	Low
December 31	$24.81	19.90	11.44	9.45
March 31	23.44	20.93	14.75	10.43
June 30	25.94	20.95	19.44	14.05
September 30	29.14	25.69	24.85	18.01

Stockholder Return Performance Presentation

The line graph below compares the cumulative total stockholder return on the Company’s common stock to the cumulative total return total return of a broad index of the NASDAQ Capital Market and the NASDAQ Financial Index for the period from September 30, 2008 to September 30, 2013. The information presented below assumes $100 invested on September 30, 2008 in the Company’s common stock and in each of the indices, and assumes the reinvestment of all dividends. Historical stock price performance is not necessarily indicative of future stock price performance.

	9/08	9/09	9/10	9/11	9/12	9/13

NASB Financial, Inc.	100.00	84.04	53.96	32.67	80.99	89.43
NASDAQ Composite	100.00	103.76	116.52	120.44	157.60	195.67
NASDAQ Financial	100.00	79.80	80.72	74.26	97.14	123.53